Form 20-F
period 2003-02-28
STARFIELD RESOURCES INC
filed 2003-07-18
CIK 1074795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2003

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

Commission file number:0-29978

STARFIELD RESOURCES INC.

(Exact name of Registrant as specified in its charter)

__________Alberta, Canada_____________

(Jurisdiction of incorporation or organization)

420-465 Howe Street, Vancouver, British Columbia, Canada  V6C 2T6

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             59,276,262

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 55

STARFIELD RESOURCES INC.

FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

Introduction	3

PART I

INTRODUCTION

Starfield Resources Inc. is organized under the laws of Alberta, Canada.  In this Registration Statement, the “Company”, "we", "our", and "us", refer to Starfield Resources Inc. (unless the context otherwise requires).  Summary discussions of documents referred to in this Registration Statement may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 420-625 Howe Street, Vancouver, British Columbia, Canada  V6C 2T6; our telephone number is 604-608-0400.

BUSINESS OF STARFIELD RESOURCES INC.

Starfield Resources Inc. (the “Company") is a mineral company engaged directly in the exploration of mineral properties.  The Company’s primary property is the Ferguson Lake Property (exploration) located in the Territory of Nunavut, Canada.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 6/30/2003 the names of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected/Appointed
Glen Indra	55	November, 1997
Glen MacDonald (1)	54	November 1997
Kelly Kerr (1)	43	November 1997
Henry M. Giegerich (1)	72	January, 2000

(1)

Members of the Audit Committee of the Board of Directors.

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 6/30/2003, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Position	Date of Appointment
Glen J. Indra	55	President, Secretary and Treasurer	Nov. 1997

______________________________________________________________________________

______________________________________________________________________________

Glen Indra’s business functions, as President of the Company, include leading the search for businesses opportunities, strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to Board of Directors.  The President shall be the Chief Executive Officer and, subject to the authority of the Board, shall have general supervision of the business of the Company, and shall have other powers and duties as the Board may specify.  Mr. Indra’s business functions, as Corporate Secretary, include financial and corporate administrative matters.  He shall give or cause to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board, and shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose.  Mr. Indra’s business functions as Treasurer include keeping proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping and the disbursement of the funds of the Company.  He shall render to the Board whenever required an account of all his transaction as treasurer and of the financial position of the Company, and shall have such powers and duties as the Board may specify.

1.C.  Auditors

The Company’s auditors for its financial statements for each of the preceding three periods were Loewen, Stronach & Co., Chartered Accountants.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2003, 2002, and 2001, was derived from the financial statements of the Company. Loewen, Stronach & Co., Chartered Accountants, independent auditors, audited the financial statements for Fiscal 2003, Fiscal 2002, and Fiscal 2001 as indicated in their report, which is included elsewhere in this Registration Statement.

The information in Table No. 2 was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5, “OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

Reference is made to Note 13 of the financial statements of the Company included herein for a discussion of the differences, in the case of the Company, between Canadian GAAP and US GAAP, and their effect on the Company’s financial statements.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities and short term loans.  While the Company believes it has access to sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	2/28/03	2/28/02	2/28/01	2/29/00	2/28/99

Revenue	$0	$0	$0	$0.9	$0.9
Net Income (Loss)	($1,970)	($1,390)	($899)	($818)	($260)
Earnings (Loss) Per Share	($0.04)	($0.04)	($0.04)	($0.06)	($0.05)

Net Income (Loss) US GAAP	($8476)	($7804)	($8132)	($4784)	($574)
EPS (Loss) US GAAP(2)	($0.16)	($0.22)	($0.38)	($0.44)	($0.12)
Wtg.Avg.No.Shares US GAAP(2)	51,906	35,370	21,346	10,948	4,658

Dividends Per Share	0	0	0	0	0
Dividends Per Share (US GAAP)	0	0	0	0	0
Wtg.Avg.No.Shares Cdn GAAP	51,906	35,370	25,290	13,073	6,158

Working Capital	($1344)	$777	($212)	($5)	($18)
Resource Properties	$21,327	$14,821	$9,137	$3,671	$301
Long Term Debt	Nil	$634	$29	$24	0
Long Term Debt (US GAAP)	Nil	$634	$29	$24	0
Shareholder’s Equity	$20,003	$15,014	$8,959	$3,678	$303
Total Assets	$21,596	$15,958	$9,813	$4,057	$368
Total Assets (US GAAP)	$269	$1137	$677	$385	$67

______________________________________________________________________________

______________________________________________________________________________

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended February 28th, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

	Average	High	Low	Close

Fiscal Year Ended 2/28/03	$1.56	$1.60	$1.49	$1.53
Fiscal Year Ended 2/28/02	$1.57	$1.61	$1.51	$1.60
Fiscal Year Ended 2/28/01	$1.49	$1.56	$1.45	$1.53
Fiscal Year Ended 2/29/00	$1.45	$1.53	$1.44	$1.45
Fiscal Year Ended 2/28/99	$1.50	$1.56	$1.41	$1.51

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 2/28/2003.  As of 2/28/2003, the Company has cash and cash equivalents totaling $5,433.

Table No. 5

Capitalization and Indebtedness

February 28, 2003

______________________________________________________________________________

______________________________________________________________________________

Shareholders’ equity:
Common Shares, no par value;
Unlimited number authorized
59,276,262 shares issued and outstanding	$23,577,761
Unlimited number of First Preferred Shares authorized	Nil
Unlimited number of Second Preferred Shares authorized	Nil
Net Stockholders’ Equity	$20,003,256
TOTAL CAPITALIZATION	$23,577,761

------------------------------------------------------------------------------

Stock Options Outstanding:	5,925,000
Warrants Outstanding:	17,304,057
Preference Shares Outstanding:	nil
Capital Leases:	$4,852
Guaranteed Debt:	nil
Secured Debt:	nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Cumulative Unsuccessful Exploration Efforts By Starfield Personnel Could Result in the Company Having to Cease Operations:

The Company’s properties are in the exploration stage only and are without a known body of commercial ore.

Development of Starfield’s properties will only follow upon obtaining satisfactory exploration results.  Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s future mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  The long-term profitability of Starfield’s operations will be in part directly related to the cost and success of its future exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Starfield Resources’ mineral operations will be subject to governmental legislation, policies and controls relating to prospecting, development, production and environmental protection, mining taxes and labor standards.  The proximity and capacity of milling facilities, processing equipment and mineral markets may affect the profitability of a particular mining prospect.  Other factors, such as market fluctuations, changing production costs, the supply and demand for precious minerals and metals, the rate of inflation, the political environment and changes in international investment patterns may have an adverse affect on the Company’s operations.

The Lack of Assurance that Starfield Resources’ will be able to Meet its Future Capital Requirements

While the Company has met exploration expenditures on the Ferguson Lake Property as of 2/28/03, according to its obligations, further expenditures would likely require additional equity or debt financing.  Starfield has no source of operating cash flow to fund future exploration projects or corporate overhead.  The Company has limited financial resources, and there is no assurance that additional funding will be available.  Starfield’s ability to continue exploration of its properties will be dependent upon its ability to raise significant additional funds in the future.

Starfield has no history of significant earnings, and due to the nature of its business, there can be no assurance that the Company will be profitable.  The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future.  While Starfield has completed its current exploration expenditures on the Ferguson Lake Property, the only source of funds available to the Company for future exploration expenditures is through the sale of its equity shares.  Even if the results of future exploration are encouraging, Starfield may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its property, there is no assurance that such funds will be available.  If available, future equity financing may result in substantial dilution to purchasers under such offerings.

Risks Associated with Penny Stock Classification

Starfield Resources’ stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3151-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares in the United States and shareholders may find it more difficult to sell their shares.

Operating Hazards and Risks Associated with the Mining Industry

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which Starfield Resources has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to Starfield’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities.

Risks Associated with Starfield Resources’ Failure to Comply with Canadian Mining Regulations and Government Rules Associated with Mining in Canada

Starfield Resources carries out its Ferguson Lake property exploration in the Territory of Nunavut. In Canada, the Company’s claims are worked under Territorial Mines Acts and Regulations.  Starfield Resources has the right to carry out exploration on its claims subject to the terms and conditions outlined by the local mines inspectors.  The Company from time to time may be required to post small monetary bonds to be held against project cleanup.  Territorial labor health and welfare codes apply to all operations.  Starfield generally carries out all exploration work utilizing professional exploration consultants who carry general liability and third party insurance.

Starfield Resources’ exploration activities in Canada are regulated by various government agencies, both federal and territorial. Environmental legislation provides for restrictions and prohibitions on spills and releases or emission of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that would result in environment pollution.  A breach of legislation may result in imposition of fines and penalties.

Prior to entering into any property agreements or resulting exploration activities, Starfield conducts a review of previous exploration and development activity on the property and, if necessary, conducts water and geological sampling and analysis to identify any environmental concerns.

Starfield Resources has obtained all necessary permits for exploration work performed to date, and to the best of its knowledge, the Company is in compliance with all material laws and regulations that currently apply to its activities.  There can be no assurance, however, that all permits that Starfield may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project that the Company might undertake.

Starfield Resources is aware that environmental legislation is evolving in a manner that will require more stringent assessments of proposed projects, stricter standards and enforcement, including increased fines and penalties for non-compliance, and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Starfield’s operations.  Environmental hazards caused by previous or existing owners or operators of the properties may exist on the Company’s properties that are unknown to Starfield at the present time.  Any form of environmental liability insurance does not cover the Company at the present time.

Risks Associated with Reclamation Obligations

Reclamation requirements vary depending on the location and the managing agency, but they are similar in that they aim to minimize long-term effects of exploration by requiring the operating company to control possible harmful discharges and to reestablish to some degree, pre-disturbance landforms and vegetation.  Starfield Resources is actively providing for or has carried out any requested reclamation activities on its properties.

The Uncertainty of Starfield Resources’ Ability to Obtain Future Permits and Licenses

The operations of the Company may require licenses and permits from various governmental authorities.  There can be no assurances that Starfield will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining at its properties.

The Uncertainty Associated with the Calculation of Reserves and Mineralization

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production.  Until reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only.  In addition, the quantity of reserves and mineralization may vary depending on metal prices.  Any material change in quantity or reserves, mineralization, grade or stripping ratio may affect the economic viability of Starfield Resources’ properties.  In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions during production.

Competition

There is competition from other mining exploration and development companies with operations similar to those of Starfield Resources’.  Many of the mining companies with which the Company competes have operations and financial strength many times that of Starfield. Nevertheless, the market for the Company's possible future production of minerals tends to be commodity oriented, rather than company oriented.  Accordingly, Starfield Resources expects to compete by taking advantage of the market for all minerals present in its properties, to offset the primarily fixed costs of mining any one of the jointly-occurring minerals.  Commodity prices fluctuate and there is no guarantee that market prices at any one time will be higher than production costs.

Starfield Resources does not engage in any material hedging or other transactions, which are intended to manage risks relating to the fluctuations in mineral prices and does not intend to do so in the foreseeable future.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Starfield Resources Inc. (hereinafter also referred to as the “Company” and the “Registrant”) is a Canadian-based natural resource exploration company. In December 1999, after the Company had fulfilled the terms of an option agreement, the Company earned a 100% interest in certain mineral claims in the Ferguson Lake area of the Territory of Nunavut, Canada and a five-kilometers area of influence around the claims.

Presently, the Company is in the exploration stage and none of its properties contain a known commercially viable mineable deposit.

The Company's head office is located at:

    Suite 420, 625 Howe Street,

    Vancouver, British Columbia V6C 2T6.

    Telephone: (604) 608-0400

    Facsimile: (604) 608-0344

The contact person is:

    Glen J. Indra, President and Director.

The Company has an unlimited number of common shares authorized, an unlimited number of first preferred shares authorized, and an unlimited number of second preferred shares authorized.  All of these shares have no par value.  To date, no first preferred shares and no second preferred shares have been issued.  As of 2/28/2003, the end of the Company’s most recent fiscal year, there were 59,276,262 common shares outstanding.

The Company's common shares trade on the TSX Venture Exchange (formerly the Canadian Venture Exchange) with the symbol "SRU" and NASD-OTC Bulletin Board in United States, having the trading symbol “SRFDF”.

The Company's fiscal year ends February 28th.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

The Company was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Business Corporation Act (Alberta) on 4/22/1994 under the name “608337” Alberta Inc. Per Certificate of Amendment, the articles of the Company were amended to change the name to Starfield Communications Group Inc. and to remove the “private company” restrictions by Certificate of Amendment dated 10/6/1994.  The Certificate of Amendment dated 12/18/1997, further amended the Articles of the Corporation to change the name of the Company to Starfield Resources Inc.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Capital Expenditures

Fiscal 2002:   $5,686,958 for mineral property exploration and acquisition of capital assets.

Fiscal 2003:   $6,506,070 for mineral property exploration.

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

The Company’s common shares were listed and posted for trading on the facilities of The Alberta Stock Exchange in February 1995.  The ASE suspended trading of the common shares on 11/24/1995 because the founding Directors of the Company made improper loans of the Company’s assets in the amount of $132,384 (the “Loans”).  A loan made to Cascade Communications Inc. by the founding directors violated ASC Policy 4.11 as it was an inappropriate use of funds and was contrary to the use of proceeds as set out in the Company’s JCP prospectus.

The founding Directors entered into a Settlement and Undertaking Agreement dated 11/20/1997 with the ASC, which stated that the Loans would be repaid to the Company partially through a transfer within escrow of common shares, and partially through forgiveness of a debt owed by the Company to a founding Director.

In order to satisfy the undertaking agreement and repay the Company the consideration for the escrowed shares (being $120,000) the founding directors agreed to transfer 1,500,000 escrowed common shares at $0.08 per share for a total of $120,000 and deposit the funds back into the Company.  The balance of the Loans was repaid to the Company through forgiveness of a debt of $12,384 owed by the Company to a founding director.

Upon the completion of the transfer within escrow, current directors Glen Indra and Glen McDonald became the beneficial owners of 1,000,000 and 500,000 common shares respectively.  The undertaking agreement has been fully satisfied and none of the founding Directors currently own shares in the Company, nor are they presently involved with the Company.

The Company entered into an arm’s length Option Agreement on 9/15/1997 with Hunter Exploration Group and Major General Resources Ltd. as the Company’s Major Transaction.  According to Alberta Stock Exchange policy, the transaction was considered to be “at arm’s length” as none of the founding directors or officers, nor the current (then nominee) directors and officers of the Company had an interest in the Abe Property.  There are no affiliations between any of the officers and directors and Hunter Exploration Group or Major General Resources Ltd.

Under the terms of the agreement the Company could earn a 60% interest in twelve mineral claims, totaling 140 units located in the Omineca Mining Division, called the Abe Property, which is located in north central British Columbia.  The Company could earn its 60% interest in the claims through the issuance of cash, common shares and by satisfying certain work commitments as outlined in the Option Agreement.

On 11/19/1997, the Alberta Stock Exchange cleared the Company’s proxy materials for mailing to its shareholders, and conditionally approved the Major Transaction described above.

On 11/28/1997, the Company held its Annual and Special Meeting of Shareholders.  At the meeting, the shareholders approved the acquisition of the Option Agreement pertaining to the twelve mineral claims located in the Omineca Mining Division described above and Glen Indra, Glen MacDonald and Kelly Kerr were elected as the new Board of Directors.  In conjunction with the Company’s Major Transaction, the transfer of shares within escrow effectively changed the management of the Company.  Prior to the transfer within escrow, Messrs. Indra, MacDonald and Kerr were not affiliated with the Company.

Also at the meeting, Loewen, Stronach & Co., Chartered Accountants, were appointed as the auditors; a Special Warrant private placement was approved; a new stock option plan was approved; the reservation of 6,200,000 common shares for a future private placement was approved; and, by a special resolution, the Company’s name was changed to Starfield Resources Inc.

The Alberta Stock Exchange required the Company to satisfy the following conditions in order to complete the Major Transaction pertaining to the twelve mineral claims located in the Omineca Mining Division (The Abe Property):

  1.  Completion of the Special Warrant private placement in the gross amount of $250,000 and satisfactory submission of all the relevant documentation relating thereto;

  2.  Completion of a public offering for a gross amount of $285,000; obtaining a working capital position of $400,000;

  3.  Demonstration of evidence of public distribution for a minimum of 300 public shareholders each holding a board lot (a minimum of 100 shares for stock selling at or above $1.00; a minimum of 1,000 shares for stock selling below $0.10; or a minimum of 500 shares for stock selling between $0.10 and $1.00.)

  4.  Written confirmation from the Corporation’s auditor that the Company has been repaid in accordance with the undertaking agreement.

The Company completed a private placement of 2,500,000 Special Warrant Units at $0.10 per Special Warrant Unit, raising an aggregate of $250,000.  Each Special Warrant Unit was comprised of one Common Share and one Common Share purchase warrant which gives the holder the right to subscribe for an additional common share at the price of $0.15 per share within two years from the date of issuance.  This satisfied condition 1. set out above.

The purchasers in the Special Warrant private placement are outlined below:

Name	Number Units
Glen Indra	500,000
Floralynn Investments Ltd.	500,000
Glen McDonald	500,000
Robert Madigan	500,000
Kelly Kerr	50,000
Biscay Exploration	300,000
Fairholme Developments Ltd.	150,000

*Floralynn Investments Ltd. is 100% owned by Glen Indra

The Common Shares and Warrants issuable upon the exercise of the Special Warrants were qualified in Canada by the Prospectus dated 7/2/1998, according to Circular No. 7 of the Alberta Stock Exchange Policies (see the conditions outlined on pages 7-8).  A copy of the Prospectus is included as Exhibit #9.c.  The offering described by the Prospectus dated 7/2/1998 closed on 7/30/1998, and this satisfied conditions 2., 3., and 4. set out above.

As previously outlined, to facilitate the Major Transaction and to satisfy the undertaking, the founding directors entered into an agreement dated 11/20/1997 with Glen Indra, Company President and a Director, and Glen MacDonald, a Director of the Company, in which the founders transferred within escrow 1,500,000 escrowed common shares to Messrs. Indra and MacDonald for an aggregate sum of $120,000.  (See Exhibit #6.a. for a copy of this agreement.)  The founders then repaid these funds to the Company in order to partially satisfy the undertaking.  One of the founders also agreed to forgive a debt of $12,384 owed by the Company to him.  The combination of the repayment to the Company of $120,000 and the forgiveness of debt satisfied the undertaking. This transaction satisfied condition 4 set out above. The Company abandoned the ABE project in 1999.

In February 1999, the Company entered into a letter agreement with the Ferguson Lake Syndicate (the “Syndicate”).  The agreement granted the Company an option to purchase a 100% interest in certain mineral claims in the Ferguson Lake area of Nunavut Territory, Canada (formerly Northwest Territories) and a five-kilometers area of influence around the claims for $75,000 cash and $1,700,000 in common shares (4,250,000 common shares at $0.40 per share).  The interest is subject to a 3% net smelter royalty on mineral production, a 3% gross overriding royalty on diamond production, and a $25,000 annual advanced royalty payment to the Syndicate.

The acquisition was considered to be a reverse take-over pursuant to the provisions of ASE Circular No. 8.  As such, the acquisition was subject to regulatory approval. The Company received approval for the proposed acquisition from a majority of its shareholders.  The Company received conditional approval for the proposed transaction from the ASE.  The ASE required, as conditions of Phase I approval, that the Company submit a Filing Statement, a reporting letter, and raise a minimum of $600,000 by way of a private placement prior to proceeding with Phase II of the acquisition.  These conditions have all been met.

The Company, pursuant to an Offering Memorandum dated 4/2/1999, issued 1,500,000 Special Warrants at $0.50 per Special Warrant. (600,000 of these special warrants were sold to related parties.) Each Special Warrants comprised of one Common Share in the capital of the Company and one Common Share Purchase Warrant (“Warrant”). Each Warrant together with payment of $0.60 entitled the holder to acquire a further Common Share in the capital of the Company for a period of 12 months from the date of issue.  As part of the Offering Memorandum, the Company offered up to 1,000,000 Flow Through Special Warrants at $0.50 each.  Each Flow Through Special Warrants comprised of one Flow Through Common Share and one half common share purchase Warrant. No Flow Through Special Warrants were issued.

Under the terms of the agreement, the Company was required to incur $1,700,000 in exploration expenses.  The Company completed a minimum $1,700,000 exploration expenses by 2/29/2000, fulfilled its obligation under the agreement and earned a 100% interest in the property.

4,250,000 common shares at $0.40 each issued by the Company to the Syndicate as consideration for the interest in the Ferguson Lake claims were held in escrow according to the terms of an ASE Form 10B Performance Escrow Agreement. The Escrowed shares were releasable from escrow upon application to the ASE on the basis of one common share for every $0.40 spent on exploration on the property.  The release of the escrowed shares was a maximum of 1/3 of escrowed shares on 2/28/2000, a further 1/3 on 2/28/2001 and the balance of the escrowed shares on 2/28/2002, provided the Company incurred the necessary exploration expenses of the work commitment.  Applications to the ASE for releases from escrow were based upon exploration expenses disclosed in a schedule to the Company’s annual audited financial statements.  In fiscal 1999 and 2000, the Company fulfilled its obligations to incur $1,700,000 in exploration expenses and earned a 100% interest in the property.  Accordingly, 1,416,666 escrowed shares were released from escrow on 2/28/2000, a further 1,416,666 escrowed shares were released from escrow on 2/28/2001, and the balance of 1,416,668 shares were released on 2/28/2002.

On 8/20/1999 the Company completed a private placement consisting of 334,000 Special Warrants at a price of $0.90 per Special Warrant. (118,000 of these special warrants were sold to related parties.) Each Special Warrant consisted of one flow through share and one half share purchase warrant each full warrant entitling the holder to purchase an additional common share for twelve months at a price of $0.99 per share. This private placement netted the Company $300,600. There was no difference between the price of the flow through shares and the fair market value of the Company’s common stock. The Company renounced $300,600 in exploration expenses, transferring the income tax deduction to the shareholders.

In October 1999 the Company completed a private placement consisting of 274,500 Special Warrants at a price of $0.60 per Special Warrant. (112,500 of these special warrants were sold to related parties.) Each Special Warrant consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share for twenty-four months at a price of $0.66 per share.  This private placement netted the Company $164,700.

In February 2000 the Company completed a private placement consisting of 250,000 Special Warrants at a price of $0.40 per Special Warrant. All shares were subscribed as flow-through shares whereby the Company renounced $100,000 in exploration expenses, transferring the income tax deduction to the shareholders.  Each Special Warrant consisted of one flow through share and one share purchase warrant entitling the holder to purchase an additional share for twelve months at a price of $0.45 per share.

In March 2000 the Company completed a private placement consisting of 1,120,000 Special Warrants at a price of $0.45 per Special Warrant.  Each Special Warrant consisted of one common share and one common share purchase warrant entitling the holder to purchase an additional common share for twelve months at a price of $0.55 per share.

In May 2000 the Company completed a private placement consisting of 1,400,000 Special Warrants at a price of $0.50 per Special Warrant. 600,000 shares were subscribed as flow-through shares whereby the Company renounced $300,000 in exploration expenses transferring the income tax deduction to the shareholders.  Each Special Warrant consisted of one common share and one common share purchase warrant entitling the holder to purchase one additional common share for twelve months at a price of $0.60 per share.

In July 2000, the Company completed a private placement consisting of 175,000 special warrants at a price of $0.62 per special warrant.  Each special warrant consisted of one common share and one share purchase warrant.  Each share purchase warrant entitles the owner to purchase an additional share for $0.77 for a period of one year.

In August 2000, the company completed a private placement consisting of 200,000 special warrants at $0.58 per special warrant.  Each special warrant consisted of one common share and one share purchase warrant.  Each share purchase warrant entitles the owner to purchase an additional share for $0.72 for a period of one year.

In October 2000, the Company completed a private placement consisting of 771,000 special warrants at a price of $1.10 per special warrant. 270,000 shares were subscribed as flow-through shares whereby the Company renounced $297,000 in exploration expenses transferring the income tax deduction to shareholders. Each special warrant consisted of one common share (270,000 of which possess flow-through entitlements) and a purchase warrant which may be exercised into a further common share within one year of issuance upon payment of $1.38.

In October 2000, the Company completed a private placement consisting of 600,000 special warrants at a price of $0.50 per special warrant. 200,000 shares were subscribed as flow-through shares whereby the Company renounced $100,000 in exploration expenses transferring the income tax deduction to the shareholder.  Each special warrant consisted of one common share (200,000 of which possessed flow through entitlements) and one share purchase warrant. Each share purchase warrant entitles the owner to purchase an additional share for $0.60 for a period of one year.

In November 2000, the Company completed a private placement consisting of 600,000 special warrants at a price of $0.50 per special warrant.  Each special warrant consisted of one share and one non-transferable share purchase warrant to purchase an additional share for $0.52 for a period of one year.

In December 2000, the Company negotiated a private placement consisting of 333,334 units at a price of $0.45 per unit. Each unit consisted of a flow-through common share and a non-transferable one-half share purchase warrant to purchase an additional common share at $0.50 per share for each full warrant for a one year period. These shares were issued on 3/19/2001.

In December 2000, the Company negotiated a private placement consisting of 3,879,000 units at a price of $0.50 per unit.  Each unit consists of one common share and one share purchase warrant to purchase an additional share for $1.00 for a period of one year. 2,941,000 shares were subscribed as flow-through shares whereby the Company renounced $1,470,500 in exploration expenses, transferring the income tax deduction to the shareholders. These shares were issued on 3/19/2001.

In June 2001, the Company completed a private placement consisting of 2,248,862 units at a price of $0.50 per unit.  Each unit consisted of one common share and one share purchase warrant to purchase an additional share for $0.60 for a period of two years.

In August 2001, the Company completed a private placement consisting of 1,673,692 units at a price of $0.60 per unit. Each unit consisted of one common share and one-half of a share purchase warrant to purchase an additional share for $0.75 for a period of one year. 496,667 shares were subscribed as flow-through shares whereby the Company renounced $298,000 in exploration expenses transferring the income tax deduction to the shareholders. These shares were issued on 10/03, 2001.

In October 2001, the Company completed a private placement consisting of 4,001,000 units at a price of $0.50 per unit.  Each unit consisted of one common share and one share purchase warrant to purchase an additional share for $0.55 for a period of two years.  1,000,000 units were subscribed as flow-through shares whereby the Company renounced $500,000 in exploration expenses transferring the income tax deduction to the shareholders.  These shares were issued on 1/15/2002.

In November 2001, the Company completed a private placement consisting of 2,475,000 units at a price of $0.50 per unit.  Each unit consisted of one common share and one share purchase warrant to purchase an additional share for $0.60 for a period of two years. 1,300,000 units were subscribed as flow-through shares whereby the Company renounced $650,000 in exploration expenses transferring the income tax deduction to the shareholders.  These shares were issued on 1/21/2002.

In February 2002, the Company completed a private placement consisting of 315,750 units at a price of $0.50 per unit.  Each unit consisted of one common share and one flow-through share purchase warrant to purchase an additional share for $0.55 for a period of 18 months.  All units were subscribed as flow-through shares whereby the Company renounced $156,875 in exploration expenses transferring the income tax deduction to the shareholders.  These shares were issued on 2/27/2002.

In February 2002, the Company completed a private placement consisting of 3,000,000 units at a price of $0.50 per unit.  Each unit consisted of one common share and one share purchase warrant to purchase an additional share for $0.75 for a period of one year.  1,600,000 units were subscribed as flow-through shares whereby the Company renounced $800,000 in exploration expenses transferring the income tax deduction to the shareholders.  These shares were issued on 2/27/2002.

In April 2002, the Company issued 25,100 private placement units at a price of $0.50 in lieu of finder fees in the amount of $12,550. Each unit consisted of one common share and one flow-through share purchase warrant to purchase an additional share for $0.55 for a period of 18 months.  All units were subscribed as flow-through shares whereby the Company renounced $12,550 in exploration expenses, transferring the income tax deduction to the shareholders.  These shares were issued on 4/24/2002.

In April 2002, the company issued 16,000 private placement units at a price of $0.50 in lieu of finder fees of $8,000. Each unit consisted of one common share and one share purchase warrant to purchase one additional share for $0.75 for a period of one year.  All units were paid as flow-through shares whereby the Company renounced $8,000 in exploration expenses, transferring the income tax deduction to the shareholders.  These shares were issued on 4/24/2002.

In October 2002, the Company completed a private placement consisting of 7,526,196 units at a price of $0.40 per unit.  Each unit consisted of one common share and one share purchase warrant to purchase an additional share for $0.75 for a period of one year.  One subscriber for $150,000 received purchase warrants that are exercisable up to 18 months. 4,662,000 units were subscribed as flow-through shares whereby the Company renounced $1,864,800 in exploration expenses transferring the income tax deduction to the shareholders.  These shares were issued on 11/28/2002.

In January 2003, the Company completed a private placement consisting of 216,250 units at a price of $0.32 per unit.  Each unit consisted of one common share and one share purchase warrant to purchase an additional share for $0.35 for a period of 18 months. The Company also completed a private placement consisting of 772,500 units at a price of $0.32 per unit.  Each unit consisted of one common share and one flow-through share purchase warrant to purchase an additional share for $0.35 for a period of 18 months. The Company issued 40,000 private placement units at a price of $0.32 in lieu of finder fees in the amount of $12,800. All units were subscribed as flow-through shares whereby the Company renounced $329,200 in exploration expenses transferring the income tax deduction to the shareholders.  These shares were issued on 1/31/2003.

In February 2003, the Company received $1,594,056 for 4,554,445 January 2003 private placement units at $0.35 per unit.  Each unit consisted of one common share and one share purchase warrant to purchase an additional share for $0.45 for a period of 18 months. 2,435,715 units were subscribed as flow-through shares whereby the Company renounced $852,500 in exploration expenses transferring the income tax deduction to the shareholders.

On 2/14/2003 the Company announced, subject to the approval of the TSX Venture Exchange Inc., its intention to amend Stock Option Agreements dated 3/8/2002, between the Company and each of Louise Davey, Barbara Kelly, Brian Game, John Nicholson and Per Hedblum, who are consultants of the Company.  The proposed amendment would reduce the exercise price from $0.90 to the market price at the close of trading today, being $0.40.  The expiry date for exercise of the options will remain unchanged.  Under its Stock Option Plan, the Company also issued a total of 2,340,000 options to two directors at $0.40 to acquire listed shares.

The Company has been exploring its 100% owned Ferguson Lake property, 120km WS/W of Rankin Inlet in the Nunavut Territory of Canada which hosts a large Nickel/Copper/Cobalt/Palladium/Platinum inferred mineral resource.  To date over 61,000 meters of drilling has delineated a plus 60M/tones-inferred mineral resource at a cut off of 1% Ni + Cu, which extends for 4km and is open on strike to the West.  In addition, during 2002, the Company discovered a distinct but separate high-grade Platinum/Palladium horizon paralleling the massive sulphide ore body that is contained in a low sulphide footwall setting extending from close to surface and to depth along strike for approximately 430 meterss.  Both distinct targets will continue to be explored in 2003.

The Company, through the Standard Bank of London, entered into a financial agreement with Resourcesworks PLC (RW) of London, England. The particulars subject to regulatory approval are:

  1) $2,600,000 Debenture at 8% per annum accrued over the 3-year term, convertible into units at $0.30 per unit. Each unit will consist of 1 common share and 1 purchase warrant. Each 2 purchase warrants plus $0.45 are exercisable into 1 further common share for a period of 18 months from date of conversion.

  2) $ 4,400,000 Commitment by RW on a best efforts basis, to raise additional funds for the 2003 exploration program

  3) $10,000,000 Loan Facility backed by a Rowland Capital facility guarantee. This will be a short term, secured facility, the specific terms of which will be agreed following RW being satisfied that SRU has achieved certain financial and other targets.

  4) Resourceworks will appoint two Directors to the SRU Board subject to regulatory approval.

Resourceworks is a London based fund that invests in advanced mineral and mining exploration opportunities. Management of Starfield is pleased to have the backing of Resourcesworks and access to the London financial establishment.

In addition to the foregoing, Starfield concurrently announced a $2,220,000 private placement led by VCI Vencorp Capital. This placement consists of 7,400,000 units at $0.30 per unit. Each unit is comprised of 1 common share and 1 purchase warrant; each purchase warrant together with $0.45 entitles the holder to purchase a further share for a period of 18 months. A portion of this placement will be flow through.  Finders' fees commensurate with TSX policies will be paid.  The above funding will assist the Corporation in the ongoing exploration of its 100% owned Ferguson Lake property.

Plan Of Operations

Source of Funds for Fiscal 2002/2003

The Company’s primary source of funds since incorporation has been through the issuance of common shares, special warrants and private placement units.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Ferguson Lake project begins production.

The Company had a working capital balance of ($1,344,153) at 2/28/2003 and $777,208 at 2/28/2002.  The Company had $5,433 in cash and cash equivalents at 2/28/2003 and $972,746 at 2/28/2002.

Use of Funds for Fiscal 2003

During Fiscal 2003 and Fiscal 2004, respectively, the Company estimates that it might expend $1,776,000 and $1,776,000 on general/administrative expenses.  During Fiscal 2003 and Fiscal 2004, respectively, the Company estimates that it might expend $7,000,000 and $7,000,000 on property acquisition/exploration expenses.  These estimates are contingent upon many factors.

Anticipated Changes to Facilities/Employees

The Company will continue to focus its efforts on the exploration of the Ferguson Lake property.  The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

At 2/28/2003, 2/28/2002 and 2/28/2001 the Company generated no sales revenue.

At 2/28/2003, 2/28/2002, and 2/28/2001: $21,595,636, $15,958,123, and $9,813,285, of the assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration and/or production activities require permits from various Canadian Federal, Provincial and territorial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

The Company was originally formed as a junior capital pool corporation pursuant to Alberta Securities Commission Policy 4.11 and Circular No. 7 of The Alberta Stock Exchange Policies.  A junior capital pool (JCP) corporation is defined in Circular 7 of the Alberta Stock Exchange (ASE) and Rule 46-501 of the Alberta Securities Commission (ASC) as follows:

A JCP company:

  (a)  Files a preliminary JCP Prospectus under ASC Rule 46-501;

  (b)  Has no significant assets or business, and has no specific plans for the acquisition of an asset or business, or has a specific plan or plans for the acquisition of an asset or business but such plan or plans have not yet reached the stage of an enforceable agreement.

According to ASC Rule 46-501, the business objective of a JCP corporation shall be to identify and evaluate assets or businesses with a view to completing a Major Transaction approved by the ASE and the majority of the minority (not including insider) shareholders.  Until the completion of the Major Transaction, the JCP corporation shall not carry on any other business.

Upon completion of a public offering, a JCP corporation may have its common shares listed for trading on the facilities of the ASE.  However, the JCP corporation must bring a Major Transaction into the company within 18 months of the listing date.  A Major Transaction, pursuant to ASC Policy 4.11 is a transaction whereby:

  (i)  the issuer issues more than 25% of its issued and outstanding securities to acquire assets (other than cash) or securities of another issuer;

  (ii)  the issuer enters into an arrangement, amalgamation, merger or reorganization with another issuer whereby the ratio of securities distributed to the two sets of security holders results in the security holders of the other issuer acquiring control of the entity arising from the reorganization, or

  (iii) the issuer acquires significant assets (other than cash) or a business in any way other than set out above.

The original founders of the Company failed to bring a Major Transaction to the company within the specified period of time.  On 9/15/1997, the new directors of the Company satisfied the requirement to bring a Major Transaction into the Company by entering into an option agreement, which entitled the Company to earn a 60% interest in the Abe mineral property in north central British Columbia.  The Company has satisfied all of the conditions outlined by the ASE to complete its Major Transaction The Company did not carry out any business until the completion of its Major Transaction.

The Company became a reporting issuer in the Province of Alberta on 12/12/1994 pursuant to the issuance of a receipt for its junior capital pool prospectus dated 12/7/1994. (See Exhibit #9.b. for a copy of the prospectus.)  A JCP corporation, as part of the first stage of the JCP process, is required to file a junior capital pool prospectus document.  The document is required as support for the public offering required to be completed in order to have the JCP corporation’s shares listed for trading on the facilities of the ASE.  The JCP Prospectus must contain disclosure as contained in any prospectus, along with additional disclosure required by ASC Rule 46-501.  Such additional disclosure includes: Disclosure of the JCP corporation’s business objective; disclosure of additional risk factors; disclosure that any proposed Major Transaction must be approved by the majority of the minority of shareholders; and, disclosure of restrictions on payments to parties related to the JCP corporation.

The JCP process is a two-stage process, as outlined in ASE Circular 7.

In Stage One, the Issuer files both its application for listing and its preliminary prospectus with the Alberta Stock Exchange.  The preliminary prospectus is also filed with the Alberta Securities Commission.  Once the documentation has been approved, a final prospectus is filed with both the Alberta Stock Exchange and the Alberta Securities Commission.  At this point a public distribution is completed; final listing documentation is filed and upon the resolution of all deficiencies associated with the documentation, the securities are listed and posted for trading.

In Stage Two, the Issuer instigates and completes a “major transaction”.  (The acquisition of an asset or business.)

4.D.  Property, Plant and Equipment

The Company's executive offices are located in rented premises of approximately 2,000 square feet at Suite 420, 625 Howe Street, Vancouver, British Columbia V6C 2T6.  The Company considers these premises suitable for current needs.

Ferguson Lake Property

The Ferguson Lake property is located in the Territory of Nunavut, Canada.

Acquisition Details

In February 1999, an option agreement was signed between the Company and the Ferguson Lake Syndicate (The Syndicate) with respect to an option to acquire a 100% interest in three mineral claims known as the Ferguson Claims located in the Ferguson Lake area of Nunavut Territory.  Under the terms of the agreement, the Company had the right to earn a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment.  The Company had the right to purchase 1% of NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

The option interest was acquired for $75,000 cash and by issuing 4,250,000 common shares in the Company at a deemed price of $0.40 per share.  The first 1,250,000 common shares were issued into escrow on closing.  The balance of 3,000,000 common shares were issued and placed into escrow after the company had incurred $500,000 in mineral exploration expenses and demonstrated to the TSX Venture Exchange (formerly the Canadian Venture Exchange) that it had raised $600,000 through private placement for further exploration.  The deemed value of the 4,250,000 common shares issued in escrow was $1,700,000.

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the net smelter royalty for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

Property Description

The Ferguson Lake property is underlain mainly by east- to northeast-trending Archean gneissic rocks, which are cut by a variety of dykes and small plutons.

Oldest rocks include an easterly-trending belt of mafic and lesser felsic metavolcanic and metasedimentary rocks in the southwestern and northeastern property areas. These older units, which contain sulphide, oxide and silicate banded iron formations in several localities, are apparently gradational to banded hornblende-biotite gneiss or paragneiss. Similar sequences of migmatite and paragneiss, which contain numerous inclusions of fine-grained amphibolite, are widespread throughout the property area. Pronounced layering trends east to northeast and dips moderately to steeply north. Belts of hornblende-rich paragneisses are bounded by more widespread orthogneisses of plutonic affinity. Numerous aplite and pegmatite lenses cut both varieties of gneissic rocks.

Medium- to coarse-grained, massive to weakly foliated hornblendites (+60% hornblende) mainly occurs within, and is conformable with, the layering in hornblende-biotite paragneiss sequences. Recent petrographic studies suggest that these hornblendites may be metamorphic products of original tholeiitic mafic or ultramafic (gabbro, pyroxenite-peridotite) intrusions. A small peridotite body is present marginal to hornblendite in the mineralized zone east of Ferguson Lake; recent, deeper drilling west of the lake has intersected broad intervals of distinctly mafic rock. These mafic to ultramafic intrusions may be similar to the east-trending, late Archean, Kazan dykes mapped and described by Eade(1986) west of Ferguson Lake.

All of the foregoing lithologic units are cut by younger (early Proterozoic) gabbros and by late Proterozoic syenites, quartz-feldspar porphyries and fine-grained, locally biotite-rich mafic dykes. Recent drilling indicates that gabbro intrusions are particularly widespread within and adjacent to several of the known mineralized zones on the property, most notably within West Zone where they appear to represent a late stage of the mineralized system. Small gabbro plugs occur south of East Zone and north of West Zone. Younger syenites and distinctly post-mineral mafic dykes are also evident in most holes drilled. A small syenite plug was noted marginal to the previously described peridotite in East Zone; larger plugs occur near the east shore of Ferguson Lake.

A detailed structural mapping program of the area of two of the principal mineralized zones, East and West Zones, was undertaken as part of the 1999 summer program.  This work suggested that the highly deformed and strongly metamorphosed gneissic rocks underlying the southern part of the Ferguson Lake property were derived from Archean granitoid intrusive rocks, mafic to felsic volcanics and clastic and chemical sedimentary rocks. As noted previously, these have been intruded by ultramafic and mafic rocks, now in the form of hornblendites which are the principal host rocks for sulphide mineralization in all of the known mineralized zones, and by pegmatites, gabbros, and younger diabase, syenite and lamprophyre dykes and small plutons.

Most of the foregoing units, including intrusive rocks with the exception of gabbro, diabase and mafic dykes and syenite plutons, were subjected to high-grade metamorphism and deformation. Intricate folding of the gneissic rocks and the hornblendites has produced antiform and synform structures, which are particularly evident in the area of East Zone. East Zone and Anomaly 51 (Pointed Lake Zone) are contained within the north and south limbs respectively of a gently east-plunging antiform, which is recumbent to the north. The complementary synform to the north plunges gently west.

The general setting of West Zone appears to be more structurally complex. The main hornblendite, host for sulphide mineralization, is interpreted as occupying the limb of a gently east-plunging synform which has been thrust over an unrelated, older sequence of highly deformed gneisses which feature a younger (Proterozoic) metamorphic overprint.

Henderson’s interpretation is that East and West mineralized zones are within the south limb of a recumbent, doubly plunging synform or canoe-shaped structure. Further complicating this structural picture is numerous faults and shear zones which offset the various lithologic units. Notable in the vicinity of East Zone are northwest-trending faults, which segment the hornblendite unit and along which many of the younger dykes are emplaced. The dominant east, east-northeast and northeast structural trends within the property area, as indicated by schistosities, dip moderately to steeply north. Faulting and shearing parallels these structural trends; examples are the parallel fault zones extending northeasterly across the property. These are considered by Henderson (1999) to be an extension of the Proterozoic Tyrell Shear Zone.

In the writer’s opinion, the linear nature of the main gabbro unit, which is host to all of the known sulphide zones including East, Central (lake) and West Zones, and is exposed or has been intersected by drilling over an east-west strike length of more than 12 km, suggests that this intrusion post-dates much of the intense Archean deformation and metamorphism evident in the surrounding gneissic rocks. This unit, which is foliated to a degree, is likely fault controlled, possibly occupying the east-trending regional suture between two structural domains referred to by Eade (1986).

Numerous other sulphide-bearing hornblendite intrusions (West Zone South, South Discovery Zone, Anomaly 51 and the newly discovered M Zone), which also exhibit modest directional fabric opposed to enclosing rocks, are thought to have been emplaced along east west to northeast fault zones. All of these intrusions are locally offset between tens of meters and 200 meters by later, northerly trending faults.

As noted previously, these tholeiitic intrusions are thought to be products of metamorphism of a mafic-ultramafic unit, the source of which remains to be determined. Recent drilling of the West Zone extension indicates a significant thickening and a more mafic-ultramafic appearance and coarser-grained nature of the host unit with depth.

The various mineral zones identified to date in the southern property area are magmatic nickel-copper sulphide deposits which also contain cobalt and PGE (platinum group elements) values. As noted, these zones are spatially related to mafic (and ultramafic) intrusions which are principally in the form of fine- to coarse-grained gabbros.

The nature of the Ferguson Lake deposits, as currently understood, appears to conform to Eckstrand’s (1996) subtype 27.1d - “other tholeiitic intrusion-hosted nickel-copper” deposits which are described as being associated with mafic and ultramafic phases of differentiated intrusions. Sulphide minerals include abundant pyrrhotite with subordinate pentlandite, chalcopyrite and pyrite, which are present as massive lenses, sulphide matrix breccias, net-textured fracture fillings and as disseminations. Nickel:copper ratios in this deposit subtype range from 3:1 to less than 1:1 (Eckstrand,1996).

Nickel-copper-cobalt (+platinum group elements - PGE’s) mineralization at Ferguson Lake is hosted by medium- to coarse-grained hornblendites. Three of the mineral zones (East, Central (lake) and West) are apparently hosted by the same hornblendite unit which is between 10 and 150 meters thick and has been traced by intermittent exposures and by diamond drilling over a strike length of more than 10 km east and west of Ferguson Lake. This and the other hornblendite units hosting several other mineral zones dip moderately to steeply north and are generally conformable with enclosing hornblende-rich gneisses.

Metallic minerals hosted by hornblendite include pyrrhotite, marcasite, chalcopyrite, magnetite and pyrite. The sulphide minerals occur as massive to semi-massive pods, lenses and stringers and as fracture-fillings and disseminations within zones, which locally have thicknesses of tens of meters. Sulphide matrix breccias, featuring 1-2 cm sub-rounded mafic clasts, are a common feature of massive sulphide zones. Net-textures have been noted in some of the stringer and fracture-filling sulphide sections. The sulphide zones are best developed in the upper, hanging wall portion of the north-dipping hornblendite units and as remobilized sections within hanging wall gneisses. The sulphide-rich zones are marked on surface by prominent gossans up to 25 meters wide and several hundred meters long.

The East, West and Central (lake) Zones were tested by more than 27000 meters of diamond drilling in 170 holes by Inco in the early 1950s. Most drilling was on 120 to 150 meters spaced sections; distance between holes averaged about 70 meters. Hole lengths averaged 150 to 180 meters with the deepest hole being 640 meters. This drilling did not test the zones below a vertical depth of about 240 meters.

The most significant drilling results to date have been obtained from East and West Zones. Better grades (+1% combined copper-nickel) of nickel-copper-cobalt-PGE mineralization within and marginal to the host gabbro intrusion in both of these zones are contained in lenses and pods of massive and semi-massive sulphides which have a lateral extent of between 350 metres (East Zone II) and +3000 metres (West Zone) and apparent down-dip continuities of between 60 and +500 metres. Lens widths range between 1 and 71 metres (average 10 metres) for West Zone and between 1 and 24 metres (average 6 metres) for East Zone. Two or more parallel lenses, separated by between 5 and 100 metres of lower grade sulphide mineralization and/or unmineralized hostrock, are evident in many of the holes drilled on West Zone.

The principal focus of previous and current work has been directed to West Zone  which has been traced by intermittent bedrock exposures, geophysical surveys and by a considerable amount of diamond drilling over a zone length of several kilometres. The zone was tested by 72 Inco holes (10833 metres) between 1951 and 1955 and by more than 52000 metres of drilling in 120 holes by Starfield over the past four years.

Results of 1950s Inco drilling identified a West Zone resource of 6.4 million tonnes grading 0.87% copper and 0.75% nickel; this resource has been expanded significantly by more recent drilling. A review of the most recent West Zone drilling is contained in a subsequent section of this report; summary comments pertaining to the results obtained from previous work on West Zone and several other mineral zones on the Ferguson Lake property are provided in this section. Significant drilling results obtained between 1999 and 2001 are contained in Appendix III.

East Zone, near the east shore of Ferguson Lake was initially tested by 1950s Inco drilling which consisted of 7115 metres in 56 holes completed over a zone strike length of 2500 metres. Data from these holes plus results for an additional 11 holes (2564 metres) drilled by Starfield Resources in 1999 and 2000 permit estimates of resources for two sections of East Zone (East Zone I and II); these are detailed in a subsequent section of this report.

The objective of East Zone drilling in the late spring of 2000 was to further define, and to expand upon, the resource within East Zone I, that part of the zone lying under Ferguson Lake close to the east shore . Previous Inco drilling (11 holes) and two 1999 Starfield holes partially tested an inferred resource of 2.6 million tonnes grading 0.94% Cu, 0.72% Ni and 1.15 g/t PGE (Carter,1999b) between sections 1+22E and 6+10W. This resource was open both to depth and along strike to the west. Holes FL00-20, -21, -30 and -31, all of which intersected low Cu, Ni, Co. Pt and Pd values, indicated limited down-dip potential for this zone. Best results were obtained from holes FL00-26, -27 and -28, all drilled on section 7+32W. The initial resource estimate extended only to section 6+10W and results from these three holes plus two Inco holes on section 8+53W permitted a revised resource estimate for East Zone I which has a strike length of about 1100 metres as opposed to the previous 850 metres. Complete results for East Zone drilling are contained in Appendix III of this report.

East Zone II, the land-based portion of the overall zone, was tested by an additional four inclined holes in 2001. Designed to test the easterly continuation of a UTEM conductor and possibly expand the resource in this area, only one of the holes drilled encountered a narrow interval with combined copper+nickel values in excess of 1%.

Anomaly 51, also known as the Pointed Lake Zone, includes a northeast-trending, 50 metres wide, gossanous gabbro exposed over 2500 metres of strike length some 2 km southeast of East Zone. This zone, which contains pods and stringers of massive pyrrhotite with lesser chalcopyrite and pyrite, particularly in its western half, was tested over 1700 metres of strike length (grid 24+00E to 41+00E ) by 1094 metres of diamond drilling in nine widely-spaced, inclined diamond drill holes in the 1950s. The westernmost 4 holes were drilled to test the mineralized zone exposed at the south end of Pointed Lake; the remainder were apparently drilled to test an easterly trending EM conductor which is oblique to the northeast-trending gabbro unit as exposed on surface. Several holes contained narrow intervals of copper-nickel mineralization; better grades (+1% combined copper-nickel) are associated with narrow intervals (0.15 to 2.29 metres) of massive pyrrhotite and pyrite hosted by gabbro in most holes drilled. No results for platinum group elements were reported. Nickel values were generally higher than copper as opposed to results from other zones at Ferguson Lake.

This zone was further tested in 2000 by four holes which were drilled in three locations to test isolated UTEM conductors north and east of the area previously drilled. Only narrow sulphide intervals were encountered; detailed results are contained in Appendix III.

M Zone, discovered in 2000, is within a kilometre north of Anomaly 51. Five inclined holes, drilled from three setups in 2000 to test a blind, gently north-dipping UTEM conductor,  confirmed that the conductive zone was due to the presence of sulphide minerals within a gabbro, a setting similar to the other known mineral zones in the southern property area.  Best results were from hole FL00-43 which tested part of the down-dip section of the central part of the UTEM conductor. A 23 metres section of gabbro contains consistent sulphide mineralization including two intervals of slightly better grade material (see Appendix III for details). Hole FL00-49, drilled 100 metres west of holes FL00-43, encountered a narrow sulphide lens that contains relatively enhanced palladium (1700 ppb) and platinum (2059 ppb) values.

An additional five holes, completed on M Zone in 2001, included three in the area of previous drilling which did not enhance this part of the zone. Two holes drilled 700 metres east included one (FL01-94) which returned a 3.5 metres interval containing 1.24% copper+nickel and 1.70 grams/tonne platinum group elements.

West Zone South, associated with a gossanous gabbro, subparallel to and between 600 and 800 metres south of West Zone, is intermittently exposed over a strike length of about 1000 metres. Previous surface sampling returned relatively high PGE values of between 540 and 1170 ppb platinum and 1250 to 4500 ppb palladium. One Inco hole and five holes drilled in 1999 and 2000, designed to test a strong UTEM conductor and a coincident magnetic signature, intersected narrow (0.3 to 1.5 metres) intervals of copper-nickel-PGE mineralization (see Appendix III). Better copper-nickel grades are restricted to stringer and massive pyrrhotite, pyrite and chalcopyrite; three narrow mineralized intervals in one hole (FL00-23 - Appendix III) contained palladium + platinum values of 2 to 3 grams/tonne, further confirming earlier surface sampling results.

South Discovery Zone, a sulphide-bearing gabbro unit some 4.5 km southwest of West Zone has an exposed northeast strike length of 800 metres and is offset, but continues  beyond, two parallel, northwest-striking faults. Two holes drilled to test the central part of the zone in 1999 intersected 1.5 to 2 metres intervals grading 0.30-0.62% copper, 0.11-0.50% nickel, 0.02-0.10% cobalt and 0.13-0.67 grams/tonne  palladium-platinum (Appendix III).

The Central or lake zone, underlying Ferguson Lake between East and West zones was tested by some 35 vertical and inclined drill holes in the 1950s. The majority of holes completed intersected at least some copper-nickel values and ten holes contained significant results. One of the better holes (10515), drilled near the centre of the lake north of, and between the large and small islands , intersected 17.4 metres grading more than 2% combined copper-nickel and 1.51 grams/tonne PGE (palladium + platinum). Two holes drilled down-dip (10518, 10520) returned no significant values but hole 9924, drilled 250 metres further west, intersected 3.4 metres of 0.54% copper, 0.79% nickel and 5.31 g/t PGE (one of the highest PGE values encountered to date). There is a clustering of better holes immediately north of the small island; three of these have +5 metre intervals with grades of up to 1.96% copper, 1.01% nickel and 1.95 grams/tonne PGE.

Near the west shore of Ferguson Lake, hole 11310 (on grid section 36+00W) cut 13.5 metres grading 0.78% copper, 0.88% nickel and 1.44 grams/tonne PGE (palladium and platinum) plus a lower 5.8 metres interval containing 1.36% copper, 0.50% nickel and 0.69 grams/tonne PGE. Two holes were drilled on ice-covered Ferguson Lake by Starfield in the spring of 2000 in an attempt to further test this part of the zone some 40 metres down-dip of the previous intersections. The first hole was abandoned in lake bottom sediments; the second hole intersected gabbro host rocks between 60 and 94 metres, 153 and 184 metres and between 190 and 200 metres. Trace to 3-4% disseminated and stringer sulphides were encountered between 81.70 and 85.10 metres and 96.39 to 96.89 metres. Combined copper-nickel values were 1000 ppm or less over intervals of between 0.50 and 3.40 metres; PGE values were also low (see Appendix III for complete results). Much of the section of the hole where massive sulphides were expected (99-110 metres) was occupied by a post-mineral lamprophyre dyke.

Most work in 1999 and 2000 was undertaken on West Zone which was tested by an additional 29 inclined drill holes in 2001. Most of these (holes FL01-68 to -86, FL01-88,-89,-91,-92,-95,-96,-99,-101,-104 – Appendix III) were designed to test the deeper, western part of the  zone between sections 52+00W and 68+00W. Most holes drilled intersected intervals of ten’s of metres containing +1% combined copper+nickel most of which included significant sections of +1.5% and +2% combined copper+nickel plus platinum group elements averaging more than 2 grams/tonne.

Examples include hole FL01-72 which intersected a 32.77 metres mineralized interval yielding combined copper+nickel grades of 1.5% and included three intervals of +2% copper+nickel with enhanced platinum group element values. Hole FL01-74, drilled up-dip, returned one of the longest and best grade intersections encountered in West Zone. The entire massive and semi-massive sulphide interval between 370.30 and 434.75 metres (64.45 metres) contained average combined copper+nickel grades approaching 1.5%; within this are two intervals of +1.5% and +2% combined copper+nickel plus platinum group elements in the 2 to 3 grams/tonne range. Significantly, this sulphide zone is within footwall gneissic rocks and may represent a remobilization from the host gabbro unit.

Three holes (FL01-82, -84, -99), drilled on section 62+00W, helped to clarify the fault offset of the zone in the area of 60+00W where the zone appears to have been down-dropped between 50 and 100 metres. Further evidence of the offset is provided by a displaced, post-mineral syenite dyke. Hole FL01-82 intersected two 5 metres intervals of +2% copper+nickel and  2.5 grams/tonne palladium + platinum while the two deeper holes intersected sulphide intervals of 46 and 32 metres respectively, both of which returned values of greater than 2% copper+nickel and intervals of more than 2 grams/tonne palladium+platinum.

Holes FL01-88, -91 and -104, drilled to test the zone at similar depths on section 63+00W, encountered similar results. A highlight of hole FL01-104 was a 0.50 metre section of sheared and brecciated gabbro, some 50 metres down-hole from the main sulphide intervals, which contained 9.86 grams/tonne palladium and 1.44 grams/tonne platinum.

The westernmost drilling in 2001 included two holes (FL01-95, -101) on section 68+00W.  Hole FL01-101, the deeper hole, returned 1.17% Cu+Ni and 1.46 g/t Pd+Pt over a 4.39 metres interval but the most significant results included a 0.35 metre section grading 103.0 g/t Pd and 26.7 g/t Pt. This interval, in the hangingwall some 7 metres above the sulphide horizon, consisted of a distinctive, foliated, biotite-rich zone with no visible sulphides. Petrographic work identified very fine-grained kotulskite (tellurium- bismuth palladium mineral) and minor sperrylite (platinum arsenide mineral). Of particular interest is the fact that this discrete zone contains 108 ppm tellurium and values of 40 to 50 ppm tellurium occur both above and below the zone.

Geophysical Surveys

UTEM and magnetometer geophysical surveys were completed over approximately 300 line-km of survey grid, including the frozen surface of Ferguson Lake, in 1999 and 2000. An airborne magnetometer survey of the entire property area was also completed in 1999. Geophysical work to date has been undertaken by contract with SJ Geophysics Ltd.

The UTEM-3 system uses a transmitter, receiver and coil. A 1 x 1 km loop of copper wire, connected to the transmitter, provides the inducing or primary field. The receiver measures the vertical component of the total field; secondary fields are induced by the primary field by any conductivity contrasts. UTEM surveys over the known sulphide zones at Ferguson Lake identified very strong secondary fields. Pyrrhotite and magnetite within the sulphide zones are reflected by strong magnetic anomalies.

More than thirty loops have been used to complete UTEM surveys over a grid area  in the southern property area which includes all of the known sulphide zones, namely East and West Zones, West Zone extension, East Zone extension, the Central Zone beneath Ferguson Lake, West Zone South, South Discovery Zone, Anomaly 51 (Pointed Lake) and M Zone. Most of the initial survey readings were taken at a base frequency 30.974 Hz.

The surveys indicated little or no response at depth on the Central Zone. Work at West Zone South suggested that the zone of high conductivity and coincident strong magnetics does not continue appreciably beyond the limits of an initial survey completed in 1999. Surveys over South Discovery Zone indicated conductivity and coincident magnetic responses over the known part of the zone and suggested a possible continuation of the zone of some 500 metres to the west

UTEM readings, collected in 2000 from beyond the limits of the 1999 survey at East Zone suggest a continuation of the zone 1 km to the northeast. Coincident high magnetic response, however, does not extend beyond 16E or the approximate eastern limits of the East Zone II resource identified in 1999. Consequently, the nature of the newly identified conductive zone is unknown. Depths to top of the conductor range from nil (surface) to about 140 metres in the easternmost part of the survey area.

UTEM surveys over the East Zone I resource area (beneath Ferguson Lake near the east shore) indicated down-dip extents of strong conductivity of 120 to 300 metres. 2000 drilling of this zone essentially confirms these data.

The most significant geophysical results were obtained from West Zone west of the previously known limits of the zone. Interpretation of the UTEM survey results for this area indicates continuity of the strongly conductive zone at depth over a distance of more than 2 kilometres west of the previously drilled area.  Conductivities (>2000 mhos) are apparently continuous over a down-dip distance of 800 metres within this zone. Vertical depths to the top of this large conductive zone range from 60 metres at section 60W to 600 metres at section 82W.

Initial (1999) UTEM surveys of the partly exposed section of West Zone between sections 40W and 58W identified similar strong conductivities and coincident high magnetic response over the sulphide zone. High magnetic response does not continue west of section 60W which may be explained in part by the deeper nature of the conductive zone.

Down-dip extent of the zone of strong conductivity over the previously drilled portion of West Zone is estimated to range from 225 metres at section 40W to about 800 metres at section 60W. Previous drilling essentially confirmed the shallow nature of the eastern part of the this zone and good potential for significant increases in down-dip extents west of section 50W.

As noted, most of the initial UTEM readings were taken at a base frequency of 30.974 Hz. Work in 2000 has employed a lower base frequency of 3.872 Hz which provides a better definition of conductors at depth. A re-surveying of the eastern grid area using this lower frequency identified M Zone which is a blind, strongly conductive zone at depths of between 140 and 240 metres and extending over an east-west strike length of 2 km. Situated between East Zone and Anomaly 51 this gently (10-20 degrees) north-dipping conductive zone has an apparent down-dip extent of 500 metres.

Results of airborne magnetic surveys completed in 1999 of the entire property area are generally coincident with the regional geology and show principal structural trends and some of the lithologic units, most notably the younger syenites within and marginal to the property area. Strong magnetic responses are also coincident with the previously drilled portions of East and West Zones; a much weaker response was obtained from the intervening area beneath Ferguson Lake.

Inversion of these airborne magnetic data, undertaken at the University of British Columbia Department of Geophysics inversion facility, enable an interpretation of these data to depth. Strong, near-surface, relative magnetic susceptibilites are coincident with East Zone and with West Zone to about section 58W where the fault offset of the zone is clearly shown. Between 58W and 72W, these higher relative susceptibilites (0.010 to 018 relative to a background of about 0.002) occur within broad zones (several hundred metres in diameter) immediately south of, and below, the UTEM conductor, are pod- or pipe-like in form and extend from depths of about 200 metres below surface to 700 metres which is at about the detection limits for these data. The higher relative susceptibilites are noted closer to surface around section 78W and continue to section 90W.

While the significance of the West Zone relative magnetic susceptibilities, which are a reflection of the lithologic unit(s) immediately below the sulphide horizon, remain unknown, the distribution of these clearly demonstrates a structural continuity both to depth and along strike to the west.

MARCH – DECEMBER 2002 EXPLORATION PROGRAM

Nature and Scope

2002 work, consisting mainly of diamond drilling, was directed entirely to West Zone and its western extension. The program on West Zone proper consisted of 10952 metres of drilling and included five wedge holes off hole FL01-101, an additional deep hole on section 64+00W and the completion of 39 closely spaced inclined holes in the eastern part of the zone.

Eight holes totaling 10433 metres and drilled between 800 and 1200 metres west of previous West Zone drilling resulted in the discovery of the 119 Zone.

Other work completed as part of the 2002 program included the collection and analyses of 138 soil samples from the eastern part of West Zone and various metallurgical studies, which are ongoing.

Results of Diamond Drilling Programs

The locations of the 53 drill holes completed between late March and early December 2002 plus all previous holes on West Zone are shown onanalytical results are reported in summary form in this section and in Appendix II. Drill hole locations and collar elevations were determined using a differential Global Positioning System instrument.

West Zone

The purpose of West Zone drilling in 2002 was three-fold. Five wedges were drilled off hole FL01-101 (section 68+00W) to further investigate exceptionally palladium and platinum values encountered in hangingwall gabbro immediately below the massive sulphide lens. One deep hole (FL02-105A – section 64+00W ) was completed in the same general area to test the massive sulphide zone at depth and 39 relatively shallow inclined holes were drilled in the eastern part of West Zone between sections 42+68W and 51+20W to better define near-surface sulphide mineralization. This latter drilling also disclosed the presence of locally high-grade sections of platinum and palladium in footwall gabbroic rocks below the massive sulphide horizons.

Definition Drilling

The initial objective of this program was to further define near surface sulphide resources in the eastern part of West Zone between sections 40+00W and 50+00W. An inferred resource in this area, consisting of combined copper+nickel grades greater than 1.5%, was initially explored by a number of shallow Inco holes completed between 1951 and 1955. The moderately north-dipping zone was tested by original inclined drill holes at approximately 60 metres intervals along north-south section lines 122 metres apart.

By drilling on section lines midway between the original sections or at 60 metres spacings, this program was intended to provide detailed information regarding the down-dip and lateral continuity of the north-dipping sulphide horizon(s) plus confirmation of original copper and nickel grades and a more precise assessment of platinum group element and cobalt grades (original Inco results included only limited precious metals grades and no cobalt analyses).  Further, the program would also provide ample material for metallurgical test work.

In addition to better defining the sulphide zone, this program was also successful in identifying a unique style of low-sulphide platinum group element mineralization hosted by footwall gabbros some 50 metres below the sulphide horizon. This style of mineralization was first recognized at depth in hole FL01-104 (section 63+00W) below the massive sulphide lens where a 0.50 metre interval contained 9.86 grams/tonne palladium and 1.44 grams/tonne platinum accompanied by low copper, nickel and cobalt values.

In the shallower, eastern part of West Zone, this zone is characterized by dispersed biotite alteration and fine-grained disseminated pyrite. Palladium values in these zones range from 100 to 500 ppb over several tens of metres within which higher platinum group element grades of up to tens of grams per tonne occur over narrow intervals.

119 Zone

119 Zone, between sections 76+00W and 80+00W or 800 to 1200 metres west of previous West Zone drilling , was discovered in 2002 by drilling a continuation of the deep-seated UTEM conductor and a coincident inverted magnetic amomaly. The zone includes parallel massive sulphide lenses featuring base and precious metals grades that are generally higher than those encountered in West Zone drilling to date.

Eight holes totaling 10433 metres were drilled to test 119 Zone in 2002, Six of the holes intersected two or more, apparently parallel sulphide lenses; the other two holes were drilled in footwall of the zone.

INTERPRETATION and CONCLUSIONS

Previous and recent diamond drilling at Ferguson Lake has encountered copper, nickel, cobalt and PGE (platinum group elements) values associated with fracture-filling, disseminated and semi-massive to massive sulphides over an east-west strike length of more than 12 km. Three principal mineral zones within this overall strike length include East, West and the newly-discovered 119 Zone. Better copper-nickel-cobalt-PGE grades are invariably associated with semi-massive and massive sulphide lenses in all of these zones.

The three principal mineral zones are associated with a north-dipping, sill-like, medium- to coarse-grained gabbro unit thought to have been derived from an original mafic-ultramafic magma. The more mafic and coarser-grained varieties of this unit consist of interlocking hornblende crystals after original pyroxene. The main gabbro host is thought to have been emplaced along an easterly-trending fault zone of regional extent. Repeated movement along this fault may partially explain the remobilized nature of some of the sulphide mineralization seen to date.

Detailed drilling, undertaken in the eastern part of West Zone (“Pit Area”) in 2002 to further define a near surface sulphide resource, was also successful in identifying a unique style of low-sulphide platinum group element mineralization in footwall gabbros below the sulphide horizons. Broadly distributed, low palladium values envelope locally high grades of platinum and palladium within a zone that is sub vertical and has been traced by drilling to date over an apparent strike length of more than 100 metres.

More than 62000 metres of 1999-2002 Starfield drilling, coupled with the results of 1950s Inco drilling, has identified four areas with mineral resources (East Zone I and II, West Zone, 119 Zone) within and adjacent to the principal, 11 km long gabbro unit. The most significant of these to date is West Zone, which remains open to depth and along strike to the west.

West Zone includes an indicated mineral resource (at a 1% copper+nickel cutoff grade) of 6.7 million tones grading 0.92% copper, 0.65% nickel, 0.072% cobalt, 1.39-grams/tonne palladium and 0.20-grams/tonne platinum. At a similar cutoff grade an inferred mineral resource for West Zone amounts to 44.0 million tonnes with average grades of 0.95% copper, 0.55% nickel 0.064% cobalt, 1.33-grams/tonne palladium and 0.24-grams/tonne platinum.

The newly discovered 119 Zone, between 800 and 1200 metres west of the known western limits of West Zone, has been tested by eight drill holes over a 400 metres strike length. An inferred mineral resource for this zone, at a cutoff grade of 1.5% combined copper+nickel, is estimated to be 5.8 million tones grading 1.31% copper, 0.72% nickel, 0.086% cobalt, 2.02 grams/tonne palladium and 0.30 grams/tonne platinum. It is significant that these average values are distinctly higher than those for West Zone. This zone remains open both along strike and up-dip.

A property-wide inferred mineral resource, at a 1% copper+nickel cutoff grade and incorporating East Zone I and II, West Zone and 119 Zone, totals 54.8 million tonnes with average grades of 0.99% copper, 0.59% nickel, 0.066% cobalt, 1.37 grams/tonne palladium and 0.24 gram/tonne platinum. At current metal prices, nickel accounts for more than 50% of the in situ gross value. More than 80% of the total inferred mineral resource is contained in West Zone.

The total inferred mineral resource is significant and is estimated to contain 1.2 billion pounds of copper, 713 million pounds of nickel, 80 million pounds of cobalt, 2.4 million ounces palladium and 0.4 million ounces platinum. While impressive, the significance of these contained metal figures remains unknown pending the identification of enhanced base and precious metal grades plus a better definition of the metallurgical characteristics and possible recoveries of the nickel sulphides.

Metallurgical studies to date have provided useful data and have suggested potential problems regarding nickel recoveries which warrant further optimizing studies. Sample material recovered from 2002 drilling has been shipped to the testing facility and this work should be initiated as soon as possible.

Higher base and precious metal grades are known to be present at depth in the western part of West Zone and the distinctly higher overall base and precious metals grades encountered in 119 Zone are considered to be significant inasmuch as they further confirm an increase in grades in a westerly direction. The source intrusive for the areally extensive gabbro host rock  has not yet been identified. A pronounced thickening and the more mafic appearance of the gabbro unit at depth in some of the westernmost holes drilled in West Zone and in 119 Zone suggests that the source may be at greater depths and/or further in a westerly direction. Higher metal grades may be associated with this yet to be found source area.

Planned Work Program for Fiscal 2004

Exploration Phase I (July-August)
Geophysical Surveys	$ 300,000
Diamond Drilling (10,000 meters)
Low Sulphide focus	$1,900,000
Massive Sulphide focus	$ 700,000	$2,900,000

Exploration Phase II (September-October)
Diamond Drilling (12,000 meters)
Low Sulphide focus	$1,500,000
Massive Sulphide focus	$1,100,000	$2,600,000

Exploration Phase III (November-December)
Diamond Drilling (7000 meters)		$1,500,000
Exploration focus to be driven by Phase I and II results		$7,000,000

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.53 as of 2/28/2003.

The Company has for the past five years financed its activities through the distribution of equity capital.  The timing of such distributions was dependent on the requirements of the Company and the economic climate.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

The most recent significant financings are described in ITEM 4, “Information on the Company”.

Results of Operations

Fiscal 2003 Ended 2/28/2003 vs. Fiscal 2002

The Company's primary source of funds since incorporation has been through private placement, offering memorandum, and the exercise of stock options and common share purchase warrants.  The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs or the future acquisition of projects.

The Company recorded a net loss for Fiscal 2003 of ($1,970,057) compared to a loss of ($1,390,224) in Fiscal 2002.

The Company’s cash position at the end of Fiscal 2003 was $5,433 compared to $972,746 at the end of Fiscal 2002.  During Fiscal 2003, the Company entered into private placement agreements and had stock options and common share purchase warrants exercised which raised net of issuance costs, $4,368,274 in cash.

In Fiscal year 2003, the Company concentrated all of its efforts on exploration work on its Ferguson Lake Property. This work consisted primarily of exploration drilling.

In Fiscal 2004, the Company will again focus its exploration efforts on the Ferguson Lake Property. The Company’s Fiscal 2004 Ferguson Lake Property exploration costs are estimated as $7,000,000.

For Fiscal 2004, the Company plans on spending $148,000 per month on administration expenses.  The budget for the monthly administration expenses is outlined below:

Expense Item	($)
Automobile and Travel	$30,000
Computer Fees	$11,000
Advertising and Promotion	$20,000
Consulting	$35,000
Insurance and Bank Charges	$1,000
Management and Investor Relations Fees	$10,000
Office and Rent	$20,000
Professional Fees and Regulatory Fees	$18,000
Telephone	$3,000
Total Expenses	$148,000

The balance of the Company’s cash needs for Fiscal 2004 are expected to come from the proceeds of private placements and the exercise of common share purchase warrants and options.

The Company intends to raise any required additional funds by selling equity or debt securities and/or by selling or joint venturing its property until it develops a flow of cash from operations.

Liquidity and Capital Resources

Fiscal 2003 Ended 2/28/2003 and Fiscal 2002

The Company had a working capital deficit of ($1,344,153) at February 28, 2003 as compared to positive working of $777,208 at February 28, 2002.

Cash provided by financing activities during Fiscal 2003, ended February 28th, was $6,071,841. This consisted of the issuance of share capital in the amount of $5,780,324; loan proceeds of $299,000 and the repayment of capital lease obligations in the amount of ($7,483).

Cash used in investing activities during Fiscal 2003, ended February 28th, and was ($6,506,070). All of these funds were allocated to work on the Company’s mineral properties.

Cash used in operating activities during Fiscal 2003, ended February 28th, including the loss of ($1,970,057) was ($533,084).

The Company had a working capital position of $777,208 at 2/28/2002 as compared to a negative working capital position of ($212,142) at 2/28/2001.

Cash provided by financing activities during Fiscal 2002, ended February 28th, was $8,050,475. This consisted of issuance of shares, units and special warrants, less capital leases repayments.

Cash used in investing activities during Fiscal 2002, ended February 28th, and was ($5,686,958). All of these funds were allocated to work on the Company’s mineral properties with the exception of $3,000, which was used to purchase capital assets.

Cash used in operating activities during Fiscal 2002, ended February 28th, including the loss of ($1,390,224), was ($1,831,260.)

Variation in Operating Results

The Company is presently exploring its properties for sufficient reserves to justify production.  None of the properties are yet in production and consequently, do not produce any revenue.  As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on its properties.

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 13 to the financial statements.

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

US GAAP Reconciliation with Canadian GAAP

US GAAP Reconciliation with Canadian GAAP

Under U.S. GAAP, subsequent to 12/31/1995, the Company would be required to write down or write off capitalized exploration expenditures as incurred until it is determined that commercially viable operations exist. Under Canadian GAAP, the Company in pre-operating stage could have exploration costs deferred, but required to assess at the end of each accounting period whether the recovery of the un-amortized balance of these costs from the future operations can continue to be regarded as probable.  A write down or write off is necessary when the expected amount of recovery through future related revenues, less relevant costs, is exceeded by the un-amortized balance of such deferred costs.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Table No. 6 lists as of 7/01/2003 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada.

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

6/30/2003

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election or Appointment

Glen Indra	President, Secretary Treasurer and Director	55	November, 1997
Glen MacDonald (1)	Director	54	November, 1997
Kelly Kerr (1)	Director	43	November, 1997
Henry M. Giegerich (1)	Director	72	January, 2000

 (1)  Member of Audit Committee.

____________________________________________________________________________________________________________________________________________________________

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he/she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he /she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony other than that described in the next paragraph.

There are no family relationships between any two or more Directors or Executive Officers.  There are no material arrangements or understandings between any two or more Directors or Executive Officers.

6.B.  Compensation

The Company has no formal plan or standard arrangements for compensating its Directors for their service in their capacity as Directors other than the granting of stock options; refer to ITEM 12 “OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES”.

The Company also may grant stock options to Executive Officers, consultants and employees; refer to ITEM 12 “OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES”.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.

During Fiscal 2003, no Executive Officer or Director individually received/accrued in excess of U.S.$60,000 in compensation. No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Executive Officers or Directors.

The Company entered into a Management Agreement with Glen Indra, President of the Company, and Floralynn Investments Ltd., a company that is wholly owned by Mr. Indra, on 6/16/1998. Under the terms of this agreement Mr. Indra and Floralynn Investments Ltd. provided management services to the Company for a fee of $4,000 per month.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2003 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

No Executive Officer or Director received other compensation in excess of the lesser of US$25,000 or 10% of such officer’s cash compensation, and all Executive Officers and Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Except for the stock option program discussed in ITEM #12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Executive Officers or Directors.

Salaries and executive options compensation are anticipated to be increased to more closely reflect industry standards if the Company is successful at establishing economic mineral reserves on one or more of its properties which results in operating revenues or a significant level of financing.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Henry Giegreich, Glen McDonald, and Kelly Kerr.

6.D.  Employees

As of 7/1/2003, the Company had no employees, in addition to four directors (of which one is an officer of the Company).

6.E.  Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 7 lists, as of 2/28/2003, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title Of Class	Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class #

Common	Glen J. Indra (1)	5,863,500	9.5%
Common	Glen MacDonald (2)	2,946,000	4.8%
Common	Kelly Kerr (3)	290,500	<1.0%
Common	Henry Giegerich (4)	200,000	<1.0%
	Total Directors/Management/5% Holders	9,300,000	14.58%

------------------------------------------------------------------------------

(1)

278,500 of these shares are held in the name of Florlynn Investments Ltd., a company 100% owned by Glen J. Indra. 2,182,000 of these shares are represented by currently exercisable share purchase options and 100,000 exercisable warrants.

(2)

1,890,000 of these shares are represented by currently exercisable share purchase options.

(3)

100,000 of these shares are represented by currently exercisable share purchase options.

(4)

200,000 of these shares are represented by currently exercisable share purchase options.

# Based on 59,276,262 shares outstanding as of 2/28/2003.

______________________________________________________________________________

______________________________________________________________________________

Stock Options

Stock Options to purchase securities from the Company are granted to Directors, Consultants and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (formerly the Canadian Venture Exchange).  The Company’s shareholders at an Annual General Meeting must approve stock options.  The Company has no formal written stock option plan.

Under the TSX Venture Exchange (formerly the Canadian Venture Exchange) (“TSX”) guidelines, stock options for up to 10% of the number of issued and outstanding shares of common stock may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the total issued and outstanding shares of the Company’s common stock. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the stock option program must be at least equal to the fair market value of such shares of common stock on the date of grant, and the maximum term of each stock option may not exceed five years.

The exercise prices for stock options were determined in accordance with TSX Venture Exchange (formerly the Canadian Venture Exchange) (“TSX”) guidelines and reflect the average closing price of the Company’s common stock for the ten trading days on the VSE immediately preceding the day on which the Directors granted and publicly announced the stock options.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of 6/30/2003, as well as the number of options granted to Directors and all employees as a group.

Table No. 8

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Number of Shares of Common Stock	Exercise Price	Exp. Date
Glen Indra	Director, President Secretary & Treasurer	542,000 300,000 1,340,000	$0.50 $0.90 $0.40	05/04/06 03/08/07 02/14/08

Kelly Kerr	Director	100,000	$0.40	11/19/04

Glen MacDonald	Director	1,000,000 740,000 150,000	$0.40 $0.50 $0.90	02/14/08 10/24/06 03/08/07

Henry Giegrich	Director	200,000	$0.40	01/21/05

Louise Davey	Consultant	275,000	$0.40	03/08/07

Robert Krause	Consultant	88,000 465,000	$0.50 $0.50	05/04/04 10/24/06

M. Sulinski	Consultant	65,000 35,000	$0.50 $0.50	04/11/05 10/24/06

Thomas J. Brady	Consultant	70,000	$0.50	05/04/06

Brian Game	Consultant	10,000 30,000	$0.50 $0.40	05/04/06 03/08/07

John Nicholson	Consultant	10,000 30,000	$0.50 $0.40	05/04/06 03/08/07

Barbara Kelly	Consultant	10,000 15,000	$0.50 $0.40	10/24/06 03/08/07

Pat Hedblom	Consultant	450,000	$0.40	03/08/07

-------------------------------------------------------------------------------

Total Stock Option Outstanding            5,734,500

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.2.  Canadian Share Ownership.

On 6/27/2003, the shareholders' list for the Registrant's common stock showed 108 registered shareholders and 65,080,707 shares outstanding.  42 of these shareholders are U.S. residents, owning 5,390,174 shares representing 8.3% of the issued and outstanding shares of common stock.  62 of these shareholders are Canadian residents, owning 57,724,033 shares representing 89.7% the issued and outstanding shares of common stock. 4 of these shareholders are residents of countries other than either the United States or Canada.  These shareholders own 1,966,500 shares representing 2% of the issued and outstanding shares.

The Registrant has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 2000 shareholders of its common stock.

The Registrant has an active market in the United States for its common shares.  The Registrant's common shares are registered to trade in the United States in the form of NASD’s OTC Bulletin Board under the symbol “SRFDF”.

The Registrant has not declared any dividends for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Registrant is to retain future earnings for use in its operations and the expansion of its business.

7.A.3.  Control of Company.

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

Amounts Owing to Senior Management/Directors

During the year, the Company had the following transactions with officers and directors and other Companies with which officers or directors are related:

Management fees in the amount of $48,000 to Florlynn Investments, a company 100% owned by Glen J. Indra, the President of the Company.

Consulting fees relating to exploration work on the Company’s property in the amount of $36,000 paid to Robert Krause.

Sutcliff Resources Ltd., a Company of which Glen J. Indra is a Director owes the Company $20,093.

Other than as disclosed above, there have been no transactions since 2/28/2003, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Loewen, Stronach & Co., independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2003/2002 Ended February 28th

  Fiscal 2002/2001 Ended February 28th

8.A.7.  Legal/Arbitration Proceedings

None of the persons who were directors or officers of the Company, nor insiders of the Company, associates or affiliates of those persons has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, at any time during the Company’s last fiscal year.

8.B.  Significant Changes

No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange (formerly the Canadian Venture Exchange), having the trading symbol "SRU" and CUSIP # 85528N103 and NASD’s OTC Bulletin Board in United States, having the trading symbol “SRFDF”.

On 2/5/1999, the ASE temporarily halted trading of the common shares of the Corporation.  Trading of the Corporation’s shares was halted pending finalization of the agreement for purchase of the Ferguson Lake Syndicate 100% interest in certain mineral claims and a five (5) kilometer area of influence in Ferguson Lake Area of Nunavut Territory in Canada.

The Company’s common shares were listed and posted for trading on the facilities of the Alberta Stock Exchange (”ASE”) in February 1995.  The ASE suspended trading of the common shares on 11/24/1995 because the founding Directors of the Company made improper loans of the Company’s assets.  The founding Directors entered into a Settlement and Undertaking Agreement dated 11/20/1997 with the ASE, which stated that the loans would be repaid to the Company partially through a transfer within escrow of common shares, and partially through forgiveness of a debt owed by the Company to a founding Director.  The undertaking agreement has been fully satisfied and none of the founding Directors currently own shares in the Company, nor are they presently involved with the Company.

Table No. 9 lists the high and low sales prices on the TSX Venture Exchange (formerly the Canadian Venture Exchange) for the five most recent financial years, the two most recent financial years by quarter end and the most recent six months for the Company's common shares.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

	High	Low
Fiscal Year Ended 2/28/03	$1.09	$0.30
Fiscal Year Ended 2/28/02	$1.14	$0.30
Fiscal Year Ended 2/28/01	$1.46	$0.42
Fiscal Year Ended 2/28/00	$0.93	$0.34
Fiscal Year Ended 2/28/99	$0.52	$0.20

Quarter Ended 2/28/03	$0.46	$0.30
Quarter Ended 11/30/02	$0.57	$0.31
Quarter Ended 8/31/02	$0.81	$0.34
Quarter Ended 5/31/02	$1.09	$0.73

Quarter Ended 2/28/02	$1.14	$0.43
Quarter Ended 11/30/01	$0.68	$0.30
Quarter Ended 8/31/01	$0.69	$0.46
Quarter Ended 5/31/01	$0.73	$0.55

June 2003	$0.29	$0.25
May 2003	$0.31	$0.26
April 2003	$0.35	$0.26
March 2003	$0.38	$0.29
February 2003	$0.46	$0.31
January 2003	$0.46	$0.32

______________________________________________________________________________

______________________________________________________________________________

NASDAQ Electronic Bulletin Board

Stock Trading Activity

______________________________________________________________________________

______________________________________________________________________________

	High	Low
Fiscal Year Ended 2/28/03	$0.90	$0.18
Fiscal Year Ended 2/28/02	$0.77	$0.20
Fiscal Year Ended 2/28/01	$1.063	$0.28
Fiscal Year Ended 2/28/00	$0.42	$0.29
Fiscal Year Ended 2/28/99	N/A	N/A

Quarter Ended 2/28/03	$0.30	$0.18
Quarter Ended 11/30/02	$0.36	$0.20
Quarter Ended 8/31/02	$0.53	$0.21
Quarter Ended 5/31/02	$0.90	$0.46

Quarter Ended 2/28/02	$0.77	$0.27
Quarter Ended 11/30/01	$0.48	$0.20
Quarter Ended 8/31/01	$0.55	$0.31
Quarter Ended 5/31/01	$0.48	$0.313

June 2003	$0.24	$0.18
May 2003	$0.22	$0.18
April 2003	$0.22	$0.19
March 2003	$0.26	$0.20
February 2003	$0.30	$0.19
January 2003	$0.30	$0.19

______________________________________________________________________________

______________________________________________________________________________

Price Fluctuations, Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in the Company’s share price and volume will not occur.

The Registrant's common shares are issued in registered form and the following information is from the Registrant's registrar and transfer agent, Computershare Trust Company of Canada (Formerly Montreal Trust Company), located in Calgary, Alberta, Canada.

The TSX Venture Exchange

The TSX Venture Exchange (“TSX”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange, which took place on 11/29/1999. On 8/1/2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange, which is Canada’s senior market, and the Montreal Exchange, which is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the TSX Group.  Representatives of its member firms and the public govern it.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. The TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”), which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues TSX Venture Exchange notices to inform the public of halts, suspensions, delists and other enforcement actions.  All TSX Venture Exchange notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, a hearing panel of RS must approve the Offer of Settlement. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement-hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

The Canadian Investor Protection Fund (“CIPF”) protects Investors in Canada. The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of ComputerShare Investor Services Inc. (located in 600, 530- 8th Avenue, S.W. Calgary, Alberta, T2P 3S8, Canada), the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporation Act (Alberta).  Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

As of 6/17/03 the Company has share purchase warrants outstanding pursuant to which up to an additional 18,420,640 common shares of the Company may be issued as follows:

Table No. 10

Share Purchase Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

Number of Warrants	Exercise Price	Expiry Date

5,804,445	$0.45	10/04/2004
1,028,750	$0.35	4/24/2004
1,000,000	$0.55	8/27/2004
101,250	$0.55	6/28/2003
2,401,000	$0.55	8/27/2003
7,151,195	$0.75	10/23/2003
375,000	$0.75	2/01/2004
3,000,000	$0.75	12/28/2003

Total Share purchase warrants Outstanding: 20,821,640

______________________________________________________________________________

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia Canada.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital

The Company has an unlimited number of common shares authorized; an unlimited number of first preferred shares authorized; and, an unlimited number of second preferred shares authorized.  All of these shares have no par value.  To date, no first preferred shares and no second preferred shares have been issued.  As of 2/28/2003, the end of the Company’s most recent fiscal year, there were 59,276,262 common shares outstanding.  As of 6/1/2003, there were 65,897,063 common shares outstanding.

The Company has financed its activities through the sale of equity capital.  The timing of such sales was dependent on the requirements of the Company and the economic climate.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

The most recent financings are described in ITEM 4, “Information on the Company”.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

______________________________________________________________________________

______________________________________________________________________________

Date	Nature of Share Issuance	Number of Shares	Capital Raised

From inception to February 28, 1998		3,600,000	$226,172

Fiscal 1999:	Exercise of Stock Options Exercise of Warrants Private Placement & Public Offering For Property	278,000 250,000 4,400,000 100,000	$41,700 $37,500 $444,929 $20,000
Fiscal 2000:	Exercise of Stock Options Exercise of Warrants Special Warrants Conversion (net) For Property	867,000 1,870,000 1,720,500 4,250,000	$145,050 $762,000 $884,700 $1,700,000
Fiscal 2001	Exercise of Stock Options Exercise of Warrants Special Warrants Conversion (net)	914,000 3,314,000 4,014,000	$372,100 $1,413,650 $2,421,600
Fiscal 2002	Exercise of Stock Options Exercise of Warrants Special Warrants Conversion (net) Units Conversion (net)	1,055,300 2,176,667 1,490,000 17,922,638	$482,760 $1,201,749 $799,000 $8,226,577
Fiscal 2003	Exercise of Options Exercise of Warrants Units Conversion (net)	1,268,500 1,189,612 8,596,045	$543,040 $780,190 $3,045,044

______________________________________________________________________________

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Objects and Purposes

The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

10.B.2.  Directors

Disclosure of Interest of Directors/Officers

As described in the By-Laws of the Company:

 a.  Director shall not vote on any resolution to approve a contract in which he/she has a material interest unless the contract is an arrangement by way of security for money lent to or obligations undertaken by him/her, or by a body corporate, in which he/she has an interest for the benefit of the Company or an affiliate, a contract relating primarily to his remuneration as a director, officer, employee or agent of the Company or an affiliate, a contract for indemnity or insurance pursuant to the Act, or a contract with an affiliate.

 b.  In the absence of an independent quorum, directors cannot vote compensation to themselves or any members of their body.

 c.  The Board of Directors may from time to time, in such amounts and on such terms as it deems expedient charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation.

 d.  A director need not be a shareholder of the Company.

Director Retirement

The Company’s memorandum/ articles/by-laws does not require retirement or non-retirement of directors under an age limit requirement.

10.B.3.  Rights, Preferences, Restrictions of Common Shares

The First Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

Issuance in Series

The First Preferred Shares may be issued from time to time in one or more series and subject to these articles, the board of directors is authorized to fix, from time to time before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of First Preferred Shares.

Ranking of First Preferred Shares

The First Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares.  The First Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares or as may be fixed in accordance with subparagraph 1(a).

Approval by Holders of First Preferred Shares

The approval by the holders of the First Preferred Shares with respect to any and all matters referred to herein may, subject to the provisions of the Business Corporation Act (Alberta), be given in writing by the holders of all of the First Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the First Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all First Preferred Shares then outstanding are present in person or represented by proxy; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all First Preferred Shares then outstanding are not present in person or represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later and to such time and place, as may be fixed by the chairman of such meeting and at such adjourned meeting the holders of First Preferred Shares present in person or represented by proxy, whether or not they hold a majority of all First Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the First Preferred Shares hereinbefore mentioned.  Notice of any such original meeting of the holders of the First Preferred Shares shall be given not less than 21 days nor more than 50 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called.  No notice of any such adjourned meeting need be given unless such meeting is adjourned by one or more adjournments for an aggregate of 30 days or more from the date of such original meeting shall be given in the manner prescribed for the original meeting as aforesaid.  The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those form time to time prescribed in the by-laws of the Corporation with respect to meetings of the shareholders.

2. The Second Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

Issuance in Series

The Second Preferred Shares may be issued from time to time in one or more series, and subject to these articles, the board of directors is authorized to fix, from time to time before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Second Preferred Shares.

Ranking of Second Preferred Shares

The Second Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Second Preferred Shares of every other series and be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares.  The Second Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the common shares and the shares of any other class ranking to the Second Preferred Shares as may be fixed in accordance with subparagraph 2(a).

Approval by Holders of Second Preferred Shares

The approval of the holders of the Second Preferred Shares with respect to any and all matters referred to herein may, subject to the provisions of the Business Corporations Act (Alberta), be given in writing by the holders of all of the Second Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all Second Preferred Shares then outstanding are present in person or represented by proxy; provided, however, that is at any such meeting, when originally held, the holders or at least a majority of all Second Preferred Shares then outstanding are not present in person or represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 Days later, and to such time and place, as may be fixed by the chairman of such meeting and at such adjourned meeting the holders of Second Preferred Shares present in person or represented by proxy, whether or not they hold a majority of all Second Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares shall hereinbefore mentioned.  Notice of ant such original meeting of the holders of the Second Preferred Shares shall be given not less than 21 days nor more than 50 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called.  No notice of any such adjourned meeting need be given unless such meeting is adjourned by one or more adjournments for an aggregate of 30 days or more from the date of such original meeting, in which latter case notice of the adjourned meeting shall be given in the manner prescribed for the original meeting as aforesaid.  The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

2. The Common Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

Liquidation, Dissolution or Winding-Up

Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, in the event if the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, the holders of the Common Shares without nominal or par value shall participate rateably in the distribution of the assets of the Corporation.

Restriction if any on Share Transfers

No share of the Corporation shall be transferred without the approval of the Board of Directors evidenced by a Directors Resolution.

Shareholders have no specified rights to share in the profits of the Company and there are no sinking fund provisions or shareholder liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

A Special Shareholders’ meeting can only alter the rights of holders of the Company’s stock.

Rules pertaining to annual general meetings and extraordinary general meetings of shareholders are described in Section Ten of the Company’s By-Laws. These rules are summarized as follows:

 1.  The annual meeting of shareholders shall be held at such time in each year at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors if required, appointing auditors if required and transacting such other business as may properly be brought before the meeting.

 2.  Meetings of the shareholders shall be held at the registered office of the Company or elsewhere in the municipality in which the registered office is situated or, if the board shall so determine, at some other place in Alberta.

 3.  The board, the chairman of the board or the president shall have power to call a special meeting of the shareholders at any time.

There are no limitations on the rights to own securities.

There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Company’s common stock.

Dividends

Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, the holders of the Common Shares without nominal or par value shall be entitled to receive and participate rateably in any dividends declared by the board of directors in the Corporation.

Voting Rights

The holders of the Common Shares without nominal or par value shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share without nominal or par value held at all such meetings.

Rights to Share in Profits

Rights in event of liquidation

Redemption Provisions

Sinking Fund Provisions

Liability to Further Capital Calls

Discriminatory Rights Against Significant Shareholders

The Company’s articles/by-laws do not address these issues.  Accordingly, Alberta law and any exchange upon which the common shares trade govern the shareholders’ rights regarding these issues.

10.B.4.  Modification of Rights of Shareholders

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Company Act“ of Alberta, Canada.  Unless the “Company Act“ or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

10.C.  Material Contracts   --- No Disclosure Necessary ---

10.D.  Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of Ontario or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company.

The Investment Canada Act (the "ICA"), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value.  Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  An acquisition of less than one- third of the voting shares of a corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

As a result of the cumulative impact of the Free Trade Agreement between Canada and the United States to relax the restriction of the ICA, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. Investors and other foreign investors acquiring control of a Canadian business from U.S. Investors has been raised from $5 million to $223 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

10.E.  Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Federal Income Tax Considerations

If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sales of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Company (25% or more of the shares of any class of the Company’s stock) at any time in the five years preceding the disposition.  Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividends

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company’s voting shares).  In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

Where a holder disposes of common stock to the Company (unless the Company acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public) will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock, the amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof.  A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

United States Federat Income Tax Consequences

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation, which if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1296 of the Code, depending upon the percentage of the Company’s assets, which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value or, if the Company is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of “passive income”, is 50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder.  The following is a discussion of such two alternative tax regimes applied to such U.S. shareholders of the Company.

A U.S. shareholder who elects in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”), as defined in the Code (an “Electing U.S. Shareholder”), will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital, (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred taxes.  If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated generally as “personal interest” that can be deducted only when it is paid or accrued an is only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

The procedures a U.S. Shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Shareholder’s holding period in which the Company is a PFIC.  If the U.S. Shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the U.S. Shareholder may make the QEF election by simply filing the appropriate documentation at the time the U.S. Shareholder files its tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year during such shareholder’s holding period, then in addition to filing documents, the U.S. Shareholder must elect to recognize (i) (under the rules of Section 1291 discussed below), any gain that he would otherwise recognize if the U.S. Shareholder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation, and such shareholder so elects, his/her allocable portion of the Company’s post-1986 earnings and profits.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal code rules will apply.  It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC.  U.S. Shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. Shareholder does not make a timely QEF election in the year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-resident U.S. shareholder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on disposition (or deemed to be realized by reason by of a pledge) of his/her common shares and (ii) certain “excess contributions”, as specially defined, by the Company.

Non-electing U.S. shareholders generally would be required to pro-rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Company during such U.S. Shareholder’s holding period and beginning after 1/1/1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such tax liability had been due with respect to each such prior year.  A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is partially or wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC.  A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1297(b)(6) of the Code, a U.S. shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative ruling and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance any of these proposed regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Based on the aforementioned discussion, management does not believe that Starfield Resources is a “passive foreign investment company”.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of (“United States Shareholder”) the Company, could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of “Subpart F income” (as specially defined by the Code) of the Company and the Company’s earnings invested in U.S. property and earnings invested “excess passive assets” (as specifically defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F., and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Registration Statement on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.  RESERVED

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP.  The value of the U.S. Dollar in relation to the Canadian Dollar was 1.53 as of 2/28/2003.

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The auditors report, prepared by Loewen, Stronach & Co., Chartered Accountants, independent auditor, is included herein immediately preceding the financial statements.

Audited Financial Statements

Auditor's Report, dated 6/18/2003

Balance Sheet at 2/28/2003 and 2002

Statement of Loss and Deficit for the years ended 2/28/2003, 2/28/2002,  2/29/2001 and for the period April 22, 1994 (Inception) thru February 28, 2003.

Statement of Cash Flow for the years ended 2/28/2003, 2/28/2002, 2/29/2001 and for the period April 22, 1994 (Inception) thru February 28, 2003.

Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

(A)  The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement.  The Auditors’ Report of Loewen Stronach & Co., Chartered Accountants, independent auditor, for the audited financial statements is included herein immediately preceding the audited financial statements.

(A)

Exhibits:

Exhibit	Page Number

1. Articles of Amendment re: Name Change dated 12/4/97 – Incorporated by reference to Form 20-F and Form 6-K’s
2. Articles of Amendment re: Name Change dated 9/19/94 – Incorporated by reference to Form 20-F and Form 6-K’s
3. Articles of Incorporation dated 4/20/94 – Incorporated by reference to Form 20-F and Form 6-K’s
4. Certificate of Registration dated 4/22/98 – Incorporated by reference to Form 20-F and form 6-K’s
5. Instruments defining the rights of holders of equity or debt securities being registered ---Refer to Exhibit No. 3---
6. Material Contracts – N/A
7. Explanation of calculation of Ratio – N/A
8. Diagram of Parent and Subsidiaries: N/A
9. Other Documents a. Notice of Annual and Special Meeting on 11/08/02 – Incorporated by reference to Form 20-F and Form 6-K’s
SIGNATURE PAGE

STARFIELD RESOURCES INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

AUDITORS' REPORT

To The Shareholders of Starfield Resources Inc.:

We have audited the balance sheet of Starfield Resources Inc. (An Exploration Stage Company) as at February 28, 2003 and 2002 and the statements of loss and deficit and cash flows for the years ended February 28, 2003, 2002 and 2001.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at February 28, 2003 and 2002 and the results of its operations and cash flows for the years ended February 28, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to Note 13).

“Loewen, Stronach & Co.”

Chartered Accountants

Vancouver, BC, Canada

June 18, 2003

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as described in Note 1 (b) to the financial statements. Our report to the shareholders dated June 18, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Loewen, Stronach & Co.”

Chartered Accountants

Vancouver, BC, Canada

June 18, 2003

STARFIELD RESOURCES INC.

BALANCE SHEET

FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

	2003	2002
	$	$
ASSETS

CURRENT ASSETS
Cash	5,433	972,746
Accounts receivable	206,744	22,427
Refundable deposits	35,000	35,000
Prepaid expenses	1,050	57,245
	248,227	1,087,418
MINERAL PROPERTIES (Note 3)	21,326,644	14,820,574
CAPITAL ASSETS (Note 4)	20,765	50,131
	21,595,636	15,958,123

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,253,342	281,848
Large corporate capital tax payable	35,186	12,679
Current portion of obligation under capital leases (Note 5)	4,852	15,683
Loans payable (Note 6)	299,000	-
	1,592,380	310,210
OBLIGATION UNDER CAPITAL LEASES (Note 5)	-	12,998
FUTURE INCOME TAXES (Note 7)	-	621,181
	1,592,380	944,389

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 8)	24,989,811	18,588,306
CONTRIBUTED SURPLUS (Note 8)	558,074	-
DEFICIT	(5,544,629)	(3,574,572)
	20,003,256	15,013,734
	21,595,636	15,958,123

APPROVED BY THE DIRECTORS:

“Glen Indra” .
Glen Indra, Director
“Glen MacDonald” .
Glen MacDonald, Director

See accompanying notes to financial statements

STARFIELD RESOURCES INC.

STATEMENT OF LOSS AND DEFICIT

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

	April 22 1994 (Inception) to February 28,2003	2003 $	2002 $	2001 $

EXPENSES
Consulting fees	894,682	224,673	320,638	176,943
Travel and conferences	793,599	359,379	247,932	87,091
Rent and office services	586,694	189,410	162,710	106,411
Stock-based compensation	558,074	558,074	-	-
Accounting and legal	517,305	97,304	115,414	98,416
Advertising and promotion	429,059	100,214	158,625	127,102
Transfer and regulatory fees	271,886	73,633	73,750	58,305
Computer	267,716	75,791	109,944	51,684
Office	257,746	64,272	62,575	54,628
Management fees	210,000	48,000	48,000	47,500
Investor relations	173,020	43,000	36,000	36,000
Telephone	82,129	16,726	18,426	12,342
Interest and bank charges	81,521	59,642	(2,765)	23,070
Amortization	41,201	7,924	16,057	13,140
Business and property evaluations	28,353	-	-	-
Interest on obligation under capital leases	28,239	5,563	13,053	8,107
Office equipment rent	19,158	19,158	-	-
Loss on disposition of capital assets	5,096	5,096	-	-
Interest income	(7,045)	(309)	(2,814)	2,163
LOSS BEFORE THE FOLLOWING:	5,238,433	1,947,550	1,377,545	898,576
Write-off of mineral claims	271,010	-	-	-
LOSS BEFORE INCOME TAXES	5,509,443	1,947,550	1,377,545	898,576
Large corporate capital tax	35,186	22,507	12,679	-
LOSS	5,544,629	1,970,057	1,390,224	898,576
DEFICIT – BEGINNING	-	3,574,572	2,184,348	1,285,772

DEFICIT – ENDING	5,544,629	5,544,629	3,574,572	2,184,348

LOSS PER SHARE		0.0379	0.0393	0.0420

See accompanying notes to financial statements

STARFIELD RESOURCES INC.

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

	April 22 1994 (Inception) to February 28,2003	2003 $	2002 $	2001 $
OPERATING ACTIVITIES
Loss	(5,544,629)	(1,970,057)	(1,390,224)	(898,576)
Add non cash items:
Stock-based compensation	558,074	558,074	-	-
Loss on disposition of capital assets	5,096	5,096	-	-
Amortization	41,201	7,924	16,057	13,140
Write-off mineral claims	271,010	-	-	-
	(4,669,248)	(1,398,963)	(1,374,167)	(885,436)
Cash provided by changes in non-cash Working capital items:
Accounts receivable	(206,744)	(184,317)	40,565	8,549
Refundable deposits	(35,000)	-	(35,000)	15,863
Prepaid expenses	(1,050)	56,195	52,755	(110,000)
Accounts payable and accrued liabilities	1,253,343	971,494	(528,092)	464,443
Large corporate capital tax payable	35,186	22,507	12,679	-
	(3,623,513)	(533,084)	(1,831,260)	(506,581)
INVESTING ACTIVITIES
Mineral properties	(19,897,654)	(6,506,070)	(5,683,958)	(5,465,278)
Acquisition of capital assets	(22,019)	-	(3,000)	(13,669)
	(19,919,673)	(6,506,070)	(5,686,958)	(5,478,947)
FINANCING ACTIVITIES
Repayment of capital leases obligation	(40,192)	(7,483)	(15,683)	(14,296)
Loans payable (repayments)	299,000	299,000	-	-
Issuance of shares, units and special warrants net of issue costs	23,289,811	5,780,324	8,066,158	6,179,178
	23,548,619	6,071,841	8,050,475	6,164,882
INCREASE IN CASH	5,433	(967,313)	532,257	179,354
CASH – beginning	-	972,746	440,489	261,135
CASH – ending	5,433	5,433	972,746	440,489

Notes to statement of cash flow:

1)

Interest and income taxes paid

Interest paid

Income taxes paid

2)

Non-cash operating, financing and investing activities:

Issuance of capital stock for finder fees

Capital asset disposed of for amount equal to capital lease liability

102,715 33,350 16,346	64,896 - 33,350 16,346	10,288 - - -	31,177 - - -

See accompanying notes to financial statements

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(Exploration Stage Company)

(Presented in Canadian Dollars)

Note 1

OPERATIONS

a)

Incorporation

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its activity is engaging in the exploration and development of mineral properties.

b) Going Concern

These financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

c)  Nature of Operations

The Company is in the process of exploring certain mineral properties.  The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production.  Currently, the Company has no producing mineral properties.  The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, through private placements and underwritings and short-term loans.

Note 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its explorations comply in all material respects with all applicable laws and regulations.

b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

…/2

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE - 2 -

Note 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)

Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax deductions arising from the exploration expenditures. The amounts of these tax deductions are renounced to investors in accordance with Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

d)

Mineral Properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

The costs capitalized do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

e)

Capital Assets and Amortization

Capital assets are recorded at cost with amortization provided as follows:

Computers under capital lease	30% diminishing balance
Computers	30% diminishing balance
Office equipment	20% diminishing balance
Office equipment under capital lease	20% diminishing balance

In the year of acquisition only one-half the normal rate is applied.

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE - 3 -

Note 2

SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

f)

Income Taxes

Income taxes are provided for in accordance with the liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

g)

Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of shares outstanding during the year. All outstanding options, purchase warrants and units are anti-dilutive, and therefore have no effect on the determination of loss per share.

h)

Stock-based Compensation Plans

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) regarding accounting for stock-based compensation, which requires the use of fair value based method.

Under this fair value based method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time. The Company has a stock-based compensation plan, which is described in Note 8 c).

... /4

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 4 –

Note 3

MINERAL PROPERTIES

	2003 $	2002 $
Ferguson Lake claims
Property acquisition Deposit	75,000	75,000
Treasury shares issued	1,700,000	1,700,000
Annual advance royalty	125,000	100,000
Exploration work (1)	19,426,644	12,945,574
	21,326,644	14,820,574

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the net smelter royalty NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

(1)  Deferred Exploration Work breakdown:

	2003 $	2002 $

Balance – beginning	12,945,574	7,286,616

• Diamond drilling	1,963,986	1,689,277
• Air support including helicopter moves	1,861,349	1,499,530
• Personnel	1,538,245	1,097,361
• Camp support costs including fuel requirements	733,107	784,311
• Analytical and geophysical services	286,189	340,903
• Mobilization and demobilization	98,194	247,576
	6,481,070	5,658,958
Balance – ending	19,426,644	12,945,574

Note 4

CAPITAL ASSETS

	2003			2002
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $
Computers under capital lease	29,143	17,005	12,138	17,342
Computers	7,578	4,421	3,157	4,509
Office equipment	5,889	2,065	3,824	4,780
Office equipment under capital lease	3,572	1,926	1,646	23,500
	46,182	25,417	20,765	50,131

... /5

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 5 –

Note 5

OBLIGATION UNDER CAPITAL LEASES

The Company has three lease agreements for computers and office equipment accounted for as capital leases. Current payments are $1,097 monthly expiring April through June 2003.

The following is a schedule of future lease payments

	2003 $	2002 $
Total minimum lease payments	5,929	39,853
Less amount representing interest	(1,077)	(11,172)
Balance of obligation	4,852	28,681
Less current portion	(4,852)	(15,683)
Long-term portion	-	12,998

Leases obligation for next two years:
– 2003	-	15,683
– 2004	4,852	12,998
	4,852	28,681

During the year office equipment under capital lease was disposed of for $16,346, an amount equal to the related obligation under capital lease.

Note 6

LOANS PAYABLE

The Company obtained numerous unsecured short-term loans to finance its operations. All loans are repayable within a year, bearing interest at varying rates. During the year, the Company paid a total of $50,062 interest for its short-term loans.

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 6 –

Note 7

FUTURE INCOME TAXES

The Canadian Income Tax legislation allows the Company issue flow-through shares to investors whereby the deductions for tax purposes related to expenditure may be claimed by the investors and not by the Company. The Canadian generally accepted accounting principles section 3465 states that when the expenditures are recorded as assets, as mineral properties for the Company, the carrying value may exceed the tax basis as a result of the Company renouncing the deductions to the investors. The cost of future income taxes related to the resulting temporary difference is recorded as a cost of issuing the securities to the investors when the expenditures are renounced.

The Company renounced a total of $8,827,409 to flow-through shares investors since its inception. As of February 28, 2003, the Company has not earned revenues and is considered to be in the exploration stage, future income tax liability on flow-through shares renounced offset by future income tax assets. There were no future income taxes recognized on the statements.

Temporary Difference

Total future income tax assets:
Non-capital losses carried-forward	4,580,645
Cumulative Canadian exploration expenses	10,855,249
Cumulative Canadian development expenses	1,940,000
Other	1,475,555
18,851,449
Valuation allowance	(10,024,040)
8,827,409

Total future income tax liabilities:
Flow-through expenditures renounced
Balance, March 1, 2002	5,922,979
Addition during the year	2,904,430
Balance, February 28, 2003	8,827,409
February 28, 2003	-

…/7

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 7 –

Note 8

SHARE CAPITAL

	2003 $	2002 $
Authorized:
Unlimited number of common voting shares without nominal or par value
Unlimited number of First Preferred Shares
Unlimited number of Second Preferred Shares
Issued and fully paid:
59,276,262 Common shares (2002 – 48,222,105)	23,577,761	19,209,487

Obligation to issue shares:
Units (1)	1,412,050	-
	24,989,811	19,209,487
Less: Flow-through share tax benefits renounced to subscribers: - future income taxes (Note 6)	-	(621,181)
	24,989,811	18,588,306

(1)

4,554,445 January 2003 units were subscribed as of February 28, 2003 at $0.35 per unit. Each unit when exercised will result in one common share and a share purchase warrant. The Company raised $1,594,056, net of $182,006 finder fees, from issuance of the units. (See Subsequent Events Note 12 c).

During the year issued share capital increased as follows:

2003

2002

		#	$	#	$
For cash:
– exercise of options		1,268,500	543,040	1,055,300	482,760
– exercise of warrants		1,189,613	780,190	2,176,667	1,201,749
		2,458,113	1,323,230	3,231,967	1,684,509
Non-cash transactions: Exercise of obligation to issue shares instruments (1)
– Units conversion (net)		8,596,044	3,045,044	17,922,638	8,226,577
– Special warrants conversion		-	-	1,490,000	799,000
		8,596,044	3,045,044	19,412,638	9,025,577
	(2)	11,054,157	4,368,274	22,644,605	10,710,086

(1)  The Company has signed irrevocable agreements and received funds from unit subscribers whereby it has an obligation to issue common shares and purchase warrants to the subscribers without additional cash consideration when the subscribers convert their units.

(2)   7,545,450 of the shares are flow-through shares whereby the company renounced $2,904,430 in exploration expenses, transferring the income tax deduction to the shareholders.

There were no shares held or released from escrow during the year. (2002 – 1,416,668 shares released from escrow).

#

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 8 –

Note 8

SHARE CAPITAL (continued)

a)

Options

The Company has a fixed stock option plan pursuant to the TSX Venture Exchange policy which permits the issuance of options of up to 10% of the Company’s issued share capital. Stock options outstanding:

Date of Grant	Price	Balance Feb 28, 2002	Granted	Exercised	Balance Feb 28, 2003	Expiration date

Jun 16, 1998	$0.15	155,000	-	155,000	-	Jul 9, 2003
May 4, 1999	$0.50	88,000	-	-	88,000	May 4, 2004
Nov 19, 1999	$0.40	100,000	-	-	100,000	Nov 19, 2004
Jan 21, 2000	$0.40	200,000	-	-	200,000	Jan 21, 2005
Apr 10, 2000	$0.50	65,000	-	-	65,000	Apr 10, 2005
Oct 23, 2000	$0.44	616,000	-	616,000	-	Oct 23, 2005
May 4, 2001	$0.50	889,500	-	257,500	632,000	May 4, 2006
Oct 24, 2001	$0.50	1,490,000	-	240,000	1,250,000	Oct 24, 2006
Mar 8, 2002	(1)$0.40	-	800,000	-	800,000	Mar 8, 2007
Mar 8, 2002	$0.90	-	450,000	-	450,000	Mar 8, 2007
Feb 14, 2003	$0.40	-	2,340,000	-	2,340,000	Feb 14, 2008
		3,603,500	3,590,000	1,268,500	5,925,000

(1)  In February 2003, the Company revised the option exercise price to $0.40 from $0.90, the change is subject to regulatory approval.

a)

Warrants

Share purchase warrants outstanding:

Date of Grant	Price	Balance Feb 28, 2002	Granted	Exercised	Expired	Balance Feb.28, 2003	Expiration date

Jun 8, 2001	$0.75	836,846	-	506,013	330,833	-
Aug 27, 2001	$0.55	3,401,000	-			2,401,000	Aug 27, 2003
Aug 27, 2001	$0.55					1,000,000	(2)Aug 27, 2004
Dec 2, 2001	$0.60	2,335,000	-	430,000	1,905,000	-
Dec 28, 2001	$0.75	3,000,000	16,000	16,000	-	3,000,000	Dec 28, 2003
Oct 11, 2001	$0.60	2,246,862	-	-	-	2,246,862	(1)Apr 11, 2003
Dec 28, 2001	$0.55	313,750	25,100	237,600	-	101,250	Jun 28, 2003
Aug 1, 2002	$0.75	-	7,151,195	-	-	7,151,195	Oct 23, 2003
Aug 1, 2002	$0.50	-	375,000	-	-	375,000	Feb 1, 2004
Jan 24, 2003	$0.35	-	1,028,750	-	-	1,028,750	Jul 24, 2004
		12,133,458	8,596,045	1,189,613	2,235,833	17,304,057

(1)  See subsequent events note 12 b.

(2)  In August 2002, the Company obtained approval from the exchange to extent the purchase warrants expiry for 1 more year to August 27, 2004 from August 27, 2003.

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 9 –

Note 8

SHARE CAPITAL (continued)

c)   Stock based compensation plans

In 2001, the Canadian Institute of Chartered Accountants issued Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002 and applied to awards granted on or after the date of adoption. The Company adopted the recommendations for the year ended February 28, 2003.

Under this fair value based method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

Since January 1, 2002, the Company has granted 3,590,000 share purchase options to employees and non-employees as follows:

Date of Grant	Price $	Granted #	Exercisable #	Exercised #	Compensation $	Expiration date

Mar 8, 2002	$0.40	800,000	800,000	-	$430,400	Mar 8, 2007
Mar 8, 2002	$0.90	450,000	450,000	-	$38,520	Mar 8, 2007
Feb 14, 2003	$0.40	2,340,000	2,340,000	-	$89,154	Feb 14, 2008
		3,590,000	3,590,000	-	$558,074

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.00%
Dividend yield	0
Estimated hold period prior to exercise (years)	5
Volatility in the price of the Company’s common shares	42.82%

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Section 3870 requires that the total amount of compensation cost recognized for an award of stock-based compensation is based on the number of stock option that eventually vest. As all stock options granted are immediately exercisable, the related compensation cost of $558,074 is recognized in the income statement, and the offsetting entry is to shareholders’ equity as contribution surplus.

…/10

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 10 –

Note 9

RELATED PARTY TRANSACTIONS

During the year, the Company had the following transactions with officers and directors and other Companies with which officers or directors are related:

	2003 $	2002 $

Exploration costs: Consulting fees	36,000	36,000
Due from related party	20,093	10,393

Expenses: Management fees	48,000	48,000

Note 10

EXPLORATION AND DEVELOPMENT EXPENDITURES AND ACCUMULATED LOSSES

Under the current Canadian Income Tax Act, a Canadian entity in exploration and mining industries can accumulate its resources related exploration and development expenses, carried forward indefinitely and used to reduce taxable income in the future.

As of February 28, 2003, the Company has Cumulative Canadian Exploration expenses (CCEE) of $10,855,249 (2002 - $7,178,109) and Cumulative Development expenses (CCDE) of $1,940,000 (2002 - $1,915,000) that can be used to reduce exploration and development taxable income in the future.

The Company has accumulated losses for Canadian income tax purposes of $4,585,513 which may be carried forward and used to reduce taxable income in future years.  Under present tax legislation these losses will expire as follows:

$
2004	40,171
2005	34,542
2006	283,644
2007	435,037
2008	835,202
2009	1,577,844
2010	1,379,073
4,585,513

The Company has renounced a total $8,827,409 ($2,904,430 in 2003) of exploration expenses in favour of the investors.

…/11

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 11 –

Note 11

LEASES OBLIGATIONS

a)

The Company leases its premises under an agreement expiring October 31, 2005. Minimum annual rents are $34,304 plus a proportionate share of the property taxes and operating expenses. The total minimum obligation under this lease over the next three years is as follows:

$
Year
- 2004	34,304
- 2005	34,304
- 2006	22,869

b)

The Company entered a rental agreement for its Ferguson Lake Camp Lodge expiring March 30, 2004. Minimum annual rents are $42,672 plus related taxes. The minimum obligation under this lease over the next two years is as follows:

$
Year
- 2004	42,672
- 2005	3,556

c)

During the period, the Company entered a 48-month operating lease agreement for its office copier expiring February 2006. Minimum annual lease payments are $11,052. The minimum obligation under this lease over the next three years is as follows:

$
Year
- 2004	11,052
- 2005	11,052
- 2006	11,052

... /12

#

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 12 –

Note 12

SUBSEQUENT EVENTS

a)

In March 2003, the Company received $437,500 and issued 1,250,000 January 2003 private placements at $0.35 per unit.

b)

In April 2003, 2,246,862 April 11, 2003 share purchase warrants @$0.60 lapsed.

c)

In May 2003, the Company issued 5,804,445 common shares and 5,804,445 share purchase warrants pursuant to the exercise of all January 2003 private placement units.

d)

In June 2003, the Company announced a $2,220,000 private placement, which is subject to regulatory approval. The placement consists of 7,400,000 units at $0.30 per unit. Each unit is comprised of one common share and a share purchase warrant; each purchase warrant together with $0.45 entitles the holder to purchase a further share for a period of 18 months. A portion of this placement will be flow through.

e)

In June 2003, the Company announced a financial agreement with an investor whereby the Company would receive $2,600,000 on a convertible debenture basis along with a commitment to raise, on a best-efforts basis, a further $4,400,000 for the 2003 exploration program. This agreement is still awaiting regulatory approval.

Note 13

UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

Exploration Expenditures

Under CDN GAAP, exploration expenditures are capitalized until the property is sold or abandoned.  If operations commence, the deferred expenditures are amortized over the expected benefit period.  There can be no assurance of the commencement of operations.  US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

... /13

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 13 –

NOTE 13

UNITED STATES ACCOUNTING PRINCIPLES (continued)

Stock-Based Compensation

In December 2002, Financial Accounting Standards Board issued a Statement of Financial Accounting Standards (“FASB”) No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB No. 123 “Accounting for stock-based Compensation””. FASB No. 148 allows a change to the fair value based method of accounting for stock-based employee compensation prospectively. The Company adopted the new FASB No. 148 for the year-end February 28, 2003. As the change coincides with the change of Canadian generally accepted accounting principles presentation for the year-end, there are no differences between CDN GAAP and US GAAP on stock-based compensation presentation.

Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year expect those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

Escrow Shares

Under CDN GAAP shares issued with escrow restrictions are recorded at their issued price and are not revalued upon release from escrow.  Under US GAAP escrow shares which are released upon the Company meeting certain criteria are considered to be contingently issuable.  These shares are excluded from the weighted average shares calculation and the difference between the fair market value of the shares at the time of their release from escrow and the shares’ original issue price (being the market price at that time) is accounted for as a compensation expense and share capital at the time shares are released from escrow.  During the year, no common shares were released from escrow (2002 - 1,416,668 shares were released from escrow, representing a compensation expense of $729,584). There are no shares in escrow.

The following summarizes the balance sheet items with material variations under US GAAP:

	2003 $	2002 $
Mineral property	-	-
Share capital	28,082,735	21,681,230
Contributed capital	722,574	164,500
Deficit	(30,128,697)	(21,652,570)

.../14

#

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 14 –

NOTE 13      UNITED STATES ACCOUNTING PRINCIPLES (continued)

The following table summarizes the effect on loss of differences between CDN GAAP and US GAAP:

	April 22 1994 (Inception) to February 28,2003	2003 $	2002 $	2001 $
Net income (loss) under CDN GAAP	(5,544,629)	(1,970,057)	(1,390,224)	(898,576)
US GAAP material adjustments: * Write-off of mineral property expenditures	(19,897,654)	(6,506,070)	(5,683,958)	(5,465,278)
* Share for mineral property	(1,700,000)	-	-	-
* Reversal of mineral property write-off	271,010	-	-	-
* Deposit and advances receivable adjustment	(120,000)	-	-	-
* Compensation expense:
- Management services	(45,500)	-	-	-
- escrow share release	(3,092,924)	-	(729,584)	(1,768,340)
* Interest expense on related party debt	(11,384)	-	-	-
* Loan forgiveness	12,384	-	-	-
Net loss under US GAAP	(30,128,697)	(8,476,127)	(7,803,766)	(8,132,194)
Loss per share under US GAAP		0.1632	0.2206	0.3809
Weighted average number of shares under US GAAP		51,906,222	35,370,271	21,346,441

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 15 –

NOTE 13      UNITED STATES ACCOUNTING PRINCIPLES (continued)

The following table summarizes the effect on shareholders’ equity (deficiency) after considering the US GAAP adjustments:

	Share Capital $	Additional paid-in Capital $	Accumulated Deficit $	Total Shareholders’ equity (Deficiency) $

Balance – February 29, 2000	5,559,151	164,500	(5,716,610)	7,041

Share capital issued under CDN GAAP	6,179,178	-	-	6,179,178
Net loss under CDN GAAP	-	-	(898,576)	(898,576)
US GAAP material adjustments:
• Premium of escrow shares released	1,768,340	-	(1,768,340)	-
• Mineral property write-off	-	-	(5,465,278)	(5,465,278)
Balance – February 28, 2001	13,506,669	164,500	(13,848,804)	(177,635)

Share capital issued under CDN GAAP	7,444,970	-	-	7,444,970
Net loss under CDN GAAP	-	-	(1,390,224)	(1,390,224)
US GAAP material adjustments:
• Premium of escrow shares released	729,584	-	(729,584)	-
• Mineral property write-off	-	-	(5,683,958)	(5,683,958)
Balance – February 28, 2002	21,681,230	164,500	(21,652,570)	193,160

Share capital issued under CDN GAAP	6,401,505	-	-	6,401,505
Contributed surplus under CDN GAAP	-	558,074	-	558,074
Net loss under CDN GAAP	-	-	(1,970,057)	(1,970,057)
US GAAP material adjustments:
• Mineral property write-off	-	-	(6,506,070)	(6,506,070)
Balance – February 28, 2003	28,082,735	722,574	(30,128,697)	(1,323,388)

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 16 –

NOTE 13      UNITED STATES ACCOUNTING PRINCIPLES (continued)

New Accounting Standards

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. The recently issued accounting standards are summarized as follows:

U.S. Standards

In June 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and is effective for fiscal years beginning after June 15, 2002. The Company has concluded that this statement will not have any significant effect on its results of operations or financial position.

In April 2002, the FASB issued Statement No. 145 Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). Among other things, SFAS 145 rescinds both SFAS No. 4 Reporting Gains and Losses from Extinguishment of Debt and the amendment of SFAS No. 4, and SFAS No. 64 Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS 145 is effective for financial statements issued after May 15, 2002. The Company has concluded that adoption will not have any effect on the Company's results from operations or financial position.

In June 2002, the FASB issued Statement No. 146 Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), which is effective for exit or disposal activities after December 31, 2002. Under SFAS 146, liabilities arising from exit or disposal activities are recognized only when incurred, and measured at their fair value. Adoption of this standard is not expected to have a material effect on the Company’s results from operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. Initial recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. The Company does not expect that adoption of this standard will have a material impact on its results from operations or financial position.

#

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2003

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 17 –

NOTE 13      UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)  New Accounting Standards (continued)

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123 (SFAS 148). This amendment provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation, and amends disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method adopted for stock compensation accounting and its effect on reported results. The Company’s consolidated financial statements currently comply with the requirements of SFAS 148.

Canadian Standards

In 2002, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13 Hedging Relationships (AcG-13), which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented, and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. AcG-13 is applicable for fiscal years beginning on or after July 1, 2003. The Company does not expect that adoption of this guideline will have a material impact on its results from operations or financial position.

In 2002, the CICA issued revised Handbook section 3475 Disposal of Long-Lived Assets and Discontinued Operations. The revised standard establishes criteria for the classification of long-lived assets as “held for sale” and requires that long-lived assets that are to be disposed of by sale be measured at the lower of carrying value or fair value less cost to sell. It eliminates the previous recommendation that companies include under “discontinued operations” in the financial statements amounts for operating losses that have not yet occurred. Additionally, the revised standard expands the scope of discontinued operations to include all components of a company with operations that can be distinguished from the rest of the company and will be eliminated from the ongoing operations of the company in a disposal transaction. Section 3475 is effective for disposal activities initiated by the Company’s commitment to a plan on or after May 1, 2003. The Company does not expect the adoption of this standard to have a material impact on its results from operations or financial position.

In 2002, the CICA issued Handbook section 3063 Impairment of Long-Lived Assets, which requires that impairment of long-lived assets held for use be determined by a two-step process, with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. Under Handbook Section 3063 an impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition and is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Section 3063 is effective for fiscal years beginning on or after April 1, 2003. The Company does not expect the adoption of this standard to have a material impact on its results from operations or financial position.

Certification of the President and Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Glen Indra, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Starfield Resources Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

	b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

	c.	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this Annual Report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 17, 2003	By:	/s/ Glen J. Indra
Glen J. Indra President

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Starfield Resources Inc. (the “Company”) on Form 20-F for the period ended February 28, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company does hereby certify, to such officer’s knowledge, that, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:   July 17, 2003                              Signed:  /s/ Glen J. Indra

Name:  Glen J. Indra

Title:    President and Treasurer

#