Form 20-F
period 2004-02-29
STARFIELD RESOURCES INC
filed 2004-07-16
CIK 1074795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2004

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             88,715,272

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 65

STARFIELD RESOURCES INC.

FORM 20-F ANNUAL REPORT

INTRODUCTION

Starfield Resources Inc. is organized under the laws of Alberta, Canada.  In this Annual Report, the “Company”, "we", "our", and "Starfield", refer to Starfield Resources Inc. (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 420-625 Howe Street, Vancouver, British Columbia, Canada  V6C 2T6; our telephone number is 604-608-0400.

BUSINESS OF STARFIELD RESOURCES INC.

Starfield Resources Inc. (the “Company") is a mineral company engaged directly in the exploration of mineral properties.  The Company’s primary property is the Ferguson Lake Property (exploration) located in the Nunavut Territory, Canada.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 6/30/2004 the names of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected/Appointed
Glen Indra	56	November, 1997
Glen MacDonald (1)	55	November 1997
Robert Maddigan (1)	40	November 2003
Henry M. Giegerich (1)	73	January, 2000

(1)

Members of the Audit Committee of the Board of Directors.

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 6/30/2004, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Position	Date of Appointment
Glen J. Indra	56	President, Secretary and Treasurer	Nov. 1997

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2004, 2003, and 2002, was derived from the financial statements of the Company. Loewen, Stronach & Co., Chartered Accountants, independent auditors, audited the financial statements for Fiscal 2004, Fiscal 2003, and Fiscal 2002 as indicated in their report, which is included elsewhere in this Annual Report.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	2/29/04	2/28/03	2/28/02	2/28/01	2/29/00

Revenue	$0	$0	$0	$0	$0.9
Net Income (Loss)	($1,723)	($1,970)	($1,390)	($899)	($818)
Earnings (Loss) Per Share	($0.02)	($0.04)	($0.04)	($0.04)	($0.06)

Net Income (Loss) US GAAP	($4,778)	($8476)	($7804)	($8132)	($4784)
EPS (Loss) US GAAP	($0.07)	($0.16)	($0.22)	($0.38)	($0.44)
Wtg.Avg.No.Shares US GAAP	70,241	51,906	35,370	21,346	10,948

Dividends Per Share	0	0	0	0	0
Dividends Per Share (US GAAP)	0	0	0	0	0
Wtg.Avg.No.Shares Cdn GAAP	70,241	51,906	35,370	25,290	13,073

Working Capital	($432)	($1,344)	$777	($212)	($5)
Resource Properties	$24,381	$21,327	$14,821	$9,137	$3,671
Long Term Debt	Nil	Nil	$634	$29	$24
Long Term Debt (US GAAP)	Nil	Nil	$634	$29	$24
Shareholder’s Equity	$23,964	$20,003	$15,014	$8,959	$3,678
Total Assets	$25,425	$21,596	$15,958	$9,813	$4,057
Total Assets (US GAAP)	$1,044	$269	$1,137	$677	$385

______________________________________________________________________________

______________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended February 29th, the average rates for the period, and the range of high and low rates for the period.

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

April 2004	$1.34	$1.37	$1.31	$1.37
March 2004	1.33	1.35	1.31	1.31
February 2004	1.33	1.34	1.31	1.34
January 2004	1.30	1.33	1.27	1.33
December 2003	1.32	1.34	1.30	1.29
November 2003	1.32	1.33	1.30	1.30

Fiscal Year Ended 2/29/04	$1.36	$1.49	$1.27	$1.34
Fiscal Year Ended 2/28/03	1.56	1.60	1.49	1.53
Fiscal Year Ended 2/28/02	1.57	1.61	1.51	1.60
Fiscal Year Ended 2/28/01	1.49	1.56	1.45	1.53
Fiscal Year Ended 2/29/00	1.45	1.53	1.44	1.45

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

      --- No Disclosure Necessary ---

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration of its non producing mineral properties. In particular, the following risk factors apply:

Risks Associated with Mineral Exploration

Cumulative Unsuccessful Exploration Efforts by Starfield Personnel Could Result in The Company having to Cease Operations.

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

Risks Associated with Starfield Resources’ Failure to Comply with Canadian Mining Regulations and Government Rules Associated with Mining in Canada

Starfield Resources carries out its Ferguson Lake property exploration in the Nunavut Territory. In Canada, the Company’s claims are worked under Territorial Mines Acts and Regulations.  Starfield Resources has the right to carry out exploration on its claims subject to the terms and conditions outlined by the local mines inspectors.  The Company from time to time may be required to post small monetary bonds to be held against project cleanup.  Territorial labor health and welfare codes apply to all operations.  Starfield generally carries out all exploration work utilizing professional exploration consultants who carry general liability and third party insurance. The Company carries $2,000,000 in liability insurance.

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

The Mining Industry is Highly Competitive which could Restrict the Company’s Growth

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

Financing Risks

The Lack of Assurance that Starfield Resources’ will be able to Meet its Future Capital Requirements which could cause a Delay in, or cessation of, Operations

While the Company has met exploration expenditures on the Ferguson Lake Property as of 2/29/04, according to its obligations, further expenditures would likely require additional equity or debt financing.  Starfield has no source of operating cash flow to fund future exploration projects or corporate overhead.  The Company has limited financial resources, and there is no assurance that additional funding will be available.  Starfield’s ability to continue exploration of its properties will be dependent upon its ability to raise significant additional funds in the future. The only source of funds available to the Company for future exploration expenditures is through the sale of its equity shares.  Even if the results of future exploration are encouraging, Starfield may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its property, there is no assurance that such funds will be available.  If available, future equity financing may result in substantial dilution to purchasers under such offerings.

The Company Has a History of Net Losses and Expects Losses to Continue for the Foreseeable Future

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  As of the end of the last fiscal year dated February 29, 2004, the Company historical net loss totals $7,267,993. Starfield has no history of significant earnings, and due to the nature of its business, there can be no assurance that the Company will be profitable.  The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future.

Risks Relating to an Investment in the Securities of the Company

Broker-Dealers May Be Discouraged From Effecting Transactions in Starfield’s common Shares Because They are Considered Penny Stocks and are Subject to The Penny Stock Rules

Starfield Resources’ stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3151-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

The Market for The Company’s Shares has been Subject to Volume and Price Volatility which could Negatively Effect a Shareholder’s Ability to Buy or Sell the Company’s Shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (ie, mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the shares of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company has a Dependence Upon Key Management Employees, the Absence of Which Would Have a Negative Effect on the Company’s Operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including Glen Indra, President, Treasurer and Corporate Secretary.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company does not carry any formal services agreements between itself and its directors, and the Company does not carry any “Key Man” Life Insurance.

Certain Officers and Directors Serve as Officers and/or Directors of Other Companies and May Have Conflicts of Interest which could have a Negative Effect on the Company’s Operations

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company was engaged in the business of exploiting mineral properties, such associations may have given rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against the Company or its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in Canada under the Alberta Business Corporation Act. A majority of the Company’s directors and officers are residents of Canada and a substantial portion of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws..  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

The Company Could be Deemed a Passive Foreign Investment Company Which could have Negative Consequences for U.S. Investors

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S.  taxpayers  generally  will be required to treat any so-called  "excess distribution"  received  on its  common  shares,  or any  gain  realized  upon a disposition of common shares,  as ordinary  income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market  election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s  net  capital  gain and  ordinary  earnings  for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Starfield Resources Inc. (hereinafter also referred to as the “Company” and the “Registrant”) is a Canadian-based natural resource exploration company. In December 1999, after the Company had fulfilled the terms of an option agreement, the Company earned a 100% interest in certain mineral claims in the Ferguson Lake area of the Nunavut Territory, Canada and a five-kilometers area of influence around the claims.

Presently, the Company is in the exploration stage and none of its properties contain a known commercially viable mineable deposit.

The Company's head office is located at:

    Suite 420, 625 Howe Street,

    Vancouver, British Columbia V6C 2T6.

    Telephone: (604) 608-0400

    Facsimile: (604) 608-0344

The contact person is:

    Glen J. Indra, President and Director.

The Company has an unlimited number of common shares authorized, an unlimited number of first preferred shares authorized, and an unlimited number of second preferred shares authorized.  All of these shares have no par value.  To date, no first preferred shares and no second preferred shares have been issued.  As of 2/29/2004, the end of the Company’s most recent fiscal year, there were 88,715,272 common shares outstanding.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SRU" and NASD-OTC Bulletin Board in United States, under the trading symbol “SRFDF”. The Company’s shares are also registered to trade on the Frankfurt, Germany Stock Exchange’s XETRA Trading System; However, no active market has been established on the XETRA.

The Company's fiscal year ends February 28th.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

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

Fiscal 2004:   $3,054,414 for mineral property exploration.

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

In August 2001, the Company completed a private placement consisting of 1,673,692 units at a price of $0.60 per unit. Each unit consisted of one common share and one-half of a share purchase warrant to purchase an additional share for $0.75 for a period of one year. 496,667 shares were subscribed as flow-through shares whereby the Company renounced $298,000 in exploration expenses transferring the income tax deduction to the shareholders. These shares were issued on 10/03/2001.

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

In February 2003, the Company received $1,594,056 for 4,554,445 January 2003 private placement units at $0.35 per unit.  Each unit consisted of one common share and one share purchase warrant to purchase an additional share for $0.45 for a period of 18 months. 2,435,715 units were subscribed as flow-through shares whereby the Company renounced $852,500 in exploration expenses transferring the income tax deduction to the shareholders. 1,250,000 additional units of this private placement were issued in March 2003 for proceeds of $437,500.

Also in February 2003 the Company announced that it would amend the Stock Option Agreements dated 3/8/2002, between the Company and each of Louise Davey, Barbara Kelly, Brian Game, John Nicholson and Per Hedblum, who are consultants of the Company.  The proposed amendment would reduce the exercise price from $0.90 to the market price at the close of trading on February 14, 2003, being $0.40.  The expiry date for exercise of the options will remain unchanged.  Under its Stock Option Plan, the Company also issued a total of 2,340,000 options to two directors at $0.40 to acquire listed shares.

In June 2003, the Company announced a private placement of up to 7,400,000 common share units at a price of $0.30. Each unit consisted of 1 common share and 1 common share purchase warrant, with each warrant exercisable into 1 additional common share at a price of $0.45 until March 19, 2005. During the second quarter of fiscal year 2004 ended August 31, 2003, the Company issued 3,123,885 units of the private placement for net proceeds of $847,342. During the third quarter ended November 30, 2003, the Company issued an additional 4,016,000 units of the private placement for net proceeds of $1,091,820.  As Finder’s Fees, Yorkville Capital received $36,874 cash; Dundee Securities received $24,000 cash; Vencorp Capital received $10,650 cash; William Gaudet received $9,600 cash; Canaccord Capital received $4,800 cash; Quail Creek Investments received $1,587 cash; and Carl Jones $115,293.

In June 2003, the Company, through the Standard Bank of London, entered into a financial agreement with Resourceworks PLC (“RW”) of London, England. The agreement called for RW to acquire a $2,600,000 convertible debenture in Starfield with a 3-year term, a commitment to raise an additional $4,400,000 on a best-efforts basis, and a $10,000,000 short term loan facility. Upon final approval of the agreement, RW would have appointed two Directors to Starfield’s Board of Directors. In September, Starfield announced that it had decided to not enter a final agreement with RW as final terms agreeable to the Company could not be reached.

In July 2003, the Company reached an agreement with Wyn Developments whereupon the Company can earn a 50% interest in 5,165 hectares of exploration property contiguous to the Eastern and Western boundaries of the Company’s Ferguson Lake Property. To earn a 50% interest, the Company must expend a total of $575,000 in exploration expenditures through 2005 as well as pay $30,000 towards the advance royalty due to the original vendors of the property. The agreement was accepted by the TSX Venture Exchange in October, 2003.

In October 2003, the Company announced the private placement of 7,250,000 units at a price of $0.20 per unit. The placement consisted of 2,350,000 flow-through and 4,900,000 non-flow through units. Each flow-through unit consisted of one common share and one-half of a common share purchase warrant. Each non-flow through share consisted of one common share and one common share purchase warrant. One full warrant from either unit is exercisable into one additional common share at a price of $0.25 until November 7, 2005. Net proceeds from the placement were $1,332,875. As finder’s fees, Carl Jones received $46,425 cash; Vencorp Capital received $37,000 cash; Canaccord Capital received $24,000 cash; Odlum Brown received $6,400 cash; and William Gaudet received $3,300 cash.

In November 2003, the Company announced the private placement of up to 7,000,000 units at a price of $0.20. The placement consisted of 1,201,500 flow-through and 5,693,250 non-flow through units. Each flow-through unit consisted of one common share and one-half of a common share purchase warrant. Each non-flow through share consisted of one common share and one common share purchase warrant. One full warrant from either unit is exercisable into one additional common share at a price of $0.25 until November 7, 2005. Net proceeds from the 6,894,750 units issued in the placement were $1,239,455. As finder’s fees, Zevtec Canada received $45,800 cash; Carl Jones received $36,665 cash; Vencorp Capital received $34,830 cash; William Gaudet received $16,700 cash; and Odlum Brown received $5,500 cash.

In December 2003, the Company announced the private placement of up to 1,500,000 units at a price of $0.30 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.40 until December 31, 2005. A total of 1,477,430 units were issued for net proceeds of $398,906. As finder’s fees, Vencorp Capital received $24,900 cash and Zevtec Canada received $19,423 cash.

Also in December 2003, the Company engaged D. Weckstein & Co. Inc. of New York to act as a financial consultant and investment banker and assist the Company in seeking equity or debt financings in the United States. Weckstein & Co. will receive a finder’s fee for any completed transactions as well as 550,000 options to purchase the Company’s stock at a price of $0.25 per share until January 7, 2009.

In January 2004, the Company announced that due to positive exploration results, it had staked an additional 15,495 acres of mineral claims contiguous to the southern boundary of its Ferguson Lake Property. The Company holds a 100% interest in these additional claims. In February 2004, the Company and its option partner Wyn Development announced that they have staked 12,912 acres on a 50%-50% joint-venture basis. These additional claims are also adjacent to the Company’s Ferguson Lake Property.

Subsequent to the year-end, on March 1, 2004, the Company announced that it had engaged Williams de Broe PLC, a subsidiary of the ING Group, to act as agent for the private placement of the Company’s shares totaling between $6 million and $7.5 million. In May 2004, the Company announced that it had closed the financing led by William de Broe. The placement was for 18,749,703 common units at a price of $0.40 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one additional common share at a price of $0.60 until March 12, 2006. The proceeds from the placement were $7,499,881. As agents for the placement, Williams de Broe received 1,500,000 units, while Zevtec Canada received $20,000 cash and Vencorp Capital received $129,998 cash as finder’s fees.

The Company has been exploring its 100% owned Ferguson Lake property, 240 kilometers WS/W of Rankin Inlet in Nunavut Territory of Canada, which hosts a large Nickel/Copper/Cobalt/Palladium/Platinum mineral resource.  To date, close to 65,000 meters of drilling in 161 drill holes has delineated a 55M/tonnes-inferred mineral resource, at a cut off grade of 1% Ni + Cu, which is contained in four mineral zones over a distance of 8 kilometers and is open on strike to the West.  Exploration work during calendar 2002 identified a distinct but separate, locally high-grade Platinum/Palladium horizon parallel to, and below or in the footwall of, the main massive sulphide lens of one of the mineral zones. This precious metals mineralization, which is associated with a low sulphide setting extending from near surface to an indeterminate depth, has been intersected in a number of drill holes completed over a horizontal distance of approximately 430 meters. Both the massive sulphide and low sulphide targets were the focus of additional work in calendar year 2003. A detailed UTEM geophysical survey determined that potential mineralized structures extended beyond the existing property boundaries. Therefore, the Company acquired additional claims adjoining the property to the east and west through a 50%-50% joint-venture with Wyn Developments as well as staking new 100% owned claims along the southern boundary of the Ferguson Lake Property. The Phase 1 calendar 2004 exploration program includes drilling in the West Zone by one drill and drilling on the newly discovered 119 Zone Extension UTEM conductive target by a second drill.

Plan Of Operations

Source of Funds for Fiscal 2004/2005

The Company’s primary source of funds since incorporation has been through the issuance of common shares, special warrants and private placement units.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Ferguson Lake project begins production.

The Company had a working capital deficiency of ($432,192) at 2/29/2004 and ($1,344,153) at 2/28/2003.  The Company had $639,837 in cash and cash equivalents at 2/29/2004 and $5,433 at 2/28/2003. Subsequent to Fiscal 2004 Year End, the Company closed the private placement of 18,749,703 common share units for proceeds of $7,499,881.

Use of Funds for Fiscal 2005

During Fiscal 2005, the Company estimates that it might expend $2,316,000 on general/administrative expenses.  During Fiscal 2005, the Company estimates that it might expend $6,000,000 on property acquisition/exploration expenses.  These estimates are contingent upon many factors.

Anticipated Changes to Facilities/Employees

The Company will continue to focus its efforts on the exploration of the Ferguson Lake property.  The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

At 2/29/2004, 2/28/2003 and 2/28/2002 the Company generated no sales revenue.

At 2/29/2004, 2/28/2003, and 2/28/2002: $25,425,329, $21,595,636, and $15,958,123, of the assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration and/or production activities require permits from various Canadian Federal, Provincial and territorial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs for Fiscal Year 2005.

Seasonality

The Company’s operations are currently focused on the exploration of the Ferguson Lake project in Nunavut Territory, Canada. The project is located in a sub-artic climate, and although certain exploration can be conducted year-round, the Company has conducted the majority of its field exploration during the warmer months to facilitate ease of access and supply.

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

The original founders of the Company failed to bring a Major Transaction to the company within the specified period of time.  On 9/15/1997, the new directors of the Company satisfied the requirement to bring a Major Transaction into the Company by entering into an option agreement, which entitled the Company to earn a 60% interest in the Abe mineral property in north central British Columbia.  The Company has satisfied all of the conditions outlined by the ASE to complete its Major Transaction. The Company did not carry out any business until the completion of its Major Transaction.

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

The JCP process is a two-stage process. In Stage One, the Issuer files both its application for listing and its preliminary prospectus with the Alberta Stock Exchange.  The preliminary prospectus is also filed with the Alberta Securities Commission.  Once the documentation has been approved, a final prospectus is filed with both the Alberta Stock Exchange and the Alberta Securities Commission.  At this point a public distribution is completed; final listing documentation is filed and upon the resolution of all deficiencies associated with the documentation, the securities are listed and posted for trading.

In Stage Two, the Issuer instigates and completes a “major transaction”.  (The acquisition of an asset or business.) In February 1999, the Company entered into a letter agreement with the Ferguson Lake Syndicate (the “Syndicate”).  The agreement granted the Company an option to purchase a 100% interest in in the Ferguson Lake property for $75,000 cash and $1,700,000 in common shares (4,250,000 common shares at $0.40 per share).  The acquisition was considered to be a reverse take-over pursuant to the provisions of ASE Circular No. 8.  As such, the acquisition was subject to regulatory approval. The Company received approval for the proposed acquisition from a majority of its shareholders.  The Company received conditional approval for the proposed transaction from the ASE.  The ASE required, as conditions of Phase I approval, that the Company submit a Filing Statement, a reporting letter, and raise a minimum of $600,000 by way of a private placement prior to proceeding with Phase II of the acquisition.  Once these conditions were met, the Company ceased to be a JCP.

4.D.  Property, Plant and Equipment

The Company's executive offices are located in rented premises of approximately 2,000 square feet at Suite 420, 625 Howe Street, Vancouver, British Columbia V6C 2T6.  The Company considers these premises suitable for current needs.

Ferguson Lake Property

The Ferguson Lake property is located in the Nunavut Territory, Canada. At the end of calendar 2003, the property consisted of 22 mineral claims covering an area of 20482 hectares. All but one of the claims are contiguous.

Acquisition Details

In February 1999, an option agreement was signed between the Company and the Ferguson Lake Syndicate (The Syndicate) with respect to an option to acquire a 100% interest in three mineral claims known as the Ferguson Claims located in the Ferguson Lake area of Nunavut Territory.  Under the terms of the agreement, the Company has the right to earn a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment.  The Company had the right to purchase 1% of the 3% NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

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

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the 3% net smelter royalty for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

In July 2003, the Company entered into an option agreement with Wyn Developments whereupon the Company can earn a 50% interest in Wyn’s 5,165 hectares located contiguous to the eastern and western boundaries of the Ferguson Lake property. Wyn’s has an underlying option agreement to earn a 100% interest in the property from Hunter Exploration Group by expending $1,000,000 on exploration over the next 3 years. To earn a 50% interest, Starfield must spend $500,000 in exploration and Wyn must spend $487,715. The property expenditures are required to be made as follows:

Year	Expenditures Required by Wyn	Expenditures Required by Starfield	Total

2002	$ 12,285	$ Nil	$ 12,285
2003	50,000	Nil	50,000
2004	137,715	200,000	337,715
2005	300,000	300,000	600,000

Totals	$ 500,000	$ 500,000	$ 1,000,000

In addition to the above expenditures, Starfield must provide Wyn with another $75,000 for exploration in 2004, with the value being approximately 50% of the value of the common shares Wyn paid Hunter for the underlying option. Starfield is also required to pay 50% of the advance royalty of $15,000 per year due on the project under the following schedule:

Date Due	Royalty Payments Required by Wyn	Royalty Payments Required by Starfield	Total

July 1, 2002	$ 25,000	$ Nil	$ 25,000
July 1, 2003	Nil	5,000	5,000
July 1, 2004	Nil	15,000	15,000
July 1, 2005	5,000	10,000	15,000

Totals	$ 30,000	$ 30,000	$ 60,000

Starfield will be the operator of the project.

Further to the above 50%-50% option agreement, Starfield and Wyn staked an additional 12,912 acres covering prospective magnetic anomalies adjacent to the eastern and western boundaries of the Ferguson Lake property, which increased the area covered by the 50%-50% JV to 25,825 acres.

In January 2004, the Company announced that it had staked 15,495 acres of claims contiguous to the southern boundary of the Ferguson Lake property. Starfield holds these claims 100%.

Property Description

The Ferguson Lake property is situated in Hearne domain of the Western Churchill Structural Province 100 kilometers east of the Snowbird tectonic zone. The mineral claims are underlain principally by northeast-trending early Precambrian (Archean) gneissic rocks which are cut by a variety of dykes and small plutons.

Geological mapping by Geological Survey of Canada personnel within and adjacent to the property area in 2003 has provided additional information relating to the geological setting of the property. Oldest rocks, exposed in the northern property area and within an area south of the claims, include metavolcanic flows and volcaniclastics and clastic metasedimentary rocks.  Metavolcanic rocks in the central parts of the property, present as amphibolites, are locally interlayered with more areally extensive granitic gneisses, derived from earlier granitic, volcanic and sedimentary rocks. Archean granites, diorites and gabbros intrude both the amphibolites and gneissic supracrustal rocks.

All of the foregoing rock units are highly deformed and strongly metamorphosed. Pronounced layering within the various units trends northeasterly and generally dips moderately to steeply north. Intricate folding of the gneissic rocks has produced a number of westerly plunging antiform and synform structures.

Post-dating the period of intense metamorphism and deformation are a variety of younger dykes, sills and irregular intrusions. These younger intrusions include medium- to coarse-grained gabbros which are the host rocks for base and precious metals- bearing massive sulphides and platinum group elements associated with zones of lower sulphide content. The gabbro intrusions, which are conformable with the layering in older gneissic sequences and dip moderately to steeply north, are thought to be the metamorphic products of original mafic and ultramafic magmas. Several intrusive phases are evident within these sill-like intrusions; peridotites, pyroxenites and coarser-grained gabbros have been noted.

The main gabbro sill, which hosts the most significant massive sulphide and platinum group elements zones encountered to date (East, Central, West, 119), varies in width from ten to hundreds of meters and has been traced in bedrock exposures and drill holes over an east-west strike length of more than 12 kilometers. The linear nature of this intrusion is clear evidence that it post-dates much of the intense deformation and metamorphism seen in the enclosing, older gneissic rocks. It is thought to be fault-controlled, possibly occupying an east-west suture between two structural domains.

A number of other gabbro sills south of the main unit are host to lesser explored zones of massive sulphide mineralization. These include West Zone South and South Discovery Zone west of Ferguson Lake and Anomaly 51 and M Zone east of the lake. The host gabbro units are thought to have been emplaced along east- to northeast-trending fault zones.

All of the mineralized gabbro sills are locally offset by later, northerly-trending faults. Both the gabbros and the older gneissic units are cut by younger (Proterozoic) syenites, quartz-feldspar porphyries, diabases, gabbros, diorites and fine-grained mafic dykes.

Mineral Zones

The various mineral zones associated with gabbro sills in the central property area are mainly magmatic nickel-copper sulphide deposits which also contain cobalt and PGE (platinum group elements) values. As noted, four of the more significant zones identified to date (East, Central (lake), West, 119) are apparently hosted by the same gabbro intrusion which has been traced over a strike length of more than 12 kilometers east and west of Ferguson Lake.

Metallic minerals within the various mineral zones include pyrrhotite, marcasite, chalcopyrite, pentlandite, magnetite and pyrite. The sulphide minerals occur as massive to semi-massive pods, lenses and stringers and as fracture-fillings and disseminations over    thicknesses of up to several tens of meters. Sulphide matrix breccias, featuring 1-2 centimeter sub-rounded mafic clasts, are a common feature of massive sulphide zones. Net-textures have been noted in some of the stringer and fracture-filling sulphide sections. The sulphide zones are best developed in the upper, hanging wall portion of the north-dipping gabbro units but are also locally present as remobilized sections within hanging wall gneisses. The sulphide-rich zones are marked on surface by prominent gossans up to 25 meters wide and several hundred meters long.

The East, West and Central (lake) Zones were tested by more than 27,000 meters of diamond drilling in 170 holes by Inco in the early 1950s. Most drilling was on 120 to 150 meters spaced sections; distance between holes averaged about 70 meters. Hole lengths averaged 150 to 180 meters with the deepest hole being 640 meters. This previous drilling did not test the zones below a vertical depth of about 240 meters.

The most significant drilling results from more recent programs (1999 – 2002) have been obtained from East, West and 119 Zones. Better grades (+1% combined copper-nickel) of nickel-copper-cobalt-PGE mineralization within and marginal to the host gabbro intrusion in these three zones are contained in lenses and pods of massive and semi-massive sulphides which have a lateral extent of between 350 metres (East Zone II) and +3000 meters (West Zone) and apparent down-dip continuities of between 60 and +500 meters. Lens widths range between 1 and 71 meters (average 10 meters) for West Zone, 2 and 14 meters (average 9 meters) for 119 Zone and between 1 and 24 meters (average 6 meters) for East Zone. Two or more parallel lenses, separated by between 5 and 100 meters of lower grade sulphide mineralization and/or unmineralized hostrock, are present in many of the holes drilled to date.

The principal focus of previous and current work has been directed to West Zone which has been traced by intermittent bedrock exposures, geophysical surveys and by a considerable amount of diamond drilling over a zone length of several kilometers. The zone was tested by 72 Inco holes (10,833 meters) between 1951 and 1955 and by more than 50000 meters of drilling in 130 holes by Starfield between 1999 and 2002. Results obtained from the more recent programs have significantly expanded the mineral resource identified by earlier Inco work.

Work on West Zone in 2001 and 2002 consisted of drill holes designed to test the deeper, western part of the zone; Most holes drilled intersected intervals of ten’s of meters containing +1% combined copper+nickel most of which included significant sections of +1.5% and +2% combined copper+nickel plus platinum group elements (palladium + platinum) averaging more than 2 grams/tonne. Three holes drilled on section 62+00W, helped to clarify the fault offset of the zone in the area of 60+00W where the zone appears to have been down-dropped between 50 and 100 meters. Further evidence of the offset is provided by a displaced, post-mineral syenite dyke. A highlight of hole FL01-104, drilled on section 63+00W, was a 0.50 meter section of sheared and brecciated gabbro, some 50 meters down-hole from, or in the footwall of the main massive sulphide intervals, which contained 9.86 grams/tonne palladium and 1.44 grams/tonne platinum.

The westernmost drilling of West Zone to date includes hole FL01-101 on section 68+00W which returned 1.17% Cu+Ni and 1.46 g/t Pd+Pt over a 4.39 meters interval but the most significant results included a 0.35 meter section grading 90 to 105.64 g/t palladium, 26.71 to 35.03 g/t platinum and 2.74 to 3.51 g/t rhodium. This interval, in the hangingwall some 7 meters above the massive sulphide horizon, consisted of a distinctive, foliated, biotite-rich zone with no visible sulphides. Petrographic work identified very fine-grained kotulskite (tellurium- bismuth palladium mineral) and minor sperrylite (platinum arsenide mineral). Four wedge holes were drilled off hole FL01-101 in 2002 to further investigate the exceptionally high platinum group element values.  One of these wedge holes, which intersected the same altered zone 1 meter west and 1 meter above the original hole, returned a 0.16 meter interval grading 42.58 g/t palladium and 5.62 g/t platinum.

Definition drilling of the eastern part of West Zone in 2002 consisted of 39 relatively shallow inclined holes between sections 42+68W and 51+20W to better define near-surface sulphide resources. An inferred resource in this area, consisting of combined copper+nickel grades greater than 1.5%, was initially explored by a number of shallow Inco holes completed between 1951 and 1955. The moderately north-dipping zone was tested by original inclined drill holes at approximately 60 meters intervals along north-south section lines 122 meters apart.

By drilling on section lines midway between the original sections or at 60 meters spacings, this program was intended to provide detailed information regarding the down-dip and lateral continuity of the north-dipping sulphide horizon(s) plus confirmation of original copper and nickel grades and a more precise assessment of platinum group element and cobalt grades (original Inco results included only limited precious metals grades and no cobalt analyses).  Further, the program would also provide ample material for subsequent metallurgical test work.

Most of the holes drilled intersected two or more parallel sulphide lenses with grades in excess of 1% copper+nickel; hole intervals between the individual sulphide lenses ranged from 5 meters to 45 meters. Down-dip continuity of the lenses ranged 30 to 325 meters and true widths ranged from the minimum 2 meters to 45 meters with an overall average of 6.65 meters. Sulphide lenses on more than half of the nineteen sections drilled remain open both up and down-dip. Data obtained from the 2002 program permitted an estimate of an indicated mineral resource for this part of West Zone.

In addition to better defining the sulphide zone, this program was also successful in identifying a unique style of low-sulphide platinum group element mineralization hosted by footwall gabbros some 50 meters below the sulphide horizon(s). This style of mineralization was first recognized at depth in hole FL01-104 on section 63+00W as noted previously.

In the shallower, eastern part of West Zone, this zone is characterized by dispersed biotite alteration and fine-grained disseminated pyrite. Palladium values in these zones range from 100 to 500 ppb over several tens of meters within which combined palladium+platinum grades of up to tens of grams per tonne occur over narrow intervals. Some of the better results were obtained in holes FL02-109 and FL02-135 drilled on sections 43+20W and 43+50W respectively. Hole FL02-109 intersected a 1.04 meters interval grading 12.89 g/t palladium and 1.38 g/t platinum; hole FL02-135 returned a 2.81 meters interval grading 7.76 g/t palladium and 6.82 g/t platinum which included a 1.11 meter section of 19.13 g/t palladium and 13.96 g/t platinum. The overall zone containing enhanced palladium and platinum values was seen to be more or less continuous over a strike length of 160 meters within the area drilled; the continuity of the higher grades was not readily apparent.

119 Zone, between 800 and 1200 meters west of previous West Zone drilling, was discovered in 2002 by drilling the westward continuation of geophysical anomalies including a deep-seated UTEM conductive zone and a coincident inverted magnetic anomaly. 119 Zone, interpreted to be the western continuation of West Zone proper, includes parallel massive sulphide lenses featuring base and precious metals grades that are generally higher than those encountered in West Zone. Six of the eight holes (10433 meters) completed intersected two or more, apparently parallel sulphide lenses with grades ranging from 0.55% to 2.23% copper and 0.47% to 1.04% nickel.

East Zone, near the east shore of Ferguson Lake was initially tested by 1950s Inco drilling which consisted of 7115 meters in 56 holes completed over a zone strike length of 2,500 meters. Data from these holes plus results for an additional 11 holes (2,564 meters) drilled by Starfield Resources in 1999 and 2000 permit estimates of resources for two sections of East Zone (East Zone I and II).

Anomaly 51, also east of Ferguson Lake, includes a northeast-trending, 50 meters wide, gossanous gabbro exposed over 2500 meters of strike length some 2 kilometers southeast of East Zone. This zone, which contains pods and stringers of massive pyrrhotite with lesser chalcopyrite and pyrite, particularly in its western half, was tested over 1700 meters of strike length by 1094 meters of diamond drilling in nine widely-spaced, inclined diamond drill holes in the 1950s. Several holes contained narrow intervals of copper-nickel mineralization; better grades (+1% combined copper-nickel) are associated with narrow intervals (0.15 to 2.29 meters) of massive pyrrhotite and pyrite hosted by gabbro. This zone was further tested in 2000 by four holes which were drilled in three locations to test isolated geophysical (UTEM) conductors north and east of the area previously drilled. Only narrow sulphide intervals were encountered.

M Zone, discovered in 2000, is within a kilometer north of Anomaly 51. Five inclined holes, drilled from three setups in 2000 to test a blind, gently north-dipping UTEM conductor, confirmed that the conductive zone was due to the presence of sulphide minerals within a gabbro, a setting similar to the other known mineral zones at Ferguson Lake. Best results were from one drill hole which included a 23 meters section of gabbro containing consistent sulphide mineralization. A hole drilled 100 meters west encountered a narrow sulphide lens containing relatively enhanced palladium and platinum values. An additional five drill holes completed on M Zone in 2001 included one hole 700 meters east which returned a 3.5 meters interval containing 1.24% copper+nickel and 1.70 grams/tonne platinum group elements.

West Zone South, associated with a gossanous gabbro, subparallel to and between 600 and 800 meters south of West Zone, is intermittently exposed over a strike length of about 1000 meters. Previous surface sampling of this zone returned relatively high platinum group element values. One Inco hole and five holes drilled in 1999 and 2000, designed to test a strong UTEM conductor and a coincident magnetic signature, intersected narrow (0.3 to 1.5 meters) intervals of copper-nickel-PGE mineralization. Better copper-nickel grades are restricted to stringer and massive pyrrhotite, pyrite and chalcopyrite; three narrow mineralized intervals in one hole contained palladium + platinum values of 2 to 3 grams/tonne, confirming earlier surface sampling results.

South Discovery Zone, a sulphide-bearing gabbro unit some 3.5 kilometers southwest of West Zone, has an exposed northeast strike length of 800 meters and is offset by, but continues beyond, two parallel, northwest-striking faults. Two holes drilled to test the central part of the zone in 1999 intersected 1.5 to 2 meters intervals grading 0.30-0.62% copper, 0.11-0.50% nickel, 0.02-0.10% cobalt and 0.13-0.67 grams/tonne  palladium-platinum.

The Central or lake zone, underlying Ferguson Lake between East and West zones, was tested by some 35 vertical and inclined drill holes in the 1950s. The majority of holes completed intersected at least some copper-nickel values and ten holes contained significant results. One of the better holes, drilled near the centre of the lake north of, and between a large and small island, intersected 17.4 meters grading more than 2% combined copper-nickel and 1.51 grams/tonne PGE (palladium + platinum). Two holes drilled down-dip returned no significant values but a hole drilled 250 meters further west intersected 3.4 meters of 0.54% copper, 0.79% nickel and 5.31 g/t PGE (one of the highest PGE values encountered to date in massive sulphides). There is a clustering of better holes immediately north of the small island; three of these have +5 metre intervals with grades of up to 1.96% copper, 1.01% nickel and 1.95 grams/tonne PGE. Near the west shore of Ferguson Lake, one 1950s hole cut 13.5 meters grading 0.78% copper, 0.88% nickel and 1.44 grams/tonne PGE (palladium and platinum) plus a lower 5.8 meters interval containing 1.36% copper, 0.50% nickel and 0.69 grams/tonne PGE. Two holes were drilled on ice-covered Ferguson Lake by Starfield in the spring of 2000 in an attempt to further test this part of the zone some 40 metres down-dip of the previous intersections. The first hole was abandoned; the second hole intersected gabbro containing low copper and nickel values over narrow intervals.

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

More than thirty loops have been used to complete UTEM surveys over a grid area in the central property area which includes all of the known sulphide zones, namely East and West Zones, 119 Zone, West Zone extension, East Zone extension, the Central Zone beneath Ferguson Lake, West Zone South, South Discovery Zone, Anomaly 51 and M Zone. Most of the initial survey readings were taken at a base frequency 30.974 Hz; subsequent surveys used a lower base frequency of 3.872 Hz.

The surveys indicated little or no response at depth on the Central (lake) Zone. Work at West Zone South suggested that the zone of high conductivity and coincident strong magnetics does not continue appreciably beyond the limits of an initial survey completed in 1999. Surveys over South Discovery Zone indicated conductivity and coincident magnetic responses over the known part of the zone and suggested a possible continuation of the zone of some 500 meters to the west.

UTEM readings, collected in 2000 from beyond the limits of the 1999 survey at East Zone suggest a continuation of the zone 1 km to the northeast. Coincident high magnetic response, however, does not extend beyond 16E or the approximate eastern limits of the East Zone II resource identified in 1999. Consequently, the nature of the identified conductive zone is unknown. Depths to top of the conductor range from nil (surface) to about 140 meters in the easternmost part of the survey area.

UTEM surveys over the East Zone I resource area (beneath Ferguson Lake near the east shore) indicated down-dip extents of strong conductivity of 120 to 300 meters. 2000 drilling of this zone essentially confirms these data.

The most significant geophysical results were obtained from West Zone west of the previously known limits of the zone. Interpretation of the UTEM survey results for this area indicates continuity of the strongly conductive zone at depth over a distance of more than 1 kilometer west of the previously drilled area.  Conductivities (>2000 mhos) are apparently continuous over a down-dip distance of 800 metres within this zone. Vertical depths to the top of this large conductive zone range from 60 metres at section 60W to 600 metres at section 82W.

Initial (1999) UTEM surveys of the partly exposed section of West Zone between sections 40W and 58W identified similar strong conductivities and coincident high magnetic response over the sulphide zone. High magnetic response does not continue west of section 60W which may be explained in part by the deeper nature of the conductive zone.

Down-dip extent of the zone of strong conductivity over the previously drilled portion of West Zone is estimated to range from 225 metres at section 40W to about 800 metres at section 60W. Previous drilling essentially confirmed the shallow nature of the eastern part of this zone and good potential for significant increases in down-dip extents west of section 50W.

UTEM surveys in 2000 employed a lower base frequency of 3.872 Hz which provided a better definition of conductors at depth. A re-surveying of the eastern grid area using this lower frequency identified M Zone which is a blind, strongly conductive zone at depths of between 140 and 240 metres and extending over an east-west strike length of 2 km. Situated between East Zone and Anomaly 51 this gently (10-20 degrees) north-dipping conductive zone has an apparent down-dip extent of 500 metres.

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

Inversion of these airborne magnetic data, undertaken at the University of British Columbia Department of Geophysics inversion facility, enables an interpretation of these data to depth. Strong, near-surface, relative magnetic susceptibilities are coincident with East Zone and with West Zone to about section 58W where the fault offset of the zone is clearly shown. Between 58W and 72W, these higher relative susceptibilities (0.010 to 018 relative to a background of about 0.002) occur within broad zones (several hundred metres in diameter) immediately south of, and below, the UTEM conductor, are pod- or pipe-like in form and extend from depths of about 200 metres below surface to 700 metres which is at about the detection limits for these data. The higher relative susceptibilities are noted closer to surface around section 78W and continue to section 90W.

While the significance of the West Zone relative magnetic susceptibilities, which are a reflection of the lithologic unit(s) immediately below the sulphide horizon, remains unknown, the distribution of these clearly demonstrates a structural continuity both to depth and along strike to the west.

Fiscal Year 2004 EXPLORATION PROGRAM

Nature and Scope

The exploration program on the Ferguson Lake property, carried out in the fall of 2003, was directed to West Zone and its extension and consisted of additional diamond drilling and UTEM geophysical surveys.

Nine holes (2,721 meters) were drilled in the eastern part of West Zone to further test the massive sulphide lenses to depth and to further define the nature and distribution of platinum group elements mineralization in low sulphide zones in gabbroic footwall rocks below the massive sulphide lenses. Eight of the holes were drilled between and adjacent to previous holes and one hole was completed on ice-covered Ferguson Lake 150 meters from the western shore.

A UTEM-3 survey was conducted over 55.5 line-kilometers of survey grid established southwest of the 119 Zone.

Other work completed as part of the calendar year 2003 program included the collection and analyses of a number of samples of drill cores recovered from previous drilling campaigns, continuing laboratory studies directed to analytical procedures and to the mineralogy of the platinum group elements and a reinterpretation of magnetic data derived from previous geophysical surveys.

Results of Calendar Year 2003 Diamond Drilling

The nine holes completed in calendar year 2003 were drilled between sections 36+00W and 45+80W to expand upon results obtained from calendar year 2002 drilling and to provide additional information regarding possible footwall low sulphide platinum group elements mineralization in the vicinity of previous Inco drill holes which were not designed to test this recently recognized style of mineralization.

All holes intersected massive sulphide lenses and two of the holes cut significant thicknesses containing enhanced nickel grades. These include hole FL03-160, drilled beneath Ferguson Lake, which intersected an 11.25 meters interval grading 0.77% copper, 0.97% nickel, 0.118% cobalt and 1.95 g/t palladium+platinum and hole FL03-159 with a 20.95 meters interval which assayed 1.53% copper, 0.97% nickel, 0.099% cobalt and 2.48 g/t palladium+platinum. Results obtained should allow for expansion and possible upgrading of the estimated Indicated Mineral Resources previously reported for this part of West Zone.

Five of the holes drilled encountered footwall, low sulphide platinum group elements mineralization with combined palladium+platinum grades in excess of 5 grams/tonne over hole lengths of between 0.45 meter to 3.29 meters. An exception was hole FL03-157 on section 45+80W, the westernmost hole drilled in 2003. This hole intersected a 15.50 meters interval grading 3.82 g/t palladium and 3.10 g/t platinum. This interval includes 3.30 meters of 12.16 g/t palladium and 8.10 g/t platinum which in turn includes 0.95 meters grading 10.82 g/t palladium and 17.01 g/t platinum.

Three of the 2003 holes also intersected narrow (0.30 – 1.23 meters) intervals of massive sulphides with palladium+platinum values greater than 5 grams/tonne. Values ranged from 6.46 g/t palladium and 0.27 g/t platinum to 11.79 g/t palladium and 0.97 g/t platinum.

UTEM Geophysical Surveys

Previous UTEM surveys over West Zone outlined a 5 kilometers long, strongly conductive zone extending westerly from the shore of Ferguson Lake to the 119 Zone near the western limits of survey coverage. This conductive zone is coincident over much of its length with higher magnetic response. The top of the conductive zone is near surface in the eastern part of the zone while in the western half it is 100 to several hundred meters below surface. Drill testing of the conductive zone over much of its length shows it to be reflecting one or more parallel massive sulphide lenses comprising the copper-nickel-cobalt-PGE-bearing West and 119 Zones.

The orientation of the conductive zone near the western limits of previous surveys was suggestive of a southwesterly trend rather than the westerly trend seen throughout much of West Zone. This apparent flexure was confirmed in part by 119 Zone drilling and by inversion of magnetic data for this part of the property. Consequently, the 2003 UTEM survey grid was established with northwest-southeast cross lines at 200 meters intervals off a 4 kilometers long, southwest-oriented baseline between the area of 119 Zone drilling to a point 1.5 kilometers beyond the South Discovery Zone.

The UTEM-3 survey, conducted over the established grid at a base frequency of 3.875 Hz, outlined a southwesterly trending conductive zone over an apparent strike length of 3.5 kilometers. Depths to the top of the conductive zone were estimated to be in the range of 400 to 600 meters and the conductivity-thickness product of +2000 siemens over much of its length is similar to that identified over much of West and 119 Zones.

INTERPRETATION and CONCLUSIONS

Diamond drilling over the past five years at Ferguson Lake has encountered copper, nickel, cobalt and PGE (platinum group elements) values associated with fracture-filling, disseminated and semi-massive to massive sulphides over an east-west strike length of more than 12 kilometers. Three principal mineral zones within this overall strike length include the East, West and 119 Zones. Better copper-nickel-cobalt-PGE grades are invariably associated with semi-massive and massive sulphide lenses in all of these zones.

The three principal mineral zones are associated with a north-dipping, sill-like, medium- to coarse-grained gabbro derived from an original mafic-ultramafic magma. The more mafic and coarser-grained varieties of this unit consist of interlocking hornblende crystals after original pyroxene. The main gabbro host is thought to have been emplaced along an easterly-trending fault zone of regional extent. Repeated movement along this fault may partially explain the remobilized nature of some of the sulphide mineralization seen to date.

Detailed drilling, undertaken in the eastern part of West Zone (“Pit Area”) in 2002 to further define a near surface sulphide resource, was also successful in identifying a unique style of low-sulphide platinum group element mineralization in footwall gabbros below the sulphide horizons. Broadly distributed, low palladium values envelop locally high grades of platinum and palladium within a possible sub vertical zone that was encountered in a number of 2002 and 2003 drill holes in the eastern part of West Zone between sections 35+97W and 48+20W. Enhanced values of +5 grams/tonne palladium+platinum are present in holes drilled between sections 41+45W and 42+05W and between 43+20W and 44+10W and on section 45+80W. The lateral and down-dip continuity of this higher grade mineralization requires further definition.

Limited test work on one sample of higher grade palladium-platinum low sulphide mineralization indicated reasonably good recoveries by way of dense media separation.

More than 62,000 metres of 1999-2002 Starfield drilling, coupled with the results of 1950s Inco drilling, has identified four areas with mineral resources (East Zone I and II, West Zone, 119 Zone) within and adjacent to the main, 12 kilometers long gabbro host. The most significant of these to date is West Zone, which contains 80% of the inferred mineral resources and remains open to depth and along strike to the west.

The recently discovered 119 Zone, between 800 and 1200 metres west of the known western limits of West Zone, has been tested by eight drill holes over a 400 metres strike length. An inferred mineral resource for this zone, at a cutoff grade of 1.5% combined copper+nickel, is estimated to be 5.8 million tones grading 1.31% copper, 0.72% nickel, 0.086% cobalt, 2.02 grams/tonne palladium and 0.30 grams/tonne platinum. It is significant that these average values are appreciably higher than those for West Zone. This zone remains open both along strike and up-dip.

A property-wide inferred mineral resource, at a 1% copper+nickel cutoff grade and incorporating East Zone I and II, West Zone and 119 Zone, was estimated in mid-2003 to be  54.8 million tonnes with average grades of 0.99% copper, 0.59% nickel, 0.066% cobalt, 1.37 grams/tonne palladium and 0.24 gram/tonne platinum.

Previous metallurgical studies on Ferguson Lake massive sulphide mineralization have provided useful data and have suggested potential problems regarding nickel recoveries which warrant further optimizing studies. Sample material was recovered during the 2002 for the purpose of further metallurgical testing.

Higher base and precious metal grades are known to be present at depth in the western part of West Zone and the distinctly higher overall base and precious metals grades encountered in 119 Zone are considered to be significant inasmuch as they further confirm an increase in grades in a westerly direction. The 2003 UTEM geophysical survey indicates that the zone turns in a southwesterly direction beyond 119 Zone and the strong conductive zone continues for more than 3 kilometers.

This newly identified target area presents an attractive target for further investigation by diamond drilling. It is worthy of note that the source intrusive for the areally extensive, main gabbro host rock has not yet been identified. A pronounced thickening and the more mafic appearance of the gabbro unit at depth in some of the westernmost holes drilled in West Zone and in 119 Zone suggests that the source may be at greater depths and may be present within the southwesterly trend identified by the recent UTEM survey. Higher metal grades may be associated with this yet to be found source area.

Additional definition drilling is warranted to further investigate the lateral and down-dip continuity of the higher grade palladium+platinum values associated with low sulphide zones within gabbroic rocks in the footwall of the massive sulphide lenses in the eastern part of West Zone.

Detailed surface and down-hole UTEM surveys would be of assistance in better defining the strong conductive zone southwest of 199 Zone. Deep penetration electromagnetic airborne surveys of the entire property area could be useful in identifying new target areas.

Planned Work Program for Fiscal 2005

Exploration Phase I (May-July)
Surface and Airborne Geophysical Surveys	$225,000
Diamond Drilling (10,000 meters)
Low Sulphide focus	$1,900,000
Massive Sulphide focus	$ 700,000	$2,825,000

Exploration Phase II (September-October)
Surface and Airborne Geophysical Surveys Diamond Drilling (12,000 meters)	$400,000
Low Sulphide focus	$1,100,000
Massive Sulphide focus Metallurgical test work	$1,500,000 $175,000	$3,175,000

Total		$6,000,000

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.34 as of 2/29/2004.

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

Results of Operations

Fiscal 2004 Ended 2/29/2004 vs. Fiscal 2003

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

The Company recorded a net loss for Fiscal 2004 of ($1,723,364) compared to a loss of ($1,970,057) in Fiscal 2003.

The Company’s cash position at the end of Fiscal 2004 was $639,837 compared to $5,433 at the end of Fiscal 2003.  During Fiscal 2004, the Company entered into private placement agreements and had stock options and common share purchase warrants exercised which raised net of issuance costs of $5,634,773 in 2004 compare to $5,780,324 in 2003.

In Fiscal year 2004, the Company concentrated all of its efforts on exploration work on its Ferguson Lake Property. This work consisted primarily of exploration drilling and geophysical surveys. The Company also added additional claims to the property through a 50-50 joint venture and staking.

The Company did not complete its anticipated $2,600,000 debenture financing with Resourceworks PLC of London, England, as the parties were not able to come to satisfactory terms. This, in turn, caused the termination of the additional $4,400,000 financing which Resourceworks had committed to complete. Consequently, the planned 2004 exploration budget of $7,000,000 was reduced to approximately $3,000,000.

In Fiscal 2005, the Company will again focus its exploration efforts on the Ferguson Lake Property. The Company’s Fiscal 2005 Ferguson Lake Property exploration costs are estimated as $6,000,000.

For Fiscal 2005, the Company plans on spending $193,000 per month on administration expenses.  The budget for the monthly administration expenses is outlined below:

Expense Item	($)
Automobile and Travel	$40,000
Computer Fees	$11,000
Advertising and Promotion	$20,000
Consulting	$40,000
Insurance and Bank Charges	$1,000
Management and Investor Relations Fees	$17,000
Office and Rent	$40,000
Professional Fees and Regulatory Fees	$20,000
Telephone	$4,000
Total Expenses	$193,000

The balance of the Company’s cash needs for Fiscal 2005 are expected to come from the proceeds of private placements and the exercise of common share purchase warrants and options.

The Company intends to raise any required additional funds by selling equity or debt securities and/or by selling or joint venturing its property until it develops a flow of cash from operations.

Liquidity and Capital Resources

Fiscal 2004 Ended 2/29/2004 and Fiscal 2003

The Company had a working capital deficiency of ($432,192) at February 29, 2004 as compared to working capital deficiency of ($1,344,153) at February 28, 2003.

Cash provided by financing activities during Fiscal 2004, ended February 29th, was $6,234,921 (2003 - $6,071,841). This consisted of the issuance of share capital in the amount of $5,634,773 (2003 - $5,780,324); loan proceeds of $605,000 (2003 - $299,000) and the repayment of capital lease obligations in the amount of ($4,852) (2003 – ($7,483).

Cash used in investing activities during Fiscal 2004, ended February 29th, was ($3,054,414) (2003 - ($6,506,070)). All of these funds were allocated to work on the Company’s mineral properties.

Cash used in operating activities during Fiscal 2004, ended February 29th, including the loss of ($1,723,364) was ($2,546,103), in fiscal 2003 including the loss of ($1,970,057) was ($533,084).

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

5.E.  Off-Balance Sheet Arrangements.

The Company has no off-balance sheet arrangements.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Table No. 5 lists as of 6/30/2004 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada.

6.A.  Directors and Senior Management

Table No. 5

Directors and Senior Management

6/30/2004

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election or Appointment

Glen Indra	President, Secretary Treasurer and Director	56	November, 1997
Glen MacDonald (1)	Director	55	November, 1997
Robert Maddigan (1)	Director	40	November, 2003
Henry M. Giegerich (1)	Director	73	January, 2000

 (1)  Member of Audit Committee.

____________________________________________________________________________________________________________________________________________________________

Glen Indra joined Starfield in November 1997. He is a graduate of the University of British Columbia and began his career as a financial analyst with an international oil company. Following a ten-year career in banking he focused on major commercial lending servicing the Canadian securities industry. He has served on the boards of several publicly traded resource corporations and is the president and owner of Floralynn Investments Ltd., a private investment company.

Glen Macdonald joined the Company in November 1997. He is a graduate of the University of British Columbia and is a Professional Geologist and has been a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta from 1982 to the present and a member of the Professional Engineers and Geoscientists of British Columbia from1993 to the present. Since 1982, he has been a self-employed geological consultant, and he serves as a Director of several publicly traded resource companies including AVC Capital Corp., a mineral exploration company traded on the TSX Venture Exchange; a director of Consolidated Gold Win Ventures, a mineral exploration company traded on the TSX Venture Exchange; a director of Golden Cariboo Resources, a mineral exploration company traded on the TSX Venture Exchange; a director of Otish Mountain Exploration Inc., a mineral exploration company traded on the TSX Venture Exchange; a director of Solitaire Minerals, a mineral exploration company traded on the TSX Venture Exchange; and a director of Thelon Ventures, a mineral exploration company traded on the TSX Venture Exchange;

Mr. Giegerich joined the Company in January 2000. He is a graduate of the University of British Columbia and is a Professional Engineer and a member of the Association of Professional Engineers of British Columbia since 1956. From 1982 to 1987, he was President & General Manager of Cominco Alaska Inc. and in this position was responsible for the development of the Red Dog Mine in northwest Alaska. From 1971 to 1981 he was with Cominco Ltd., including Project Engineer on the Black Angel Mine Project in Greenland, Project Manager for the Polaris Mine Project on Little Cornwallis Island, NWT, and finally Cominco Vice President, Northern Group, responsible for operations of the Con Mine (Yellowknife, NWT), Pine Point Mine (Pine Point, NWT) and the Polaris Mine. Since 1988 Mr. Giegerich has acted as a mineral industry consultant to various clients throughout the world and currently serves as a director of MCK Mining, a mineral exploration company traded on the TSX Venture Exchange.

Robert Maddigan joined the Company in November 2003. He is a graduate of the University of Alberta. He is a Professional Engineer and has owned his own consulting firm as well as experience as a project manager for Ferguson Simek Clark, specializing in artic engineering and construction projects.

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

During Fiscal 2004, no Executive Officer or Director individually received/accrued in excess of U.S.$60,000 in compensation. No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Executive Officers or Directors.

The Company entered into a Management Agreement with Glen Indra, President of the Company, and Floralynn Investments Ltd., a company that is wholly owned by Mr. Indra, on 6/16/1998. Under the terms of this agreement Mr. Indra and Floralynn Investments Ltd. provided management services to the Company for a fee of $4,000 per month.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

No Executive Officer or Director received other compensation in excess of the lesser of US$25,000 or 10% of such officer’s cash compensation, and all Executive Officers and Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Except for the stock option program discussed in ITEM #6, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Executive Officers or Directors.

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

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Henry Giegreich, Robert Maddigan, and Glen McDonald.

6.D.  Employees

As of 6/30/2004, the Company had no employees, in addition to four directors (of which one is an officer of the Company).

6.E.  Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 6 lists, as of 6/30/2004, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 6

Shareholdings of Directors and Senior Management

______________________________________________________________________________

______________________________________________________________________________

Title Of Class	Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class #

Common	Glen J. Indra (1)	6,763,500	5.99%
Common	Glen MacDonald (2)	2,946,000	2.64%
Common	Robert Maddigan (3)	1,760,000	1.58%
Common	Henry Giegerich (4)	400,000	0.36%
	Total Directors/Management	11,869,500	10.16%

------------------------------------------------------------------------------

(1)

308,500 of these shares are held in the name of Florlynn Investments Ltd., a company 100% owned by Glen J. Indra. 3,182,000 of these shares are represented by currently exercisable share purchase options.

(2)

1,890,000 of these shares are represented by currently exercisable share purchase options.

(3)

1,580,000 of these shares are represented by currently exercisable share purchase options.

(4)

350,000 of these shares are represented by currently exercisable share purchase options and 25,000 are represented by currently exercisable warrants.

# Based on 109,777,475 shares outstanding as of 6/30/2004.

______________________________________________________________________________

______________________________________________________________________________

Stock Options

Stock Options to purchase securities from the Company are granted to Directors, Consultants and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (formerly the Canadian Venture Exchange). The exercise prices for stock options were determined in accordance with TSX Venture Exchange guidelines and reflect the average closing price of the Company’s common stock for the ten trading days on the TSX Venture Exchange immediately preceding the day on which the Directors granted and publicly announced the stock options.

The Company’s Stock Option Plan was originally approved by Shareholders on November 28, 1997. The details of the Plan are as follows:

1. Purpose of the Plan

The purpose of the Plan is to assist the Corporation (the “Corporation”) in attracting, retaining and motivating directors, key officers, employees and consultants of the Corporation and of its subsidiaries and to closely align the personal interests of such directors, officers, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire Common Shares in the capital of the Corporation.

2. Implementation

The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange on which the shares of the Corporation are or become listed and of any governmental authority or regulatory body to which the Corporation is subject.

3. Administration

The Plan shall be administered by the board of directors of the Corporation which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The board of directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretions with respect to the Plan granted to it under this Plan to the Executive Committee or such other committee of directors of the Corporation as the board of directors may designate. Upon any such delegation the Executive Committee or other committee of directors, as the case may be, as well as the board of directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to the Plan. When used in the context of this Plan “board of directors” shall be deemed to include the Executive Committee or other committee of directors acting on behalf of the board of directors.

4. Number of Shares Under Plan

A maximum number of Common Shares equal to ten percent (10%) of the issued and outstanding Common Shares of the Corporation, from time to time, (the “Optioned Shares”) shall be reserved, set aside and made available for issue under and in accordance with the Plan provided that in no event shall options be granted entitling any single individual to purchase in excess of five percent (5%) of the then outstanding shares in the Corporation. If option rights granted to an individual under the Plan shall expire or terminate for any reason without having been exercised in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan.

5. Eligibility

Options may be granted under the Plan to any person who is a full-time or part-time director, key officer, full-time or part-time employee or full-time or part-time consultant of the Corporation, or of its subsidiaries, as the board of directors may from time to time designate as a participant (a “Participant”) under the Plan. The majority of the persons eligible for participation in the Plan may be directors or officers of the Corporation. Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise or options, shall be in the full and final discretion of the board of directors.

6. Terms and Conditions

(a) Exercise Price

The exercise price to each Participant for each Optioned Share shall be as determined by the board of directors, but shall in no event be less than the market price of the Common Shares of the Corporation on the Alberta Stock Exchange or such other more senior exchange on which the Common Shares are listed at the time of the grant of the option less the maximum discount permitted under the regulations of The Alberta Stock Exchange or such other more senior exchange on which the Common Shares are listed or such other price as may be agreed to by the Corporation and approved by the Alberta Stock Exchange or such other more senior exchange on which the Common Shares are listed.

(b) Option Agreement

All options shall be granted under the Plan by means of an agreement between the Corporation and each Participant (the “Option Agreement”) in the form as may be approved by the board of directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any two (2) directors or officers of the Corporation.

(c) Length of Grant

All options granted under the Plan shall expire not later than the fifth anniversary of the date such Options were granted.

(d) Non-Assignability of Options

An option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or other testamentary instrument or the laws of succession and may be exercisable during the lifetime of the Participant and only by the Participant.

(e) Right to Postpone Exercise

Each Participant, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement.

(f) Exercise and Payment

Any option granted under the Plan may be exercised by a Participant or the legal representative of a Participant giving notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the subsidiaries, as the board of directors may from time to time designate as a participant (a “Participant”) under the Plan. The majority of the persons eligible for participation in the Plan may be directors or officers of the Corporation. Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise or options, shall be in the full and final discretion of the board of directors.

 (g) Rights of Participants

The Participants shall have no rights as shareholders in respect of any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions, voting rights, warrants or rights under any rights offering) other than Optioned Shares in respect of which Participants have exercised their option to purchase and which have been issued by the Corporation.

(h) Third Party Offer

If, at any time when an option granted under the Plan remains unexercised with respect of any Optioned Shares, an Offer to purchase all of the Common Shares of the Corporation is made by a third party, the Corporation shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Corporation may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.

(i) Alterations in Shares

In the event of a share dividend, share spilt, issuance of shares or instruments convertible into Common Shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the board of directors may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan. In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the board of directors. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation of those in another company is imminent, the board of directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the exercise of such rights by the Participants and of the time for the fulfillment of any conditions or restrictions on such exercise. All determinations of the board of directors under this paragraph 6(i) shall be full and final.

(j) Termination

Subject to paragraph 6(k), if a Participant id dismissed as and officer, employee or consultant by the Corporation or by one of its subsidiaries for cause, all unexercised option rights of that Participant under the Plan shall immediately terminate, notwithstanding the original term of the option granted to such Participant under the Plan.

(k) Disability or Retirement

Notwithstanding paragraph 6(j) if a Participant ceases to be an officer, employee or consultant of the Corporation or of one of its subsidiaries as a result of:

(a) disability or illness preventing the Participant from performing the duties routinely performed by such Participant;

(b) retirement at the normal retirement age prescribed by the Corporation pension plan;

(c) resignation; or

(d) such other circumstances as may be approved by the board of directors such Participant shall have the right for a period of 90 days from the date of ceasing to be an officer, employee, consultant or director (or, if earlier, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the option under the Plan with respect to all Optioned Shares of such Participant to the extent they were exercisable on the date of ceasing to be an officer, employee, consultant or director. Upon the expiration of such 90 days period (or such earlier expiry date as provided for in the Option Agreement) all unexercised option rights of that Participant shall immediately terminate and shall lapse notwithstanding the original term of the option granted to such

Participant under the Plan.

(l) Deceased Participant

In the event of the death of any Participant, the legal representatives of the deceased Participant shall have the right for a period of 180 days from the date of death of the deceased Participant (or such shorter period being, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the deceased Participant’s option with respect to all of the Optioned Shares of the deceased Participant to the extent they were exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Participant shall immediately terminate, notwithstanding the original term of the option granted to the deceased Participant under the Plan.

7. Amendment and Discontinuance of Plan

The board of directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plan without the consent of that Participant.

8. No Further Rights

Nothing contained in the Plan nor in any option granted under this Plan shall give any participant or any other person, any interest or title in or to any Common Shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable rights against the Corporation other than as set out in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as an employee, officer, consultant or director of the Corporation or of its subsidiaries.

9. Compliance with Laws

The obligations of the Corporation to sell Common Shares and deliver share certificates under the Plan are subject to such compliance by the Corporation and the Participants, as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

10. Gender

The use of the masculine gender in this Plan shall be deemed to include or be replaced by the feminine gender where appropriate to the particular Participant.

Stock Options Outstanding

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 7 as of 6/28/2004, as well as the number of options granted to Directors and all employees as a group.

Table No. 7

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Number of Shares of Common Stock	Exercise Price	Exp. Date

Glen Indra	Director, President Secretary & Treasurer	542,000 300,000 1,340,000 1,000,000	$0.50 $0.90 $0.40 $0.25	05/04/06 03/08/07 02/14/08 11/18/08

Robert Maddigan	Director	1,580,000	$0.25	11/18/08

Glen MacDonald	Director	1,000,000 740,000 150,000	$0.40 $0.50 $0.90	02/14/08 10/24/06 03/08/07

Henry Giegrich	Director	200,000 150,000	$0.40 $0.25	01/21/05 11/18/05

Louise Davey	Consultant	75,000	$0.40	03/08/07

M. Sulinski	Consultant	65,000 35,000	$0.50 $0.50	04/11/05 10/24/06

Brian Game	Consultant	10,000 30,000	$0.50 $0.40	05/04/06 03/08/07

John Nicholson	Consultant	10,000 30,000	$0.50 $0.40	05/04/06 03/08/07

Barbara Kelly	Consultant	10,000 15,000	$0.50 $0.40	10/24/06 03/08/07

Per Hedblom	Consultant	450,000	$0.40	03/08/07

D. Weckstein & Company Inc.	Consultant	550,000	$0.25	01/07/09

-------------------------------------------------------------------------------

Total Stock Option Outstanding            8,282,000

______________________________________________________________________________

______________________________________________________________________________

Subsequent to the year end, the Company announced that it proposed to grant 2,695,000 stock options at an exercise price of $0.40 to directors, officers, employees and consultants as per the stock option plan. These options have yet to be granted or assigned to specific individuals, and the proposal is subject to approval by the TSX Venture Exchange.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company is aware of two persons/companies who beneficially owns 5% or more of the Registrant's voting securities.

Person/Company Glen J. Indra (1)	Number Held 6,763,500	% Outstanding 5.99%
RAB Capital (2)	14,750,000	5.39%

(1)Of these shares 3,182,000 represent currently exercisable share purchase options and 308,500 of these shares are held indirectly in the name of Florlynn Investments Ltd., a private company owned by Glen J. Indra.

(2)RAB Capital and Mr. William Philip Seymour Richards, Director, are considered to having voting control of these shares. Of the total, 7,375,000 represent currently exercisable share purchase warrants. The shares were acquired by way of purchase of 7,375,000 units in a Private Placement, with each unit consisting of one common share and one common share purchase warrant. The subscribers are RAB Special Situation L.P. (4,125,000 units), RAB Europe Fund Ltd. (1,500,000 units), RAB UK Fund Ltd. (711,200 units), HFR HE Europe Fundamental Master Trust (538,800 units) and Mr. William Philip Seymour Richards (500,000 units).

# based upon 109,777,475 common shares outstanding as of June 30, 2004.

No shareholders of the Company have different voting rights from any other shareholder.

7.A.2. Share Ownership by Country.

On 6/27/2004, the shareholders' list for the Registrant's common stock showed 131 registered shareholders and 109,777,475 shares outstanding.  45 of these shareholders are U.S. residents, owning 7,001,789 shares representing 6.38% of the issued and outstanding shares of common stock.  61 of these shareholders are Canadian residents, owning 79,716,483 shares representing 72.61% the issued and outstanding shares of common stock. 25 of these shareholders are residents of countries other than either the United States or Canada.  These shareholders own 23,059,203 shares representing 21.01% of the issued and outstanding shares.

The Registrant has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 2000 shareholders of its common stock.

The Registrant has an active market in the United States for its common shares.  The Registrant's common shares are registered to trade in the United States in the form of NASD’s OTC Bulletin Board under the symbol “SRFDF”. The Company’s shares are also registered to trade on the Frankfurt, Germany Stock Exchange’s XETRA Trading System; However, no active market has been established on the XETRA.

The Registrant has not declared any dividends for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Registrant is to retain future earnings for use in its operations and the expansion of its business.

7.A.3.  Control of Company.

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, ITEM #6.E., “Share Ownership”, and ITEM 7.A.1.a, “Holdings by Major Shareholders”.

7.A.4.  Change of Control of Company Arrangements.

            ---No Disclosure Necessary---

7.B.  Related Party Transactions

Amounts Owing to Senior Management/Directors

During the year, the Company had the following transactions with officers and directors and other Companies with which officers or directors are related:

Management fees in the amount of $48,000 (2003 - $48,000) to Florlynn Investments Ltd., a company 100% owned by Glen J. Indra, the President of the Company.

Consulting fees relating to exploration work on the Company’s property in the amount of $Nil (2003 - $36,000) paid to Robert Krause.

Sutcliff Resources Ltd., a Company of which Glen J. Indra is a Director owes the Company $Nil (2003 - $20,093).

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Loewen, Stronach & Co. Chartered Accountants, independent auditors, are included herein immediately preceding the financial statements.

8.A.7.  Legal/Arbitration Proceedings

None of the persons who were directors or officers of the Company, nor insiders of the Company, associates or affiliates of those persons has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, at any time during the Company’s last fiscal year.

8.B.  Significant Changes

Since the date of the audited financial statements of February 29, 2004, the Company completed the private placement of 18,749,703 common share units at a price of $0.40 per unit. Each unit consists of one common share and one common share purchase warrant exercisable at a price of $0.60 until March 12, 2006. Gross proceeds from the placement were $7,499,881.

Except as detailed above, no other significant changes have occurred since the date of the annual financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange (formerly the Canadian Venture Exchange), having the trading symbol "SRU" and CUSIP # 85528N103 and NASD’s OTC Bulletin Board in United States, having the trading symbol “SRFDF”. On January 21, 2004, the common shares of Starfield were admitted to the XETRA Trading System of the Frankfurt stock Exchange in Germany. However, no active trading market has yet been established through XETRA.

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

Table No. 8 lists the high and low sales prices on the TSX Venture Exchange (formerly the Canadian Venture Exchange) for the five most recent financial years, the three most recent financial years by quarter end and the most recent six months for the Company's common shares.

Table No. 8

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

______________________________________________________________________________

______________________________________________________________________________

	High	Low
Fiscal Year Ended 2/28/04	$0.49	$0.19
Fiscal Year Ended 2/28/03	$1.09	$0.30
Fiscal Year Ended 2/28/02	$1.14	$0.30
Fiscal Year Ended 2/28/01	$1.46	$0.42
Fiscal Year Ended 2/28/00	$0.93	$0.34

Quarter Ended 2/28/04	$0.49	$0.25
Quarter Ended 11/30/03	$0.28	$0.19
Quarter Ended 8/31/03	$0.32	$0.24
Quarter Ended 5/31/03	$0.38	$0.24

Quarter Ended 2/28/03	$0.46	$0.30
Quarter Ended 11/30/02	$0.57	$0.31
Quarter Ended 8/31/02	$0.81	$0.34
Quarter Ended 5/31/02	$1.09	$0.73

Quarter Ended 2/28/02	$1.14	$0.43
Quarter Ended 11/30/01	$0.68	$0.30
Quarter Ended 8/31/01	$0.69	$0.46
Quarter Ended 5/31/01	$0.73	$0.55

June 2004	$0.47	$0.35
May 2004	$0.54	$0.38
April 2004	$0.50	$0.44
March 2004	$0.57	$0.47
February 2004	$0.49	$0.35
January 2004	$0.40	$0.28

______________________________________________________________________________

______________________________________________________________________________

NASD Electronic Bulletin Board

Stock Trading Activity

US Dollars

______________________________________________________________________________

______________________________________________________________________________

	High	Low
Fiscal Year Ended 2/28/04	$0.37	$0.14
Fiscal Year Ended 2/28/03	$0.90	$0.18
Fiscal Year Ended 2/28/02	$0.77	$0.20
Fiscal Year Ended 2/28/01	$1.063	$0.28
Fiscal Year Ended 2/28/00	$0.42	$0.29

Quarter Ended 2/28/04	$0.37	$0.19
Quarter Ended 11/30/03	$0.19	$0.14
Quarter Ended 8/31/03	$0.24	$0.17
Quarter Ended 5/31/02	$0.26	$0.18

Quarter Ended 2/28/03	$0.30	$0.18
Quarter Ended 11/30/02	$0.36	$0.20
Quarter Ended 8/31/02	$0.53	$0.21
Quarter Ended 5/31/02	$0.90	$0.46

Quarter Ended 2/28/02	$0.77	$0.27
Quarter Ended 11/30/01	$0.48	$0.20
Quarter Ended 8/31/01	$0.55	$0.31
Quarter Ended 5/31/01	$0.48	$0.313

June 2004	$0.35	$0.24
May 2004	$0.39	$0.29
April 2004	$0.38	$0.31
March 2004	$0.44	$0.34
February 2004	$0.37	$0.27
January 2004	$0.31	$0.22

______________________________________________________________________________

______________________________________________________________________________

The Registrant's common shares are issued in registered form and the following information is from the Registrant's registrar and transfer agent, Computershare Investor Services Inc. of Canada (Formerly Montreal Trust Company), located in Calgary, Alberta, Canada.

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

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

As of 6/18/04 the Company has share purchase warrants outstanding pursuant to which up to an additional 47,569,213 common shares of the Company may be issued as follows:

Table No. 9

Share Purchase Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

Number of Warrants	Exercise Price	Expiry Date

296,250	$0.35	July 24, 2004
5,804,445	$0.45	October 4, 2004
1,000,000	$0.55	August 27, 2004
6,939,885	$0.45	March 19, 2005
5,525,000	$0.25	November 7, 2005
6,276,500	$0.25	December 31, 2005
1,477,430	$0.40	February 28, 2006
20,249,703	$0.60	March 12, 2006

Total Share purchase warrants Outstanding: 47,569,213

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

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia Canada.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital

The Company has an unlimited number of common shares authorized; an unlimited number of first preferred shares authorized; and, an unlimited number of second preferred shares authorized.  All of these shares have no par value.  To date, no first preferred shares and no second preferred shares have been issued.  As of 2/29/2004, the end of the Company’s most recent fiscal year, there were 88,715,272 common shares outstanding.  As of 6/30/2004, there were 109,777,475 common shares outstanding.

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

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common shares and warrants; and shares issued upon conversion of common share purchase warrants and options.

______________________________________________________________________________

______________________________________________________________________________

Date	Nature of Share Issuance	Number of Shares	Capital Raised

From inception to February 28, 1998		3,600,000	$226,172

Fiscal 1999:	Exercise of Stock Options Exercise of Warrants Private Placement & Public Offering For Property	278,000 250,000 4,400,000 100,000	$41,700 $37,500 $444,929 $20,000
Fiscal 2000:	Exercise of Stock Options Exercise of Warrants Special Warrants Conversion (net) For Property	867,000 1,870,000 1,720,500 4,250,000	$145,050 $762,000 $884,700 $1,700,000
Fiscal 2001	Exercise of Stock Options Exercise of Warrants Special Warrants Conversion (net)	914,000 3,314,000 4,014,000	$372,100 $1,443,650 $2,421,600
Fiscal 2002	Exercise of Stock Options Exercise of Warrants Special Warrants Conversion (net) Units Conversion (net)	1,055,300 2,176,667 1,490,000 17,922,638	$482,760 $1,201,749 $799,000 $8,226,577
Fiscal 2003	Exercise of Options Exercise of Warrants Units Conversion (net)	1,268,500 1,189,612 8,596,045	$543,040 $780,190 $3,045,044
Fiscal 2004	Exercise of Options Exercise of Warrants Units Conversion (net)	50,000 732,500 28,656,510	$12,500 $256,375 $6,778,688

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

United States Federal Income Tax Consequences

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, management have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.  RESERVED

ITEM 16A.  Audit Committee Financial Expert

At the time of filing this report, the Company has determined that Glen MacDonald serves as the audit committee financial expert.

ITEM 16B.  Code of Ethics

The Company does not currently have a code of ethics. However, management is studying the adaptation of such codes for the 2005 fiscal year.

ITEM 16C.  Principal Accountant Fees and Services

Loewen, Stronach & Co., Chartered Accountants, audited the Company’s financial statements for the years ended February 29, 2004 and February 28, 2003.

Loewen, Stronach & Co. received the following payments for its services in those years:

	Fiscal Year 2004	Fiscal Year 2003

Audit Services Fees	$19,766	$17,150
Other Accounting Services Fees	$17,112	$12,350
Tax Fees	$1,750	$1,750
Non-audit Services Fees	$8,518	$19,625

ITEM 16D.  Exemptions from the Listings Standards for Audit Committeees

   --- No Disclosure Necessary ---

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

       --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP.  The value of the U.S. Dollar in relation to the Canadian Dollar was 1.34 as of 2/29/2004.

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The auditors report, prepared by Loewen, Stronach & Co., Chartered Accountants, independent auditor, is included herein immediately preceding the financial statements.

Audited Financial Statements

Auditor's Report, dated June 25, 2004

Balance Sheet at 2/29/2004 and 2003

Statement of Loss and Deficit for the years ended 2/29/2004, 2/28/2003,  2/28/2002 and for the period April 22, 1994 (Inception) thru February 29, 2004.

Statement of Cash Flows for the years ended 2/29/2004, 2/28/2003, 2/28/2000 and for the period April 22, 1994 (Inception) thru February 29, 2004.

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
7. Explanation of calculation of Ratio – N/A
8. Diagram of Parent and Subsidiaries: N/A
9. Other Documents a. Notice of Annual and Special Meeting on 11/10/03 – Incorporated by reference to Form 20-F and Form 6-K’s
SIGNATURE PAGE

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starfield Resources Inc.

Registrant

Dated: June 30, 2004	Signed: /s/ Glen Indra
Glen Indra, President/Treasurer/Director

STARFIELD RESOURCES INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

LOEWEN, STRONACH & CO.

CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To The Shareholders of Starfield Resources Inc.:

We have audited the balance sheet of Starfield Resources Inc. (An Exploration Stage Company) as at February 29, 2004 and February 28, 2003 and the statements of loss and deficit and cash flows for the years ended February 29, 2004, February 28, 2003 and 2002.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at February 29, 2004 and February 28, 2003 and the results of its operations and cash flows for the years ended February 29, 2004, February 28, 2003 and 2002 in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to Note 13).

“Loewen, Stronach & Co.”

Chartered Accountants

Vancouver, BC, Canada

June 25, 2004

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as described in Note 1 (b) to the financial statements. Our report to the shareholders dated June 25, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Loewen, Stronach & Co.”

Chartered Accountants

Vancouver, BC, Canada

June 25, 2004

STARFIELD RESOURCES INC.

BALANCE SHEET

FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

	2004	2003
	$	$
ASSETS

CURRENT ASSETS
Cash	639,837	5,433
Accounts receivable	190,532	206,744
Refundable deposits	35,000	35,000
Prepaid expenses and deposits	163,819	1,050
	1,029,188	248,227
MINERAL PROPERTIES (Note 3)	24,381,058	21,326,644
EQUIPMENT (Note 4)	15,083	20,765
	25,425,329	21,595,636

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	557,380	1,253,342
Large corporate capital tax payable	-	35,186
Current portion of obligation under capital leases	-	4,852
Loans payable (Note 5)	904,000	299,000
	1,461,380	1,592,380

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	30,625,324	24,989,811
CONTRIBUTED SURPLUS (Note 7)	606,618	558,074
DEFICIT	(7,267,993)	(5,544,629)
	23,963,949	20,003,256
	25,425,329	21,595,636

APPROVED BY THE DIRECTORS:

“Glen Indra” .
Glen Indra, Director
“Glen MacDonald” .
Glen MacDonald, Director

See accompanying notes to financial statements

STARFIELD RESOURCES INC.

STATEMENT OF LOSS AND DEFICIT

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

	April 22 1994 (Inception) to February 29,2004	2004 $	2003 $	2002 $

EXPENSES
Consulting fees	1,189,985	295,303	224,673	320,638
Travel and conferences	1,162,539	368,940	359,379	247,932
Rent and office services	871,043	284,349	189,410	162,710
Accounting and legal	629,516	112,211	97,304	115,414
Stock-based compensation	607,358	49,284	558,074	-
Advertising and promotion	513,874	84,815	100,214	158,625
Transfer and regulatory fees	353,775	81,889	73,633	73,750
Computer	337,625	69,909	75,791	109,944
Office	306,217	48,471	64,272	62,575
Investor relations	266,581	93,561	43,000	36,000
Management fees	258,000	48,000	48,000	48,000
Interest and bank charges	231,659	150,138	59,642	(2,765)
Telephone	99,071	16,942	16,726	18,426
Amortization	46,883	5,682	7,924	16,057
Office equipment rent	32,514	13,356	19,158	-
Interest on obligation under capital leases	29,294	1,055	5,563	13,053
Business and property evaluations	28,353	-	-	-
Loss on disposition of capital assets	5,096	-	5,096	-
Interest income	(7,586)	(541)	(309)	(2,814)
LOSS BEFORE THE FOLLOWING:	6,961,797	1,723,364	1,947,550	1,377,545
Write-off of mineral claims	271,010	-	-	-
LOSS BEFORE INCOME TAXES	7,232,807	1,723,364	1,947,550	1,377,545
Large corporate capital tax	35,186	-	22,507	12,679
LOSS	7,267,993	1,723,364	1,970,057	1,390,224
DEFICIT – BEGINNING	-	5,544,629	3,574,572	2,184,348

DEFICIT – ENDING	7,267,993	7,267,993	5,544,629	3,574,572

LOSS PER SHARE		0.0245	0.0379	0.0393

See accompanying notes to financial statements

STARFIELD RESOURCES INC.

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

	April 22 1994 (Inception) to February 29, 2004	2004 $	2003 $	2002 $
OPERATING ACTIVITIES
Loss	(7,267,993)	(1,723,364)	(1,970,057)	(1,390,224)
Add non cash items:
Stock-based compensation	607,358	49,284	558,074	-
Amortization	46,883	5,682	7,924	16,057
Loss on disposition of capital assets	5,096	-	5,096	-
Write-off mineral claims	271,010	-	-	-
	(6,337,646)	(1,668,398)	(1,398,963)	(1,374,167)
Cash provided by changes in non-cash working capital items:
Accounts receivable	(190,531)	16,212	(184,317)	40,565
Refundable deposits	(35,000)	-	-	(35,000)
Prepaid expenses and deposits	(163,819)	(162,769)	56,195	52,755
Accounts payable and accrued liabilities	557,380	(695,962)	971,494	(528,092)
Large corporate capital tax payable	-	(35,186)	22,507	12,679
	(6,169,616)	(2,546,103)	(533,084)	(1,831,260)
INVESTING ACTIVITIES
Mineral properties	(22,952,068)	(3,054,414)	(6,506,070)	(5,683,958)
Acquisition of equipment	(22,019)	-	-	(3,000)
	(22,974,087)	(3,054,414)	(6,506,070)	(5,686,958)
FINANCING ACTIVITIES
Repayment of capital leases obligation	(45,044)	(4,852)	(7,483)	(15,683)
Loans payable (repayments)	904,000	605,000	299,000	-
Issuance of shares, units and special warrants, net of issue costs	28,924,584	5,634,773	5,780,324	8,066,158
	29,783,540	6,234,921	6,071,841	8,050,475
INCREASE IN CASH	639,837	634,404	(967,313)	532,257
CASH – beginning	-	5,433	972,746	440,489
CASH – ending	639,837	639,837	5,433	972,746

Notes to statement of cash flow:

1)

Interest and income taxes paid

Interest paid

Income taxes paid

2)

Non-cash financing and investing activities:

Issuance of capital stock for finder fees

Capital asset disposed of for amount equal to capital lease liability

Share capital from contributed surplus for exercise of share purchase options

253,908 35,186 46,150 16,346 740	151,193 35,186 12,800 - 740	64,896 - 33,350 16,346 -	10,288 - - - -

See accompanying notes to financial statements

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(Exploration Stage Company)

(Presented in Canadian Dollars)

Note 1

OPERATIONS

a)

Incorporation

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its activity is engaged in the exploration and development of mineral properties.

b) Going Concern

These financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

c)  Nature of Operations

The Company is in the process of exploring certain mineral properties.  The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production.  Currently, the Company has no producing mineral properties.  The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and purchase warrants, through private placements and underwritings and short-term loans.

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

b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. Actual results will likely differ from those estimates.

c)

Restricted cash

Since 1999, the Company has raised a total of $10,883,869 in proceeds from the private placement of flow-through shares. These proceeds could only be used on exploration of Canadian mineral properties and the tax benefits flow-through to the subscribers. As of February 29, 2004, all such proceeds raised had been spent.

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE - 2 -

Note 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)

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

The Company’s future policy for subsequent years will be in accordance with Emerging Issues Committee abstract (EIC 146) effective March 19, 2004, on the treatment of future income tax assets and liabilities resulting from the issuance of flow-through shares and renunciation of qualifying expenditures. Under the abstract, future income tax liabilities resulting from the renunciation of qualified mineral expenditures will be recorded as a reduction in share capital. Any corresponding future income tax benefits resulting from the utilization of prior year losses to offset the timing difference, arising from the renunciations, will be reflected as part of the Company’s operating results in the year the expenses are renounced.

e)

Mineral Properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold or abandoned. Costs of abandoned properties are written off to operations. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

The costs capitalized do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

f)

Equipment and Amortization

Equipment is recorded at cost with amortization provided a diminishing balance as follows:

Computers

30%

Office equipment

20%

In the year of acquisition only one-half the normal rate is applied.

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE - 3 -

Note 2

SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

g)

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

h)

Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of shares outstanding during the year. All outstanding options, purchase warrants and units are anti-dilutive, and therefore have no effect on the determination of loss per share.

i)

Stock-based Compensation Plans

The Company uses the fair value based method. The method defines the value of stock-based compensation plan as the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value as the value of the potential increases to the plan holder at any given time. The estimated time value is amortized based on the vesting period by crediting to contributed surplus and recognized in income as stock-based compensation. The contributed surplus balance is reversed and credited to share capital when the options granted are exercised.

j)

Translation of Foreign Currencies

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

*

Current assets and current liabilities at exchange rates at the end of the year;

*

Other assets at historical rates;

*

Revenues and expenses at the average rate of exchange for the month incurred.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 4 –

Note 3

MINERAL PROPERTIES

	2004 $	2003 $
Ferguson Lake Claims (1)
Property acquisition deposit	75,000	75,000
Treasury shares issued	1,700,000	1,700,000
Annual advance royalty	150,000	125,000
Exploration work (3)	22,451,058	19,426,644
	24,376,058	21,326,644

Starfield / Wyn Ferguson Lake project (2)
Annual advance royalty	5,000	-

Total mineral properties costs	24,381,058	21,326,644

(1)  Ferguson Lake claims:

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the 3% net smelter royalty NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

(2)  Starfield / Wyn Ferguson Lake project:

On November 8, 2002 (as amended May 6, 2003 and December 3, 2003), Wyn Developments  Inc.  (“Wyn”) entered into an option agreement with Hunter Exploration Group (“Hunter”). Hunter is the recorded and/or beneficial owner of an undivided 100% interest in and to five separate claims located in the Ferguson Lake area, Nunavut Territory. Wyn can earn an undivided 100% interest in the property in consideration of the issuance of 1,100,000 units to Hunter, and the expenditure of $1,000,000 over four years on exploration and development on the property and the payment of advance royalty payments.

In July 2003, the Company signed an option agreement with Wyn whereby the Company can earn a 50% interest in the 5 separate claims consisting of approximately 5,165 hectares that are contiguous to the Eastern and Western boundaries of the existing Ferguson Lake claims property. Under the terms of agreement, the Company must expend $500,000, one-half of the total commitment, in expenditure over the next three years and the Company must contribute an additional $75,000 for exploration in year 2004. In addition, the Company must pay $15,000 and $10,000 advance royalties on July 1, 2004 and July 1, 2005 respectively. The exploration expenditures required to be made are as follows:

Year	Wyn	Starfield	Total

2002	$ 12,285	$ Nil	$ 12,285
2003	50,000	Nil	50,000
2004	137,715	200,000	337,715
2005	300,000	300,000	600,000

Totals	$ 500,000	$ 500,000	$ 1,000,000

Upon completion of the above option payments, the Company will have earned a 50% interest in the project. The Company will also have the right to purchase 50% of Wyn’s right to buy back 1% of the NSR for the sum of $500,000. The Company will also have the right to purchase 50% of Wyn’s right to buy back 1% of the Gross Over-Riding Return for the sum of $500,000.

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 5 –

Note 3

MINERAL PROPERTIES (continued)

 (3)  Deferred Exploration Work breakdown:

	2004 $	2003 $
Balance – beginning	19,426,644	12,945,574

• Personnel	1,617,134	1,538,245
• Air support including helicopter moves	638,186	1,861,349
• Diamond drilling	255,336	1,963,986
• Camp support costs including fuel requirements	213,358	733,107
• Analytical and geophysical services	206,741	286,189
• Mobilization and demobilization	93,659	98,194
	3,024,414	6,481,070
Balance – ending	22,451,058	19,426,644

Note 4

EQUIPMENT

	2004			2003
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $
Computers (1)	36,721	26,014	10,707	3,157
Office equipment (1)	9,461	5,085	4,376	3,824
Computers under capital lease (1)	-	-	-	12,138
Office equipment under capital lease (1)	-	-	-	1,646
	46,182	31,099	15,083	20,765

(1) During the year, the Company paid out its capital leases, as a result, all computers and office equipment under capital leases were reclassified to computers and office equipment.

Note 5

LOANS PAYABLE

The Company obtained numerous unsecured short-term loans to finance its operations. All loans are repayable within a year, bearing interest at varying rates. During the year, the Company paid a total of $136,626 (2003 - $50,062) interest for its short-term loans at average interest rate at 20% per annum.

Note 6

FUTURE INCOME TAXES

The Canadian Income Tax legislation allows the Company to issue flow-through shares to investors whereby the deductions for tax purposes related to exploration expenditures may be claimed by the investors and not by the Company. When the expenditures are recorded as assets, as mineral properties for the Company, the carrying value may exceed the tax basis as a result of the Company renouncing the deductions to the investors. The cost of future income taxes related to the resulting temporary difference is recorded as a cost of issuing the securities to the investors when the expenditures are renounced.

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 6 –

Note 6

FUTURE INCOME TAXES (continued)

The Company renounced a total of $10,883,869 to flow-through shares investors since its inception. As of February 29, 2004, the Company has not earned revenues and is considered to be in the exploration stage. Future income tax liability on flow-through shares renounced are offset by future income tax assets. There were no future income taxes recognized on the statements.

	2004	2003

Statutory income tax rate	35.79%	37.79%

Total future income tax assets:
Non-capital losses carried-forward	6,350,314	4,580,645
Cumulative Canadian exploration expenses	11,823,203	10,855,249
Cumulative Canadian development expenses	1,970,000	1,940,000
Other	1,837,683	1,475,555
	21,981,200	18,851,449
Valuation allowance	(11,097,814)	(10,024,040)
	10,883,386	8,827,409

Total future income tax liabilities:
Flow-through expenditures renounced
Balance, beginning	8,827,409	5,922,979
Addition during the year	2,056,460	2,904,430
Balance, ending	10,883,386	8,827,409
Future income taxes assets (liabilities)	-	-

Note 7

SHARE CAPITAL

	2004 $	2003 $
Authorized:
Unlimited number of common voting shares without nominal or par value
Unlimited number of First Preferred Shares
Unlimited number of Second Preferred Shares
Issued and fully paid:
88,715,272 Common shares (2003 – 59,276,262)	30,625,324	23,577,761

Obligation to issue shares:
Units (1)	-	1,412,050
	30,625,324	24,989,811

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 7 –

Note 7

SHARE CAPITAL (continued)

During the year issued share capital increased as follows:

Common Shares	Private Placement Units	Total

	#	$	#	$	$
	48,222,105	19,209,487	-	-	19,209,487
February 28, 2002

Subscribed for cash
– Private placements units – net of finder fees (2)	-	-	41,100	20,500	20,500
• December 28, 2001 private placement	-	-	7,526,194	2,724,062	2,724,062
• August 02, 2002 private placement	-	-	1,028,750	300,482	300,482
• December 21, 2002 private placement	-	-	4,554,445	1,412,050	1,412,050
• January 24, 2003 private placement	1,268,500	543,040	-	-	543,040
– Exercise of share purchase options	1,189,613	780,190	-	-	780,190
– Exercise of share purchase warrants	2,458,113	1,323,230	13,150,489	4,457,094	5,780,324
Total before non-cash transactions

Non-cash transactions
– Units conversion (1)	41,100	20,500	(41,100)	(20,500)	-
• December 28, 2001 private placement	7,526,194	2,724,062	(7,526,194)	(2,724,062)	-
• August 02, 2002 private placement	1,028,750	300,482	(1,028,750)	(300,482)	-
• December 21, 2002 private placement	8,596,044	3,045,044	(8,596,044)	(3,045,044)	-

	59,276,262	23,577,761	4,554,445	1,412,050	24,989,811
February 28, 2003

Subscribed for cash
– Private placements units – net of finder fees (2)	-	-	1,250,000	437,500	437,500
• January 24, 2003 private placement	-	-	7,139,885	1,939,162	1,939,162
• June 18, 2003 private placement	-	-	7,250,000	1,332,875	1,332,875
• October 15, 2003 private placement	-	-	6,984,750	1,257,455	1,257,455
• November 28, 2003 private placement	-	-	1,477,430	398,906	398,906
• December 10, 2003 private placement	50,000	12,500	-	-	12,500
– Exercise of share purchase options	732,500	256,375	-	-	256,375
– Exercise of share purchase warrants	782,500	268,875	24,102,065	5,365,898	5,634,773
	60,058,762	23,846,636	28,656,510	6,777,948	30,624,584
Total before non-cash transactions

Non-cash transactions	-	740	-	-	740
– Reclassify part of contributed surplus due to exercise of stock options
– Units conversion (1)	5,804,445	1,849,550	(5,804,445)	(1,849,550)	-
• January 24, 2003 private placement	7,139,885	1,939,162	(7,139,885)	(1,939,162)	-
• June 18, 2003 private placement	7,250,000	1,332,875	(7,250,000)	(1,332,875)	-
• October 15, 2003 private placement	6,984,750	1,257,455	(6,984,750)	(1,257,455)	-
• November 28, 2003 private placement	1,477,430	398,906	(1,477,430)	(398,906)	-
• December 10, 2003 private placement	28,656,510	6,778,688	(28,656,510)	(6,777,948)	-
	88,715,272	30,625,324	-	-	30,625,324
February 29, 2004

(1)  The Company signed irrevocable agreements and received funds from unit subscribers whereby it had an obligation to issue common shares and purchase warrants to the subscribers without additional cash consideration when the subscribers converted their units.

(2)  7,804,665 (2003 - 7,545,450) of the shares are flow-through shares whereby the company renounced $2,056,460 (2003 - $2,904,430) in exploration expenses, transferring the income tax deduction to the shareholders.

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 8 –

Note 7

SHARE CAPITAL (continued)

There were no shares held or released from escrow during the year.

a)

Options

The Company has a fixed stock option plan pursuant to the TSX Venture Exchange policy which permits the issuance of options of up to 10% of the Company’s issued share capital. Stock options outstanding:

Date of Grant	Price	Balance Feb. 28 2003	Granted	Exercised	Cancelled	Balance Feb. 29 2004	Expiration date

May 4, 1999	$0.50	88,000	-	-	-	88,000	(1)May 4, 2004
Nov 19, 1999	$0.40	100,000	-	-	100,000	-	Nov 19, 2004
Jan 21, 2000	$0.40	200,000	-	-	-	200,000	Jan 21, 2005
Apr 10, 2000	$0.50	65,000	-	-	-	65,000	Apr 10, 2005
May 4, 2001	$0.50	632,000	-	-	-	632,000	May 4, 2006
Oct 24, 2001	$0.50	1,250,000	-	-	465,000	785,000	Oct 24, 2006
Mar 8, 2002	$0.40	800,000	-	-	200,000	600,000	Mar 8, 2007
Mar 8, 2002	$0.90	450,000	-	-	-	450,000	Mar 8, 2007
Feb 14, 2003	$0.40	2,340,000	-		-	2,340,000	Feb 14, 2008
Nov 18, 2003	$0.25	-	2,780,000	50,000	-	2,730,000	Nov 18, 2008
Jan 7, 2004	$0.25	-	550,000	-	-	550,000	Jan 7, 2009

		5,925,000	3,330,000	50,000	765,000	8,440,000

(1)  See subsequent events note 12 b.

a)

Warrants

Share purchase warrants outstanding:

Date of Private Placement renounced	Price	Balance Feb. 28 2003	Granted	Exercised	Expired	Balance Feb 29 2004	Expiration date

Oct 11, 2001	$0.60	2,246,862	-	-	2,246,862	-	Apr 11, 2003
Dec 28, 2001	$0.55	101,250	-	-	101,250	-	Jun 28, 2003
Aug 27, 2001	$0.55	2,401,000	-	-	2,401,000	-	Aug 27, 2003
Aug 1, 2002	$0.75	7,151,195	-	-	7,151,195	-	Oct 23, 2003
Dec 28, 2001	$0.75	3,000,000	-	-	3,000,000	-	Dec 28, 2003
Aug 1, 2002	$0.50	375,000	-	-	375,000	-	Feb 1, 2004
Dec 31, 2002	$0.35	1,028,750	-	732,500	-	296,250	Jul 24, 2004
Aug 27, 2001	$0.55	1,000,000	-	-	-	1,000,000	Aug 27, 2004
Jan 24, 2003	$0.45	-	5,804,445	-	-	5,804,445	Oct 4, 2004
June 18, 2003	$0.45	-	7,139,885	-	-	7,139,885	Mar 19, 2005
Oct 15, 2003	$0.25	-	6,075,000	-	-	6,075,000	Nov 07, 2005
Nov 28, 2003	$0.25	-	6,339,000	-	-	6,339,000	Dec 31, 2005
Dec 10, 2003	$0.40	-	1,477,430	-	-	1,477,430	Feb 28, 2006

		17,304,057	26,835,760	732,500	15,275,307	28,132,010

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 9 –

Note 7

SHARE CAPITAL (continued)

c)   Stock based compensation plans

The Company is using fair value based method to measure stock based compensation. Under this method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

Since January 1, 2002, the Company has granted 6,920,000 share purchase options to employees and non-employees as follows:

Date of Grant	Price	Balance February 28 2003	Granted	Exercised	Balance February 29 2004	Expiration date	Stock-based Compensation Calculated	Sub-total For each year $

Mar 8, 2002	$0.40	800,000	-	-	800,000	Mar 8, 2007	$430,400
Mar 8, 2002	$0.90	450,000	-	-	450,000	Mar 8, 2007	$38,520
Feb 14, 2003	$0.40	2,340,000	-	-	2,340,000	Feb 14, 2008	$89,154	$558,074

Nov 18, 2003	$0.25	-	2,780,000	50,000	2,730,000	Nov 18, 2008	$41,144
Jan 7, 2004	$0.25	-	550,000	-	550,000	Jan 7, 2009	$8,140	$49,284

		3,590,000	3,330,000	50,000	6,870,000		$607,358

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

Section 3870 of the CICA handbook requires that the total amount of compensation cost recognized for an award of stock-based compensation is based on the number of stock options that are eventually vested. As all stock options granted are immediately exercisable, the related compensation cost of $49,284 (2003 - $558,074) is recognized in the income statement, and the offsetting entry is to shareholders’ equity as contribution surplus.

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 10 –

Note 7

SHARE CAPITAL (continued)

d)   Contributed Surplus

	2004 $	2003 $
Balance – beginning	558,074	-
• Stock options – granted and vested	49,284	558,074
• Stock options – exercised	(740)	-
	48,544	558,074
Balance – ending	606,618	558,074

Note 8

RELATED PARTY TRANSACTIONS

During the year, the Company had the following transactions with officers and directors and other Companies with which officers or directors are related:

	2004 $	2003 $

Exploration costs: Consulting fees	-	36,000
Due from related party	-	20,093

Expenses: Management fees	48,000	48,000

Note 9

EXPLORATION AND DEVELOPMENT EXPENDITURES AND ACCUMULATED LOSSES

Under the current Canadian Income Tax Act, a Canadian entity in exploration and mining industries can accumulate its resources related exploration and development expenses, carry them forward indefinitely and use them to reduce taxable income in the future.

As of February 29, 2004, the Company has Cumulative Canadian Exploration expenses (CCEE) of $11,823,203 (2002 - $10,855,249) and Cumulative Development expenses (CCDE) of $1,970,000 (2003 - $1,940,000) that can be used to reduce exploration and development taxable income in the future.

The Company has accumulated losses for Canadian income tax purposes of $6,350,314 which may be carried forward and used to reduce taxable income in future years.  Under present tax legislation, these losses will expire as follows:

$
2005	34,542
2006	283,644
2007	435,037
2008	835,202
2009	1,577,844
2010	1,379,073
2011	1,804,972
6,350,314

The Company has renounced a total $10,883,869 ($2,056,460 in 2004) of exploration expenses in favour of the investors.

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 11 –

Note 10

LEASE OBLIGATIONS

a)

The Company leases its head office under an agreement expiring October 31, 2005. Minimum annual rents are $34,304 plus a proportionate share of the property taxes and operating expenses. The total minimum obligation under this lease over the next three years is as follows:

$
Year
- 2005	34,304
- 2006	22,869

b)

The Company rents its Ferguson Lake Camp Lodge under an agreement expiring March 30, 2007. Minimum annual rents are $42,672 plus related taxes. The minimum obligation under this lease over the next five years is as follows:

$
Year
- 2004	42,672
- 2005	42,672
- 2006	42,672
- 2007	42,672
- 2008	3,556

c)

The Company rents its office copier under a 48-month operating lease expiring February 2006. Minimum annual lease payments are $11,052. The minimum obligation under this lease over the next two years is as follows:

$
Year
- 2005	11,052
- 2006	11,052

Note 11

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, refundable deposits and accounts payable and accrued liabilities, and loans payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 12 –

Note 12

SUBSEQUENT EVENTS

a)

The Company raised $7,499,881 between March and May 2004 through issuance of 18,749,703 non flow -through private placement units at $0.40 each announced in March 2004. Each unit is comprised of one common share and a share purchase warrant; each purchase warrant together with $0.60 entitles the holder to purchase a further share for a period of twenty-four months. The Company paid finders fees totalling $749,998 of which $600,000 was paid by 1,500,000 units in lieu of cash.

b)

In April 2004, the Company signed an addendum to the Starfield / Wyn option agreement to the jointly staked Yath-1-5 claims, under an area of mutual agreement to cover of magnetic anomalies possibly associated with extensions to the Ferguson Lake mineral district. The new properties are held on a 50-50 basis.

c)

In April 2004, the Company received $90,000 pursuant to the exercise of 200,000 share purchase warrants at $0.45 each.

d)

In April 2004, the Company received $12,500 pursuant to the exercise of 50,000 share purchase warrants at $0.25 each.

e)

In May 2004, the Company received $15,625 pursuant to the exercise of 62,500 share purchase warrants at $0.25 each.

f)

In May 2004, the Company received $125,000 pursuant to the exercise of 500,000 share purchase warrants at $0.25 each.

g)

In May 2004, 88,000 May 4, 2004 options @$0.50 each lapsed.

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

Loan Forgiveness

Under US GAAP, a forgiven loan is classified as an extraordinary item after income from continuing operations.

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 13 –

NOTE 13

UNITED STATES ACCOUNTING PRINCIPLES (continued)

Loan payable

Under US GAAP, in the absence of an established interest rate, the present value of the loan is determined by discounting the loan using an imputed rate of interest.  The imputed interest rate used is one that approximates the rate that an independent borrower and lender would have negotiated in a similar transaction.Any difference between the face amount of the loan and its present value is accounted for as a discount or premium and amortized over the term of the loan.

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

The following summarizes the balance sheet items with material variations under US GAAP:

	2004 $	2003 $
Mineral property	-	-
Share capital	33,718,248	28,082,735
Additional paid-in capital	771,118	722,574
Deficit	(34,906,475)	(30,128,697)

The following table summarizes the effect on loss of differences between CDN GAAP and US GAAP:

	April 22 1994 (Inception) to February 29,2004	2004 $	2003 $	2002 $
Loss under CDN GAAP	(7,267,993)	(1,723,364)	(1,970,057)	(1,390,224)
US GAAP material adjustments: * Write-off of mineral property expenditures	(22,952,068)	(3,054,414)	(6,506,070)	(5,683,958)
* Shares for mineral property	(1,700,000)	-	-	-
* Reversal of mineral property write-off	271,010	-	-	-
* Deposit and advances receivable adjustment	(120,000)	-	-	-
* Compensation expense:
- Management services	(45,500)	-	-	-
- escrow share release	(3,092,924)	-	-	(729,584)
* Interest expense on related party debt	(11,384)	-	-	-
* Loan forgiveness	12,384	-	-	-
Net loss under US GAAP	(34,906,475)	(4,777,778)	(8,476,127)	(7,803,766)
Loss per share under US GAAP		0.0680	0.1632	0.2206
Weighted average number of shares under US GAAP		70,241,100	51,906,222	35,370,271

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 14 –

NOTE 13      UNITED STATES ACCOUNTING PRINCIPLES (continued)

The following table summarizes the effect on shareholders’ equity (deficiency) after considering the US GAAP adjustments:

	Share Capital $	Additional paid-in Capital $	Accumulated Deficit $	Total Shareholders’ equity (Deficiency) $

Balance – February 28, 2001	13,506,669	164,500	(13,848,804)	(177,635)

Share capital issued under CDN GAAP	7,444,977	-	-	7,444,977
Loss under CDN GAAP	-	-	(1,390,224)	(1,390,224)
US GAAP material adjustments:
• Premium of escrow shares released	729,584	-	(729,584)	-
• Mineral property write-off	-	-	(5,683,958)	(5,683,958)
Balance – February 28, 2002	21,681,230	164,500	(21,652,570)	193,160
Share capital issued under CDN GAAP	6,401,505	-	-	6,401,505
Contributed surplus under CDN GAAP	-	558,074	-	558,074
Loss under CDN GAAP	-	-	(1,970,057)	(1,970,057)
US GAAP material adjustments:
• Mineral property write-off	-	-	(6,506,070)	(6,506,070)
Balance – February 28, 2003	28,082,735	722,574	(30,128,697)	(1,323,388)

Share capital issued under CDN GAAP	5,635,513	-	-	5,635,513
Contributed surplus under CDN GAAP	-	48,544	-	48,544
Net loss under CDN GAAP	-	-	(1,723,364)	(1,723,364)
US GAAP material adjustments:
• Mineral property write-off	-	-	(3,054,414)	(3,054,414)
Balance – February 29, 2004	33,718,248	771,118	(34,906,475)	(417,109)

New Accounting Standards

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. Recently issued accounting standards are summarized as follows:

U.S. Standards

In January 2003, the FASB issued Interpretation No. (‘‘FIN’’) 46 – ‘‘Consolidation of Variable Interest Entities’’ (‘‘FIN 46’’). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 – Consolidated Financial Statements to those entities defined as ‘‘Variable Interest Entities’’ (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a ‘‘controlling financial interest’’ or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The Company does not expect that adoption of FIN 46 will have a material impact on its results from operations or financial position.

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 15 –

NOTE 13      UNITED STATES ACCOUNTING PRINCIPLES (continued)

U.S. Standards (continued)

In April 2003, the FASB issued SFAS 149, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The amendments are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The Company does not expect that adoption of SFAS 149 will have a material impact on its results from operations or financial position.

In May 2003, the FASB issued SFAS 150, which aims to eliminate diversity in practice by requiring that mandatorily redeemable instruments, forward purchase contracts, and certain financial instruments that include an obligation that (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a "monetary value" at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer's equity shares), or (c) varies inversely with the fair value of the equity shares (e.g., a written put option) be reported as liabilities. The provisions of SFAS 150, which also include a number of new disclosure requirements, are effective for (1) instruments entered into or modified after May 31, 2003 and (2) pre-existing instruments as of the beginning of the first interim period that commences after June 15, 2003. The Company does not expect that adoption of SFAS 150 will have a material impact on its results from operations or financial position.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104 “ Revenue Recognition”, which codifies, revises and rescinds certain sections of SAB 101, “revenue Recognition”, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Company does not expect that adoption of SAB 104 will have a material impact on its results from operations or financial position.

In March 2004, the SEC issued Staff Accounting Bulletin (SAB) No. 105 “Loan Commitments Accounted for as Derivative Instruments”, which summarizes the views of the SEC staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. SAB 105 must be applied to loan commitments entered into after March 31, 2004. The Company does not expect that adoption of SAB 105 will have a material impact on its results from operations or financial position.

In March 2004, the PCAOB approved an auditing standard that addresses both the work required to audit internal controls over financial reporting and the relationship between that audit and the audit of financial statements. Auditing standard No. 1 is effective for audits of companies on May 15, 2004.

Canadian Standards

In November 2002 and June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13 Hedging Relationships (AcG-13), which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented, and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. AcG-13 is applicable for fiscal years beginning on or after April 1, 2004. The Company does not expect that adoption of AcG-13 will have a material impact on its results from operations or financial position.

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 16 –

NOTE 13      UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)  New Accounting Standards (continued)

Canadian Standards (continued)

In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 14 Disclosure of Guarantees (AcG-14), which is generally consistent with the disclosure requirements in FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, except it does not apply to product warranties. It requires entities to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The Guideline is applicable to annual and interim periods beginning on or after January 1,2003. The Company does not expect that adoption of AcG-14 will have a material impact on its results from operations or financial position.

In July 2003, the CICA issued new Handbook Sections 1100, Generally Accepted Accounting Principles, and 1400 General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources, and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation. The Company does not expect any significant impact on its financial statements with the adoption on March 1, 2004 of these new Sections.

In December 2003, new disclosure requirements fro pensions and other employee future benefits were issued. The new required disclosure include items such as a narrative description of each type of plan, the measurement date of the plan asset and liability, the effective date of the last actuarial evaluation, and the details of the plan asset by major category.  As the Company does not have such plans; therefore, it does not expect that adoption of the new disclosure requirements have a material impact on its results from operations or financial position.

In March 2004, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15 Consolidation of Variable Interest Entities (AcG-15), in harmonized with FASB Interpretation No. 46, with the same title, to provide guidance for applying the principles in Subsidiaries, Section 1590, to certain special-purpose entities. The consolidation requirement in the Guideline will be effective for all annual and interim periods beginning on or after November 1, 2004. The Company does not expect that adoption of AcG-15 will have a material impact on its results from operations or financial position.

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issues Committee Abstract, EIC-146 Flow-Through Shares, which required that the future income tax liability should be recognized, and the shareholders’ equity reduced, on the date that the company renounces the flow-through shares tax credits associated with the expenditures. In addition, the Committee noted that the benefits of the loss carryforward to be recognized would have been recognized as a reduction of income tax expense included in the determination of net income or loss in the period incurred, except for the failure to meet the requirement of the “more likely than not” test. The Committee reached a consensus that entities should apply the accounting treatment initiated after the date of issue of the Abstract. The Company is going to apply the recommendation from March 19, 2004.

#