Form 20-F
period 2005-02-28
STARFIELD RESOURCES INC
filed 2005-08-31
CIK 1074795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2005

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                            123,584,856

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes XXX   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 80

STARFIELD RESOURCES INC.

FORM 20-F ANNUAL REPORT

INTRODUCTION

Starfield Resources Inc. is organized under the laws of Alberta, Canada.  In this Annual Report, the “Company”, “Registrant”, "we", "our", and "Starfield", refer to Starfield Resources Inc. (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 420-625 Howe Street, Vancouver, British Columbia, Canada  V6C 2T6; our telephone number is 604-608-0400.

BUSINESS OF STARFIELD RESOURCES INC.

Starfield Resources Inc. (the “Company") is a mineral company engaged directly in the exploration of mineral properties.  The Company’s primary property is the exploration stage Ferguson Lake Property located in the Nunavut Territory, Canada.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report constitute “forward-looking statements” principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects". Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the risks associated with outstanding litigation, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 7/1/2005 the names of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected/Appointed

Glen Indra	57	November, 1997
Glen MacDonald (1) (2) (3)	56	November 1997
Robert Maddigan (1) (2)	41	November 2003
Henry M. Giegerich (2) (3)	74	January, 2000
Ross Glanville (1) (3)	58	August, 2004

(1)

Members of the Audit Committee of the Board of Directors.

(2)

Members of the Compensation Committee of the Board of Directors.

(3)

Members of the Corporate Governance and Nominating Committee.

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 7/1/2005, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Position	Date of Appointment

Glen J. Indra	57	President	November 1997
Ming Wong	58	Secretary	March 2005
Glen MacDonald	56	Chief Financial Officer	March 2004

______________________________________________________________________________

______________________________________________________________________________

Glen Indra’s business functions, as President of the Company, include leading the search for businesses opportunities, strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to Board of Directors.  The President shall be the Chief Executive Officer and, subject to the authority of the Board, shall have general supervision of the business of the Company, and shall have other powers and duties as the Board may specify.  Mr. Wong’s business functions, as Corporate Secretary, include financial and corporate administrative matters.  He shall give or cause to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board, and shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose.  Mr. MacDonald’s business functions as Treasurer include keeping proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping and the disbursement of the funds of the Company.  He shall render to the Board whenever required an account of all his transaction as treasurer and of the financial position of the Company, and shall have such powers and duties as the Board may specify.

1.C.  Auditors

The Company’s auditors for its financial statements for each of the preceding three years has been Loewen, Stronach & Co., Chartered Accountants, Vancouver, British Columbia.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2005, 2004, and 2003, as well as for fiscal 2002 and 2001, was derived from the financial statements of the Company. Loewen, Stronach & Co., Chartered Accountants, independent auditors, audited the financial statements for Fiscal 2005, Fiscal 2004, and Fiscal 2003 as indicated in their report, which is included elsewhere in this Annual Report.

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

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	2/28/05	2/29/04	2/28/03	2/28/02	2/28/01

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($1,921)	($1,723)	($1,970)	($1,390)	($899)
Earnings (Loss) Per Share	($0.02)	($0.02)	($0.04)	($0.04)	($0.04)

Net Income (Loss) US GAAP	($11,830)	($4,778)	($8,476)	($7,804)	($8,132)
EPS (Loss) US GAAP	($0.11)	($0.07)	($0.16)	($0.22)	($0.38)
Wtg.Avg.No.Shares US GAAP	108,333	70,241	51,906	35,370	21,346

Dividends Per Share	$0	$0	$0	$0	$0
Dividends Per Share (US GAAP)	$0	$0	$0	$0	$0
Wtg.Avg.No.Shares Cdn GAAP	108,333	70,241	51,906	35,370	25,290

Working Capital	$839	($432)	($1,344)	$777	($212)
Resource Properties	$34,051	$24,381	$21,327	$14,821	$9,137
Long Term Debt	Nil	Nil	Nil	$634	$29
Long Term Debt (US GAAP)	Nil	Nil	Nil	$634	$29
Shareholder’s Equity	$34,854	$23,964	$20,003	$15,014	$8,959
Total Assets	$35,689	$25,425	$21,596	$15,958	$9,813
Total Assets (US GAAP)	$1,638	$1,044	$269	$1,137	$677

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

June 2005	$1.24	$1.26	$1.23	$1.23
May 2005	1.26	1.27	1.24	1.25
April 2005	1.24	1.26	1.21	1.26
March 2005	1.22	1.25	1.20	1.21
February 2005	1.24	1.26	1.23	1.23
January 2005	1.22	1.24	1.20	1.24

Fiscal Year Ended 2/28/05	$1.28	$1.40	$1.18	$1.23
Fiscal Year Ended 2/29/04	1.36	1.49	1.27	1.34
Fiscal Year Ended 2/28/03	1.56	1.60	1.49	1.53
Fiscal Year Ended 2/28/02	1.57	1.61	1.51	1.60
Fiscal Year Ended 2/28/01	1.49	1.56	1.45	1.53

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

Exploration of Starfield’s properties will only continue upon obtaining satisfactory results from previous exploration programs. Mineral exploration involves a high degree of risk and few properties that are explored become producing mines.  There is no assurance that the Company’s future mineral exploration activities will result in any discoveries of bodies of commercial ore.  The long-term profitability of Starfield’s operations will be in part directly related to the cost and success of its future exploration programs, which may be affected by a number of factors.

Starfield Resources’ exploration activities are subject to government legislation and regulations, policies and controls relating to all aspects of mineral exploration, mineral property maintenance, environmental protection and labor standards. For example, mineral claims in Nunavut Territory are valid for two years from the initial recording date and may be renewed for an additional year by completing representation (assessment) work in the amount of $4.00/acre within the initial two-year period. Annual work in the amount of $2.00/acre is required to renew the claims beyond the third year. Representation work to maintain the company’s mineral claims has been filed on a regular basis since the inception of exploratory programs in 1999. Land use permits, enabling exploration work to be conducted over the entire property area, have been issued on a yearly basis by the Nunavut Impact Review Board and Department of Indian Affairs and Northern Development. Baseline environmental studies of the property area are ongoing.

Operating Hazards and Risks Associated with the Mining Industry

Mineral exploration activities generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which Starfield Resources has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for precious and base metals, any of which could result in work stoppages, damage to or destruction of facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  The Company may become subject to liability for various hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to Starfield’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities.

Risks Associated with Starfield Resources’ Failure to Comply with Canadian Mining Regulations and Government Rules Associated with Mining in Canada

Starfield Resources carries out its Ferguson Lake property exploration in the Nunavut Territory. In Canada, the Company’s claims are worked under Territorial Mines Acts and Regulations.  Starfield Resources has the right to carry out exploration on its claims subject to the terms and conditions outlined by the local mines inspectors.  The Company from time to time may be required to post small monetary bonds to be held against project cleanup.  Territorial labor health and welfare codes apply to all operations.  Starfield generally carries out all exploration work utilizing professional exploration consultants who carry general liability and third party insurance. The Company carries $2,000,000 in liability insurance, which may not be sufficient in the event of an adverse event or judgment.

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

Risks Associated with Reclamation Obligations

Reclamation requirements vary depending on the location and the managing agency, but they are similar in that they aim to minimize long-term effects of exploration by requiring the operating company to control possible harmful discharges and to reestablish to some degree, pre-disturbance landforms and vegetation.  Starfield Resources is actively providing for or has carried out any requested reclamation activities on its properties. Reclamation obligations are provided for in a bond deposited with the Government of Nunavut in the amount of $35,000 and is listed as Refundable deposits under Current Assets in the Balance Sheet.

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

Financing Risks

The Lack of Assurance that Starfield Resources’ will be able to Meet its Future Capital Requirements which could cause a delay in, or cessation of, Operations

While the Company has met exploration expenditures on the Ferguson Lake Property as of 2/28/05, according to its obligations, further expenditures would likely require additional equity or debt financing.  Starfield has no source of operating cash flow to fund future exploration projects or corporate overhead.  The Company has limited financial resources, and there is no assurance that additional funding will be available.  Starfield’s ability to continue exploration of its properties will be dependent upon its ability to raise significant additional funds in the future. The only source of funds available to the Company for future exploration expenditures is through the sale of its equity shares.  Even if the results of future exploration are encouraging, Starfield may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its property, there is no assurance that such funds will be available.  If available, future equity financing may result in substantial dilution to purchasers under such offerings.

The Company Has a History of Net Losses and Expects Losses to Continue for the Foreseeable Future

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  As of the end of the last fiscal year dated February 28, 2005, the Company historical net loss totals $9,189,893. Starfield has no history of significant earnings, and due to the nature of its business, there can be no assurance that the Company will be profitable.  The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future.

Risks Relating to an Investment in the Securities of the Company

Broker-Dealers May Be Discouraged From Effecting Transactions in Starfield’s common Shares Because They are Considered Penny Stocks and are Subject to The Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the Company’s shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

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

The Company has a Dependence Upon Key Management Employees, the Absence of Which Would Have a Negative Effect on the Company’s Operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including Glen Indra, President, Glen MacDonald, Chief Financial Officer, and Ming Wong, Corporate Secretary.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company does not carry any formal services agreements between itself and its directors, and the Company does not carry any “Key Man” Life Insurance.

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

As a "foreign private issuer”, Starfield is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

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

Presently, Starfield is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the Company’s mineral properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

The Company's head office is located at:

    Suite 420, 625 Howe Street,

    Vancouver, British Columbia V6C 2T6.

    Telephone: (604) 608-0400

    Facsimile: (604) 608-0344

The contact person is:

    Glen J. Indra, President and Director.

The Company has an unlimited number of common shares authorized, an unlimited number of first preferred shares authorized, and an unlimited number of second preferred shares authorized.  All of these shares have no par value.  To date, no first preferred shares and no second preferred shares have been issued.  As of 2/28/2005, the end of the Company’s most recent fiscal year, there were 123,584,856 common shares outstanding.

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

Fiscal 2005:

$9,820,883 for mineral property exploration and acquisition of equipment.

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

On August 20, 1999 the Company completed a private placement consisting of 334,000 Special Warrants at a price of $0.90 per Special Warrant. (118,000 of these special warrants were sold to related parties.) Each Special Warrant consisted of one flow through share and one half share purchase warrant each full warrant entitling the holder to purchase an additional common share for twelve months at a price of $0.99 per share. This private placement netted the Company $300,600. There was no difference between the price of the flow through shares and the fair market value of the Company’s common stock. The Company renounced $300,600 in exploration expenses, transferring the income tax deduction to the shareholders.

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

In December 2003, the Company announced the private placement of up to 1,500,000 units at a price of $0.30 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.40 until January 21, 2006. A total of 1,477,430 units were issued for net proceeds of $398,906. As finder’s fees, Vencorp Capital received $24,900 cash and Zevtec Canada received $19,423 cash.

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

In March, 2004, the Company announced that it had engaged Williams de Broe PLC, a subsidiary of the ING Group, to act as agent for the private placement of the Company’s shares totaling between $6 million and $7.5 million. In May 2004, the Company announced that it had closed the financing led by William de Broe. The placement was for 18,749,703 common units at a price of $0.40 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one additional common share at a price of $0.60 until March 12, 2006. The proceeds from the placement were $7,499,881. As agents for the placement, Williams de Broe received 1,500,000 units, while Zevtec Canada received $20,000 cash and Vencorp Capital received $129,998 cash as finder’s fees.

In December 2004, the Company completed the private placement of 1,385,000 flow-through common shares and 7,975,241 private placement units, each at a price of $0.45, which was announced in October, 2004. Each private placement unit consisted of one common share and one common share purchase warrant, with 2 warrants exercisable into one common share at a price of $0.75 for a two-year period from closing. A portion of the warrants are exercisable until November 29, 2006, with the remainder exercisable until December 2, 2006. Gross proceeds from the placement was $4,212,108, while net proceeds were $3,795,897 after payments totaling $416,211 consisting of 10% cash of the gross proceeds from units sold to subscribers found by Jory Capital Inc; 10% cash of the gross proceeds from units sold to subscribers found by Williams de Broe PLC; and 10% cash paid to Carl Jones.

Also in December 2004, the Company completed the private placement of 888,890 flow-through common shares at a price of $0.45. The placement was announced in December 2004, and proceeds were $400,000.

Subsequent to the year-end, the Company closed the private placement of 2,000,000 flow-through common shares at a price of $0.55 per share. Gross proceeds from the placement were $1,100,000, with Finder’s Fees of $44,000 paid to Carl Jones and $55,000 to Jory Capital Inc.

In July 2005, the Company announced that it had increased the size of its Ferguson Lake mineral claim holdings by 200% to a total of 1,288,350 acres. The additional acreage was staked in response to a regional airborne survey performed by the Company’s contractor Geotech Ltd. which determined that continuous multi-kilometer conductive trends run across the existing property boundaries into the new acreage.

The Company has been exploring its 100% owned Ferguson Lake property, 240 kilometers west-southwest of Rankin Inlet in Nunavut Territory of northern Canada. Access to the property is by fixed wing aircraft from either Rankin Inlet or Thompson, Manitoba to an airstrip adjacent to the exploration camp.

The Ferguson Lake property hosts a large nickel-copper-cobalt-palladium-platinum mineral resource.  To date, close to 65,000 meters of drilling in 161 drill holes has delineated 55 million tonnes of inferred mineral resources which is contained in four mineral zones over a distance of 8 kilometers and is open on strike to the west.  Exploration work during 2002 identified a distinct but separate, locally high-grade Platinum/Palladium horizon parallel to, and below or in the footwall of, the main massive sulphide lens of one of the mineral zones. This precious metals mineralization, which is associated with a low sulphide setting extending from near surface to an indeterminate depth, has been intersected in a number of drill holes completed over a horizontal distance of approximately 430 meters. Both the massive sulphide and low sulphide targets were the focus of additional work in 2003.

Plan Of Operations

Source of Funds for Fiscal 2004/2005

The Company’s primary source of funds since incorporation has been through the issuance of common shares, special warrants and private placement units.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Ferguson Lake project begins production.  However, production will not begin unless and until commercially viable minerals are discovered.

The Company had working capital of $839,920 as of 2/28/2005, the end of the most recent fiscal year, and a working capital deficiency of ($432,192) at 2/29/2004.  The Company had $1,329,164 in cash and cash equivalents as of 2/28/2005 and $639,837 at 2/29/2004. Subsequent to Fiscal 2005 Year End, the Company closed the private placement of 2,000,000 flow-through common share units for gross proceeds of $1,100,000; 405,000 share purchase options were exercised for proceeds of $168,500; and 7,382,195 share purchase warrants were exercised for proceeds of $3,149,588.

Use of Funds for Fiscal 2006

During Fiscal 2006, the Company estimates that it might expend approximately $2,316,000 on general/administrative expenses.  During Fiscal 2006, the Company estimates that it might expend $8,200,000 on property acquisition and exploration expenses.  These estimates are contingent upon many factors.

Anticipated Changes to Facilities/Employees

The Company will continue to focus its efforts on the exploration of the Ferguson Lake property.  The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

At 2/28/2005, 2/29/2004 and 2/28/2003 the Company generated no sales revenue.

At 2/28/2005, 2/29/2004, and 2/28/2003, all of the Company’s assets of $35,689,464, $25,425,329, and $21,595,636 were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration and/or production activities require permits from various Canadian Federal, Provincial and territorial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs for Fiscal Year 2006.

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

Ferguson Lake Property

The Ferguson Lake property is located in the Nunavut Territory, Canada. At the July 1, 2005, the property covers 1,288,350 acres.

LOCATION MAP

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

Year	Expenditures Required by Wyn	Expenditures Required by Starfield	Total

2002	$ 12,285	$ Nil	$ 12,285
2003	50,000	Nil	50,000
2004	137,715	275,000	412,715
2005	300,000	300,000	600,000

Totals	$ 500,000	$ 575,000	$ 1,075,000

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

In January 2004, the Company announced that it had staked 15,495 acres of claims contiguous to the southern boundary of the Ferguson Lake property. Starfield holds these claims 100%. In July 2005, the Company announced that it had staked additional land to cover conductive trends identified during a regional aeromagnetic survey which increased the size of the property by approximately 200% to a total of 1,288,350 acres.

F79100 F79107 F79114
F79101 F79108 F79115 F79133 F79151 F79169 F79187 F79205 F79223 F79241 F79254 F79267 F79280 F79293 F85740 F85749 F85758
F79102 F79109 F79116 F79134 F79152 F79170 F79188 F79206 F79224 F79242 F79255 F79268 F79281 F79294 F85741 F85750 F85759
F79103 F79110 F79117 F79135 F79153 F79171 F79189 F79207 F79225 F79243 F79256 F79269 F79282 F79295 F85742 F85751 F85760
F79104 F79111 F79118 F79136 F79154 F79172 F79190 F79208 F79226 F79244 F79257 F79270 F79283 F79296 F85743 F85752 F85761
F79105 F79112 F79119 F79137 F79155 F79173 F79191 F79209 F79227 F79245 F79258 F79271 F79284 F79297 F85744 F85753 F85762
F79138 F79156 F79174 F79192 F79210 F79228 F79246 F79259 F79272 F79285 F79298 F85745 F85754 F85763
F79139 F79157 F79175 F79193 F79211 F79229 F79247 F79260 F79273 F79286 F79299 F85746 F85755 F85764
F79140 F79158 F79176 F79194 F79212 F79230 F79248 F79261 F79274 F79287 F85747 F85756 F85765
F79141 F79159 F79177 F79195 F79213 F79231 F79249 F79262 F79275 F79288
F79142 F79160 F79178 F79196 F79214 F79232 F79250 F79263 F79276 F79289
F79143 F79161 F79179 F79197 F79215 F79233 F79251 F79264 F79277 F79290
F79144 F79162 F79180 F79198 F79216 F79234 F79252 F79265 F79278 F79291
F79127
F79145 F79163 F79181 F79199 F79217 F79235 F85580 F85588 F85593 F85598 F85603 F85611 F47839 F85622 F85629 F85637 F85658 F85390 F85398 F85406 F85414 F85422
F79128
F79146 F79164 F79182 F79200 F79218 F79236 F85581 F85589 F85594 F85599 F85604 F85612 F85617 F85623 F85630 F85638 47862 F85659 F85383 F85391 F85399 F85407 F85415 F85423
F79129
F79147 F79165 F79183 F79201 F79219 F79237 F85582 F85590 F85595 F85600 F85605 F85613 F85618 F85624 F85631 F85639 F85660 F85384 F85392 F85400 F85408 F85416 F85424
F79131
F79131
F79148 F79166 F79184 F79202 F79220 F79238 F85583 F85591 F85596 F85601 F85606 F85614 F85619 F85625 F85632 F85640 F85648 48 F85656 F85661 F85385 F85393 F85401 F85409 F85417 F85425
F79149 F79167 F79185 F79203 F79221 F79239 F85584 F85453 F85447 F85441 F85607 F77724 F85620 F85626 F85633 F85641 F85649 49 F85657 F85662 F85386 F85394 F85402 F85410 F85418 F85426
F85459 F85454 F85448 F85442 F85608 F77725 F47847 F47833 F47857 F47858 F47859 F47860 F85380 F85387 F85395 F85403 F85411 F85419 F85427
F85460 F85455 F85449 F85443 F85609 F77726 F47846 F47831 F47820 F47821 F47822 F47861 F85381 F85388 F85396 F85404 F85412 F85420 F85428
F85461 F85456 F85450 F85444 F85438 F77727 F77728 F47832 F47854 F47855 F47856 F67821 F85382 F85389 F85397 F85405 F85413 F85421 F85429
F77750
F85585 F85457 F85451 F85445 F85439 F77731 F77730 F77729 F85503 F85495 F85486 F77751 F77741 F85478 F85472 F85466 F85463 F85462
F85586 F85458 F85452 F85446 F85440 F77732 F77733 F77734 F85634 F85642 F85650 F77752 F77742 F85479 F85473 F85467 F85464
F85587 F85592 F85597 F85602 F85610 F85615 F85621 F85628 F85636 F77753 F77743 F77735 F85474 F85468 F85465
F85664
F85664 F85672 F85680 F85688 F85696 F85704 F85712 F85719 F85487 F85480 F77744 F77736 F85475 F85470
F85665 F85673 F85681 F85689 F85697 F85705 F85713 F85496 F85488 F85481 F77745 F77737 F85476 F85471
F85666 F85674 F85682 F85690 F85698 F85706 F85714 F85497 F85489 F85482 F77746 F77738 F85477
F85667 F85675 F85683 F85691 F85699 F85707 F85715 F85498 F85490 F85483 F77747 F77739
F85668 F85676 F85684 F85692 F85700 F85708 F85716 F85499 F85491 F85484 F77748 F77740
F85669 F85677 F85685 F85693 F85701 F85709 F85717 F85500 F85492 F85485 F77749
F85670 F85678 F85686 F85694 F85702 F85710 F85718 F85504 F85501 F85493
F85671 F85679 F85687 F85695 F85703 F85711 F85506 F85505 F85502 F85494
Map created with ArcIMS by IMAG, DIAND.
0
17km
ted with ArcIMS by IMAG, DIAND.
0
17km

Property Description

The Ferguson Lake property is underlain principally by northeast-trending, early Precambrian (Archean) volcanic, sedimentary and gneissic rocks which are cut by a variety of dykes and small plutons.

Oldest rocks identified are exposed in the northern property area and within an area south of the claims include metamorphosed volcanic sedimentary rocks. The volcanic rocks in the central parts of the property are present as amphibolites and are locally interlayered with more areally extensive granitic gneisses which are the products of metamorphism of earlier granitic, volcanic and sedimentary rocks. Archean granites, diorites and gabbros intrude both the amphibolites and gneissic rocks.

All of the foregoing rock units are highly deformed and strongly metamorphosed. Pronounced layering within the various rock units trends northeasterly and generally dips moderately to steeply north. Post-dating the period of intense metamorphism and deformation are a variety of younger dykes, sills and irregular intrusions. These younger intrusions include medium- to coarse-grained gabbros which are the host rocks for base and precious metals- bearing massive sulphides and platinum group elements associated with zones of lower sulphide content below the massive sulphide lenses. The gabbro intrusions, which are conformable with the layering in older gneissic sequences and dip moderately to steeply north, are thought to be the metamorphic products of original mafic and ultramafic magmas. Several intrusive phases are evident within these sill-like intrusions including peridotites, pyroxenites and coarser-grained gabbros.

The main gabbro sill, which hosts the most significant massive sulphide and platinum group elements zones encountered to date (East, Central, West, 119), varies in width from ten to hundreds of meters and has been traced in bedrock exposures and drill holes over an east-west strike length of more than 12 kilometers. The linear nature of this intrusion is clear evidence that it post-dates much of the intense deformation and metamorphism seen in the enclosing, older gneissic rocks. The gabbro sill is thought to be fault-controlled, possibly occupying an east-west suture between two structural domains.

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

Mineral Zones

The various mineral zones associated with gabbro sills in the central property area are mainly magmatic nickel-copper sulphide deposits which also contain cobalt and PGE (platinum group elements) values. As noted, four of the more significant zones identified to date (East, Central (lake), West, 119) are apparently hosted by the same gabbro intrusion which has been traced over a strike length of more than 12 kilometers east and west of Ferguson Lake. The disposition of the various mineral zones referred to in the following narrative is shown on the following diagram.

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

The principal focus of previous and current work has been directed to West Zone which has been traced by intermittent bedrock exposures, geophysical surveys and by a considerable amount of diamond drilling over a zone length of several kilometers. The zone was tested by 72 Inco holes (10833 meters) between 1951 and 1955 and by more than 50000 meters of drilling in 130 holes by Starfield between 1999 and 2002. Results obtained from the more recent programs have significantly expanded the mineral resource identified by earlier Inco work.

Note that all references to grades of base and precious metals in the following section incorporate weighted average grades for all elements.

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

The overall zone containing enhanced palladium and platinum values was seen to be more or less continuous over a strike length of 160 meters within the area drilled; the continuity of the higher grades was not readily apparent. To better assess the nature and distribution of these higher grades, nine holes (2721 meters) were drilled in the eastern part of West Zone in 2003. Eight of these holes were drilled between and adjacent to previous holes and one hole was completed on ice-covered Ferguson Lake 150 meters from the western shore. The nine holes, collared between sections 36+00W and 45+80W were designed to expand upon results obtained from 2002 drilling and to provide additional information regarding possible footwall low sulphide platinum group elements mineralization in the vicinity of previous Inco drill holes which did not test this style of mineralization which was unrecognized until 2002.

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

119 Zone, between 800 and 1200 meters west of previous West Zone drilling, was discovered in 2002 by drilling the westward continuation of geophysical anomalies including a deep-seated UTEM conductive zone and a coincident inverted magnetic anomaly. 119 Zone, interpreted to be the western continuation of West Zone proper, includes parallel massive sulphide lenses featuring base and precious metals grades that are generally higher than those encountered in West Zone. Six of the eight holes (10433 meters) completed intersected two or more, apparently parallel sulphide lenses with grades ranging from 0.55% to 2.23% copper and 0.47% to 1.04% nickel. An estimate of inferred mineral resources was prepared for this zone.

East Zone, near the east shore of Ferguson Lake was initially tested by 1950s Inco drilling which consisted of 7115 meters in 56 holes completed over a zone strike length of 2500 meters. Data from these holes plus results for an additional 11 holes (2564 meters) drilled by Starfield Resources in 1999 and 2000 permit estimates of resources for two sections of East Zone (East Zone I and II).

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

M Zone, discovered in 2000, is within a kilometer north of Anomaly 51. Five inclined holes, drilled from three setups in 2000 to test a blind, gently north-dipping UTEM conductor, confirmed that the conductive zone was due to the presence of sulphide minerals within a gabbro, a setting similar to the other known mineral zones at Ferguson Lake. Best results were from one drill hole which included a 23 meters section of gabbro containing consistent sulphide mineralization. A hole drilled 100 meters west encountered a narrow sulphide lens containing relatively enhanced palladium (1700 parts per billion - ppb) and platinum (2059 ppb) values. An additional five drill holes completed on M Zone in 2001 included one hole 700 meters east which returned a 3.5 metres interval containing 1.24% copper+nickel and 1.70 grams/tonne platinum group elements.

West Zone South, associated with a gossanous gabbro, subparallel to and between 600 and 800 meters south of West Zone, is intermittently exposed over a strike length of about 1000 meters. Previous surface sampling of this zone returned relatively high platinum group element values of between 540 and 1170 ppb platinum and 1250 to 4500 ppb palladium. One Inco hole and five holes drilled in 1999 and 2000, designed to test a strong UTEM conductor and a coincident magnetic signature, intersected narrow (0.3 to 1.5 meters) intervals of copper-nickel-PGE mineralization. Better copper-nickel grades are restricted to stringer and massive pyrrhotite, pyrite and chalcopyrite; three narrow mineralized intervals in one hole contained palladium + platinum values of 2 to 3 grams/tonne, confirming earlier surface sampling results.

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

The Central or lake zone, underlying Ferguson Lake between East and West zones, was tested by some 35 vertical and inclined drill holes in the 1950s. The majority of holes completed intersected at least some copper-nickel values and ten holes contained significant results. One of the better holes, drilled near the centre of the lake north of, and between a large and small island, intersected 17.4 meters grading more than 2% combined copper-nickel and 1.51 grams/tonne PGE (palladium + platinum). Two holes drilled down-dip returned no significant values but a hole drilled 250 meters further west intersected 3.4 meters of 0.54% copper, 0.79% nickel and 5.31 g/t PGE (one of the highest PGE values encountered to date in massive sulphides). There is a clustering of better holes immediately north of the small island; three of these have +5 meter intervals with grades of up to 1.96% copper, 1.01% nickel and 1.95 grams/tonne PGE. Near the west shore of Ferguson Lake, one 1950s hole cut 13.5 meters grading 0.78% copper, 0.88% nickel and 1.44 grams/tonne PGE (palladium and platinum) plus a lower 5.8 meters interval containing 1.36% copper, 0.50% nickel and 0.69 grams/tonne PGE. Two holes were drilled on ice-covered Ferguson Lake by Starfield in the spring of 2000 in an attempt to further test this part of the zone some 40 metres down-dip of the previous intersections. The first hole was abandoned; the second hole intersected gabbro containing low copper and nickel values over narrow intervals.

Geophysical Surveys

UTEM and magnetometer geophysical surveys were completed over approximately 300 line-km of survey grid, including the frozen surface of Ferguson Lake, in 1999 and 2000. An airborne magnetometer survey of the entire property area was also completed in 1999. Surface geophysical work between 1999 and 2003 was undertaken by contract with SJ Geophysics Ltd.

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

Best UTEM results through 2002 had been obtained from surveys over West Zone where a 5 kilometers long, strongly conductive zone was defined as extending westerly from the shore of Ferguson Lake to the 119 Zone near the western limits of survey coverage. This conductive zone is coincident over much of its length with higher magnetic response. As noted, the top of the conductive zone is near surface in the eastern part of the zone while in the western half of the zone it is 100 to several hundred meters below surface. Drill testing of the conductive zone over much of its length shows it to be reflecting one or more parallel massive sulphide lenses comprising the copper-nickel-cobalt-PGE-bearing West and 119 Zones.

Further UTEM surveys in 2003 were directed to expanding the area of West Zone coverage beyond the limits of previous surveys. It had been noted that the orientation of the conductive zone near the western survey limits was suggestive of a southwesterly trend rather than the westerly trend seen throughout much of West Zone. This apparent flexure was confirmed in part by 119 Zone drilling in 2002 and by inversion of magnetic data for this part of the property. Accordingly, the 2003 UTEM survey grid was established with northwest-southeast cross lines at 200 meters intervals off a 4 kilometers long, southwest-oriented baseline between the area of 119 Zone drilling to a point 1.5 kilometers beyond the South Discovery Zone.

The UTEM-3 survey, conducted over the established grid at a base frequency of 3.875 Hz, outlined a southwesterly trending conductive zone over an apparent strike length of 3.5 kilometers. Depths to the top of the conductive zone were estimated to be in the range of 400 to 600 meters and the conductivity-thickness product of +2000 siemens over much of its length was similar to that identified over much of West and 119 Zones.

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

Inversion of these airborne magnetic data, undertaken at the University of British Columbia Department of Geophysics inversion facility, enables an interpretation of these data to depth. Strong, near-surface, relative magnetic susceptibilities are coincident with East Zone and with West Zone to about section 58W where the fault offset of the zone is clearly shown. Between 58W and 72W, these higher relative susceptibilities (0.010 to 0.018 relative to a background of about 0.002) occur within broad zones (several hundred metres in diameter) immediately south of, and below, the UTEM conductor, are pod- or pipe-like in form and extend from depths of about 200 metres below surface to 700 metres which is at about the detection limits for these data. The higher relative susceptibilities are noted closer to surface around section 78W and continue to section 90W.

While the significance of the West Zone relative magnetic susceptibilities, which are a reflection of the lithologic unit(s) immediately below the sulphide horizon, remains unknown, the distribution of these clearly demonstrates a structural continuity both to depth and along strike to the west.

2004 EXPLORATION PROGRAM

Nature and Scope

Additional exploration work on the Ferguson Lake property, carried out between April and November of 2004, included 21,388 meters of diamond drilling in 52 holes plus various airborne, surface and geophysical surveys. West Zone and its extensions was the focus of much of the 2004 work but the property area east of Ferguson Lake also received some attention.

More than 65% of the diamond drilling completed was directed to additional definition drilling of near surface sulphide mineralization in the eastern half of West Zone known as the “Pit Area”. Nearly 14000 meters of drilling was completed in 41 inclined holes in this area between sections 35+67W and 48+80W. Several of the easternmost holes were drilled beneath Ferguson Lake while the remainder served to increase the density of drill hole spacings within the “Pit Area”. In addition to further assessing the structural and grade continuity of the massive sulphide lenses, this program also provided additional data pertaining to the nature and distribution of platinum group elements mineralization associated with low sulphide zones developed in gabbroic footwall rocks below the massive sulphide lenses.

Four holes (1800 meters) were drilled in the western half of West Zone and  two deep holes and two wedges, for a total of 3950 meters of drilling, were drilled to test the apparent southwest extension of the 119 Zone. 1700 meters of drilling completed east of Ferguson Lake included three additional holes on M Zone and two holes in the area of Anomaly 50 as part of a joint venture with Wyn Developments Inc.

Geophysical surveys undertaken in 2004 included a helicopter-borne VTEM electromagnetic and magnetic survey completed by Geotech Ltd. of a 43 square kilometer area in the central part of the property, and surface and borehole pulse electromagnetic surveys using the time domain method in various parts of the property area by Crone Geophysics and Exploration Ltd. Referred to as  SQUID (Superconducting Quantum Interference Devices), this system has the capability of identifying conductive targets at depths exceeding 700 meters.

Other work completed as part of the 2004 program included ongoing metallurgical test work on drill core samples directed to the recoveries of platinum group elements.

Results of 2004 Diamond Drilling

All of the 41 holes completed in the “Pit Area” in 2004 intersected massive sulphide lenses containing copper, nickel, cobalt and platinum-palladium values. Most of the drill holes were between 250 to 325 meters in length and intersection lengths for the moderately north-dipping sulphide lens(es) approximate true widths. The 2004 definition drilling provided additional information regarding the lateral and down-dip continuity of the sulphide lenses.

Many of the holes encountered significant thicknesses of sulphide mineralization ranging from 2 to 20 meters in one or more apparently parallel lenses. Combined copper+nickel grades of more than 2% were not uncommon and one hole (FL04-173) intersected five massive sulphide lenses ranging from 3.33 to 14.76 meters and containing nickel grades exceeding 1%. Significant results included those from FL04-185 which intersected a 20.1 meters interval of massive sulphides grading 1.0% copper, 0.90% nickel, 0.12% cobalt and 2.25 grams/tonne combined platinum and palladium.

Holes completed in the “Pit Area” in 2004 also provided additional information regarding the nature and distribution of platinum group element enriched areas in both low sulphide and massive and stringer sulphide zones developed in footwall gabbroic rocks below the main massive sulphide lenses. More detailed drilling over a +1 kilometer strike length (between sections 38W and 49W) helped to define a broad zone of low sulphide, low grade platinum group element mineralization in which features significantly higher grades in four areas. Examples include two intervals in hole FL04-165 grading 8.54 grams/tonne platinum and 32.23 grams/tonne palladium over a 1 meter hole length and 2.41 grams/tonne palladium and 43.39 grams/tonne platinum over a hole length of 0.9 meter. Structural orientation of this style of mineralization is imprecisely known at this time; the four areas containing significantly higher platinum group element values, as currently known, are 100 to 150 meters in length and have a vertical extent of less than 100 meters.

Intervals of massive sulphides in footwall gabbros below the main massive sulphide lenses of the “Pit Area” feature enhanced platinum group element grades in addition to the base metals values. An example is hole FL04-202 which encountered a 10.82 meters section of massive sulphides grading 2.44% combined copper+nickel, 2.67 grams/tonne palladium and 0.79 gram/tonne platinum and included a 1 meter interval of 4.84 grams/tonne platinum.

Additional drilling of the central and western portions of West Zone included two holes on sections 61+50W and 62+50W which tested the zone at hole depths of more than 700 meters and returned results similar to those obtained from earlier drilling in this area including +2% combined copper+nickel plus  significant cobalt and platinum group element values over hole lengths of 10 to 20 meters.

The 119 Extension Zone, as identified by surface UTEM geophysical surveys in 2003 and further defined by SQUID surface electromagnetic surveys in 2004, was tested by two deep holes (and two wedges off one hole) collared between 700 and 1300 meters southwest of 119 Zone. The cause of the strong conductive zone  identified by the geophysical surveys was determined to be intervals of massive sulphides encountered by the two holes between hole depths of 1170 and 1300 meters. Best results were obtained from the northeasternmost hole (FL04-174) and one of the two wedges completed off this hole which included 1.34% and 1.62% combined copper+nickel plus cobalt and platinum group element values over hole lengths of 7.1 and 8.1 meters. The southwesterly hole (FL04-200) intercepted one main interval of massive sulphides containing values of 1% or less combined copper+nickel and two intervals, each less than a meter, of better grade material between hole depths of between 1171 and 1192 meters.

Two mineral zones east of Ferguson Lake were also drill tested in 2004. Three holes, completed on M Zone to test interpretation of recent and previous geophysical surveys, in the main encountered sulphide mineralization similar to that intersected in 2001 drill holes. Narrow sulphide intervals containing less than 1% combined copper+nickel were obtained from two holes, with the best results being 1.34% combined copper+nickel over 4.1 meters in hole FL04-208.

Anomalies or areas 50 and 49, within and adjoining the eastern boundary of the Ferguson Lake property and in part comprising a part of the Starfield – Wyn Developments joint venture, were tested by four inclined drill holes designed to test conductive zones originally identified by UTEM surveys in 2002 and further defined by SQUID electromagnetic surveys in 2004. All three holes intersected several meters of massive sulphide mineralization which returned low copper, nickel, cobalt and platinum group element values.

Geophysical Surveys

The helicopter-borne magnetic and electromagnetic survey over the central part of the Ferguson Lake property in 2004 identified a number of conductive zones to depths of 400 meters. Most of these conductors are coincident with known sulphide mineral zones including West Zone where previous UTEM surveys  outlined a 5 kilometers long, strongly conductive zone extending westerly from the shore of Ferguson Lake to the 119 Zone near the western limits of survey coverage. As noted, this conductive zone is coincident over much of its length with higher magnetic response. The top of the conductive zone is near surface in the eastern part of the zone while in the western half it is 100 to several hundred meters below surface. Drill testing of the conductive zone over much of its length shows it to be reflecting one or more parallel massive sulphide lenses comprising the copper-nickel-cobalt-PGE-bearing West and 119 Zones.

Additional UTEM surveys in 2003, coupled with SQUID surface electromagnetic surveys and borehole UTEM and pulse EM surveys in 2004, defined a southwesterly trend of the conductive zone beyond the 119 Zone. Referred to as the 119 Extension, this conductive zone extends more than 3 kilometers southwest of the 119 Zone. Modeling of data derived from recent surveys indicates a depth to the top of the strongest part of the conductive zone in the order of 750 meters, a minimum depth extent of approximately 450 meters and a strike extent of more than 800 meters. As noted in the previous section, the cause of this conductive zone is the massive sulphide mineralization intersected in two deep holes drilled 600 meters apart.

SQUID surface electromagnetic and borehole pulse EM surveys were also carried out in the eastern property area prior to and during drill testing of the M Zone and Areas 5 and 49. The helicopter-borne VTEM survey had delineated a 5 kilometers long, near-surface conductive zone extending from the east shore of Ferguson Lake past the eastern property boundary and into the Starfield – Wyn Developments joint venture property. Detailed surface and bore hole surveys within and adjacent to M Zone identified a shallow, flat-lying conductive zone coincident with sulphide mineralization in contrast to a gently-dipping conductive zone, also coincident with sulphide mineralization, on the joint venture ground.

INTERPRETATION and CONCLUSIONS

Diamond drilling over the past six years at Ferguson Lake has encountered copper, nickel, cobalt and PGE (platinum group elements) values associated with fracture-filling, disseminated and semi-massive to massive sulphides over an east-west strike length of 19 kilometers. The three most significant mineral zones identified to date within this overall strike length include the East, West and 119 Zones in which better copper-nickel-cobalt-PGE grades are invariably associated with semi-massive and massive sulphide lenses in all of these zones.

The three principal mineral zones are associated with a north-dipping, sill-like, medium- to coarse-grained gabbro derived from an original mafic-ultramafic magma and thought to have been emplaced along an easterly-trending fault zone of regional extent. Repeated movement along this fault may partially explain the remobilized nature of some of the sulphide mineralization seen to date.

Detailed or definition drilling, initially undertaken in the eastern part of West Zone (“Pit Area”) in 2002 to further define a near surface sulphide resource, was also successful in identifying a unique style of low-sulphide platinum group element mineralization in footwall gabbros below the sulphide horizons or lenses. Broadly distributed, low palladium values envelop localized, significantly higher grades of platinum and palladium within a zone of currently unknown orientation that has been encountered in a number of 2002-2004 drill holes completed in the eastern part of West Zone between sections 35+97W and 48+80W. Enhanced values of +5 grams/tonne palladium+platinum are present in holes drilled between sections 40+50W and 41+50W, 42+45W and 43+50W, 45+50W and 46+00W and 48+50W and 49+00W. Both the lateral and down-dip continuity of this higher grade mineralization requires further definition.

Ongoing metallurgical test work on drill core samples of this palladium-platinum, low sulphide mineralization includes flotation tests indicating 90% recovery rates of platinum and palladium.

More than 86000 metres of 1999-2004 Starfield drilling, coupled with the results of 1950s Inco drilling, has identified four areas with mineral resources (East Zone I and II, West Zone, 119 Zone) within and adjacent to the main, +12 kilometers long gabbro host. The most significant of these to date is West Zone, which contains more than 80% of the inferred mineral resources and remains open to depth and along strike to the west. The most recent formal estimates of Inferred and Indicated Mineral Resources were prepared in 2003 by consulting geologist N.C. Carter, Ph.D., P.Eng. who is independent of the Company. Details are contained in a report dated April 8, 2003 a summary is as follows. (Note that these resource estimates were also incorporated in an August 29, 2003 report by Pincock, Allen & Holt.)

In view of the widely-spaced drilling completed by Inco between 1951 and 1955 and by Starfield between 1999 and 2001 (principally along 120 metres spaced sections), the mineral resource estimates for East Zone I and II and for West Zone have been categorized as Inferred Mineral Resources, defined by the CIM Standing Committee as being “that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling, gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes”.

Estimates of Inferred Mineral Resources for each of the four principal mineral zones, at cutoff grades of 1%, 1.5% and 2% combined copper + nickel are presented below. A 1% copper + nickel cutoff grade, the lowest used, is considered to be based on reasonable economic assumptions. The average metal grades for total inferred mineral resource contained in four mineral zones (see following table) would have an “in the ground” gross value of $115 per metric ton based on 2003 year end metal prices. Nickel accounts for more than half of this gross value.

Total Inferred Mineral Resource

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources

This section uses the term “inferred mineral resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally minable.

Cutoff Grade	Mineral Zone	Tonnes(millions) Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
1.0% Cu+Ni	West Zone	44.0	0.95	0.55	0.064	1.33	0.24
	119 Zone	5.8	1.31	0.72	0.086	2.02	0.30
	East Zone I	3.5	1.01	0.75	N/A	1.01	0.17
	East Zone II	1.5	0.93	0.80	N/A	1.03	0.17

		54.8	0.99	0.59	0.066	1.37	0.24

1.5% Cu+Ni	West Zone	22.9	1.21	0.71	0.082	1.78	0.31
	119 Zone	5.8	1.31	0.72	0.086	2.02	0.30
	East Zone I	2.2	1.18	0.87	N/A	1.10	0.18
	East Zone II	0.9	1.21	0.96	N/A	1.28	0.22

		31.8	1.23	0.73	0.084	1.76	0.30

2.0% Cu+Ni	West Zone	11.6	1.40	0.80	0.091	2.00	0.39
	119 Zone	2.8	1.65	0.78	0.089	2.25	0.36
	East Zone I	1.2	1.41	0.93	N/A	1.18	0.20
	East Zone II	0.6	1.33	1.07	N/A	N/A	N/A

		16.2	1.44	0.81	0.097	1.98	0.37

The 2002 detailed drilling program, undertaken in the eastern part of West Zone between sections 42+68W and 51+20W (referred to as the “West Zone Pit Area”), has rendered a better definition of geological and grade continuity and resources in this part of West Zone can be properly categorized as an Indicated Mineral Resource. As defined by the CIM Standing Committee, an Indicated Mineral Resource is “that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

Indicated Mineral Resource – West Zone “Pit Area”

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources

This section uses the term “indicated mineral resources.” We advise U.S. investors that while this term is recognized and   required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cutoff Grade	Tonnes (millions)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
1.0% Cu+Ni	6.7	0.92	0.65	0.072	1.39	0.20
1.5% Cu+Ni	4.7	1.09	0.77	0.080	1.48	0.24
2.0% Cu+Ni	1.3	1.37	0.98	0.082	1.72	0.25

The foregoing estimates of Inferred and Indicated Mineral Resources have been prepared pursuant to CIM Standards on Mineral Resources and Reserves, and incorporate the following parameters:

•

Cutoff Grades - 1.0%, 1.5% and 2.0% combined Cu+Ni

•

Minimum True Width - 2.00 metres

•

Area of Influence for Individual Drill Holes (down-dip) - midway point between drill holes

•

Area of Influence for Individual cross-sections - midway point between sections

•

Assumed Specific Gravity - 3.80

More recent, informal revised estimates of Indicated Mineral Resources within West Zone “Pit Area”, incorporating the results of 2003 and 2004 drilling, indicate a modest (+20%) in tonnage of material above a 1% Cu+Ni cutoff grade while average grades are about the same. The most significant increase (+60%) in the indicated mineral resource is that material above a 2% Cu+Ni cutoff grade. These revised estimates of Indicated Mineral Resources result in a modest decrease (1.5 million tonnes) in the Inferred Mineral Resource above a 1% Cu+Ni cutoff grade for West Zone.

Previous metallurgical studies on Ferguson Lake massive sulphide mineralization have provided useful data and have suggested potential problems regarding nickel recoveries which warrant further optimizing studies. Sample material was recovered during the 2002 for the purpose of further metallurgical testing.

Higher base and precious metal grades are known to be present at depth in the western part of West Zone and the distinctly higher overall base and precious metals grades encountered in 119 Zone are considered to be significant inasmuch as they further confirm an increase in grades in a westerly direction. A 2003 UTEM geophysical survey, coupled with the results of 2004 surface and borehole electromagnetic surveys, indicates that 119 Zone turns in a southwesterly direction and that the strong conductive zone, known as 119 Extension, continues for more than 3 kilometers. This attractive target has been tested by only two holes to date.

It is worthy of note that the source intrusive for the areally extensive, main gabbro host rock has not yet been identified. A pronounced thickening and the more mafic appearance of the gabbro unit at depth in some of the westernmost holes drilled in both West Zone and 119 Zone suggests that the source may be at greater depths and possibly within the southwesterly trend identified by the recent UTEM survey. Higher metal grades may be associated with this yet to be found source area.

The 700 meters interval between the known western limits of West Zone and 119 Zone warrants drill testing which should add appreciably to the overall West Zone inferred mineral resources.

The property area was significantly expanded in late 2004. Assessment of the potential of this new ground should initially include airborne geophysical surveys followed by surface investigation of targets identified by the survey.

Further investigation of the “Pit Area” low sulphide platinum group elements mineralization should be undertaken with particular emphasis on gaining a better understanding of the distribution and significance of the significantly higher grades encountered in a number of drill holes.

A preliminary scoping study is warranted to assess the potential economics of the currently defined mineral resources. An important component of this study is additional metallurgical test work on the sulphide mineralization.

Planned Work Program for Fiscal 2006

Exploration Phase I (March-August)
Surface and Airborne Geophysical Surveys	$1,800,000
Diamond Drilling (8,000 meters)	2,000,000
Prospecting	200,000
Metallurgical Testwork	100,000
		$4,100,000

Exploration Phase II (September-October)
Diamond Drilling (8,000 meters)
Low Sulphide focus	$ 500,000
Massive Sulphide focus Metallurgical test work	$1,500,000 $ 200,000
Prospecting	$ 200,000
Surface Geophysics	$ 300,000	$2,700,000
Exploration Phase III (November-December)
Diamond Drilling (4,000 meters) *	$1,000,000
Metalurgical Testwork	400,000
		$1,400,000

Total		$8,200,000

* Nature and Scope dependent upon Phase 1 and 2 Results

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.23 at February 28, 2005 and at June 30, 2005.

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

Results of Operations

Fiscal 2005 Ended 2/28/2005 vs. Fiscal 2004

The net loss for Fiscal 2005 ended 2/28/2005 was ($1,921,900) compared to a loss of ($1,723,364) in Fiscal 2004. Operating Expenses totaled ($2,159,974) before Future Income Tax Recovery of $238,074. The Expense amount was under the budgeted Operating and Administrative Expenses of ($2,316,000). Large increases in expenses occurred in Travel and Conferences of ($599,144) compared to ($368,940); Accounting and Legal of ($220,730) compared to ($112,211); Investor Relations of ($128,403), up from ($93,561); and Transfer and Regulatory Fees of ($94,311) compared to ($81,889). The higher expenses in these areas were largely due with increased corporate activity associated with arranging and completing the higher number of private placements during Fiscal 2005.

Property Acquisition and Exploration expenditures totaled $9,630,383. The expenditures were broken down as follows:

Fiscal 2005 Property Expenditures, Ferguson Lake Property (100% owned)

Type of Expenditure	Amount ($)

Personnel	2,285,812
Aircraft support, including helicopter moves	2,856,755
Diamond drilling	2,282,539
Camp support costs, including fuel	1,199,717
Analytical and Geophysical Services	615,020
Mobilization and Demobilization	79,020
TOTAL	$ 9,318,863

Fiscal 2005 Property Expenditures, Ferguson Lake Option (50% Option)

Type of Expenditure	Amount ($)

Personnel	92,621
Aircraft support, including helicopter moves	72,282
Diamond drilling	67,250
Camp support costs, including fuel	26,093
Analytical and Geophysical Services	44,598
Mobilization and Demobilization	8,676
TOTAL	$ 311,520

In Fiscal 2006, the Company will again focus its exploration efforts on the Ferguson Lake Property. The Company’s Fiscal 2006 Ferguson Lake Property exploration costs are estimated as $8,200,000.

For Fiscal 2006, the Company plans on spending $193,000 per month ($2,316,000 for the fiscal year) on administration expenses.  The budget for the monthly administration expenses is outlined below:

Expense Item	($)
Automobile and Travel	$40,000
Computer Fees	$11,000
Advertising and Promotion	$20,000
Consulting	$40,000
Insurance and Bank Charges	$1,000
Management and Investor Relations Fees	$17,000
Office and Rent	$40,000
Professional Fees and Regulatory Fees	$20,000
Telephone	$4,000
Total Expenses	$193,000

The balance of the Company’s cash needs for Fiscal 2006 are expected to come from the proceeds of private placements and the exercise of common share purchase warrants and options.

The Company intends to raise any required additional funds by selling equity or debt securities and/or by selling or joint venturing its property until it develops a flow of cash from operations.

Fiscal 2004 Ended 2/29/2004 vs. Fiscal 2003

The Company recorded a net loss for Fiscal 2004 of ($1,723,364) compared to a loss of ($1,970,057) in Fiscal 2003. Operating expenses were ($1,723,364) compared to ($1,970,057). The fiscal year-over-year decline was largely due to lower Stock-based Compensation of ($49,284) compared to ($558,074) in Fiscal 2003 as the Company granted fewer stock options in the current year.

In Fiscal year 2004, the Company concentrated all of its efforts on exploration work on its Ferguson Lake Property. This work consisted primarily of exploration drilling and geophysical surveys. A total of $3,024,414 was spent on exploration on the property, broken down as follows:

Fiscal 2004 Property Expenditures, Ferguson Lake Property (100% owned)

Type of Expenditure	Amount ($)

Personnel	1,617,134
Aircraft support, including helicopter moves	638,186
Diamond drilling	255,336
Camp support costs, including fuel	213,358
Analytical and Geophysical Services	206,741
Mobilization and Demobilization	93,659
TOTAL	$ 3,024,414

The Company also added additional claims to the property through a 50-50 joint venture and staking.

Liquidity and Capital Resources

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

Fiscal 2005 Ended 2/28/2005 and Fiscal 2004

The Company had working capital of $839,920 at February 28, 2005 compared to a working capital deficiency of ($432,192) at February 29, 2004.

Operating Activities used cash of ($1,645,106), including the Net Loss of ($1,921,900). Non-cash items included Future Income Tax Recovery of ($238,074), Stock-based Compensation related to the granting of stock options of $188,705, and Amortization of Office Equipment of $4,948. Other changes in non-cash working capital items include a decrease in Accounts Receivable of $76,825; Increase in Refundable Deposits of ($7,866); Decrease in Prepaid Expenses and Deposits of $155,330; and an increase in Accounts Payable and Accrued Liabilities of $96,926.

Investing Activities used cash of ($9,804,045). The largest component was cash spent on Mineral Properties of ($9,670,383). Acquisition of Computers and Office Equipment used cash of ($5,737), Acquisition of Exploration Equipment used cash of ($150,000), and non-cash Amortization of Exploration Equipment was $22,575.

Financing Activities provided cash of $12,138,478. Issuance of Common Shares, Units and Special Warrants, net of issuance costs, provided cash of $13,042,478. Repayments of Loans used cash of ($904,000).

During the year, the Company issued 34,869,584 common shares. 30,498,834 were issued pursuant to private placements and the conversion of previously issued units, and 4,370,750 were issued pursuant to the exercise of common share purchase warrants. The Company’s cash position as of February 28, 2005 was $1,329,164.

Fiscal 2004 Ended 2/29/2004 and Fiscal 2003

The Company had a working capital deficiency of ($432,192) at February 29, 2004 as compared to working capital deficiency of ($1,344,153) at February 28, 2003.

Operating Activities used cash of ($2,546,103), including the loss of ($1,723,364). Non-cash items included Stock-based Compensation of $49,284 and Amortization of Computers and Office Equipment of $5,682. Other changes in non-cash working capital items included decrease in Accounts Receivable of $16,212, Increase in Prepaids and Deposits of ($162,769), increase in Accounts Payable and Accrued Liabilities of ($695,962), and increase in Large Corporate Tax payable of ($35,186).

Investing Activities used cash of ($3,054,414), with the entire amount spent on Mineral Properties. Financing Activities provided cash of $6,234,921. Issuance of Common Shares, net of issue costs, provided $5,634,773, Loans provided cash of $605,000, and Repayment of Capital Lease Obligations used cash of ($4,852).

During the year, the Company issued 28,656,510 common shares. All of the shares were issued pursuant to the conversion of private placement units.

The Company’s cash position at the end of Fiscal 2004 was $639,837.

Variation in Operating Results

The Company is presently exploring its properties for sufficient reserves to justify production.  However, to date no reserves have been discovered and none of the properties are yet in production and consequently, do not produce any revenue.  As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on its properties.

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

5.C.  Research and Development, Patents and Licenses.

The Company conducts no Research and Development activities, and has no Patents and Licenses, nor is it dependent upon any for its business.

5.D.  Trend Information

The Company is unaware of any trends which would have a material effect on its operations or financial position.

5.E.  Off-Balance Sheet Arrangements.

The Company has no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations.

The Company currently leases office space in Vancouver, office equipment in Vancouver, and exploration equipment at the Ferguson Lake property.

Payments Due by Period
Contractual Obligations as of February 28, 2005	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations(1)	$ 43,052	$ 18,732	$ 15,360	$ 8,960	-
Operating Lease Obligations(2)	$194,160	$ 84,776	$109,384	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities reflected on the Corporation’s Balance Sheet under Canadian GAAP	-	-	-	-	-
Total	$237,212	$103,508	$124,744	$ 8,860	-

(1)  The Lease is for 2 office copiers.

(2)   Operating lease obligations represent leases on the Company’s current offices to August, 2007; Ferguson Lake Camp Lodge to March 2007 and the Company copier to February 2006.

US GAAP Reconciliation with Canadian GAAP

Under U.S. GAAP, subsequent to 12/31/1995, the Company would be required to write down or write off capitalized exploration expenditures as incurred until it is determined that commercially viable operations exist. Under Canadian GAAP, the Company in pre-operating stage could have exploration costs deferred, but required to assess impairment at the end of each accounting period whether the recovery of the un-amortized balance of these costs from the future operations can continue to be regarded as probable.  An impairment write down or write off is necessary when the carrying amount of such deferred costs exceeds its fair value.

The reader is advised to consult the Company’s audited annual financial statements for the period ended February 28, 2005 Note 13 for a discussion of the differences.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Table No. 5 lists as of 6/30/2005 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada.

6.A.  Directors and Senior Management

Table No. 5

Directors and Senior Management

7/31/2005

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election or Appointment

Glen Indra	President, CEO and Director	57	November, 1997
Glen MacDonald (1)	CFO and Director	56	November, 1997
Ming Wong	Corporate Secretary	58	July, 2005
Robert Maddigan (1)	Director	41	November, 2003
Henry M. Giegerich	Director	74	January, 2000
Ross Glanville (1)	Director	58	August, 2004

 (1)  Member of Audit Committee.

____________________________________________________________________________________________________________________________________________________________

Glen Indra joined Starfield in November 1997. He is a graduate of the University of British Columbia and began his career as a financial analyst with an international oil company. Following a ten-year career in banking he focused on major commercial lending servicing the Canadian securities industry. He has served on the boards of several publicly traded resource corporations and is the president and owner of Floralynn Investments Ltd., a private investment company. He currently serves as a director of Sutcliffe Resources, a mineral exploration company traded on the TSX Venture Exchange;

Glen Macdonald joined the Company in November 1997. He is a graduate of the University of British Columbia and is a Professional Geologist and has been a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta from 1982 to the present and a member of the Professional Engineers and Geoscientists of British Columbia from1993 to the present. Since 1982, he has been a self-employed geological consultant, and he serves as a Director of several publicly traded resource companies including AVC Capital Corp., a mineral exploration company traded on the TSX Venture Exchange; a director of Anglo Swiss Resources, a mineral exploration company traded on the TSX Venture Exchange and the U.S. OTCBB; a director of Consolidated Gold Win Ventures, a mineral exploration company traded on the TSX Venture Exchange; a director of Golden Cariboo Resources, a mineral exploration company traded on the TSX Venture Exchange; a director of ISX Resources Inc., a mineral exploration company traded on the TSX Venture Exchange; a director of Solitaire Minerals, a mineral exploration company traded on the TSX Venture Exchange; and a director of Thelon Ventures, a mineral exploration company traded on the TSX Venture Exchange.

Ming Wong joined the Company in December 2003, and was appointed Corporate Secretary in July 2005. He is a graduate of Simon Fraser University B.Sc. and receieved a Ph.D from the University of British Columbia. He has owned his own consulting firm since 1982 and provides administrative and accounting services for small businesses and resource companies.

Henry Giegerich joined the Company in January 2000. He is a graduate of the University of British Columbia and is a Professional Engineer and a member of the Association of Professional Engineers of British Columbia since 1956. From 1982 to 1987, he was President & General Manager of Cominco Alaska Inc. and in this position was responsible for the development of the Red Dog Mine in northwest Alaska. From 1971 to 1981 he was with Cominco Ltd., including Project Engineer on the Black Angel Mine Project in Greenland, Project Manager for the Polaris Mine Project on Little Cornwallis Island, NWT, and finally Cominco Vice President, Northern Group, responsible for operations of the Con Mine (Yellowknife, NWT), Pine Point Mine (Pine Point, NWT) and the Polaris Mine. Since 1988 Mr. Giegerich has acted as a mineral industry consultant to various clients throughout the world and currently serves as a director of MCK Mining, a mineral exploration company traded on the TSX Venture Exchange.

Robert Maddigan joined the Company in November 2003. He is a graduate of the University of Alberta. He is a Professional Engineer and has owned his own consulting firm as well as experience as a project manager for Ferguson Simek Clark, specializing in artic engineering and construction projects. He currently serves as a director of Sutcliffe Resources, a mineral exploration company traded on the TSX Venture Exchange;

Ross Glanville joined the Company in August 2004. He received a Bachelor of Applied Science Degree (Mining Engineering) from the University of British Columbia in 1970; in 1974, he obtained an MBA and in 1980. He is the principal of Ross Glanville & Associates, a mineral consulting firm which has valued more than five hundred mining/exploration properties and/or companies worldwide. He has also provided more than two hundred fairness opinions for mergers, amalgamations, and acquisitions of public and private companies. He currently serves as a director of Oremex Resources Inc. and of Archon Minerals Limited, mineral exploration companies traded on the TSX Venture Exchange.

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

6.B.  Compensation

The Company compensates its Directors both through the granting of stock options and through the payment of $1,000/month for committee related work. Refer to ITEM 12 “OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES”.

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

During Fiscal 2005, no Executive Officer or Director individually received/accrued in excess of U.S.$60,000 in compensation. No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Executive Officers or Directors.

The Company entered into a Management Agreement with Glen Indra, President of the Company, and Floralynn Investments Ltd., a company that is wholly owned by Mr. Indra, on 6/16/1998. Under the terms of this agreement Mr. Indra and Floralynn Investments Ltd. provided management services to the Company for a fee of $6,000 per month.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

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

Fees and executive options compensation are anticipated to be increased to more closely reflect industry standards if the Company is successful at establishing economic mineral reserves on one or more of its properties which results in operating revenues or a significant level of financing.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company currently has 3 Board of Director Committees: The Audit Committee, the Compensation Committee, and the Corporate Governance Committee.

The Audit Committee recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Robert Maddigan, Glen McDonald, and Ross Glanville.

The Compensation Committee reviews corporate goals and objectives relevant to the President and CEO, evaluating their performance based on those goals and objectives, and recommending the President and CEO’s compensation on this evaluation for approval by Independent Board members. It reviews the evaluation of executive management’s performance and recommending to the Board executive management’s compensation, compensation practices, and ensuring processes are in place to annually evaluate the performance of the Compensation Committee. It administers the Stock Option Plan, Director’s compensation, and prepares for review and approval by the Board the report on executive compensation for inclusion in the Company’s management information circular. The current Compensation Committee members are Glen MacDonald, Henry Giegerich, and Robert Maddigan.

Corporate Governance and Nominating Committee monitors the size and composition of the Board and Board committees to ensure effective decision making; developing, reviewing and monitoring criteria for selecting directors; Identifying candidates qualified to become Board members and selecting or recommending that the Board select the director nominees for the next annual general meeting of shareholders; Reviewing the performance of the Board, Board committees and Board members; assisting the Board in determining Board committee composition; Reviewing corporate governance principles applicable to the Company; Reviewing and monitoring procedures for meeting the Board’s information needs; Reviewing annually the Company’s Corporate Governance Manual; Ensuring that processes are in place to annually evaluate the performance of the Governance Committee; Review the performance of the President and CEO; and schedule Board meetings. The current committee members are Glen MacDonald, Ross Glanville and Henry Giegerich.

6.D.  Employees

As of 7/31/2005, the Company had one employee, in addition to five directors (two of which are officers of the Company).

6.E.  Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 6 lists, as of 7/31/2005, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 6

Shareholdings of Directors and Senior Management

______________________________________________________________________________

______________________________________________________________________________

Title Of Class	Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class #

Common	Glen J. Indra (1)	6,804,500	4.96%
Common	Glen MacDonald (2)	2,446,000	1.80%
Common	Robert Maddigan (3)	1,740,000	1.29%
Common	Henry Giegerich (4)	475,000	0.35%
Common	Ross Glanville (5)	300,000	0.22%
Common	Ming Wong (6)	228,500	0.17%
	Total Directors/Management	11,994,000	8.45%

------------------------------------------------------------------------------

(1)

269,500 of these shares are held in the name of Florlynn Investments Ltd., a company 100% owned by Glen J. Indra. 3,607,000 of these shares are represented by currently exercisable share purchase options.

(2)

2,390,000 of these shares are represented by currently exercisable share purchase options.

(3)

1,660,000 of these shares are represented by currently exercisable share purchase options.

(4)

450,000 of these shares are represented by currently exercisable share purchase options, and 12,500 are represented by currently exercisable share purchase warrants.

(5)

300,000 of these shares are represented by currently exercisable share purchase options.

(6)

60,000 of these shares are represented by currently exercisable share purchase options.

# Based on 133,454,551 shares outstanding as of 7/30/2005.

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

Stock Options Outstanding

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 7 as of 7/31/2005, as well as the number of options granted to Directors and all employees as a group.

Table No. 7

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Number of Shares of Common Stock	Exercise Price	Exp. Date

Glen Indra	President, CEO and Director	542,000 300,000 1,340,000 1,000,000 425,000	$0.50 $0.90 $0.40 $0.25 $0.40	05/04/06 03/08/07 02/14/08 11/18/08 08/27/09

Robert Maddigan	Director	1,580,000 80,000	$0.25 $0.40	11/18/08 08/27/09

Glen MacDonald	Director	740,000 150,000 1,000,000 500,000	$0.50 $0.90 $0.40 $0.40	10/24/06 03/08/07 02/14/08 08/27/09

Henry Giegrich	Director	150,000 100,000 200,000	$0.25 $0.40 $0.40	11/18/05 08/27/09 01/31/10

Ross Glanville	Director	200,000 100,000	$0.40 $0.40	08/27/09 01/31/10

Louise Davey	Consultant	40,000	$0.40	08/27/09

Bruce Ballantyne	Consultant	600,000 100,000	$0.40 $0.40	08/27/09 01/31/10

H. Stuart Bottomley	Consultant	500,000	$0.40	01/31/10

Greg Agar	Consultant	350,000	$0.40	08/27/09

M. Sulinski	Consultant	35,000 50,000	$0.50 $0.40	10/24/06 08/27/09

Brian Game	Consultant	10,000 25,000	$0.50 $0.40	05/04/06 01/31/10

John Nicholson	Consultant	10,000 10,000 25,000	$0.50 $0.40 $0.40	05/04/06 08/27/09 01/31/10

Barbara Kelly	Consultant	10,000 40,000	$0.50 $0.40	10/24/06 08/27/09

Per Hedblum	Consultant	450,000 310,000	$0.40 $0.40	03/08/07 01/31/10

John McGuffie	Consultant	100,000	$0.40	08/27/09

Ming Wong	Consultant	60,000	$0.40	01/31/10

D. Weckstein & Company Inc.	Consultant	550,000	$0.25	01/07/09

-------------------------------------------------------------------------------

Total Stock Options Outstanding            11,672,000

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company is aware of two persons/companies who beneficially control 5% or more of the Registrant's voting securities.

Individual or Company	Amount Held	Percentage

RAB Capital (1)	16,750,000	9.51%
Fidelity Company (2)	14,307,984	10.72%

(1)

RAB Capital and Mr. William Philip Seymour Richards, Director, are considered to having voting control of these shares. Of the total, 6,875,000 represent currently exercisable share purchase warrants.

(2)

The shares are held in accounts and funds managed by Fidelity Management & Research Company, Fidelity Management Trust Company, and Fidelity International Ltd., collectively referred to as “Fidelity”. Fidelity has control but not ownership of these securities.

# based upon 133,454,551 common shares outstanding as of July 30, 2005, and currently exercisable warrants held by each holder.

No shareholders of the Company have different voting rights from any other shareholder.

7.A.2. Share Ownership by Country.

On 7/29/2005, the shareholders' list for the Registrant's common stock showed 103 shareholders of record and 133,454,551 shares outstanding.  40 of these shareholders are registered in the United States, owning 10,694,374 shares representing 8.01% of the issued and outstanding shares of common stock.  56 of these shareholders are registered in Canada, owning 121,348,677 shares representing 90.93% the issued and outstanding shares of common stock. 7 of these shareholders are registered in countries other than either the United States or Canada.  These shareholders own 1,411,500 shares representing 1.06% of the issued and outstanding shares.

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

            ---No Disclosure Necessary---

7.B.  Related Party Transactions

Amounts Owing to Senior Management/Directors

During the year, the Company had the following transactions with officers and directors and other Companies with which officers or directors are related:

Management fees in the amount of $52,000 (2004 - $48,000) to Florlynn Investments Ltd., a company 100% owned by Glen J. Indra, the President of the Company.

Committee fees of $4,000 (2004 - $Nil) were paid to Glen McDonald.

Committee fees of $4,000 (2004 - $Nil) were paid to Henry Giegerich.

Committee fees of $3,000 (2004 - $Nil) were paid to Robert Maddigan.

Committee fees of $4,000 (2004 - $Nil) were paid to Ross Glanville.

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

8.A.7.  Legal/Arbitration Proceedings

Ross Glanville, director of the Company, is the owner of Ross Glanville & Associates (“Associates”), a mineral consulting firm. Associates has been named in a lawsuit filed by John Lepinski, a former officer and director of Getty Copper Inc., a publicly traded mineral exploration company. The suit alleges Associates and others conspired to harm Mr. Lepinski. Associates denies all allegations and intends to vigorously defend against these claims. The result of the suit is unknown at this time, but the outcome is unlikely to have any effect upon the Company.

8.B.  Significant Changes

Since the date of the audited financial statements of February 28, 2005, the Company has issued 405,000 common shares pursuant to the exercise of common stock options for proceeds of $168,500, and issued 7,382,195 common shares pursuant to the exercise of common share purchase warrants for proceeds of $3,149,588.

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

Table No. 8

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

______________________________________________________________________________

______________________________________________________________________________

	High	Low
Fiscal Year Ended 2/28/05	$0.61	$0.32
Fiscal Year Ended 2/29/04	$0.49	$0.19
Fiscal Year Ended 2/28/03	$1.09	$0.30
Fiscal Year Ended 2/28/02	$1.14	$0.30
Fiscal Year Ended 2/28/01	$1.46	$0.42

Quarter Ended 2/28/05	$0.61	$0.32
Quarter Ended 11/30/04	$0.50	$0.33
Quarter Ended 8/31/04	$0.47	$0.33
Quarter Ended 5/31/04	$0.57	$0.38

Quarter Ended 2/29/04	$0.49	$0.25
Quarter Ended 11/30/03	$0.28	$0.19
Quarter Ended 8/31/03	$0.32	$0.24
Quarter Ended 5/31/03	$0.38	$0.24

Quarter Ended 2/28/03	$0.46	$0.30
Quarter Ended 11/30/02	$0.57	$0.31
Quarter Ended 8/31/02	$0.81	$0.34
Quarter Ended 5/31/02	$1.09	$0.73

Quarter Ended 2/28/02	$1.14	$0.43
Quarter Ended 11/30/01	$0.68	$0.30
Quarter Ended 8/31/01	$0.69	$0.46
Quarter Ended 5/31/01	$0.73	$0.55

June 2005	$0.56	$0.44
May 2005	$0.58	$0.49
April 2005	$0.79	$0.51
March 2005	$0.90	$0.49
February 2005	$0.61	$0.36
January 2005	$0.47	$0.32

______________________________________________________________________________

______________________________________________________________________________

NASD Electronic Bulletin Board

Stock Trading Activity

US Dollars

______________________________________________________________________________

______________________________________________________________________________

	High	Low
Fiscal Year Ended 2/28/05	$0.50	$0.24
Fiscal Year Ended 2/28/04	$0.37	$0.14
Fiscal Year Ended 2/28/03	$0.90	$0.18
Fiscal Year Ended 2/28/02	$0.77	$0.20
Fiscal Year Ended 2/28/01	$1.063	$0.28

Quarter Ended 2/28/05	$0.50	$0.25
Quarter Ended 11/30/04	$0.40	$0.25
Quarter Ended 8/31/04	$0.35	$0.24
Quarter Ended 5/31/04	$0.39	$0.29

Quarter Ended 2/28/04	$0.37	$0.19
Quarter Ended 11/30/03	$0.19	$0.14
Quarter Ended 8/31/03	$0.24	$0.17
Quarter Ended 5/31/02	$0.26	$0.18

Quarter Ended 2/28/03	$0.30	$0.18
Quarter Ended 11/30/02	$0.36	$0.20
Quarter Ended 8/31/02	$0.53	$0.21
Quarter Ended 5/31/02	$0.90	$0.46

Quarter Ended 2/28/02	$0.77	$0.27
Quarter Ended 11/30/01	$0.48	$0.20
Quarter Ended 8/31/01	$0.55	$0.31
Quarter Ended 5/31/01	$0.48	$0.313

June 2005	$0.48	$0.34
May 2005	$0.48	$0.40
April 2005	$0.64	$0.41
March 2005	$0.74	$0.41
February 2005	$0.50	$0.30
January 2005	$0.39	$0.25

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

The TSX Venture Exchange

The TSX Venture Exchange (“TSX-V”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

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

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

As of 7/31/05 the Company has share purchase warrants outstanding pursuant to which up to an additional 33,602,252 common shares of the Company may be issued as follows:

Table No. 9

Share Purchase Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

Number of Warrants	Exercise Price	Expiry Date

3,062,500	$0.25	November 7, 2005
5,780,000	$0.25	December 30, 2005
1,147,430	$0.40	January 21, 2006
19,624,703	$0.60	March 12, 2006
2,611,100	$0.75	November 29, 2006
1,376,519	$0.75	December 2, 2006

Total Share purchase warrants Outstanding: 33,602,252

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

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia Canada. Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital

The Company has an unlimited number of common shares authorized; an unlimited number of first preferred shares authorized; and, an unlimited number of second preferred shares authorized.  All of these shares have no par value.  To date, no first preferred shares and no second preferred shares have been issued.  As of 2/28/2005, the end of the Company’s most recent fiscal year, there were 123,584,856 common shares outstanding.  As of 7/31/2005, there were 133,454,551 common shares outstanding.

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

______________________________________________________________________________

______________________________________________________________________________

Date	Nature of Share Issuance	Number of Shares	Capital Raised

From inception to February 28, 1998		3,600,000	$226,172

Fiscal 1999:	Exercise of Stock Options Exercise of Warrants Private Placement & Public Offering For Property	278,000 250,000 4,400,000 100,000	$41,700 $37,500 $444,929 $20,000
Fiscal 2000:	Exercise of Stock Options Exercise of Warrants Special Warrants Conversion (net) For Property	867,000 1,870,000 1,720,500 4,250,000	$145,050 $762,000 $884,700 $1,700,000
Fiscal 2001	Exercise of Stock Options Exercise of Warrants Special Warrants Conversion (net)	914,000 3,314,000 4,014,000	$372,100 $1,443,650 $2,421,600
Fiscal 2002	Exercise of Stock Options Exercise of Warrants Special Warrants Conversion (net) Units Conversion (net)	1,055,300 2,176,667 1,490,000 17,922,638	$482,760 $1,201,749 $799,000 $8,226,577
Fiscal 2003	Exercise of Options Exercise of Warrants Units Conversion (net)	1,268,500 1,189,612 8,596,045	$543,040 $780,190 $3,045,044
Fiscal 2004	Exercise of Options Exercise of Warrants Units Conversion (net)	50,000 732,500 28,656,510	$12,500 $256,375 $6,778,688
Fiscal 2005	Private Placements of common shares	2,273,890	$960,925
	Units Conversion (net)	28,224,944	$10,584,865
	Exercise of Warrants	4,370,750	$1,496,688

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

ITEM 16B.  Code of Ethics

The Company currently has a Corporate Governance Committee that oversees a stated policy of adherence to a high standard of conduct for officers and directors.

ITEM 16C.  Principal Accountant Fees and Services

Loewen, Stronach & Co., Chartered Accountants, audited the Company’s financial statements for the years ended February 28, 2005 and February 29, 2004.

Loewen, Stronach & Co. received the following payments for its services in those years:

	Fiscal Year 2005	Fiscal Year 2004

Audit Services Fees	$ 19,382	$ 13,766
Audit-related Services Fees	$ 3,567	$ 6,878
Other Accounting Services Fees	$ 6,347	$ 18,162
Tax Fees	$ 1,750	$ 1,750

The non-audit services provided by Loewen, Stronach & Co., included the following:

Fiscal 2005 (March 1, 2004 to February 28, 2005)

•

Read the quarterly prepared by management interim financial statements and CSA NI-51-102F1 from SEDAR;

•

Read the Form 20-F Annual Report prepared by management;

•

Interact with in-house accounting staff and management to respond to the SEC’s Form 20-F disclosure queries for 2004.

•

Assist client on preparation and filing of forms relating to flow-through subscription expenditures and renunciations;

•

Update Canadian Public Accountability Board annual information.

Fiscal 2004 (March 1, 2003 to February 29, 2004)

•

preparation and filing of forms relating to Canadian GST expenditures,

•

preparation and filing of forms relating to flow through subscriptions, expenditures and renunciations,

•

interacting with in-house accounting staff on accounting data entry (**)

•

preparation of quarterly unaudited interim financial statements for the May, August and November 2004 quarters (**)

**

Loewan, Stronach & Company ceased interacting with the in-house accounting staff on accounting data entry and preparing quarterly unaudited interim financial statements from December 1, 2003 in order to comply with the new CICA Independence Rule effective January 1, 2004.

ITEM 16D.  Exemptions from the Listings Standards for Audit Committeees

   --- No Disclosure Necessary ---

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

       --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as follows:

a)

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

b)

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

c)

Loan Forgiveness

Under US GAAP, a forgiven loan is classified as an extraordinary item after income from continuing operations.

d)

Loan payable

Under US GAAP, in the absence of an established interest rate, the present value of the loan is determined by discounting the loan using an imputed rate of interest.  The imputed interest rate used is one that approximates the rate that an independent borrower and lender would have negotiated in a similar transaction. Any difference between the face amount of the loan and its present value is accounted for as a discount or premium and amortized over the term of the loan.

e)

Escrow Shares

Under CDN GAAP shares issued with escrow restrictions are recorded at their issued price and are not revalued upon release from escrow.  Under US GAAP escrow shares which are released upon the Company meeting certain criteria are considered to be contingently issuable.  These shares are excluded from the weighted average shares calculation and the difference between the fair market value of the shares at the time of their release from escrow and the shares’ original issue price (being the market price at that time) is accounted for as a compensation expense and share capital at the time shares are released from escrow.  During the year, no common shares were released from escrow (2002 – 1,416,668 shares were released from escrow, representing a compensation expense of $729,584). There are no shares in escrow.

f)

The following summarizes the balance sheet items with material variations under US GAAP:

	2005 $	2004 $	2003 $
Mineral property		-	-
Share capital	46,760,726	33,718,248	28,082,735
Additional paid-in capital	850,414	771,118	722,574
Deficit	(46,627,423)	(34,906,475)	(30,128,697)

g)

The following table summarizes the effect on loss of differences between CDN GAAP and US GAAP:

	April 22 1994 (Inception) to February 29, 2005	2005 $	2004 $	2003 $
Loss under CDN GAAP	(9,189,893)	(1,921,900)	(1,723,364)	(1,970,057)
US GAAP material adjustments: * Write-off of mineral property expenditures	(32,351,441)	(9,189,893)	((3,054,414)	(6,506,070)
* Shares for mineral property	(1,700,000)	-	-	-
* Future Income Tax expenses	180,376	180,376
* Future Income Tax recovery	(418,450)	(418,450)
* Compensation expense:
- Management services	(45,500)		-	-
- escrow share release	(3,092,924)		-	-
* Interest expense on related party debt	(9,591)		-	-
Net loss under US GAAP	(46,627,423)	(11,830,357)	(4,777,778)	(8,476,127)
Loss per share under US GAAP		0.1092	0.0680	0.1632
Weighted average number of shares under US GAAP		108,333,048	70,241,100	51,906,222

           h)

The following table summarizes the effect on shareholders’ equity (deficiency) after considering the US GAAP adjustments:

	Share Capital $	Additional paid-in Capital $	Accumulated Deficit $	Total Shareholders’ equity (Deficiency) $

Balance – February 28, 2001	13,506,669	164,500	(13,848,804)	(177,635)

Share capital issued under CDN GAAP	7,444,977	-	-	7,444,977
Loss under CDN GAAP	-	-	(1,390,224)	(1,390,224)
US GAAP material adjustments:
• Premium of escrow shares released	729,584	-	(729,584)	-
• Mineral property write-off	-	-	(5,683,958)	(5,683,958)
Balance – February 28, 2002	21,681,230	164,500	(21,652,570)	193,160
Share capital issued under CDN GAAP	6,401,505	-	-	6,401,505
Contributed surplus under CDN GAAP	-	558,074	-	558,074
Loss under CDN GAAP	-	-	(1,970,057)	(1,970,057)
US GAAP material adjustments:
• Mineral property write-off	-	-	(6,506,070)	(6,506,070)
Balance – February 28, 2003	28,082,735	722,574	(30,128,697)	(1,323,388)

Share capital issued under CDN GAAP	5,635,513	-	-	5,635,513
Contributed surplus under CDN GAAP	-	48,544	-	48,544
Net loss under CDN GAAP	-	-	(1,723,364)	(1,723,364)
US GAAP material adjustments:
• Mineral property write-off	-	-	(3,054,414)	(3,054,414)
Balance – February 29, 2004	33,718,248	771,118	(34,906,475)	(417,109)

Share capital issued under CDN GAAP	12,624,028	-	-	12,624,028
Contributed surplus under CDN GAAP	-	188,705	-	188,705
Net loss under CDN GAAP	-	-	(1,921,900)	(1,921,900)
US GAAP material adjustments
Mineral property write off	-	-	(9,670,383)	(9,670,383)
Future income tax expense	-	-	180,376	180,376
Future income tax recovery	418,450	-	(418,450)	-

Balance – February 28, 2005	46,760,726	850,414	(46,627,423)	983,717

i)  The following table summarizes the effect on cash flows after considering the US GAAP adjustment:

Cash flows from operating activities

	April 22 1994 (Inception) to February 28,2005	2005 $	2004 $	2003 $
Per CDN GAAP	(7,814,722)	(1,645,106)	(2,546,103)	(533,084)
Mineral properties expensed as incurred	(32,622,451)	(9,670,383)	(3,054,414)	(6,506,070)
Amortization of exploration equipment	22,575	22,575	-	-
Per US GAAP	(40,414,598)	(11,292,914)	(5,600,517)	(7,039,154)

Cash flows from investing activities

	April 22 1994 (Inception) to February 28,2005	2005 $	2004 $	2003 $
Per CDN GAAP	(32,778,131)	(9,804,045)	(3,054,414)	(6,506,070)
Mineral properties expensed as incurred	32,622,451	9,670,383	3,054,414	6,506,070
Amortization of exploration equipment	(22,575)	(22,575)	-	-
Per US GAAP	(178,255)	(156,237)	-	-

The value of the U.S. Dollar in relation to the Canadian Dollar was 1.23 as of 2/28/2005.

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The auditors report, prepared by Loewen, Stronach & Co., Chartered Accountants, independent auditor, is included herein immediately preceding the financial statements.

Audited Financial Statements

Auditor’s Report, dated June 1, 2005

Balance Sheet at 2/28/2005 and 2/29/2004

Statement of Loss and Deficit for the years ended 2/28/2005, 2/29/2004, 2/28/2003 and for the period April 22, 1994 (Inception) thru February 28, 2005.

Statement of Cash Flows for the years ended 2/28/2005, 2/29/2004, 2/28/2003 and for the period April 22, 1994 (Inception) thru February 29, 2005.

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
7. Explanation of calculation of Ratio – N/A
8. Diagram of Parent and Subsidiaries: N/A
9. Other Documents a. Notice of Annual and Special Meeting on 11/12/04 – Incorporated by reference to Form 20-F and Form 6-K’s
SIGNATURE PAGE

STARFIELD RESOURCES INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

    (An Exploration Stage Company)

    (Presented in Canadian Dollars)

LOEWEN, STRONACH & CO.

CHARTERED ACCOUNTANTS

AUDITORS’ REPORT

To The Shareholders of Starfield Resources Inc.:

We have audited the balance sheet of Starfield Resources Inc. (An Exploration Stage Company) as at February 28, 2005 and February 29, 2004 and the statements of loss and deficit and cash flows for the years ended February 28, 2005, February 29, 2004 and February 28, 2003 and for the cumulative period from April 22, 1994 (inception) to February 28, 2005.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at February 28, 2005 and February 29, 2004 and the results of its operations and cash flows for the years ended February 28, 2005, February 29, 2004 and February 28, 2003 and for the cumulative period from April 22, 1994 (inception) to February 28, 2005 in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to Note 13).

     “Loewen, Stronach & Co.”

Chartered Accountants

Vancouver, BC, Canada

June 1, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as described in Note 1 (b) to the financial statements. Our report to the shareholders dated June 1, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

     “Loewen, Stronach & Co.”

Chartered Accountants

Vancouver, BC, Canada

June 1, 2005

STARFIELD RESOURCES INC.

BALANCE SHEET

FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

	2005	2004
	$	$
ASSETS

CURRENT ASSETS
Cash	1,329,164	639,837
Accounts receivable	113,707	190,532
Refundable deposit	42,866	35,000
Prepaid expenses and deposits	8,489	163,819
	1,494,226	1,029,188
MINERAL PROPERTIES (Note 3)	34,051,441	24,381,058
EQUIPMENT (Note 4)	143,797	15,083
	35,689,464	25,425,329

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	654,306	557,380
Loans payable (Note 5)	-	904,000
	654,306	1,461,380
FUTURE INCOME TAXES (Note 6)	180,376	-
	834,682	1,461,380

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	43,249,352	30,625,324
CONTRIBUTED SURPLUS (Note 7d)	795,323	606,618
DEFICIT	(9,189,893)	(7,267,993)
	34,854,782	23,963,949
	35,689,464	25,425,329

APPROVED BY THE DIRECTORS:

“Glen Indra” .
Glen Indra, Director
“Glen MacDonald” .
Glen MacDonald, Director

See accompanying notes to financial statements

STARFIELD RESOURCES INC.

STATEMENT OF LOSS AND DEFICIT

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

	April 22 1994 (Inception) to February 28, 2005	2005 $	2004 $	2003 $

EXPENSES Travel and conferences Rent and office services	1,761,683 1,176,509	599,144 305,466	368,940 284,349	359,379 189,410
Consulting fees	1,478,369	288,384	295,303	224,673
Accounting and legal	850,246	220,730	112,211	97,304
Stock-based compensation (Note 7c) Investor relations	796,063 394,984	188,705 128,403	49,284 93,561	558,074 43,000
Advertising and promotion	635,847	121,973	84,815	100,214
Transfer and regulatory fees Interest and bank charges Management fees Office	448,086 284,482 310,000 351,473	94,311 52,823 52,000 45,256	81,889 150,138 48,000 48.471	73,633 59,642 48,000 64,272
Computer Office equipment rent	371,053 57,511	33,428 24,997	69,909 13,356	75,791 19,158
Telephone	117,728	18,657	16,942	16,726
Amortization	51,831	4,948	5,682	7,924
Interest on obligation under capital leases	29,294	-	1,055	5,563
Business and property evaluations	28,353	-	-	-
Loss on disposition of equipment Write-off of ABE mineral claims Large corporate capital tax	5,096 271,010 35,186	- - -	- - -	5,096 - 22,507
Interest income	(26,837)	(19,251)	(541)	(309)
LOSS BEFORE INCOME TAX Future income tax recovery (Note 6)	9,427,967 (238,074)	2,159,974 (238,074)	1,723,364 -	1,970,057 -
LOSS	9,189,893	1,921,900	1,723,364	1,970,057
DEFICIT – BEGINNING	-	7,267,993	5,544,629	3,574,572

DEFICIT – ENDING	9,189,893	9,189,893	7,267,993	5,544,629

LOSS PER SHARE		0.0177	0.0245	0.0379

STARFIELD RESOURCES INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

	April 22 1994 (Inception) to February 28, 2005	2005 $	2004 $	2003 $
OPERATING ACTIVITIES
Loss	(9,189,893)	(1,921,900)	(1,723,364)	(1,970,057)
Add non cash items: Future income tax recovery	(238,074)	(238,074)	-	-
Stock-based compensation Amortization of computers and office equipment	796,063 51,831	188,705 4,948	49,284 5,682	558,074 7,924
Loss on disposition of equipment	5,096	-	-	5,096
Write-off of ABE mineral claims	271,010	-	-	-
	(8,303,967)	(1,966,321)	(1,668,398)	(1,398,963)
Cash provided by changes in non-cash working capital items:
Accounts receivable	(113,707)	76,825	16,212	(184,317)
Refundable deposits	(42,866)	(7,866)	-	-
Prepaid expenses and deposits	(8,489)	155,330	(162,769)	56,195
Accounts payable and accrued liabilities	654,306	96,926	(695,962)	971,494
Large corporate capital tax payable	-	-	(35,186)	22,507
	(7,814,723)	(1,645,106)	(2,546,103)	(533,084)
INVESTING ACTIVITIES
Mineral properties Acquisition of computers and office equipment	(32,622,451) (5,737)	(9,670,383) (5,737)	(3,054,414) -	(6,506,070) -
Acquisition of exploration equipment Amortization of exploration equipment	(172,518) 22,575	(150,500) 22,575	- -	- -
	(32,778,131)	(9,804,045)	(3,054,414)	(6,506,070)
FINANCING ACTIVITIES
Repayment of capital leases obligation	(45,044)	-	(4,852)	(7,483)
Loans payable (repayments)	-	(904,000)	605,000	299,000
Issuance of shares, units and special warrants, net of issue costs	41,967,062	13,042,478	5,634,773	5,780,324
	41,922,018	12,138,478	6,234,921	6,071,841
INCREASE IN CASH	1,329,164	689,327	634,404	(967,313)
CASH – beginning	-	639,837	5,433	972,746
CASH – ending	1,329,164	1,329,164	639,837	5,433

Notes to statement of cash flows:

1)

Interest paid

Interest paid

2)

Non-cash financing and investing activities:

Issuance of capital stock for finder fees

Equipment disposed of for amount equal to capital lease liability

Share capital from contributed surplus for exercise of share options

306,731 646,150 16,346 740	52,823 - 600,000 - -	151,193 - 12,800 - 740	64,896 33,350 16,346 -

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(Exploration Stage Company)

(Presented in Canadian Dollars)

Note 1

OPERATIONS

a)

Incorporation

The Company is incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003 and its activity is engaged in the exploration of mineral properties.

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

Note 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its exploration activities comply in all material respects with all applicable laws and regulations.

b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. Actual results will likely differ from those estimates.

c)

Restricted cash

Since 1999, the Company has raised a total of $12,110,994 in proceeds from the private placement of flow-through shares. These proceeds were used only on exploration of Canadian mineral properties.  There was no restricted cash as at February 28, 2005 since all proceeds were already used on mineral property exploration.

…/2

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 2 –

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

In March 2004, the Canadian Institute of Chartered Accountants (“CICA”) issued Emerging Issues Committee Abstract No. 146 “Flow-through Shares” relating to the recording of flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares renounced after March 19, 2004 and now records future income tax liabilities resulting from the related renounciation of qualified exploration expenditures as a reduction in share capital. The Company also recognizes in operations the realization of future income tax benefits of previously unrecorded future income tax assets on the date of renouncement of the expenditures to the flow-through share investors. As a result of this change in policy, the Company recorded in future income tax liabilities with a corresponding reduction to share capital of $418,450 with respect to flow-through shares �otaling $1,227,125 renounced after March 19, 2004 for the year. The Company also recognized in operations the realization of future income tax benefits with a corresponding increase of future income tax assets of $418,450.

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

The costs capitalized do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.  There are no proven reserves on the properties.

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

f)

Equipment and Amortization

Equipment is recorded at cost with amortization providing a diminishing balance as follows:

Exploration equipment

30%

Computers

30%

Office equipment

20%

In the year of acquisition only one-half of the normal rates are applied.  Amortization related to exploration equipment is deferred to mineral properties as they are part of exploration costs.

... /3

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE - 3 -

Note 2

SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

g)

Income Taxes

Income taxes are provided for in accordance with the liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely then not to be realized.

h)

Loss Per Share

Loss per share is determined using the treasury stock method, and is based on the weighted average number of shares outstanding during the year. All outstanding options, purchase warrants and units are anti-dilutive, and therefore have no effect on the determination of loss per share.

i)

Stock-based Compensation Plans

The Company follows the fair value method of accounting for its stock-based compensation plans.  The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model.  The Company recognized all the compensation expenses at the time the options are granted, since the options are immediately vested.

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

… /4

#

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 4 –

Note 3

MINERAL PROPERTIES

	2005	2004

	$	$

Ferguson Lake claims (1)
Property acquisition deposit	75,000	75,000
Treasury shares issued	1,700,000	1,700,000
Annual advance royalty	175,000	150,000
Exploration expenses (3)	31,769,921	22,451,058
	33,719,921	24,376,058

Starfield / Wyn Ferguson Lake project (2)
Annual advance royalty	20,000	5,000
Exploration expenses (4)	311,520	-
	331,520	5,000
Total mineral properties costs	34,051,441	24,381,058

(1) Ferguson Lake claims

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

(2) Starfield / Wyn Ferguson Lake project:

On November 8, 2002 (as amended May 6, 2003 and December 3, 2003), Wyn Developments  Inc.  (“Wyn”) entered into an option agreement with Hunter Exploration Group (“Hunter”). Hunter is the recorded and beneficial owner of an undivided 100% interest in and to five separate claims located contiguous to the Ferguson Lake claims, Nunavut Territory.  Wyn can earn an undivided 100% interest in the property in consideration of the issuance of 1,100,000 units to Hunter, and the expenditure of $1,000,000 over four calendar years between 2002 and 2005 on exploration and development on the property and the payment of advance royalty payments.  In July 2003, the Company signed an option agreement with Wyn whereby the Company can earn a 50% interest in these 5 separate claims consisting of approximately 5,165 hectares that are contiguous to the Eastern and Western boundaries of the existing Ferguson Lake claims property. Under the terms of agreement, the Company must incur a total of $500,000 (one-half of the total commitment of Wyn) in exploration expenditure in the calendar years 2004 through to 2005 and the Company must contribute an additional $75,000 for exploration in calendar year 2004. In addition, the Company must pay $15,000 and $10,000 advance royalties on July 1, 2004 and July 1, 2005 respectively.   In April 2004, the Company signed an addendum to the Starfield / Wyn option agreement to add to the agreement the Yath 1-5 claims which were staked under an area of mutual agreement.  The new claims are held on a 50-50 basis.  The exploration expenditures required to be made are as follows:

	Expenditures Wyn		Expenditures Starfield
Calendar Year	Required	Completed	Required	Completed
2002	12,285	12,285	NIL	NIL
2003	50,000	50,000	NIL	NIL
2004	137,715	137,715	275,000	275,000
2005	300,000	50,133	300,000	36,520
TOTAL	500,000	250,133	575,000	311,520
TOTAL TO DATE	200,000	250,133	275,000	311,520

… /5

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 5 –

Note 3

MINERAL PROPERTIES (continued)

Upon completion of the above option payments, the Company will have earned a 50% interest in the project. The Company will have the right to purchase 50% of  Wyn’s right to buy back 1% of the NSR for the sum of $500,000 and also will have the right to purchase 50% of Wyn’s right to buy back 1% of the Gross Over-Riding Return for the sum of $500,000.

(3)  Deferred Exploration Expense breakdown:

	2005 $	2004 $
Balance – beginning	22,451,058	19,426,644
• Personnel	2,285,812	1,617,134
• Air support including helicopter moves	2,856,755	638,186
• Diamond drilling	2,282,539	255,336
• Camp support costs, including fuel requirements	1,199,717	213,358
• Analytical and geophysical services	615,020	206,741
• Mobilization and demobilization	79,020	93,659
	9,318,863	3,024,414
Balance – ending	31,769,921	22,451,058

(4)

Starfield / Wyn Ferguson Lake project Deferred Exploration Expense breakdown:

	2005 $	2004 $
Balance – beginning	-	-
• Personnel	92,621	-
• Air support including helicopter moves	72,282	-
• Diamond drilling	67,250	-
• Camp support costs, including fuel requirements	26,093	-
• Analytical and geophysical services	44,598	-
• Mobilization and demobilization	8,676	-
	311,520	-
Balance – ending	311,520	-

Note 4

EQUIPMENT

	2005			2004
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $
Exploration equipment	150,500	22,575	127,925	-
Computers	42,458	30,087	12,371	10,707
Office equipment	9,461	5,960	3,501	4,376
	202,419	58,622	143,797	15,083

Note 5

LOANS PAYABLE

The Company obtained numerous short-term loans to finance its operations.

	2005 $	2004 $
Loans payable	-	904,000

…/6

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 6 –

Note 6

FUTURE INCOME TAXES

The components of net future income tax asset and the statutory tax rate as follows:

$
Statutory income tax rate	34.1%

Loss per income statement	2,159,974
Income taxes recovered at the Canadian statutory rate	736,551
Less: Permanent differences
- Non-deductible expenses	(4,039)
- Share based compensation	(64,348)
Resources loss for tax purposes	(124,056)
Share issuance costs	397,674
Capital cost allowance claimed for tax purposes in excess of amortization	8,044
949,825
Unrecognized benefit of current year loss carry forwards	(949,825)
-
Benefit of future income tax asset recognized on renouncement of flow-through share related qualifying exploration expenditures	418,450
Future income tax liability using statutory rate	(180,376)
Recovery of future income tax assets	238,074

The approximate tax effects of each type of temporary difference that gives rise to future income tax liabilities are as follows:

$

Undeducted capital cost allowance in excess of book value	(612)
Non-capital losses carried-forward	(3,103,504)
Minerial properties book value in excess of tax value	3,284,492
Future income tax liability	180,376

Note 7

SHARE CAPITAL

	2005 $	2004 $
Authorized:
Unlimited number of common voting shares without nominal or par value
Unlimited number of First Preferred Shares
Unlimited number of Second Preferred Shares
Issued and fully paid:
123,584,856 Common shares (2004 – 88,715,272) Less: Flow-through tax benefits renounced Future income tax recovery (Note 2d)	43,667,802 (418,450)	30,625,324 -
	43,249,352	30,625,324

…/7

#

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 7 –

Note 7

SHARE CAPITAL (continued)

During the relevant years issued share capital increased as follows:

Common Shares

Private Placement Units

Total

	#	$	#	$	$
February 28, 2003	59,276,262	23,577,761	4,554,445	1,412,050	24,989,811

Subscribed for cash
– Private placements units – net of finder fees
• January 24, 2003 private placement	-	-	1,250,000	437,500	437,500
• June 18, 2003 private placement	-	-	7,139,885	1,939,162	1,939,162
• October 15, 2003 private placement	-	-	7,250,000	1,332,875	1,332,875
• November 28, 2003 private placement	-	-	6,984,750	1,257,455	1,257,455
• December 10, 2003 private placement	-	-	1,477,430	398,906	398,906
– Exercise of share purchase options	50,000	12,500	-	-	12,500
– Exercise of share purchase warrants	732,500	256,375	-	-	256,375
	782,500	268,875	24,102,065	5,365,898	5,634,773
Total before non-cash transactions	60,058,762	23,846,636	28,656,510	6,777,948	30,624,584

Non-cash transactions
– Reclassify part of contributed surplus due to exercise of stock options	-	740	-	-	740
– Units conversion (1)
• January 24, 2003 private placement	5,804,445	1,849,550	(5,804,445)	(1,849,550)	-
• June 18, 2003 private placement	7,139,885	1,939,162	(7,139,885)	(1,939,162)	-
• October 15, 2003 private placement	7,250,000	1,332,875	(7,250,000)	(1,332,875)	-
• November 28, 2003 private placement	6,984,750	1,257,455	(6,984,750)	(1,257,455)	-
• December 10, 2003 private placement	1,477,430	398,906	(1,477,430)	(398,906)	-
	28,656,510	6,778,688	(28,656,510)	(6,777,948)	740
February 29, 2004	88,715,272	30,625,324	-	-	30,625,324

Subscribed for cash -- Private placements units – net of finder fees • March 1, 2004 private placement • October 18, 2004 private placement	- -	- -	18,749,703 7,975,241	7,349,893 3,234,972	7,349,893 3,234,972
Private placement flow-through shares - net • October 18, 2004 private placement • December 29, 2004 private placement	1,385,000 888,890	560,925 400,000	- -	- -	560,925 400,000
-- Exercise of share purchase warrants	4,370,750	1,496,688	-	-	1,496,688
Total before non-cash transactions	6,644,640	2,457,613	26,724,944	10,584,865	13,042,478
Non-cash transactions
-- March 1, 2004 Units issued for finder fees (2)	-	-	1,500,000	-	-
– Units conversion (1)
• March 1, 2004 private placement	20,249,703	7,349,893	(20,249,703)	(7,349,893)	-
• October 18, 2004 private placement	7,975,241	3,234,972	(7,975,241)	(3,234,972)	-
	28,224,944	10,584,865	(28,224,944)	(10,584,865)	-
February 28, 2005	123,584,856	43,667,802	-	-	43,667,802

(1) The Company signed irrevocable agreements and received funds from unit subscribers whereby it had an obligation to issue common shares and purchase warrants to the subscribers without additional cash consideration when the subscribers converted their units.

    (2)    There were 1,500,000 units issued for finder fees as part of the March 1, 2004 private placement.

…/8

#

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 8 –

Note 7

SHARE CAPITAL (continued)

There were no shares held or released from escrow during the year.

a)

Options

The Company has a fixed share purchase option plan pursuant to the TSX Venture Exchange policy which permits the issuance of options of up to 10% of the Company’s issued share capital. Share purchase options outstanding:

Date of Grant	Price	Balance Feb. 29 2004	Granted	Exercised	Cancelled	Balance Feb. 28 2005	Expiration date

May 4, 1999	$0.50	88,000	-	-	88,000	-	May 4, 2004
Jan 21, 2000	$0.40	200,000	-	-	200,000	-	Jan 21, 2005
Apr 10, 2000	$0.50	65,000	-	-	-	65,000	(1)Apr 10, 2005
May 4, 2001	$0.50	632,000	-	-	70,000	562,000	May 4, 2006
Oct 24, 2001	$0.50	785,000	-	-	-	785,000	Oct 24, 2006
Mar 8, 2002	$0.40	600,000	-	-	-	600,000	Mar 8, 2007
Mar 8, 2002	$0.90	450,000	-	-	-	450,000	Mar 8, 2007
Feb 14, 2003	$0.40	2,340,000	-	-	-	2,340,000	Feb 14, 2008
Nov 18, 2003	$0.25	2,730,000	-	-	-	2,730,000	Nov 18, 2008
Jan 7, 2004	$0.25	550,000	-	-	-	550,000	Jan 7, 2009
Aug 27, 2004	$0.40	-	2,695,000	-	-	2,695,000	Aug 27, 2009
Jan 24, 2005	$0.40	-	1,320,000	-	-	1,320,000	Jan 31, 2010
Totals		8,440,000	4,015,000	-	358,000	12,097,000

(1)  See subsequent events note 12 a

a)

Warrants

Share purchase warrants outstanding:

Date of Private Placement Announcement	Price	Balance Feb. 29 2004	Granted	Exercised	Expired	Balance Feb 28 2005	Expiration date

Dec 31, 2002	$0.35	296,250	-	180,000	116,250	-	Jul 24, 2004
Aug 27, 2001	$0.55	1,000,000	-	-	1,000,000	-	Aug 27, 2004
Jan 24, 2003	$0.45	5,804,445	-	-	5,804,445	-	Oct 4, 2004
June 18, 2003	$0.45	7,139,885	-	1,930,000	-	5,209,885	(1)Mar 19, 2005
Oct 15, 2003	$0.25	6,075,000	-	2,100,000	-	3,975,000	Nov 07, 2005
Nov 28, 2003	$0.25	6,339,000	-	160,750	-	6,178,250	Dec 30, 2005
Dec 10, 2003	$0.40	1,477,430	-	-	-	1,477,430	Jan 21, 2006
Mar 1, 2004	$0.60	-	20,249,703	-	-	20,249,703	Mar 12, 2006
Oct 18, 2004	$0.75	-	2,611,100	-	-	2,611,100	Nov 29, 2006
Oct 18, 2004	$0.75	-	1,376,519	-	-	1,376,519	Dec 2, 2006
Totals		28,132,010	24,237,322	4,370,750	6,920,695	41,077,887

      (1)  See subsequent events note 12 e & j

…/9

#

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 9 –

Note 7

SHARE CAPITAL (continued)

c)   Stock based compensation plans

The Company follows the fair value method of accounting for its stock-based compensation plans.  The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model.  The total amount of compensation cost recognized for an award of stock-based compensation is based on the number of stock options that are eventually vested. As all stock options granted are immediately exercisable, the related compensation cost of $188,705 (2004 - $49,284) is recognized in the income statement, and the offsetting entry is to shareholders’ equity as contributed surplus.

Since January 1, 2002, the Company has granted 10,935,000 share purchase options of which 50,000 were exercised leaving a net balance of 10,885,000 as follows:

Date of Grant	Price	Balance February 29 2004	Granted	Exercised	Balance February 28 2005	Expiration date	Stock-based Compensation Calculated	Sub-total For each year

Mar 8, 2002	$0.40	800,000	-	-	800,000	Mar 8, 2007	$430,400
Mar 8, 2002	$0.90	450,000	-	-	450,000	Mar 8, 2007	$38,520
Feb 14, 2003	$0.40	2,340,000	-	-	2,340,000	Feb 14, 2008	$89,154	$558,074

Nov 18, 2003	$0.25	2,730,000	-	-	2,730,000	Nov 18, 2008	$41,144
Jan 7, 2004	$0.25	550,000	-	-	550,000	Jan 7, 2009	$8,140	$49,284

Aug 27, 2004	$0.40	-	2,695,000	-	2,695,000	Aug 27, 2009	$126,665
Jan 24, 2005	$0.40	-	1,320,000	-	1,320,000	Jan 31, 2010	$62,040	$188,705

Totals		6,870,000	4,015,000	-	10,885,000		$796,063

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2 to 3%
Dividend yield	0
Estimated hold period prior to exercise (years)	5
Volatility in the price of the Company’s common shares	42.82%

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

… /10

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 10 –

Note 7

SHARE CAPITAL (continued)

d)   Contributed Surplus

	2005 $	2004 $
Balance – beginning	606,618	558,074
• Stock options – granted and vested	188,705	49,284
• Stock options – exercised	-	(740)
	188,705	48,544
Balance – ending	795,323	606,618

 e)

Flow-through Shares

During the year, the Company issued 2,856,390 flow-through shares and used the flow-through proceeds to   incur exploration expenditures of $1,227,125 on or before December 31, 2005 and has renounced this amount to the flow-through shareholders effective December 31, 2004.  The Company’s expenditures for the year exceeded the amount renounced and as a result it has no further commitments in this regard.

Note 8

RELATED PARTY TRANSACTIONS

During the year, the Company had the following transactions with officers and directors and other Companies with which officers or directors are related:

	2005 $	2004 $

Management fees Consulting fees	52,000 15,000	48,000 -

Note 9

EXPLORATION EXPENDITURES AND ACCUMULATED LOSSES

Under the Canadian Income Tax Act, a Canadian entity in exploration and mining industries can accumulate its resources related exploration expenses and development expenses (as defined by Canada Revenue Agency), carry them forward indefinitely and use them to reduce taxable income in the future.  As of February 28, 2005, the Company has Cumulative Canadian Exploration expenses (CCEE) of $20,203,886 (2004 - $11,823,203) and Cumulative Canadian Development expenses (CCDE) of $2,010,000 (2004 - $1,970,000) that can be used to reduce exploration and development taxable income in the future.

The Company has accumulated losses for Canadian income tax purposes of $9,101,184 which may be carried forward and used to reduce taxable income in future years.  Under present tax legislation, these losses will expire as follows:

$
2006	283,644
2007	435,037
2008	835,202
2009	1,577,844
2010	1,379,073
2011	1,804,972
2015	2,785,412
9,101,184

…/11

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 11 –

Note 10

LEASE OBLIGATIONS

a)

The Company leases its head office under an agreement expiring August 31, 2007. Minimum annual rents are $42,104 plus a proportionate share of the property taxes and operating expenses. The total minimum obligation under this lease over the next three years is as follows:

$
Fiscal Year
- 2006	42,104
- 2007 - 2008	42,104 21,052

b)

The Company rents its Ferguson Lake Camp Lodge under an agreement expiring March 30, 2007 with a renewal option for a further 2 years. Minimum annual rents are $42,672 plus related taxes. The minimum obligation under this lease over the next three years is as follows:

$
Fiscal Year
- 2006	42,672
- 2007	42,672
- 2008	3,556

c)

The Company rents its office copier under a 48-month operating lease expiring February 2006 and a colour copier under a 60 month operating lease expiring April 2009 with annual lease payments of $18,732.  The minimum obligation under this lease over the next five years is as follows:

$
Fiscal Year
- 2006	18,732
- 2007 - 2008 - 2009 - 2010	7,680 7,680 7,680 1,280

Note 11

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, refundable deposits, accounts payable and accrued liabilities, and loans payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

... /12

#

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 12 –

Note 12

SUBSEQUENT EVENTS

a)

The Company received $32,500 pursuant to the exercise of 65,000 April 10, 2005 share purchase options.

b)

The Company received $60,000 pursuant to the exercise of 150,000 March 8, 2007 share purchase options.

c)

The Company received $72,000 pursuant to the exercise of 180,000 August 27, 2009 share purchase options.

d)

The Company received $4,000 pursuant to the exercise of 10,000 January 31, 2010 share purchase options.

e)

The Company received $2,330,525 pursuant to the exercise of 5,178,945 March 19, 2005 share purchase warrants.

f)

The Company received $212,500 pursuant to the exercise of 850,000 November 7, 2005 share purchase warrants.

g)

The Company received $99,563 pursuant to the exercise of 398,250 December 30, 2005 share purchase warrants.

h)

The Company received $132,000 pursuant to the exercise of 330,000 January 21, 2006 share purchase warrants.

i)

The Company received $375,000 pursuant to the exercise of 625,000 March 12, 2006 share purchase warrants.

j)

In March 2005, 30,940 March 19, 2005 share purchase warrants expired.

Note 13

UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

a)

Exploration Expenditures

Under CDN GAAP, exploration expenditures are capitalized until the property is sold or abandoned.  If developed, the deferred expenditures are amortized over the expected benefit period.  There can be no assurance of the commencement of operations. US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

... /13

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 13 –

NOTE 13

UNITED STATES ACCOUNTING PRINCIPLES (continued)

b)

Flow-through Shares and Future Income Tax Recovery

Under Canadian GAAP flow-through shares are recorded at the value of compensation received less an amount equal to future income tax liability resulting from the related renounciation of qualified exploration expenditures as a reduction in share capital. The Company also recognizes in operations the realization of future income tax benefits of previously unrecorded future income tax assets on the date of renouncement of the expenditures to the flow-through share investors.  Under US GAAP flow-through shares have a carrying value equal to that of non flow-through shares and the difference between the fair value of the shares and the value of compensation received is reported as a recovery of deferred tax benefit on the statement of operations.  As the value of the compensation received for flow-through shares issued during the year was equal to the fair value of non flow-through shares on the date issued, no recovery of deferred tax benefit is required for US GAAP purposes.

c)

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

d)

Interest expense on related party debt

Under US GAAP, in the absence of an established interest rate, the present value of the loan is determined by discounting the loan using an imputed rate of interest.  The imputed interest rate used is one that approximates the rate that an independent borrower and lender would have negotiated in a similar transaction. Any difference between the face amount of the loan and its present value is accounted for as a discount or premium and amortized over the term of the loan.

e)

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

.../14

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 14 –

NOTE 13      UNITED STATES ACCOUNTING PRINCIPLES (continued)

f)

The following summarizes the balance sheet items with material variations under US GAAP: (1)

	2005 $	2004 $
Mineral property	-	-
Deferred income tax liability	-	-
Share capital	46,760,726	33,718,248
Additional paid-in capital	850,414	771,118
Accumulated deficit	(46,627,423)	(34,797,066)

(1)

The following tables (g and h) summarize how the balance sheet items (Share capital, Additional        paid-in capital and Accumulated deficit) have been derived.

g)

The following table summarizes the effect of differences between CDN GAAP and US GAAP on loss:

	April 22 1994 (Inception) to February 28,2005	2005 $	2004 $	2003 $
Loss under CDN GAAP	(9,189,893)	(1,921,900)	(1,723,364)	(1,970,057)
US GAAP material adjustments: * Write-off of mineral property expenditures	(32,351,441)	(9,670,383)	(3,054,414)	(6,506,070)
* Shares for mineral property	(1,700,000)	-	-	-
* Future income tax expense	180,376	180,376	-	-
* Future income tax recovery	(418,450)	(418,450)	-	-
* Compensation expense:
- Management services	(45,500)	-	-	-
- escrow share release	(3,092,924)	-	-	-
* Interest expense on related party debt	(9,591)	-	-	-
Net loss under US GAAP	(46,627,423)	(11,830,357)	(4,777,778)	(8,476,127)
Loss per share under US GAAP		0.1092	0.0680	0.1632
Weighted average number of shares under US GAAP		108,333,048	70,241,100	51,906,222

.../15

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 15 –

NOTE 13      UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)

The following table summarizes the effect on shareholders’ equity (deficiency) after considering the US GAAP adjustments:

	Share Capital $	Additional paid-in Capital $	Accumulated Deficit $	Total Shareholders’ equity (Deficiency) $
Balance – February 28, 2002	21,681,230	55,091	(21,543,161)	193,160
Share capital issued under CDN GAAP	6,401,505	-	-	6,401,505
Contributed surplus under CDN GAAP	-	558,074	-	558,074
Loss under CDN GAAP	-	-	(1,970,057)	(1,970,057)
US GAAP material adjustments:
• Mineral property write-off	-	-	(6,506,070)	(6,506,070)
Balance – February 28, 2003	28,082,735	613,165	(30,019,288)	(1,323,388)

Share capital issued under CDN GAAP	5,635,513	-	-	5,635,513
Contributed surplus under CDN GAAP	-	48,544	-	48,544
Net loss under CDN GAAP	-	-	(1,723,364)	(1,723,364)
US GAAP material adjustments:
• Mineral property write-off	-	-	(3,054,414)	(3,054,414)
Balance – February 29, 2004	33,718,248	661,709	(34,797,066)	(417,109)

Share capital issued under CDN GAAP	12,624,028	-	-	12,624,028
Contributed surplus under CDN GAAP	-	188,705	-	188,705
Net loss under CDN GAAP	-	-	(1,921,900)	(1,921,900)
US GAAP material adjustments:
• Mineral property write-off	-	-	(9,670,383)	(9,670,383)
• Future income tax expense	-	-	180,376	180,376
• Future income tax recovery	418,450	-	(418,450)	-
Balance – February 28, 2005	46,760,726	850,414	(46,627,423)	983,717

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 16 –

NOTE 13      UNITED STATES ACCOUNTING PRINCIPLES (continued)

i)

The following table summarizes the effect on cash flows after considering the US GAAP adjustment:

Cash flows from operating activities

	April 22 1994 (Inception) to February 28,2005	2005 $	2004 $	2003 $
Per CDN GAAP	(7,814,722)	(1,645,106)	(2,546,103)	(533,084)
Mineral properties expensed as incurred	(32,622,451)	(9,670,383)	(3,054,414)	(6,506,070)
Amortization of exploration equipment	22,575	22,575	-	-
Per US GAAP	(40,414,598)	(11,292,914)	(5,600,517)	(7,039,154)

Cash flows from investing activities

	April 22 1994 (Inception) to February 28,2005	2005 $	2004 $	2003 $
Per CDN GAAP	(32,778,131)	(9,804,045)	(3,054,414)	(6,506,070)
Mineral properties expensed as incurred	32,622,451	9,670,383	3,054,414	6,506,070
Amortization of exploration equipment	(22,575)	(22,575)	-	-
Per US GAAP	(178,255)	(156,237)	-	-

j)  New Accounting Standards

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. The recently issued accounting standards are summarized as follows:

U.S. Standards

In December 2004, the Financial Accounting Standards Board (“FASB” issued Statement of Financial Accounting Standards No. 153, “Exchange of Non monetary Assets – an amendment of APB Opinion No. 29” (SFAS 153”) which amends Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Non monetary Transactions” to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal period beginning after June 15, 2005. The Company does not expect that adoption of SFAS 153 will have a material impact on its results from operations or financial position.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. As the Company is using fair value method to recognize stock-based compensation, the Company does not expect that adoption of SFAS 123R will have a material impact on its results from operations or financial position.

         …/17

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 17 –

NOTE 13      UNITED STATES ACCOUNTING PRINCIPLES (continued)

j)  New Accounting Standards (continued)

U.S.  Standards (continued)

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154”) which replaces APB Opinion No. 20, “Accounting Changes” and FASB 3 “Reporting Accounting Changes in Interim Financial Statement”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle.  It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transaction provisions, those provisions should be followed. SFAS 154 requires to report all voluntary changes in accounting principle via retrospective application, unless impracticable, enhances the consistency of financial information between periods. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date of SFAS 154 is issued.

Canadian Standards

In June 2003 and amended in September 2004, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15 Consolidation of Variable Interest Entities (AcG-15), which is harmonized with FASB Interpretation No. 46R with the same title, to provide guidance for applying the principles in Section 1590 “Subsidiaries”, to certain special-purpose entities. The consolidation requirement in the Guideline is effective for all annual and interim periods beginning on or after November 1, 2004. The amendments are intended to result in more consistent application of consolidation principles to variable interest entities (VIEs), in accordance with the objective of requiring an enterprise to consolidate entities in which it has a controlling financial interest. The Company does not expect that adoption of AcG-15 will have a material impact on its results from operations or financial position.

In January 2004, the CICA issued Emerging Issues Committee Abstract, EIC-144 Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor, which provides guidance on how a customer (including a reseller) of a vendor’s products should account for cash consideration received from a vendor. EIC-144 should be applied retroactively to all financial statements for the first interim or annual fiscal period ending after August 15, 2004. As the Company is still in pre-operating stage with no revenue, the Company does not expect that adoption of EIC-144 will have a material impact on its results from operations or financial position.

In January 2004 and amended in December 2004, the CICA issued Accounting Guideline No. 18 “Investment Companies” (“AcG-18”). AcG-18 requires investment companies to carry investment at fair value when they otherwise would have had to consolidated them or account for them using the equity method.  (An investment company will, however, consolidate a controlling interest in another investment company The Company does not expect that adoption of AcG-18 will have a material impact on its results from operations or financial position.

         …/18

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 18 –

NOTE 13      UNITED STATES ACCOUNTING PRINCIPLES (continued)

j)  New Accounting Standards (continued)

In January 2005 and amended in March 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trust”, which provides guidance on how exchangeable securities representing the retained interest in a subsidiary of an income trust should be presented on the consolidated balance sheet of the income trust, the exchangeable securities be measured, the accounting treatment for the conversion of exchangeable securities that are not presented as part of unitholders’ equity, and earnings per shares be calculated.  EIC –151 will apply for financial years beginning on or after June 30, 2005, with earlier adoption encouraged. The Company does not expect that adoption of EIC-151 will have a material impact on its results from operations or financial position.

                            Canadian Standards (continued)

In March 2005, the CICA issued EIC-152 “Mining Assets – Impairment and Business Combination”, which provides guidance on an issue when testing mining assets for impairment under CICA 3063, some mining entities exclude estimated cash flows associated with the economic value of a mining asset beyond that asset’s proven and probable reserves, and those estimated cash flows may also exclude the effects of anticipated fluctuations in the future market price of minerals over the period of cash flows. EIC–152 will apply for financial years beginning on or after March 16, 2005. As the Company is a pre-operating stage entity and capitalizes deferred exploration cost under AcG-11, the Company does not expect that adoption of EIC-152 will have a material impact on its results from operations or financial position unless development of properties occurs.

In April 2005, the CICA issued new Section 1530 “Comprehensive Income”, the new section establishes standards for reporting and display of comprehensive income. The main feature of Section 1530 is a requirement for an enterprise to present comprehensive income and its components, as well as net income, in its financial statements. Section 1530 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3251 “Equity”. The new section, which replaces section 3250 “Surplus”, establishes standards for the presentation of equity and changes in equity during the reporting year. The main feature of Section 3250 is a requirement for an enterprise to present separately each of the changes in equity during the year, including comprehensive income, as well as components of equity at the end of the year. Section 3251 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3855 “Financial instruments – recognition and measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The main features of Section 3855 are classified financial assets as held for trading, held to maturity, loans and receivables, or available for sales and their measurement. Section 3855 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3861 “Financial instruments – disclosure and presentation”, which replaces section 3860 “Financial instruments – disclosure and presentation”, and establishes standards for the presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Section 3861 will apply for fiscal years beginning on or after November 1, 2004.

…/19

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)

(Presented in Canadian Dollars)

PAGE – 19 –

NOTE 13      UNITED STATES ACCOUNTING PRINCIPLES (continued)

j)  New Accounting Standards (continued)

In April 2005, the CICA issued new Section 3865 “Hedges”, which establishes standards for when and how hedge accounting may be applied. Section 3865 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In May 2005, the CICA issued Accounting Guideline (“AcG”) - 19 “Disclosure by entities subject to rate regulation”. The guideline presents the views of the Accounting Standard Board on certain aspects of the disclosure and presentation of  information in the financial statements of entities providing services or products for which customer rates are established, or subject to approval, by a regulator or a governing body empowered by status or contract to set rate. The Company does not expect that adoption of AcG-19 will have a material impact on its results from operations or financial position.

NOTE 14

COMPARATIVE  FIGURES

Certain comparative figures have been reclassified to conform with the current year’s presentation

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starfield Resources Inc.

Registrant

Dated: August 29, 2005	Signed: /s/ Glen Indra
Glen Indra, President/Treasurer/Director

#