Form 20-F/A
period 2005-02-28
STARFIELD RESOURCES INC
filed 2005-09-16
CIK 1074795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Amendment #1

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

The Company’s 20-F Annual Report for the fiscal year ended February 28, 2005 originally filed on August 31, 2005 contained a typographic error and an incorrect number within its Table No. 6, “Shareholdings of Directors and Senior Management”. The corrected table follows.

Table No. 6 lists, as of 7/31/2005, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 6

Shareholdings of Directors and Senior Management

______________________________________________________________________________

______________________________________________________________________________

Title Of Class	Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class #

Common	Glen J. Indra (1)	6,804,500	4.96%
Common	Glen MacDonald (2)	3,446,000	2.54%
Common	Robert Maddigan (3)	1,773,680	1.31%
Common	Henry Giegerich (4)	475,000	0.35%
Common	Ross Glanville (5)	300,000	0.22%
Common	Ming Wong (6)	228,500	0.17%
	Total Directors/Management	13,027,680	9.18%

-----------------------------------------------------------------------

(1)

269,500 of these shares are held in the name of Floralynn Investments Ltd., a company 100% owned by Glen J. Indra. 3,607,000 of these shares are represented by currently exercisable share purchase options.

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

# Based on 133,454,551 shares outstanding as of 7/30/2005 and the currently exercisable options and warrants held by each individual.

_______________________________________________________________________

____________________________________________________________________ __

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starfield Resources Inc.

Registrant

Dated: September 13, 2005	Signed: /s/ Glen Indra
Glen Indra, President/Treasurer/Director