Form 20-F
period 2006-02-28
STARFIELD RESOURCES INC
filed 2006-09-14
CIK 1074795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[    ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2006

OR

[    ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[    ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

STARFIELD RESOURCES INC.

 (Exact name of Registrant as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

420-465 Howe Street, Vancouver, British Columbia, Canada  V6C 2T6

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           163,350,351

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  __     No   xxx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes XXX   No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  XXX  N/A  ___

Index to Exhibits on Page 78

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 7/30/2006 the names of the Directors of the Company.

Table No. 1

Directors

Name	Age	Date First Elected/Appointed

Glen Indra	58	November, 1997
Glen MacDonald (2)	57	November 1997
Robert Maddigan (1) (2)	42	November 2003
Henry M. Giegerich (1) (2) (3)	75	January, 2000
Ross Glanville (1) (3)	59	August, 2004
Norman Betts (3)	51	March, 2006

(1)

Members of the Audit Committee of the Board of Directors.

(2)

Members of the Compensation Committee of the Board of Directors.

(3)

Members of the Corporate Governance and Nominating Committee.

1.A.2.  Senior Management

Table No. 2 lists, as of 7/30/2006, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name	Age	Position	Date of Appointment

Glen J. Indra	58	President	November 1997
Ming Wong	59	Corporate Secretary	March 2005
David Lewis	61	Chief Financial Officer	June 2006

Glen Indra’s business functions, as President of the Company, include leading the search for businesses opportunities, strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to Board of Directors.  The President shall be the Chief Executive Officer and, subject to the authority of the Board, shall have general supervision of the business of the Company, and shall have other powers and duties as the Board may specify.  Mr. Wong’s business functions, as Corporate Secretary, include financial and corporate administrative matters.  He shall give or cause to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board, and shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose.  Mr. Lewis’ business functions as Chief Financial Officer include acting as Principal Accounting Officer, keeping proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping and the disbursement of the funds of the Company.  He shall render to the Board whenever required an account of all his transaction as CFO and of the financial position of the Company, and shall have such powers and duties as the Board may specify.

1.C.  Auditors

The Company’s auditors for its financial statements for the fiscal year ended February 28, 2006 is Davidson & Company LLP, Chartered Accountants, Vancouver, British Columbia. The auditor for each of the preceding four years has been Loewen, Stronach & Co., Chartered Accountants, Vancouver, British Columbia. There was no disagreement between the Company and its prior auditor.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2006 was audited by Davidson & Company LLP, Chartered Accountants. The auditor for Fiscal 2005 and 2004, as well as Fiscal 2003 and 2002, was Loewen, Stronach & Co., was derived from the financial statements of the Company. Loewen, Stronach & Co., Chartered Accountants, independent auditors.

The information in Table No. 3 was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5, “OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

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

#

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	2/28/06	2/28/05	2/29/04	2/28/03	2/28/02

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($2,695)	($1,922)	($1,723)	($1,970)	($1,390)
Earnings (Loss) Per Share	($0.02)	($0.02)	($0.02)	($0.04)	($0.04)

Net Income (Loss) US GAAP	($14,731)	($11,830)	($4,778)	($8,476)	($7,804)
EPS (Loss) US GAAP	($0.11)	($0.11)	($0.07)	($0.16)	($0.22)
Wtg.Avg.No.Shares US GAAP	139,439	108,333	70,241	51,906	35,370

Dividends Per Share	$0	$0	$0	$0	$0
Dividends Per Share (US GAAP)	$0	$0	$0	$0	$0
Wtg.Avg.No.Shares Cdn GAAP	139,439	108,333	70,241	51,906	35,370

Working Capital	$803	$839	($432)	($1,344)	$777
Resource Properties	$46,375	$34,051	$24,381	$21,327	$14,821
Long Term Debt	Nil	Nil	Nil	Nil	$634
Long Term Debt (US GAAP)	Nil	Nil	Nil	Nil	$634
Shareholder’s Equity	$45,553	$34,855	$23,964	$20,003	$15,014
Total Assets	$48,923	$35,689	$25,425	$21,596	$15,958
Total Assets (US GAAP)	$2,549	$1,638	$1,044	$269	$1,137

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

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

July 2006		$1.14	$1.11	$1.13
June 2006		1.12	1.10	1.12
May 2006		1.13	1.09	1.10
April 2006		1.18	1.12	1.12
March 2006		1.17	1.13	1.17
February 2006		1.16	1.14	1.14

Fiscal Year Ended 2/28/06	$1.19	$1.26	$1.14	$1.14
Fiscal Year Ended 2/28/05	1.28	1.40	1.18	1.23
Fiscal Year Ended 2/29/04	1.36	1.49	1.27	1.34
Fiscal Year Ended 2/28/03	1.56	1.60	1.49	1.53
Fiscal Year Ended 2/28/02	1.57	1.61	1.51	1.60

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

Risks Associated with Reclamation Obligations

Reclamation requirements vary depending on the location and the managing agency, but they are similar in that they aim to minimize long-term effects of exploration by requiring the operating company to control possible harmful discharges and to reestablish to some degree, pre-disturbance landforms and vegetation.  Starfield Resources is actively providing for or has carried out any requested reclamation activities on its properties. Reclamation obligations are provided for in a bond deposited with the Government of Nunavut in the amount of $42,866 and is listed as Refundable deposits under Current Assets in the Balance Sheet.

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

Financing Risks

The Lack of Assurance that Starfield Resources’ will be able to Meet its Future Capital Requirements which could cause a delay in, or cessation of, Operations

While the Company has met exploration expenditures on the Ferguson Lake Property as of 2/28/06, according to its obligations, further expenditures would likely require additional equity or debt financing.  Starfield has no source of operating cash flow to fund future exploration projects or corporate overhead.  The Company has limited financial resources, and there is no assurance that additional funding will be available.  Starfield’s ability to continue exploration of its properties will be dependent upon its ability to raise significant additional funds in the future. The only source of funds available to the Company for future exploration expenditures is through the sale of its equity shares.  Even if the results of future exploration are encouraging, Starfield may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its property, there is no assurance that such funds will be available.  If available, future equity financing may result in substantial dilution to purchasers under such offerings.

The Company Has a History of Net Losses and Expects Losses to Continue for the Foreseeable Future

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  As of the end of the most recent fiscal year dated February 28, 2006, the Company historical net loss totals $11,885,387. Starfield has no history of significant earnings, and due to the nature of its business, there can be no assurance that the Company will be profitable.  The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future.

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

The Company has a Dependence Upon Key Management Employees, the Absence of Which Would Have a Negative Effect on the Company’s Operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including Glen Indra, President, Glen MacDonald, Director, Ming Wong, Corporate Secretary, and David Lewis, Chief Financial Officer.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company does not carry any formal services agreements between itself and its directors, and the Company does not carry any “Key Man” Life Insurance.

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

The Company's head office is located at:

    Suite 420, 625 Howe Street,

    Vancouver, British Columbia V6C 2T6.

    Telephone: (604) 608-0400

    Facsimile: (604) 608-0344

The contact person is:

    Glen J. Indra, President and Director.

The Company has an unlimited number of common shares authorized, an unlimited number of first preferred shares authorized, and an unlimited number of second preferred shares authorized.  All of these shares have no par value.  To date, no first preferred shares and no second preferred shares have been issued.  As of 2/28/2006, the end of the Company’s most recent fiscal year, there were 163,350,351 common shares outstanding.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SRU" and NASD-OTC Bulletin Board in United States, under the trading symbol “SRFDF”. The Company’s shares are also registered to trade on the Frankfurt, Germany Stock Exchange.

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

At the most recent Annual and Special Meeting of the Company held on July 28, 2006, shareholder’s approved a resolution to allow the Company to continue from Alberta into British Columbia under the Business Corporations Act (British Columbia). Such Continuation would require the filing of an application of continuation and Notice of Articles with the British Columbia Registrar of Companies. The application for continuation is at the sole discretion of the Company’s Board of Directors and they may decide not to proceed with the Continuation.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Capital Expenditures

Fiscal 2004:

$3,054,414 for mineral property exploration.

Fiscal 2005:

$9,804,045 for mineral property exploration and acquisition of equipment.

Fiscal 2006:

$12,734,376 for mineral property exploration and acquisition of equipment.

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

The Company, pursuant to an Offering Memorandum dated 4/2/1999, issued 1,500,000 Special Warrants at $0.50 per Special Warrant. (600,000 of these special warrants were sold to related parties.) Each Special Warrants comprised of one Common Share in the capital of the Company and one Common Share Purchase Warrant (“Warrant”). Each Warrant together with payment of $0.60 entitled the holder to acquire a further Common Share in the capital of the Company for a period of 12 months from the date of issue.  As part of the Offering Memorandum, the Company offered up to 1,000,000 Flow Through Special Warrants at $0.50 each.  Each Flow Through Special Warrant is comprised of one Flow Through Common Share and one half common share purchase Warrant. No Flow Through Special Warrants were issued.

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

In June 2005, the Company closed the private placement of 2,000,000 flow-through common shares at a price of $0.55 per share. Gross proceeds from the placement were $1,100,000, with Finder’s Fees of $44,000 paid to Carl Jones and $55,000 to Jory Capital Inc.

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

In September 2005, the Company closed a non-brokered private placement of 1,030,000 flow-through common shares at $0.55 per share for gross proceeds of $566,500. Finder’s Fees of $1,320 were paid to Dundee Securities Corp.

In November 2005, the Company closed the private placement of 5,552,219 flow-through common shares at a price of $0.45 per share for gross proceeds of $2,498,499. Finder’s fees $8,280 were paid to Carl Jones and Agents’ Fees of $80,000 were paid to Limited Market Dealers Inc.

In February 2006, the Company completed the private placement of 3,123,776 flow-through common shares at a price of 45 cents per flow-through share, and 9,999,875 non-flow through common share units at a price of $0.40 per non-flow through unit. Each non-flow through unit consisted of one common share and one common share purchase warrant, with each two warrants exercisable into one non-flow through common share at a price of $0.50 per share. Of the warrants in the non-flow through units, 3,250,000 of the warrants will expire on December 28, 2007 and 6,749,875 will expire on January 20, 2008. Gross proceeds of the placement were $5,405,649. Finder’s Fees of $114,737 were paid to Cenkos Securities Ltd., $112,456 were paid to Limited Market Dealer Inc., $68,260 were paid to Williams de Broe and $34,000 were paid to Carl Jones.

Subsequent to the most recent fiscal year-end, In June 2006 the Company completed a non-brokered private placement of 5,571,796 flow-through common shares at a price of $0.65 per flow-through share, and 24,424,501 non-flow through common share units at a price of $0.53 per unit. Each non-flow through unit consisted of one non-flow through common share and one-half of a common share purchase warrant, with each full warrant exercisable into one non-flow through common share at a price of $0.75 until May 10, 2007. Total gross proceeds from both the flow-through and non-flow through portions of the placement were $16,566,653. Finders’ Fees of 7% cash of the gross proceeds raised and finder’s warrants to acquire the number of common shares equal to 3.35% of the units and flow-through common shares subscribed exercisable at a price of $0.65 per share for a period of one year from closing was payable to Max Capital Markets Ltd.

The Company’s current focus is on exploration at its 100% owned Ferguson Lake property, 240 kilometers west-southwest of Rankin Inlet in Nunavut Territory of northern Canada. Access to the property is by fixed wing aircraft from either Rankin Inlet or Thompson, Manitoba to an airstrip adjacent to the exploration camp.

The Ferguson Lake property hosts a large nickel-copper-cobalt-palladium-platinum mineral resource.

Plan Of Operations

Source of Funds for Fiscal 2007

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

The Company had working capital of $802,947 as of 2/28/2006, the end of the most recent fiscal year, and working capital of $839,920 at 2/28/2005.  The Company had $2,134,103 in cash and cash equivalents as of 2/28/2006 and $1,329,164 at 2/28/2005. Subsequent to Fiscal 2006 Year End, the Company closed the private placement of 5,571,796 flow-through common shares at a price of $0.65 per flow-through share, and 24,424,501 non-flow through common share units at a price of $0.53 per unit, for total gross proceeds of $16,566,653. Also subsequent to the fiscal year-end, the Company issued 85,000 common shares pursuant to the exercise of options for proceeds of $37,500, and issued 1,033,334 common shares pursuant to the exercise of warrants for proceeds of $620,000.

Use of Funds for Fiscal 2007

During Fiscal 2007, the Company estimates that it might expend approximately $2,280,000 on general/administrative expenses.  During Fiscal 2007, the Company estimates that it might expend $10,000,000 on property acquisition and exploration expenses.  These estimates are contingent upon many factors.

Anticipated Changes to Facilities/Employees

The Company will continue to focus its efforts on the exploration of the Ferguson Lake property.  The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

At 2/28/2006, 2/28/2005 and 2/29/2004 the Company generated no sales revenue.

At 2/28/2006, 2/28/2005, and 2/29/2004, all of the Company’s assets of $48,923,459, $35,689,464, and $25,425,329, were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration and/or production activities require permits from various Canadian Federal, Provincial and territorial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs for Fiscal Year 2007.

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

Ferguson Lake Property

The Ferguson Lake property is located in the Nunavut Territory, Canada. Currently, the property covers 1,322,735 acres.

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

In July 2003, the Company entered into an option agreement with Wyn Developments whereupon the Company can earn a 50% interest in Wyn’s 5,165 hectares located contiguous to the eastern and western boundaries of the Ferguson Lake property. Wyn’s has an underlying option agreement to earn a 100% interest in the property from Hunter Exploration Group (the “Hunter Agreement”) by expending $1,000,000 on exploration over the next 3 years. To earn a 50% interest, Starfield must spend $500,000 in exploration and Wyn must spend $487,715. The property expenditures are required to be made as follows:

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

The exploration commitments were not completed by either party. Therefore, During the fiscal year ended February 28, 2006, the Company wrote-down its acquisition costs in the joint-venture properties to $1 and wrote-off the exploration costs to date. However, the Company and Wyn still retain interests in certain claims that fall outside the Hunter agreement and are still maintained in good standing.

Further to the above 50%-50% option agreement, Starfield and Wyn staked an additional 12,912 acres covering prospective magnetic anomalies adjacent to the eastern and western boundaries of the Ferguson Lake property, which increased the area covered by the 50%-50% JV to 25,825 acres.

In January 2004, the Company announced that it had staked 15,495 acres of claims contiguous to the southern boundary of the Ferguson Lake property. Starfield holds these claims 100%. In July 2005, the Company announced that it had staked additional land to cover conductive trends identified during a regional aeromagnetic survey which increased the size of the property by approximately 200% to a total of 1,288,350 acres. During the year ended February 28, 2006, the Company added additional claims to the Ferguson Lake property which currently totals 1,322,735 acres.

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

Prior Exploration

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

Fiscal 2006 Exploration

During fiscal 2006, the Company had 6 objectives for its Ferguson Lake property exploration program:

1.

Complete airborne geophysics over the old and newly staked regional claims of 2,500 square kilometers.

2.

Follow-up SQUID geophysics on conductors discovered in 2004.

3.

Diamond core drilling in the “Pit Area” West Zone to assist in the calculation of new resource evaluations for both the massive sulphides and low sulphide PGE targets.

4.

Diamond core drilling in the West Zone to attempt to connect it with the 119 Zone.

5.

Continue metallurgical laboratory initiatives.

6.

Additional geophysics and possible exploration drilling on the Wyn property option.

Geotech Inc. was contracted to fly a 9,624 line kilometer helicopter VTEM and high resolution magnetic survey over 60% of the Ferguson Lake property. The instrumentation is capable of identifying conductive zones to a depth of 450 meters. It successfully outlined most of the previously known near surface mineralized zones in the central property area, including the East and West Zones, M Zone, Area 51. It also identified numerous other conductive zones on the expanded property. The anomalies were prioritized by the Company’s geophysical contractor, and ground geological crews prospected and sampled outcroppings of 9 conductive VTEM trends with strike lengths of 2 to 8 kilometers that have been determined to be geochemcially anomalous in copper and silver, copper and nickel, or copper and zinc. The VTEM survey also identified approximately 250 anomalies that may have diamond kimberlite potential and require ground follow-up.

Surface and borehole pulse electromagnetic surveys were conducted by Crone Geophysics and Exploration Ltd. Utilizing their SQUID device which has the capability of identifying conductive targets at depths exceeding 800 meters. SQUID was particularly useful in confirming and further defining conductive zones prior to drill testing.

8 diamond drill holes totaling 2,392 meters were completed into the West Zone “Pit Area” to provide additional data on the massive sulphide lenses and to assess footwall PGE mineralization. 9 holes were drilled to provide data for the ongoing geostatistical analyses of grade distribution within the massive sulphide lenses. Highlights of the 17 holes are as follows:

Hole No.	Intervals (m)	Length (m)	Cu %	Ni %	Co %	Pd (g/t)	Pt (g/t)

FL05-243	11.73-14.97 21.50-26.90 40.88-45.27	3.24 5.40 4.39	0.80 1.20 0.84	0.43 0.66 1.03	0.050 0.077 0.125	1.18 1.45 1.73	0.12 0.22 0.08

FL05-242	54.00-76.17	22.17	1.30	0.80	0.095	1.90	0.23

FL05-241	30.85-55.38	24.53	1.19	0.73	0.084	1.61	0.28

FL05-240	29.88-36.82 41.67-44.43	6.94 2.76	1.04 1.10	0.89 0.88	0.104 0.109	1.98 2.07	0.22 0.10

FL05-239	28.47-36.24 40.85-49.29	7.77 8.44	1.25 1.47	0.63 0.72	0.074 0.087	1.56 1.77	0.34 0.25

FL05-238	15.10-22.52 65.00-67.60	7.42 2.60	1.56 0.64	0.86 0.86	0.093 0.102	2.63 2.42	0.31 0.25

FL05-237	7.50-109.17	101.67	1.30	0.74	0.08	1.96	0.39

FL05-236	106.27-122.0	15.73	0.85	1.03	0.113	2.78	0.31

FL05-235	71.77-78.84 83.88-90.90	7.07 7.02	1.29 1.35	0.84 0.97	0.06 0.095	1.90 2.07	0.22 0.44

FL05-222	206.00-209.00 212.00-214.00	3.00 2.00	0.44 0.56	0.28 0.33	0.04 0.04	0.69 1.29	0.10 0.29

FL05-221	153.50-157.05	3.55	0.56	0.99	0.129	3.04	0.68

FL05-220	203.25-206.50	3.25	1.10	0.66	0.085	1.46	0.17

FL05-219	157.64-165.26	7.62	1.15	1.03	0.122	1.84	0.47

FL05-218	131.45-141.00	9.55	1.21	0.90	0.113	1.65	0.22

FL05-217	114.92-116.57 132.77-134.29	1.65 1.52	0.62 1.19	0.83 0.74	0.108 0.092	1.19 1.32	0.23 0.14

FL05-216	108.75-110.00	1.25	1.06	0.99	0.205	1.55	0.27

FL05-215	134.18-137.00	2.82	0.64	1.23	0.154	1.70	0.21

10 holes, ranging in depth from 962 to 1353 meters, were drilled to test the “gap” area between the known western limits of the West Zone at depth and the deep 119 Zone previously drill tested over a 400 meter strike length. Massive sulphide lenses containing good base and precious metal grades over hole lengths of up to tens of meters in six of the holes consistent with those previously obtained from the western part of the West Zone and the 119 Zone, which suggests that the 119 Zone is actually part of the West Zone. Highlights from these holes is as follows:

Hole No.	Intervals (m)	Length (m)	Cu %	Ni %	Co %	Pd (g/t)	Pt (g/t)

05-233	857.14-867.15	10.01	1.13	0.64	0.076	1.70	0.60

05-231	877.42-878.05 888.23-905.12	0.63 16.89	0.29 1.57	1.12 0.78	0.124 0.088	2.46 2.08	0.01 0.47

05-228	640.09-641.44 785.51-786.00	1.35 0.49	1.21 0.30	0.45 0.84	0.063 0.157	0.54 1.35	0.19 0.03

05-226	708.89-716.00 752.19-754.77 761.00-762.40	6.11 2.58 1.40	0.86 0.52 0.82	0.50 0.55 0.71	0.072 0.080 0.121	1.07 0.95 1.37	0.06 0.11 0.11

05-229	806.68-830.00 837.90-842.25	23.33 4.35	1.23 1.10	0.62 0.63	0.076 0.074	1.62 1.85	0.47 0.25

05-223	1017.30-1022.20 1049.00-1067.50	4.90 18.50	1.83 1.66	0.57 0.99	0.077 0.117	1.62 2.55	0.18 2.77

05-224	1056.75-1057.92 1240.45-1240.77	1.17 0.32	0.52 0.16	0.75 0.81	0.087 0.050	1.67 2.36	0.16 0.17

05-230	725.47-726.02 894.38-895.38	0.55 1.00	0.24 0.24	0.80 0.69	0.112 0.093	1.33 1.83	0.14 0.10

05-232	852.47-856.65 864.79-869.32 873.18-880.60	4.18 4.53 7.42	1.68 1.37 1.22	0.89 0.82 0.94	0.103 0.092 0.103	2.21 2.08 2.14	0.60 0.12 0.15

05-234	1245.95-1246.45	0.50	0.13	0.97	0.118	4.39	0.03

05-225	817.89-825.11 833.05-839.40 920.70-921.58	7.22 6.35 0.88	0.67 0.73 1.06	0.58 0.43 0.76	0.068 0.053 0.085	1.52 1.00 1.63	0.13 0.34 0.26

05-227	833.00-835.78 856.56-860.00	2.78 3.44	0.65 0.76	0.91 0.80	0.100 0.086	2.54 2.28	0.75 0.18

05-224	1033.50-1034.75	1.25	<.01	<.01	<.01	7.76	0.21

Positive hydrometallurgical initial laboratory test results have been received which has prompted an acceleration of its 2006/2007 laboratory scoping hydromet-test programs. Studies were conducted on whole rock core samples of massive sulphide mineralization from the proposed “Pit Area”. The hydrometallurgical laboratory test programs have produced up-graded sulphide concentrates which are amenable to further standard flotation processing and/or secondary hydromet processing. From the initial tests, greater than 90% of the nickel was selectively recovered from a secondary hydromet process. These positive achievements are now expected to be duplicated in a larger scale, 450 kilogram primary hydromet test that will generate significant quantities of up-graded sulphide concentrate for secondary hydromet processing and sulphide floatation test-work.

INTERPRETATION and CONCLUSIONS

Diamond drilling to date at Ferguson Lake has encountered copper, nickel, cobalt and PGE (platinum group elements) values associated with fracture-filling, disseminated and semi-massive to massive sulphides over an east-west strike length of 19 kilometers. The three most significant mineral zones identified to date within this overall strike length include the East, West and 119 Zones in which better copper-nickel-cobalt-PGE grades are invariably associated with semi-massive and massive sulphide lenses in all of these zones.

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

N.C. Carter, Ph.D., P.Eng., Independent Consulting Geologist, initially prepared a resource estimate on the Ferguson Lake property in 1999, with further updates as additional drilling discovered new zones and mineralization. The previous estimate was prepared in 2003 which included more than 86,000 meters of 1999-2004 Starfield drilling from 1999-2004 as well as the results of Inco’s drilling in the 1950’s. With the additional exploration performed since 2003, N.C. Carter further updated the resource estimate in April 2006, which includes 108,000 meters of Starfield drilling performed between 1999 and 2005 as well as Inco’s 1950’s drill results. However, the new estimate does not include the results of the 17 drill holes completed in the “Pit Area” in Fiscal 2006.

The property resource estimate includes four areas of mineral resources (East Zone I and II, West Zone, 119 Zone) within and adjacent to the main, +12 kilometers long gabbro host. The most significant of these to date is West Zone, which contains more than 80% of the inferred mineral resources. In view of the widely-spaced drilling completed by Inco between 1951 and 1955 and by Starfield between 1999 and 2001 (principally along 120 metres spaced sections), the mineral resource estimates for East Zone I and II and for West Zone have been categorized as Inferred Mineral Resources, defined by the CIM Standing Committee as being “that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling, gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes”.

Estimates of Inferred Mineral Resources for each of the four principal mineral zones, at cutoff grades of 1%, 1.5% and 2% combined copper + nickel are presented below. A 1% copper + nickel cutoff grade, the lowest used, is considered to be based on reasonable economic assumptions.

Total Inferred Mineral Resource – 2006 Resource Estimate

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

Cutoff Grade	Mineral Zone	Tonnes(millions)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)

1.0% Cu+Ni	West Zone	53.2	0.98	0.56	0.067	1.39	0.25
	119 Zone	7.6	1.33	0.72	0.086	2.01	0.33
	East Zone I	3.7	1.01	0.75	N/A	1.01	0.17
	East Zone II	1.6	0.93	0.80	N/A	1.03	0.17

		66.1	1.02	0.60	0.069	1.43	0.25

1.5% Cu+Ni	West Zone	29.0	1.23	0.71	0.084	1.79	0.32
	119 Zone	7.6	1.33	0.72	0.086	2.01	0.33
	East Zone I	2.4	1.18	0.87	N/A	1.10	0.18
	East Zone II	1.0	1.21	0.96	N/A	1.28	0.22

		39.9	1.25	0.73	0.084	1.78	0.31

2.0% Cu+Ni	West Zone	15.5	1.44	0.80	0.093	2.02	0.38
	119 Zone	4.0	1.62	0.78	0.089	2.20	0.40
	East Zone I	1.3	1.41	0.93	N/A	1.18	0.20
	East Zone II	0.7	1.33	1.07	N/A	N/A	N/A

		21.5	1.47	0.81	0.092	2.00	0.37

The 2002 detailed drilling program, undertaken in the eastern part of West Zone between sections 42+68W and 51+20W (the “Pit Area”), has rendered a better definition of geological and grade continuity and resources in this part of West Zone can be properly categorized as an Indicated Mineral Resource. As defined by the CIM Standing Committee, an Indicated Mineral Resource is “that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

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

Cutoff Grade	Tonnes (millions)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)

1.0% Cu+Ni	8.7	0.93	0.67	0.080	1.47	0.21
1.5% Cu+Ni	5.8	1.02	0.75	0.086	1.57	0.23
2.0% Cu+Ni	2.3	1.31	0.98	0.118	2.22	0.28

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

•

Area of Influence for Individual Drill Holes (down-dip) - midway point between drill holes

•

Area of Influence for Individual cross-sections - midway point between sections

•

Assumed Specific Gravity – 4.15

The West Zone remains open at depth and along strike to the west. The 119 Zone is now considered part of the West Zone, although the average grades are higher than those encountered to date in the West Zone and confirm an overall increase in grades to the west. 119 Zone remains open both along strike and up-dip.

Planned Work Program for Fiscal 2007

Additional exploration work and infill drilling is planned for Fiscal 2007. Major Drilling Group of Moncton, New Brunswick, has been contracted for diamond drilling services. Crone Geophysics and Exploration has been contracted for SQUID ground EM geophysical surveying and downhole PEM geophysical surveying of 2006 drill holes. Hydrometallurgical leach testing and process development is ongoing at laboratories in Kingston, Ontario, and Quebec City. Testing will be scaled up to 450 kilograms of massive sulphide from the “Pit Area”. A comprehensive report and interpretation of the regional VTEM helicopter survey completed on more than 720,000 acres of the project has been prepared, and coincident regional geochemical and airborne geophysical anomalies have been prioritized for detailed ground geological examination, geophysical surveying, and diamond drilling.

In May 2006, Phase One of delineation-infill drilling on the west side of Ferguson Lake has commenced. Three diamond drills are operating on the property, and approximately 26,000 meters of drilling in more than 100 holes is planned between grid lines L 38+00W and L 64+00 W. The results are expected to be included in a revised 2006 resource estimate which is anticipated to enhance the “measured and indicated” resource categories by utilizing a closer drill spacing, as well as converting a portion of the currently classified “inferred” category resources to a higher category. Regional crews are also conducting detailed geological mapping, prospecting, rock and till sampling, ground geophysical surveys and diamond drilling focused on priority targets identified in the 2005 VTEM regional airborne survey and till surveys.

The Company has an approximate budget of $10,000,000 for its Fiscal 2007 work program on the Ferguson Lake project.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.14 at February 28, 2006 and $1.12 at June 30, 2006.

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

Results of Operations

Fiscal 2006 Ended 2/28/2006 vs. Fiscal 2005

The net loss for Fiscal 2006 ended 2/28/2006 was ($2,695,494) compared to a loss of ($1,921,900) in Fiscal 2005. Operating Expenses totaled ($2,436,280) before Future Income Tax Recovery of $63,509. The Expense amount was slightly higher than originally budgeted Operating and Administrative Expenses of ($2,316,000). Large increases is expenses from Fiscal 2005 occurred in Consulting Fees, which rose to ($403,415) from ($288,384), Management Fees of ($96,000) compared to ($52,000), Office which rose to ($85,340) from ($45,256), Transfer and Regulatory Fees of ($113,067) compared to ($94,311), and Travel and Conferences of ($916,329) which increased from ($599,144). Most of the increases are due to higher levels of corporate activity, including additional private placements of stock in fiscal 2006 and additional mineral property exploration spending which resulted in higher consulting fees, office expenses and travel expenses. Large decreases in expenses occurred in Advertising and Promotion, which fell to ($100,215) from ($121,973); Accounting and Legal, which declined to ($180,410) from ($220,730); and Investor Relations, which fell to ($50,698) compared to ($128,403). Since the Company issued no stock options in Fiscal 2006, Stock Based Compensation was zero compared to ($188,705) in Fiscal 2005. Other Items for Fiscal 2006 were the Write-down of Mineral Claims of ($19,999) and Write-off of Deferred Mineral Exploration of ($311,520) as management determined that due to its focus on the 100% owned Ferguson Lake claims, it would write-down the value of certain 50% owned claims under the Hunter Agreement to nominal value. Interest Income also fell in Fiscal 2006 to $8,796 from $19,251 due to lower average cash balances held during the year.

Property Acquisition and Exploration expenditures totaled $12,438,623. The expenditures were broken down as follows:

Fiscal 2006 Property Expenditures, Ferguson Lake Property (100% owned)

Type of Expenditure	Amount ($)

Personnel	2,702,923
Aircraft support, including helicopter moves	2,725,889
Diamond drilling	2,123,335
Camp support costs, including fuel	2,479,166
Analytical and Geophysical Services	2,383,622
Mobilization and Demobilization	23,688
TOTAL	$12,438,623

Fiscal 2006 Property Expenditures, Ferguson Lake Option (50% Option)

Type of Expenditure	Amount ($)

None	Nil
TOTAL	$ 0

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

In Fiscal 2007, the Company will again focus its exploration efforts on the Ferguson Lake Property. The Company’s Fiscal 2007 Ferguson Lake Property exploration costs are estimated at $10,000,000.

For Fiscal 2007, the Company plans on spending approximately $190,000 per month ($2,280,000 for the fiscal year) on administration expenses.  The budget for the monthly administration expenses is outlined below:

Expense Item	($)
Automobile and Travel	$ 40,000
Computer Fees	$ 3,000
Advertising and Promotion	$ 20,000
Consulting	$ 37,000
Insurance and Bank Charges	$ 10,000
Management and Investor Relations Fees	$ 17,000
Office and Rent	$ 40,000
Professional Fees and Regulatory Fees	$ 20,000
Telephone	$ 3,000
Total Expenses	$ 190,000

With the completion of the private placement of 24,424,501 common stock units and 5,571,796 flow-through common shares subsequent to the year-end, the Company has sufficient cash on hand to fund its anticipated exploration program and administrative expenditures for Fiscal 2007. Future cash needs for Fiscal 2008 are expected to come from the proceeds of private placements and the exercise of common share purchase warrants and options.

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

Fiscal 2006 Ended 2/28/2006

The Company had working capital of $802,947 at February 28, 2006 compared to working capital of $839,920 at February 28, 2005.

Operating Activities used cash of ($2,116,171), including the Net Loss of ($2,695,494). Non-cash items included Amortization of Computers and Office Equipment of $4,412 and Mineral Claims and Exploration Costs Written-off of $331,519. Changes in non-cash working capital items included an increase of Receivables of ($39,100), a decrease in Prepaid Expenses and Deposits of $8,489, and an increase in Accounts Payable and Accrued Liabilities of $337,512.

Investing Activities used cash of ($12,199,365), with ($12,060,656) spent on Mineral Properties and ($138,709) used on Acquisition of Exploration Equipment. Financing Activities provided cash of $15,120,475. Issuance of Shares and Units provided cash of $15,661,958, while Share Issue Costs used cash of ($541,483).

During the year, the Company issued 39,765,495 common shares. 21,705,870 common shares were issued in Private Placements, 17,434,625 were issued pursuant to the exercise of common stock warrants, and 625,000 were issued pursuant to the exercise of common stock options. The Company’s cash position as at February 28, 2006 was $2,134,103.

Fiscal 2005 Ended 2/28/2005

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

Investing Activities used cash of ($9,804,045). The largest component was cash spent on Mineral Properties of ($9,647,808). Acquisition of Computers and Office Equipment used cash of ($5,737), and Acquisition of Exploration Equipment used cash of ($150,500).

Financing Activities provided cash of $12,138,478. Issuance of Shares and Units provided cash of $13,608,677, while Share Issue Costs used cash of ($566,199). Repayments of Loans used cash of ($904,000).

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Note 13 to the financial statements.

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

Table Number 5

Contractual Obligation

As of February 28, 2006

Payments Due by Period
Contractual Obligations as of February 28, 2006	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations(1)	$ 24,320	$ 7,680	$ 15,360	$ 1,280	-
Operating Lease Obligations(2)	$109,384	$ 84,776	$ 24,608	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities reflected on the Corporation’s Balance Sheet under Canadian GAAP	-	-	-	-	-
Total	$133,704	$ 92,456	$ 39,968	$ 1,280	-

(1)

The Lease is for office copiers which expire April 2009.

(2)

Operating lease obligations represent leases on the Company’s current offices to August, 2007 and the Ferguson Lake Camp Lodge to March 2007.

US GAAP Reconciliation with Canadian GAAP

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which conform in all material respects with those in the United States (U.S. GAAP), except as follows and as detailed in Note 13 to the Company’s audited financial statements for the year ended February 28, 2006.

Exploration Expenditures

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and U.S. GAAP. Under U.S. GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under U.S. GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

For the year ended February 28, 2006, the Company recorded Mineral Property Acquisition costs of $216,230 under Canadian GAAP. These amounts include advance royalty payments and property costs which are considered to be exploration related expenditures under U.S. GAAP. Therefore, these amounts have been expensed as exploration expenditures under US GAAP.

Flow-through Shares and Future Income Tax Recovery

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under U.S. GAAP, any difference between the fair value of the non flow-through shares and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors for the flow-through shares.  The liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures and the related income tax deductions are renounced to investors.

The Company did issued 7,804,665 flow-through shares during the year ended February 29, 2004 for total proceeds of 42,056,460. During the year ended February 28, 2005, the Company issued 2,273,890 flow-through shares for total proceeds of $1,023,250. As the value of the compensation received for the flow-through shares issued during the year ended February 28, 2005 was equal to the fair value of non-flow through shares on the date issued, there is no difference for U.S. GAAP purposes. During the year ended February 28, 2006, the Company issued 11,705,995 flow-through shares for total proceeds of $5,570,698. As the value of the compensation received for the flow-through shares issued during the year ended February 28, 2006 exceeded the fair value of the non-flow through shares on the date issued by $350,839, the Company recorded a difference in capital stock and related income tax expenses on renunciation.

The reader is advised to consult Starfield’s audited annual financial statements for the year ended February 28, 2006, particularly Note 13, for quantification of the differences.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Table No. 6 lists as of 7/30/2006 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada.

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

8/15/2006

Name	Position	Age	Date of First Election or Appointment

Glen Indra	President, CEO and Director	58	November, 1997
David Lewis	Chief Financial Officer	61	June, 2006
Ming Wong	Corporate Secretary	59	July, 2005
Glen MacDonald	Director	57	November, 1997
Robert Maddigan (1)	Director	42	November, 2003
Henry M. Giegerich (1)	Director	75	January, 2000
Ross Glanville (1)	Director	59	August, 2004
Norman Betts	Director	51	March, 2006

 (1)  Member of Audit Committee.

Glen Indra joined Starfield in November 1997. He is a graduate of the University of British Columbia and began his career as a financial analyst with an international oil company. Following a ten-year career in banking he focused on major commercial lending servicing the Canadian securities industry. He has served on the boards of several publicly traded resource corporations and is the president and owner of Floralynn Investments Ltd., a private investment company. He currently serves as a director of Sutcliffe Resources, a mineral exploration company traded on the TSX Venture Exchange.

David Lewis joined the Company in June 2006. He holds a bachelor of engineering (metallurgy) degree from Dalhousie University, and obtained his Chartered Accountant designation in 1974 while with Coopers & Lybrand in Toronto. He has over 35 years of corporate finance business experience, and has served as Chief Financial Officer of several public companies. From 2004 to April 2006, he was CFO of Fiber Optic Systems Technology, a technology company in the oil and gas sector. He currently serves as CFO of Aurelian Resources Inc., a mineral exploration company traded on the TSX Venture Exchange, Chief Financial Officer of Khan Resources Inc., a mineral exploration company traded on the TSX Exchange, and as a director and chairman of the audit committee of Revett Minerals Inc., a mineral exploration company traded on the TSX Exchange.

Ming Wong joined the Company in December 2003, and was appointed Corporate Secretary in July 2005. He is a graduate of Simon Fraser University B.Sc. and receieved a Ph.D from the University of British Columbia. He has owned his own consulting firm since 1982 and provides administrative and accounting services for small businesses and resource companies.

Glen Macdonald joined the Company in November 1997. He is a graduate of the University of British Columbia and is a Professional Geologist and has been a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta from 1982 to the present and a member of the Professional Engineers and Geoscientists of British Columbia from1993 to the present. Since 1982, he has been a self-employed geological consultant, and he serves as a Director of several publicly traded resource companies including AVC Capital Corp., a mineral exploration company traded on the TSX Venture Exchange; a director of Anglo Swiss Resources Inc., a mineral exploration company traded on the TSX Venture Exchange and the NASD OTCBB in the United States; a director of Consolidated Gold Win Ventures, a mineral exploration company traded on the TSX Venture Exchange; a director of Golden Cariboo Resources, a natural resource exploration company traded on the TSX Venture Exchange; a director of Maxim Resources, a natural resource exploration company traded on the TSX Venture Exchange; a director of ISX Resources Inc., a mineral exploration company traded on the TSX Venture Exchange; a director of Solitaire Minerals, a mineral exploration company traded on the TSX Venture Exchange; and a director and Corporate Secretary of Thelon Ventures, a mineral exploration company traded on the TSX Venture Exchange.

Henry Giegerich joined the Company in January 2000. He is a graduate of the University of British Columbia and is a Professional Engineer and a member of the Association of Professional Engineers of British Columbia since 1956. From 1982 to 1987, he was President & General Manager of Cominco Alaska Inc. and in this position was responsible for the development of the Red Dog Mine in northwest Alaska. From 1971 to 1981 he was with Cominco Ltd., including Project Engineer on the Black Angel Mine Project in Greenland, Project Manager for the Polaris Mine Project on Little Cornwallis Island, NWT, and finally Cominco Vice President, Northern Group, responsible for operations of the Con Mine (Yellowknife, NWT), Pine Point Mine (Pine Point, NWT) and the Polaris Mine. Since 1988 Mr. Giegerich has acted as a mineral industry consultant to various clients throughout the world and currently serves as a director of Phoscan Chemical Corp., a mineral exploration company traded on the TSX Venture Exchange.

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

Ross Glanville joined the Company in August 2004. He received a Bachelor of Applied Science Degree (Mining Engineering) from the University of British Columbia in 1970 and in 1974 he obtained an MBA. He is the principal of Ross Glanville & Associates, a mineral consulting firm which has valued more than five hundred mining/exploration properties and/or companies worldwide. He has also provided more than two hundred fairness opinions for mergers, amalgamations, and acquisitions of public and private companies. He currently serves as a director of Oremex Resources Inc., Baja Mining, and of Archon Minerals Limited, mineral exploration companies traded on the TSX Venture Exchange.

Norman Betts joined the Company in March 2006. He joined the faculty of the University of New Brunswick in 1981, served as assistant dean of the MBA program and associate dean of faculty. He currently holds the position of associate professor in the Faculty of Business Administration. He was elected to the Legislative Assembly of the Province of New Brunswick in 1999 and served as both Minister of Finance and Minister of Business. He currently serves as a director of several companies, including New Brunswick Power, the primary power utility in New Brunswick; A director and chair of the audit committee for Minacs Worldwide, a business solutions company traded on the TSX Exchange; A director of Tembec Inc., a forest products company traded on the TSX Exchange; A director and chair of the audit committee of Tanzanian Royalty Exploration Corporation, a mineral exploration company traded on the TSX and American Stock Exchange.

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

During Fiscal 2006, no Executive Officer or Director individually received/accrued in excess of U.S. $60,000 in compensation except as disclosed below. No funds were set aside or accrued by the Company during Fiscal 2006 to provide pension, retirement or similar benefits for Executive Officers or Directors.

The Company entered into a Management Agreement with Glen Indra, President of the Company, and Floralynn Investments Ltd., a company that is wholly owned by Mr. Indra, on 6/16/1998. Under the terms of this agreement Mr. Indra and Floralynn Investments Ltd. provided management services to the Company for a fee of $6,000 per month. Effective June 1, 2006, the management contract with with Floralynn Investments increased to $12,000 per month.

Effective June 1, 2006, the Company entered into an management consulting agreement with Glen McDonald for $4,000 per month.

Effective June 1, 2006, The Company entered into a management contract with Qualis Management Inc., a private company controlled by David Lewis, for $5,000 per month.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$130,000 per Executive Officer.

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company currently has 3 Board of Director Committees: The Audit Committee, the Compensation Committee, and the Corporate Governance Committee.

The Audit Committee recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Robert Maddigan, Henry Giegerich, and Ross Glanville.

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

Corporate Governance and Nominating Committee monitors the size and composition of the Board and Board committees to ensure effective decision making; developing, reviewing and monitoring criteria for selecting directors; Identifying candidates qualified to become Board members and selecting or recommending that the Board select the director nominees for the next annual general meeting of shareholders; Reviewing the performance of the Board, Board committees and Board members; assisting the Board in determining Board committee composition; Reviewing corporate governance principles applicable to the Company; Reviewing and monitoring procedures for meeting the Board’s information needs; Reviewing annually the Company’s Corporate Governance Manual; Ensuring that processes are in place to annually evaluate the performance of the Governance Committee; Review the performance of the President and CEO; and schedule Board meetings. The current committee members are Norman Betts, Ross Glanville and Henry Giegerich.

6.D.  Employees

As of 7/31/2006, the Company had six employees, in addition to five directors (two of which are officers of the Company). All are located in Vancouver and their duties included administration and investor relations. The Chief Financial Officer of the Corporation is located in Toronto.

6.E.  Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 7 lists, as of 8/15/2006, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Senior Management

Title Of Class	Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class

Common	Glen J. Indra (1)	6,698,500	3.44%
Common	Glen MacDonald (2)	3,646,000	1.85%
Common	Robert Maddigan (3)	2,683,680	1.36%
Common	Henry Giegerich (4)	575,000	0.29%
Common	Ross Glanville (5)	400,000	0.22%
Common	Norman Betts (6)	310,000	0.16%
Common	David Lewis	Nil	Nil
Common	Ming Wong (7)	328,500	0.17%
	Total Directors/Management	14,641,680	7.17%

(1)

409,500 of these shares are held in the name of Florlynn Investments Ltd., a company 100% owned by Glen J. Indra. 3,295,000 of these shares are represented by currently exercisable share purchase options.

(2)

2,590,000 of these shares are represented by currently exercisable share purchase options.

(3)

2,520,000 of these shares are represented by currently exercisable share purchase options.

(4)

550,000 of these shares are represented by currently exercisable share purchase options.

(5)

400,000 of these shares are represented by currently exercisable share purchase options.

(6)

300,000 of these shares are represented by currently exercisable share purchase options.

(7)

160,000 of these shares are represented by currently exercisable share purchase options.

# Based on 194,464,982 shares outstanding as of 8/28/2006.

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

The Company’s Stock Option Plan was originally approved by Shareholders on November 28, 1997. An amended and restated Stock Option Plan (the “Plan”) was approved by shareholders at the Annual Special Meeting held on July 28, 2006. The details of the Plan are as follows:

The purpose of the Plan is to assist the Corporation (the “Corporation”) in attracting and retaining directors, officers, advisors, employees and other persons engaged to provide ongoing services to the Corporation as an incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation and in combination with these goals, to encourage their participation in the performance of the Corporation.

The number of common shares reserved for issuance under the Plan may not exceed 10% of the issued and outstanding Common Shares. The Board of Directors may from time to time grant options to acquire all or part of the Common Shares under the Plan to directors, officers, advisors, employees, and other persons or companies engaged to provide ongoing services to the Corporation. The options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each option entitles the holder to purchase one Common share. The exercise price for options granted under the Plan will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value. The market value is defined as the last daily closing price per share on the Exchange on the trading day immediate preceding the relevant date. The term of the options is determined by the Board of Directors, which term may not exceed 10 years from the date of the grant. The Board also has the authority to determine the vesting conditions of the options, and certain other terms and conditions. Options may be exercised as soon as they are vested.

Options granted under the Plan will be subject to certain restrictions which include:

(a)

the number of common shares which may be issued pursuant to the Plan to any one person may not exceed 5% of the Common shares issued and outstanding on a non-diluted basis from time to time;

(b)

the number of common shares which may be reserved for issuance pursuant to the Plan to all insiders of the Corporation may not exceed 10% of the issued and outstanding common shares on a non-diluted basis from time to time;

(c)

the number of common shares which may be issued pursuant to the Plan to all insiders of the Corporation within a one-year period may not exceed 10% of the issued and outstanding Common shares on a non-diluted basis from time to time.

An optionee whose employment with the Corporation is terminated as a result of retirement, disability or redundancy will have 60 days from the date of termination to exercise any options that have vested as of the termination date. An optionee whose employment with the Corporation is terminated, other than for cause, at any time in the six months following a change of control of the Corporation shall have 90 days from the date of termination to exercise any option granted, and all options granted will immediately vest on the date of the termination. In the event of the death of an optionee, either prior to termination or after retirement or disability, the optionee’s legal representative will have one year from the date of the optionee’s death to exercise any options that had vested on the date of the optionee’s death. In the event of any other termination, the optionee shall have 30 days from the date of termination to exercise any options that had vested on the termination date. In the event that an optionee is terminated for cause, any options not exercised prior to the termination shall lapse.

In the even that the Corporation:

(a)

subdivides, consolidates, or reclassifies the Corporation’s outstanding common shares, or makes another capital adjustment or pays a stock dividend, the number of common shares receivable under the Plan will be increased or reduced proportionally; and

(b)

amalgamates, consolidates with or merges with or into another body corporate, holders of Options under the Plan will, upon exercise thereafter of such option, be entitled to receive and compelled to accept, in lieu of common shares, such other securities, property or cash with the holder would have received upon such amalgamation, consolidation or merger if the option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger.

Subject where required to Exchange and/or applicable securities regulatory authorities, the Board may from time to time amend, suspend or terminate the Plan in whole or in part. Shareholder approval is required for amendments to the Plan that involve:

(a)

amendments to the number of securities issuable under the arrangement, including an increase to a fixed maximum number or a fixed maximum percentage or a change from a fixed maximum number to a fixed maximum percentage;

(b)

the introduction of a provision permitting reloading upon exercise;

(c)

any change to the eligible participants which would have the potential of broadening or increasing insider participation;

(d)

the addition of any form of financial assistance;

(e)

any amendment to a financial assistance provision which is more favorable to participants;

(f)

the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the reserved shares;

(g)

the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer; and

(h)

in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer’s outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing securityholders.

The Plan and any outstanding options may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of the common shares or to obtain or maintain a listing or quotation of the Corporation’s Common Shares. The Board may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however, that the holder of the option must consent to such action if it would materially and adversely affect the holder.

Stock Options Outstanding

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of 8/15/2006, as well as the number of options granted to Directors and all employees as a group.

Table No. 8

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Number of Shares of Common Stock	Exercise Price	Expiry Date

Glen Indra	President, CEO and Director	300,000 1,140,000 1,000,000 425,000 430,000	$0.90 $0.40 $0.25 $0.40 $0.60	03/08/07 02/14/08 11/18/08 08/27/09 04/01/11

Ming Wong	Corporate Secretary	60,000 100,000	$0.40 $0.60	01/31/10 03/31/10

Robert Maddigan	Director	1,580,000 80,000 860,000	$0.25 $0.40 $0.60	11/18/08 08/27/09 03/31/11

Glen MacDonald	Director	740,000 150,000 1,000,000 500,000 200,000	$0.50 $0.90 $0.40 $0.40 $0.60	10/24/06 03/08/07 02/14/08 08/27/09 03/31/11

Henry Giegrich	Director	150,000 100,000 200,000 100,000	$0.25 $0.40 $0.40 $0.60	11/18/08 08/27/09 01/31/10 03/31/11

Ross Glanville	Director	200,000 100,000 100,000	$0.40 $0.40 $0.60	08/27/09 01/31/10 03/31/11

Norman Betts	Director	300,000	$0.60	03/31/11

Total Officers/Directors		9,815,000

Employees/Consultants		6,802,347

Total Stock Options Outstanding		16,617,347

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company believes there are three persons/companies who beneficially control 5% or more of the Registrant's voting securities.

Table No. 9

5% or Greater Shareholders

Individual or Company	Amount Held	Percentage *

RAB Capital (1)	21,500,000	10.60%
Fidelity Company (2)	20,500,366	10.54%
Delta Fund Europe Ltd.	18,867,925	9.70%

(1)

RAB Capital and Mr. William Philip Seymour Richards, Director, are considered to having voting control of these shares. Of the total, 8,375,000 represent currently exercisable share purchase warrants.

(2)

The shares are held in accounts and funds managed by Fidelity Management & Research Company, Fidelity Management Trust Company, and Fidelity International Ltd., collectively referred to as “Fidelity”. Fidelity has control but not ownership of these securities.

* percentage is based upon 194,464,982 common shares outstanding as of June 23, 2006, and currently exercisable warrants held by each holder.

No shareholders of the Company have different voting rights from any other shareholder.

7.A.2. Share Ownership by Country.

On 8/31/2006, the shareholders' list for the Registrant's common stock showed 107 shareholders of record (including depositories) and 194,464,982 common shares outstanding.  37 of these shareholders are registered in the United States, owning 12,291,824 shares representing 6.32% of the issued and outstanding shares of common stock.  60 of these shareholders are registered in Canada, owning 161,148,261 shares representing 82.87% the issued and outstanding shares of common stock. 10 of these shareholders are registered in countries other than either the United States or Canada.  These shareholders own 21,024,897 shares representing 10.81% of the issued and outstanding shares.

The Registrant has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 2000 shareholders of its common stock.

The Registrant has an active market in the United States for its common shares.  The Registrant's common shares are registered to trade in the United States in the form of NASD’s OTC Bulletin Board under the symbol “SRFDF”. The Company’s shares are also registered to trade on the Frankfurt Stock Exchange in Germany.

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

            ---No Disclosure Necessary---

7.B.  Related Party Transactions

Amounts Owing to Senior Management/Directors

During the year, the Company had the following transactions with officers and directors and other Companies with which officers or directors are related:

Management Fees in the amount of $72,000 (2005 - $52,000; 2004 - $48,000) to Florlynn Investments Ltd., a company 100% owned by Glen J. Indra, the President of the Company.

Management Fees in the amount of $24,000 (2005 - $2,000; 2004 – Nil) were paid to Glen MacDonald, Director and former Chief Financial Officer. Mr. MacDonald also received Consulting Fees of $13,000 (2005 – Nil; 2004 – Nil) and Committee fees of Nil (2005 - $4,000; 2004 – Nil).

Consulting Fees of $28,000 (2005 – Nil; 2004 – Nil) were paid to Ming Wong, Corporate Secretary.

Directors Fees of $13,000 (2005 - $4,000; 2004 – Nil) were paid to Henry Giegerich, Director.

Directors Fees of $13,000 (2005 – $4,000; 2004 – Nil) were paid to Ross Glanville, Director.

Directors Fees of $12,000 (2005 - $3,000; 2004 – Nil) were paid to Robert Maddigan, Director.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Davidson & Company, LLP, Chartered Accountants, independent auditors, are included herein immediately preceding the financial statements.

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

8.B.  Significant Changes

Since the date of the audited financial statements for the Fiscal Year ended February 28, 2006, the Company completed the private placement of 5,571,796 flow-through common shares and 24,424,501 common share units, with each unit consisting of one common share and one-half of a share purchase warrant, with each full warrant exercisable at a price of $0.75 until May 10, 2007. Proceeds from the placement were $16,566,653.

The Company also issued 1,033,334 shares pursuant to the exercise of common share purchase warrants for proceeds of $620,000 and issued 85,000 common shares pursuant to the exercise of stock options for proceeds of $37,500.

18,591,369 share purchase warrants and 562,000 share purchase options expired unexercised.

4,790,000 common share options were granted at an exercise price of $0.60 expiring March 31, 2011.

Except as detailed above, no other significant changes have occurred since the date of the annual financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange (formerly the Canadian Venture Exchange), having the trading symbol "SRU" and CUSIP # 85528N103 and NASD’s OTC Bulletin Board in United States, having the trading symbol “SRFDF”. On January 21, 2004, the common shares of Starfield were admitted to trade on the Frankfurt stock Exchange in Germany; However, no active market for the Company’s shares has developed in Frankfurt.

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

Table No. 10 lists the high and low sales prices on the TSX Venture Exchange (formerly the Canadian Venture Exchange) for the five most recent financial years, the three most recent financial years by quarter end and the most recent six months for the Company's common shares.

Table No. 10

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

	High	Low

Fiscal Year Ended 2/28/06	$0.90	$0.335
Fiscal Year Ended 2/28/05	$0.61	$0.32
Fiscal Year Ended 2/29/04	$0.49	$0.19
Fiscal Year Ended 2/28/03	$1.09	$0.30
Fiscal Year Ended 2/28/02	$1.14	$0.30

Quarter Ended 2/28/06	$0.62	$0.365
Quarter Ended 11/30/05	$0.465	$0.335
Quarter Ended 8/31/05	$0.66	$0.37
Quarter Ended 5/31/05	$0.90	$0.485

Quarter Ended 2/28/05	$0.61	$0.32
Quarter Ended 11/30/04	$0.50	$0.33
Quarter Ended 8/31/04	$0.47	$0.33
Quarter Ended 5/31/04	$0.57	$0.38

Quarter Ended 2/29/04	$0.49	$0.25
Quarter Ended 11/30/03	$0.28	$0.19
Quarter Ended 8/31/03	$0.32	$0.24
Quarter Ended 5/31/03	$0.38	$0.24

Quarter Ended 2/28/03	$0.46	$0.30
Quarter Ended 11/30/02	$0.57	$0.31
Quarter Ended 8/31/02	$0.81	$0.34
Quarter Ended 5/31/02	$1.09	$0.73

July 2006	$0.445	$0.345
June 2006	$0.49	$0.38
May 2006	$0.64	$0.445
April 2006	$0.64	$0.51
March 2006	$0.64	$0.50
February 2006	$0.55	$0.425

Table 10a.

NASD Electronic Bulletin Board

Stock Trading Activity

US Dollars

	High	Low

Fiscal Year Ended 2/28/06	$0.74	$0.28
Fiscal Year Ended 2/28/05	$0.50	$0.24
Fiscal Year Ended 2/28/04	$0.37	$0.14
Fiscal Year Ended 2/28/03	$0.90	$0.18
Fiscal Year Ended 2/28/02	$0.77	$0.20

Quarter Ended 2/28/06	$0.55	$0.32
Quarter Ended 11/30/05	$0.39	$0.28
Quarter Ended 8/31/05	$0.55	$0.31
Quarter Ended 5/31/05	$0.74	$0.40

Quarter Ended 2/28/05	$0.50	$0.25
Quarter Ended 11/30/04	$0.40	$0.25
Quarter Ended 8/31/04	$0.35	$0.24
Quarter Ended 5/31/04	$0.39	$0.29

Quarter Ended 2/28/04	$0.37	$0.19
Quarter Ended 11/30/03	$0.19	$0.14
Quarter Ended 8/31/03	$0.24	$0.17
Quarter Ended 5/31/02	$0.26	$0.18

Quarter Ended 2/28/03	$0.30	$0.18
Quarter Ended 11/30/02	$0.36	$0.20
Quarter Ended 8/31/02	$0.53	$0.21
Quarter Ended 5/31/02	$0.90	$0.46

July 2006	$0.41	$0.30
June 2006	$0.45	$0.34
May 2006	$0.58	$0.40
April 2006	$0.56	$0.45
March 2006	$0.56	$0.41
February 2006	$0.50	$0.40

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

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

As of 7/31/06 the Company has share purchase warrants outstanding pursuant to which up to an additional 20,166,472 common shares of the Company may be issued as follows:

Table No. 11

Share Purchase Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date

2,611,100	$0.75	November 29, 2006
1,376,519	$0.75	December 2, 2006
591,666	$0.50	December 28, 2007
3,374,937	$0.50	January 20, 2008
10,075,458	$0.75	May 10, 2007
2,136,792	$0.75	May 23, 2007

Total Share Purchase Warrants Outstanding 20,166,472

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia Canada. Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital

The Company has an unlimited number of common shares authorized; an unlimited number of first preferred shares authorized; and, an unlimited number of second preferred shares authorized.  All of these shares have no par value.  To date, no first preferred shares and no second preferred shares have been issued.  As of 2/28/2006, the end of the Company’s most recent fiscal year, there were 163,350,351 common shares outstanding.  As of 7/31/2006, there were 194,464,982 common shares outstanding.

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

Table No. 12

Common Share Issuances

Date	Nature of Share Issuance	Number of Shares	Capital Raised

From inception to February 28, 1998		3,600,000	$226,172

Fiscal 1999:	Exercise of Stock Options Exercise of Warrants Private Placement & Public Offering For Property	278,000 250,000 4,400,000 100,000	$41,700 $37,500 $444,929 $20,000

Fiscal 2000:	Exercise of Stock Options Exercise of Warrants Special Warrants Conversion (net) For Property	867,000 1,870,000 1,720,500 4,250,000	$145,050 $762,000 $884,700 $1,700,000

Fiscal 2001	Exercise of Stock Options Exercise of Warrants Special Warrants Conversion (net)	914,000 3,314,000 4,014,000	$372,100 $1,443,650 $2,421,600

Fiscal 2002	Exercise of Stock Options Exercise of Warrants Special Warrants Conversion (net) Units Conversion (net)	1,055,300 2,176,667 1,490,000 17,922,638	$482,760 $1,201,749 $799,000 $8,226,577

Fiscal 2003	Exercise of Options Exercise of Warrants Units Conversion (net)	1,268,500 1,189,612 8,596,045	$543,040 $780,190 $3,045,044

Fiscal 2004	Exercise of Options Exercise of Warrants Units Conversion (net)	50,000 732,500 28,656,510	$12,500 $256,375 $6,778,688

Fiscal 2005	Private Placements of common shares	30,498,834	$11,545,790
	Exercise of Warrants	4,370,750	$1,496,688

Fiscal 2006	Private Placements of common shares	21,705,870	$9,570,648
	Exercise of Options	625,000	$256,500
	Exercise of Warrants	17,434,625	$5,834,810

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the fiscal year covered by this report.  Based upon that evaluation, it was concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company’s SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended February 28, 2006 that has affected, or is reasonably likely to affect, the Company’s internal control over financial reporting. Nor were there any deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A.  Audit Committee Financial Expert

The Company currently does not have a designated “Audit Committee Financial Expert”. However, the audit committee currently consists of three members, all of whom are considered independent. Each has extensive public company operational and directorial experience and have a high degree of financial knowledge.

ITEM 16B.  Code of Ethics

The Company currently has a Corporate Governance Committee that oversees a stated policy of adherence to a high standard of conduct for officers and directors. Glen Macdonald, Director, has been appointed ombudsman to deal with complaints, as part of a whistleblower policy established by the Company.

ITEM 16C.  Principal Accountant Fees and Services

Davidson & Company LLP, Chartered Accountants, audited the Company’s financial statements for the year ended February 28, 2006. Loewen, Stronach & Co., Chartered Accountants, audited the Company’s financial statements for the year ended February 28, 2005.

Loewen, Stronach & Co. received the following payments for their services in those respective years:

	Fiscal Year 2005	Fiscal Year 2004

Audit Services Fees	$ 19,382	$ 13,766
Audit-related Services Fees	$ 3,567	$ 6,878
Other Accounting Services Fees	$ 6,347	$ 18,162
Tax Fees	$ 1,750	$ 1,750

ITEM 16D.  Exemptions from the Listings Standards for Audit Committeees

   --- No Disclosure Necessary ---

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

       --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as detailed in Note #13 to the Company’s audited Financial Statements.

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The auditors report, prepared by Davidson & Company LLP, Chartered Accountants, independent auditor, is included herein immediately preceding the financial statements.

Audited Financial Statements

Auditor’s Report, dated June 14, 2006

Balance Sheet at 2/28/2006 and 2/28/2005

Statement of Loss and Deficit for the years ended 2/28/2006, 2/28/2005, 2/29/2004.

Statement of Cash Flows for the years ended 2/28/2006, 2/28/2005, 2/29/2004.

Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

(A)  The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement.  The Auditors’ Report of Davidson and Company LLP., Chartered Accountants, independent auditor, for the audited financial statements is included herein immediately preceding the audited financial statements.

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
SIGNATURE PAGE

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

(Presented in Canadian Dollars)

FEBRUARY 28, 2006

#

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Starfield Resources Inc.

We have audited the balance sheet of Starfield Resources Inc. as at February 28, 2006 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2006 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The audited financial statements as at February 28, 2005 and for the years ended February 28, 2005 and February 29, 2004 were examined by other auditors who expressed an opinion without reservation on those statements in their report dated June 1, 2005.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

June 14, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated June 14, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

June 14, 2006

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

#

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

     “Loewen, Stronach & Co.”

Chartered Accountants

Vancouver, BC, Canada

June 1, 2005

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

BALANCE SHEET

AS AT FEBRUARY 28

	2006	2005

ASSETS

Current
Cash	$ 2,134,103	$ 1,329,164
Receivables	152,807	113,707
Refundable deposits	42,866	42,866
Prepaid expenses and deposits	-	8,489

	2,329,776	1,494,226
Mineral properties (Note 3)	46,374,775	34,051,441
Equipment (Note 4)	218,908	143,797

	$ 48,923,459	$ 35,689,464

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 1,526,829	$ 654,306
Future income taxes (Note 5)	1,843,783	180,376

	3,370,612	834,682

Shareholders’ equity
Capital stock (Note 6)
Authorized:
Unlimited number of common voting shares without nominal or par value
Unlimited number of First Preferred Shares
Unlimited number of Second Preferred Shares
Issued and fully paid:
163,350,351 common shares (2005 – 123,584,856)	56,768,001	43,249,352
Contributed surplus (Note 6)	670,233	795,323
Deficit	(11,885,387)	(9,189,893)

	45,552,847	34,854,782

	$ 48,923,459	$ 35,689,464

Nature and continuance of operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 12)

On behalf of the Board:

“Glen Macdonald”	Director	“Glen Indra”	Director
Glen Macdonald		Glen Indra

The accompanying notes are an integral part of these financial statements.

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

STATEMENT OF OPERATIONS AND DEFICIT

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004

EXPENSES
General and Administrative
- Accounting and legal	$ 180,410	$ 220,730	$ 112,211
- Advertising and promotion	100,215	121,973	84,815
- Computer	27,542	33,428	69,909
- Consulting fees	403,415	288,384	295,303
- Investor relations	50,698	128,403	93,561
- Interest on obligation under capital lease	-	-	1,055
- Management fees	96,000	52,000	48,000
- Office	85,340	45,256	48,471
- Office equipment rent	27,010	24,997	13,356
- Rent and office services	322,795	305,466	284,349
- Telephone	17,216	18,657	16,942
- Transfer and regulatory fees	113,067	94,311	81,889
- Travel and conferences	916,329	599,144	368,940
Amortization	4,412	4,948	5,682
Stock-based compensation (Note 6)	-	188,705	49,284
Interest and bank charges	91,831	52,823	150,138

Loss before the following:	2,436,280	2,179,225	1,723,905

Mineral claims written down	19,999	-	-
Deferred exploration expenses written off	311,520	-	-
Interest income	(8,796)	(19,251)	(541)

	322,723	(19,251)	(541)

Loss before income taxes	2,759,003	2,159,974	1,723,364

Future income tax recovery (Note 5)	(63,509)	(238,074)	-

Net Loss	2,695,494	1,921,900	1,723,364

Deficit, beginning of year	9,189,893	7,267,993	5,544,629

Deficit, end of year	$ 11,885,387	$ 9,189,893	$ 7,267,993

Basic and diluted loss per share	$ 0.02	$ 0.02	$ 0.02

Weighted average number of shares outstanding	139,439,136	108,333,048	70,241,100

The accompanying notes are an integral part of these financial statements.

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

STATEMENT OF CASH FLOWS

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (2,695,494)	$ (1,921,900)	$ (1,723,364)
Items not affecting cash:
Future income tax recovery	(63,509)	(238,074)	-
Stock-based compensation	-	188,705	49,284
Amortization of computers and office equipment	4,412	4,948	5,682
Mineral claims and exploration costs written-off	331,519	-	-
Changes in non-cash working capital items:
Receivables	(39,100)	76,825	16,212
Refundable deposits	-	(7,866)	-
Prepaid expenses and deposits	8,489	155,330	(162,769)
Accounts payable and accrued liabilities	337,512	96,926	(695,962)
Large corporate capital tax payable	-	-	(35,186)

Net cash used in operating activities	(2,116,171)	(1,645,106)	(2,546,103)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(12,060,656)	(9,647,808)	(3,054,414)
Acquisition of computers and office equipment	-	(5,737)	-
Acquisition of exploration equipment	(138,709)	(150,500)	-

Net cash used in investing activities	(12,199,365)	(9,804,045)	(3,054,414)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term financing	-	-	(4,852)
Loans payable (repayments)	-	(904,000)	605,000
Share issue costs	(541,483)	(566,199)	(685,753)
Issuance of shares and units	15,661,958	13,608,677	6,320,526

Net cash provided by financing activities	15,120,475	12,138,478	6,234,921

Increase in cash	804,939	689,327	634,404

Cash, beginning of year	1,329,164	639,837	5,433

Cash, end of year	$ 2,134,103	$ 1,329,164	$ 639,837

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these financial statements.

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2006

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003.  Its principal business is the exploration and development of mineral properties.  All of the Company’s properties are located in Canada.

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

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

All amounts are in Canadian dollars unless otherwise stated.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. Actual results will likely differ from those estimates.

b) Mineral Properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold or abandoned or management has determined there to be an impairment in value. Costs of abandoned properties are written off to operations. These costs will be amortized on the basis of units produced in relation to the proven and probable reserves available on the related property following commencement of production.

The costs capitalized do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.  There are no proven or probable reserves on the properties.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2006

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

b) Mineral Properties (cont’d…)

Company’s title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

c) Equipment and Amortization

Equipment is recorded at cost with amortization provided on a declining balance as follows:

Exploration equipment

30%

Computers

30%

Office equipment

20%

In the year of acquisition only one-half of the normal rates are applied.  Amortization related to exploration equipment is deferred to mineral properties as they are part of exploration costs.

d) Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. To date, the Company has not incurred any asset retirement obligations.

e) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.  To the extent that the future tax liabilities created by the renunciation exceed the future tax assets available, the Company records a reduction in capital stock for the estimated tax benefits transferred to shareholders.

Effective March 19, 2004, the Company adopted EIC 146 “Flow-Through Shares” that dictates the accounting treatment on renunciation of the tax deductibility of the qualifying expenditures that give rise to taxable temporary differences. The change in accounting policy was applied prospectively. When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of income taxes in the statement of operations.

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2006

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

f) Loss Per Share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

g) Stock-based Compensation

The Company follows the fair value method of accounting for its stock-based compensation.  The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model.

h) Income Taxes

Income taxes are provided for in accordance with the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely then not to be realized.

i) Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its exploration activities comply in all material respects with all applicable laws and regulations.

j) Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2006

3.

MINERAL PROPERTIES

	Ferguson Lake	Starfield / Wyn Ferguson Lake project	Total

Acquisition costs:
Balance, February 29, 2004	$ 1,925,000	$ 5,000	$ 1,930,000
Additions	25,000	15,000	40,000

Balance, February 28, 2005	1,950,000	20,000	1,970,000
Additions	216,230	-	216,230

Acquisition costs written-down	-	(19,999)	(19,999)

Balance, February 28, 2006	2,166,230	1	2,166,231

Exploration costs:
Balance, February, 29, 2004	22,451,058	-	22,451,058
Personnel	2,285,812	92,621	2,378,433
Air support including helicopter moves	2,856,755	72,282	2,929,037
Diamond drilling	2,282,539	67,250	2,349,789
Camp support costs, including fuel	1,199,717	26,093	1,225,810
Analytical and geophysical services	615,020	44,598	659,618
Mobilization and demobilization	79,020	8,676	87,696

Balance, February 28, 2005	31,769,921	311,520	32,081,441
Personnel	2,702,923	-	2,702,923
Air support including helicopter moves	2,725,889	-	2,725,889
Diamond drilling	2,123,335	-	2,123,335
Camp support costs, including fuel	2,479,166	-	2,479,166
Analytical and geophysical services	2,383,622	-	2,383,622
Mobilization and demobilization	23,688	-	23,688

	44,208,544	311,520	44,520,064
Exploration costs written-off	-	(311,520)	(311,520)

Balance, February 28, 2006	44,208,544	-	44,208,544

Total costs, February 28, 2006	$ 46,374,774	$ 1	$ 46,374,775

Ferguson Lake claims

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company was also required to pay the vendor an annual operator management fee on the annual qualifying exploration expenditures on the Ferguson Lake claims.  The Company has the right to purchase 1% of the 3% NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production. The Company has entered into negotiations to terminate the annual management fee in exchange for increasing the annual advance royalty payment from $25,000 to $50,000.

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2006

3.

MINERAL PROPERTIES (cont’d…)

Starfield / Wyn Ferguson Lake project:

On November 8, 2002 (as amended May 6, 2003 and December 3, 2003), Wyn Developments Inc.  (“Wyn”) entered into an option agreement with Hunter Exploration Group (“Hunter”) to earn an undivided 100% interest in certain claims located contiguous to the Ferguson Lake claims, Nunavut Territory in consideration of the issuance of 1,100,000 units to Hunter, the expenditure of $1,000,000 over four calendar years between 2002 and 2005 on exploration and development on the property and the payment of advance royalty payments.  In July 2003, the Company signed an option agreement with Wyn whereby the Company can earn a 50% interest in these claims. Under the terms of the agreement, the Company was required to incur a total of $500,000 (one-half of the total commitment of Wyn) in exploration expenditures in the calendar years 2004 through to 2005 and contribute an additional $75,000 for exploration in calendar year 2004. In addition, the Company was required to pay $15,000 and $10,000 advance royalties on July 1, 2004 and July 1, 2005 respectively.   In April 2004, the Company signed an addendum to the Starfield / Wyn option agreement to add claims which were staked under an area of mutual agreement.  The new claims are held on a 50-50 basis.

The exploration commitments were not completed by either party and it was decided by management to write-down the acquisition costs to $1 and to write-off the exploration costs to date.  However the Company and Wyn will still retain interests in certain claims that fall outside the Hunter agreement which still are maintained in good standing.

4.

EQUIPMENT

	2006
	Cost	Accumulated Amortization	Net Book Value

Exploration equipment	$ 289,209	$ 81,761	$ 207,448
Computers	42,458	33,799	8,659
Office equipment	9,461	6,660	2,801

	$ 341,128	$ 122,220	$ 218,908

	2005
	Cost	Accumulated Amortization	Net Book Value

Exploration equipment	$ 150,500	$ 22,575	$ 127,925
Computers	42,458	30,087	12,371
Office equipment	9,461	5,960	3,501

	$ 202,419	$ 58,622	$ 143,797

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2006

5.

FUTURE INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2006	2005	2004

Loss for the year before income tax recovery	$ (2,759,003)	$ (2,159,974)	$ (1,723,364)

Income tax recovery	$ (1,056,339)	$ (736,551)	$ (616,792)
Non-deductible expenses	131,555	4,039	4,614
Stock-based compensation	-	64,348	17,639
Resource loss for tax purposes	714,261	124,056	183,574
Other	-	(8,044)	(292)
Share issuance costs	(41,464)	(397,674)	(180,291)
Unrecognized benefit of non-capital losses	188,478	711,752	591,548

Total income tax recovery	$ (63,509)	$ (238,074)	$ -

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2006	2005
Future tax assets (liabilities):
Loss carryforwards	$ 2,841,729	$ 3,103,504
Equipment	20,391	612
Share issuance costs	134,288	-
Resource deductions	(4,840,191)	(3,284,492)

Net future tax liabilities	$ (1,843,783)	$ (180,376)

The Company has non-capital losses of approximately $9,167,000 available for deduction against future years’ taxable income.  These losses, if not utilized, will expire through 2026.  Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2006

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized:
Unlimited number of common voting shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Issued:
Balance, February 28, 2003	59,276,262	$23,577,761	$558,074
Private placements	28,656,510	7,463,701	-
Exercise of options	50,000	12,500	-
Exercise of warrants	732,500	256,375	-
Contributed surplus on exercise of options	-	740	(740)
Stock-based compensation	-	-	49,284
Share issuance costs	-	(685,753)	-

Balance, February 29, 2004	88,715,272	30,625,324	606,618
Exercise of warrants	4,370,750	1,496,688	-
Private placements	30,498,834	12,711,989	-
Stock-based compensation	-	-	188,705
Flow-through tax benefits renounced,
future income tax recovery	-	(418,450)	-
Share issuance costs	-	(1,166,199)	-

Balance, February 28, 2005	123,584,856	43,249,352	795,323
Exercise of options	625,000	256,500	-
Exercise of warrants	17,434,625	5,834,810	-
Private placements	21,705,870	9,570,648	-
Contributed surplus on exercise of options	-	125,090	(125,090)
Flow-through tax benefits renounced,
future income tax recovery	-	(1,726,916)	-
Share issuance costs	-	(541,483)	-

Balance, February 28, 2006	163,350,351	$56,768,001	$ 670,233

During the year ended February 28, 2006, the Company issued the following common shares:

i)

625,000 common shares issued pursuant to the exercise of stock options for proceeds of $256,500.

ii)

17,434,625 common shares issued pursuant to the exercise of purchase warrants for proceeds of $5,834,810.

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2006

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

iii)

In June 2005, the Company issued 2,000,000 flow-through shares at $0.55 per share for gross proceeds of $1,100,000 and paid share issuance costs of $99,000.

iv)

In August 2005, the Company issued 1,030,000 flow-through shares at $0.55 per share for net proceeds of $566,500.

v)

In October 2005, the Company issued 8,675,995 flow-through shares at $0.45 per share for gross proceeds of $3,904,198 and 9,999,875 units at $0.40 per unit for gross proceeds of $3,999,950.  Each unit consisted of one common share and one share purchase warrant with two warrants exercisable at $0.50 per share and expiring December 28, 2007 (3,250,000 warrants) and January 20, 2008 (6,749,875 warrants).  Share issuance costs of $442,483 were paid.

During the year ended February 28, 2005 the Company issued the following common shares:

i)

4,370,750 common shares issued pursuant to the exercise of purchase warrants for proceeds of $1,496,688.

ii)

In March 2004, the Company issued 18,749,703 units at $0.40 per unit for total proceeds of $7,499,881 and issued 1,500,000 units valued at $600,000 as finders’ fees. Each unit consisted of one common share and one share purchase warrant with each warrant exercisable at $0.60 per share and expiring March 12, 2006. The Company also paid $149,988 in share issuance costs.

iii)

In October 2004, the Company issued 1,385,000 flow-through shares at $0.45 per share for total proceeds of $623,250 and 7,975,241 units at $0.45 per unit for gross proceeds of $3,588,858.  Each unit consisted of one common share and one-half of a share purchase warrant with one full warrant exercisable at $0.75 per share and expiring November 29, 2006 (2,611,100 warrants) and December 2, 2006 (1,376,519 warrants).  The Company paid $416,211 in share issuance costs.

iv)

In December 2004, the Company issued 888,890 flow-through shares at $0.45 per share for total proceeds of $400,000.

During the year ended February 29, 2004  the Company issued the following common shares:

i)

50,000 common shares issued pursuant to the exercise of stock options for proceeds of $12,500.

ii)

732,500 common shares issued pursuant to the exercise of purchase warrants for proceeds of $256,375.

iii)

In March 2003, the Company issued 5,804,445 units at a price of $0.35 per unit for total proceeds of $2,031,556.  Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.45 until October 4, 2004.  The Company incurred share issuance costs of $182,006.

iv)

In June 2003, the Company issued 7,139,885 units at a price of $0.30 per unit for total proceeds of $2,141,966.  Each unit consisted of one common share and one share purchase warrant with each warrant exercisable at $0.45 per share and expiring March 19, 2005.  Share issuance costs of $202,804 were paid.

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2006

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

v)

In October 2003, the Company issued 7,250,000 units at a price of $0.20 per unit for total proceeds of $1,450,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.25 until November 7, 2005.  The Company incurred share issuance costs of $117,125.

vi)

In November 2003, the Company issued 6,984,750 units at a price of $0.20 per unit for total proceeds of $1,396,950. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share for $0.25 until December 30, 2005.  The Company incurred share issuance costs of $139,495.

vii)

In December 2003, the Company issued 1,477,430 units at a price of $0.30 per unit for total proceeds of $443,229.  Each unit consisted of one common share and one share purchase warrant with each warrant exercisable at $0.40 per share expiring January 21, 2006.  Share issuance costs of $44,323 were paid.

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at February 28, 2006:

	Number of Shares	Exercise Price	Expiry Date

Options	562,000	$ 0.50	May 4, 2006
	785,000	0.50	October 24, 2006
	450,000	0.40	March 8, 2007
	450,000	0.90	March 8, 2007
	2,140,000	0.40	February 14, 2008
	2,730,000	0.25	November 18, 2008
	550,000	0.25	January 7, 2009
	2,495,000	0.40	August 27, 2009
	1,310,000	0.40	January 31, 2010
Warrants	19,624,703	0.60	March 12, 2006
	2,611,100	0.75	November 29, 2006
	1,376,519	0.75	December 2, 2006
	1,625,000	0.50	December 28, 2007
	3,374,937	0.50	January 20, 2008

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2006

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants and stock options transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding, February 29, 2004	28,132,010	$ 0.37	8,440,000	$ 0.39
Granted	24,237,322	0.62	4,015,000	0.40
Exercised	(4,370,750)	0.34	-	-
Expired/cancelled	(6,920,695)	0.46	(358,000)	0.44

Outstanding, February 28, 2005	41,077,887	0.50	12,097,000	0.39
Granted	4,999,937	0.50	-	-
Exercised	(17,434,625)	0.34	(625,000)	0.41
Expired/cancelled	(30,940)	0.45	-	-

Outstanding, February 28, 2006	28,612,259	$ 0.59	11,472,000	$ 0.39

Number currently exercisable	28,612,259	$ 0.59	11,472,000	$ 0.39

Stock-based compensation

During the year ended February 28, 2006, the Company granted nil stock options (2005 - 4,015,000; 2004 - 3,330,000) to directors, employees and consultants. The Company recognized $nil (2005 - $188,705; 2004 - $49,284) in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet.  The compensation recognized was calculated using the Black-Scholes option pricing model.

The following weighted average assumptions were used in the valuation of stock options granted:

	2005	2004

Risk-free interest rate	2 – 3%	2-3%
Expected life of options	5 years	5 years
Annualized volatility	42.82%	42.82%
Dividend rate	0.00%	0.00%

Flow-through Shares

During the year ended February 28, 2006, the Company issued 11,705,995 flow-through shares and has renounced $5,570,698 of expenditures to the flow-through shareholders.

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2006

7.

RELATED PARTY TRANSACTIONS

During the year, the Company had the following transactions with officers and directors and other companies with which officers or directors are related:

	2006	2005	2005

Management fees	$ 96,000	$ 52,000	$ 48,000
Consulting fees	79,000	15,000	-

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

EXPLORATION EXPENDITURES AND ACCUMULATED LOSSES

Under the Canadian Income Tax Act, a Canadian entity in exploration and mining industries can accumulate its resource related exploration expenses and development expenses (as defined by Canada Revenue Agency), carry them forward indefinitely and use them to reduce taxable income in the future.  As of February 28, 2006, the Company has Cumulative Canadian Exploration expenses (CCEE) of $28,508,000 (2005 - $20,203,886) and Cumulative Canadian Development expenses (CCDE) of $2,252,000 (2005 - $2,010,000) that can be used to reduce exploration and development taxable income in the future.

9.

COMMITMENTS

a)

The Company leases its head office under an agreement expiring August 31, 2007. Minimum annual rents are $42,104 plus a proportionate share of the property taxes and operating expenses. The total minimum obligation under this lease over the next two years is as follows:

2007	$ 42,104
2008	21,052

b)

The Company rents its Ferguson Lake Camp Lodge under an agreement expiring March 30, 2007 with a renewal option for a further 2 years. Minimum annual rents are $42,672 plus related taxes. The minimum obligation under this lease over the next two years is as follows:

2007	$ 42,672
2008	3,556

c)

The Company rents its office copiers under a 60 month operating lease expiring April 2009 with annual lease payments of $7,680.  The minimum obligation under this lease over the next four years is as follows:

2007	$ 7,680
2008	7,680
2009	7,680
2010	1,280

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2006

10.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, refundable deposits, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005	2004

Cash paid during the year for interest	$ 89,962	$ 52,823	$ 150,138

Cash paid during the year for income taxes	$ -	$ -	$ -

The significant non-cash transactions during the year ended February 28, 2006 included:

a)

The reclassification of contributed surplus amounting to $125,090 due to the exercise of stock options.

b)

The renunciation of $5,570,698 to subscribers of 11,705,995 flow-through shares.

c)

Incurring accounts payable of $535,011 towards mineral property costs.

The significant non-cash transaction during the year ended February 28, 2005 was the issuance of 1,500,000 common shares valued at $600,000 for finders’ fees on private placements.

The significant non-cash transactions during the year ended February 29, 2004 included:

a)

The issuance of 51,200 common shares valued at $12,800 for finders’ fees on private placements.

b)

Reclassification of contributed surplus of $740 due to exercise of stock options.

12.

SUBSEQUENT EVENTS

Subsequent to February 28, 2006, the Company:

a)

Received proceeds of $657,500 pursuant to the exercise of 1,033,334 share purchase warrants and 85,000 share purchase options.

b)

Received proceeds of $16,566,653 pursuant to a private placement consisting of 24,424,501 units at $0.53 per unit and 5,571,796 flow-through common shares.  Each unit consisted of one common share and one-half of one share purchase warrant with each full warrant exercisable at $0.75 per share and expiring May 10, 2007.

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2006

12.

SUBSEQUENT EVENTS (cont’d…)

a)

Cancelled due to expiry share purchase warrants to acquire 18,591,369 common shares and share purchase options to acquire 562,000 common shares.

b)

Granted share purchase options to acquire 4,790,000 common shares at a price of $0.60 per share expiring March 31, 2011.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (U.S . GAAP), except as follows:

Exploration Expenditures

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and U.S GAAP. Under U.S. GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under U.S. GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Flow-through Shares and Future Income Tax Recovery

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under U. S. GAAP, any difference between the fair value of the non flow-through shares and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors for the flow-through shares.  The liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures and the related income tax deductions are renounced to investors.

The Company did not issue any flow-through shares during the year ended February 29, 2004. During the year ended February 28, 2005, the Company issued 2,273,890 flow-through shares for total proceeds of $1,023,250. As the value of the compensation received for the flow-through shares issued during the year ended February 28, 2005 was equal to the fair value of non-flow through shares on the date issued, there is no difference for U.S. GAAP purposes.

During the year ended February 28, 2006, the Company issued 11,705,995 flow-through shares for total proceeds of $5,570,698. As the value of the compensation received for the flow-through shares issued during the year ended February 28, 2006 exceeded the fair value of the non-flow through shares on the date issued by $350,839, the Company recorded a difference in capital stock and related income tax expenses on renunciation.

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2006

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Comprehensive Income

Under U.S. GAAP, Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income“ (“SFAS 130”) requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year except those resulting from investments by owners and distribution to owners. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

The following summarizes the balance sheet items with material variations under U.S. GAAP:

	2006	2005

Mineral properties	$ -	$ -
Deferred income tax liability	-	-
Share capital	61,655,452	46,760,726
Additional paid-in capital	725,324	850,414
Accumulated deficit	(61,358,921)	(46,627,423)

The following table summarizes the effect of differences between Canadian GAAP and U.S. GAAP on loss for the year:

	2006	2005	2004

Loss for the year under Canadian GAAP	$ (2,695,494)	$ (1,921,900)	$ (1,723,364)

U.S. GAAP material adjustments:
Write-off of mineral property expenditures	(12,323,334)	(9,670,383)	(3,054,414)
Future income tax expense	1,663,407	180,376	-
Future income tax recovery	(1,376,077)	(418,450)	-

Net loss for the year under U.S. GAAP	$ (14,731,498)	$ (11,830,357)	$ (4,777,778)

Basic and diluted loss per share under U.S. GAAP	$ 0.11	$ 0.11	$ 0.07

Weighted average number of shares under U.S. GAAP	139,439,136	108,333,048	70,241,100

#

STARFIELD RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2006

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

The following table summarizes the effect on cash flows after considering the U.S. GAAP adjustments:

Cash flows from operating activities

	2006	2005	2004

Per Canadian GAAP	$ (2,116,171)	$ (1,645,106)	$ (2,546,103)
Mineral properties expensed as incurred	(12,060,656)	(9,647,808)	(3,054,414)

Per U.S. GAAP	$ (14,176,827)	$ (11,292,914)	$ (5,600,517)

Cash flows from investing activities:

	2006	2005	2004

Per Canadian GAAP	$ (12,199,365)	$ (9,804,045)	$ (3,054,414)
Mineral properties expensed as incurred	(12,060,656)	(9,647,808)	3,054,414

Per U.S. GAAP	$ (138,709)	$ (156,237)	$ -

Recent accounting pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

The FASB has also issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” and SFAS No. 156 “Accounting for Servicing of Financial Assets”, but they will not have any relationship to the operations of the Company. Therefore a description and its impact for each on the Company’s operations and financial position have not been disclosed.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s financial position or results of operations.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starfield Resources Inc.

Registrant

Dated: September 13, 2006	Signed: /s/ Glen Indra
Glen Indra, President and Director

#