Form 20-F
period 2007-02-28
STARFIELD RESOURCES INC
filed 2007-09-17
CIK 1074795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended February 28, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number 000-
STARFIELD RESOURCES INC.
(Exact name of registrant as specified in its charter)
Alberta, Canada
(Jurisdiction of incorporation or organization)
130 Adelaide Street, Suite 2210, Toronto, Ontario, Canada M5H 3P5
(Address of principal executive offices)
Securities to be registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 200,849,847
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐       Accelerated filer ☐       Non-accelerated filer ☑
Indicate by check mark which financial statement the registrant has elected to follow. Item 17 ☑ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.
Item 1.A. Directors and Senior Management.
     No disclosure required.
Item 1.B. Advisers.
     No disclosure required.
Item 1.C. Auditors.
     No disclosure required.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
Item 2.A. Offer statistics.
     No disclosure required.
Item 2.B. Method and expected timetable.
     No disclosure required.
ITEM 3. KEY INFORMATION.
Item 3.A. Selected financial data.
     The information in Table No. 1 was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5, “OPERATING AND FINANCIAL REVIEW AND PROSPECTS.” Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.
Table No. 1
Selected Financial Data
(CDN$ in 000, except per share data)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	2/28/07	2/28/06	2/28/05	2/29/04	2/28/03
Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	$(2,100)	$(2,695)	$(1,922)	$(1,723)	$(1,390)
Earnings (Loss) Per Share	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.04)
Net Income (Loss) US GAAP		$(14,731)	$(11,830)	$(4,778)	$(8,476)
EPS (Loss) US GAAP		$(0.11)	$(0.11)	$(0.07)	$(0.16)
Wtg. Avg. No. Shares US GAAP	184,474	139,439	108,333	70,241	51,906
Dividends Per Share	$0	$0	$0	$0	$0
Dividends Per Share US GAAP	$0	$0	$0	$0	$0
Wtg. Avg. No. Shares Cdn GAAP	184,474	139,439	108,333	70,241	51,906
Working Capital	$(1,193)	$803	$839	$(432)	$(1,344)
Resource Properties	$63,581	$46,375	$34,051	$24,381	$21,327
Long Term Debt	$185	Nil	Nil	Nil	Nil
Long Term Debt (US GAAP)		Nil	Nil	Nil	Nil
Shareholder’s Equity	$60,942	$45,553	$34,855	$23,964	$20,003
Total Assets	$65,064	$48,923	$35,689	$25,425	$21,596
Total Assets (US GAAP)		$2,549	$1,638	$1,044	$269

Exchange Rates
     In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).
     Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended February 28th, the average rates for the period, and the range of high and low rates for the period.
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
Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close
July 2007	$1.05	$1.07	$1.04	$1.07
June 2007	$1.07	$1.07	$1.06	$1.06
May 2007	$1.10	$1.11	$1.07	$1.07
April 2007	$1.14	$1.16	$1.11	$1.11
March 2007	$1.17	$1.18	$1.15	$1.15
February 2007	$1.17	$1.19	$1.16	$1.17
Fiscal Year Ended 2/28/07	$1.14	$1.19	$1.10	$1.17
Fiscal Year Ended 2/28/06	$1.19	$1.26	$1.14	$1.14
Fiscal Year Ended 2/28/05	$1.28	$1.40	$1.18	$1.23
Fiscal Year Ended 2/29/04	$1.36	$1.49	$1.27	$1.34
Fiscal Year Ended 2/28/03	$1.57	$1.61	$1.51	$1.60

Item 3.B. Capitalization and indebtedness.
     No disclosure required.
Item 3.C. Reasons for the offer and use of proceeds.
     No disclosure required.
Item 3.D. Risk factors.
     The securities of the Company are highly speculative and subject to a number of risks. These risks might affect the Company reaching its business objectives, which include successfully exploring and developing further mineral resources. In particular, the following risk factors apply:
Going Concern
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
The Company Is Experiencing Negative Cash Flow
     The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow its cash reserves are being depleted. Accordingly, the Company must obtain additional funds through the sale of equity and debt capital. Such sales might not be available on acceptable terms, which could have a material adverse effect on our business and results of operations.
The Company Has Engaged in Exploration and Has No History of Development Activities
     The Company has no history of, and is in the early stages of, development on its mining property. The Company may experience higher costs than budgeted and delays which were not expected. The Company must also locate and retain qualified personnel to conduct exploration work. Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have a material adverse effect on our business and results of operations.
Our Current Operations Depend on a Single Property
     Our only material mineral producing property is the Ferguson Lake Property. Unless the Company acquires or develops additional material properties or projects, the Company will be solely dependent upon the operation of that property for its revenue and profits, if any.
The Mining Industry Is Speculative and of a Very High Risk Nature
     Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s drilling activities are in the development stage and such development is subject to the risk that previously reported inferred mineralization is not economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.
     The Company’s activities are subject to a number of factors beyond its control including intense industry competition and changes in economic conditions, including some operating costs (such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment and possible environmental damage, which could have a material adverse effect on our business and results of operations.

The Mining Industry Is Competitive
     The mining industry is competitive and we face strong competition from other exploration companies, or prospective exploration companies, in connection with the exploration and development of nickel, copper, cobalt and PGM resource properties in Canada. A number of these companies have greater financial resources, operational experience and technical capabilities than we do. As a result of this competition, we may be unable to maintain our explorations on terms we consider acceptable or at all, which could have a material adverse effect on our revenues, operations and financial condition.
Our Success Is Dependent on Various Key Personnel
     Our success is dependent upon the performance of key personnel, and we do not maintain life insurance for key personnel and the loss of the services of senior management or key personnel could have a material and adverse effect on the our business and results of operations.
We May Suffer Losses from or Liabilities for Risks Which Are Not Insurable
     Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. We may become subject to liability for pollution, cave-ins or hazards against which we cannot insure or against which it may elect not to insure. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for environmental occurrences, pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. The payment of such liabilities could have a material, adverse effect on our financial condition and results of operation.
     Although we intend to maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or we might not elect to insure ourselves against such liabilities due to high premium costs or other reasons, in which event we could incur significant costs that could have a materially adverse effect upon our financial condition and results of operations.
There Is Uncertainty of the Nature and Amount of Our Resources
     While we have carried out, and will carry out on an annual basis, estimates of our mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material and adverse effect on our business and results of operations.
We May Experience Uncertainty in Marketing the Nickel, Copper, Cobalt and PGMs Which We May Potentially Mine
     Our future revenues are expected to be in large part derived from the mining and sale of nickel, copper, cobalt and PGMs. The price of these metals fluctuate and are affected by numerous factors beyond our control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine development and improved mining and production methods, which could have a material adverse effect on our financial condition and results of operations.
Our Activities Are Subject to Extensive Governmental Regulation and Permitting Requirements
     Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, water use, land use, land claims of First Nations and local people, environmental protection and remediation, endangered and protected species, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:
(a)	Government of Canada:
(i)	Canada Customs and Revenue Agency (taxation);

(ii)	Canadian Environmental Assessment Agency, Environment Canada (environmental protection);

(iii)	Natural Resources Canada (land use and conservation);

(iv)	Dept. of Fisheries and Oceans (land use and conservation); and

(v)	Dept. of Indian Affairs and Northern Development (land use and conservation);
(b)	Government of Nunavut:
(i)	Dept. of Sustainable Development (mineral tenure, development and use);

(ii)	Nunavut Planning Commission (land use and conservation);

(iii)	Nunavut Water Board, (environmental protection) (land use and conservation);

(iv)	Dept. of Finance (taxation);

(v)	Nunavut Impact Review Board (mine plans, labour rights and relations);

(vi)	Dept. of Culture, Language, Elders and Youth (mine plans, labour rights and relations); and

(vii)	Kivalliq Inuit Association (land use and conservation); and
(c)	Kivalliq Designated Inuit Organization:
(i)	Inuit Impact and Benefit Agreement (tax assessment);

(ii)	Keewatin Regional Land Use Plan (building permitting); and

(iii)	Kivalliq Inuit Association (business licensing).
     In addition, our current and future operations, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. We have obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on us and our business and results of operations.
     Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring our operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. We may be required to compensate those suffering loss or damage by reason of our mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on our business and results of operations.
     Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of our mining properties. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail production, development or exploration

The Company Is Awaiting Additional Permits to Complete an Airfield
     The Company has received the permit to construct a dirt airstrip near the new Ferguson Lake camp in the central part of the property that will be capable of handling wheel-equipped aircraft. Although this permit provides for the construction of the airstrip, the construction of associated roads, and the construction of the required fuel storage area, additional permits will be required to commence construction of the airstrip, such as a required quarrying permit. Federal and local laws and regulations governing the permitting of this airstrip may affect the Company’s ability to transport people and materials to and from the camp. The failure to obtain these additional permits or approvals that may be required or their subsequent revocation could have a material and adverse effect on the Company, its business and results of operations.
The Company’s Activities Are Subject to Aboriginal Consultation and Accommodation
     In 1993, Canada entered into the Nunavut Land Claims Agreement with the Inuit of the Nunavut Settlement Area, which resulted in the creation of the Nunavut Territory. Pursuant to that agreement, in order for the Company to proceed with exploitation of minerals from its properties, it may be required to enter into an Inuit Impact and Benefit Agreement (“IIBA”). The terms of such an IIBA are uncertain, as they would be the product of future negotiations between the Company and the Kivalliq Inuit Association.
     Although we have exercised the usual due diligence with respect to determining title to properties in which we have a material interest, there is no guarantee that title to such properties will not be challenged or impugned. Title to and the area of resource claims may be disputed. Our interests may be subject to prior unregistered agreements or transfers, aboriginal land claims, aboriginal rights, treaty rights, and title may be affected by undetected defects. There may be valid challenges to the title of our properties, which, if successful, could impair their development and/or operations.
     Although a land claim agreement has been reached with the Inuit, no modern agreement has been reached with any First Nation or Métis group which might have an interest in the area of our properties. The Supreme Court of Canada has held that aboriginal groups, including Métis, may have a spectrum of aboriginal or treaty rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, subject to meeting a justification test. However, a recent decision of the Supreme Court of Canada casts doubt on the ability of the territorial government to justify infringements of treaty rights. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified. The Supreme Court of Canada has determined that there is a duty on government to consult with and, where appropriate, accommodate aboriginal peoples where government decisions may impact on claimed, but as yet unproven, aboriginal rights, treaty rights or title. The Court found that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government. However, government permits, including environmental and mine permits will not be granted unless the government is satisfied that the duty to consult and accommodate has been fully met. Failure to satisfy the government as to the duty to consult or accommodate aboriginal interests may result in our failing to obtain necessary government permits, which could have a material and adverse effect on us and our business and results of operations.
Our Activities Are Subject to Environmental Risks
     All phases of our operations are subject to federal, provincial and local environmental regulation in the various jurisdictions in which we operate which could potentially make operations expensive or prohibit them all together. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations or prevent operations all together. Environmental hazards may exist on the properties on which we hold and will hold interests which are unknown at present and which have been caused by previous or existing owners or operators of the properties.
Our Directors and Officers May Have Conflicts of Interest
     Certain of the directors and officers of the Company also serve as directors, officers and/or significant shareholders of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.

Potential Volatility of Material Price of Common Shares
     Historically, our common stock has experienced significant price and volume fluctuations that are unrelated to our operating performance at a particular time. Factors such as the price of nickel, copper, platinum group elements (“PGE”) and other minerals, announcements by competitors, changes in stock market analyst recommendations regarding the Company, and general market conditions and attitudes affecting other exploration and mining companies may have a significant effect on the market price of our common stock. Moreover, it is likely that during the future quarterly periods, our results and exploration activities may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event, the market price of the common shares could be materially adversely affected.
ITEM 4. INFORMATION ON THE COMPANY.
Item 4.A. History and development of the company.
     We are a Canadian-based natural resource exploration company. We were incorporated on April 22, 1994, under the Business Corporations Act (Alberta). The articles of the Company were amended on December 18, 1997, to change its name to Starfield Resources Inc. On October 27, 2006, the Company filed articles of continuance in British Columbia. We are also governed by the Business Corporations Act (British Columbia) and a reporting issuer in the provinces of British Columbia, Alberta and Ontario and in the North West Territories. Our registered office is located at 625 Howe Street, Suite 420, Vancouver, British Columbia V6C 2T6 and the head office is located at 130 Adelaide Street West, Suite 2210, Toronto, Ontario M5H 3P5. We have no subsidiaries. In December 1999, we earned a 100% interest in certain mineral claims in the Ferguson Lake area of the Nunavut Territory, Canada known as the “Resource Property” or the “Ferguson Lake Property” and a five-kilometers area of influence around the claims.
     The Ferguson Lake Property covers more than 1.0 million acres. Since 1999, we have completed more than 132,000 meters of diamond drilling in 359 holes. We have received a National Instrument 43 101 (“NI 43 101”) report on the Ferguson Lake Property entitled “Technical Review and Report on Revised Mineral Estimates of Mineral Resources, Ferguson Lake Nickel-Copper-Cobalt-PGE Property” dated July 15, 2007 and authored by John A. Nicholson, P. Geo. FRGS, James G. Lavigne, P. Geo., M. Sc., Dr. Bryn Harris and Dr. Nicholas C. Carter, Ph. D., P. Eng. The 2007 Report updates the resource estimates provided in the NI 43 101 technical report prepared by Dr. Nicholas C. Carter dated May 15, 2006 (the “Carter Report”). Both the Carter Report and 2007 Report are filed on EDGAR. In addition to these technical reports, we filed a geostatistical evaluation report dated August 4, 2006 and a mapping-petography report dated May 9, 2007.
     On October 27, 2006, the Company filed articles of continuance in British Columbia. The Company is governed by The Business Corporations Act (British Columbia).
     The Company, which was listed on the TSX Venture Exchange, applied to list its common shares on the Toronto Stock Exchange. That application was approved and on April 24, 2007 our common shares were delisted from the TSX Venture Exchange and began trading on the Toronto Stock Exchange under the symbol “SRU”.
     We have an unlimited number of common shares authorized, an unlimited number of first preferred shares authorized, and an unlimited number of second preferred shares authorized. All of these shares have no par value. To date, no first preferred shares and no second preferred shares have been issued. As of February 28, 2007, the end of the Company’s most recent fiscal year, there were 200,849,847 common shares outstanding.
     We have financed our operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.
Capital Expenditures
Fiscal 2005:    $9,804,045 for mineral property exploration and acquisition of equipment.
Fiscal 2006:    $12,734,376 for mineral property exploration and acquisition of equipment.

Item 4.B. Business overview.
Business in General
     We are an advanced exploration and development company focused on our Ferguson Lake copper-nickel-cobalt-palladium-platinum property located in Nunavut, Canada. Our overall business objective is to explore for, develop and commence production on the Ferguson Lake Property. More particularly, the Company’s primary near-term objectives are to continue exploration on the Ferguson Lake Property to commence an engineered scoping study as soon as possible and have it substantially complete by year-end, to accelerate the metallurgical test work, to maintain the camp, to continue with permitting, to begin prospecting the remainder of the Ferguson Lake Property, and further explore the foot-wall high-grade PGM zone.
Competitive Conditions
     Competition in the mineral exploration and production industry is intense. We compete with other mineral exploration and development companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants. Our competitors include other small to medium sized metallic mineral exploration companies that are looking for similar resource properties. Companies actively exploring in the Ferguson Lake area include, among others, De Beers Canada Exploration Inc., Kennecott Canada Exploration Inc. and BHP Billiton Diamonds Inc.
Seasonality
     The Company’s field exploration and development endeavours take place between March and December of each year. Potential production, if and when attained, will run year round.
Material Effects of Government Regulations
     Our current and anticipated future operations, including further exploration and/or production activities require permits from various Canadian Federal, Provincial and territorial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in a cessation of operations. We have had no material costs related to compliance and/or permits in recent years, and anticipates no material costs for Fiscal Year 2008.
     Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are increasingly stringent. Companies and their directors, officers and employees carry a heightened degree of responsibility in respect of environmental assessments. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations.

Plan Of Operations
Source of Funds for Fiscal 2007
     Our primary source of funds since incorporation has been through the issuance of common shares, special warrants and private placement units. Currently, we do not have operating revenues, and we do not anticipate generating any operating revenue until the Ferguson Lake project begins production. However, production will not begin unless and until commercially viable minerals are discovered.
     The Company had working capital deficiency of $1,913,431 as of 2/28/2007, the end of the most recent fiscal year, and working capital of $802,947 at 2/28/2006. The Company had $505,890 in cash and cash equivalents as of 2/28/2007 and $2,134,103 at 2/28/2006. Subsequent to Fiscal 2007 Year End, the Company closed the private placement of 27,142,858 flow-through common shares at a price of $0.28 per flow-through share, and 31,249,999 non-flow through common share units at a price of $0.24 per unit, for total gross proceeds of $15,100,000. Also subsequent to the fiscal year-end, the Company issued 9,647,500 common shares pursuant to the exercise of options for proceeds of $3,902,438, and issued 11,265,456 common shares pursuant to the exercise of warrants for proceeds of $4,909,051.
Item 4.C. Organizational structure.
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
Item 4.D. Property, plants and equipment.
     Our business office is located in rented premises of approximately 2,000 square feet at Suite 420, 625 Howe Street, Vancouver, British Columbia V6C 2T6. Our executive offices are located at 130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada M5H 3P5.
Project Description and Location
     The Ferguson Lake Property consists of 442 mineral claims comprising an area of 439,778.08 hectares (1,086,715.3 acres) in the Kivalliq region of southern Nunavut Territory some 240 kilometers west of Rankin Inlet and 160 kilometers south-southwest of Baker Lake. Ferguson Lake, central to the large property area, is midway between Yathkyed and Kaminuriak Lakes. The property currently measures 125 kilometers in an east direction and approximately 80 kilometers north-south. These mineral claims are issued pursuant to the Canada Mining Regulations, C.R.C.C. 1516.
     All of the mineral claims are contiguous and extend east, west, south and northwest of Ferguson Lake between latitudes 62° 30’ and 63° 15’ North and longitudes 96° 00’ and 98° 15’ West.
     In 2006 and 2007, we contracted McElhanney Associates Land Surveying Ltd., a Canada Land Surveyor, to conduct Canadian Legal Survey (“CLS”) work at the Ferguson Lake Property as required under the Canada Mining Regulations to have certain mineral claims converted to mining leases. The work entailed a detailed CLS of the key mineral claims hosting the mineral resources at the Ferguson Lake Property, and the CLS has now been completed. The information in this paragraph was provided by us and not extracted from the 2007 Report.
     The fieldwork has now been completed and CLS maps have been finalized so that we can continue with the process of application and registry of the mineral claims as mining leases with the Mining Recorders’ Office in Nunavut. The Mining Recorder administers most of the subsurface rights of Crown Lands in Nunavut and grants the mining lease status of mineral claims. It is expected that our application and registry for such mining leases will be completed in 2007.
     Parts of the current property were initially located in 1997 by way of one Prospecting Permit covering the northwest quarter of NTS map-area and three contiguous mineral claims. Additional mineral claims were located in 1998 and 1999 to cover the area of the Prospecting Permit which expired February 1, 2000. A number of these claims were allowed to lapse following detailed prospecting in 2001. The mineral claims acquired by the Company prior to 2003 included the area of a Mining Lease previously held by Canadian Nickel Company, Ltd., a subsidiary of Inco Ltd (now CVRD Inco Limited, “Inco”).

     Most of the mineral claims comprising the expanded property area were located between January and November of 2005.
     Mineral claims in Nunavut are valid for two years from the recording date and may be renewed for an additional year by completing representation (assessment) work in the amount of $4.00/acre within the initial two-year period. Annual work in the amount of $2.00/acre is required to renew the claims beyond the third year. Representation work for the various mineral claims has been routinely filed on an annual basis since 1999.
     Land use permits, enabling exploration work to be conducted over the entire property area have been issued or renewed by the Kivalliq Inuit Association for parts of the property covering Inuit owned lands and by Indian and Northern Affairs Canada for Crown lands. Detailed environmental studies, conducted by Rescan Environmental Services Ltd. on behalf of the Company, have been ongoing since 1999.
     The majority of exploration work completed since 1999 has been directed to several mineral zones east and west of Ferguson Lake.
     We entered into an option agreement in February 1999 to purchase a 100% interest in the mineral claims comprising the part of the Ferguson Lake Property (the “Original Ferguson Lake Property”) from a syndicate of the vendors (the “Ferguson Lake Syndicate”) in exchange for an initial cash payment, the issuance of common shares and scheduled work commitments. The issuance of additional common shares to the Ferguson Lake Syndicate was based on incurred exploration expenditures. Our current 100% earned interest in the Original Ferguson Lake Property is subject to a 3% net smelter royalty (“NSR”) on potential future mineral production, a 3% gross overriding royalty on any diamond production and a $25,000 annual advance royalty payment. We have the right to purchase 1% of the NSR for $1 million for a period of 180 days following receipt of a positive feasibility study on the Original Ferguson Lake Property recommending commercial production. Subsequent to this purchase of the Original Ferguson Lake Property, we staked certain other claims that comprise the Ferguson Lake Property, and these additional stake claims are not subject to this NSR.
     We are not aware of any environmental, infrastructure, or permitting issues which would adversely affect the potential viability of the Ferguson Lake Property; although we cannot provide any assurance that agencies or government departments (Government of Nunavut, Dept. of Indian Affairs and Northern Development, Dept. of Fisheries and Oceans, Canadian Environmental Assessment Agency, Dept. of Natural resources Canada, Dept. of Sustainable Development GN, Nunavut Water Board, Dept. of Culture, Language, Elders and Youth GN, Nunavut Planning Commission, Nunavut Impact Review Board, Kivalliq Inuit Association, Keewatin Regional Land Use Plan, Inuit Impact and Benefit Agreement, Community Land and Resources Committee, Designated Inuit Organization and others) will approve mine production at the Ferguson Lake Property.
     We are in compliance and in accordance with applicable agency requirements and government regulators requirements and continues to operate the Ferguson Lake Property by holding all necessary permits, which are in good standing, or hold extensions to existing permits or has applications being processed with the applicably authority. We have paid all application fees, costs, rents and securities deposits relating to these permits, extensions or applications.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
     Access to the Ferguson Lake Property is by air from Rankin Inlet or Baker Lake, both of which have scheduled airline service and offer a number of facilities. A dirt airstrip on a large island in Ferguson Lake in the central part of the property is capable of handling wheel equipped aircraft. Permitting is currently being sought for a new dirt airstrip near the new camp.
     Limited supplies and services are available in Rankin Inlet and Baker Lake and the staging points for recent programs have been Thompson, Manitoba, 765 air kilometers south of Ferguson Lake and Yellowknife, Northwest Territories, 900 air kilometers west. Both of these communities, with populations of about 15,000, are accessible by highway, have scheduled airline service and are major supply centres.
     Previous and current programs involved freighting supplies, equipment and fuel by larger aircraft to an ice airstrip established on Ferguson Lake and fuel and other supplies have also been transported to the property by winter cat train from Churchill, Manitoba.

     A subarctic climate is characterized by long winters (October through April) with mean temperatures of -30 degrees C; a short summer season with mean temperatures in the 15 degrees C range extends from July through mid-September. Mineral exploration work is most conveniently carried out during the summer months and between March and May when geophysical surveys and diamond drilling can make use of ice-covered lakes. A bulldozer was used for drill moves in April and May and a helicopter based on site transported crews and moved the drills as required between June and November.
     There is little or no infrastructure in this remote part of Canada other than abundant water supplies. The Nunavut government has been studying the possibility of extending a road into the territory from northern Manitoba; a potential route would likely pass close to Ferguson Lake. Diesel generated electrical power has been used for past mining operations in the general area including Cullaton Lake which is 200 kilometers south of Ferguson Lake.
     The area is one of low relief, featuring numerous smaller lakes and a few large river systems, notably Kazan and Ferguson Rivers. Yathkyed and Ferguson Lakes are 141 and 114 meters above sea level respectively and maximum elevations in the surrounding area range from 200 to 275 meters. Elevations within the current property area average less than 200 meters and range from slightly less than 100 meters at the property eastern boundary to 290 meters north of Yathkyed Lake. The orientations of Ferguson Lake and a number of smaller lakes reflect the dominant south-easterly glacial direction. Bedrock is fairly well exposed on numerous low hills and ridges in contrast to lower areas where bedrock may be obscured by between 6 and 25 meters of glacial debris. The terrain is typical of the barren grounds; the tree line is 150 km south of Ferguson Lake and vegetation consists principally of moss, lichen, dwarf birch and Labrador tea. Wildlife includes caribou, artic foxes, muskox and barren ground grizzly bears.
History
     Canadian Nickel Company Ltd., the then exploration arm of Inco, discovered copper-nickel mineralization at Ferguson Lake in 1950. A 3000 square kilometer concession was granted in late 1950 and work over the ensuing five years included construction of a 90 person all-season camp, airborne and surface geophysics, geological mapping and 37576 meters of diamond drilling.
     Nearly three-quarters of the total drilling (27732 meters) was directed to mineralized zones east and west of Ferguson Lake and the intervening area beneath the lake (East Zone, West Zone and Central or lake Zone). The remainder of the drilling tested other targets within and outside the original concession area. Standard drilling techniques recovered EX-size (2.23 centimeter diameter) core.
     A 10 ton bulk sample, extracted from West Zone in 1953, was transported to Copper Cliff, Ontario for mill testing. A central 200 claims area (4180 hectares) of the original concession was taken mining lease in 1957; this was subsequently reduced by 50% in 1978.
     Esso Minerals Canada optioned the property from Inco in 1980 and extracted a 9 tonnes bulk sample. Homestake Mineral Development Company (“Homestake”) was aware of platinum and palladium values in the area of Ferguson Lake in 1981 and acquired claims and prospecting permits around the existing Inco mining lease in 1986. A comprehensive program in 1987 consisted of reconnaissance geological mapping and, with Inco’s permission, the collection of 339 rock and 266 soil samples mainly from the known East and West mineral zones.
     Homestake’s mineral claims in the area subsequently lapsed and the Inco mining lease expired June 17, 1992. A Prospecting Permit covering part of the area of the original Inco property was issued in early February, 1997 and the FERG 1-3 mineral claims were located in mid-September of the same year. Ten rock and four soil samples were collected from East and West Zones and from one of the other known mineralized zones at that time.
     A 1998 field program, carried out on behalf of the Ferguson Lake Syndicate between mid-August and early September, 1998, included re-establishment of survey control at several points along the 1950’s Inco baseline, prospecting, and the collection and analyses of rock samples from the East, West and several other mineralized zones.
     We entered into an agreement with the Ferguson Lake Syndicate in February of 1999 and undertook a two-phase exploratory program in the spring and summer of the same year. See “Exploration” for further details.

Geological Setting
Regional Geology
     The Ferguson Lake Property is situated in the Western Churchill Province, an Archean craton which is divided into the lithologically distinct Rae and Hearne domains by the northeast-trending Snowbird Tectonic Zone.
     Ferguson Lake, 100 km east of the Snowbird Tectonic Zone, is more precisely within the northwestern Hearne domain which is made up principally of Archean metavolcanic and metasedimentary rocks and areally extensive gneissic terranes derived from both Archean volcanosedimentary and plutonic rocks and early Proterozoic plutonic rocks. The northwestern Hearne domain is bounded by northeast-trending, regional shear zones including the Tulemalu Fault Zone (part of the Snowbird Tectonic Zone) on the north and by the northeastern extension of the Tyrrell Shear Zone on the southeast.
     The Ferguson Lake area includes the most northerly extension of the northeast-trending Yathkyed greenstone belt mainly present as strongly deformed, gneissic Archean supracrustal and intrusive rocks and variably deformed Proterozoic plutons and dykes. The deformed sequences are metamorphosed to upper amphibolite facies and protoliths of the older supracrustal rocks are comparatively rare. Where seen, they consist principally of mafic metavolcanics with cherty iron formations and lesser intermediate to felsic metavolcanics and clastic metasedimentary rocks.
     The widespread Archean gneissic rocks are intruded by Archean granodiorites, quartz monzonites, and a variety of mafic intrusions including diorites and gabbros. Late Archean intrusions include the east- to northeast-trending Kazan dykes which consist of variably metamorphosed gabbros and hornblendites.
     Early Proterozoic gabbros and slightly younger diabase dykes cut all older rocks as do late Proterozoic syenites and lamprophyres, such as the Martell Syenite. A large (13 x 5km) pluton of Martell Syenite, centred on Uligattilik Hill several kilometers east of the Ferguson Lake property, is reflected by a positive magnetic anomaly on published airborne magnetic survey results for map-area 651.
     The Western Churchill Province, because of its diverse geological environments which span a 1.5 billion year interval, is host to a variety of mineral deposit types. Known mineral deposits, prospects and occurrences include mafic — ultramafic-related magmatic nickel-copper-cobalt-PGE, orogenic (mesothermal) lode gold, volcanic hosted massive sulphides, syngenetic and epigenetic uranium deposits and prospects, quartz-carbonate veins containing precious metals and diamonds associated with Phanerozoic kimberlite intrusions.
Property Geology
     Oldest rocks in the southern and northeastern parts of the Ferguson Lake Property centred on Ferguson Lake are east to northeast trending, fine to medium-grained amphibolites which are the metamorphic products of original mafic and intermediate volcanic rocks of Archean age. These supracrustal rocks, which contain sulphide, oxide and silicate banded iron formations in a number of localities, are interlayered with more widespread quartz-feldspar-biotite-(hornblende) gneiss and paragneiss and all units have been intruded by Archean tonalities, granite gneisses and smaller, complex, coarse-grained pegmatite bodies. A variety of younger (Proterozoic) dykes, sills and irregular intrusions cut the older rocks.
     Pronounced layering in the supracrustal rocks trends east-northeast to northeast and dips moderately to steeply north. Medium to coarse grained, massive to weakly foliated gabbros, containing +60% hornblende and termed hornblendites in earlier reports, mainly occur within, and are conformable with, the layering in amphibolite-hornblende-biotite gneiss sequences. Petrographic studies suggest that these hornblende-rich gabbros, which are the principal host rocks for base metal sulphides and PGE, may be metamorphic products of original tholeiitic mafic or ultramafic (pyroxenite-peridotite) intrusions.
     All of the foregoing lithologic units, including the host gabbros, are cut by younger (mid-Proterozoic) gabbros and diabases and by late Proterozoic syenites, quartz-feldspar porphyries and fine-grained, locally biotite-rich mafic dykes.

     Younger syenites, part of the Martell Syenites, and distinctly post-mineral mafic dykes are also evident in many of the diamond drill holes completed to date. Larger bodies of this syenite occur near the east shore of Ferguson Lake and a larger body underlying Uligattilik Hill borders the eastern property boundary.
     A structural mapping program in the areas of two of the principal mineralized zones, East and West Zones, indicated that most of the foregoing lithologic units, including the granitic intrusive rocks but excluding the younger gabbro, diabase and mafic dykes and syenite plutons, were subjected to high grade metamorphism and deformation. Intricate folding of the gneissic rocks and the hornblendites (gabbros) has produced antiform and synform structures which are particularly evident in the area east of Ferguson Lake. The East and West mineralized zones were interpreted as being within the south limb of a recumbent, doubly-plunging synform or canoe-shaped structure modified by numerous faults and shear zones which offset the various lithologic units.
Mineralization & Drilling
     The various mineral zones identified to date in that part of the property bordering Ferguson Lake are magmatic nickel-copper sulphide deposits which also contain cobalt and PGE values. As noted, these zones are spatially related to mafic (and ultramafic) intrusions which are principally in the form of fine- to coarse-grained gabbros.
     Nickel-copper-cobalt-PGE mineralization at Ferguson Lake is hosted mainly by fine- to coarse-grained gabbros which include hornblendites. Three of the mineral zones (East, Central (lake) and West) are at least spatially related to the same gabbro unit which is between 10 and 600 meters thick and has been traced by intermittent exposures and by diamond drilling over a strike length of more than 12 km east and west of Ferguson Lake. This and the other gabbro units hosting the several other mineral zones dip moderately to steeply north and are generally conformable with enclosing hornblende-rich gneisses.
     Better grades of base and precious metals mineralization are present within massive to semi-massive sulphide lenses, pods and stringers which consist of between 80% and 90% pyrrhotite and lesser chalcopyrite, some pyrite and very fine-grained pentlandite. Rounded magnetite grains, up to 1 cm in size, are a common constituent of the sulphide lenses. Better grades are contained within zones having thicknesses of between two and tens of meters.
     Sulphide matrix breccias, featuring 1-2 cm subrounded mafic clasts, are a common feature of massive sulphide zones. Net-textures have been noted in some of the stringer and fracture-filling sulphide sections. The sulphide zones occur mainly in the upper, structural hangingwall portion of the of north-dipping gabbro units and to a lesser degree as remobilized lenses within hangingwall and footwall gneisses. The sulphide-rich zones are marked on surface by prominent gossans up to 25 meters wide and several hundred meters long.
     The East, West and Central (lake) Zones were tested by more than 27000 meters of diamond drilling in 170 holes by Inco in the early 1950s. Most drilling was on 120 to 150 meters spaced north-south sections; distance between holes along these sections averaged about 70 meters. Hole lengths averaged 150 to 180 meters with the deepest hole being 640 meters. This drilling did not test the zones below a vertical depth of about 240 meters.
     The most significant drilling results obtained by us to date have been from East and West Zones. Better grades (+1% combined copper-nickel) of nickel-copper-cobalt-PGE mineralization within and marginal to the host gabbro intrusion in both of these zones are contained in lenses and pods of massive and semi-massive sulphides which have a lateral extent of 350 meters in East Zone II to more than 4000 meters in West Zone and apparent down-dip continuities of between 60 and +500 meters. Lens widths range between 1 and 71 meters (average 10 meters) for West Zone and between I and 24 meters (average 6 meters) for East Zone. Two or more parallel lenses, separated by between 5 and 100 meters of lower grade sulphide mineralization and/or unmineralized hostrock, are evident in many of the holes drilled on West Zone.
     The principal focus of previous and current work has been directed to West Zone which has been traced by intermittent bedrock exposures, geophysical surveys and by a considerable amount of diamond drilling over a zone length of several kilometers. The zone has been tested by 72 Inco holes (10,833 meters) between 1951 and 1955 and by more than 76,000 meters of drilling in 183 holes by Starfield since 1999.
     Results of 1950s Inco drilling identified a West Zone resource of 6.4 million tonnes grading 0.87% copper and 0.75% nickel; this resource has been expanded significantly more than ten fold over the past several years.

     East Zone, near the east shore of Ferguson Lake was initially tested by 1950s Inco drilling which consisted of 7,115 meters in 56 holes completed over a zone strike length of 2,500 meters. Data from these holes plus results for an additional 15 holes (3,200 meters) drilled by the Company Resources between 1999 and 2001 permit estimates of resources for two sections of East Zone (East Zone I and II); these are detailed in a subsequent section of this report. Note that East Zone I includes that part of the zone lying under Ferguson Lake close to the east shore while East Zone II is the land-based portion.
     Other mineral zones identified east of Ferguson Lake include M Zone, discovered in 2000 and situated 1 kilometer southeast of East Zone II. This zone was tested by ten inclined holes to test a blind, gently north-dipping UTEM conductor and while drilling confirmed that the conductive zone was due to the presence of sulphide minerals within a gabbro, a setting similar to the other known mineral zones, results were not particularly impressive. Further surface geophysical surveys were conducted over this zone in 2004 and three additional holes, drilled to test a new interpretation of geophysical signatures, returned results similar to those obtained from earlier drilling.
     Anomaly 51, also known as the Pointed Lake Zone, includes a northeast-trending, 50 meters wide, gossanous gabbro exposed over 2,500 meters of strike length 1 kilometers south of M Zone. This zone, which contains pods and stringers of massive pyrrhotite with lesser chalcopyrite and pyrite, particularly in its western half, was tested over 1,700 meters of strike length by 1,094 meters of diamond drilling in nine widely-spaced, inclined diamond drill holes in the 1950s. Several holes contained narrow intervals of copper-nickel mineralization; better grades (+1% combined copper-nickel) are associated with narrow intervals (0.15 to 2.29 meters) of massive pyrrhotite and pyrite hosted by gabbro in most holes drilled. No results for PGE’s were reported. Nickel values were generally higher than copper as opposed to results from other zones at Ferguson Lake.
     This zone (and its potential extensions) was further tested in 2000 and 2004 by eight holes which were drilled in several locations to test isolated UTEM conductors north and east of the area previously drilled. Only narrow sulphide intervals were encountered.
     Most exploratory work to the date of the Ferguson Lake Report (and 80% of diamond drilling since 1999) has been directed to several mineral zones west of Ferguson Lake. Those zones of apparent lesser importance include West Zone South, associated with a gossanous gabbro, subparallel to and 1 kilometer south of West Zone, is intermittently exposed over a strike length of about 1,000 meters. Previous surface sampling returned relatively high PGE values of between 540 and 1,170 ppb platinum and 1,250 to 4,500 ppb palladium.
     South Discovery Zone, a sulphide-bearing gabbro unit some 3 kilometers southwest of 119 Zone has an exposed northeast strike length of 800 meters and is offset by two parallel, northwest-striking faults. Two holes drilled to test the central part of the zone in 1999 intersected 1.5 to 2 meters intervals grading 0.30-0.62% copper, 0.11-0.50% nickel, 0.02-0.10% cobalt and 0.13-0.67 grams/tonne palladium-platinum.
     The Central or lake zone, underlying Ferguson Lake between East and West zones, was tested by some 35 vertical and inclined drill holes in the 1950s. The majority of holes completed intersected at least some copper-nickel values and ten holes contained significant results.
     Near the west shore of Ferguson Lake, hole 11,310 cut 13.5 meters grading 0.78% copper, 0.88% nickel and 1.44 grams/tonne PGE (palladium and platinum) plus a lower 5.8 meters interval containing 1.36% copper, 0.50% nickel and 0.69 grams/tonne PGE. Two holes were drilled on ice-covered Ferguson Lake by us in the spring of 2000 in an attempt to further test this part of the zone some 40 meters down-dip of the previous intersections. The first hole was abandoned in lake bottom sediments; the second hole intersected gabbro host rocks over three intervals but base and precious metals value were low. This zone was further tested by ten holes in 2003 and 2004 as part of the definition drilling program undertaken in the eastern part of West Zone. A degree of continuity of grades in sulphide lenses was identified and a part of this zone has been incorporated into the revised resource estimates for West Zone.
     As noted, West Zone proper has been the focus of most of the exploratory programs undertaken between 1999 and 2004 during which time the zone was tested by more than 150 holes plus five wedge holes (62,000 meters) drilled over 3 kilometers of strike length. Much of this drilling was designed to expand the zone both to depth and along strike with a number of deeper holes testing the deeper, western part of the zone between sections 52+00W and 68+00W in 2001. Most of these holes intersected intervals of ten’s of meters containing +1% combined copper+nickel most of which included significant sections of +1.5% and +2% combined copper+nickel plus platinum group elements averaging more than 2 grams/tonne.

     Much of the drilling undertaken on West Zone between 2002 and 2004 was directed to definition drilling in 74 relatively shallow holes (20,200 meters) in the eastern part of the zone between sections 39+00W and 51+000W to better define near-surface sulphide mineralization. An inferred resource in this area, consisting of combined copper+nickel grades greater than 1.5%, was initially explored by a number of shallow Inco holes completed between 1951 and 1955. The moderately north-dipping zone was tested by original inclined drill holes at approximately 60 meters intervals along north-south section lines 122 meters apart.
     The nature and scope of the 2002 – 2004 drilling programs consisted of collaring drill holes between existing holes such that this part of West Zone has now been drilled on sections at an average of 30 meters spacings or less. Most holes drilled intersected two or three (and in some cases, up to six), parallel sulphide lenses containing grades of at least 1% combined copper plus nickel and over minimum hole lengths of 2 meters. Intervals of lower (or zero) grades between the parallel lenses range from 2 meters to as much 65 meters. Most of the inclined holes drilled to date are essentially normal to the moderately north-dipping sulphide lenses and apparent true widths of the various sulphide lenses range from 2 meters to a maximum of 45 meters with an overall average of 7 meters. The down-dip extent of the various sulphide lenses is variable and ranges from 20 to 250 meters. Many of the drill sections feature a well mineralized sulphide lens in one hole that may or may not continue through holes drilled up or down-dip of the mineralized lens.
Mineralogical Studies
     Several mineralogical studies have been completed to date and work is ongoing. Three drill core specimens of massive sulphides from one West Zone hole (FL99-02) and two holes from East Zone (FL99-01,-05) were submitted to Cominco Ltd./Exploration Research Laboratory for ore microscopy on polished thin sections. All samples consisted principally of pyrrhotite (80-90%) with lesser abundances of magnetite (7-17%), chalcopyrite (1-8%) and 2-3% pentlandite. Pyrrhotite grain sizes in the West Zone sample ranged from 0.1 to 0.5 mm; chalcopyrite occurs as 0.5 to 1.0 mm grains at pyrrhotite grain boundaries while most pentlandite occurs as small grains (micron-size to 0.1 mm) at pyrrhotite boundaries and also as laths and flame-like intergrowths with pyrrhotite. Grain sizes in East Zone samples are slightly coarser, ranging from 0.2 to 1.0 mm for pyrrhotite, chalcopyrite from 0.05 to 0.5 mm and micron-size pentlandite. Again, chalcopyrite occurs at pyrrhotite grain boundaries; pentlandite occurs both at pyrrhotite-chalcopyrite grain boundaries and as fine, feathery intergrowths within pyrrhotite.
     Scanning electron microprobe work identified moncheite (platinum-palladium-tellurium-bismuth mineral) as small (5-30 microns) grains in pyrrhotite and adjacent to magnetite blebs. One specimen, from hole FL99-01, contained a few micron-size grains of what was interpreted to be gersdorffite (nickel-cobalt-arsenic sulphide mineral) associated with pyrrhotite.
     In summary, the principal findings of this initial study identified the source of copper as being chalcopyrite and nickel as pentlandite. The nature and distribution of platinum group elements were deserving of further study and the deportment (and significance) of cobalt was not determined.
     Six massive sulphide drill core specimens were submitted to Lakefield Research Limited for further mineralogical examination in February, 2001. Five of the specimens were from West Zone and one from East Zone I. Three polished mounts from each of the six specimens were prepared for examination by reflected light microscopy and scanning electron microscopy (SEM) — energy dispersive spectral (EDS) analysis. Electron microprobe analyses of representative pyrrhotite, nickel sulphide and PGM’s were also performed.
     All samples consisted of massive, coarse-grained pyrrhotite with variable amounts of nickel sulphides, chalcopyrite, pyrite, magnetite and non-opaque gangue minerals. Trace amounts of glaucodot (cobalt-iron sulpharsenide), galena and PGM’s were also identified.
     Nickel sulphide minerals, up to 200 microns in size include pentlandite and violarite which occur as anhedral pods and finer-grained flame structures which typically occur along pyrrhotite grain boundaries. Electron microprobe analyses of three pyrrhotite samples showed Ni contents of between 0.30 and 0.50 wt.%

     Five bismuth-tellurium platinum group minerals were identified including kotulskite (most common) and lesser moncheite, froodite, stibiopalladinite and telluropalladinite.
Geophysical Surveys
     UTEM and magnetometer geophysical surveys were completed over approximately 300 line-km of survey grid, including the frozen surface of Ferguson Lake, by SJ Geophysics Ltd. in 1999 and 2000. An airborne magnetometer survey of the entire property area was also completed in 1999.
     UTEM surveys over the known sulphide zones at Ferguson Lake identified very strong secondary fields. Pyrrhotite and magnetite within the sulphide zones are reflected by strong magnetic anomalies.
     More than thirty loops were used to complete UTEM surveys over the grid area east and west of Ferguson Lake in the southern property area which included all of the than known sulphide zones. Most of the initial survey readings were taken at a base frequency 30.974 Hz.
     The surveys indicated little or no response at depth on the Central or lake zone. Work at West Zone South suggested that the zone of high conductivity and coincident strong magnetics does not continue appreciably beyond the limits of an initial survey completed in 1999. Surveys over South Discovery Zone indicated conductivity and coincident magnetic responses over the known part of the zone and suggested a possible continuation of the zone of some 500 meters to the west
     UTEM readings, collected in 2000 from beyond the limits of the 1999 survey at East Zone suggested a continuation of the zone 1 km to the northeast. Coincident high magnetic response, however, did not appear to extend beyond 1 6E or the approximate known eastern limits of the East Zone II resource identified in 1999. Consequently, the nature of the identified conductive was unknown. This area will be the subject of additional electromagnetic surveys in 2006.
     UTEM surveys over the East Zone I resource area (beneath Ferguson Lake near the east shore) indicated down-dip extents of strong conductivity of 120 to 300 meters which was confirmed by subsequent drilling in 2000.
     The most significant geophysical results were obtained from West Zone west of the previously known limits of the zone. Interpretation of the UTEM survey results for this area indicated continuity of the strongly conductive zone at depth over a distance of more than 2 kilometers west of the previously drilled area. Conductivities (>2000 mhos) are apparently continuous over a down-dip distance of 800 meters within this zone. Vertical depths to the top of this large conductive zone range from 60 meters at section 60W to 600 meters at section 82W. Subsequent deep drilling in the western part of West Zone and in the 119 Zone confirmed pyrrhotite-rich massive sulphides to be the cause of this conductive zone.
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
     Inversion of these airborne magnetic data, undertaken at the University of British Columbia Department of Geophysics inversion facility, enabled an interpretation of these data to depth. Strong, near-surface, relative magnetic susceptibilites are coincident with East Zone and with West Zone to about section 58W where the fault offset of the zone is clearly shown. Between 58W and 72W, these higher relative susceptibilites (0.010 to 018 relative to a background of about 0.002) occur within broad zones (several hundred meters in diameter) immediately south of, and below, the UTEM conductor, are pod- or pipe-like in form and extend from depths of about 200 meters below surface to 700 meters which is at about the detection limits for these data. The higher relative susceptibilites are noted closer to surface around section 78W and continue to section 90W.

     These magnetic data indicated a possible linkage between 119 Zone and South Discovery Zone to the southwest and in late 2003 a UTEM-3 survey was conducted over 55.5 line-kilometers of survey grid established in this area. As mentioned in the previous section of this report, a strong (>2000 Siemens) conductive zone over an apparent strike length of 3 kilometers was identified at depths beginning 400 to 600 meters below surface.
     Helicopter-borne VTEM electromagnetic and magnetic surveys were completed by Geotech Ltd. over a 43 square kilometer area in the central property area in 2004 and over some 9,624 line kilometers within the expanded property area in 2005. This instrumentation, which is capable of identifying conductive zones to depths of 300 meters, outlined most of the Known, near surface mineralized zones in the central property area including East and West Zones, M Zone, Area 51 and South Discovery Zone and also identified a number of additional conductive zones within the expanded property area which warrant further investigation.
Exploration
     For the 1999 exploration program, work completed included establishment of 170 km of survey grid off an east-west baseline with north-south crosslines at 200 meters spacings, airborne and surface geophysical surveys, detailed geological mapping, prospecting and surface sampling, preliminary environmental baseline studies and 3918.5 meters of diamond drilling in nineteen holes.
     Exploratory programs in 2000, undertaken between April and early December, consisted of expanded geophysical surveys (UTEM and magnetics) over 170 km of grid and the testing of six mineralized zones by 15600 meters of diamond drilling in 49 holes.
     The 2001 program was designed to confirm and expand upon results obtained from drilling on West Zone in late 2000. Several holes from this program, which tested the zone to depth, returned markedly higher copper-nickel grades accompanied by enhanced concentrations of cobalt and PGE’s. The initial objective of the 2001 program was to explore this higher grade zone to depth and along strike and to further test the strong UTEM conductor which indicates continuity of West Zone to depth and along strike for a considerable distance to the west. Drilling consisted of 28 inclined holes for a total 18570 meters. Further interpretation of UTEM geophysical data for M Zone, east of Ferguson Lake, suggested that the previous drill holes may have been too shallow to properly test this zone. An additional five holes (1871 meters) were completed on this zone and four holes (635 meters) were drilled to test a UTEM conductor immediately east of the East Zone II resource area. Total diamond drilling completed between April and October of 2001 amounted to 21076 meters in 37 holes.
     The 2002 program, consisting mainly of diamond drilling, was directed entirely to West Zone and its western extension. The program on West Zone proper consisted of 10952 meters of drilling and included five wedge holes off hole FL01-101, an additional deep hole on section 64+00W and definition drilling (39 inclined holes) in the eastern part of the zone. The initial objective of this definition drilling was to further define near surface sulphide resources over a 1000 meters section of the eastern part of West Zone (“Pit Area") where an inferred resource with combined copper+nickel grades greater than 1.5% was initially explored by a number of shallow Inco holes completed in the early 1950s at 60 meters intervals along north-south section lines 122 meters apart. The 2002 drilling, on section lines midway between the original sections or at 60 meters spacings, was intended to provide detailed information regarding the down-dip and lateral continuity of the north-dipping sulphide horizon(s) plus confirmation of original copper and nickel grades and a more precise assessment of platinum group element and cobalt grades (original Inco results included only limited precious metals grades and no cobalt analyses). Further, the program would also provide ample material for anticipated metallurgical test work.
     An exploratory program in 2003 included the completion of nine drill holes totaling 2,667 meters to further test both massive sulphide lenses and low-sulphide platinum-palladium mineralized horizons in footwall gabbroic in the Pit Area or eastern portion of West Zone.
     The 2003 program also included of 55.5 line-kilometers of UTEM geophysical survey over a trend of magnetic anomalies interpreted to extend southwest from the 119 Zone discovered the previous year.
     Exploration work on the Ferguson Lake property in 2004 included 23018 meters of diamond drilling in 52 holes plus various airborne, surface and geophysical surveys. West Zone and its extensions was the focus of much of the 2004 work but the property area east of Ferguson Lake also received some attention. Similar to the two previous seasons, the bulk of diamond drilling (more than 65%) was directed to additional definition drilling of near surface sulphide mineralization in the West Zone Pit Area. Nearly 14000 meters of drilling was completed in 41 inclined holes in this area between sections 35+67W and 48+80W. Several of the easternmost holes were drilled beneath Ferguson Lake while the remainder served to increase the density of drill hole spacings within previously drilled areas. In addition to further assessing the structural and grade continuity of the massive sulphide lenses, this program also provided additional data pertaining to the nature and distribution of platinum group elements mineralization associated with low sulphide zones developed in gabbroic footwall rocks.

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
     Geophysical surveys undertaken in 2004 included a helicopter-borne VTEM electromagnetic and magnetic survey completed by Geotech Ltd. of a 43 square kilometer area including the known mineralized zones east and west of Ferguson Lake in the central part of the property and surface and borehole pulse electromagnetic surveys using the time domain method in various parts of the property area by Crone Geophysics and Exploration Ltd. Referred to as SQUID (Superconducting Quantum Interference Devices), this system has the capability of identifying conductive targets at depths exceeding 700 meters.
     Other work completed as part of the 2004 program included ongoing metallurgical test work on drill core samples directed to the recoveries of platinum group elements.
     Much of the 2005 exploratory program at Ferguson Lake was directed to additional diamond drilling in the area of West Zone and its extensions. Some 16861 meters of core was recovered from 29 holes.
     An additional 17 holes (3523 meters) were completed in the West Zone Pit Area. Eight holes were drilled in an attempt to further define footwall PGE mineralization while the remaining nine holes (1140 meters) were drilled at various azimuths to provide information regarding continuity and consistency of base and precious metals grades for a geostatistical study which is currently in progress.
     Ten deep holes (11213 meters) were drilled on three sections to test the “gap” between 119 Zone and the known western limits of West Zone and 119 Zone itself was tested by an additional two holes.
     Other related studies, including metallurgical work and a preliminary scoping study, are ongoing.
     Much of the 2006 exploratory program at Ferguson Lake was directed at detailed infill diamond drilling of the West Zone Pit, West Zone Mid and Pit Extension, West Zone Main and East Zone II. Some 24,330 meters of core was recovered from 110 holes.
     Two holes (211 meters) were drilled to collect samples for metallurgical work, and 19 shallow holes totalling 234 meters were drilled for geotechnical purposes. In addition, six holes (657 meters) were drilled at azimuth grid north to test a south dipping magnetic anomaly (termed the Clarke Plate) located in the West Zone Pit Area. In summary, 2006 diamond drilling at Ferguson Lake totalled 24,987 meters.
Sampling Methods, Security and Analytical Procedures
     Current and previous diamond drilling, core logging and sampling at the Ferguson Lake Property has been supervised and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with NI 43-101.
     Current and previous diamond drilling, core logging and sampling at the Ferguson Lake Property also has been supervised and performed by John Nicholson, P.Geo. and Brian Game.
     NQ-sized core samples are logged and marked for sampling and subsequently halved by diamond saw with one-half of the core comprising the sample and one-half retained as a rock record in core boxes stored for future reference at the Ferguson Lake camp. The one-half core comprising a sample is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.

     Samples are prepared at Acme Analytical Laboratories Ltd. in Vancouver, an ISO accredited laboratory which participates in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports. The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15 grams are then fire assayed for Pt and Pd. The doré bead is digested and then Pt and Pd are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for Cu, Ni and Co whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-ES (Group 7TD).
     Low-sulphide PGE samples are analyzed at Acme where a 30g sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus Pt and Pd (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb Pd and/or 100ppb Pt as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for Pt and Pd (Group 6). All samples containing greater than 5000ppm Cu and/or 4000ppm Ni are sent for 4-acid ICP-ES assay determinations (Group 7TD).
Data Verification
     Quality control of core samples is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Interlaboratory checks have been an ongoing part of the Ferguson Lake program since 1999. As noted in the previous section, the facilities of Acme Analytical Laboratories Ltd. have been used for project analyses since 2002, Bondar Clegg was the laboratory of record in 2000 and 2001 and check analyses were performed by ALS Chemex. Since the merger of these two firms in late 2001, most of the analytical work has been undertaken by Acme while using ALS Chemex for necessary check analyses.
     A number of interlaboratory checks of samples have been undertaken over the past several years. An example is the 2004 analytical work undertaken by ALS Chemex of 24 core sample pulps initially analyzed by Acme Laboratories. In summary, the results for copper are virtually identical while Acme’s nickel values are in general almost 10% higher. Palladium values determined by the two laboratories correspond reasonably well but there are apparent difficulties in reproducing consistently similar platinum values.
     Mr. Carter undertook a thorough review of 1950s Inco drilling results in late 1999 and has confidence in those results and in the sampling, preparation and analytical procedures used in the more recent drilling programs.
     All sample results have been transmitted by the laboratory directly to the Ferguson Lake field camp and to Mr. Carter for initial review of results and the calculation of weighted average grades for the mineralized intervals encountered in the holes drilled to date. These data have been subsequently reported to the Company on a timely basis.
Mineral Resource Estimates
     The information under this heading “Mineral Resource Estimates” is extracted form the 2007 Report, however James G. Lavigne is the only author of this information.
Drill Hole Database
     Mineral resources have been estimated for the Ferguson Lake Property exclusively from diamond drill hole data. No systematic excavations or surface sampling have been completed that contribute to the resource estimation database. A total of 540 diamond drill holes have been completed on the property and include those drilled by Inco during the 1950’s and those drilled by the Company from the period 1999 to 2006, for total meters drilled of 157,219 meters.
Sample and Assay Data
     The assay database of mineralized samples used in the resource calculations now numbers a total of 24,371 samples. All of the drill core samples collected by the Company have been analyzed by assay methods for Ni, Cu, Co, Pt, and Pd on selected samples for Rhodium. In addition, the Company has collected whole rock and trace element geochemical data on selected samples which were also analyzed by accredited Canadian laboratories. The Inco samples were initially only assayed for Ni and Cu. Subsequent to the Inco field programs at the Ferguson Lake Property (conducted to 1957), Inco re-analyzed by assay methods selected core samples for Pt, Pd, and Au. However, Inco has only reported this precious metal data as a total summation (i.e. Pt+Pd+Au equals total PGE). The total number of samples assayed account for a total of 26,896 meters of core analyzed.

Lithology
     Logging by both Inco and the Company included the identification and documentation of rock types. This includes the major distinction between the intrusion, the country rocks to the intrusion, and massive sulphide. The country rocks are broken out into several types of amphibolites, gneisses, and granitic rocks. The intrusion is mainly described as gabbro with lesser horneblendite. Hornblendite is usually spatially associated with massive sulphide. Massive sulphide was broken out as a rock type in the lithological description of the core. Mafic to felsic dykes have been logged as cross cutting the country rocks and the intrusion.
Specific Gravity
     During 2002, the specific gravity was determined on 100 core samples. The samples were selected grab samples of core collected to be representative of the major rock types including massive and semi-massive sulphide.
     During 2006, the specific gravity (“SG”) has been determined on a total of 1,342 drill core samples at Acme Analytical Laboratories Ltd. during the course of sample processing for base and precious metal analyses. The SG was determined during 2006 using the water immersion methods.
Data Verification
     During the period September 2006 to November 2006, the author visited the Ferguson Lake Property on two occasions for a total of fifteen days on site. During these visits, a number of 2006 as well as historical drill holes were examined and compared with drill log descriptions and assay data. It was concluded that the geological logging and sample descriptions are representative of the lithological units and distribution of sulphide mineralization. The sampling is appropriate for the deposit type and the assay data is consistent with the sulphide abundance, textures, and mineralogy. Survey procedures used at the Ferguson Lake Property for drill hole location and down hole trajectory are completed to exploration industry standards. It was concluded on the basis of the field visits that the drill hole exploration data collection procedures utilized at the Ferguson Lake Property would support resource estimation to NI 43-101 standards.
     The diamond drill programs have been managed for the Company since 1999 by Nicholson and Associates, a professional geological services company based in Vancouver and managed by Professional Geologists. Nicholson and Associates are responsible for data collection, data base management, drilling and analytical QA/QC, and data verification for the Ferguson Lake Property. The author has relied upon Nicholson and Associates for the provision of the verified database for resource modeling. Aspects of drilling, sample security, assaying, data handling and verification are contained in the appropriate sections of this report. Verification of Inco data has been referenced in the Carter Report.
Estimation Methodology
Standards and Scope
     The mineral resource estimate for the Ferguson Lake Property has been prepared and reported here in compliance with NI 43-101 for Mineral Resources and Mineral Reserves. Jamie Lavigne, Professional Geologist and Qualified Person as defined in NI 43-101 is responsible for the preparation and reporting of the resource estimate. Geostatistical analysis was completed by a Professional Geologist and Qualified Person and the approaches to estimation, procedures, and results have been reviewed by another Professional Geologist and Qualified Person.
     As per NI 43-101, Mineral Reserves estimates can only be based on the results of a preliminary feasibility study or feasibility study of a mineral project. Thus, no reserves have been estimated for the Ferguson Lake Property. As per NI 43-101, Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Description of Domains
     Massive sulphide intersections on the Ferguson Lake Property cover a strike length of approximately 15 kilometers. For the purposes of resource estimation, the property has been divided into three domains; The East Zone, the West Main Zone, and the West Extension Zone. The central domain or the West Main Zone has been the target of the most detailed drilling, past geostatistical studies and is the area from which past indicated (and measured) resources have been reported. To the west of the West Main Zone, the West Extension Zone has been the target of deeper drilling by the Company. No Inco holes are contained in the West Extension Zone. A number of target areas have been tested in the East Zone and the East Zone is distinguished also by having a larger proportion of Inco holes. Drill spacing, and therefore amount of geological and assay information, is variable across the zones and accordingly different approaches to resource estimation have been utilized.
West Main Zone
     The West Main Zone is the most advanced part of the Ferguson Lake Property. Drill hole spacing in the West Main Zone is variable from 25 meters in selected test areas of the zone (i.e. in the “Pit” area) to a maximum of approximately 100 meters. Part of the West Main Zone was the object of a past geostatistical resource study and estimation. The drill density and historical work in the West Main Zone supports resource estimation using a geostatistical block model methodology based on a geological interpretation of the intrusion and mineralization..
West Extension and East Zones
     Drilling in the West Extension Zone has intersected mineralization between approximately 700 and 1200 meters below surface. Drilling has been completed on 200 meter spaced sections with holes on section spaced irregularly with an average of approximately 100 meters. All of the drilling in the West Extension Zone has been completed by the Company. Similarly, the East Zone is characterized by comparatively widely spaced drilling but does include clusters of more detailed drilling in specific target areas. The East Zone contains a higher proportion of Inco drill holes. Given the drill hole spacing, a detailed geological model was not created for the West Extension or East Zones and a polygonal approach to estimation was utilized.
West Main Zone
Geological Model
     Diamond drill holes in the West Main Zone are commonly characterized by multiple intersections of massive sulphide which can be of a highly variable width. Massive sulphide within the West Main zone has been interpreted as a series of stacked lenses or sheets with a moderate north dip and approximate east-west strike (Carter Report).
     Massive sulphide intersections at the Ferguson Lake Property are characterized by inclusions that are variable from less than one centimeter (magnetite and gabbro/hornblendite) to greater than one meter (gabbro/horneblendite and locally gneiss). Massive sulphide intersections interpreted on section are based on the occurrence of greater than 50% sulphide as estimated on a sample-by-sample basis and incorporate inclusions of weakly mineralized to barren host of rock.
     Three dimensional interpretation resulted in 56 individual lenses of massive sulphide across the West Main Zone of variable size and extent.
Results and Classification
     As per NI 43-101 ‘a mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable’. The economic and technical parameters used to evaluate the massive sulphide block model are summarized in the table below. No economic, environmental, legal, socio-economic, or governmental factors were known to the author of the 2007 Report that would impact the estimate of mineral resources at the Ferguson Lake Property.
     Using the metal price, exchange rate, royalty payable, and recovery data, a $ value was calculated for each block or partial block in massive sulphide. Resource cutoff value is established by the estimated operating costs.

Blocks with value equal to or greater than CDN$75 for the open pit model and CDN$110 for the underground model have been deemed resource.
Table No. 3
Economic and Recovery Factors:

Metal	Price per pound	Recovery
Nickel	US$7.00	93%
Copper	US$1.75	93%
Cobalt	US$15.00	64%
US$/CDN$ Exchange Rate: 1.18
Royalty Payable: 3% NSR
Operating Costs:

Open Pit Mining Cost per tonne milled:	CDN$75.00
Underground Mining Cost per tonne milled:	CDN$110.00

*	Economic, mining, and processing values used to establish block value and cutoff value have been established for the Ferguson Lake Project by Scott Wilson Roscoe Postle Associated Ltd and Dr. Bryn Harris, Consulting Metallurgist to the Company.
     Resource blocks in the West Main Zone have been classified as indicated resources and inferred resources. During block interpolation, the following data were recorded: a) the number of samples used to interpolate each block, b) the number of octants used for the interpolation of each block, and c) the block variance for Ni grade estimation. Classification of resource as indicated was based in part on consideration of the block model of these statistics in individual blocks, neighbouring blocks, and groups of blocks. Classification as indicated was also based on a) regular and tighter drill hole spacing and b) contours of sulphide thickness and therefore interpretation of thicker and apparently more continuous massive sulphide. Other resources outside of the blocks are classified as inferred resources. No blocks have been classified as measured resource.
West Extension and East Zones
Assays and Intersections
     Massive sulphide intersections in diamond drill holes in the West Extension and East Zones were evaluated for economic potential using the data and parameters contained in previous table set out above. The cutoff value of CDN$75 was used for evaluation of intersections in the East Zone and the cutoff value of CDN$110 was used for evaluation of intersections in the West Extension Zone. Intersections above cutoff value were incorporated into the resource estimate. In both the West Extension and East Zones, a horizontal and vertical width of 2.5 meters was used as a minimum width. As the West Extension Zone includes only holes drilled by the Company all of Ni, Cu, and Co assay data were used to calculate intersection value. However, the intersection value for the Inco holes in the East Zone, which do not have associated Co assay data, an average Co grade of 0.08% Co, based on the average block grade from the West Main Zone, was used.
Summary
     The resources for the Ferguson Lake Property, including the East, West Main, and West Extension zones are summarized in the Mineral Resources table below. The resources are based on the blocks and partial blocks within the massive sulphide sheets and lenses within the West Main Zone and blocks within the geologically/economically defined polygons in the East and West Extension Zones. As such, all of the resources tabulated for the Ferguson Lake Property are undiluted geological resources.

Mineral Resources
Table No. 4
Indicated Resources

Zone	Tonnes (Mt)	Ni(%)	Cu(%)	Co(%)	Pt(gpt)	Pd(gpt)
West Zone Pit Area	8.3	0.71	0.93	0.08	0.24	1.57
West Zone Underground	7.0	0.70	1.17	0.08	0.32	1.74

Total Indicated Resources	15.3	0.71	1.04	0.08	0.28	1.64
Inferred Resources

Zone	Tonnes (Mt)	Ni(%)	Cu(%)	Co%	Pt(gpt)	Pd(gpt)
Main-West Zone Pit Area	3.4	0.59	0.71	0.07	0.15	1.20
Main-West Zone Underground	1.3	0.64	1.19	0.07	0.36	1.73
Extension West Zone	14.7	0.71	1.23	0.08	0.31	1.88
East Zone	9.5	0.65	0.75	*	*	*

Total Inferred Resources	28.9	0.67	1.01	*	*	*
Includes	19.4	0.68	1.13	0.08	0.28	1.75

Notes:

Mt	= millions of tonnes

gpt	= grams per metric tonne

*	= Platinum, palladium, and cobalt not estimated for the East Zone as the East Zone contains a higher proportion of historical INCO holes which Cobalt or individual platinum or palladium grades have not been determined.
Mineral Processing and Metallurgical Testing
     The following information under this heading is provided by the Company and is not extracted from the 2007 Report.
     We have contracted mineralogical and metallurgical test work on the Ferguson Lake Property to be conducted at accredited facilities in Canada, USA, Australia and South Africa. Both the sulphide-bearing Cu+Ni+Co+PGE mineralization and the low-sulphide PGE-bearing styles of mineralization have been examined in detail and tested using various recovery process methods in order to provide data required for scoping study evaluation.
     The metallurgical test work is continuing to enable the characterization of potential ore processing and recovery circuits suitable for producing metal in concentrates or as metal products. In 2007, we embarked upon an expanded and scaled-up hydrometallurgical processing program using massive sulphide material from the West Zone.
Current Exploration and Development
     The following information under this heading is provided by us and is not extracted from the 2007 Report.
     The initial activities on the Ferguson Lake Property in 2007 have been to mobilize fuel and supplies to the new camp area where completion of the infrastructure facilities has been a priority. Due to uncertain spring conditions, the heavy equipment needed to start construction of the new airstrip, roads and fuel storage area was not moved from Rankin Inlet into new camp. Assessment and engineering evaluation of this infrastructure build is ongoing and design and tendered contract proposals will be evaluated for 2008 implementation.

          In the old base camp area, moveable buildings and WeatherHaven tents have been disassembled and have or are being moved to the new camp area. Reclamation and cleanup of the old camp area is progressing well. The old camp gravel airstrip is maintained and will be used until the new airstrip is operational.
          In 2007 the geological program will focus on surface rock exposure sampling and diamond drilling of low-sulphide Platinum Group Mineral (PGM) mineralization found within the Ferguson Lake Igneaous Complex. The September 2007, initial phase one, 3000 meter drill program will target known broad intervals of higher grade PGM low-sulphide mineralization within the West Zone “Pit Area”. The drilling will continue until December 2007 with a total program target of 10,000 to 12,000 meters from holes expected to range from 200 to 300 meters in length.
          Wildlife monitoring, water sampling, aquatic studies and various other environmental surveys are being conducted throughout the field season. Archaeological and Traditional Knowledge studies are also being conducted at the Ferguson Lake Property with the assistance of the local communities. All of these baseline studies are building upon previous work undertaken by the Company in order to facilitate present permitting and regulatory requirements and for future development at the Ferguson Lake Property.
          Canadian legal land surveyors have been active on the property constructing a newly surveyed mine grid and completing mining lease application mapping. An air photo aerial survey of the core property has been completed to enable detailed engineering and mine planning.
          We entered into a 5 year Commercial Lease on July 23, 2007 with the Kivalliq Inuit Association which covers 2740 hectares of surface rights on the West side of Ferguson Lake in the area hosting the mineral resources and new camp structures, facilities and proposed infrastructure. The purpose of the agreement is to provide a yearly activities work plan which upon approval will advance development more easily in the area.
          The Ferguson Lake Property is being evaluated in terms of an independent scoping study and advanced metallurgical processing, including hydrometallurgical testing, is continuing.
ITEM 4A. UNRESOLVED STAFF COMMENTS.
          No disclosure necessary.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
Item 5.A. Operating results.
Overview
          Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.17 at February 28, 2007 and $1.06 at June 30, 2007.
          We have for the past five years financed activities through the distribution of equity capital. The timing of such distributions was dependent on the requirements of the Company and the economic climate. The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.
          The most recent significant financings are described in ITEM 4, “Information on the Company”.

Results of Operations
Fiscal 2007 Ended 2/28/07 vs. Fiscal 2006
          Deferred Mineral costs incurred in the twelve months ended February 28, were as follows:

	2007	2006
	$’000	$’000

Acquisition Costs	21	216
Exploration Costs
Personnel	2,679	2,703
Aircraft support including helicopter moves	5,048	2,726
Diamond Drilling	3,173	2,123
Camp support costs including fuel	4,221	2,479
Analytical and geophysical services	1,834	2,384
Mobilization and demobilization	228	24

	17,204	12,655

          Deferred exploration expenditures incurred over the twelve months ended February 28 were $4.5 million higher than during the corresponding period in 2006. Aircraft support for the period increased as a result of helicopter-supported increase in regional exploration, increased number of drill moves, and support for the camp relocation and construction. The company completed 25,023 meters of diamond drilling (2006 -16,861 meters) with a resulting increase in drilling expenditures. Camp support costs for the period increased primarily as a result of relocating and establishing a new camp (approximately $1.7 million). Analytical costs for the period were higher as a result of an increased number of drill samples and accelerated metallurgical testing. Mobilization and demobilization increased due to incremental activity and drilling throughout the year.
          General and Corporate expenditures incurred in the twelve months ended February 28, 2007, and February 28, 2006, were as follows:

	2007	2006
General and Corporate	$’000	$’000

Accounting and legal	449	180
Advertising and promotion	181	100
Amortization	5	4
Computer fees	13	27
Consulting	235	403
Directors fees	108	–
Interest and bank charges	6	91
Interest on obligations under capital lease	18	—
Investor relations	237	50
Management fees	837	96
Office and rent	271	408
Office equipment rent	28	27
Stock based compensation	1,645	–
Telephone	22	17
Professional and regulatory fees	148	113
Travel and conferences	566	916

	4,769	2,436

          The twelve months General and Administrative expenses increased over the previous year mainly because of the following:
•	accounting and legal expenses increased because of hiring an interim controller and additional support staff; the recognition of the annual audit fee; amounts paid to legal counsel for preparing collaborative agreements with metallurgical specialists; and the efforts to obtain a TSX listing.

•	advertising and promotion expenditures increased due to the use of additional advertising companies;

•	consulting fees increased as a result of engaging corporate finance specialists as well as accrued costs of termination of consultants in March 2007;

•	the directors fees increase reflects the addition of a new director and a general fee increase;

•	investor relations expenditures increased due to the engagement of new consultants, as well as accrued costs of termination of consultants in March 2007;

•	management fees increased as a result of hiring a new CFO, increased compensation paid to the President, Vice President of Finance, and the in-house geological specialist, as well as accrued costs of termination of consultants in March 2007;

•	rent and office services decreased because of sublet income, a lease cancellation refund and reduced office consultant expenses;

•	travel and conference expenses decreased because of reduced conference attendance;

•	transfer and regulatory fees increased mainly as a consequence of the completion of a private placement in the amount of $16.5 million in May 2006.
          During the twelve months ended February 28, 2007, the Company granted 9,540,000 stock options (2006 – nil) to directors, employees and consultants. The Company recognized $1,644,628 (2006 - $nil) in stock-based compensation expense, with a corresponding credit to contributed surplus. The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model with the following assumptions: a five year expected term, 61% volatility, risk-free interest rate of 4.12% and an expected dividend yield of 0%. Options vest as to one quarter immediately, and after six, twelve, and eighteen months from the date of grant.
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
          Property Acquisition and Exploration expenditures totaled $12,438,623. The expenditures were broken down as follows:
Fiscal 2006 Property Expenditures, Ferguson Lake Property (100% owned)

Type of Expenditure	Amount ($)
Personnel	2,702,923
Aircraft support, including helicopter moves	2,725,889
Diamond drilling	2,123,335
Camp support costs, including fuel	2,479,166
Analytical and Geophysical Services	2,383,622
Mobilization and demobilization	23,688

TOTAL	$12,438,623

Fiscal 2006 Property Expenditures, Ferguson Lake Option (50% Option)

Type of Expenditure	Amount ($)
None	Nil

TOTAL	$0

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
          Property Acquisition and Exploration expenditures totaled $9,630,383. The expenditures were broken down as follows:
Fiscal 2005 Property Expenditures, Ferguson Lake Property (100% owned)

Type of Expenditure	Amount ($)
Personnel	2,285,812
Aircraft support, including helicopter moves	2,856,755
Diamond drilling	2,282,539
Camp support costs, including fuel	1,199,717
Analytical and Geophysical Services	615,020
Mobilization and demobilization	79,020

TOTAL	$9,318,863

Fiscal 2005 Property Expenditures, Ferguson Lake Option (50% Option)

Type of Expenditure	Amount ($)
Personnel	92,621
Aircraft support, including helicopter moves	72,282
Diamond drilling	67,250
Camp support costs, including fuel	26,093
Analytical and Geophysical Services	44,598
Mobilization and demobilization	8,676

TOTAL	$311,520

Item 5.B. Liquidity and capital resources.
          The Company’s primary source of funds since incorporation has been through private placement, offering memorandum, and the exercise of stock options and common share purchase warrants. The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future.
          The Company intends to raise any required additional funds by selling equity or debt securities and/or by selling or joint venturing its property until it develops a flow of cash from operations.
          The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs or the future acquisition of projects.
Fiscal 2007 Ended 2/28/07
          The activities of the Company, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities. These equity offerings generally include private placements and the exercise of warrants and options.
          On December 29, 2006, the Company issued 5,884,865 flow-through shares @ $0.30/share for gross proceeds of $1.8 million.
          On March 27, 2007, Starfield issued 31,249,999 units at a price of $0.24 per unit and 27,142,858 flow-through common shares of the Company at a price of $0.28 per flow-through share. Each unit consists of one common share of the Company and one-half of one transferable Common Share purchase warrant. Each whole Warrant entitles the holder to acquire one additional Common Share at an exercise price of $0.30 per Common Share. The Warrants are exercisable for 24 months following the closing of the Offering. In the event that the Common Shares trade at a closing price on the Toronto Stock Exchange of greater than $0.375 per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given by the Company.
          The Agents received a cash commission fee of $910,000 and, in addition, the Company issued 4,062,499 non-transferable broker warrants to Westwind Partners Inc. with each broker warrant entitling the holder to buy one Common Share at $0.24. The broker warrants are exercisable, in whole or in part, for a period of 24 months following the Closing Date; however, the broker warrants are also subject to the same acceleration feature as the Warrants that were issued to the investors in the Offering.
          In recognition of certain contractual commitments that had been made by the Company in regard to past financings where capital market services were provided to the Company by Max Capital Markets Ltd. (“Max Capital”), the Company also issued 507,500 warrants to Max Capital along with cash consideration of $142,100. Each one of these warrants entitle Max Capital to buy a Common Share at $0.24 for a period of 24 months following the Closing Date (subject to the same expiry date acceleration feature as the Warrants that were issued to the investors in the Offering).
          Starfield is using the proceeds from the Offering for general exploration expenditures and general working capital purposes.
          Since Starfield is a junior resource exploration company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term. To maintain the Company’s capacity to meet planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities.
          As at February 28, 2007, Starfield had $0.5 million in cash (2006: $2.1 million) and a working capital deficiency of $1,913,000, (2006: a surplus of $803,000). The decrease in cash and working capital is a reflection of the extensive exploration activities undertaken in excess of funding.
          There are 22,202,152 warrants outstanding (2006: 28,612,259) at a weighted average exercise price of $0.69, which, if fully exercised, would raise $15.3 million (2006: $17.3 million).

     There are also 19,115,000 share purchase options outstanding (2006: 11,472,000) with a weighted average exercise price of $0.41 that would contribute approximately $7.8 million (2006: $4.7 million) if exercised in full.
     The Company’s long-term debt consists of capital lease obligations, and its credit and interest rate risks are limited to interest bearing assets of cash. Accounts payable and accrued liabilities are short-term and non-interest bearing.
     As of the date of this report, the Company had approximately $11.1 million in cash which is invested in treasury accounts with the Royal Bank of Canada in Toronto.
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
     The Company derives interest income on its bank deposits, which depend on the Company’s ability to raise funds.
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
Item 5.C. Research and development, patents and licenses, etc.
     The Company conducts no Research and Development activities, and has no patents and licenses, nor is it dependent upon any for its business.
Item 5.D. Trend information.
     The Company is unaware of any trends which would have a material effect on its operations or financial position.
Item 5.E. Off-balance sheet arrangements.
     The Company has no off-balance sheet arrangements.
Item 5.F. Tabular disclosure of contractual obligations.
     The Company currently leases office space in Vancouver and Toronto, office equipment in Vancouver, and exploration equipment at the Ferguson Lake Property.
Table No. 5
Contractual Obligations
As of February 28, 2007
Payments Due by Period

Contractual Obligations as of		Less than 1			More than
February 28, 2007	Total	year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations
Capital (Finance) Lease Obligations (1)	343	150	181	12
Operating Lease Obligations (2)	279	204	75
Purchase Obligations
Other Long-Term Liabilities reflected on the Company’s balance sheet under Canadian GAAP

Total	622	354	256	12

(1)	The Lease is for office copiers, which expire April 2009, and exploration equipment.

(2)	Operating lease obligations represent leases on the Company’s current offices and the Ferguson Lake Camp Lodge.
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
     The Company issued 7,804,665 flow-through shares during the year ended February 29, 2004 for total proceeds of 42,056,460. During the year ended February 28, 2005, the Company issued 2,273,890 flow-through shares for total proceeds of $1,023,250. As the value of the compensation received for the flow-through shares issued during the year ended February 28, 2005 was equal to the fair value of non-flow through shares on the date issued, there is no difference for U.S. GAAP purposes. During the year ended February 28, 2006, the Company issued 11,705,995 flow-through shares for total proceeds of $5,570,698. As the value of the compensation received for the flow-through shares issued during the year ended February 28, 2006 exceeded the fair value of the non-flow through shares on the date issued by $350,839, the Company recorded a difference in capital stock and related income tax expenses on renunciation. During the year ended February 28, 2007, the Company issued 11,456,661 flow-through shares for total proceeds of $5,387,126.
     The reader is advised to consult Starfield’s audited annual financial statements for the year ended February 28, 2007, for quantification of the differences.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Item 6.A. Directors and senior management.
     Table No. 6 lists the names of each director and executive office of the Company as of February 28, 2007, and includes those elected at the Annaul and General Shareholders Meeting held on July 12, 2007.. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/Bylaws of the Company. Glen C. MacDonald and Glen J. Indra did not stand for election at the most recent shareholder meeting on July 12, 2007, and, in addition to the other incumbent directors, Shirley Mears and Ulrich E. Rath were elected as directors. Officers of the Company are appointed by the board of directors.
     All Directors are residents and citizens of Canada.
Table No. 6
Directors and Senior Management

			Date of First Election or
Name	Position	Age	Appointment
André J. Douchane	President and Chief Executive Officer	56	February, 2007
Robert Maddigan	Director	43	November, 2003
Henry M. Giegerich (1)	Director	76	January, 2000
Ross Glanville (1)	Director	60	August, 2004
Norman Betts (1)	Director	52	March, 2006
Stuart Bottomley (1)	Director	62	January, 2007
Shirley Mears (1)	Director	52	July, 2007
Ulrich E. Rath	Director	60	July, 2007

(1)	Member of Audit Committee.

     André Douchane joined the Company in February 2007. He is a graduate of the New Mexico Institute of Mining and Technology. From 1991 to 1995, he was Vice President of Operations for Battle Mountain Gold, President, Battle Mountain North America, where he was responsible for six mining operations world wide, two in the United States, two in South America, and two in Australia and for all development projects. From 1996 to 2001, Mr. Douchane was Vice President of Operations for Franco-Nevada Mining Corp, where he was responsible for putting together the team that permitted, designed, engineered, developed, constructed, and managed the operations of Franco-Nevada’s high-grade underground gold mine and mill in Midas, Nevada. From 2001 to 2002, he was President and Chief Operating Officer of Chief Consolidated Mining Co, where he was responsible for operations at Utah holdings, underground gold mine and mill. From 2002 to 2003, he was President of Management Inc., a full service management consulting company. From 2003 to 2005, Mr. Douchane was President and Chief Executive Officer of North American Palladium Ltd, where he reduced debt from in excess of $120 million to less than $50 million and increased cash on hand from $10 million to over $60 million by the end of 2004, and positioned the Company for growth by developing and putting into production the high grade under ground mine at Lac des Iles, and by placing two growth projects in the pipeline. Since 2006, he has served as Chairman of the Board of North American Palladium Ltd.
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
     Shirley Mears joined the Company in July 2007. She is the VP Finance of Edgewater Computer Systems, Inc. and a board director and chair of the audit committee of New Brunswick Power Holding Corporation. Her previous posts include Senior VP and CFO with Hydro Ottawa Holding Inc., VP and Treasurer of Zarlink Semiconductor Inc. and VP, Treasurer and VP Human Resources Canada and Corporate Taxation of Mitel Corporation.
     Stuart Bottomley worked initially as a stockbroker in the City of London and became a portfolio manager in 1972. He worked with the Target Group of Unit Trusts for 12 years, the last four under the ownership of Jacob Rothschild. In 1984, he joined Fidelity International in London, working for the ERISA group, focused on UK and European markets. Since leaving Fidelity, Mr. Bottomley has consulted for numerous private and public companies. He is currently a Non-executive Director of Centamin Egypt Plc., Afircan Consolidated Resources Plc., and Verona Pharma Plc.
     Ulrich Rath joined the Company in July 2007. From 1999 to 2001 he was President and Chief Executive Officer of Compañía Minera Milpo S.A.A. in Lima, Peru, where he was responsible for the transformation of a one-mine family controlled/operated company into an international Peruvian mining company with two operations and a focus on the development of medium-sized mines such as Cerro Lindo. From 2002 to 2003 he was President, Chief Executive Officer, and Director of Chimera Gold Corp (formerly EAGC Ventures Ltd.), where he was responsible for facilitating a US$67 million acquisition of gold. Since 2004 Mr. Rath has served as President and Chief Executive Officer of Chariot Resources Ltd.

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
     As of the date hereof, the directors and executive officers of the Company, as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate 4,959,013 shares or less than 2.5% of the Company’s issued and outstanding common shares at February 28, 2007.
Item 6.B. Compensation.
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
     During the fiscal year ended February 28, 2007, directors received $1,000 per month for serving as a board member, $250 per month for serving as a committee member and the board chair received $3,000 per month and committee chairs received $1,000 per month. Compensation paid to the directors for the most recently completed financial year was as follows:

Henry Giegerich	$36,250	Board member, Chair of Compensation and Special Committees and member of Audit, Corporate Governance and Nominating, Compensation and Technical Committees
Robert Maddigan	$19,250	Board member and member of Audit, Compensation and Special Committees
Ross Glanville	$41,500	Board member, Chair of Audit and Technical Committees, member of Special Committee
Norman Betts	$28,250	Board member, Chairman of the Board, Chair of Nominating and Corporate Governance Committee and member of Special Committee
Stuart Bottomley	$2,000	Board member

TOTAL	127,250
     Directors are also reimbursed for out-of-pocket expenses.
     For the year ending February 28, 2008, it is intended that directors receive a basic board retainer of $24,000 plus $1,000 per meeting for meetings attended in person or $500 per meeting for meetings attended by phone. A fee of $8,000 will be paid to the chair of the audit committee, $5,000 to the chair of any other committee and $3,000 to each committee member. A travel fee for board meetings of $1,000 per day will also be paid with a one day travel allowance for each set of board meetings. The Chairman of the Board will receive an annual retainer of $60,000 plus travel days.
     Except for the stock option program discussed in ITEM 6, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Executive Officers or Directors.
     Fees and executive options compensation are anticipated to be increased to more closely reflect industry standards if the Company is successful at establishing economic mineral reserves on one or more of its properties which results in operating revenues or a significant level of financing.
Item 6.C. Board practices.
     The Company currently has two Board of Director Committees: the Audit Committee and the Governance, Nominating and Compensation Committee.
     The Audit Committee recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Norman Betts, Stuart Bottomley, Ross Glanville, and Shirley Mears.

     The Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Corporate Governance and Nominating Committee is to:
     (i) develop and monitor the effectiveness of the Company’s system of corporate governance;
     (ii) establish procedures for the identification of new nominees to the Board and lead the candidate selection process;
     (iii) develop and implement orientation procedures for new directors;
     (iv) assess the effectiveness of directors, the Board and the various committees of the Board;
     (v) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and
     (vi) assist the Board in setting the objectives for the CEO and evaluating CEO performance.

     The Compensation Committee, consisting of not less than three directors, each of whom must be an
“unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Compensation Committee is to:
     (i) establish a remuneration and benefits plan for directors, senior management and other key employees;
     (ii) review the adequacy and form of compensation of directors and senior management;
     (iii) establish a plan of succession;
     (iv) undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and
     (v) make recommendations to the Board.
Item 6.D. Employees.
     As of June 30, 2007, the Company had 2 employees and 4 consultants under contract in management positions. All are located in Toronto. The employees are not unionized. The relationship of the Company with its staff is considered to be excellent.
Item 6.E. Share ownership.
     The Company is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Company is not controlled directly or indirectly by another corporation or any foreign government, except as described below.
     Table No. 7 lists, as of August 30. 2007, Directors and Executive Officers who beneficially own the Company’s voting securities and the amount of the Company’s voting securities owned by the Directors and Executive Officers as a group.
Table No. 7

Voting Securities Beneficially
Owned or Controlled
Name, Municipality of Residence and Date First Became a Director/Officer	(Aug. 30, 2007)
Glen C. MacDonald Vancouver, BC Director November 1997 to July 12, 2007	1,056,000 /0.4% (5) 1,000,000 options
Glen J. Indra North Vancouver, BC Director November 1997 to July 12, 2007	3,258,500 /1.2% (5) 1,495,000 options
Norman Betts (1)(2) Fredericton, NB Director March 30, 2006	222,500/ ~0% 1,087,500 options
H. Stuart Bottomley (1)(3) Iden, East Sussex, UK Director January 19, 2007	2,200,000 / 0.8% 1,400,000 options
Henry Giegerich (2)(3) Vancouver, BC Director January 6, 2000	37,500 / ~0% 1,400,000 options
Ross Glanville (1)(3) Burnaby, BC Director August 16, 2004	22,500 / ~0% 1,212,500 options
Robert Maddigan (3) Edmonton, AB Director September 17, 2003	919,500/ ~0.1% 100,000 options
Shirley Mears (1)(2) Ottawa, ON Director July 12, 2007	Nil 1,400,000 options
Ulrich E. Rath (3) Toronto, ON Director July 12, 2007	Nil 1,400,000 options
André J. Douchane Toronto, ON President, and Chief Executive Officer February 1, 2007	Nil 2,000,000 options
David R. Lewis Toronto, ON Chief Financial Officer and Corporate Secretary June 2006 and October 2006 (respectively) to July 2007	333,333 / 0.1% (6) 1,750,000 options

Notes:

(1)	Member of the Audit Committee as of August 2, 2007.

(2)	Member of the Governance, Nominating and Compensation Committee as of August 2, 2007.

(3)	Member of the Technical, Environmental, Health and Safety Committee as of August 2, 2007.

(4)	The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective directors and executive officers individually.

(5)	Following Mr. Indra and Mr. MacDonald ceasing to be directors and/or officers of the Corporation on July 12, 2007, they were no longer required to publicly disclose their shareholdings and accordingly information relating to their shareholdings is dated as of July 12, 2007.

(6)	Following the cessation of Mr. Lewis’ employment with the Corporation on July 31, 2007, Mr. Lewis was no longer required to publicly disclose his shareholdings and accordingly information relating to his shareholdings is dated as of July 31, 2007.
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
     The purpose of the Plan is to assist the Company in attracting and retaining directors, officers, advisors, employees and other persons engaged to provide ongoing services to the Company as an incentive for such persons to put forth maximum effort for the continued success and growth of the Company and in combination with these goals, to encourage their participation in the performance of the Company.
     The number of common shares reserved for issuance under the Plan may not exceed 10% of the issued and outstanding Common Shares. The Board of Directors may from time to time grant options to acquire all or part of the Common Shares under the Plan to directors, officers, advisors, employees, and other persons or companies engaged to provide ongoing services to the Company. The options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each option entitles the holder to purchase one Common share. The exercise price for options granted under the Plan will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value. The market value is defined as the last daily closing price per share on the Exchange on the trading day immediate preceding the relevant date. The term of the options is determined by the Board of Directors, which term may not exceed 10 years from the date of the grant. The Board also has the authority to determine the vesting conditions of the options, and certain other terms and conditions. Options may be exercised as soon as they are vested.

     Options granted under the Plan will be subject to certain restrictions which include:
     (a) the number of common shares which may be issued pursuant to the Plan to any one person may not exceed 5% of the Common shares issued and outstanding on a non-diluted basis from time to time;
     (b) the number of common shares which may be reserved for issuance pursuant to the Plan to all insiders of the Company may not exceed 10% of the issued and outstanding common shares on a non-diluted basis from time to time;
     (c) the number of common shares which may be issued pursuant to the Plan to all insiders of the Company within a one-year period may not exceed 10% of the issued and outstanding Common shares on a non-diluted basis from time to time.
     An optionee whose employment with the Company is terminated as a result of retirement, disability or redundancy will have 60 days from the date of termination to exercise any options that have vested as of the termination date. An optionee whose employment with the Company is terminated, other than for cause, at any time in the six months following a change of control of the Company shall have 90 days from the date of termination to exercise any option granted, and all options granted will immediately vest on the date of the termination. In the event of the death of an optionee, either prior to termination or after retirement or disability, the optionee’s legal representative will have one year from the date of the optionee’s death to exercise any options that had vested on the date of the optionee’s death. In the event of any other termination, the optionee shall have 30 days from the date of termination to exercise any options that had vested on the termination date. In the event that an optionee is terminated for cause, any options not exercised prior to the termination shall lapse.
     In the event that the Company:
     (a) subdivides, consolidates, or reclassifies the Company’s outstanding common shares, or makes another capital adjustment or pays a stock dividend, the number of common shares receivable under the Plan will be increased or reduced proportionally; and
     (b) amalgamates, consolidates with or merges with or into another body corporate, holders of Options under the Plan will, upon exercise thereafter of such option, be entitled to receive and compelled to accept, in lieu of common shares, such other securities, property or cash with the holder would have received upon such amalgamation, consolidation or merger if the option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger.
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
     (g) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer; and

     (h) in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer’s outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing security holders.
     The Plan and any outstanding options may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of the common shares or to obtain or maintain a listing or quotation of the Company’s Common Shares. The Board may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however, that the holder of the option must consent to such action if it would materially and adversely affect the holder.
Stock Options Outstanding
     The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of August 30, 2007, as well as the number of options granted to Directors and all employees as a group.
     See Table No. 7 above options listed with holdings.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
Item 7.A. Major shareholders.
Holdings By Major Shareholders.
     No shareholders of the Company have different voting rights from any other shareholder.
Share Ownership by Country.
     We have researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 1200 U.S. shareholders and 4000 Canadian shareholders of its common stock.
     A market for our common stock has developed in the United States on the OTC Bulletin Board under the symbol “SRFDF.” The Company’s shares are also registered to trade on the Frankfurt Stock Exchange in Germany.
     The Company has not declared any dividends for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.
Control of Company.
     The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM 4.A., “History and Growth of the Company,” ITEM 6.E., “Share Ownership,” and ITEM 7.A.1.a, “Holdings by Major Shareholders”.
Change of Control of Company Arrangements.
     No disclosure required.
Item 7.B. Related party transactions.
     Except as disclosed below or elsewhere in this annual report the Company is not aware of any transaction of any of the following persons or companies within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company: (i) a director or executive officer of the Company, (ii) a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the outstanding common shares of the Company; and (iii) an associate or affiliate of any of the persons or companies referred to in (i) and (ii).

     The Company entered into a Management Agreement with Mr. Indra and Floralynn Investments Ltd., a corporation wholly owned by Mr. Indra, on July 1, 2006. Under the terms of this agreement, management services are provided to the Company by Mr. Indra and Floralynn Investments Ltd. for $250,000 per annum. This agreement terminated prior to the end of the financial year ending February 28, 2007.
     The Company entered into an employment agreement with Mr. Douchane and 1726582 Ontario Inc., a Corporation wholly owned by Mr. Douchane effective February 1, 2007 until terminated, which provides for an annual salary of $250,000, plus bonus payments, the size of which will vary based on performance. Mr. Douchane was also granted 2,000,000 stock options. The Agreement may be terminated by Mr. Douchane giving 90 days’ written notice to the Company. The Company may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. Without cause, the Company shall provide 90 days’ written notice to terminate the Agreement. If the Company terminates the Agreement without cause within 12 months of a change of control or Mr. Douchane terminates the Agreement, the Company shall provide a lump sum payment to Mr. Douchane in the amount of 24 months’ fees (as defined in the Agreement), plus an amount equal to the average bonus paid to him in the 3 prior fiscal years. In addition, upon a change of control, all unvested options granted to him shall be automatically accelerated, vested and exercisable.
     David R. Lewis commenced employment as Chief Financial Officer of the Company effective as of February 1, 2007. Mr. Lewis was granted 1,500,000 stock options on February 1, 2007 pursuant to an option agreement of the same date. Subsequently, Mr. Lewis was provided with an additional 250,000 options on April 23, 2007 pursuant to the company stock option plan. Effective as of July 31, 2007, Mr. Lewis left his position as Chief Financial Officer of the Company. The 1,500,000 stock options issued to Mr. Lewis pursuant to the aforementioned option agreement vested upon his departure in accordance with said agreement. Also, 62,000 of the stock options issued to Mr. Lewis under the Company’s stock option plan vested upon his departure in accordance with the stock option plan.
Item 7.C. Interests of experts and counsel.
     No disclosure necessary.
ITEM 8. FINANCIAL INFORMATION
Item 8.A. Consolidated statements and other financial information.
     The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.
Legal Proceedings
     Sutcliffe Resources Inc., a company which Mr. Robert Maddigan and Mr. Glen Indra are each currently a director of, is the subject to a cease trade order issued by the British Columbia Securities Commission on May 11, 2007 for failure to file financial statements and MD&A for the financial year ended December 31, 2006.
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
     The Company is involved in a legal proceeding in connection with an alleged offense under The Nunavut Wildlife Act. On July 11, 2007, the Company was charged under The Nunavut Wildlife Act for allegedly feeding a wild animal. The Company is defending the charge. The potential penalty for a corporation accused, if convicted, is a fine ranging from $500 to $1,000,000. While the outcome of the action is subject to future resolution, management’s evaluation and analysis of the action indicates that the probable ultimate resolution of the action will not have a material effect on the financial condition of the Company.
     There are no other legal proceedings involving the Company or its properties as of the date of this annual report and the Company knows of no such proceedings currently contemplated.

Dividend Policy
     The Company has neither declared nor paid any dividends on its common shares. The Company intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future. The actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of the board of directors of the Company from time to time based upon, among other factors, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and exploration and such other considerations as the board of directors in its discretion may consider or deem relevant.
Item 8.B. Significant changes.
     [To be completed by amendment.
ITEM 9. THE OFFER AND LISTING.
Item 9.A. Offer and listing details.
     Until April 24, 2007, the Company’s common shares were traded on the TSX Venture Exchange (formerly the Canadian Venture Exchange), under the trading symbol “SRU” and CUSIP # 85528N103. The Company recently applied to list its common shares on the Toronto Stock Exchange. That application was approved and, on April 24, 2007, the Company’s common shares were delisted from the TSX Venture Exchange and began trading on the Toronto Stock Exchange under the symbol “SRU.” The Company’s common shares are traded on NASD’s OTC Bulletin Board in the United States, having the trading symbol “SRFDF.” On January 21, 2004, the common shares of Starfield were admitted to trade on the Frankfurt stock Exchange in Germany; However, no active market for the Company’s shares has developed in Frankfurt.
     Table No. 10 lists the high and low sales prices on the TSX Venture Exchange (formerly the Canadian Venture Exchange) for the five most recent financial years, the three most recent financial years by quarter end and the most recent six months for the Company’s common shares.
Table No. 10
TSX Venture Exchange
Common Shares Trading Activity (in Canadian Dollars)

	High	Low
Fiscal Year Ended 2/28/07	$0.64	$0.21
Fiscal Year Ended 2/28/06	$0.90	$0.335
Fiscal Year Ended 2/28/05	$0.61	$0.32
Fiscal Year Ended 2/29/04	$0.49	$0.19
Fiscal Year Ended 2/28/03	$1.09	$0.30

Quarter Ended 2/28/07	$0.35	$0.335
Quarter Ended 11/30/06	$0.365	$0.21
Quarter Ended 8/31/06	$0.49	$0.50
Quarter Ended 5/31/06	$0.64	$0.445

Quarter Ended 2/28/06	$0.62	$0.365
Quarter Ended 11/30/05	$0.465	$0.335
Quarter Ended 8/31/05	$0.66	$0.37
Quarter Ended 5/31/05	$0.90	$0.485

Quarter Ended 2/28/05	$0.61	$0.32
Quarter Ended 11/30/04	$0.50	$0.33
Quarter Ended 8/31/04	$0.47	$0.33
Quarter Ended 5/31/04	$0.57	$0.38

Quarter Ended 2/29/04	$0.49	$0.25
Quarter Ended 11/30/03	$0.28	$0.19

	High	Low
Quarter Ended 8/31/03	$0.32	$0.24
Quarter Ended 5/31/03	$0.38	$0.24

July 2007 Traded on TSX on April 24, 2007	$1.93	$1.20
June 2007 Traded on TSX on April 24, 2007	$1.64	$1.11
May 2007 Traded on TSX on April 24, 2007	$1.59	$0.28
April 2007 Traded on TSX on April 24, 2007	$0.35	$0.23
March 2007	$0.285	$0.23
February 2007	$0.30	$0.245
Table 10a.
NASD Electronic Bulletin Board
Stock Trading Activity (US Dollars)

	High	Low
Fiscal Year Ended 2/28/07	$0.58	$0.17
Fiscal Year Ended 2/28/06	$0.74	$0.28
Fiscal Year Ended 2/28/05	$0.50	$0.24
Fiscal Year Ended 2/29/04	$0.37	$0.14
Fiscal Year Ended 2/28/03	$0.90	$0.18

Quarter Ended 2/28/07	$0.30	$0.19
Quarter Ended 11/30/06	$0.33	$0.17
Quarter Ended 8/31/06	$0.45	$0.27
Quarter Ended 5/31/06	$0.58	$0.40

Quarter Ended 2/28/06	$0.55	$0.32
Quarter Ended 11/30/05	$0.39	$0.28
Quarter Ended 8/31/05	$0.55	$0.31
Quarter Ended 5/31/05	$0.74	$0.40

Quarter Ended 2/28/05	$0.50	$0.25
Quarter Ended 11/30/04	$0.40	$0.25
Quarter Ended 8/31/04	$0.35	$0.24
Quarter Ended 5/31/04	$0.39	$0.29

Quarter Ended 2/29/04	$0.37	$0.19
Quarter Ended 11/30/03	$0.19	$0.14
Quarter Ended 8/31/03	$0.24	$0.17
Quarter Ended 5/31/03	$0.26	$0.18

July 2007	$1.82	$1.17
June 2007	$1.53	$1.04
May 2007	$1.41	$0.25
April 2007	$0.31	$0.19
March 2007	$0.26	$0.19
February 2007	$0.26	$0.22
     The Company’s common shares are issued in registered form and the following information is from the Company’s registrar and transfer agent, Computershare Investor Services Inc. of Canada (Formerly Montreal Trust Company), located in Toronto, Ontario, Canada.
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
     RS’s areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.
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
     The Operations and General Counsel division is responsible for the development and implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel’s office of this division is responsible for all legal services and matters relating to RS’s Board of Directors.

     The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.
     (a) Investigations
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
     (b) Enforcement
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
     (c) Investigative Research
     The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace’s trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.
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
Common Share Description
Registrar/Common Shares Outstanding/Shareholders
     The Company’s common shares are issued in registered form and the following information is taken from the records of ComputerShare Investor Services Inc. (located in 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 Canada, the registrar and transfer agent for the common shares.
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
     Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporation Act (Alberta). Unless the Company Act or the Company’s Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders’ meeting.

     There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.
Stock Options
     Refer to ITEM 6.E. and Table No. 8 for additional information.
Share Purchase Warrants

Expiry Date	Number of Warrants	Exercise Price
December 28, 2007	375,000	$0.50
January 20, 2008	2,168,438	$0.50
September 27, 2007 (1)	14,524,998	$0.30
	17,068,436

(1)	Original expiry date was March 27, 2009: These warrants were accelerated on August 28, 2007.

Item 9.B. Plan of distribution.
     No disclosure required.
Item 9.C. Markets.
     The common shares of the Company are currently listed for trading on the TSX under the trading symbol “SRU”. Prior to April 24, 2007, the Company’s common shares traded on the TSX Venture Exchange under the trading symbol “SRU.” The Company applied to list its common shares on the Toronto Stock Exchange. That application was approved and on April 24, 2007 the Company’s common shares were delisted from the TSX Venture Exchange and began trading on the Toronto Stock Exchange under the symbol “SRU.”
Item 9.D. Selling shareholders.
     No disclosure required.
Item 9.E. Dilution.
     No disclosure required.
Item 9.F. Expenses of the issue.
     No disclosure required.
ITEM 10. ADDITIONAL INFORMATION.
Item 10.A. Share capital.
     No disclosure required.
Item 10.B. Memorandum and articles of association.
Objects and Purposes
     The Articles of Incorporation place no restrictions upon the type of business that the company may engage in.
Directors
Disclosure of Interest of Directors/Officers
     As described in the By-Laws of the company:
     (a) Director shall not vote on any resolution to approve a contract in which eh/she has a material interest unless the contract is an arrangement by way of security for money lent to or obligations undertaken by him/her, or by a body corporate, in which he/she has an interest for the benefit of the Company or its affiliate, a contract relating primarily to his remuneration as a director, officer, employee or agent of the Company or an affiliate, a contract for indemnity or insurance pursuant to the Act, or a contract with an affiliate.

     (b) In the absence of an independent quorum, directors cannot vote compensation to themselves or any members of their body.
     (c) The Board of Directors may from time to time, in such amounts and on such terms as it deems expedient, charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Company, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the Company.
     (d) A director need not be a shareholder of the Company.
Director Retirement
     The Company’s memorandum/articles/by-laws does not require retirement or non-retirement of directors under an age limit requirement.
General Description of Capital Structure
Shares
     The Company is authorized to issue an unlimited number of common shares, of which 200,849,847 were issued and outstanding at the February 28, 2007 year-end and 263,681,658 were issued and outstanding as of May 31, 2007. Holders of common shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive dividends, if any, on a pro rata basis, such dividends, as and when declared by the Company’s board of directors in its discretion (please see “Dividend Policy” above). Upon the liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attending to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive subscription, redemption or conversion rights.
     The Company is authorized to issue an unlimited number of First Preferred Shares and Second Preferred Shares. No First Preferred Shares or Second Preferred Shares are issued and outstanding.
Special Rights and Restrictions Attached to Common Shares
     The holders of the common shares are entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except meetings of the holders of another class of shares. Each common share shall entitle the holder thereof to one vote.
     Subject to the preferences and rights accorded to the holders of the First Preferred Shares, the Second Preferred Shares and any class of shares ranking senior to the common shares: (a) the holders of the common shares are entitled to receive and participate rateably in any dividends declared by the board of directors of the Company from time to time; and (b) in the event of the liquidation, dissolution or winding up of the Company, or other distribution of the assets of the Company among its shareholders for the purposes of winding up its affairs, the holders of the common shares shall participate rateably in the distribution of the assets of the Company.
Special Rights and Restrictions Attached to First and Second Preferred Shares
     The First Preferred Shares and Second Preferred Shares, respectively, may include one or more series of shares and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of: (a) determine the maximum number of shares of that series that the Company is authorize to issue, determine that there is no such maximum number, or alter any such determination; (b) create an identifying name by which the shares of that series may be identified, or alter any such identifying name; and (c) attach special rights and restrictions to the shares of that series, or alter any such special rights or restrictions.
     With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs: (a) the First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares, the common shares and the shares of any other class ranking junior to the First Preferred Shares; and (b) the Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series and be entitled to preference over the common shares and the shares of any other class ranking junior to the Second Preferred Shares.

     The Second Preferred shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common shares and the shares of any other class ranking junior to the Second Preferred shares.
     The First Preferred Shares and the Second Preferred Shares, respectively, of any series shall also be entitled to such other preferences not inconsistent with the Articles and, more particularly, not inconsistent with the priorities noted above.
     The Common Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:
Liquidation, Dissolution or Winding-Up
     Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, in the event if the liquidation, dissolution or winding up of the Company or other distribution of the assets of the Company among its shareholders for the purposes of winding up its affairs, the holders of the Common Shares without nominal or par value shall participate rateably in the distribution of the assets of the Company.
Restriction if any on Share Transfers
     No share of the Company shall be transferred without the approval of the Board of Directors evidenced by a Directors Resolution.
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
     Rules pertaining to annual general meetings and extraordinary general meetings of shareholders are described in Section Ten of the Company’s By-Laws. These rules are summarized as follows:
     (a) The annual meeting of shareholders shall be held at such time in each year at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors if required, appointing auditors if required and transacting such other business as may properly be brought before the meeting.
     (b) Meetings of the shareholders shall be held at the registered office of the Company or elsewhere in the municipality in which the registered office is situated or, if the board shall so determine, at some other place in Alberta.
     (c) The board, the chairman of the board or the president shall have power to call a special meeting of the shareholders at any time.
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
Dividends

          Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, the holders of the Common Shares without nominal or par value shall be entitled to receive and participate rateably in any dividends declared by the board of directors in the Company.
Voting Rights
          The holders of the Common Shares without nominal or par value shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and to one vote in respect of each Common Share without nominal or par value held at all such meetings.
Rights to Share in Profits
Rights in event of liquidation
Redemption Provisions
Sinking Fund Provisions
Liability to Further Capital Calls
Discriminatory Rights Against Significant Shareholders
          The Company’s articles/by-laws do not address these issues. Accordingly, Alberta law and any exchange upon which the common shares trade govern the shareholders’ rights regarding these issues.
Modification of Rights of Shareholders
          Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Company Act” of Alberta, Canada. Unless the “Company Act” or the Company’s Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders’ meeting.
Item 10.C. Material contracts.
          There are no material contracts entered into by the Company within the financial year ended February 28, 2007 or before the year ended February 28, 2007 but still in effect which were not entered into in the ordinary course of business.
          On July 23, 2007 the Company entered into a five year commercial lease with the Kivalliq Inuit Association over 2740 hectares of land hosting the mineral resources, the new camp structures, facilities and proposed infrastructure. The Kivalliq Inuit Association is a Designated Inuit Organization that represents the interest of the Inuit people living in the Kivalliq region of Nunavut.
     We are dependent on two service contracts in respect of its operations for the remainder of 2007. In June 2007, we executed a camp management agreement with SIATSIAQ BLMS Ltd. (“BLMS”) and Sodexho MS Canada Ltd. (“Sodexho”). The agreement has an initial term commencing on June 28, 2007 and continuing until December 31, 2007, and may be extended for subsequent five year periods by the mutual written agreement of the parties. This agreement provides that BLMS and Sodexho shall jointly be responsible to mobilize, manage and perform camp management services for the company and its employees, visitors and guests at the Ferguson Lake camp, including meal and food services, housekeeping services, plant operations and maintenance, laundry services, safety and security services, site reclamation, first aid, drill core splitting and loading, and environmental and garbage disposal services.
     In July 2007, we executed a drilling contract with Major Drilling Group International Inc. (“Major”). The agreement has a term commencing on June 28, 2007 and expiring on December 31, 2007. Pursuant to the agreement, Major will mobilize a drill crew to diamond drill on certain areas of its property in Ferguson Lake.
Item 10.D. Exchange controls.
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
          The Investment Canada Act (the “ICA”), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

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
Item 10.E. Taxation.
Canadian Federal Income Tax Considerations
     The following is a summary of the material Canadian federal income tax consequences generally applicable in respect of an investment in the common shares of the Company by a shareholder who is resident in the United States. This summary only applies to a holder who is resident in the United States for purposes of the Tax Convention (as defined below), has never been resident in Canada for purposes of the Tax Act (as defined below), deals at arm’s length with the Company within the meaning of the Tax Act, holds the common shares as capital property and who will not use or hold the common shares in carrying on business in Canada (“U.S. Holder”). Special rules, which are not discussed in this summary, may apply to a United States holder that is an insurer that carries on business in Canada and elsewhere.
     This summary is based upon the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current published administrative and assessing practices of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Tax Act (the “Tax Proposals”) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not otherwise take into account or anticipate any changes in law or the administrative practices of the Canada Revenue Agency, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.
     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representation with respect to the income tax consequences to any particular holder is made. Each holder is should consult with such holder’s own tax advisor with respect to the Canadian federal income tax consequences set forth below as applicable in the holder’s particular circumstances and any other federal, provincial, state, local or foreign tax consequences to it of holding and disposing of common shares of the Company.
     All amounts relating to the computation of Canadian taxation in respect of the common shares of the Company must be converted into Canadian dollars for purposes of the Tax Act using the exchange rate applicable at the relevant time.

Dividends
     Dividends, including stock dividends, paid or credited to a U.S. Holder will be subject to Canadian withholding tax at a rate of 15% (or 5% in the case of certain corporate shareholders owning at least 10% of the Company’s voting shares). Under current law, a U.S. limited liability company will not be recognized as a resident of the U.S. for purposes of the Tax Convention and, accordingly, the Canadian withholding tax rate on dividends paid or credited to a U.S. limited liability company will be 25%.
     Under the Tax Act, the Company will be deemed to have paid a dividend to a U.S. Holder in certain circumstances. For example, if the Company redeems, acquires or cancels its common shares (unless the acquisition occurs in the open market in the manner in which shares would normally be purchased by any member of the public) the Company will be deemed to have paid a dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the “paid-up capital” of such shares. The amount of such dividend will be subject to Canadian withholding tax as described above.
Capital Gains
     A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of common shares of the Company unless such shares are or are deemed to be “taxable Canadian property” and the U.S. Holder is not afforded any relief under the Tax Convention. Generally, common shares of the Company will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX), unless:
     (a) at any time during the five year period immediately preceding the disposition of the shares by such U.S. Holder, the U.S. Holder, persons not dealing at arm’s length with such U.S. Holder, or any combination thereof owned not less than 25% of the issued shares of any class or series of the capital stock of the Company; or
     (b) the U.S. Holder’s common shares of the Company were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.
     In the case of a U.S. Holder to whom shares of the Company represent taxable Canadian property, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada. As noted above, a U.S. limited liability company, under current law, a U.S. limited liability company is not considered a resident of the U.S. for purposes of the Tax Convention and is not afforded any relief under the Tax Convention.

Item 10.F. Dividends and paying agents.
          No disclosure required.
Item 10.G. Statement by experts.
          No disclosure required.
Item 10.H. Documents on display.
Item 10.I. Subsidiary information.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.
Item 11.A. Quantitative information about market risk.
          No disclosure required.
Item 11.B. Qualitative information about market risk.
          No disclosure required.
Item 11.C. Interim periods.
          No disclosure required.
Item 11.D. Safe harbor.
          No disclosure required.
Item 11.E. Small business issuers.
          No disclosure required.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
Item 12.A. Debt securities.
          No disclosure required.
Item 12.B. Warrants and rights.
          No disclosure required.

Item 12.C. Other securities.
          No disclosure required.
Item 12.D. American depositary shares.
          No disclosure required.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
          No disclosure required.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
          No disclosure required.
ITEM 15. CONTROLS AND PROCEDURES.
Item 15.A. Disclosure controls and procedures.
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
          There was no change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended February 28, 2007, that has affected, or is reasonably likely to affect, the Company’s internal control over financial reporting. Nor were there any deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.
Item 15.B. Management’s annual report on internal control over financial reporting.
          To be completed by amendment.
Item 15.C. Attestation report of the registered public accounting firm.
          To be completed by amendment.
ITEM 15T. CONTROLS AND PROCEDURES.
          No disclosure required.
ITEM 16. [RESERVED.]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.
          The Company currently does not have a designated “Audit Committee Financial Expert.” However, the Audit Committee currently consists of four members, all of whom are considered independent. Each has extensive public company operational and directorial experience and has a high degree of financial knowledge.
ITEM 16B. CODE OF ETHICS.
          The Company currently has a Corporate Governance and Nominating Committee that oversees a stated policy of adherence to a high standard of conduct for officers and directors.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.
External Auditor Service Fees (By Category)

Fiscal year ended December 31	2007	2006
Audit Fees (for audit of the Company’s annual financial statements for the respective year and reviews of the Company’s quarterly financial statements)	$99,000	$98,000
Audit-Related Fees (for accounting consultation)	$0	$0
Total audit and audit-related fees	$99,000	$98,000
Tax Fees	$7,700	$22,000
All Other Fees	$0	$0
Total Fees	$106,700	$120,000
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
     No disclosure required.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
     No disclosure required.
ITEM 17. FINANCIAL STATEMENTS.
     [INSERT FINANCIAL STATEMENTS.]
ITEM 18. FINANCIAL STATEMENTS.
     The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS.
     The following is a list of exhibits filed as part of this annual report on Form 20-F. We are incorporating by reference to our previous SEC filings each exhibit that contains a footnote. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated in parentheses.

Exhibit
Number	Description
1.1	Articles of Amendment re: Name Change dated 12/4/97	Incorporated by reference to Form 20-F and Form 6-Ks

1.2	Articles of Amendment re: Name Change dated 9/19/94	Incorporated by reference to Form 20-F and Form 6-Ks

1.3	Articles of Incorporation dated 4/20/94	Incorporated by reference to Form 20-F and Form 6-Ks

1.4	Certificate of Registration dated 4/22/98	Incorporated by reference to Form 20-F and Form 6-Ks

2.	Instruments defining the rights of holders of securities being registered	—Refer to Exhibit No. 1.3—

12.	Certifications

13.	Certifications

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STARFIELD RESOURCES INC.
Date: September 17, 2007	By:	/s/ André J. Douchane
André J. Douchane
President and Chief Executive Officer

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
FINANCIAL STATEMENTS
FEBRUARY 28, 2007

A Partnership of Incorporated Professionals Chartered Accountants
AUDITORS’ REPORT
To the Shareholders of
Starfield Resources Inc.
We have audited the balance sheets of Starfield Resources Inc. as at February 28, 2007 and 2006 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	Chartered Accountants
March 30, 2007
A Member of SC INTERNATIONAL
1200 — 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
BALANCE SHEETS
AS AT FEBRUARY 28

	2007	2006

ASSETS

Current
Cash	$505,890	$2,134,103
Receivables	175,528	152,807
Refundable deposits	39,051	42,866
Prepaid expenses and deposits	43,753	—

	764,222	2,329,776
Mineral properties (Note 3)	63,580,718	46,374,775
Equipment (Note 4)	719,434	218,908

	$65,064,374	$48,923,459

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$2,536,117	$1,526,829
Current portion of capital lease obligations	141,536	—

	2,677,653	1,526,829

Capital lease obligations (Note 5)	184,640	—

Future income taxes (Note 6)	1,259,781	1,843,783

	4,122,074	3,370,612

Shareholders’ equity
Capital stock (Note 7)	72,516,649	56,768,001
Contributed surplus (Note 7)	2,411,519	670,233
Deficit	(13,985,868)	(11,885,387)

	60,942,300	45,552,847

	$65,064,374	$48,923,459

Nature and continuance of operations (Note 1)
Commitments (Note 9)
Subsequent events (Note 12)
On behalf of the Board:

/s/ Glen Macdonald	Director	/s/ Glen Indra	Director

Glen Macdonald		Glen Indra
The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED FEBRUARY 28

	2007	2006

EXPENSES
General and Administrative
- Accounting and legal	$449,419	$180,410
- Advertising and promotion	180,737	100,215
- Computer	12,906	27,542
- Consulting fees	234,883	403,415
- Directors’ fees	108,240	—
- Investor relations	237,210	50,698
- Interest on obligations under capital lease	17,722	—
- Management fees	836,478	96,000
- Office	28,896	85,340
- Office equipment rent	27,514	27,010
- Rent and office services	242,493	322,795
- Telephone	22,465	17,216
- Transfer and regulatory fees	148,477	113,067
- Travel and conferences	566,151	916,329
Amortization	4,771	4,412
Stock-based compensation (Note 7)	1,644,628	—
Interest and bank charges	5,866	91,831

Loss before the following:	(4,768,856)	(2,436,280)

Mineral properties written off	(1)	(331,519)
Interest income	155,783	8,796

	155,782	(322,723)

Loss before income taxes	(4,613,074)	(2,759,003)

Future income tax recovery (Note 6)	2,512,593	63,509

Net Loss	(2,100,481)	(2,695,494)

Deficit, beginning of year	(11,885,387)	(9,189,893)

Deficit, end of year	$(13,985,868)	$(11,885,387)

Basic and diluted loss per share	$(0.02)	$(0.02)

Weighted average number of shares outstanding	189,473,794	139,439,136

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
YEAR ENDED FEBRUARY 28

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(2,100,481)	$(2,695,494)
Items not affecting cash:
Future income tax recovery	(2,512,593)	(63,509)
Stock-based compensation	1,644,628	—
Amortization of computers and office equipment	4,771	4,412
Mineral claims and exploration expenses written-off	1	331,519

Changes in non-cash working capital items:
Receivables	(22,721)	(39,100)
Refundable deposits	3,815	—
Prepaid expenses and deposits	(43,753)	8,489
Accounts payable and accrued liabilities	57,431	337,512

Net cash used in operating activities	(2,968,902)	(2,116,171)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(16,153,771)	(12,060,656)
Acquisition of exploration equipment	(235,861)	(138,709)

Net cash used in investing activities	(16,389,632)	(12,199,365)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of capital lease	(103,749)	—
Share issue costs	(1,280,542)	(541,483)
Issuance of shares and units	19,114,612	15,661,958

Net cash provided by financing activities	17,730,321	15,120,475

Change in cash	(1,628,213)	804,939

Cash, beginning of year	2,134,103	1,329,164

Cash, end of year	$505,890	$2,134,103

Supplemental disclosure with respect to cash flows (Note 11)
The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. Its major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake Platinum–Palladium-Nickel-Cobalt-Copper project in Nunavut, Canada. All of the Company’s properties are located in Canada.

The Company is an advanced exploration and development company focused on its Ferguson Lake property. Starfield owns a 100% undivided interest in the Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper property (Note 3).

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

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

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

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)
b) Mineral properties (cont’d...)
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
c) Equipment and amortization
Equipment is recorded at cost with amortization provided on a declining balance as follows:

Exploration equipment	30%
Computers	30%
Office equipment	20%
Equipment under capital lease	30%
In the year of acquisition only one-half of the normal rates are applied. Amortization related to exploration equipment is deferred to mineral properties as they are part of exploration costs.
d) Leases
Leases that substantially transfer all of the benefits and risks of ownership of property to the Company, or otherwise meet the criteria for capitalization under Canadian generally accepted accounting principles, are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Rental payments under operating leases are expensed as incurred.
e) Asset retirement obligations
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

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)
f) Flow-through common shares
Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The Company records a future income tax liability and a reduction in capital stock for the estimated tax benefits transferred to shareholders. When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of future income taxes in the statement of operations.
g) Loss per share
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
h) Stock-based compensation
The Company follows the fair value method of accounting for its stock-based compensation. The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model and the associated expense is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to capital stock.
i) Income taxes
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

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
3. MINERAL PROPERTIES

		Starfield / Wyn
		Ferguson Lake	February 28,
	Ferguson Lake	Project	2007

Acquisition costs:
Balance, beginning of year	$2,166,230	$1	$2,166,231
Additions	21,421	—	21,421
Write-offs	—	(1)	(1)

Balance, end of year	2,187,651	—	2,187,651

Exploration costs:
Balance, beginning of year	44,208,544	—	44,208,544
Personnel	2,678,972	—	2,678,972
Air support including helicopter moves	5,048,488	—	5,048,488
Diamond drilling	3,173,861	—	3,173,861
Camp support costs, including fuel	4,220,799	—	4,220,799
Analytical and geophysical services	1,834,422	—	1,834,422
Mobilization and demobilization	227,981	—	227,981

Balance, end of year	61,393,067	—	61,393,067

Balance, February 28, 2007	$63,580,718	$—	$63,580,718

		Starfield / Wyn
		Ferguson Lake	February 28,
	Ferguson Lake	project	2006

Acquisition costs:
Balance, beginning of year	$1,950,000	$20,000	$1,970,000
Additions	216,230	—	216,230
Acquisition costs written down	—	(19,999)	(19,999)

Balance, end of year	2,166,230	1	2,166,231

Exploration costs:
Balance, beginning of year	31,769,921	311,520	32,081,441
Personnel	2,702,923	—	2,702,923
Air support including helicopter moves	2,725,889	—	2,725,889
Diamond drilling	2,123,335	—	2,123,335
Camp support costs, including fuel	2,479,166	—	2,479,166
Analytical and geophysical services	2,383,622	—	2,383,622
Mobilization and demobilization	23,688	—	23,688

	44,208,544	311,520	44,520,064
Exploration costs written-off	—	(311,520)	(311,520)

Balance, end of year	44,208,544	—	44,208,544

Balance, February 28, 2006	$46,374,774	$1	$46,374,775

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
3.	MINERAL PROPERTIES (cont’d...)

Ferguson Lake claims

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company was also required to pay the vendor an annual operator management fee on the annual qualifying exploration expenditures on the Ferguson Lake claims. The Company has the right to purchase 1% of the 3% NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production. The Company has terminated the annual management fee in exchange for increasing the annual advance royalty payment to $50,000.

Starfield / Wyn Ferguson Lake project:

On November 8, 2002 (as amended May 6, 2003 and December 3, 2003), Wyn Developments Inc. (“Wyn”) entered into an option agreement with Hunter Exploration Group (“Hunter”) to earn an undivided 100% interest in certain claims located contiguous to the Ferguson Lake claims, Nunavut Territory in consideration of the issuance of 1,100,000 units to Hunter, the expenditure of $1,000,000 over four calendar years between 2002 and 2005 on exploration and development on the property and the payment of advance royalty payments. In July 2003, the Company signed an option agreement with Wyn whereby the Company could earn a 50% interest in these claims. Under the terms of the agreement, the Company was required to incur a total of $500,000 (one-half of the total commitment of Wyn) in exploration expenditures in the calendar years 2004 through to 2005 and contribute an additional $75,000 for exploration in calendar year 2004. In addition, the Company was required to pay $15,000 and $10,000 advance royalties on July 1, 2004 and July 1, 2005 respectively. In April 2004, the Company signed an addendum to the Starfield / Wyn option agreement to add claims which were staked under an area of mutual agreement. The new claims are held on a 50-50 basis.

The exploration commitments were not completed by either party and it was decided by management to write-down the mineral property to $1 because the Company and Wyn retained interest in certain claims that fell outside the Hunter agreement. The remaining amount was written off during the fiscal 2007 as the claims expired.

4.	EQUIPMENT

	2007
		Accumulated	Net Book
	Cost	Amortization	Value

Exploration equipment	$365,743	$155,476	$210,267
Computers	53,210	38,009	15,201
Office equipment	9,462	7,221	2,241
Equipment under capital lease	578,501	86,776	491,725

	$1,006,916	$287,482	$719,434

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
4.	EQUIPMENT (cont’d...)

	2006
		Accumulated	Net Book
	Cost	Amortization	Value

Exploration equipment	$289,209	$81,761	$207,448
Computers	42,458	33,799	8,659
Office equipment	9,461	6,660	2,801

	$341,128	$122,220	$218,908

Amortization on exploration equipment of $160,489 (2006 — $59,186) was deferred to mineral properties.

5.	CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under capital leases for equipment are as follows:

	2007	2006

Leases payable bearing interest at rates from 6.4% to 7.6% per annum, repayable in monthly instalments totalling $13,351 including interest, secured by equipment.	$326,176	$—

Less: current portion	(141,536)	—

	$184,640	$—

Estimated minimum lease payments are as follows:

2008	$160,211
2009	115,467
2010	69,813
2011	12,402

357,893

Less amount representing interest	(31,717)

Balance of obligation	$326,176

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
6.	FUTURE INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006

Loss for the year before income tax recovery	$(4,613,074)	$(2,759,003)

Income tax recovery	$1,605,881	$1,056,339
Non-deductible expenses	(78,365)	(131,555)
Stock-based compensation	(588,563)	—
Resource loss for tax purposes	(765,144)	(714,261)
Share issuance costs	20,171	41,464
Non-capital losses, financing costs and resource pool benefits	2,318,613	(188,478)

Total income tax recovery	$2,512,593	$63,509

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2007	2006

Future tax assets (liabilities):

Loss carryforwards	$3,129,569	$2,841,729
Equipment	(107,714)	20,391
Share issuance costs	378,195	134,288
Resource deductions	(4,659,831)	(4,840,191)

Net future tax liabilities	$(1,259,781)	$(1,843,783)

The Company has non-capital losses of approximately $10,095,000 available for deduction against future years’ taxable income. These losses, if not utilized, will expire through 2027. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of	Capital	Contributed
	Shares	Stock	Surplus

Authorized:
Unlimited number of common voting shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Common shares issued:
Balance, February 28, 2005	123,584,856	$43,249,352	$795,323
Exercise of options	625,000	256,500	—
Exercise of warrants	17,434,625	5,834,810	—
Private placements	21,705,870	9,570,648	—
Contributed surplus on exercise of options	—	125,090	(125,090)
Flow-through tax benefits renounced	—	(1,726,916)	—
Share issuance costs	—	(541,483)	—

Balance, February 28, 2006	163,350,351	56,768,001	670,233
Exercise of options	585,000	162,500	—
Exercise of warrants	1,033,334	620,000	—
Private placements	35,881,162	18,332,112	—
Stock-based compensation	—	—	1,644,628
Contributed surplus on exercise of options	—	11,152	(11,152)
Flow-through tax benefits renounced	—	(1,928,591)	—
Share issuance costs	—	(1,448,525)	107,810

Balance, February 28, 2007	200,849,847	$72,516,649	$2,411,519

During the year ended February 28, 2007, the Company issued the following common shares:
i)	585,000 common shares issued pursuant to the exercise of stock options for proceeds of $162,500.

ii)	1,033,334 common shares issued pursuant to the exercise of purchase warrants for proceeds of $620,000.

iii)	In May 2006, the Company issued 24,424,501 units at $0.53 per unit and 5,571,796 flow-through shares at $0.65 per share for gross proceeds of $16,566,653. Each unit consisted of one common share and one-half of one transferable common share purchase warrant; each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.75 per share expiring May 10, 2007. The Company paid issuance costs of $1,183,509 and granted finder’s warrants, valued at $107,810 entitling the holder to acquire an additional 1,002,347 common shares of the Company at an exercise price of $0.65 per share expiring May 10, 2007 (859,182) and May 23, 2007 (143,165). The finder’s warrants were valued using the Black-Scholes option pricing model with an expected volatility of 56%, a risk free interest rate of 4.11%, an expected life of 1 year and an expected dividend yield of 0%. The Company also granted the agent the right to participate in up to 50% of any further private placements to May 2007 (Note 12).

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)
iv)	In December 2006, the Company issued 5,884,865 flow-through shares at $0.30 per share for gross proceeds of $1,765,459 and paid issuance costs of $157,206.
During the year ended February 28, 2006, the Company issued the following common shares:
i)	625,000 common shares issued pursuant to the exercise of stock options for proceeds of $256,500.

ii)	17,434,625 common shares issued pursuant to the exercise of purchase warrants for proceeds of $5,834,810.

iii)	In June 2005, the Company issued 2,000,000 flow-through shares at $0.55 per share for gross proceeds of $1,100,000 and paid share issuance costs of $99,000.

iv)	In August 2005, the Company issued 1,030,000 flow-through shares at $0.55 per share for net proceeds of $566,500.

v)	In October 2005, the Company issued 8,675,995 flow-through shares at $0.45 per share for gross proceeds of $3,904,198 and 9,999,875 units at $0.40 per unit for gross proceeds of $3,999,950. Each unit consisted of one common share and one share purchase warrant. Every two warrants entitle the holder to acquire one additional common share at an exercise price of $0.50 per share and expiring December 28, 2007 (3,250,000 warrants) and January 20, 2008 (6,749,875 warrants). The Company paid share issuance costs of $442,483.
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

The following incentive stock options and share purchase warrants were outstanding at February 28, 2007:

	Number	Exercise
	of Shares	Price	Expiry Date

Options
	400,000	$0.40	March 8, 2007
	450,000	$0.90	March 8, 2007
	2,140,000	$0.40	February 14, 2008
	2,230,000	$0.25	November 18, 2008
	550,000	$0.25	January 7, 2009
	2,495,000	$0.40	August 27, 2009
	1,310,000	$0.40	January 31, 2010
	4,790,000	$0.60	March 31, 2011
	4,750,000	$0.285	February 1, 2012

	19,115,000

- Continued -

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)

Stock options (cont’d...)

	Number	Exercise
	of Shares	Price	Expiry Date

Cont’d
Warrants	859,182	$0.65	May 10, 2007
	143,165	$0.65	May 23, 2007
	1,625,000	$0.50	December 28, 2007
	3,374,937	$0.50	January 20, 2008
	16,199,868	$0.75	May 10, 2007

	22,202,152

During fiscal 2007, the expiry date of warrants to acquire 2,611,100 common shares exercisable at $0.75 per share was extended from November 29, 2006 to May 10, 2007 and the expiry date of warrants to acquire 1,376,519 common shares exercisable at $0.75 per share was extended from December 2, 2006 to May 10, 2007.

Warrants and stock options transactions are summarized as follows:

	Warrants		Stock Options
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Outstanding, February 28, 2005	41,077,887	$0.50	12,097,000	$0.39
Granted	4,999,937	0.50	—	—
Exercised	(17,434,625)	0.34	(625,000)	0.41
Expired/cancelled	(30,940)	0.45	—	—

Outstanding, February 28, 2006	28,612,259	0.60	11,472,000	0.39
Granted	13,214,596	0.74	9,540,000	0.44
Exercised	(1,033,334)	0.60	(585,000)	0.28
Expired/cancelled	(18,591,369)	0.60	(1,312,000)	0.50

Outstanding, February 28, 2007	22,202,152	$0.69	19,115,000	$0.41

Number currently exercisable	22,202,152	$0.69	15,552,500	$0.44

Stock-based compensation

During the year ended February 28, 2007, the Company granted 9,540,000 stock options (2006 - Nil) to directors, employees and consultants. The Company recognized $1,644,628 (2006 - $Nil) in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet. The compensation recognized was calculated using the Black-Scholes option pricing model. The weighted average fair value of options granted during the current year was $0.23 (2006 — $Nil).

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)

Stock-based compensation (cont’d...)

The following weighted average assumptions were used in the valuation of stock options granted:

2007

Risk-free interest rate	4.12%
Expected life of options	5 years
Annualized volatility	61%
Dividend rate	0.00%

Flow-through Shares

During the year ended February 28, 2007, the Company issued 11,456,661 (2006 — 11,705,995) flow-through shares and has renounced $5,387,126 (2006 — $5,570,698) of expenditures to the flow-through shareholders.

8.	RELATED PARTY TRANSACTIONS

During the year, the Company had the following transactions with officers and directors and other companies with which officers or directors are related:

	2007	2006

Management fees	$461,667	$96,000
Consulting fees	52,702	79,000
Directors’ fees	108,240	—

Included in accounts payable is $97,290 (2006 — $Nil) due to directors, officers and other companies with which directors or officers are related.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.	COMMITMENTS
a)	The Company leases its head office under an agreement expiring August 31, 2007. Minimum annual rents are $80,000 plus a proportionate share of the property taxes and operating expenses. The total minimum obligation under this lease over fiscal 2008 is $21,052.

b)	The Company rents its Ferguson Lake Camp Lodge under an agreement expiring March 30, 2007 with a renewal option for a further 2 years (Note 12). Minimum annual rents are $42,672 plus related taxes. The minimum obligation under this lease over fiscal 2008 is $3,556.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
9.	COMMITMENTS (cont’d...)
c)	The Company rents its office copiers under a 60 month operating lease expiring April 2009 with annual lease payments of $7,680. The minimum obligation under this lease over the next three years is as follows:

2008	$7,680
2009	7,680
2010	1,280

10.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, refundable deposits, accounts payable and accrued liabilities and capital lease obligations. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments other than capital lease obligations approximates their carrying value, due to their short term maturity. The fair value of the capital lease obligations approximates the carrying amount.

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006

Cash paid during the year for interest	$23,588	$89,962

Cash received during the year for interest	$155,783	$8,796

Cash paid during the year for income taxes	$—	$—

The significant non-cash transactions during the year ended February 28, 2007 included:
a)	Incurring accounts payable of $1,426,695 towards mineral properties and $60,173 towards share issuance costs.

b)	Granted finder’s warrants valued at $107,810 as issuance costs on a private placement.

c)	Acquired equipment with a capital lease obligation of $429,925
The significant non-cash transactions during the year ended February 28, 2006 included:
a)	The reclassification of contributed surplus amounting to $125,090 due to the exercise of stock options.

b)	The renunciation of $5,570,698 to subscribers of 11,705,995 flow-through shares.

c)	Incurring accounts payable of $535,011 towards mineral property costs.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
12.	SUBSEQUENT EVENTS

Subsequent to February 28, 2007, the Company entered into the following transactions:
a)	On March 27, 2007, the Company issued 27,142,858 flow through common shares at a price of $0.28 per share for gross proceeds of $7,600,000 and 31,249,999 units at a price of $0.24 per unit for gross proceeds of $7,500,000. Each unit consists of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.30 per share for a period of 2 years.

The Company paid issuance costs of $1,052,100 and granted finders’ warrants entitling the holder to acquire an additional 4,569,999 common shares of the Company at an exercise price of $0.24 per share for a period of two years. Included in these costs was a cash payment of $142,100 and warrants to acquire 507,500 common shares issued as a result of a prior commitment (Note 7).

b)	On March 30, 2007, the Company renewed its lease of the Ferguson Lake Camp Lodge under existing terms for a one year term expiring March 30, 2008 (Note 9).