Form 20-F/A
period 2007-02-28
STARFIELD RESOURCES INC
filed 2007-10-17
CIK 1074795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
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

Explanatory Note
     This Annual Report on Form 20-F/A is being filed as Amendment Number 1 to our Annual Report on Form 20-F which was originally filed with the Securities and Exchange Commission on September 17, 2007. We are filing this Form 20-F/A to (i) provide a reconciliation of the financial statements with US generally accepted accounting principles (“GAAP”); (ii) incorporate information omitted from the Annual Report on Form 20-F; and (ii) correct certain financial information.
     This Form 20-F/A amends and restates only certain information in the following sections as a result of the restatement described above:

Item 3.A.	Selected financial data.
Item 5.A.	Operating results.
Item 5.F.	Tabular disclosure of contractual obligations.
Item 8.B.	Significant changes.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.
ITEM 17.	FINANCIAL STATEMENTS.
     For the convenience of the reader, this Form 20-F/A sets forth the entire Form 20-F which was prepared and relates to the Company as of February 28, 2007. However, this Form 20-F/A only amends and restates the Items described above to reflect the effects of the restatement and no attempt has been made to modify or update other disclosures presented in our Form 20-F for the year ended February 28, 2007.
     Except for the foregoing amended information, this Form 20-F/A continues to describe conditions as of the date of the original filing and we have not updated the disclosures contained herein to reflect events that occurred at a later date. This Annual Report on Form 20-F/A contains forward-looking statements that were made at the time the original Annual Report on Form 20-F was filed on September 17, 2007. It is subject to the factors described in Item 3.D. — Risk Factors and must be considered in light of any subsequent to the filing of the original Form 20-F, including all filings we made with the Securities and Exchange Commission.

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
Table No. 1
Selected Financial Data Under Canadian GAAP
(CDN$ in 000, except per share data)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	2/28/07	2/28/06	2/28/05	2/29/04	2/28/03
Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	$(2,100)	$(2,695)	$(1,922)	$(1,723)	$(1,970)
Earnings (Loss) Per Share	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.04)
Net Income (Loss) US GAAP	$(21,485)	$(14,731)	$(11,830)	$(4,778)	$(8,476)
EPS (Loss) US GAAP	$(0.11)	$(0.11)	$(0.11)	$(0.07)	$(0.16)
Wtg. Avg. No. Shares US GAAP	184,474	139,439	108,333	70,241	51,906
Dividends Per Share	$0	$0	$0	$0	$0
Dividends Per Share US GAAP	$0	$0	$0	$0	$0
Wtg. Avg. No. Shares Cdn GAAP	184,474	139,439	108,333	70,241	51,906
Working Capital	$(1,193)	$803	$839	$(432)	$(1,344)
Resource Properties	$63,581	$46,375	$34,051	$24,381	$21,327
Long Term Debt	$185	Nil	Nil	Nil	Nil
Long Term Debt (US GAAP)	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity	$60,942	$45,553	$34,855	$23,964	$20,003
Total Assets	$65,064	$48,923	$35,689	$25,425	$21,596
Total Assets (US GAAP)	$1,484	$2,549	$1,638	$1,044	$269

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
Fiscal 2007:    $16,389,632 for mineral property exploration and acquisition of equipment.

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

Results of Operations
Fiscal 2007 Ended 2/28/07 vs. Fiscal 2006
          Deferred Mineral costs incurred in the twelve months ended February 28, were as follows:

	2007	2006
	$’000	$’000

Acquisition Costs	21	216
Exploration Costs
Personnel	2,679	2,703
Aircraft support including helicopter moves	5,048	2,726
Diamond Drilling	3,174	2,123
Camp support costs including fuel	4,221	2,479
Analytical and geophysical services	1,834	2,384
Mobilization and demobilization	228	24

	17,204	12,655

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
          General and Corporate expenditures incurred in the twelve months ended February 28, 2007, and February 28, 2006, were as follows:

	2007	2006
General and Corporate	$’000	$’000

Accounting and legal	449	181
Advertising and promotion	181	100
Amortization	5	4
Computer fees	13	28
Consulting	235	403
Directors fees	108	–
Interest and bank charges	6	92
Interest on obligations under capital lease	18	—
Investor relations	237	51
Management fees	837	96
Office and rent	271	408
Office equipment rent	28	27
Stock based compensation	1,645	–
Telephone	22	17
Professional and regulatory fees	148	113
Travel and conferences	566	916

	4,769	2,436

          The twelve months General and Administrative expenses increased over the previous year mainly because of the following:
•	accounting and legal expenses increased because of hiring an interim controller and additional support staff; the recognition of the annual audit fee; amounts paid to legal counsel for preparing collaborative agreements with metallurgical specialists; and the efforts to obtain a TSX listing.

•	advertising and promotion expenditures increased due to the use of additional advertising companies;

•	consulting fees increased as a result of engaging corporate finance specialists as well as accrued costs of termination of consultants in March 2007;

•	the directors fees increase reflects the addition of a new director and a general fee increase;

•	investor relations expenditures increased due to the engagement of new consultants, as well as accrued costs of termination of consultants in March 2007;

•	management fees increased as a result of hiring a new CFO, increased compensation paid to the President, Vice President of Finance, and the in-house geological specialist, as well as accrued costs of termination of consultants in March 2007;

•	rent and office services decreased because of sublet income, a lease cancellation refund and reduced office consultant expenses;

•	travel and conference expenses decreased because of reduced conference attendance;

•	transfer and regulatory fees increased mainly as a consequence of the completion of a private placement in the amount of $16.5 million in May 2006.
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
Table No. 5
Contractual Obligations
As of February 28, 2007
Payments Due by Period

Contractual Obligations as of		Less than 1			More than
February 28, 2007	Total	year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations
Capital (Finance) Lease Obligations (1)	374	168	194	12
Operating Lease Obligations (2)	25	25
Purchase Obligations
Other Long-Term Liabilities reflected on the Company’s balance sheet under Canadian GAAP

Total	399	193	194	12

(1)	The Lease is for office copiers, which expire April 2009, and exploration equipment.

(2)	Operating lease obligations represent leases on the Company’s current offices and the Ferguson Lake Camp Lodge.
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
     The Company issued 7,804,665 flow-through shares during the year ended February 29, 2004 for total proceeds of 42,056,460. During the year ended February 28, 2005, the Company issued 2,273,890 flow-through shares for total proceeds of $1,023,250. As the value of the compensation received for the flow-through shares issued during the year ended February 28, 2005 was equal to the fair value of non-flow through shares on the date issued, there is no difference for U.S. GAAP purposes. During the year ended February 28, 2006, the Company issued 11,705,995 flow-through shares for total proceeds of $5,570,698. As the value of the compensation received for the flow-through shares issued during the year ended February 28, 2006 exceeded the fair value of the non-flow through shares on the date issued by $350,839, the Company recorded a difference in capital stock and related income tax expenses on renunciation. During the year ended February 28, 2007, the Company issued 11,456,661 flow-through shares for total proceeds of $5,387,126. As the value of the compensation received for the flow-through shares issued during the year ended February 28, 2007 exceeded the fair value of the non-flow through shares on the date issued by $334,308, the Company recorded a difference in capital stock and related income tax expenses on renunciation.
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
     No disclosure required.
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
          No disclosure required.
Item 15.C. Attestation report of the registered public accounting firm.
          No disclosure required.
ITEM 15T.CONTROLS AND PROCEDURES.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.
External Auditor Service Fees (By Category)

Fiscal year ended December 31	2007	2006
Audit Fees (for audit of the Company’s annual financial statements for the respective year and reviews of the Company’s quarterly financial statements)	$92,000	$57,000
Audit-Related Fees (for accounting consultation)	$0	$0
Total audit and audit-related fees	$92,000	$57,000
Tax Fees	$7,700	$22,000
All Other Fees	$0	$0
Total Fees	$99,700	$79,000
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
     No disclosure required.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
     No disclosure required.
ITEM 17. FINANCIAL STATEMENTS.
     The financial statements and notes thereto as required by this item are attached hereto and found immediately following the text of this annual report.
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

STARFIELD RESOURCES INC.
Date: October 17, 2007	By:	/s/ André J. Douchane
André J. Douchane
President and Chief Executive Officer

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
FINANCIAL STATEMENTS
FEBRUARY 28, 2007

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
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
We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and 2006 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	Chartered Accountants

March 30, 2007
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 30, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada	Chartered Accountants

March 30, 2007

LOEWEN, STRONACH & CO.
CHARTERED ACCOUNTANTS
AUDITORS’ REPORT
To the Shareholders of Starfield Resources Inc.:
We have audited the balance sheet of Starfield Resources Inc. as at February 28, 2005 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2005 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to Note 13).

“Loewen, Stronach & Co.”

Vancouver, BC, Canada	Chartered Accountants
June 1, 2005
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as described in Note to the financial statements. Our report to the shareholders dated June 1, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Loewen, Stronach & Co.”

Vancouver, BC, Canada	Chartered Accountants
June 1, 2005

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

Nature and continuance of operations (Note 1)
Commitments (Note 9)
Subsequent events (Note 12)
On behalf of the Board:

	Director		Director
Glen Macdonald		Glen Indra
The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED FEBRUARY 28

	2007	2006	2005

EXPENSES
General and Administrative
- Accounting and legal	$449,419	$180,410	$220,730
- Advertising and promotion	180,737	100,215	121,973
- Computer	12,906	27,542	33,428
- Consulting fees	234,883	403,415	288,384
- Directors’ fees	108,240	—	—
- Investor relations	237,210	50,698	128,403
- Interest on obligations under capital lease	17,722	—	—
- Management fees	836,478	96,000	52,000
- Office	28,896	85,340	45,256
- Office equipment rent	27,514	27,010	24,997
- Rent and office services	242,493	322,795	305,466
- Telephone	22,465	17,216	18,657
- Transfer and regulatory fees	148,477	113,067	94,311
- Travel and conferences	566,151	916,329	599,144
Amortization	4,771	4,412	4,948
Stock-based compensation (Note 7)	1,644,628	—	188,705
Interest and bank charges	5,866	91,831	52,823

Loss before the following:	(4,768,856)	(2,436,280)	(2,179,225)

Mineral properties written off	(1)	(331,519)	—
Interest income	155,783	8,796	19,251

	155,782	(322,723)	19,251

Loss before income tax recovery	(4,613,074)	(2,759,003)	(2,159,974)

Future income tax recovery (Note 6)	2,512,593	63,509	238,074

Net Loss	(2,100,481)	(2,695,494)	(1,921,900)

Deficit, beginning of year	(11,885,387)	(9,189,893)	(7,267,993)

Deficit, end of year	$(13,985,868)	$(11,885,387)	$(9,189,893)

Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.02)

Weighted average number of shares outstanding	189,473,794	139,439,136	108,333,048

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
YEARS ENDED FEBRUARY 28

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(2,100,481)	$(2,695,494)	$(1,921,900)
Items not affecting cash:
Future income tax recovery	(2,512,593)	(63,509)	(238,074)
Stock-based compensation	1,644,628	—	188,705
Amortization of computers and office equipment	4,771	4,412	4,948
Mineral claims and exploration expenses written-off	1	331,519	—

Changes in non-cash working capital items:
Receivables	(22,721)	(39,100)	76,825
Refundable deposits	3,815	—	(7,866)
Prepaid expenses and deposits	(43,753)	8,489	155,330
Accounts payable and accrued liabilities	57,431	337,512	96,926

Net cash used in operating activities	(2,968,902)	(2,116,171)	(1,645,106)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(16,153,771)	(12,060,656)	(9,647,808)
Acquisition of computers and office equipment	—	—	(5,737)
Acquisition of exploration equipment	(235,861)	(138,709)	(150,500)

Net cash used in investing activities	(16,389,632)	(12,199,365)	(9,804,045)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares and units	19,114,612	15,661,958	13,608,677
Share issue costs	(1,280,542)	(541,483)	(566,199)
Repayment of capital lease	(103,749)	—	—
Loans payable repayments	—	—	(904,000)

Net cash provided by financing activities	17,730,321	15,120,475	12,138,478

Change in cash	(1,628,213)	804,939	689,327

Cash, beginning of year	2,134,103	1,329,164	639,837

Cash, end of year	$505,890	$2,134,103	$1,329,164

Supplemental disclosure with respect to cash flows (Note 11)
The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. Its major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake Nickel–Copper–Cobalt–Platinum–Palladium project in Nunavut, Canada. All of the Company’s properties are located in Canada.

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
In the year of acquisition only one-half of the normal amortization rates are applied. Amortization related to exploration equipment is deferred to mineral properties as they are part of exploration costs.
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

Amortization on exploration equipment of $160,489 (2006 – $59,186) was deferred to mineral properties.

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

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
6.	FUTURE INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006	2005

Loss for the year before income tax recovery	$(4,613,074)	$(2,759,003)	$(2,159,974)

Income tax recovery	$1,605,881	$1,056,339	$736,551
Non-deductible expenses	(78,365)	(131,555)	(4,039)
Stock-based compensation	(588,563)	—	(64,348)
Resource loss for tax purposes	(765,144)	(714,261)	(124,056)
Share issuance costs	20,171	41,464	397,674
Non-capital losses, financing costs and resource pool benefits	2,318,613	(188,478)	(711,752)
Other	—	—	8,044

Total income tax recovery	$2,512,593	$63,509	$238,074

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2007	2006

Future tax assets (liabilities):
Loss carryforwards	$3,129,569	$2,841,729
Equipment	(107,714)	20,391
Share issuance costs	378,195	134,288
Resource deductions	(4,659,831)	(4,840,191)

Net future tax liabilities	$(1,259,781)	$(1,843,783)

The Company has recorded non-capital losses of approximately $10,095,000 available for deduction against future years’ taxable income. These losses, if not utilized, will expire through 2027. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of	Capital	Contributed
	Shares	Stock	Surplus

Authorized:
Unlimited number of common voting shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Common shares issued:
Balance, February 28, 2004	88,715,272	$30,625,324	$606,618
Exercise of warrants	4,370,750	1,496,688	—
Private placements	30,498,834	12,711,989	—
Stock-based compensation	—	—	188,705
Flow-through tax benefits renounced	—	(418,450)	—
Share issuance costs	—	(1,166,199)	—

Balance, February 28, 2005	123,584,856	43,249,352	795,323
Exercise of options	625,000	256,500	—
Exercise of warrants	17,434,625	5,834,810	—
Private placements	21,705,870	9,570,648	—
Contributed surplus on exercise of options	—	125,090	(125,090)
Flow-through tax benefits renounced	—	(1,726,916)	—
Share issuance costs	—	(541,483)	—

Balance, February 28, 2006	163,350,351	56,768,001	670,233
Exercise of options	585,000	162,500	—
Exercise of warrants	1,033,334	620,000	—
Private placements	35,881,162	18,332,112	—
Stock-based compensation	—	—	1,644,628
Contributed surplus on exercise of options	—	11,152	(11,152)
Flow-through tax benefits renounced	—	(1,928,591)	—
Share issuance costs	—	(1,448,525)	107,810

Balance, February 28, 2007	200,849,847	$72,516,649	$2,411,519

During the year ended February 28, 2007, the Company issued the following common shares:
i)	585,000 common shares issued pursuant to the exercise of stock options for proceeds of $162,500.

ii)	1,033,334 common shares issued pursuant to the exercise of purchase warrants for proceeds of $620,000.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)
iii)	In May 2006, the Company issued 24,424,501 units at $0.53 per unit and 5,571,796 flow-through shares at $0.65 per share for gross proceeds of $16,566,653. Each unit consisted of one common share and one-half of one transferable common share purchase warrant; each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.75 per share expiring May 10, 2007. The Company paid issuance costs of $1,183,509 and granted finder’s warrants, valued at $107,810 entitling the holder to acquire an additional 1,002,347 common shares of the Company at an exercise price of $0.65 per share expiring May 10, 2007 (859,182) and May 23, 2007 (143,165). The finder’s warrants were valued using the Black-Scholes option pricing model with an expected volatility of 56%, a risk free interest rate of 4.11%, an expected life of 1 year and an expected dividend yield of 0%. The Company also granted the agent the right to participate in up to 50% of any further private placements to May 2007 (Note 12).

iv)	In December 2006, the Company issued 5,884,865 flow-through shares at $0.30 per share for gross proceeds of $1,765,459 and paid issuance costs of $157,206.
During the year ended February 28, 2006, the Company issued the following common shares:
i)	625,000 common shares issued pursuant to the exercise of stock options for proceeds of $256,500.

ii)	17,434,625 common shares issued pursuant to the exercise of purchase warrants for proceeds of $5,834,810.

iii)	In June 2005, the Company issued 2,000,000 flow-through shares at $0.55 per share for gross proceeds of $1,100,000 and paid share issuance costs of $99,000.

iv)	In August 2005, the Company issued 1,030,000 flow-through shares at $0.55 per share for net proceeds of $566,500.

v)	In October 2005, the Company issued 8,675,995 flow-through shares at $0.45 per share for gross proceeds of $3,904,198 and 9,999,875 units at $0.40 per unit for gross proceeds of $3,999,950. Each unit consisted of one common share and one share purchase warrant. Every two warrants entitle the holder to acquire one additional common share at an exercise price of $0.50 per share and expiring December 28, 2007 (3,250,000 warrants) and January 20, 2008 (6,749,875 warrants). The Company paid share issuance costs of $442,483.
During the year ended February 28, 2005 the Company issued the following common shares:
i)	4,370,750 common shares issued pursuant to the exercise of purchase warrants for proceeds of $1,496,688.

ii)	In March 2004, the Company issued 18,749,703 units at $0.40 per unit for total proceeds of $7,499,881 and issued 1,500,000 units valued at $600,000 for finders’ fees as part of share issuance costs. Each unit consisted of one common share and one share purchase warrant with each warrant exercisable at $0.60 per share and expiring March 12, 2006. The Company also paid $149,988 in share issuance costs.

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
Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)

Stock options (cont’d...)

The following incentive stock options and share purchase warrants were outstanding at February 28, 2007:

	Number	Exercise
	of Shares	Price	Expiry Date

Options
	400,000	$0.40	March 8, 2007
	450,000	$0.90	March 8, 2007
	2,140,000	$0.40	February 14, 2008
	2,230,000	$0.25	November 18,2008
	550,000	$0.25	January 7, 2009
	2,495,000	$0.40	August 27, 2009
	1,310,000	$0.40	January 31, 2010
	4,790,000	$0.60	March 31, 2011
	4,750,000	$0.285	February 1, 2012

	19,115,000

	Number	Exercise
	of Shares	Price	Expiry Date

Warrants	859,182	$0.65	May 10, 2007
	143,165	$0.65	May 23, 2007
	1,625,000	$0.50	December 28, 2007
	3,374,937	$0.50	January 20, 2008
	16,199,868	$0.75	May 10, 2007

	22,202,152

During fiscal 2007, the expiry date of warrants to acquire 2,611,100 common shares exercisable at $0.75 per share was extended from November 29, 2006 to May 10, 2007 and the expiry date of warrants to acquire 1,376,519 common shares exercisable at $0.75 per share was extended from December 2, 2006 to May 10, 2007.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)

Stock options (cont’d...)

Warrants and stock options transactions are summarized as follows:

	Warrants		Stock Options
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Outstanding, February 28, 2004	28,132,010	$0.37	8,440,000	$0.39
Granted	24,237,322	0.62	4,015,000	0.40
Exercised	(4,370,750)	0.34	—	—
Expired/cancelled	(6,920,695)	0.46	(358,000)	0.44

Outstanding, February 28, 2005	41,077,887	0.50	12,097,000	0.39
Granted	4,999,937	0.50	—	—
Exercised	(17,434,625)	0.34	(625,000)	0.41
Expired/cancelled	(30,940)	0.45	—	—

Outstanding, February 28, 2006	28,612,259	0.60	11,472,000	0.39
Granted	13,214,596	0.74	9,540,000	0.44
Exercised	(1,033,334)	0.60	(585,000)	0.28
Expired/cancelled	(18,591,369)	0.60	(1,312,000)	0.50

Outstanding, February 28, 2007	22,202,152	$0.69	19,115,000	$0.41

Number currently exercisable	22,202,152	$0.69	15,552,500	$0.44

Stock-based compensation

During the year ended February 28, 2007, the Company granted 9,540,000 stock options (2006 – Nil; 2005 – 4,015,000) to directors, employees and consultants. The Company recognized $1,644,628 (2006 – $Nil; 2005 – $188,705) in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet. The compensation recognized was calculated using the Black-Scholes option pricing model. The weighted average fair value of options granted during the current year was $0.23 (2006 – $Nil; 2005 – $0.05).

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)

Stock-based compensation (cont’d...)

The following weighted average assumptions were used in the valuation of stock options granted:

	2007	2006	2005

Risk-free interest rate	4.12%	—	2-3%
Expected life of options	5 years	—	5 years
Annualized volatility	61%	—	42.82%
Dividend rate	0.00%	—	0.00%

Flow-through Shares

During the year ended February 28, 2007, the Company issued 11,456,661 (2006 – 11,705,995; 2005 – 2,273,890) flow-through shares and has renounced $5,387,126 (2006 – $5,570,698; 2005 – $1,023,250) of expenditures to the flow-through shareholders.

8.	RELATED PARTY TRANSACTIONS

During the year, the Company had the following transactions with officers and directors and other companies with which officers or directors are related:

	2007	2006	2005

Management fees	$461,667	$96,000	$52,000
Consulting fees	52,702	79,000	15,000
Directors’ fees	108,240	—	—

Included in accounts payable is $97,290 (2006 – $Nil) due to directors, officers and other companies with which directors or officers are related.

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

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006	2005

Cash paid during the year for interest	$23,588	$89,962	$52,823

Cash received during the year for interest	$155,783	$8,796	$—

Cash paid during the year for income taxes	$—	$—	$—

The significant non-cash transactions during the year ended February 28, 2007 included:
a)	Incurring accounts payable of $1,426,695 towards mineral properties and $60,173 towards share issuance costs.

b)	Granted finder’s warrants valued at $107,810 as issuance costs on a private placement.

c)	Acquired equipment with a capital lease obligation of $429,925

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont’d...)

The significant non-cash transactions during the year ended February 28, 2006 included:
a)	The reclassification of contributed surplus amounting to $125,090 due to the exercise of stock options.

b)	The renunciation of $5,570,698 to subscribers of 11,705,995 flow-through shares.

c)	Incurring accounts payable of $535,011 towards mineral property costs.
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

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (U.S. GAAP), except as follows:

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

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Exploration Expenditures (cont’d...)

Under U.S. GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential economic mineralization.

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

During the year ended February 28, 2007, the Company issued 11,456,661 flow-through shares for total proceeds of $5,387,126. As the value of the compensation received for the flow-through shares issued during the year ended February 28, 2007 exceeded the fair value of the non-flow through shares on the date issued by $334,308, the Company recorded a difference in capital stock and related income tax expenses on renunciation.

Comprehensive Income

Under U.S. GAAP, Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”) requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year except those resulting from investments by owners and distribution to owners. The Company has determined that comprehensive income (loss) consisted only of loss for the year in all of the years presented.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

The following summarizes the balance sheet items prepared under U.S. GAAP, where there are material variations from Canadian GAAP:

	2007	2006

Mineral properties	$—	$—
Deferred income tax liability	—	—
Share capital	78,998,383	61,655,452
Additional paid-in capital	2,466,610	725,324
Accumulated deficit	(82,843,630)	(61,358,921)

The following table is a reconciliation of the loss for the year between Canadian GAAP and U.S. GAAP:

	2007	2006	2005

Loss for the year under Canadian GAAP	$(2,100,481)	$(2,695,494)	$(1,921,900)
U.S. GAAP material adjustments:
Write-off of mineral property expenditures	(17,205,943)	(12,323,334)	(9,670,383)
Future income tax expense	—	1,663,407	180,376
Future income tax recovery	(2,178,285)	(1,376,077)	(418,450)

Net loss for the year under U.S. GAAP	$(21,484,709)	$(14,731,498)	$(11,830,357)

Basic and diluted loss per share under U.S. GAAP	$0.11	$0.11	$0.11

Weighted average number of shares under U.S. GAAP	189,473,794	139,439,136	108,333,048

The following table summarizes the effect on cash flows after considering the U.S. GAAP adjustments:

Cash flows from operating activities:

	2007	2006	2005

Per Canadian GAAP	$(2,968,902)	$(2,116,171)	$(1,645,106)
Mineral properties expensed as incurred	(16,153,771)	(12,060,656)	(9,647,808)

Per U.S. GAAP	$(19,122,673)	$(14,176,827)	$(11,292,914)

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007
13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Cash flows from investing activities:

	2007	2006	2005

Per Canadian GAAP	$(16,389,632)	$(12,199,365)	$(9,804,045)
Mineral properties expensed as incurred	16,153,771	12,060,656	9,647,808

Per U.S. GAAP	$(235,861)	$(138,709)	$(156,237)

Recent accounting pronouncements

In July 2006, FASB issued Financial Instrument No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured and derecognized in financial statements; require certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006.

In September 2006, FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s financial position or results of operations.