Form 20-F/A
period 2007-02-28
STARFIELD RESOURCES INC
filed 2007-10-18
CIK 1074795

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

Explanatory Note
     This Annual Report on Form 20-F/A is being filed as Amendment Number 2 to our Annual Report on Form 20-F which was originally filed with the Securities and Exchange Commission on September 17, 2007. We are filing this Form 20-F/A to include the electronic signatures for the auditors’ report.
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

Vancouver, Canada	/s/ Davidson & Company LLP Chartered Accountants

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

Vancouver, Canada	/s/ Davidson & Company LLP Chartered Accountants

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