Form 20-F
period 2008-02-29
STARFIELD RESOURCES INC
filed 2008-08-22
CIK 1074795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended February 29, 2008 or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number 000-29948
STARFIELD RESOURCES INC.
(Exact name of registrant as specified in its charter)
Alberta, Canada
(Jurisdiction of incorporation or organization)
130 Adelaide Street, Suite 2210, Toronto, Ontario, Canada M5H 3P5
(Address of principal executive offices)
Securities to be registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, without par value

(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Title of class
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 301,151,593
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐         No ☑
If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐         No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑            No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☑
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement the registrant has elected to follow. Item 17 ☑            Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐            No ☑

-ii-

-iii-

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.
Item 1.A. Directors and Senior Management.
          No disclosure required.
Item 1.B. Advisers.
          No disclosure required.
Item 1.C. Auditors.
          No disclosure required.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
Item 2.A. Offer statistics.
          Not Applicable
Item 2.B. Method and expected timetable.
          Not Applicable
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

Table No. 1
Selected Financial Data
(CDN$ in 000, except per share data)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	2/29/08	2/28/07	2/28/06	2/28/05	2/29/04
General and Administrative Expenses	$5,132	$3,113	$2,340	$1,971	$1,723
Net Income (Loss)	($11,840)	($2,100)	($2,696)	($1,922)	($1,723)
Basic and diluted Earnings (Loss) Per Share	($0.04)	($0.01)	($0.02)	($0.02)	($0.02)
Net Income (Loss) US GAAP	($25,010)	($21,484)	($14,731)	($11,830)	($4,778)
Basic and diluted EPS (Loss) US GAAP	($0.08)	($0.11)	($0.11)	($0.11)	($0.07)
Wtg. Avg. No. Shares US GAAP	298,702	189,474	139,439	108,333	70,241
Dividends Per Share	$0	$0	$0	$0	$0
Dividends Per Share US GAAP	$0	$0	$0	$0	$0
Wtg. Avg. No. Shares Cdn GAAP	298,702	189,474	139,439	108,333	70,241
Working Capital(1)	$10,819	($1,913)	$803	$840	($432)
Mineral Properties	$76,664	$63,581	$46,375	$34,051	$24,381
Long Term Debt	$69	$185	Nil	Nil	Nil
Long Term Debt (US GAAP)	$69	$185	Nil	Nil	Nil
Shareholder’s Equity	$85,996	$60,942	$45,553	$34,855	$23,964
Capital Stock	$102,513	$72,516	$56,768	$43,249	$30,625
Capital Stock (US GAAP)	$109,961	$78,998	$61,655	$46,761	$33,718
Total Assets	$90,315	$65,064	$48,923	$35,689	$25,425
Total Assets (US GAAP)	$13,651	$1,483	$2,549	$1,638	$1,044

(1)	Current assets less current liabilities
Exchange Rates
          In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).
          Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended February 28th or 29th, the average rates for the period, and the range of our high and low rates for the period.
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

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close
July 2008	$1.01	$1.03	$1.00	$1.03
June 2008	$1.02	$1.03	$1.00	$1.02
May 2008	$1.00	$1.02	$0.98	$0.99
April 2008	$1.01	$1.03	$1.00	$1.01
March 2008	$1.00	$1.03	$0.98	$1.03
February 2008	$1.00	$1.02	$0.97	$0.98
Fiscal Year Ended 2/29/08	$1.05	$1.18	$0.92	$0.98
Fiscal Year Ended 2/28/07	$1.14	$1.19	$1.10	$1.17
Fiscal Year Ended 2/28/06	$1.19	$1.26	$1.14	$1.14
Fiscal Year Ended 2/28/05	$1.28	$1.40	$1.18	$1.23
Fiscal Year Ended 2/29/04	$1.36	$1.49	$1.27	$1.34
Item 3.B. Capitalization and indebtedness.
          No disclosure required.
Item 3.C. Reasons for the offer and use of proceeds.
          No disclosure required.
Item 3.D. Risk factors.
          The securities of the Company are highly speculative and subject to a number of risks. These risks might impede the Company from reaching its business objectives, which include successfully exploring and developing further mineral resources. In particular, the following risk factors should be considered:
          Going Concern; The Company is Experiencing Negative Cash Flow
          The Company’s ability to continue as a going concern is dependent on its ability to successfully develop the Resource Property and secure additional financing. The Company will actively seek financing from time to time to advance the Ferguson Lake project in particular.
          The success of the Company’s business will depend upon its ability to generate cash flow from operations to a point where it becomes profitable. The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted and the Company must obtain additional funds through the sale of equity and/or debt capital.
          If the Company cannot commence operations and increase its’ cash flow it will have to raise additional funds. There can be no assurance that the Company will be able to find additional financing upon terms and conditions acceptable to the Company.
          The Company Has Engaged in Exploration and Has No History of Development Activities
          The Company has no history of, and is in the early stages of, development of its Resource Property. The Company may experience higher costs than budgeted and unexpected delays. The Company must also locate and retain qualified personnel to conduct exploration work. Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an adverse effect on the Company, its business and results of operations.
          The Company Currently Depends on a Single Property
          The Company’s only material mineral property is the Ferguson Lake Property. Unless the Company acquires or develops additional material properties or projects, the Company will be solely dependent upon the operation of the Resource Property for its revenue and profits, if any.

          The Mining Industry Is Speculative and of a Very High Risk Nature
          Mining activities are speculative by their nature and involve a high degree of risk. The Company’s drilling activities are in the development stage, and such development is subject to the risk that previously reported inferred mineralization is not economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.
          The Company’s mining activities are subject to intense industry competition and changes in economic conditions and costs. Its operations are subject to all the hazards normally associated with exploration, development and production of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment and possible environmental damage. This might result in the Company not meeting its business objectives. An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations.
          The Mining Industry Is Competitive
          The mining industry is competitive and the Company faces strong competition from other exploration companies, or prospective exploration companies, in connection with the exploration and development of nickel, copper, cobalt and platinum group elements (“PGE”) resource properties in Canada. A number of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain its explorations on terms it considers acceptable or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.
          The Company Is Dependent on Various Key Personnel
          The Company’s success is dependent upon the performance of key personnel. The Company does not maintain life insurance for key personnel and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.
          The Company’s Activities Might Suffer Losses from or Liabilities for Risks Which Are Not Insurable
          Hazards such as unusual or unexpected geological formations and other conditions are associated with mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Due to the payment of such liabilities the Company’s revenues, operations and financial condition could be materially adversely affected.
          The Company currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors carry their own general and equipment liability insurance.
          Although the Company intends to maintain liability insurance in an amount that it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs due to which the Company’s revenues, operations and financial condition could be materially adversely affected.
          There Is Uncertainty of the Nature and Amount of the Company’s Resources
          While the Company has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, the Company’s revenues, operations and financial condition could be materially adversely affected.
          The Company May Experience Uncertainty in Marketing the Nickel, Copper, Cobalt and PGE Which It May Potentially Mine
          The Company’s future revenues are expected to be in large part derived from the mining and sale of nickel, copper, cobalt and PGE. The prices of these metals fluctuate and are affected by numerous factors, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new mine development and improved mining and production methods. Any unfavorable change in these factors could cause the Company’s revenues, operations and financial condition to be materially adversely affected

          The Company’s Activities Are Subject to Extensive Governmental Regulation and Permitting Requirements
          Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, water use, land use, land claims of First Nations and local people, environmental protection and remediation, endangered and protected species, mine safety and other matters. These laws and regulations are administered by various governmental authorities including:
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
          In addition, the current and future operations of the Company, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required, or the revocation of existing ones would have a material and adverse effect on the Company, its business and results of operations.

          Failure to comply with applicable laws, regulations and permits may result in enforcement actions, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.
          Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of its mining properties. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail production, development or exploration which would have a material and adverse effect on the Company, its business and results of operations.
          The Company Is Awaiting Additional Permits to Complete an Airfield
          The Company has received the permit to construct a dirt airstrip near the new Ferguson Lake camp in the central part of the Ferguson Lake Property that will be capable of handling wheel-equipped aircraft. Although this permit provides for the construction of the airstrip, the construction of associated roads, and the construction of the required fuel storage area, will require additional permits to commence construction of the airstrip. Federal and local laws and regulations governing the permitting of this airstrip may affect the Company’s ability to transport people and materials to and from the camp. The failure to obtain these additional permits or approvals that may be required or their subsequent revocation could have a material and adverse effect on the Company, its business and results of operations.
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
          Although the Company reviewed its title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. Title to, and the area of, resource claims may be disputed. The Company’s interests may be subject to prior unregistered agreements or transfers, aboriginal land claims, aboriginal rights, treaty rights, and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties, which, if successful, could impair their development and/or operations.
          Although a land claim agreement has been reached between the Inuit and the Canadian government, no modern agreement has been reached with any First Nation or Métis group which might have an interest in the area of the Company’s properties. The Supreme Court of Canada has held that aboriginal groups, including the Inuit and Métis, may have a spectrum of aboriginal or treaty rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, subject to meeting a justification test. However, a recent decision of the Supreme Court of Canada casts doubt on the ability of a territorial government to justify infringements of treaty rights. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified. The Supreme Court of Canada has determined that there is a duty on government to consult with and, where appropriate, accommodate aboriginal peoples where government decisions may impact on claimed, but as yet unproven, aboriginal rights, treaty rights or title. The Court found that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government. However, government permits, including environmental and mine permits will not be granted unless the government is satisfied that the duty to consult and accommodate has been fully met. Failure to satisfy the government as to the duty to consult or accommodate aboriginal interests may result in the Company failing to obtain necessary government permits, which could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

          The Company’s Activities Are Subject to Environmental Risks
          All phases of the Company’s operations are subject to federal, provincial and local environmental regulation in the various jurisdictions in which it operates, which could potentially make operations expensive or prohibit them all together. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or prevent operations all together. Environmental hazards may exist on the properties on which the Company holds and will hold interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.
          Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations, which could potentially make operations expensive or prohibit them altogether. To the extent such future approvals are required and not obtained, the Company may be curtailed or prohibited from restarting, continuing or proceeding with planned exploration or development of the Resource Property.
          Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the development of resource properties may be required to compensate those suffering loss or damage by reason of the mining activities, and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
          The Company Does Not Insure Against All Risks
          The Company’s insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for environmental occurrences pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.
          The Company’s Directors and Officers May Have Conflicts of Interest
          Certain of the directors and officers of the Company also serve as directors, officers and/or significant shareholders of other companies involved in natural resource exploration and development. Such directors and officers may have a conflict of interest with respect to the interests of these other entities and the Company.
          The Company Does Not Pay Dividends
          The Company has never paid a cash dividend. Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all.
          Potential Volatility Common Stock Trading Price
          The TSX has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company’s common stock. In addition, the market price of the common stock is likely to be highly volatile. Factors such as the price of nickel, copper, PGE and other minerals, announcements by competitors, changes in stock market analyst recommendations regarding the Company, and general market conditions and attitudes affecting other exploration and mining companies may have a significant effect on the market price of the common stock.

          Certain Groups Are Opposed to Mining
          In North America there are organizations opposed to mining. The Company believes it has the support of representatives from the local communities and Inuit people nearest the Ferguson Lake Property and from various levels of the federal government and the Nunavut government having jurisdiction over the Resource Property. Although the Company intends to comply with all environmental laws and permitting obligations in conducting its business, there is a risk that those opposed to its operation at the Ferguson Lake Property will attempt to interfere with the Company’s operations, whether by legal process, regulatory process or otherwise. Such interference could have an impact on the Company’s ability to operate its properties in the manner that is most efficient or appropriate, if at all, and any such impact could materially adversely affect the financial condition and results of operations of the Company.
ITEM 4. INFORMATION ON THE COMPANY.
Item 4.A. History and development of the Company.
          Starfield is a Canadian-based natural resource exploration company. The Company was incorporated on April 22, 1994, under the Business Corporations Act (Alberta). The articles of the Company were amended on December 18, 1997, to change its name to Starfield Resources Inc. On October 27, 2006, the Company filed articles of continuance in British Columbia. The Company is also governed by the Business Corporations Act (British Columbia) and a reporting issuer in the provinces of British Columbia, Alberta and Ontario and in the North West Territories. The Company’s registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, and the head office is located at 130 Adelaide Street West, Suite 2210, Toronto, Ontario M5H 3P5. The Company has no subsidiaries. In December 1999, the Company acquired a 100% interest in certain mineral claims in the Ferguson Lake area of the Nunavut Territory, Canada known as the “Resource Property” or the “Ferguson Lake Property” and a five-kilometer area of influence around the claims.
          The Ferguson Lake Property covers more than 1.3 million acres. Since 1999, the Company has completed more than 132,000 meters of diamond drilling in 359 holes. The Company has received a National Instrument 43-101 report on the Ferguson Lake Property entitled Preliminary Assessment of the Ferguson Lake Project, Nunavut Territory, Canada dated April 30, 2008 and authored by Graham G. Clow, P.Eng, R. Dennis Bergen, P.Eng, Jason J. Cox, P.Eng, G. Bryn Harris, Ph.D., FIMM and James G. Lavigne, P.Geo., M.Sc. (the “2008 Report”). The 2008 Report updates the resource estimates provided in the report dated July 15, 2007. The 2008 Report and earlier reports are filed on SEDAR (www.sedar.com). The Company, which was listed on the TSX Venture Exchange, applied to list its common stock on the Toronto Stock Exchange. That application was approved, and on April 24, 2007 the Company’s common stock began trading on the Toronto Stock Exchange under the symbol “SRU”.
          The Company has an unlimited number of common shares authorized, an unlimited number of first preferred shares authorized, and an unlimited number of second preferred shares authorized. All of these shares have no par value. To date, no first preferred shares and no second preferred shares have been issued. As of February 29, 2008, the end of the Company’s most recent fiscal year, there were 301,151,593 shares of common stock outstanding.
          The Company has financed its operations through funds raised in public/private placements of our common stock, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.
Capital Expenditures
Fiscal 2006:      $12.7 million for mineral property exploration and acquisition of equipment.
Fiscal 2007:      $16.4 million for mineral property exploration and acquisition of equipment.
Fiscal 2008:      $13.1 million for mineral property exploration and acquisition of equipment.

Item 4.B. Business overview.
          The Company is an advanced exploration and development company focused on our Ferguson Lake copper-nickel-cobalt-palladium-platinum property located in Nunavut, Canada. The Company’s overall business objective is to explore for, develop and commence production on the Ferguson Lake Property. More particularly, the Company’s primary near-term objectives are to continue exploration on the Ferguson Lake Property to complete a full feasibility study as soon as possible, to accelerate the metallurgical test work, to maintain the camp, to continue with permitting, to begin prospecting the remainder of the Ferguson Lake Property, and further explore the foot-wall high-grade PGM zone.
Competitive Conditions
          Competition in the mineral exploration and production industry is intense. The Company competes with other mineral exploration and development companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants. Based on the Company’s management’s assessment, the Company’s competitors include other small to medium sized metallic mineral exploration companies that are looking for similar resource properties. Companies actively exploring in the Ferguson Lake area include, among others, De Beers Canada Exploration Inc., Kennecott Canada Exploration Inc. and BHP Billiton Diamonds Inc.
          The Company’s field exploration and development endeavors take place between March and December of each year. Potential production, if and when attained, will run year round.
Material Effects of Government Regulations
          The Company’s current and anticipated future operations, including further exploration and/or production activities require permits from numerous Canadian Federal, Provincial and territorial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, mining production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations.
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
Item 4.C. Organizational structure.
          The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. The Company’s major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake Platinum–Palladium-Nickel-Cobalt-Copper project in Nunavut, Canada. All of the Company’s properties are located in Canada.
Item 4.D. Property, plant and equipment.
          The Company’s executive offices are located at 130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada M5H 3P5. Its registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3.

Project Description and Location
          The Ferguson Lake Property consists of 266 mineral claims comprising an area of 535,399 hectares (1,323,000 acres) in the Kivalliq region of southern Nunavut Territory some 240 kilometres west of Rankin Inlet and 160 kilometres south-southwest of Baker Lake. Ferguson Lake, central to the large property area, is midway between Yathkyed and Kaminuriak Lakes. The Ferguson Lake Property measures 125 kilometres in an east-west direction and approximately 80 kilometres north-south. These mineral claims are issued pursuant to the Canada Mining Regulations, C.R.C.C. 1516.
          All of the mineral claims are contiguous and extend east, west, south and northwest of Ferguson Lake between latitudes 62° 30’ and 63° 15’ North and longitudes 96° 00’ and 98° 15’ West.
          In 2006 and 2007, the Company contracted McElhanney Associates Land Surveying Ltd., a Canada Land Surveyor, to conduct Canadian Legal Survey (“CLS”) work at the Ferguson Lake Property to have certain mineral claims converted to mining leases as required under the Canada Mining Regulations. The work entailed a detailed CLS of the key mineral claims hosting the mineral resources at the Ferguson Lake Property. The CLS was completed in 2007.
          The Mining Recorder administers most of the subsurface rights of Crown Lands in Nunavut and grants the mining lease status of mineral claims. Mining application and registry is an ongoing process. The Company’s mining claims are in good order and are maintained as such.
          Parts of the current Resource Property were initially located in 1997 by way of one Prospecting Permit covering the northwest quarter of NTS map-area, and three contiguous mineral claims. Additional mineral claims were located in 1998 and 1999 to cover the area of the Prospecting Permit which expired February 1, 2000. A number of these claims were allowed to lapse following detailed prospecting in 2001. The mineral claims acquired by the Company prior to 2003 included the area of a former Mining Lease previously held by Canadian Nickel Company, Ltd., a subsidiary of Vale Inco Ltd (formerly Inco Limited, “Inco”).
          Most of the mineral claims comprising the expanded property area were located between January and November of 2005.
          Mineral claims in Nunavut are valid for two years from the recording date and may be renewed for an additional year by completing representation (assessment) work in the amount of $4.00/acre within the initial two- year period. Annual work in the amount of $2.00/acre is required to renew the claims beyond the third year. Representation work for the various mineral claims has been routinely filed on an annual basis since 1999.
          Land use permits, including an Exploration Permit, Right of Way for winter transport, a Water Licence, and a Commercial Lease, enable exploration work to be conducted over the entire property area. These permits have been issued or renewed by the Kivalliq Inuit Association for parts of the Resource Property covering Inuit owned lands and by Indian and Northern Affairs Canada for Crown lands. Preliminary environmental studies, conducted by Rescan Environmental Services Ltd. on behalf of the Company, have been ongoing since 1999.
          The majority of exploration work completed since 1999 has been directed to several mineral zones east and west of Ferguson Lake.
          The Company is not aware of any environmental, infrastructure, or permitting issues which would adversely affect the potential viability of the Ferguson Lake Property. The Company can not provide any assurance that agencies or government departments (Government of Nunavut, Dept. of Indian Affairs and Northern Development, Dept. of Fisheries and Oceans, Canadian Environmental Assessment Agency, Dept. of Natural Resources Canada, Dept. of Sustainable Development GN, Nunavut Water Board, Dept. of Culture, Language, Elders and Youth GN, Nunavut Planning Commission, Nunavut Impact Review Board, Kivalliq Inuit Association, Keewatin Regional Land Use Plan, Inuit Impact and Benefit Agreement, Community Land and Resources Committee, Designated Inuit Organization and others) will approve mine production at the Ferguson Lake Property.
          The Company is in compliance and in accordance with applicable agency requirements and government regulators’ requirements and continues to operate the Ferguson Lake Property by holding all necessary permits, which are in good standing, or hold extensions to existing permits or has applications being processed with the applicably authority. The Company has paid all application fees, costs, rents and securities deposits relating to these permits, extensions or applications.

Acquisition of Property Interest
          The Company entered into an option agreement in February 1999 to purchase a 100% interest in the mineral claims comprising part of the Ferguson Lake Property (the “Original Ferguson Lake Property”) from a syndicate of the vendors (the “Ferguson Lake Syndicate”) in exchange for an initial cash payment, the issuance of common shares and scheduled work commitments. The issuance of additional common shares to the Ferguson Lake Syndicate was based on incurred exploration expenditures. The Company’s current 100% earned interest in the Original Ferguson Lake Property is subject to a 3% net smelter royalty (“NSR”) on potential future mineral production, a 3% gross overriding royalty on any diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the NSR for $1 million for a period of 180 days following receipt of a positive feasibility study on the Original Ferguson Lake Property recommending commercial production. Subsequent to the purchase of the Original Ferguson Lake Property, the Company staked certain other claims that comprise the Ferguson Lake Property, and these additional stake claims are not subject to the NSR.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
          Access to the Ferguson Lake Property is by air from Rankin Inlet, Baker Lake, Thompson, or Churchill, all of which have scheduled airline service and offer a number of facilities. A 500m dirt airstrip on a large island in central Ferguson is capable of handling wheel equipped aircraft. The Company has received approval for and has commenced construction of a new larger airstrip.
          Limited supplies and services are available in Rankin Inlet and Baker Lake, and the staging points for recent programs have been Thompson, Manitoba, 765 kilometres south of Ferguson Lake, and Yellowknife, Northwest Territories, 900 kilometres west. Both of these communities, with populations of about 15,000, are accessible from southern Canada by highway, have scheduled airline service and are major exploration and mining supply centres.
          Previous and current programs involved shipping supplies, equipment and fuel by larger aircraft to an ice airstrip established on Ferguson Lake, and fuel and other supplies have also been transported to the Resource Property by winter Cat train from Baker Lake, Rankin Inlet, and Arviat. Communications in this remote area are made possible by satellite, which provides for telephone and high speed internet connections.
          A subarctic climate is characterized by long winters (October through April) with mean temperatures of -30 degrees C; a short summer season with mean temperatures in the 15 degrees C range extends from July through mid-September. Mineral exploration is most conveniently carried out during the summer months and between March and May when geophysical surveys and diamond drilling can make use of ice-covered lakes.
          There is little or no infrastructure in this remote part of Canada other than abundant water supplies. The Nunavut government has been studying the possibility of extending an all-weather road into the territory from northern Manitoba. The potential route would be approximately 150km east of Ferguson Lake, making a “spur road” to Ferguson Lake a reasonable possibility. Diesel generated electrical power has been used for past mining operations in the general area, including at Cullaton Lake which is 200 kilometres south of Ferguson Lake. Annual re-supply to the communities of Rankin Inlet, Arviat and Baker Lake is done by commercial barge service from Churchill Manitoba or Montreal, Quebec. Daily flights into Rankin Inlet from Southern Canada bring routine supplies and passenger service.
          The area is one of low relief, featuring numerous smaller lakes and a few large river systems, notably Kazan and Ferguson Rivers. Yathkyed and Ferguson Lakes are 141 and 114 metres above sea level, respectively, and maximum elevations in the surrounding area range from 200 to 275 metres. Elevations within the current property area average less than 200 metres and range from slightly less than 100 metres at the Resource Property’s eastern boundary to 290 metres north of Yathkyed Lake. The orientations of Ferguson Lake and a number of smaller lakes reflect the dominant south-easterly glacial movement. Bedrock is fairly well exposed on numerous low hills and ridges in contrast to lower areas where bedrock may be obscured by between 6 and 25 metres of glacial debris. The terrain is typical of the barren grounds; the tree line is 150 km south of Ferguson Lake and vegetation consists principally of moss, lichen, dwarf birch and Labrador tea. Wildlife includes caribou, arctic fox, musk ox and barren ground grizzly bear.

History
          Canadian Nickel Company Ltd., the then exploration arm of Inco, discovered copper-nickel mineralization at Ferguson Lake in 1950. A 3000 square kilometre concession was granted in late 1950, and work over the ensuing five years included construction of a 90 person all-season camp, airborne and surface geophysics, geological mapping and 37,576 metres of diamond drilling.
          Nearly three-quarters of the total drilling was directed to mineralized zones east and west of Ferguson Lake and the intervening area beneath the lake (East Zone, West Zone and Central or lake Zone). The remainder of the drilling tested other targets within and outside the original concession area. Standard drilling techniques recovered 2.23 centimetre diameter core samples.
          A 10 ton bulk sample, extracted from the West Zone in 1953, was transported to Copper Cliff, Ontario for mill testing. A central area of 200 claims (4,180 hectares) of the original concession was taken to a mining lease in 1957; this was subsequently reduced by 50% in 1978.
          Esso Minerals Canada optioned the property from Inco in 1980 and extracted a 9-tonne bulk sample. Homestake Mineral Development Company was aware of platinum and palladium values in the area of Ferguson Lake in 1981 and acquired claims and prospecting permits around the existing Inco mining lease in 1986. A comprehensive program in 1987 consisted of reconnaissance geological mapping and, with Inco’s permission, the collection of 339 rock and 266 soil samples mainly from the known East and West mineral zones.
          Homestake’s mineral claims in the area subsequently lapsed and the Inco mining lease expired in 1992. A Prospecting Permit covering part of the area of the original Inco property was issued in early February, 1997 and the FERG 1-3 mineral claims were located in mid-September of the same year. Ten rock and four soil samples were collected from East and West Zones and from one of the other known mineralized zones at that time.
          A 1998 field program, carried out on behalf of the Ferguson Lake Syndicate between mid-August and early September 1998, included the re-establishment of survey control at several points along the 1950’s Inco baseline, prospecting, and the collection and analyses of rock samples from the East, West and several other mineralized zones. The Company entered into an agreement with the Ferguson Lake Syndicate in February of 1999 and undertook a two-phase exploratory program in the spring and summer of the same year.
Regional Geology
          The Ferguson Lake Property is situated in the Western Churchill Province, an Archean craton which is divided into the lithologically distinct Rae and Hearne domains by the northeast-trending Snowbird Tectonic Zone.
          Ferguson Lake, 100 km east of the Snowbird Tectonic Zone, is more precisely within the northwestern Hearne domain which is made up principally of Archean metavolcanic and metasedimentary rocks and extensive gneissic terranes derived from both Archean volcanosedimentary and plutonic rocks and early Proterozoic plutonic rocks. The northwestern Hearne domain is bounded by northeast-trending, regional shear zones including the Tulemalu Fault Zone (part of the Snowbird Tectonic Zone) on the north and by the northeastern extension of the Tyrrell Shear Zone on the southeast.
          The Ferguson Lake area includes the most northerly extension of the northeast-trending Yathkyed greenstone belt, mainly present as strongly deformed, gneissic Archean supracrustal and intrusive rocks and variably deformed Proterozoic plutons and dykes. The deformed sequences are metamorphosed to upper amphibolite facies, and protoliths of the older supracrustal rocks are comparatively rare. Where seen, they consist principally of mafic metavolcanics with cherty iron formations and lesser intermediate to felsic metavolcanics and clastic metasedimentary rocks.

          The widespread Archean gneissic rocks are intruded by Archean granodiorites, quartz monzonites, and a variety of mafic intrusions including diorites and gabbros. Late Archean intrusions include the east- to northeast-trending Kazan dykes, which consist of variably metamorphosed gabbros and hornblendites.
          Early Proterozoic gabbros and slightly younger diabase dykes cut all older rocks, as do late Proterozoic syenites and lamprophyres, such as the Martell Syenite. A large (13 km x 5 km) pluton of Martell Syenite, centred on Uligattilik Hill several kilometres east of the Ferguson Lake Property, is characterized by a positive magnetic anomaly on published airborne magnetic survey results for map-area 651.
          The Western Churchill Province, because of its diverse geological environments which span a 1.5-billion-year interval, is host to a variety of mineral deposit types. Known mineral deposits, prospects and occurrences include mafic — ultramafic-related magmatic nickel-copper-cobalt-PGE, orogenic (mesothermal) lode gold, volcanic hosted massive sulphides, syngenetic and epigenetic uranium deposits and prospects, quartz-carbonate veins containing precious metals and diamonds associated with Phanerozoic kimberlite intrusions.
Property Geology
          The oldest rocks in the southern and northeastern parts of the Ferguson Lake Property are east to northeast trending, fine to medium-grained amphibolites which are the metamorphic products of original mafic and intermediate volcanic rocks of Archean age. These supracrustal rocks, which contain sulphide, oxide and silicate banded iron formations in a number of localities, are interlayered with more widespread quartz-feldspar-biotite-(hornblende) gneiss and paragneiss, and all units have been intruded by Archean tonalities, granite gneisses and smaller, complex, coarse-grained pegmatite bodies. A variety of younger (Proterozoic) dykes, sills and irregular intrusions cut the older rocks.
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
          Younger syenites, part of the Martell Syenites, and distinctly post-mineral mafic dykes, are also evident in many of the diamond drill holes completed to date. Larger bodies of this syenite occur near the east shore of Ferguson Lake and a larger body underlying Uligattilik Hill borders the Resource Property’s eastern boundary.
          A structural mapping program in the areas of two of the principal mineralized zones, East and West Zones, indicated that most of the foregoing lithologic units, including the granitic intrusive rocks (but excluding the younger gabbro, diabase and mafic dykes and syenite plutons), were subjected to high grade metamorphism and deformation. Intricate folding of the gneissic rocks and the hornblendites (gabbros) has produced antiform and synform structures which are particularly evident in the area east of Ferguson Lake. The East and West mineralized zones were interpreted as being within the south limb of a recumbent, doubly-plunging synform or canoe-shaped structure modified by numerous faults and shear zones which offset the various lithologic units.
Mineralization & Drilling
          The various mineral zones identified to date in that part of the Resource Property bordering Ferguson Lake are magmatic nickel-copper sulphide deposits which also contain cobalt and PGE values. These zones are spatially related to mafic (and ultramafic) intrusions which are principally in the form of fine- to coarse-grained gabbros.
          Nickel-copper-cobalt-PGE mineralization at Ferguson Lake is hosted mainly by fine- to coarse-grained gabbros which include hornblendites. Three of the mineral zones (East, Central (lake) and West) are at least spatially related to the same gabbro unit which is between 10 and 600 metres thick and has been traced by intermittent exposures and by diamond drilling over a strike length of more than 12 km east and west of Ferguson Lake. This and the other gabbro units hosting the several other mineral zones dip moderately to steeply north and are generally conformable with enclosing hornblende-rich gneisses.

          Better grades of base and precious metals mineralization are present within massive to semi-massive sulphide lenses, pods and stringers which consist of between 80% and 90% pyrrhotite and lesser chalcopyrite, some pyrite and very fine-grained pentlandite. Rounded magnetite grains, up to one cm in size, are a common constituent of the sulphide lenses. Better grades are contained within zones having thicknesses of between two and tens of metres.
          Sulphide matrix breccias, featuring 1-2 cm subrounded mafic clasts, are a common feature of massive sulphide zones. Net-textures have been noted in some of the stringer and fracture-filling sulphide sections. The sulphide zones occur mainly in the upper, structural hangingwall portion of the of north-dipping gabbro units and to a lesser degree as remobilized lenses within hangingwall and footwall gneisses. The sulphide-rich zones are marked on surface by prominent gossans up to 25 metres wide and several hundred metres long.
          The East, West and Central (lake) Zones were tested by more than 27,000 metres of diamond drilling in 170 holes by Inco in the early 1950s. Most drilling was on 120 to 150 metre-spaced north-south sections; distance between holes along these sections averaged about 70 metres. Hole lengths averaged 150 to 180 metres, with the deepest hole being 640 metres. This drilling did not test the zones below a vertical depth of about 240 metres.
          The most significant drilling results obtained by the Company to date have been from the East and West Zones. Better grades (+1% combined copper-nickel) of nickel-copper-cobalt-PGE mineralization within and marginal to the host gabbro intrusion in both of these zones are contained in lenses and pods of massive and semi-massive sulphides which have a lateral extent of 350 metres in the East Zone II to more than 4,000 metres in the West Zone and apparent down-dip continuities of between 60 and over 500 metres. Lens widths range between 1 and 71 metres (average 10 metres) for the West Zone and between 1 and 24 metres (average 6 metres) for the East Zone. Two or more parallel lenses, separated by between 5 and 100 metres of lower grade sulphide mineralization and/or unmineralized hostrock, are evident in many of the holes drilled on the West Zone.
          The principal focus of previous and current work has been directed to the West Zone, which has been traced by intermittent bedrock exposures, geophysical surveys and by a considerable amount of diamond drilling over a zone length of several kilometres. The zone has been tested by 72 Inco holes (10,833 metres) between 1951 and 1955 and by more than 76,000 metres of drilling in 183 holes by Starfield since 1999.
          Other mineral zones identified east of Ferguson Lake include M Zone, discovered in 2000 and situated 1 kilometre southeast of the East Zone II. This zone was tested by ten inclined holes to test a blind, gently north-dipping UTEM conductor. The drilling confirmed that the conductive zone was due to the presence of sulphide minerals within a gabbro, a setting similar to the other known mineral zones. Assay results were not particularly impressive. Further surface geophysical surveys were conducted over this zone in 2004 and three additional holes, drilled to test a new interpretation of geophysical signatures, returned results similar to those obtained from earlier drilling.
          Anomaly 51, also known as the Pointed Lake Zone, includes a northeast-trending, 50-metres wide, gossanous gabbro exposed over 2,500 metres of strike length, and is located one kilometre south of M Zone. This zone, which contains pods and stringers of massive pyrrhotite with lesser chalcopyrite and pyrite, particularly in its western half, was tested over 1,700 metres of strike length by 1,094 metres of diamond drilling in nine widely-spaced, inclined diamond drill holes in the 1950s. Several holes contained narrow intervals of copper-nickel mineralization; better grades (+1% combined copper-nickel) are associated with narrow intervals (0.15 to 2.29 metres) of massive pyrrhotite and pyrite hosted by gabbro in most holes drilled. No results for PGE’s were reported. Nickel values were generally higher than copper as opposed to results from other zones at Ferguson Lake.
          This zone (and its potential extensions) was further tested in 2000 and 2004 by eight holes which were drilled in several locations to test isolated UTEM conductors north and east of the area previously drilled. Only narrow sulphide intervals were encountered.

          Most exploratory work to date (and 80% of diamond drilling since 1999) has been directed to several mineral zones west of Ferguson Lake. Those zones of apparent lesser importance include the West Zone South, which is intermittently exposed over a strike length of approximately one kilometre. Associated with a gossanous gabbro, this zone is subparallel to the West Zone and located one kilometre to the south. Previous surface sampling returned relatively high PGE values of between 540 ppb and 1,170 ppb platinum and 1,250 ppb to 4,500 ppb palladium.
          South Discovery Zone, a sulphide-bearing gabbro unit some 3 kilometres southwest of 119 Zone has an exposed northeast strike length of 800 metres and is offset by two parallel, northwest-striking faults. Two holes drilled to test the central part of the zone in 1999 intersected 1.5 to 2 metres intervals grading 0.30-0.62% copper, 0.11-0.50% nickel, 0.02-0.10% cobalt and 0.13-0.67 grams/tonne PGEs.
          The Central or lake zone, underlying Ferguson Lake between the East and West zones, was tested by some 35 vertical and inclined drill holes in the 1950s. The majority of these holes intersected at least some copper-nickel values and ten holes contained significant results. One of the better holes (10515), drilled near the centre of the lake north of, and between the large and small islands, intersected 17.4 metres grading more than 2% combined copper-nickel and 1.51 g/t PGE. Two holes drilled down-dip (10518,10520) returned no significant values; however, hole 9924, drilled 250 metres further west, intersected 3.4 metres of 0.54% copper, 0.79% nickel and 5.31 g/t PGE. There is a clustering of better-grade holes immediately north of the small island; three of these have five metre or greater intervals with grades of up to 1.96% copper, 1.01% nickel and 1.95 g/t PGE.
          Near the western shore of Ferguson Lake, hole 11310 cut 13.5 metres grading 0.78% copper, 0.88% nickel and 1.44 grams/tonne PGE (palladium and platinum) plus a lower 5.8 metre interval containing 1.36% copper, 0.50% nickel and 0.69 grams/tonne PGE. Two holes were drilled through ice-covered Ferguson Lake by the Company in the spring of 2000 in an attempt to further test this part of the zone some 40 metres down-dip of the previous intersections. The first hole was abandoned in lake-bottom sediments; the second hole intersected gabbro host rocks over three intervals, but base and precious metals value were low. This zone was further tested by ten holes in 2003 and 2004 as part of the definition drilling program undertaken in the eastern part of the West Zone. A degree of continuity of grades in sulphide lenses was identified and a part of this zone has been incorporated into the revised resource estimates for the West Zone.
          The West Zone proper has been the focus of most of the exploratory programs undertaken between 1999 and 2004, during which time the zone was tested by more than 150 holes plus five wedge holes (for a total of 62,000 metres) drilled over 3 kilometres of strike length. Much of this drilling was designed to expand the zone both to depth and along strike with a number of deeper holes testing the deeper, western part of the zone between sections 52+00W and 68+00W in 2001. Most of these holes intersected intervals of ten’s of metres containing +1% combined copper+nickel, most of which included significant sections of +1.5% and +2% combined copper+nickel plus PGE averaging more than 2 grams/tonne.
          Much of the drilling undertaken on the West Zone between 2002 and 2004 was directed to definition drilling in 74 relatively shallow holes (20,200 metres) in the eastern part of the zone between sections 39+00W and 51+000W to better define near-surface sulphide mineralization.
          The nature and scope of the 2002 – 2004 drilling programs consisted of collaring drill holes between existing holes such that this part of the West Zone has now been drilled on sections at an average of 30 metre spacings or less. Most holes intersected two or three (and in some cases, up to six), parallel sulphide lenses containing grades of at least 1% combined copper plus nickel, and over minimum hole lengths of 2 metres. Intervals of lower (or zero) grades between the parallel lenses range from 2 metres to as much 65 metres. Most of the inclined holes drilled to date are essentially normal to the moderately north-dipping sulphide lenses, and apparent true widths of the various sulphide lenses range from 2 metres to a maximum of 45 metres, with an overall average of 7 metres. The down-dip extent of the various sulphide lenses is variable, and ranges from 20 to 250 metres. Many of the drill sections feature a well mineralized sulphide lens in one hole that may or may not continue through holes drilled up or down-dip of the mineralized lens.

          In fiscal 2006, 8 holes in the West Zone “Pit Area” were completed to provide additional information on the massive sulphide lenses and to assess footwall PGE mineralization. Of particular interest in terms of low sulphide, footwall PGE mineralization is the 1 meter length of 12.38 grams/tonne palladium and 8.42 grams/tonne platinum encountered in hole FL05-218. Also of interest is the footwall PGE-enriched sulphide lens intercepts that were intersected below the main massive sulphide lenses in 4 holes, particularly, the 12.02 meter footwall massive sulphide intercept in hole FL04-220 which, in addition to enhanced copper and nickel grades, includes 3.74 g/t palladium and 0.31 g/t platinum. A further 9 holes drilled in the “Pit Area” were designed to provide information for a geostatistical study for purposes of comparison of grade distribution and structural continuity. The results from these 9 holes were used in a study conducted by Dr. Isabel Clark of Geostokos Ltd. In addition 10 holes, ranging from 962 to 1353 meters, were drilled to test the “gap” area between the known western limits of West Zone at depth. Massive sulphide lenses containing good base and precious metal grades were intersected over hole lengths of up to tens of meters in six of the holes consistent with those previously obtained from the western part of West Zone.
          In fiscal 2007, the Company completed 25,023 meters of diamond drilling in order to further delineate its existing resource base.
          During the fiscal 2007 drilling season, up to three diamond drills were operating on the property, with the strategy to continue to enhance the “measured and indicated” categories of resources throughout the West Zone utilizing a recommended closer drill spacing pattern. A record 136 holes were drilled during the 25,023 metre program, and a variety of other developmental measures were undertaken.
          As of February 28, 2007, the Company has completed 359 resource expansion diamond drill holes on the property, including 116 resource delineation holes during the current year plus an additional 20 geotechnical holes (246 meters). Drilling during the twelve months ended February 28, 2007 resulted in the submission of a total of 5,400 one-metre core samples for analyses and assay. The large number of samples sent for assay is a direct result of the “infill” drilling (at closer spacing) of known mineralized lenses in the West Zone.
Exploration
          In 2005, the Company’s exploration work included 16,861 metres of diamond drilling in 29 holes plus surface and airborne geophysical surveys. Ten deep holes (11,213 metres) were drilled on three sections to test the “gap” between the 119 Zone and the known western limits of the West Zone. The 119 Zone itself was tested by an additional two holes (2,116 metres). A total of 17 holes (3,523 metres) were completed in the West Zone “Pit Area”. Eight holes were drilled in an attempt to further define footwall PGE mineralization, while the remaining nine holes (1,140 metres) were drilled at various azimuths to provide information on the continuity and consistency of base and precious metal grades for a geostatistical study.
          Geophysical surveys undertaken in 2005 included 9,624 line kilometres of helicopter-borne VTEM and magnetics, and surface and borehole time domain pulse electromagnetic surveys on various parts of the Resource Property by Crone Geophysics and Exploration Ltd. Other work completed in 2005 included ongoing metallurgical testwork on drill core samples directed to the recovery of base metals and platinum group elements.
          Much of the 2006 exploratory program at Ferguson Lake was directed at detailed infill diamond drilling of the West Zone Pit, West Zone Mid and Pit Extension, West Zone Main and East Zone II. Some 24,330 metres of core was recovered from 110 holes. Two holes, totalling 211 metres, were drilled to collect samples for metallurgical work, and 19 shallow holes totalling 234 metres were drilled for geotechnical purposes. An additional six holes, totalling 657 metres, were drilled at azimuth grid north to test a south dipping magnetic anomaly (termed the Clarke Plate) located in the West Zone Pit Area. 2006 diamond drilling at Ferguson Lake aggregated 24,987 metres.
          The 2007 mineral resource estimate forms the basis of evaluation studies currently being undertaken by Scott Wilson Roscoe Postle Associates Ltd. (“SWRPA”).
          Previous drilling programs in the West Zone footwall had intercepted high grade platinum assays below the massive sulphides. The Company commenced a drilling program in September 2007 to obtain more information regarding high grade platinum intercepts in the West Zone footwall. The program finished in December 2007 with 19 holes being completed. The lack of drill crews and equipment breakdowns resulted in fewer metres being drilled than were planned. All core has been logged, cut, sampled and these samples were sent to laboratories to obtain analytical results. In December 2007 the Company issued press releases regarding the first five holes of this drill program. The Company received the remaining assay results in January 2008, which were publicized in a press release on February 25, 2008. The assay results from the first five holes identified significant intervals and grades of platinum and palladium at the Main West Zone. Intersections of platinum grades in excess of an ounce per tonne indicate a very strong mineralizing event.

          The Company intends to follow up on the potential of high-grade platinum intercepts in the West Zone footwall drilling during a summer 2008 drilling program.
          Semi-massive to massive sulphides containing nickel, copper, platinum, palladium, and cobalt occur in lenses intercepted in drill hole intersections over the 15.5 kilometre East-West strike length across the Ferguson Lake property. For the purposes of the current resource estimates, three separate domains of resources are quantified. On the east side of Ferguson Lake, sulphide mineralization occurs at surface and at depth in the East Zone that now incorporates the various historical zones known as East Zone I, East Zone II, M Zone and Pointed Lake. On the west side of Ferguson Lake, West Zone sulphide mineralization occurs at surface and at depth in the Main West Zone and at depth along the Extension West Zone. The Main West Zone consists of a strike length of 2.7 kilometres while the Extension West Zone completes the 4.1 kilometres of continuous mineralization of the West Zone.
          Drill spacing in the East Zone and Extension West Zone is irregular and comparatively widely spaced and as such limits the interpretation of geological continuity of massive sulphide. Resources in the East and West Extension Zones have been estimated using the cross-sectional polygonal method and have been classified as inferred mineral resources. The resource cutoff for the East Zone and Extension West Zone is based on economic and operating values and parameters as described below for the Main-West Zone resource estimate.
          Mineralization in the Main West Zone occurs over a strike length of 2.7 kilometres and plunges to the west. Drill spacing is variable in the Main West Zone, including a detailed area where the drilling is at 25 meter spacing (Pit Area) to a maximum of 100 metre drill hole spacing. The density of drill hole data from the Main West Zone supports the geological interpretation for the basis of the mineral resource estimation. The Main-Zone Pit Area has been the subject of a detailed geostatistical resource estimation study, and is the area from which historical indicated mineral resources have been estimated and quoted.
          Mineralization in the Main West Zone occurs as a number of stacked sheets or lenses of massive sulphide with an East-West strike and moderate north dip. For the purposes of geological interpretation, model building and subsequent resource estimation, only samples containing 50% or more sulphide (i.e. sulphide abundance generally logged by one-metre sample-interval-by-sample-interval basis) were used to determine massive sulphide intersections. A total of 56 lenses and sheets of variable dimension have been interpreted across the Main-West Zone. Two block models have been created to estimate the resources in the Main-West Zone: one block model to estimate potentially open pitable resources from surface to a vertical depth of 250 metres and the second to estimate potential underground resources at depths greater than 250 metres. The geological interpretation and block model resource estimation procedures utilized for the Main-West Zone (and the East and Extension West Zones) conform to industry best practices, CIM Definitions and Standards, and National Instrument 43-101. Previous geostatistical studies, as well as new statistical and geostatistical analyses, were utilized for block grade estimation. Block density was estimated from a specific gravity — metal grade regression relationship that was established from the determination of specific gravity of 1,342 diamond drill core samples. During the Fall of 2007 the Company completed a 19 hole drill program in the Main West Zone of Ferguson Lake. This initiative targeted the low-sulphide, PGE style of mineralization hosted in the Ferguson Lake Sulphide Intrusive Complex. This potential high-grade, low-sulphide mineralization was identified along strike during previous drilling. It is situated approximately 30 to 50 metres below the PGE-bearing massive sulphide Main West Zone lenses in the footwall gabbro unit. The massive sulphide base metal/PGE resource that is currently identified and qualified in Starfield’s NI 43-101 compliant July 2007 filing did not include this deeper, unique PGE mineralization.
          In February 2008, the Company released complete fire-assay results from this platinum group element (PGE) drill program. The results were encouraging and showed some high concentrations of PGEs. The data indicates significant mineralization at previously under-explored depths.
          Two areas where previous drilling had identified the potential high grade, low sulphide PGE were chosen as prospective targets to test the footwall mineralized horizon in greater detail. The true width is still not known. This high-grade, low-sulphide PGE footwall zone will be the main focus of the Company’s 2008 drilling program, with continued closely spaced drilling, both up and down dip and along strike.

          In March 2008, the Company announced results of check assays and rhodium assays of this diamond drilling program. The check assays for platinum and palladium verified the prior results and three intersections assayed positive for rhodium, as follows:
•	A 1.35 metre thick interval from hole FL07-363 assayed 0.012 grams per tonne of rhodium from a depth of 142.95 metres to 144.30 metres.

•	A 0.75 metre thick interval from hole FL07-374 assayed 0.009 grams per tonne of rhodium from a depth of 254.00 metres to 254.75 metres.

•	A 1.09 metre thick interval from hole Fl07-379 assayed 0.021 grams per tonne rhodium from a depth of 185.35 metres to 186.44 metres.
          Previous drilling has identified the presence of rhodium; hole FL02-132 contained a 0.1-metre interval assaying 2.58 grams per tonne. The indications of rhodium at Ferguson Lake were considered to be significant because of the strong price of this commodity. At the time of the release the price of Rhodium was US$9,380 per ounce, which is equivalent to just over US$300 per gram. The check assays also assayed positive for minor amounts of gold, averaging approximately 0.01 grams per tonne.
          Sampling Methods, Security and Analytical Procedures
          Previous diamond drilling, core logging and sampling at the Ferguson Lake Property has been supervised and performed by John Nicholson, P.Geo., and Brian Game, P.Geo., both Qualified Persons in accordance with NI 43-101. Current diamond drilling, core logging and sampling at the Ferguson Lake Property are being supervised and performed by Don Cowan, MSc, P.Eng., and Ray Irwin, P.Geo, both Qualified Persons in accordance with NI 43-101.
          In May 2007, the Company released a summary of its newly compiled National Instrument 43-101 2007 mineral resource for its Ferguson Lake property in Nunavut, Canada.
          The document shows an indicated mineral resource estimate for the property’s Main West Zone of 15.3 million tonnes grading 0.71% nickel, 1.04% copper, 0.08% cobalt, 1.64 grams per tonne palladium and 0.28 grams per tonne platinum. The foregoing does not include the potential high-grade low-sulphide mineralization situated about 30 to 50 meters below the base metal and PGE-bearing massive sulphide mineralization.
          Jaime Lavigne, P.Geo., a Qualified Person, updated the resource estimate to include last year’s 116 resource definition diamond drill holes and 20 additional geotechnical holes.
          NQ and BQ thin-wall sized core samples are logged and marked for sampling and subsequently halved by diamond saw, with one-half of the core comprising the sample and one-half retained as a rock record in core boxes stored for future reference at the Ferguson Lake camp. The one-half core comprising a sample is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.
          Samples are prepared at Acme Analytical Laboratories Ltd. in Vancouver, an ISO accredited laboratory which participates in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports. The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15 grams are then fire assayed for platinum and palladium. The doré bead is digested and then platinum and palladium are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for copper, nickel and cobalt, whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-ES (Group 7TD).
          Low-sulphide PGE samples are analyzed at Acme, where a 30g sample is digested by aqua regia, and then ICP-MS analysis is conducted for a suite of 51 elements plus platinum and palladium (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb palladium and/or 100ppb platinum as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for platinum and palladium (Group 6). All samples containing greater than 5,000ppm copper and/or 4,000ppm nickel are sent for 4-acid ICP-ES assay determinations (Group 7TD).

Data Verification
          Quality control of core samples is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Interlaboratory checks have been an ongoing part of the Ferguson Lake program since 1999. As noted in the previous section, the facilities of Acme Analytical Laboratories Ltd. have been used for project analyses since 2002, Bondar Clegg was the laboratory of record in 2000 and 2001 and check analyses during those years were performed by ALS Chemex. Since the merger of these two firms in late 2001, most of the analytical work has been undertaken by Acme, while using ALS Chemex for necessary check analyses.
          A number of interlaboratory checks of samples have been undertaken over the past several years. An example is the 2004 analytical work undertaken by ALS Chemex of 24 core sample pulps initially analyzed by Acme Laboratories. In summary, the results for copper are virtually identical, while Acme’s nickel values are in general almost 10% higher. Palladium values determined by the two laboratories correspond reasonably well, but there are apparent difficulties in reproducing consistently similar platinum values.
          N.C. Carter, Ph.D., P.Eng., undertook a thorough review of 1950s Inco drilling results in late 1999 and has confidence in those results and in the sampling, preparation and analytical procedures used in the more recent drilling programs.
          All sample results have been transmitted by the laboratory directly to the designated person at the Company who dispersed the results to the writers of the technical reports for initial review of results and the calculation of weighted average grades for the mineralized intervals encountered in the holes drilled to date. These data have been subsequently reported to the Company on a timely basis.
Mineral Resource Estimates
          The information under this heading “Mineral Resource Estimates” is extracted from the 2008 Report. James G. Lavigne estimated the Mineral Resource Estimates which were reported in the 2007 Report and adopted in the 2008 Report. The mineral resource estimates and geostatical analysis were reviewed by James G. Lavigne in the preparation of the 2008 Report, and the 2008 Report concludes that the Mineral Resource Estimate is in compliance with NI 43-101 and the definitions set out by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council in December 2005.
          Drill Hole Database. Mineral resources have been estimated for the Ferguson Lake Property exclusively from diamond drill hole data. No systematic excavations or surface sampling have been completed that contribute to the resource estimation database. A total of 540 diamond drill holes have been completed on the Resource Property, and include those drilled by Inco during the 1950’s and those drilled by the Company from the period 1999 to 2006, for total metres drilled of 157,219.
          Sample and Assay Data. The assay database of mineralized samples used in the resource calculations now numbers a total of 24,371 samples. All of the drill core samples collected by the Company have been analyzed by assay methods for Ni, Cu, Co, Pt, and Pd. In addition, the Company has collected whole rock and trace element geochemical data on selected samples. The Inco samples were initially assayed only for Ni and Cu. Subsequent to the Inco field programs at the Ferguson Lake Property (conducted to 1957), Inco re-assayed selected core samples for Pt, Pd, and Au. However, Inco has reported this precious metal data only as a total summation (i.e. Pt+Pd+Au equals total PGE). The total number of samples assayed account for a total of 26,896 metres of core analyzed.
          Lithology. Logging by both Inco and the Company included the identification and documentation of rock types. This includes the major distinction between the intrusion, the country rocks to the intrusion, and massive sulphides. The country rocks are broken out into several types of amphibolites, gneisses, and granitic rocks. The intrusion is mainly described as gabbro with lesser hornblendite. Hornblendite is usually spatially associated with massive sulphide. Massive sulphide was broken out as a rock type in the lithological description of the core. Mafic to felsic dykes have been logged as cross cutting the country rocks and the intrusion.

          Specific Gravity. During 2002, the specific gravity was determined on 100 core samples. The samples were selected grab samples of core collected to be representative of the major rock types including massive and semi-massive sulphide.
          During 2006, the specific gravity has been determined on a total of 1,342 drill core samples at Acme Analytical Laboratories Ltd. during the course of sample processing for base and precious metal analyses. The specific gravity was determined during 2006 using the water immersion method.
          Data Verification. In June 2007, R. Dennis Bergen, one of the authors of the 2008 Report visited the Ferguson Lake Property. During that visit , three core samples were collected from areas identified by the Company’s geologist as portions of the resource estimate. The samples collected are not representative of the whole deposit nor were there sufficient samples collected to provide a statistical comparison with the Company’s samples. The analyses undertaken did indicate the presence of copper, nickel, cobalt and palladium in quantities similar to those in the resource estimate, and the presence of palladium was noted.
          In addition, during the period September 2006 to November 2006, the author of the 2007 Report visited the Ferguson Lake Property on two occasions for a total of fifteen days on site. During these visits, a number of 2006 as well as historical drill holes were examined and compared with drill log descriptions and assay data. It was concluded that the geological logging and sample descriptions are representative of the lithological units and distribution of sulphide mineralization. The sampling is appropriate for the deposit type, and the assay data is consistent with the sulphide abundance, textures, and mineralogy. Survey procedures used at the Ferguson Lake Property for drill hole location and down hole trajectory are completed to exploration industry standards. It was concluded on the basis of the field visits that the drill hole exploration data collection procedures utilized at the Ferguson Lake Property would support resource estimation to NI 43-101 standards.
          The diamond drill programs have been managed for the Company since 1999 by Nicholson and Associates, a professional geological services company based in Vancouver and managed by Professional Geologists. Nicholson and Associates were responsible for data collection, data base management, drilling and analytical QA/QC, and data verification for the Ferguson Lake Property. The author has relied upon Nicholson and Associates for the provision of the verified database for resource modeling. Aspects of drilling, sample security, assaying, data handling and verification are contained in the appropriate sections of this report. Verification of Inco data has been referenced in the Carter Report.
Estimation Methodology
          Standards and Scope
          The mineral resource estimate for the Ferguson Lake Property has been prepared and reported here in compliance with NI 43-101 for Mineral Resources and Mineral Reserves. James G. Lavigne, Professional Geologist and Qualified Person as defined in NI 43-101, is responsible for the preparation and reporting of the resource estimate. As per NI 43-101, Mineral Reserves estimates can only be based on the results of a preliminary feasibility study or feasibility study of a mineral project. Thus, no reserves have been estimated for the Ferguson Lake Property. As per NI 43-101, Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
          Description of Domains
          Massive sulphide intersections on the Ferguson Lake Property cover a strike length of approximately 15 kilometres. For the purposes of resource estimation, the Resource Property has been divided into three domains; the East Zone, the Main West Zone, and the West Extension Zone. Drill spacing, and therefore the amount of geological and assay information, is variable across the zones, and, accordingly, different approaches to resource estimation have been utilized.

          Main West Zone
          The central domain, (the Main West Zone) has been the target of the most detailed drilling and past geostatistical studies, and is the area from which past indicated (and measured) resources have been reported. Drill hole spacing in the Main West Zone is variable from 25 metres in selected test areas of the zone to a maximum of approximately 100 metres. The Pit Area was the object of a past geostatistical resource study and estimation. The drill density and historical work in the West Main Zone supports resource estimation using a geostatistical block model methodology based on a geological interpretation of the intrusion and mineralization.
          West Extension and the East Zones
          Drilling in the West Extension Zone has intersected mineralization between approximately 600 and 1,200 metres below surface. Drilling has been completed on 200 metre spaced sections, with holes on section spaced irregularly, with an average of approximately 100 metres. All of the drilling in the West Extension Zone has been completed by the Company. Similarly, the East Zone is characterized by comparatively widely spaced drilling but does include clusters of more detailed drilling in specific target areas. The East Zone contains a higher proportion of Inco drill holes. Given the drill hole spacing, a detailed geological model was not created for the West Extension or the East Zones and a polygonal approach to estimation was utilized.
Main West Zone
          Geological Model
          Diamond drill holes in the Main West Zone are commonly characterized by multiple intersections of massive sulphide which can be of a highly variable width. Massive sulphide within the Main West Zone has been interpreted as a series of stacked lenses or sheets with a moderate north dip and approximate east-west strike (Carter Report).Massive sulphide intersections interpreted on section are based on the occurrence of greater than 50% sulphide as estimated on a sample-by-sample basis, and incorporate inclusions of weakly mineralized to barren host of rock. Three dimensional interpretation resulted in 56 individual lenses of massive sulphide across the Main West Zone of variable size and extent.
          Results and Classification
          As per NI 43-101, a mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. The economic and technical parameters used to evaluate the massive sulphide block model are summarized in the table below. No economic, environmental, legal, socio-economic, or governmental factors were known to the author of the 2008 Report that would impact the estimate of mineral resources at the Ferguson Lake Property.
          Using the metal price, exchange rate, royalty payable, and recovery data, a dollar value was calculated for each block or partial block in massive sulphide. Resource cutoff value is established by the estimated operating costs. Blocks with value equal to or greater than CDN$75 for the open pit model and CDN$110 for the underground model have been deemed resources.

Economic and Recovery Factors:

Metal	Price per pound		Recovery
Nickel	US$	7.00	93%
Copper	US$	1.75	93%
Cobalt	US$	15.00	64%
US$/CDN$ Exchange Rate: 1.18
Royalty Payable: 3% NSR

Operating Costs:
Basis Open Pit Mining — Cost per tonne milled:	CDN$75.00
Basis Underground Mining — Cost per tonne milled:	CDN$110.00

*	Economic, mining, and processing values used to establish block value and cutoff value have been established for the Ferguson Lake Project by Scott Wilson Roscoe Postle Associated Ltd and NeoFerric.
          Resource blocks in the West Main Zone have been classified as indicated resources and inferred resources. During block interpolation, the following data were recorded: a) the number of samples used to interpolate each block, b) the number of octants used for the interpolation of each block, and c) the block variance for Ni grade estimation. Classification of resource as indicated was based in part on consideration of the block model of these statistics in individual blocks, neighbouring blocks, and groups of blocks. Classification as indicated was also based on a) regular and tighter drill hole spacing and b) contours of sulphide thickness, and therefore interpretation of thicker and apparently more continuous massive sulphide. Other resources outside of the blocks are classified as inferred resources. No blocks have been classified as measured resources.
West Extension and the East Zones
          Assays and Intersections
          Massive sulphide intersections in diamond drill holes in the West Extension and the East Zones were evaluated for economic potential using the data and parameters contained in the previous table set out above. The cutoff value of CDN$75 was used for evaluation of intersections in the East Zone and the cutoff value of CDN$110 was used for evaluation of intersections in the West Extension Zone. Intersections above cutoff value were incorporated into the resource estimate. In both the West Extension and the East Zones, a horizontal and vertical width of 2.5 metres was used as a minimum width. As the West Extension Zone includes only holes drilled by the Company, all of the Ni, Cu, and Co assay data were used to calculate intersection values. However, the intersection values used for the Inco holes in the East Zone, which do not have associated Co assay data, included an average Co grade of 0.08% Co, based on the average block grade from the Main West Zone.
Summary
          The resources for the Ferguson Lake Property, including the East, Main West, and West Extension zones are summarized in the Mineral Resources table below. The mineral resources were estimated by James G Lavigne and reported in the 2007 Report.

WEST ZONE INDICATED RESOURCES

MAIN WEST ZONE	Tonnes (Mt)	Ni (%)	Cu (%)	Co (%)	Pt (gpt)*	Pd (gpt)*
Pit Area:	8.3	0.71	0.93	0.08	0.24	1.57
Underground:	7.0	0.70	1.17	0.08	0.32	1.74
Total Indicated Resources	15.3	0.71	1.04	0.08	0.28	1.64
PROPERTY-WIDE INFERRED RESOURCES

ALL ZONES	Tonnes (Mt)	Ni (%)	Cu (%)	Co %	Pt (gpt)*	Pd (gpt)*
Main West Zone Pit Area	3.4	0.59	0.71	0.07	0.15	1.20
Main West Zone Underground	1.3	0.64	1.19	0.07	0.36	1.73
Extension West Zone	14.7	0.71	1.23	0.08	0.31	1.88
East Zone	9.5	0.65	0.75	**	**	**
Total Inferred Resources	28.9	0.67	1.01	0.08	.28	1.75

Notes:	Mt = millions of tonnes

*	gpt = grams per metric tonne

**	Platinum, palladium, and cobalt grades were not estimated for the East Zone as the East Zone contains a higher proportion of historical INCO holes for which cobalt or individual platinum or palladium grades have not been determined.
Current Exploration and Development
          The following information under this heading is provided by the Company and is not extracted from the 2008 Report.
          Significant additional drilling is planned for 2008 to allow a resource estimate for the unique PGE mineralization at Ferguson Lake. In addition, the Company will evaluate its large land holding to determine its value for further expenditures or joint venture opportunities.
          Phase 1 of the 2008 exploration program anticipates diamond drilling approximately 15,000 metres between April and September. Of the total, approximately 10,000 metres will be drilled into the low sulphide, high grade PGE Zone to further define the mineralization in the high PGE Zone. The remaining 5,000 metres is designated for the deeper West Zone, just west of the current potential open pit resource, to upgrade more resources to indicated status. In addition, the deeper West Zone drilling will also probe for the presence of low sulphide, high grade PGE mineralization, and a feeder zone.
          Phase 2 of the 2008 program provides for 5,000 metres of diamond drilling late in the year. This work is designed to follow up exploration in the West South Zone and to conduct any additional drilling needed to follow up on Phase 1 drilling. Follow up on Phase 1 drilling will take precedence over the West South Zone.
          In an effort to further evaluate its extremely large land holding, Starfield will embark on a grassroots surface exploration program this summer to examine the kimberlite and gold potential of the Company’s 207 active claims surrounding the Ferguson Lake project. The potential for kimberlites is indicated by the diamond exploration companies that have staked ground surrounding the Ferguson Lake camp. Starfield also believes there are prospects for gold mineralization in the Archean greenstone belt to the south.
          Initially this program will entail the processing of approximately 1,100 20-litre pails containing unsieved till samples taken during the 2005/2006 regional sampling program. Once the samples have been screened to create a 30 kg sample, they will be sent out for mineral extraction, KIM (kimberlite indicator minerals) counts and ICP (inductively coupled plasma) assays, which determine concentrations of up to 70 elements simultaneously.

          The second phase of the surface exploration program will consist of follow-up sampling around 10 geophysical targets picked from a 2005 VTEM survey done over the area and any follow up needed on the soil samples. This program will be helicopter supported and will consist of samples taken at 50 metre spacing around the targets. If the results of this sampling prove positive, a small-scale drill program to test the targets will be considered for the 2009/2010 season.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.
          None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Item 5.A.	Operating results.
Overview
          The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements. The value of the U.S. Dollar in relationship to the Canadian Dollar was $0.98 at February 29, 2008 and $1.02 at June 30, 2008.
          Starfield is a Canadian-based natural resource exploration company. The Company has, for the past five years, financed activities through the distribution of equity capital. The timing of such distributions was dependent on the requirements of the Company and the economic climate. The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.
          The most recent significant financings are described in ITEM 5B, “Liquidity and capital resources”.
Results of Operations
          During the twelve months ended February 29, 2008, the Company spent $13.2 million (2007 - $17.4 million) on exploration at its 100% owned Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper project.
          Deferred Mineral costs incurred in the twelve months ended February 29, 2008 were as follows:

	2008	2007
	$’000	$’000
Acquisition and maintenance costs	190	22
Exploration costs
Personnel	2,568	2,679
Aircraft support including helicopter moves	3,030	5,048
Diamond drilling	829	3,174
Camp support costs including fuel	4,329	4,221
Analytical and geophysical services	2,137	1,834
Mobilization and demobilization	—	228

	13,083	17,206

          Deferred exploration expenditures incurred over the twelve months ended February 29, 2008 were $4 million lower than during the corresponding period in 2007. Aircraft support for the period decreased as a result of less regional exploration and decreased drill moves. The company completed 5,912 meters of diamond drilling (2007 -25,023 meters) with a resulting decrease in drilling expenditures. Camp support costs for the period increased primarily as a result of continued construction of the new camp. Analytical costs for the period were higher as a result of bench testing and associated labwork related to the hydromet process. Mobilization and demobilization decreased due to less drilling and no movement of the drills across the property.

          General and Corporate expenditures incurred in the twelve months ended February 29, 2008, and February 28, 2007, were as follows:

	2008	2007
General and Corporate	$’000	$’000
Compensation	1,633	927
Consulting fees	95	235
Directors fees	282	108
Investor relations	383	298
Settlement of investor relations contracts	985	—
Legal and audit	778	449
Rent and office services	421	261
Transfer and regulatory fees	265	149
Travel and conferences	290	686

	5,132	3,113

          The twelve months General and Administrative expenses increased over the previous year mainly because of the following:
•	compensation increased as a result of hiring a new CEO, CFO and VP-Operations, as well as costs related to the severance payments to the previous CEO and CFO;

•	consulting fees decreased due to the Company utilizing fewer outside consultants than in the prior year;

•	directors fees increased, reflecting the addition of a director, a general fee increase, and the payment of the balance of the fiscal 2007 fees; no director fees were paid in the first quarter of fiscal 2007;

•	settlement of investor relations contracts is the result of shares and warrants issued in order to settle the cancellation of contracts with two companies;

•	legal expenses increased because of preparing collaborative agreements with metallurgical specialists, termination agreements with various suppliers, the successful efforts to obtain a TSX listing, and negotiation of the commercial lease for the Ferguson Lake property. Audit expense increased due to increased filing requirements, and includes the 2007 income tax return plus the hiring of an interim controller and additional accounting support staff;

•	rent and office increased due to the new Toronto office lease and a short period in the year when the Company was maintaining offices in Vancouver and Toronto;

•	transfer and regulatory fees increased mainly as a result of the completion of a private placement in March 2007 along with incremental listing fees related to being listed on the TSX compared to the TSX Venture; and

•	travel and conference expenses decreased because of significantly reduced domestic and overseas travel and conference attendance.
          During the twelve months ended February 29, 2008, the Company granted 16,125,000 stock options (2007 — 9,540,000) to directors, employees and consultants. The Company recognized $ 8,319 (2007 - $1,645) in stock-based compensation expense, with a corresponding credit to contributed surplus. The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model with the following assumptions: a five year expected term, 62% volatility, risk-free interest rate of 4.22% and an expected dividend yield of 0%. Options vest equally as to one quarter immediately, and after six, twelve, and eighteen months from the date of grant.

Fiscal 2007 vs. Fiscal 2006
          Deferred Mineral costs incurred in the twelve months ended February 28, 2007 were as follows:

	2007	2006
	$’000	$’000
Acquisition Costs	22	216
Exploration Costs
Personnel	2,679	2,703
Aircraft support including helicopter moves	5,048	2,726
Diamond Drilling	3,174	2,123
Camp support costs including fuel	4,221	2,479
Analytical and geophysical services	1,834	2,384
Mobilization and demobilization	228	24

	17,206	12,655

          Deferred exploration expenditures incurred over the twelve months ended February 28, 2007 were $4.5 million higher than during the corresponding period in 2006. Aircraft support for the period increased as a result of helicopter-supported increase in regional exploration, increased number of drill moves, and support for the camp relocation and construction. The company completed 25,023 meters of diamond drilling (2006 -16,861 meters) with a resulting increase in drilling expenditures. Camp support costs for the period increased primarily as a result of relocating and establishing a new camp (approximately $1.7 million). Mobilization and demobilization increased due to incremental activity and drilling throughout the year.
          General and Corporate expenditures incurred in the twelve months ended February 28, 2007, and February 28, 2006, were as follows:

	2007	2006
General and Corporate	$’000	$’000
Accounting and legal	449	180
Advertising and promotion	181	100
Amortization	5	4
Computer fees	13	27
Consulting	235	403
Directors fees	108	—
Interest and bank charges	6	91
Interest on obligations under capital lease	18	—
Investor relations	237	50
Management fees	837	96
Office and rent	271	408
Office equipment rent	28	27
Stock based compensation	1,645	—
Telephone	22	17
Transfer and regulatory fees	148	113
Travel and conferences	566	916

	4,769	2,436

          The twelve months General and Administrative expenses increased over the previous year mainly because of the following:
•	accounting and legal expenses increased because of hiring an interim controller and additional support staff; the recognition of the annual audit fee; amounts paid to legal counsel for preparing collaborative agreements with metallurgical specialists; and the efforts to obtain a TSX listing.

•	advertising and promotion expenditures increased due to the use of additional advertising companies;

•	consulting fees increased as a result of engaging corporate finance specialists as well as accrued costs of termination of consultants in March 2007;

•	the directors fees increase reflects the addition of a new director and a general fee increase;

•	investor relations expenditures increased due to the engagement of new consultants; as well as accrued costs of termination of consultants in March 2007

•	management fees increased as a result of hiring a new CFO, increased compensation paid to the President, Vice President of Finance, and the in-house geological specialist, as well as accrued costs of termination of consultants in March 2007;

•	rent and office services decreased because of sublet income, a lease cancellation refund and reduced office consultant expenses;

•	travel and conference expenses decreased because of reduced conference attendance;

•	transfer and regulatory fees increased mainly as a consequence of the completion of a private placement in the amount of $16.5 million in May 2006

          During the twelve months ended February 28, 2007, the Company granted 9,540,000 stock options (2006 — nil) to directors, employees and consultants. The Company recognized $1,644,628 (2006 - $nil) in stock-based compensation expense, with a corresponding credit to contributed surplus. The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model with the following assumptions: a five year expected term, 61% volatility, risk-free interest rate of 4.12% and an expected dividend yield of 0%. Options vest as to one quarter immediately, and after six, twelve, and eighteen months from the date of grant.
Fiscal 2006 vs. Fiscal 2005
          The net loss for the twelve month period ended February 28, 2006 was ($2,695,494) compared to a loss of ($1,921,900) in Fiscal 2005. Operating Expenses totaled ($2,436,280) before Future Income Tax Recovery of $63,509. The Expense amount was slightly higher than originally budgeted Operating and Administrative Expenses of ($2,316,000). Large increases is expenses from Fiscal 2005 occurred in Consulting Fees, which rose to ($403,415) from ($288,384), Management Fees of ($96,000) compared to ($52,000), Office which rose to ($85,340) from ($45,256), Transfer and Regulatory Fees of ($113,067) compared to ($94,311), and Travel and Conferences of ($916,329) which increased from ($599,144). Most of the increases are due to higher levels of corporate activity, including additional private placements of stock in fiscal 2006 and additional mineral property exploration spending which resulted in higher consulting fees, office expenses and travel expenses. Large decreases in expenses occurred in Advertising and Promotion, which fell to ($100,215) from ($121,973); Accounting and Legal, which declined to ($180,410) from ($220,730); and Investor Relations, which fell to ($50,698) compared to ($128,403). Since the Company issued no stock options in Fiscal 2006, Stock Based Compensation was zero compared to ($188,705) in Fiscal 2005. Other Items for Fiscal 2006 were the Write-down of Mineral Claims of ($19,999) and Write-off of Deferred Mineral Exploration of ($311,520) as management determined that due to its focus on the 100% owned Ferguson Lake claims, it would write-down the value of certain 50% owned claims under the Hunter Agreement to nominal value. Interest Income also fell in Fiscal 2006 to $8,796 from $19,251 due to lower average cash balances held during the year.
          Property Acquisition and Exploration expenditures totaled $12,438,623 for 2006. The expenditures were broken down as follows:
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
          The Company’s primary source of funds since incorporation has been through private placements of common stock and the exercise of stock options and common share purchase warrants. The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future. The activities of the Company, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities. As of the date of this report, the Company had approximately $19.5million in cash which is invested in treasury accounts with the Royal Bank of Canada in Toronto. The management believes it has sufficient resources to complete its 2008 drilling program and will likely require additional capital in the first or second quarter of fiscal 2010.
Fiscal 2008 Ended February 29, 2008
          On March 27, 2007, the Company issued 27,142,855 flow-through shares of common stock at a price of $0.28 per share for gross proceeds of $7,600,000 and 31,249,999 units at a price of $0.24 per unit for gross proceeds of $7,500,000. Each unit consists of one share of common stock and one-half of one transferable common stock purchase warrant. Each whole warrant entitles the holder to acquire one share of common stock at an exercise price of $0.30 per share for a period of 2 years. After four months from the date of issue, in the event that the common stock trades at a closing price of greater than $0.375 per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given by the Company. On August 28, 2007, the Company exercised its acceleration right in accordance with the terms outlined above.
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
          The Company is using the proceeds from the Offering for general exploration expenditures and general working capital purposes.
          On September 5, 2007, the Company issued 150,000 shares of common stock and 800,000 warrants to settle and terminate previously signed investor relations services contracts. Each warrant entitles the holder to acquire one share of common stock at an exercise price of $1.67 per share for a period of 5 years. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: 4.27% risk-free interest rate, 5 year expected life, 60% annualized volatility, and 0% dividend rate.
          Since Starfield is a junior resource exploration company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term. To maintain the Company’s capacity to meet planned growth or to fund further development activities, the Company must utilize its current cash reserves, and income from investments.

          As at February 29, 2008, Starfield had $10.9 million in cash (2007: $0.5 million) and a working capital of $10.8 million, (2007: a deficiency of $1.9 million). The increase in cash and working capital is a reflection of the private placement in May 2007 along with proceeds received on the exercise of options and warrants throughout the year.
          There are 800,000 warrants outstanding (2007: 22,202,152) at a weighted average exercise price of $1.67, which, if fully exercised, would raise $1.3 million (2007: $15.3 million).
          There are also 19,957,500 stock purchase options outstanding (2007: 19,115,000) with a weighted average exercise price of $0.96, that would contribute approximately $19.2 million (2007: $7.8 million) if exercised in full.
          The Company’s long-term debt consists of capital lease obligations, and its credit and interest rate risks are limited to interest bearing assets of cash. Accounts payable and accrued liabilities are short-term and non-interest bearing.
          As of the date of this report, the Company had approximately $19.5million in cash which is invested in treasury accounts with the Royal Bank of Canada in Toronto.
Fiscal 2007 Ended February 28, 2007
          On December 29, 2006, the Company issued 5,884,865 flow-through shares of common stock at $0.30/share for gross proceeds of $1.8 million.
          Starfield used the proceeds from the Offering for general exploration expenditures and general working capital purposes.
          Since Starfield is a junior resource exploration company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term. To maintain the Company’s capacity to meet planned growth or to fund further development activities, the Company must utilize its’ current cash reserves, income from investments, and cash from the sale of securities.
          As at February 28, 2007, Starfield had $0.5 million in cash (2006: $2.1 million) and a working capital deficiency of $1.9 million, (2006: a surplus of $0.8million). The decrease in cash and working capital is a reflection of the extensive exploration activities undertaken in excess of funding.
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
Fiscal 2006 Ended February 28, 2006
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
          Investing Activities during 2006 used cash of $12,199,365, with $12,060,656 spent on Mineral Properties and $138,709 used on Acquisition of Exploration Equipment. Financing Activities provided cash of $15,120,475. Issuance of Shares and Units provided cash of $15,661,958, while Share Issue Costs used cash of $541,483.
          During the year, the Company issued 39,765,495 shares of common stock. 21,705,870 shares were issued in private placements, 17,434,625 were issued pursuant to the exercise of common stock warrants, and 625,000 were issued pursuant to the exercise of common stock options. The Company’s cash position as at February 28, 2006 was $2,134,103.
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
          Management, periodically through the exploration process, reviews results both internally and externally through mining-related professionals. Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.
          The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Note 15 to the financial statements.
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
          The Company currently leases office space in Toronto, and exploration equipment at the Ferguson Lake Property.

Table No. 5
Contractual Obligations as of February 29, 2008
Payments Due by Period

		Less than 1			More than
Contractual Obligations as of February 29, 2008	Total	year	1-3 years	3-5 years	5 years
Capital (Finance) Lease Obligations (1)	185	116	69
Operating Lease Obligations (2)	789	59	543	187
Kivalliq Inuit Association commercial lease	480	96	288	96
Total	1,454	271	900	283

(1)	The leases are for exploration equipment.

(2)	Operating lease obligations represent leases on the Company’s current offices and the Ferguson Lake Camp Lodge.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Item 6.A. Directors and senior management.
          Table No. 6 lists the names of each director and executive officer of the Company as of February 29, 2008, and includes those elected at the Annual and General Shareholders Meeting held on July 12, 2007. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected or appointed. Officers of the Company are appointed by the board of directors.
          All Directors are residents and citizens of Canada with the exception of Mr. Stuart Bottomley who is a citizen and resident of the United Kingdom.
Table No. 6
Directors and Senior Management

Name	Position	Age	Date of First Election or Appointment
André J. Douchane	President and Chief Executive Officer	57	February, 2007
Greg Van Staveren	Chief Financial Officer	48	September, 2007
Fred Mason	Vice President, Operations	59	September, 2007
Robert Maddigan (4)	Director	44	November, 2003
Henry M. Giegerich (2)(3)(4)	Director	77	January, 2000
Ross Glanville (1)(4)	Director	61	August, 2004
Norman Betts (1)(2)(3)	Director	53	March, 2006
H. Stuart Bottomley (1)	Director	63	January, 2007
Shirley Mears (1)(2)(3)	Director	53	July, 2007
Ulrich E. Rath (4)	Director	61	July, 2007

(1)	Member of Audit Committee.

(2)	Member of the Corporate Governance and Nominating Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Technical Committee.

          André Douchane joined the Company in February 2007. He is a graduate of the New Mexico Institute of Mining and Technology. From 1991 to 1995, he was Vice President of Operations for Battle Mountain Gold, President, Battle Mountain North America, where he was responsible for six mining operations world wide, two in the United States, two in South America, and two in Australia and for all development projects. From 1996 to 2001, Mr. Douchane was Vice President of Operations for Franco-Nevada Mining Corp, where he was responsible for putting together the team that permitted, designed, engineered, developed, constructed, and managed the operations of Franco-Nevada’s high-grade underground gold mine and mill in Midas, Nevada. From 2001 to 2002, he was President and Chief Operating Officer of Chief Consolidated Mining Co, where he was responsible for operations at Utah holdings, underground gold mine and mill. From 2002 to 2003, he was President of Management Inc., a full service management consulting company. From 2003 to 2005, Mr. Douchane was President and Chief Executive Officer of North American Palladium Ltd. Since 2006, he has served as Chairman of the Board of North American Palladium Ltd.
          Greg Van Staveren joined the Company in September 2007. Mr. Van Staveren is currently the President of Strategic Financial Services, a private consulting company providing business advisory services. Mr. Van Staveren is a Chartered Accountant and a Certified Public Accountant and holds a Bachelor of Math (Honours) degree from the University of Waterloo. From February 1998 until September 2001, Mr. Van Staveren was the Chief Financial Officer of MartinRea International Inc. (MRE-TSX), and prior to that he was a partner in the mining group of KPMG, where he provided accounting, and advisory services to his clients. He had been with KPMG since 1980. Mr. Van Staveren currently acts as an independent director on the board of four public companies.
          Fred Mason joined the Company in October 2007. Mr. Mason is a geological engineer and holds a Bachelor of Science and Engineering degree from the University of Saskatchewan (Saskatoon). Mr. Mason was construction manager at New Gold Inc. from August 2006 to August 2007, and prior to that, he was Vice President and General Manager for the Refugio Project in Chile for Kinross Gold Corp. from August 2003 to July 2006.
          Henry Giegerich joined the Company in January 2000. He is a graduate of the University of British Columbia and is a Professional Engineer and a member of the Association of Professional Engineers of British Columbia since 1956. From 1982 to 1987, he was President & General Manager of Cominco Alaska Inc. and in this position was responsible for the development of the Red Dog Mine in northwest Alaska. From 1971 to 1981 he was with Cominco Ltd., including Project Engineer on the Black Angel Mine Project in Greenland, Project Manager for the Polaris Mine Project on Little Cornwallis Island, NWT, and finally Cominco Vice President, Northern Group, responsible for operations of the Con Mine (Yellowknife, NWT), Pine Point Mine (Pine Point, NWT) and the Polaris Mine. Since 1988 Mr. Giegerich has acted as a mineral industry consultant to various clients throughout the world and currently serves as a director of Phoscan Chemical Corp., Zincore Metals Corp. and Mantle Resources Inc., all of which are mineral exploration companies traded on the TSX Venture Exchange.
          Robert Maddigan joined the Company in November 2003. He is a graduate of the University of Alberta. He is a Professional Engineer and has owned his own consulting firm as well as experience as a project manager for Ferguson Simek Clark, specializing in arctic engineering and construction projects. He currently serves as a director of Sutcliffe Resources, a mineral exploration company traded on the TSX Venture Exchange;
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
          Stuart Bottomley worked initially as a stockbroker in the City of London and became a portfolio manager in 1972. He worked with the Target Group of Unit Trusts for 12 years, the last four under the ownership of Jacob Rothschild. In 1984, he joined Fidelity International in London, working for the ERISA group, focused on UK and European markets. Since leaving Fidelity, Mr. Bottomley has consulted for numerous private and public companies. He is currently a Non-executive Director of Centamin Egypt Plc., African Consolidated Resources Plc., and Verona Pharma Plc.
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
          As of the date hereof, the directors and executive officers of the Company, as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate 2,836,500 shares or less than 0.8% of the Company’s issued and outstanding common shares at July 31, 2008.
Item 6.B. Compensation.
          During the fiscal year ended February 29, 2008, compensation paid to the directors was as follows:

Henry Giegerich	$49,250	Board member, Chair of Technical, Environmental, Health and Safety Committee and member of Governance, Nominating and Compensation Committee
Robert Maddigan	32,000	Board member, and member of Technical, Environmental, Health and Safety Committee
Ross Glanville	48,000	Board member and member of Audit and Technical, Environmental, Health and Safety Committees
Norman Betts	69,000	Board member, Chairman of the Board, Chair of Governance, Nominating and Compensation Committee and member of Audit Committee
Stuart Bottomley	35,000	Board member and member of Audit Committee
Shirley Mears	33,000	Board member, Chair of Audit Committee and member of Governance, Nominating and Compensation Committee
Ulrich Rath	24,000	Board member and member of Technical, Environmental, Health and Safety Committee

TOTAL:	$290,250

          For the year ending February 29, 2008, it is intended that directors receive a basic board retainer of $24,000 plus $1,000 per meeting for meetings attended in person or $500 per meeting for meetings attended by phone. A fee of $8,000 will be paid to the chair of the audit committee, and $3,000 to the chair of any other committee. A travel fee for board meetings of $1,000 per day will also be paid with a one day travel allowance for each set of board meetings. The Chairman of the Board will receive an annual retainer of $60,000 plus travel fees.
          The Company also may grant stock options to Executive Officers, consultants and employees as indicated below under ITEM 12 “OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES”.
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
          The Company entered into an services agreement with Greg Van Staveren and 2013026 Ontario Inc. (operating as Strategic Financial Services), a corporation wholly owned by Mr. Van Staveren, for the provision of the services of a Chief Financial Officer to the Company. The agreement is effective September 14, 2007 until terminated, which provides for a monthly fee of $16,666.66 (plus GST), plus bonus payments, the size of which will vary based on performance. Mr. Van Staveren was also granted 1,750,000 stock options. The Agreement may be terminated by Mr. Van Staveren giving 90 days’ written notice to the Company. The Company may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. Without cause, the Company shall provide 90 days’ written notice to terminate the Agreement. If the Company terminates the Agreement without cause within 12 months of a change of control or Mr. Van Staveren terminates the Agreement, the Company shall provide a lump sum payment to Mr. Van Staveren in the amount of 24 months’ fees (as defined in the Agreement), and all unvested options granted to him shall be automatically accelerated, vested and exercisable.
          The Company entered into an employment agreement with Fred Mason for the provision of the services of a Vice-President — Operations to the Company. The agreement is effective October 1, 2007 until terminated, which provides for a base salary of $200,000 per year, plus bonus payments (amounting to a maximum of 70% of base salary), the size of which will vary based on performance. Mr. Mason was also granted 1,250,000 stock options. The Agreement may be terminated by Mr. Mason giving 4 weeks’ written notice to the Company. The Company may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. The Company may terminate the Agreement without cause by providing a lump sum payment to Mr. Mason in the amount of up to 12 months’ fees (as defined in the Agreement).
          Except for the stock option program discussed in ITEM 6, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Executive Officers or Directors.
          Fees and executive stock options compensation are anticipated to be increased to more closely reflect industry standards if the Company is successful at establishing economic mineral reserves on one or more of its properties which results in operating revenues or a significant level of financing.

Item 6.C. Board practices.
          The Company currently has three Board of Director Committees: the Audit Committee, the Governance, Nominating and Compensation Committee, and the Technical, Environmental, Health and Safety Committee.
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
          The members of the Governance, Nominating and Compensation Committee are Norman Betts (Chair), Henry Giegerich and Shirley Mears, all of whom are independent directors of the Company. None of the Company’s executive officers have served on the Governance, Nominating and Compensation Committee, or any predecessor thereof, (or in the absence of such committee the entire board of directors) of another issuer whose executive officer is a member of the Governance, Nominating and Compensation Committee or Board of Directors. The role of the Governance, Nominating and Compensation Committee is to:
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

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(vii)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(viii)	review the adequacy and form of compensation of directors and senior management;

(ix)	establish a plan of succession;

(x)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(xi)	make recommendations to the Board.
Item 6.D. Employees.
          As of February 29, 2008, the Company had 6 employees and 6 consultants under contract in management positions. The employees are not unionized. The relationship of the Company with its staff is considered to be excellent.
Item 6.E. Share ownership.
          The Company is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Company is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

          As of July 31, 2008 , the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 2,836,500 shares, or approximately 0.8% of the Company’s issued and outstanding common shares. Table No. 7 lists, as of July 31, 2008, Directors and Executive Officers who beneficially own the Company’s voting securities and the amount of the Company’s voting securities owned by the Directors and Executive Officers as a group.
Table No. 7

Name and Position	Voting Securities Beneficially Owned or Controlled as at July 31, 2008
Norman Betts	172,500 shares
Director	1,262,500 options
H. Stuart Bottomley	1,650,000 shares
Director	1,540,000 options
Henry Giegerich	287,500 shares
Director	1,090,000 options
Ross Glanville	75,000 shares
Director	1,165,000 options
Shirley Mears	32,000 shares
Director	1,540,000 options
Ulrich E. Rath	1,540,000 options
Director
André J. Douchane	500,000 shares
President and CEO	1,700,000 options
Greg Van Staveren	100,000 shares
CFO	1,925,000 options
Fred Mason	19,500 shares
Vice President, Operations	1,375,000 options
Stock Options
          Stock Options to purchase securities from the Company are granted to Directors, Consultants and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Toronto Stock Exchange. The exercise prices for stock options were determined in accordance with Toronto Stock Exchange guidelines and reflect the average closing price of the Company’s common stock for the ten trading days on the Exchange immediately preceding the day on which the Directors granted and publicly announced the stock options.
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
          The number of common shares reserved for issuance under the Plan may not exceed 10% of the issued and outstanding Common Shares. The Board of Directors may from time to time grant options to acquire all or part of the Common Shares under the Plan to directors, officers, advisors, employees, and other persons or companies engaged to provide ongoing services to the Company. The options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each option entitles the holder to purchase one Common share. The exercise price for options granted under the Plan will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value. The market value is defined as the last daily closing price per share on the Exchange on the trading day immediately preceding the relevant date. The term of the options is determined by the Board of Directors, which term may not exceed 10 years from the date of the grant. The Board also has the authority to determine the vesting conditions of the options, and certain other terms and conditions. Options may be exercised as soon as they are vested.

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
          An optionee whose employment with the Company is terminated as a result of retirement, disability or redundancy will have 60 days from the date of termination to exercise any options that have vested as of the termination date. An optionee whose employment with the Company is terminated, other than for cause, at any time in the six months following a change of control of the Company, shall have 90 days from the date of termination to exercise any option granted, and all options granted will immediately vest on the date of the termination. In the event of the death of an optionee, either prior to termination or after retirement or disability, the optionee’s legal representative will have one year from the date of the optionee’s death to exercise any options that had vested on the date of the optionee’s death. In the event of any other termination, the optionee shall have 30 days from the date of termination to exercise any options that had vested on the termination date. In the event that an optionee is terminated for cause, any options not exercised prior to the termination shall lapse.
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
Stock Options Outstanding
          The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 7 as of July 31, 2008, as well as the number of options granted to Directors and all employees as a group.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
Item 7.A. Major shareholders.
Holdings By Major Shareholders.
          As of July 31, 2008, Mr. Seymour Schulich, either directly or indirectly, held 50,000,000 shares of Common Stock of the Company.
          No shareholders of the Company have different voting rights from any other shareholder.
Share Ownership by Country.
          The Company researched the indirect holdings by depositories and other financial institutions and believes it has approximately 1,200 U.S. shareholders and 5,500 Canadian shareholders of its common stock.
          A market for the Company’s common stock has developed in the United States on the OTC Bulletin Board under the symbol “SRFDF.”
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
Change of Control of Company Arrangements.
          No disclosure required.
Item 7.B. Related party transactions.
          Except as disclosed below or elsewhere in this annual report the Company is not aware of any transaction of any of the following persons or companies within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates: (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, including directors and senior management and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) above over which such a person is able to exercise significant influence.

          During the year ended February 29, 2008, other than the item discussed below, the Company had no transactions with related parties.
          One of the directors of the Company is a major shareholder of Ferguson Simek Clark International, a professional engineering consulting practice specializing in cold climate and remote location projects. During the year ended February 29, 2008, the Company incurred costs of $891,000 with that entity (2007 - $265,000).
          The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Item 7.C. Interests of experts and counsel.
          No disclosure necessary.
ITEM 8. FINANCIAL INFORMATION
Item 8.A. Consolidated statements and other financial information.
          See the Company’s consolidated financial statements beginning on page F-1.
          The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.
Item 8.B. Significant changes.
          On May 6, 2008, the Company issued 15,000,000 flow-through shares of common stock at a price of $1.00 per share for gross proceeds of $15 million and 5,555,556 common shares at a price of $0.90 per share for gross proceeds of $5 million, for aggregate gross proceeds of $20 million. The Company paid issuance costs of $1,017,000. The proceeds from the Offering are being used for general exploration expenditures and general working capital purposes.
ITEM 9. THE OFFER AND LISTING.
Item 9.A. Offer and listing details.
          Until April 24, 2007, the Company’s common shares were traded on the TSX Venture Exchange (formerly the Canadian Venture Exchange), under the trading symbol “SRU” and CUSIP # 85528N103. On April 24, 2007, the Company’s common shares began trading on the Toronto Stock Exchange under the symbol “SRU.” The Company’s common shares are traded on OTC Bulletin Board in the United States, having the trading symbol “SRFDF”. On January 21, 2004, the common shares of Starfield were admitted to trade on the Frankfurt Stock Exchange in Germany; however, no active market for the Company’s shares has developed in Frankfurt.
          Table No. 10 lists the high and low sales prices on the TSX Venture Exchange (formerly the Canadian Venture Exchange) or the Toronto Stock Exchange for the five most recent financial years, the three most recent financial years by quarter end and the most recent six months for the Company’s common shares.

Table No. 10
TSX Venture Exchange/TSX Exchange
Common Shares Trading Activity (in Canadian Dollars)

	High	Low
Fiscal Year Ended 2/29/08	$1.93	$0.23
Fiscal Year Ended 2/28/07	$0.64	$0.21
Fiscal Year Ended 2/28/06	$0.90	$0.335
Fiscal Year Ended 2/28/05	$0.61	$0.32
Fiscal Year Ended 2/29/04	$0.49	$0.19

Quarter Ended 2/29/08	$1.40	$0.73
Quarter Ended 11/30/07	$1.77	$1.15
Quarter Ended 8/31/07	$1.93	$1.00
Quarter Ended 5/31/07	$1.59	$0.23

Quarter Ended 2/28/07	$0.35	$0.335
Quarter Ended 11/30/06	$0.365	$0.21
Quarter Ended 8/31/06	$0.66	$0.50
Quarter Ended 5/31/06	$0.90	$0.445

Quarter Ended 2/28/06	$0.62	$0.365
Quarter Ended 11/30/05	$0.465	$0.335
Quarter Ended 8/31/05	$0.66	$0.37
Quarter Ended 5/31/05	$0.90	$0.485

July 2008	$1.19	$0.74
June 2008	$1.38	$1.01
May 2008	$1.15	$0.85
April 2008	$0.99	$0.82
March 2008	$0.97	$0.70
February 2008	$0.99	$0.75
Table 10a.
NASD Electronic Bulletin Board
Stock Trading Activity (US Dollars)

	High	Low
Fiscal Year Ended 2/29/08	$1.82	$0.19
Fiscal Year Ended 2/28/07	$0.58	$0.17
Fiscal Year Ended 2/28/06	$0.74	$0.28
Fiscal Year Ended 2/28/05	$0.50	$0.24
Fiscal Year Ended 2/29/04	$0.37	$0.14

Quarter Ended 2/29/08	$1.37	$0.71
Quarter Ended 11/30/07	$1.79	$1.11
Quarter Ended 8/31/07	$1.82	$0.95
Quarter Ended 5/31/07	$1.41	$0.19

Quarter Ended 2/28/07	$0.30	$0.19
Quarter Ended 11/30/06	$0.33	$0.17
Quarter Ended 8/31/06	$0.45	$0.27
Quarter Ended 5/31/06	$0.58	$0.40

Quarter Ended 2/28/06	$0.55	$0.32
Quarter Ended 11/30/05	$0.39	$0.28
Quarter Ended 8/31/05	$0.55	$0.31
Quarter Ended 5/31/05	$0.74	$0.40

Quarter Ended 2/28/05	$0.50	$0.25
Quarter Ended 11/30/04	$0.40	$0.25
Quarter Ended 8/31/04	$0.35	$0.24
Quarter Ended 5/31/04	$0.39	$0.29

July 2008	$1.20	$0.71
June 2008	$1.33	$0.99
May 2008	$1.17	$0.85
April 2008	$0.98	$0.79
March 2008	$0.98	$0.69
February 2008	$0.98	$0.74

Common Share Description
Registrar/Common Shares Outstanding/Shareholders
          The Company’s common stock is issued in registered form and the following information is taken from the records of ComputerShare Investor Services Inc. (located in 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, Canada), the registrar and transfer agent for the common shares.
          All of the authorized common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.
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
Stock Options
          Refer to ITEM 6.E. and Table No. 7 for additional information.
Share Purchase Warrants

Number
of warrants	Exercise
(000’s)	Price	Expiry Date

800	$1.67	September 5, 2012

          The Company’s common shares are issued in registered form and the following information is from the Company’s registrar and transfer agent, Computershare Investor Services Inc. of Canada (Formerly Montreal Trust Company), located in Toronto, Ontario, Canada.
Item 9.B. Plan of distribution.
          No disclosure required.
Item 9.C. Markets.
          The common shares of the Company are currently listed for trading on the TSX under the trading symbol “SRU”. Prior to April 24, 2007, the Company’s common shares traded on the TSX Venture Exchange under the trading symbol “SRU.” . The Company’s common shares are traded on OTC Bulletin Board in the United States, having the trading symbol “SRFDF”.
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
          (d) The Company’s memorandum/articles/by-laws does not require retirement or non-retirement of directors under an age limit requirement.
          (e) A director need not be a shareholder of the Company.

General Description of Capital Structure
Shares
          The Company is authorized to issue an unlimited number of common shares, of which 301,151,593 were issued and outstanding at the February 29, 2008 year-end and 322,107,149 were issued and outstanding as of May 31, 2008. Holders of common shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive dividends, if any, on a pro rata basis, such dividends, as and when declared by the Company’s board of directors in its discretion. Upon the liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attending to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive subscription, redemption or conversion rights.
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
          Subject to the preferences and rights accorded to the holders of the First Preferred Shares, the Second Preferred Shares and any class of shares ranking senior to the common shares: (a) the holders of the common shares are entitled to receive and participate ratably in any dividends declared by the board of directors of the Company from time to time; and (b) in the event of the liquidation, dissolution or winding up of the Company, or other distribution of the assets of the Company among its shareholders for the purposes of winding up its affairs, the holders of the common shares shall participate ratably in the distribution of the assets of the Company.
Special Rights and Restrictions Attached to First and Second Preferred Shares
          The First Preferred Shares and Second Preferred Shares, respectively, may include one or more series of shares and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of: (a) determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination; (b) create an identifying name by which the shares of that series may be identified, or alter any such identifying name; and (c) attach special rights and restrictions to the shares of that series, or alter any such special rights or restrictions.
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
Dividends
          Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, the holders of the Common Shares without nominal or par value shall be entitled to receive and participate ratably in any dividends declared by the board of directors in the Company.
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
Item 10.C. Material contracts.
          There are no material contracts entered into by the Company within the financial year ended February 29, 2008 or before the year ended February 29, 2008 but still in effect which were not entered into in the ordinary course of business.
          In June 2007, the Company executed a camp management agreement with SIATSIAQ BLMS Ltd. (“BLMS”) and Sodexho MS Canada Ltd. (“Sodexho”). The agreement has an initial term commencing on June 28, 2007 and continuing until December 31, 2007 (since extended), and may be extended for subsequent five year periods by the mutual written agreement of the parties. This agreement provides that BLMS and Sodexho shall jointly be responsible to mobilize, manage and perform camp management services for the Company and its employees, visitors and guests at the Ferguson Lake camp, including meal and food services, housekeeping services, plant operations and maintenance, laundry services, safety and security services, site reclamation, first aid, drill core splitting and loading, and environmental and garbage disposal services.
          On April 14, 2008, the Company executed a drilling contract with Major Drilling Group International Inc. (“Major”). The agreement has a term expiring on December 31, 2008. Pursuant to the agreement, Major will mobilize a drill crew to diamond drill on certain areas of the Ferguson Lake Property.
          On July 23, 2007, the Company entered into a five year commercial lease with the Kivalliq Inuit Association over 2740 hectares of land hosting the mineral resources, the new camp structures, facilities and proposed infrastructure. The Kivalliq Inuit Association is a Designated Inuit Organization that represents the interest of the Inuit people living in the Kivalliq region of Nunavut.
Item 10.D. Exchange controls.
          There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

          Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of Ontario or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company.
          The Investment Canada Act (the “ICA”), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.
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
          This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

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
Item 10.F. Dividends and paying agents.
          No disclosure required.
Item 10.G. Statement by experts.
          No disclosure required.
Item 10.H. Documents on display.
          The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com). Copies of the Company’s material contracts are kept in the Company’s administrative headquarters.
Item 10.I. Subsidiary information.
          No disclosure required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.
Item 11.A. Quantitative information about market risk.
          The company does not hold any market risk sensitive instruments. It holds cash in its bank account in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk. There is possible commodity price risk, but the company is not yet in production. This is discussed in the qualitative section below.
Item 11.B. Qualitative information about market risk.
          The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit risk
          The Company’s credit risk is primarily attributable to short-term investments and receivables included in preaide expenses and deposits, and receivables, respectively. The Company has no significant concentration of credit risk arising from operations. Short-term investments consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in receivables consist of goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.
Liquidity risk
          The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at February 29, 2008, the Company had a cash balance of $10,915 (2007 - $506) to settle current liabilities of $2,111 (2007 - $2,677). All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.
Market risk
          (a) Interest rate risk
          The Company has cash balances and no interest-bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.
          (b) Foreign currency risk
          The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.
          (c) Price risk
          The Company is exposed to price risk with respect to commodity prices. Changes in commodity prices will impact the economics of development of the Company’s mineral properties. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.
Sensitivity analysis
          The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.
          As at February 29, 2008, the carrying and fair value amounts of the Company’s financial instruments are the same.

          The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.
          Price risk is remote since the Company is not a producing entity.
Item 11.C. Interim periods.
          Not applicable.
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
          Under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on this evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at February 29, 2008.

Item 15.B. Management’s annual report on internal control over financial reporting.
          The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.
          Management has evaluated the effectiveness of the Company’s internal control over financial reporting as at February 29, 2008 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management has concluded that the Company’s internal control over financial reporting was effective as at February 29, 2008.
          The effectiveness of the Company’s internal control over financial reporting as at February 29, 2008, has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.
Item 15.C. Audit report of the independent auditors.
          [See Item 17]
Item 15.D. Changes in internal control over financial reporting.
          In completing their evaluation of the design of the Company’s internal control procedures, the CFO and CEO have concluded that due to growth in size of the Company and the inherent complexity of accounting for some of the Company’s transactions, the Company did not have sufficient specialized knowledge to address certain technical and complicated accounting issues. In order to remediate this issue, the Company has hired consultants and tax advisors who are skilled in the specialized areas of taxation and financial reporting (and who are independent of management and the Company’s auditors) to assist in the preparation of the Company’s tax provision calculations and to assist the Company in its financial reporting with respect to complex accounting issues.
          During the year ended February 29, 2008, there were no changes in the Company’s internal controls over financial reporting, other than those discussed above, that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.
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
ITEM 16B. CODE OF ETHICS.
          The Company currently has a Governance, Nominating and Compensation Committee that oversees a stated policy of adherence to a high standard of conduct for officers and directors. A copy of the Code of Ethics will be provided for no charge upon request to the Company’s secretary.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.
External Auditor Service Fees (By Category)

Fiscal year ended December 31	2008	2007
Audit Fees (for audit of the Company’s annual financial statements for the respective year and reviews of the Company’s quarterly financial statements)	$92,630	$99,000
Audit-Related Fees (for accounting consultation)	$0	$0
Total Audit and Audit-Related Fees	$92,630	$99,000
Tax Fees	$5,278	$7,700
All Other Fees	$0	$0
Total Fees	$97,908	$106,700
The policy of the Audit Committee regarding the engagement of non-audit services is set out in Section 3 of the Audit Committee’s Charter.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
          No disclosure required.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
          The Company did not purchase any shares of its common stock.
ITEM 17. FINANCIAL STATEMENTS.
          The financial statements and notes thereto as required by this item are attached hereto and found immediately following the text of this annual report and are incorporated herein by reference.
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

Exhibit
Number	Description
1.1	Articles of Amendment re: Name Change dated 12/4/97	Incorporated by reference to Form 20-F and Form 6-Ks

1.2	Articles of Amendment re: Name Change dated 9/19/94	Incorporated by reference to Form 20-F and Form 6-Ks

1.3	Articles of Incorporation dated 4/20/94	Incorporated by reference to Form 20-F and Form 6-Ks

1.4	Certificate of Registration dated 4/22/98	Incorporated by reference to Form 20-F and Form 6-Ks

2	Instruments defining the rights of holders of securities being registered	—Refer to Exhibit No. 1.3—

12	Certifications	Attached hereto

13	Certifications	Attached hereto

99	Attestation Report	Included with Audited Statements Refer to Item 17

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STARFIELD RESOURCES INC.
Date: August 15, 2008	By:	/s/ André J. Douchane
André J. Douchane
President and Chief Executive Officer

STARFIELD RESOURCES INC.
(An Exploration & Development Company)
FINANCIAL STATEMENTS
FEBRUARY 29, 2008

Independent Auditors’ Report
To the Shareholders of Starfield Resources Inc.
We have completed an integrated audit of Starfield Resources Inc.’s 2008 financial statements and of its internal control over financial reporting as at February 29, 2008. Our opinion, based on our audit, is presented below.
Financial statements
We have audited the accompanying balance sheet of Starfield Resources Inc. as at February 29, 2008, and the related statements of operations, comprehensive loss and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
The financial statements as at February 28, 2007 and February 28, 2006 and for each of the years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 30, 2007.
Internal control over financial reporting
We have also audited Starfield Resources Inc.’s internal control over financial reporting as at February 29, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.B of this Annual Report on Form 20-F. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at February 29, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.
(Signed) “PricewaterhouseCoopers LLP”
Chartered Accountants, Licensed Public Accountants
August 15, 2008

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Shareholders of
Starfield Resources Inc.
We have audited the balance sheets of Starfield Resources Inc. as at February 28, 2007 and the statements of operations and deficit and cash flows for the years ended February 28, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and the results of its operations and cash flows for the years ended February 28, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	/s/ Davidson & Company LLP Chartered Accountants

March 30, 2007

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
BALANCE SHEETS
AS AT FEBRUARY 29
(all numbers are in thousands)

	2008	2007

ASSETS

Current
Cash (Note 14)	$10,915	$506
Receivables	316	175
Prepaid expenses and deposits (Note 5)	1,699	83

	12,930	764

Mineral properties (Note 6)	76,664	63,581
Property, plant and equipment (Note 7)	721	719

	$90,315	$65,064

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$1,995	$2,536
Current portion of capital lease obligations (Note 8)	116	141

	2,111	2,677

Capital lease obligations (Note 8)	69	185

Future income taxes (Note 9)	2,139	1,260

	4,319	4,122

Shareholders’ equity
Capital stock (Note 10)	102,513	72,516
Contributed surplus (Note 10)	8,575	2,412
Warrants (Note 10)	734	—
Deficit	(25,826)	(13,986)

	85,996	60,942

	$90,315	$65,064

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 12)
Subsequent events (Note 14)
On behalf of the Board:

(signed)	Director	(signed)	Director

Norman Betts		Shirley Mears
The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
YEAR ENDED FEBRUARY 29
(all numbers are in thousands)

	2008	2007	2006

EXPENSES
General and administrative
Compensation	$1,633	$927	$121
Consulting fees	95	235	403
Directors’ fees	282	108	—
Investor relations	383	298	136
Settlement of investor relations contracts (Note 10(ii))	985	—	—
Legal and audit	778	449	180
Rent and office services	421	261	455
Transfer and regulatory fees	265	149	113
Travel and conferences	290	686	932

	5,132	3,113	2,340

Amortization of property, plant and equipment	45	5	4
Stock-based compensation (Note 10)	8,319	1,645	—
Mineral properties written off	—	—	332
Interest expense (income)	(483)	(150)	83

Loss before income taxes	13,013	4,613	2,759

Future income tax recovery (Note 9)	(1,173)	(2,513)	(63)

Net loss and comprehensive loss for the year	11,840	2,100	2,696

Deficit, beginning of period	13,986	11,886	9,190

Deficit, end of period	$25,826	$13,986	$11,886

Basic and diluted loss per share	$(0.04)	$(0.01)	$(0.02)

Weighted average number of shares outstanding	298,702	189,474	139,439

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
STATEMENTS OF CASH FLOWS
YEAR ENDED FEBRUARY 29
(all numbers are in thousands)

	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(11,840)	$(2,100)	$(2,696)
Items not affecting cash:
Settlement of investor relations contracts	985	—	—
Future income tax recovery	(1,173)	(2,513)	(63)
Stock-based compensation expense	8,319	1,645	—
Amortization of property, plant and equipment	45	5	4
Mineral claims and exploration expenses written-off	—	—	332

Changes in non-cash working capital items:
Receivables	(141)	(23)	(39)
Prepaid expenses and deposits	(1,616)	(40)	8
Accounts payable and accrued liabilities	(541)	57	338

Net cash used in operating activities	(5,962)	(2,969)	(2,116)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(12,873)	(16,154)	(12,060)
Acquisition of exploration equipment	(257)	(235)	(139)

Net cash used in investing activities	(13,130)	(16,389)	(12,199)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares and units	31,082	19,115	15,662
Repayment of capital lease obligations	(141)	(104)	—
Share issue costs	(1,440)	(1,281)	(542)

Net cash provided by financing activities	29,501	17,730	15,120

Net increase (decrease) in cash	10,409	(1,628)	805

Cash, beginning of year	506	2,134	1,329

Cash, end of year	$10,915	$506	$2,134

Supplemental disclosure with respect to cash flows (Note 13)
The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
1.	NATURE AND CONTINUANCE OF OPERATIONS
The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. The Company’s major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake Platinum–Palladium-Nickel-Cobalt-Copper project in Nunavut, Canada. All of the Company’s properties are located in Canada.
The Company is an advanced exploration and development company focused on its Ferguson Lake property. Starfield owns a 100% undivided interest in the Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper property (Note 6).
As an Exploration and development stage company, the Company’s income is limited to interest income and other incidental income. The Company continues to be dependent upon its ability to finance its development and exploration programs through financing activities that may include issuances of additional debt or equity securities. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral reserves, confirmation of the Corporation’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively upon the Corporation’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.
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
b) Financial instruments
The Company’s financial instruments consist of cash, receivables, refundable deposits, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, due to their short term maturity.
c) Mineral properties
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

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
Company’s title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.
d) Amortization of property, plant and equipment
Property, plant and equipment are recorded at cost with amortization provided on a declining balance and straight-line basis as follows:

Furniture and fixtures	20%
Exploration equipment	30%
Equipment under capital lease	30%
Leasehold improvement	straight-line over 18 months
In the year of acquisition only one-half of the normal rate is applied. Amortization related to exploration equipment is deferred to mineral properties, as they are part of exploration costs.
e) Leases
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

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)
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
j) Changes in accounting policies
Effective March 1, 2007, the Company adopted the following guidance of the Canadian Institute of Chartered Accountants’ Handbook (“CICA”) Handbook:
Section 1530 - Comprehensive Income. Section 1530 introduces comprehensive income, which is composed of net income and other comprehensive income (OCI). OCI comprises revenues, expenses, gains and losses that GAAP requires to be included in shareholder’s equity but are excluded from the calculation of net income. OCI includes unrealized gains and losses on financial assets classified as available for sale.
Section 3855 - Financial Instruments — Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.
Section 3865 - Hedges. Section 3865 is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 (AcG-13) “Hedging Relationships” and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applies.
The Corporation has evaluated the impact of these new standards and determined that no adjustments are currently required.
Recent Accounting Pronouncements
The CICA has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning March 1, 2008. The Company will adopt the requirements commencing in the quarter ended May 31, 2008 and is considering the impact this will have on the Company’s financial statements.
Section 1535, Capital disclosures, establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard, the Company will be required to disclose quantitative and qualitative information about its objectives, policies and processes for managing capital.
Section 3862, Financial instruments – disclosures, requires entities to disclose quantitative and qualitative information that enable users to evaluate (a) the significance of financial instruments for the Company’s financial performance, and (b) the nature and extent of risks arising from financial instruments to which the

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
Company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. The Company will be required to disclose the measurement bases used, and the criteria used to determine classification of financial instruments.
The CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning March 1. 2008. The Company will adopt the requirements commencing in the quarter ended May 31, 2008 and is considering the impact this will have on the Company’s financial statements.
Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and expenses during the pre-operating period. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new operations.
k) Capital Disclosures and Financial Instruments – Disclosures and Presentation
On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on March 1, 2007.
Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in note 3 to these financial statements.
Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in note 4 to these financial statements.
3.	CAPITAL MANAGEMENT
The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.
The properties in which the Company currently has an interest are in the advanced exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
There were no changes in the Company’s approach to capital management during the year ended February 29, 2008. Neither the Company nor its subsidiary is subject to externally imposed capital requirements.
4.	FINANCIAL RISK FACTORS
The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit risk
The Company’s credit risk is primarily attributable to short-term investments and receivables included in other assets. The Company has no significant concentration of credit risk arising from operations. Short-term investments consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in other assets consist of goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.
Liquidity risk
The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at February 29, 2008, the Company had a cash balance of $10,915 (2007 - $506) to settle current liabilities of $2,111 (2007 - $2,677). All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.
Market risk

(a) Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.
(b) Foreign currency risk
The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.
(c) Price risk
The Company is exposed to price risk with respect to commodity prices. Changes in commodity prices will impact the economics of development of the Company’s mineral properties. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.
Sensitivity analysis
The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.
As at February 29, 2008, the carrying and fair value amounts of the Company’s financial instruments are the same.
The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
Price risk is remote since the Company is not a producing entity.
5.	PREPAID EXPENSES AND DEPOSITS

	February 29,	February 28,
	2008	2007

Prepaid drilling	$981	$—
Deposits – property leases	324	39
Prepaid fuel	297	—
Prepaid insurance	73	44
Other	24	—

	$1,699	$83

6.	MINERAL PROPERTIES

	February 29,	February 28,
	2008	2007

Property acquisition and maintenance costs:
Balance, beginning of period	$2,188	$2,166
Additions	—	22
Maintenance	190	—

Balance, end of period	2,378	2,188

Exploration costs:
Balance, beginning of period	61,393	44,209

Personnel	2,568	2,679
Air support including helicopter moves	3,030	5,048
Diamond drilling	829	3,174
Camp support costs, including fuel	4,329	4,221
Analytical and geophysical services	2,137	1,834
Mobilization and demobilization	—	228

	12,893	17,184

Balance, end of period	74,286	61,393

Balance, end of period	$76,664	$63,581

The Company owns a 100% undivided interest in the Ferguson Lake Nickel-Copper -Platinum-Palladium-Cobalt- property. Under the terms of the original purchase agreement, the Company acquired a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance royalty payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a feasibility study recommending commercial production.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
7.	PROPERTY, PLANT AND EQUIPMENT

	February 29, 2008
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and fixtures	$320	$90	$230
Exploration equipment	366	219	147
Equipment under capital lease	578	234	344

	$1,264	543	721

	February 28, 2007
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and fixtures	$63	$45	$18
Exploration equipment	366	156	210
Equipment under capital lease	578	87	491

	$1,007	$288	$719

Amortization on exploration equipment of $210 (2007 - $160) was deferred to mineral properties.
8.	CAPITAL LEASE OBLIGATIONS
Future minimum lease payments under capital leases for equipment are as follows:

	2008	2007

Leases payable bearing interest at rates from 6.4% to 7.6% per annum, repayable in monthly instalments totalling $10 (2007-$13) including interest, secured by equipment.	$185	$326

Less: current portion	(116)	(141)

	$69	$185

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
Estimated minimum lease payments are as follows:

2009	116
2010	69
2011	13

198

Less amount representing interest	(13)

Balance of obligation	$185

9.	FUTURE INCOME TAXES

A reconciliation of income taxes at statutory rates and reported taxes is as follows:

	2008	2007	2006

Loss for the year before income tax recovery	$(13,013)	$(4,613)	$(2,759)

Income tax recovery	$3,513	$1,606	1,056
Non-deductible expenses	(4)	(78)	(132)
Stock-based compensation	(2,246)	(589)	—
Resource loss for tax purposes and impact of tax rate change	(90)	1,574	(861)

Total income tax recovery	$1,173	$2,513	$63

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2008	2007	2006

Future tax assets (liabilities):

Loss carryforwards	$3,659	$3,130	$2,842
Equipment	25	(108)	20
Share issuance costs	672	378	134
Resource deductions	(6,495)	(4,660)	(4,840)

Net future tax liabilities	$(2,139)	$(1,260)	$(1,844)

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
The Company has non-capital losses of approximately $13,550 (2007 - $10,095) available for deduction against future years’ taxable income. These losses, if not utilized, will expire through 2028. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.

The impact of these losses have been recorded for accounting purposes.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
10.	SHAREHOLDERS’ EQUITY

	Number of	Capital	Contributed
	Shares	Stock	Surplus	Warrants

Authorized:
Unlimited number of common voting shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Common shares issued:
Balance, February 28, 2005	123,584,856	43,249	795	—
Capital stock issued:
Private placements	21,705,870	9,571	—	—
Exercise of warrants	17,434,625	5,835	—	—
Exercise of options	625,000	256	—	—
Transfer to capital stock:
Contributed surplus on exercise of options	—	125	(125)	—
Stock-based compensation	—			—
Flow-through tax benefits renounced	—	(1,727)	—	—

Share issuance costs	—	(541)	—	—

Balance, February 28, 2006	163,350,351	$56,768	$670	$—
Capital stock issued:
Private placements	35,881,162	18,332	—	—
Exercise of warrants	1,033,334	620	—	—
Exercise of options	585,000	162	—	—
Transfer to capital stock:
Contributed surplus on exercise of options	—	11	(11)	—
Stock-based compensation	—	—	1,645	—
Flow-through tax benefits renounced	—	(1,929)	—	—

Share issuance costs	—	(1,448)	108	—

Balance, February 28, 2007	200,849,847	$72,516	$2,412	$—
Capital stock issued:
Private placements	58,392,854	14,147	—	953
Exercise of warrants	28,333,890	10,538	—	—
Exercise of options	13,425,002	5,444	—	—
Capital stock and warrants issued on contract termination	150,000	251	—	734
Transfer to capital stock:
Capital stock on exercise of warrants	—	953	—	(953)
Contributed surplus on exercise of options	—	2,156	(2,156)	—
Stock-based compensation	—	—	8,319	—
Flow-through tax benefits renounced	—	(2,052)	—	—

Share issuance costs	—	(1,440)	—	—

Balance, February 29, 2008	301,151,593	$102,513	$8,575	$734

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
During the year ended February 29, 2008, the Company issued the following common shares:
i)	On March 27, 2007, the Company issued 27,142,855 flow-through common shares at a price of $0.28 per share for gross proceeds of $7,600 and 31,249,999 units at a price of $0.24 per unit for gross proceeds of $7,500. Each unit consists of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.30 per share for a period of 2 years. After four months from the date of issue, in the event that the Common Shares trade at a closing price of greater than $0.375 per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the warrants by giving notice to the holders thereof and, in such case, the warrants will expire on the 30th day after the date on which such notice is given by the Company. On August 28, 2007, the Company exercised its acceleration right in accordance with the terms outlined above.

The Company paid issuance costs of $1,440 and granted finders’ warrants entitling the holder to acquire an additional 4,569,999 common shares of the Company at an exercise price of $0.24 per share for a period of two years. Included in these costs was a cash payment of $142 and warrants to acquire 507,500 common shares issued as a result of a prior commitment. Warrants were valued at $0.13 per warrant using the Black-Scholes option pricing model with the following assumptions: 3.97% risk-free interest rate, 2 year expected life of warrants, 60% annualized volatility, and 0% dividend rate.

ii)	On September 5, 2007, the Company issued 150,000 common shares and 800,000 warrants to settle investor relations services contracts. Each warrant entitles the holder to acquire one common share at an exercise price of $1.67 per share for a period of 5 years. The warrants were valued at $0.92 per warrant, using the Black-Scholes option pricing model with the following assumptions: 4.27% risk-free interest rate, 5 year expected life of warrants, 60% annualized volatility, and 0% dividend rate.
During the year ended February 28, 2007, the Company issued the following common shares:
i)	585,000 common shares issued pursuant to the exercise of stock options for proceeds of $162.

ii)	1,033,334 common shares issued pursuant to the exercise of purchase warrants for proceeds of $620.

iii)	In May 2006, the Company issued 24,424,501 units at $0.53 per unit and 5,571,796 flow-through shares at $0.65 per share for gross proceeds of $16,567. Each unit consisted of one common share and one-half of one transferable common share purchase warrant; each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.75 per share expiring May 10, 2007. The Company paid issuance costs of $1,183 and granted finder’s warrants, valued at $108 entitling the holder to acquire an additional 1,002,347 common shares of the Company at an exercise price of $0.65 per share expiring May 10, 2007 (859,182) and May 23, 2007 (143,165). The finder’s warrants were valued using the Black-Scholes option pricing model with an expected volatility of 56%, a risk free interest rate of 4.11%, an expected life of 1 year and an expected dividend yield of 0%. The Company also granted the agent the right to participate in up to 50% of any further private placements to May 2007 (Note 12).

iv)	In December 2006, the Company issued 5,884,865 flow-through shares at $0.30 per share for gross proceeds of $1,765 and paid issuance costs of $157.
During the year ended February 28, 2006, the Company issued the following common shares:
i)	625,000 common shares issued pursuant to the exercise of stock options for proceeds of $256.

ii)	17,434,625 common shares issued pursuant to the exercise of purchase warrants for proceeds of $5,835.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
iii)	In June 2005, the Company issued 2,000,000 flow-through shares at $0.55 per share for gross proceeds of $1,100 and paid share issuance costs of $99.

iv)	In August 2005, the Company issued 1,030,000 flow-through shares at $0.55 per share for net proceeds of $567.

v)	In October 2005, the Company issued 8,675,995 flow-through shares at $0.45 per share for gross proceeds of $3,904 and 9,999,875 units at $0.40 per unit for gross proceeds of $4,000. Each unit consisted of one common share and one share purchase warrant. Every two warrants entitle the holder to acquire one additional common share at an exercise price of $0.50 per share and expiring December 28, 2007 (3,250,000 warrants) and January 20, 2008 (6,749,875 warrants). The Company paid share issuance costs of $442.
Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date less an applicable discount. The options can be granted for a maximum term of 10 years and vest at the discretion of the Board of Directors.

The estimated value of the options granted will be recognized over the vesting period. As at February 29, 2008, there is $3,620 (2007 — $453) remaining to be charged to earnings in future periods relating to stock option grants.

The following incentive stock options and share purchase warrants were outstanding at February 29, 2008:

	Number
	of Shares	Exercise
	(000’s)	Price	Expiry Date

Options
	1,090	$0.40	August 27, 2009
	690	$0.40	January 31, 2010
	760	$0.60	March 11, 2011
	2,763	$0.285	February 1, 2012
	2,400	$0.32	April 23, 2012
	1,200	$0.29	May 4, 2012
	1,000	$1.08	May 15, 2012
	2,800	$1.71	July 12, 2012
	1,750	$1.18	September 13, 2012
	1,250	$1.59	September 28, 2012
	2,400	$1.69	October 12, 2012
	1,855	$1.05	January 15, 2013

	19,958

Warrants	800	$1.67	September 5, 2012

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
Warrants and stock options transactions are summarized as follows:

	Warrants		Stock Options
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	(000’s)	Price	(000’s)	Price

Outstanding, February 28, 2005	41,078	$0.50	12,097	$0.39
Granted	5,000	0.50	—	—
Exercised	(17,435)	0.34	(625)	0.41
Expired/cancelled	(31)	0.45	—	—

Outstanding, February 28, 2006	28,612	0.60	11,472	0.39
Granted	13,215	0.74	9,540	0.44
Exercised	(1,033)	0.60	(585)	0.28
Expired/cancelled	(18,592)	0.60	(1,312)	0.50

Outstanding, February 28, 2007	22,202	0.69	19,115	0.41
Granted	20,995	0.52	16,125	1.12
Exercised	(28,334)	0.37	(13,425)	0.44
Expired/cancelled	(14,063)	0.75	(1,857)	0.54

Outstanding, February 29, 2008	800	$1.67	19,958	$0.96

Number currently exercisable	800	$1.67	9,204	$0.83

Stock-based compensation

During the year ended February 29, 2008, the Company granted 16,125,000 stock options (2007 - 9,540,000) to directors, employees and consultants. The Company recognized $8,319 (2007 - $1,645) in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet. The compensation recognized was calculated using the Black-Scholes option pricing model. The weighted average fair value of options granted during the current year was $0.63 (2007 - $0.23).

The following weighted average assumptions were used in the valuation of stock options granted:

	February 29,	February 28,	February 28,
	2008	2007	2006

Risk-free interest rate	4.22%	4.12%	—
Expected life of options	5 years	5 years	—
Annualized volatility	62%	61%	—
Dividend rate	0.00%	0.00%	—

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
Flow-through shares

During the year ended February 29, 2008, the Company issued 27,142,855 (2007 – 11,456,661) flow-through shares and has renounced $7,600 (2007 - $5,387) of expenditures to the flow-through shareholders.

11.	RELATED PARTY TRANSACTIONS

One of the directors of the Company is a major shareholder of Ferguson Simek Clark International (“FSC”), a professional engineering consulting practice specializing in cold climate and remote location projects. During the year ended February 29, 2008, the Company incurred costs of $891 (2007 - $265) with that entity. At February 29, 2008, the Company had an amount owing to FSC of $13 (2007 – Nil).

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.	COMMITMENTS AND CONTINGENCIES

The Company leases its corporate office in Toronto under an agreement expiring October 31, 2008. Minimum annual rents are $147 (2007 - $80). The total minimum obligation remaining under this lease is $98 (2007 - $21).

The Company entered into a new lease for its corporate office in Toronto which expires October 31, 2013. Minimum annual rents are $176.

The Company entered into a 5 year commercial lease on 2,740 hectares within its Ferguson Lake property. Minimum annual rents are $96.

The minimum lease payments on the new leases are as follows:

2009	$155
2010	274
2011	277
2012	280
2013	283

$1,269

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
13.  SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007	2006

Interest received (paid) during the year	$483	$150	$(83)

The significant non-cash transactions during the year ended February 29, 2008 included:
a)	The reclassification from contributed surplus to capital stock amounting to $2,157 due to the exercise of stock options

b)	The renunciation of $2,052 to subscribers of 7,600,000 flow-through shares.
The significant non-cash transactions during the year ended February 28, 2007 included:
a)	The reclassification of contributed surplus to capital stock amounting to $11 due to the exercise of stock options.

b)	The renunciation of $5,387 to subscribers of 11,456,661 flow-through shares.
14.	SUBSEQUENT EVENTS

On May 6, 2008, the Company closed a private placement offering consisting of 15,000,000 flow-through common shares at $1.00 per flow-through share and of up to 5,555,556 common shares of the Company at a price of $0.90 per common share for aggregate gross proceeds of $20 million.

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP), which conforms in all material respects with those in the United States (U.S. GAAP), except for the following measurement differences as it relates to the Company:

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

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
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

During the year ended February 28, 2006, the Company issued 11,705,995 flow-through shares for total proceeds of $5,571. As the value of the consideration received for the flow-through shares issued during the year ended February 28, 2006 exceeded the fair value of the non-flow through shares on the date issued by $351, the Company recorded the difference in capital stock and related income tax expenses on renunciation.

During the year ended February 28, 2007, the Company issued 11,456,661 flow-through shares for total proceeds of $5,387. As the value of the consideration received for the flow-through shares issued during the year ended February 28, 2007 exceeded the fair value of the non-flow through shares on the date issued by $334, the Company recorded the difference in capital stock and related income tax expenses on renunciation.

During the year ended February 29, 2008, the Company issued 27,142,855 flow-through shares for total proceeds of $7,600. As the value of the consideration received for the flow-through shares issued during the year ended February 29, 2008 exceeded the fair value of the non-flow through shares on the date issued by $1,086, the Company recorded the difference in capital stock and related income tax expenses on renunciation.

Comprehensive Income

Under U.S. GAAP, Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”) requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year except those resulting from investments by owners and distribution to owners. The Company has determined that comprehensive income (loss) consisted only of the net loss for the year in all of the years presented.

The following summarizes the balance sheet items prepared under U.S. GAAP, where there are material variations from Canadian GAAP:

	2008	2007

Mineral properties	$—	$—
Future income taxes	—	—
Share capital	109,961	78,998
Additional paid-in capital	8,630	2,467
Deficit	(107,855)	(82,844)

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)
The following table is a reconciliation of the loss for the year between Canadian GAAP and U.S. GAAP:

	2008	2007	2006

Loss for the year under Canadian GAAP	$(11,840)	$(2,100)	$(2,695)

U.S. GAAP material adjustments:
Write-off of mineral property expenditures	(13,083)	(17,206)	(12,323)
Future income tax expense	—	—	1,663
Future income tax recovery	(87)	(2,178)	(1,376)

Net loss for the year under U.S. GAAP	$(25,010)	$(21,484)	$(14,731)

Basic and diluted loss per share under U.S. GAAP	$(0.08)	$(0.11)	$(0.11)

Weighted average number of shares under U.S. GAAP	298,702	189,474	139,439

The following table is a reconciliation of the shareholder’s equity for the year between Canadian GAAP and U.S. GAAP:

	2008	2007	2006

Shareholders’ equity under Canadian GAAP	$85,996	$60,942	$45,553

U.S. GAAP material adjustments:
Write-off of mineral property expenditures	(76,664)	(63,581)	(46,375)
Future income tax expense	2,721	1,843	1,843
Future income tax recovery	(583)	(583)	—

Shareholders’ equity under U.S. GAAP	$11,470	$(1,379)	$1,021

The following table summarizes the effect on cash flows after considering the U.S. GAAP adjustments:
Cash flows from operating activities:

	2008	2007	2006

Per Canadian GAAP	$(5,962)	$(2,969)	$(2,116)
Mineral properties expensed as incurred	(12,873)	(16,154)	(12,060)

Per U.S. GAAP	$(18,835)	$(19,123)	$(14,176)

Cash flows from investing activities:

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)

	2008	2007	2006

Per Canadian GAAP	$(13,130)	$(16,389)	$(12,199)
Mineral properties expensed as incurred	12,873	16,154	12,060

Per U.S. GAAP	$(257)	$(235)	$(139)

Recent accounting pronouncements

Uncertainty in income taxes

In July 2006, FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time value. The Interpretation also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. It was effective for fiscal years beginning after December 15, 2006.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years, for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is currently evaluating the impact of SFAS No. 157 will have on its consolidated financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This standard permits a company to choose to record certain financial assets, financial liabilities and firm commitments at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 will have on its consolidated financial statements.

Accounting Standards in Canada

Over the next five years, the CICA will adopt its new strategic plan for the direction of accounting standards in Canada, which was ratified in January 2006. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) over the next five years. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

Accounting for Derivative Instruments and Hedging Activities

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 29, 2008
(expressed in thousands of dollars, unless otherwise noted)

The Securities and Exchange Commission (“SEC”) and the FASB have issued recent interpretations for U.S. GAAP that suggest that warrants with an exercise price in a currency that is different from the entity’s functional currency cannot be classified as equity. As a result, these instruments should be treated as derivatives and recorded as liabilities which are carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations. The Company’s functional currency is the Canadian dollar. Under Canadian GAAP, warrants to purchase common shares are accounted for as a component of shareholders’ equity.

The recent SEC and FASB interpretations relate to FASB Statement No. 133 “Accounting for derivative instruments and Hedging Activities” and EITF 00-19 “Accounting for Derivative Instruments Indexed to and Potentially Settled in a Company’s Own Stock”. Anticipated adoption is expected for the quarter beginning December 1, 2008. The Company expects the adoption of this guidance will not have material impact on its results of operations.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The management is in the process of evaluating the impact SFAS 141 (Revised) will have on the Company’s financial statements upon adoption.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company does not expect the implementation of SFAS No. 160 will have any material impact on its financial position and results of operations.

16.	COMPARATIVE DATA

Certain of the prior year’s comparative numbers have been reclassified to reflect current year’s financial statement presentation.