Form 20-F
period 2010-02-28
STARFIELD RESOURCES INC
filed 2010-06-21
CIK 1074795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended February 28, 2010 or

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
Common Shares, without par value
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Title of class ___None ______
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 521,912,607
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☑
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement the registrant has elected to follow. Item 17 ☑  Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

-ii-

-iii-

NOTE TO US READERS – DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE ESTIMATES IN THE U.S. AND CANADA

Mineral Reserve	The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in the Corporation Resources Inc.’s (the “Corporation”) disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 under the Securities Act of 1933, as amended (the “Securities Act”). Under Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Mineral Resource	The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Registrant’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.
Accordingly, information contained in this report containing descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

-iv-

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.
Item 1.A. Directors and Senior Management.
No disclosure required.
Item 1.B. Advisers.
No disclosure required.
Item 1.C. Auditors.
No disclosure required.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
Item 2.A. Offer statistics.
Not Applicable
Item 2.B. Method and expected timetable.
Not Applicable
ITEM 3. KEY INFORMATION.
Item 3.A. Selected financial data.
The information in Table No. 1 was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5, “OPERATING AND FINANCIAL REVIEW AND PROSPECTS.” Table No. 1 is derived from the financial statements of the Corporation, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Cdn GAAP”), the application of which, in the case of the Corporation, conforms in all material respects for the periods presented with U.S. Generally Accepted Accounting Pricnciples (“US GAAP”), except as disclosed in notes to the financial statements.

Table No. 1
Selected Financial Data
(CDN$ in 000, except per share data)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	2/28/10	2/28/09	2/29/08	2/28/07	2/28/06
General and Administrative Expenses	$2,075	$3,455	$5,132	$3,113	$2,340
Net Loss	$3,890	$3,142	$11,840	$2,100	$2,696
Basic and diluted Loss Per Share	$0.01	$0.01	$0.04	$0.01	$0.02
Net Loss US GAAP	$8,288	$28,347	$25,010	$21,484	$14,731
Basic and diluted Loss per share US GAAP	$0.02	$0.09	$0.08	$0.11	$0.11
Wtg. Avg. No. Shares US GAAP	397,144	319,325	298,702	189,474	139,439
Dividends Per Share	$0	$0	$0	$0	$0
Dividends Per Share US GAAP	$0	$0	$0	$0	$0
Wtg. Avg. No. Shares Cdn GAAP	397,144	319,325	298,702	189,474	139,439
Working Capital(1)	$3,613	$4,136	$10,819	($1,913)	$803
Mineral Properties	$124,172	$105,379	$76,664	$63,581	$46,375
Long Term Debt	Nil	Nil	$69	$185	Nil
Long Term Debt (US GAAP)	Nil	Nil	$69	$185	Nil
Shareholders’ Equity	$117,846	$105,042	$85,996	$60,942	$45,553
Share Capital	$136,660	$120,918	$102,513	$72,516	$56,768
Share Capital (US GAAP)	$144,908	$129,116	$109,961	$78,998	$61,655
Total Assets	$128,849	$111,046	$90,315	$65,064	$48,923
Total Assets (US GAAP)	$22,623	$8,361	$13,651	$1,483	$2,549

(1)	Current assets less current liabilities
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

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close
May 2010	1.04	1.08	1.01	1.05
April 2010	1.01	1.02	1.00	1.01
March 2010	1.02	1.04	1.01	1.02
February 2010	1.06	1.07	1.04	1.05
January 2010	1.04	1.07	1.03	1.07
December 2009	1.05	1.07	1.04	1.05
November 2009	1.06	1.07	1.05	1.06
Fiscal Year Ended 2/28/10	1.11	1.30	1.03	1.05
Fiscal Year Ended 2/28/09	$1.10	$1.30	$0.98	$1.27
Fiscal Year Ended 2/29/08	$1.05	$1.18	$0.92	$0.98
Fiscal Year Ended 2/28/07	$1.14	$1.19	$1.10	$1.17
Fiscal Year Ended 2/28/06	$1.19	$1.26	$1.14	$1.14
Item 3.B. Capitalization and indebtedness.
No disclosure required.
Item 3.C. Reasons for the offer and use of proceeds.
No disclosure required.
Item 3.D. Risk factors.
The securities of the Corporation are highly speculative and subject to a number of risks. These risks might impede the Corporation from reaching its business objectives, which include successfully exploring and developing further mineral resources. In addition to the matters set out elsewhere in this annual report, the following are also risks related to the Corporation. The risk factors outlined below are not a definitive list of all risk factors associated with an investment in the Corporation or in connection with the Corporation’s operations.
(a) Going Concern
As of the date of its most recent audit, which included the fiscal year ended February 28, 2010, the Corporation had not generated sufficient revenues to meet its cash flow needs. As a result, our auditors have expressed substantial doubt about our ability to continue as a going concern. The Corporation’s ability to continue as a going concern is dependent on its ability to successfully develop and operate its Mineral Properties. The Corporation will actively seek financing from time to time to advance its projects; however, the availability, amount and timing of this financing is not certain at this time. If we cannot continue as a going concern, we may need to substantially revise our business plan, which may reduce the value of your investment.
(b) The Corporation is Experiencing Negative Cash Flow
The success of the Corporation’s business will depend upon the Corporation’s ability to develop its cash flow from operations to a point where it becomes profitable. The Corporation currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted. Accordingly, the Corporation must obtain additional funds presently through the sale of equity and debt capital. The only alternatives for the financing of the Corporation’s business would be the offering by the Corporation of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions. Our inability to obtain necessary capital or financing to fund our needs could adversely affect our business, results of operations and financial condition. Additional financing may not be available when needed or may not be available on terms acceptable to us. If adequate funds are not available, our ability to continue as a going concern may be affected.

(c) The Corporation has Engaged in Exploration, and Has No History of Development Activities
The Corporation has no history of development of its Resource Properties. The Corporation may experience higher costs than budgeted and unexpected delays. The Corporation must also locate and retain qualified personnel to conduct exploration work. Further adverse changes in any one of such factors or the failure to locate and retain such personnel, will have an additional adverse effect on the Corporation, its business and results of operations
(d) Acquisition and Integration
From time to time the Corporation examines opportunities to acquire additional mining assets and business. Any acquisition that the Corporation may complete may be of significant size, may change the scale of the Corporation’s business and operations, and may expose the Corporation to new geographic, political, operating, financial and geological risks. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Corporation. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after the Corporation has committed to complete the transaction and established the purchase price or exchange ratio; a material resource may prove to be below expectation; the Corporation may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Corporation’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Corporation chooses to raise debt capital to finance any such acquisition, the Corporation’s leverage will be increased. If the Corporation chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Corporation may choose to finance any acquisition with existing resources. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisition.
(e) The Mining Industry is Speculative and of a Very High Risk Nature
Mining activities are speculative by their nature, and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Corporation’s drilling activities are in the exploration stage, and such advanced exploration is subject to the risk that previously reported inferred mineralization is not economic. If this occurs, the Corporation’s existing resources may not be sufficient to support a profitable mining operation. The Corporation’s activities are subject to a number of factors beyond its control, including, intense industry competition and changes in economic conditions (including some operating costs, such as electrical power). Its operations are subject to all the hazards normally incidental to the exploration of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment and possible environmental damage. An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Corporation, its business and results of operations. This might result in the Corporation not meeting its business objectives.
(f) The Exploration Work Conducted on Mineral Properties May Not Result in the Discovery of Commercial Quantities of Nickel, Copper, Cobalt, Platinum or Palladium deposits.
Problems, such as unusual and unexpected rock formations, environmental pollution, flooding, cave-ins, and industrial accidents, are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, the Company would be unable to complete its business plan and any funds spent on such exploration will probably be lost.

(g) The Mining Industry is Competitive
The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Corporation competes with a number of other entities in the search for and the acquisition of productive mineral properties. The ability of the Corporation to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for mineral exploration and development. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. As a result of this competition, the majority of which is from companies with substantially greater financial and technical resources than the Corporation, we may be unable to acquire attractive properties in the future on terms considered acceptable or recruit and retain qualified employees. In addition, the Corporation competes with other resource companies, many of whom have more advanced properties that are better able to attract equity investments and other capital. Existing or future competition in the mining industry could adversely affect the Corporation’s prospect for mineral exploration and success in the future.
(h) Foreign Operations
Many of the Corporation’s property interests are located in the United States of America (“USA”), and are subject to that jurisdiction’s laws and regulations. The Corporation believes the present attitude of the USA to foreign investment and mining to be favourable, but investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Corporation.
(i) Foreign Currency Translation
The consolidated financial statements of the Corporation are presented in Canadian dollars, which is also the Corporation’s functional currency. The operations of several of its subsidiaries are in US dollars. The operations of the subsidiaries are translated as follows: monetary assets and liabilities are translated at exchange rates prevailing at the balance sheet date; non-monetary items and any related amortization of such items are translated at the rate of exchange in effect when the assets were acquired or obligations incurred; and all income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in the net loss for the year. Management monitors foreign exchange derived from currency conversions but does not hedge its foreign currency. A significant change in the Canadian to US dollar exchange rate could have an adverse effect on the Corporation.
(j) The Corporation’s Activities might suffer Losses from or Liabilities for Risks which are not Insured
Hazards, such as unusual or unexpected geological formations and other conditions, are associated with mineral exploration and development. The Corporation may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The occurrence of such liabilities could have a material, adverse effect on the Corporation’s financial position and results of operation. The Corporation currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors are required to carry their own general and equipment liability insurance. Although the Corporation intends to maintain liability insurance in an amount that it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Corporation might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Corporation could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

The Corporation’s insurance will not cover all the potential risks associated with a mining corporation’s operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for environmental occurrences pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.
(k) There is Uncertainty of the Nature and Amount of the Corporation’s Resources
While the Corporation has carried out, and will continue to carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. The inaccuracy of such estimates could have a material and adverse effect on the Corporation’s business and operations.
(l) The Corporation may Experience Uncertainty in Marketing the Nickel, Copper, Cobalt, Chromium and Platinum Group Metals (“PGM”) which it may Potentially Mine
The Corporation’s future revenues are expected to be in large part derived from the mining and sale of nickel, copper, cobalt, chromium, and PGM. The price of these metals fluctuates and is affected by numerous factors beyond the Corporation’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new mine development and improved mining and production methods. Any unfavourable change in these factors could cause the Corporation’s revenues, operations and financial condition to be materially adversely affected.
(m) The Corporation’s Activities are Subject to Extensive Governmental Regulation and Permitting Requirements
Exploration, development and mining of minerals are subject to extensive federal, provincial, territorial and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, water use, land use, land claims of Inuit and local people, environmental protection and remediation, endangered and protected species, mine safety and other matters. These laws and regulations are administered by various governmental authorities including, but not limited to, the governments of Canada, the Nunavut Territory and the United States, as well as the state governments of California, Montana and Nevada. In addition, the current and future operations of the Corporation, from current exploration through to future development activities and production, require permits, licenses and approvals from some of these governmental authorities. The Corporation has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required, or the revocation of existing ones would have a material and adverse effect on the Corporation, its business and results of operations.
Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Corporation’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Corporation may be required to compensate those suffering loss or damage by reason of its mineral exploration activities, and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Corporation and its business, and could result in the Corporation not meeting its business objectives.

(n) The Corporation’s Activities are Subject to Aboriginal Consultation and Accommodation
In 1993, Canada entered into the Nunavut Land Claims Agreement with the Inuit of the Nunavut Settlement Area, which resulted in the creation of the Nunavut Territory. Pursuant to that agreement, in order for the Corporation to proceed with exploitation of minerals from its properties, it may be required to enter into an Inuit Impact and Benefit Agreement (“IIBA”). The terms of such an IIBA are uncertain, as they would be the product of future negotiations between the Corporation and the Kivalliq Inuit Association.
Although the Corporation has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. Title to, and the area of, resource claims may be disputed. The Corporation’s interests may be subject to prior unregistered agreements or transfers, aboriginal land claims, aboriginal rights, and treaty rights, and title may be affected by undetected defects. There may be valid challenges to the title of the Corporation’s properties, which, if successful, could impair their development and/or operations.
(o) The Corporation’s Activities are Subject to Environmental Risks
All phases of the Corporation’s operations are subject to federal, provincial and local environmental regulation in the various jurisdictions in which it operates, which potentially could make operations expensive or prohibit them all together. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations or prevent operations all together. Environmental hazards may exist (on the properties on which the Corporation holds and will hold interests) which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, which could have a material adverse affect on the Corporation’s business, financial results or prospects.
(p) The Corporation’s Directors and Officers may have Conflicts of Interest
Certain of the directors and officers of the Corporation also serve as directors, officers and/or significant shareholders of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to be in a position of conflict, which could have a material adverse affect on the Corporation’s business, financial results or prospects.
(q) Potential Volatility of Material Price of Common Shares
The TSX has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Corporation’s common shares. In addition, the market price of the common shares is likely to be highly volatile. Factors such as the price of nickel, copper, PGM and other minerals, announcements by competitors, changes in stock market analyst recommendations regarding the Corporation, and general market conditions and attitudes affecting other exploration and mining companies may have a significant effect on the market price of the common shares. Moreover, it is likely that during the future quarterly periods, the Corporation’s results and exploration activities may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event, the market price of the common shares could be materially adversely affected.

(r) Certain Groups are Opposed to Mining
In North America there are organizations opposed to mining. The Corporation believes it has the support of representatives from the local communities and Inuit groups nearest the Properties, as defined below, and from various levels of government having jurisdiction over the Properties. Although the Corporation intends to comply with all environmental laws and permitting obligations in conducting its business, there is a risk that those opposed to operations of its Properties will attempt to interfere with the Corporation’s operations, whether by legal process, regulatory process or otherwise. Such interference could have a negative impact on the Corporation’s ability to operate its Properties in the manner that is most efficient or appropriate, if at all, and any such impact could materially adversely affect the financial condition and results of operations of the Corporation.
(s) The Corporation’s Mineral Projects are in Remote Geographical Locations
The Corporation’s mineral projects are located in a remote regions of Nunavut, Canada; Montana, USA; and California, USA. As such, the costs to operate in such regions may be much higher than in more accessible areas, which could have a material adverse affect on the Corporation’s business, financial results or prospects.
ITEM 4. INFORMATION ON THE COMPANY.
Item 4.A. History and development of the Company.
The Corporation is a Canadian-based natural resource exploration company. The Corporation was incorporated on April 22, 1994, under the Business Corporations Act (Alberta), and changed its name to Starfield Resources Inc. in 1997. On October 27, 2006, the Corporation filed articles of continuance in British Columbia, which are filed as an exhibit to the Corporation’s filings with the SEC. The Corporation is also governed by the Business Corporations Act (British Columbia) and a reporting issuer in the provinces of British Columbia, Alberta and Ontario and in the North West Territories. The Corporation’s registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, and the head office is located at 130 Adelaide Street West, Suite 2210, Toronto, Ontario M5H 3P5. In December 1999, the Corporation acquired a 100% interest in certain mineral claims in the Ferguson Lake area of the Nunavut Territory, Canada and a five-kilometer area of influence around the claims (the “Ferguson Lake Property”).
The Corporation, which was listed on the TSX Venture Exchange, applied to list its common shares on the TSX. That application was approved, and on April 24, 2007 the Corporation’s common shares began trading on the TSX under the symbol “SRU”.
Recent Acquisition
The Corporation completed the acquisition of Nevoro Inc. on October 8, 2009, exchanging 0.87 of one common share of the Corporation for each common share of Nevoro Inc.. The three primary assets acquired in the acquisition are:
•	the Stillwater Project, a nickel-copper-cobalt-PGM and chromium exploration property located in Montana, USA, covering 13,930 acres adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producers of platinum group metals;

•	the Moonlight Project, a copper-silver exploration property located in California. Included in the Moonlight Project is the Moonlight Valley target with a National Instrument 43-101 (“NI 43-101”) compliant indicated resource of approximately 161 million tons averaging 0.324% copper, 0.003 ounces of gold and 0.112 ounces of silver per ton and an inferred resource of 88 million tons averaging 0.282% copper per ton; and

•	a portfolio of eight Nevada gold properties located in a historic high-grade mining district. The exploration on these eight properties is conducted in conjunction with Golden Predator Mines US, Inc. (“Golden Predator”) who has the opportunity to earn-in an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of signing a definitive exploration and option to joint venture agreement.

Capital Expenditures
Fiscal 2008: $13.1 million for mineral property exploration and acquisition of equipment.
Fiscal 2009: $25.0 million for mineral property exploration and acquisition of equipment.
Fiscal 2010: $2.9 million for mineral property exploration and acquisition of equipment.
Item 4.B. Business overview
The Corporation is an advanced exploration company whose assets include the following properties (the “Properties”) all of which are 100% owned:
•	Ferguson Lake nickel-copper-cobalt-PGM property located in Nunavut, Canada;

•	Stillwater nickel-copper-cobalt-PGM-chromium exploration property located in Montana, USA;

•	Moonlight copper-silver exploration property located in California, USA; and

•	Nevada gold properties located in Nevada, USA, whose exploration is conducted in conjunction with Golden Predator Mines US, Inc..
The overall business objective of the Corporation is to explore, develop and commence production on the Properties. The Corporation’s management team has substantial expertise and experience in the operations of mines and the development of mining properties.
The Corporation will focus on the following priorities throughout fiscal 2011:
•	Drill six holes into the Stillwater Project;

•	Conduct a geophysical airborne survey of the entire shear zone on the Moonlight Project;

•	Develop the flow-sheet for a continuous hydrometallurgical process;

•	Actively seek a joint venture partner; and

•	Maintain the Ferguson Lake camp and continue the permitting process.
Competitive Conditions
Competition in the mineral exploration and production industry is intense. Competitors include other metallic mineral exploration companies that are looking for similar resource properties. The Corporation competes with other mineral exploration and development companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.
Material Effects of Government Regulations
The Corporation’s current and anticipated future operations, including further exploration and/or production activities require permits from numerous Canadian and U.S. federal, provincial, state and territorial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, mining production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Corporation and cause increases in capital expenditures which could result in a cessation of operations.
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

Item 4.C. Organizational structure.
The Corporation was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. The Corporation’s major business activity is the exploration and future development of mineral properties located in Canada and the US.
On October 8, 2009, the Corporation completed its acquisition of Nevoro Inc. The Corporation’s current organizational structure is illustrated below:
Item 4.D. Property, plant and equipment.
The Corporation’s executive offices are located at 130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada M5H 3P5. Its registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3.
Project Descriptions and Locations
The Corporation is a geologically diverse resource company with multiple projects in favourable geographical settings. The core asset of the Corporation is its 100%-owned 625,000-acre Ferguson Lake nickel-copper-platinum—palladium-cobalt property located in Nunavut, Canada. The Corporation has incurred substantial exploration expenditures on the Ferguson Lake Property in the last few years as it established a very large resource base on the property. Through a joint venture agreement with Thanda Resources Inc. (“Thanda”), the Corporation has also commenced an exploration program for diamonds on several parts of the property. On March 20, 2008, the Corporation announced positive economics from a preliminary assessment (“scoping study”) of its Ferguson Lake Project in Nunavut. On December 15, 2008, the scoping study was updated, and continues to show that the project has positive economics. Potentially large and economically viable deposits, such as those indicated at Ferguson Lake, are not common, especially in politically stable environments like Canada.

The Stillwater Project, comprising approximately 4,070 acres, is located in south central Montana, approximately 129 kilometres west southwest of the city of Billings. The project area is in the eastern part of the Stillwater Complex, an Archean-age layered mafic-ultramafic magmatic intrusion exposed for 48 kilometres along the northern margin of the Beartooth Mountains. On August 26, 2009, an additional 9,680 acres was added through a purchase and sale agreement with Beartooth Platinum Corporation (“Beartooth”). The Stillwater Complex and adjacent rocks have been known to contain copper, nickel, cobalt and chromium deposits since the late 1800s. More recently, deposits of PGMs have been recognized. Historical resources were defined on the properties, but are not in compliance with NI 43-101.
The Moonlight Project is located approximately 140 kilometres northwest of Reno, Nevada, and in Plumas County, northeastern California, totalling approximately 8,900 acres. The project occurs in a structurally complex area at the northernmost end of the Sierra Nevada Batholith, in a complex intrusive rock body known as the Lights Creek Stock. It is part of the Plumas Copper Belt, site of many historically productive high-grade copper-gold-silver mines, which have been largely inactive since the 1930s. There are three advanced targets with historical resources: Superior, Engels and Moonlight Valley. Only Moonlight Valley has a NI 43-101 compliant indicated resource of approximately 161 million tons at 0.324% copper per ton and an inferred resource of 88 million tons at 0.282% copper per ton. The Moonlight Project is comprised of the Diane Claims, Teagan Claims and California- Engels Claims
The Corporation holds a portfolio of eight properties (St. Elmo, Dome Hill, Silver King, Eagleville, Jenny Hill, Germany Canyon, Cedar and Stealth), consisting of a total of 1,234 claims, located in a historic high-grade mining district. All are located in the State of Nevada except for Dome Hill, which straddles the Nevada-California border.
FERGUSON LAKE PROPERTY
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
The Ferguson Lake Property covers more than 0.6 million acres. Since 1999, the Corporation has completed more than 151,000 metres of diamond drilling in 410 holes. The Corporation has received a National Instrument 43-101 report on the Ferguson Lake Property entitled Preliminary Assessment of the Ferguson Lake Project, Nunavut Territory, Canada dated April 30, 2008 and authored by Graham G. Clow, P.Eng, R. Dennis Bergen, P.Eng, Jason J. Cox, P.Eng, G. Bryn Harris, Ph.D., FIMM and James G. Lavigne, P.Geo., M.Sc. (the “2008 Report”). The 2008 Report updates the resource estimates provided in the report dated July 15, 2007. The 2008 Report and earlier reports are filed on SEDAR (www.sedar.com).
All of the mineral claims are contiguous and extend east, west, south and northwest of Ferguson Lake between latitudes 62° 30’ and 63° 15’ North and longitudes 96° 00’ and 98° 15’ West.

100°W
90°W
N
NUNAVUT
Repulse Bay
Baker Lake
N. W. T.
Chesterfield Inlet
Rankin Inlet
Whale Cove
Ferguson Lake Property
Arviat
Hudson
60°N
Bay
SASKATCHEWAN
MANITOBA
ONTARIO
Thompson
Flin Flon
Kilometres
0
125
250
500

In 2006 and 2007, the Corporation contracted McElhanney Associates Land Surveying Ltd., a Canada Land Surveyor, to conduct Canadian Legal Survey (“CLS”) work at the Ferguson Lake Property so that certain mineral claims could be converted to mining leases as required under the Canada Mining Regulations. The work entailed a detailed CLS of the key mineral claims hosting the mineral resources at the Ferguson Lake Property. The CLS was completed in 2007.
The Mining Recorder administers most of the subsurface rights of Crown Lands in Nunavut and grants the mining lease status of mineral claims. Mining application and registry is an ongoing process. The Corporation’s mining claims are in good order and are maintained as such.
Parts of the current property were initially located in 1997 by way of one Prospecting Permit covering the northwest quarter of National Topographic System (“NTS”) map-area, and three contiguous mineral claims. Additional mineral claims were located in 1998 and 1999 to cover the area of the Prospecting Permit which expired February 1, 2000. A number of these claims were allowed to lapse following detailed prospecting in 2001. The mineral claims acquired by the Corporation prior to 2003 included the area of a former Mining Lease previously held by Canadian Nickel Company, Ltd., a subsidiary of Vale Inco Ltd (formerly Inco Limited, “Inco”).
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
Land use permits, including an Exploration Permit, Right of Way for winter transport, a Water Licence, and a Commercial Lease, enable exploration work to be conducted over the entire property area. These permits have been issued or renewed by the Kivalliq Inuit Association for parts of the property covering Inuit owned lands and by Indian and Northern Affairs Canada for Crown lands. Preliminary environmental studies, conducted by Rescan Environmental Services Ltd. on behalf of the Corporation, have been ongoing since 1999. The majority of exploration work completed since 1999 has been directed to several mineral zones east and west of Ferguson Lake.
The Corporation is not aware of any environmental, infrastructure, or permitting issues which would adversely affect the potential viability of the Ferguson Lake Property. The Corporation can not provide any assurance that agencies or government departments will approve future mine production at the Ferguson Lake Property.
The Corporation is in compliance and in accordance with applicable agency requirements and government regulators’ requirements and continues to operate the Ferguson Lake Property by holding all necessary permits, which are in good standing, or holding extensions to existing permits or pursuing applications being processed with the applicable authority. The Corporation has paid all application fees, costs, rents and securities deposits relating to these permits, extensions or applications.
Acquisition of Property Interest
The Corporation entered into an option agreement in February 1999 to purchase a 100% interest in the mineral claims comprising part of the Ferguson Lake Property (the “Original Ferguson Lake Property”) from a syndicate of the vendors (the “Ferguson Lake Syndicate”) in exchange for an initial cash payment, the issuance of common shares and scheduled work commitments. The issuance of additional common shares to the Ferguson Lake Syndicate was based on incurred exploration expenditures. The Corporation’s current 100% earned interest in the Original Ferguson Lake Property is subject to a 3% net smelter royalty (“NSR”) on potential future mineral production, a 3% gross overriding royalty on any diamond production and a $25,000 annual advance royalty payment. The Corporation has the right to purchase 1% of the NSR for $1 million for a period of 180 days following receipt of a positive feasibility study on the Original Ferguson Lake Property recommending commercial production. Subsequent to the purchase of the Original Ferguson Lake Property, the Corporation staked certain other claims that comprise the Ferguson Lake Property, and these additional staked claims are not subject to the NSR.

Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access to the Ferguson Lake Property is by air from Rankin Inlet, Baker Lake, Thompson, or Churchill, all of which have scheduled airline service and offer a number of facilities. In 2008, the Corporation completed construction of an approximately 800 m dirt airstrip capable of handling wheel equipped aircraft.
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
Previous and current programs involved shipping supplies, equipment and fuel by larger aircraft to an ice airstrip established on Ferguson Lake, and fuel and other supplies have also been transported to the property by winter Cat train from Baker Lake, Rankin Inlet, and Arviat. Communications in this remote area are made possible by satellite, which provides for telephone and high speed internet connections.
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
The area is one of low relief, featuring numerous smaller lakes and a few large river systems, notably Kazan and Ferguson Rivers. Yathkyed and Ferguson Lakes are 141 and 114 metres above sea level, respectively, and maximum elevations in the surrounding area range from 200 to 275 metres. Elevations within the current property area average less than 200 metres and range from slightly less than 100 metres at the property’s eastern boundary to 290 metres north of Yathkyed Lake. The orientations of Ferguson Lake and a number of smaller lakes reflect the dominant south-easterly glacial movement. Bedrock is fairly well exposed on numerous low hills and ridges in contrast to lower areas where bedrock may be obscured by between 6 and 25 metres of glacial debris. The terrain is typical of the barren grounds; the tree line is 150 km south of Ferguson Lake and vegetation consists principally of moss, lichen, dwarf birch and Labrador tea. Wildlife includes caribou, arctic fox, musk ox and barren ground grizzly bear.
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
Younger syenites, part of the Martell Syenites, and distinctly post-mineral mafic dykes, are also evident in many of the diamond drill holes completed to date. Larger bodies of this syenite occur near the east shore of Ferguson Lake and a larger body underlying Uligattilik Hill borders the property’s eastern boundary.
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
The most significant drilling results obtained by the Corporation to date have been from the East and West Zones. Better grades of nickel-copper-cobalt-PGM mineralization within and marginal to the host gabbro intrusion in both of these zones are contained in lenses and pods of massive and semi-massive sulphides which have a lateral extent of 350 metres in the East Zone II to more than 4,000 metres in the West Zone. Two or more parallel lenses, separated by between 5 and 100 metres of lower grade sulphide mineralization and/or unmineralized hostrock, are evident in many of the holes drilled on the West Zone.
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
1999-2004 Exploration Programs
Since 1999, the principal focus of previous and current work has been directed to the West Zone, which has been traced by intermittent bedrock exposures, geophysical surveys and by a considerable amount of diamond drilling over a zone length of several kilometres. The zone has been tested by 72 Inco holes (10,833 metres) between 1951 and 1955 and by more than 95,000 metres of drilling in 234 holes by the Corporation since 1999.
Between 1999 and 2004, during which time the West Zone was tested by more than 150 holes plus five wedge holes (for a total of 62,000 metres) were drilled over 3 kilometres of strike length. Much of this drilling was designed to expand the zone both to depth and along strike with a number of deeper holes testing the deeper, western part of the zone between sections 52+00W and 68+00W in 2001. As shown in the resource study, most of these holes intersected intervals of several metres containing massive sulphides consisting of copper, nickel, cobalt and PGMs.
Much of the drilling undertaken on the West Zone between 2002 and 2004 was directed to definition drilling in 74 relatively shallow holes (20,200 metres) in the eastern part of the zone between sections 39+00W and 51+000W to better define near-surface sulphide mineralization.
The nature and scope of the 2002 — 2004 drilling programs consisted of collaring drill holes between existing holes such that this part of the West Zone has now been drilled on sections at an average of 30 metre spacings or less. Most holes intersected two or three (and in some cases, up to six), parallel sulphide lenses containing grades of at least 1% combined copper plus nickel, and over minimum hole lengths of 2 metres.. Most of the inclined holes drilled to date are essentially normal to the moderately north-dipping sulphide lenses, and apparent true widths of the various sulphide lenses range from 2 metres to a maximum of 45 metres, with an overall average of 7 metres. The down-dip extent of the various sulphide lenses is variable, and ranges from 20 to 250 metres. Many of the drill sections feature a well mineralized sulphide lens in one hole that may or may not continue through holes drilled up or down-dip of the mineralized lens.
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
The South Discovery Zone, a sulphide-bearing gabbro unit some 3 kilometres southwest of 119 Zone, has an exposed northeast strike length of 800 metres and is offset by two parallel, northwest-striking faults. Two holes drilled to test the central part of the zone in 1999 intersected 1.5 to 2 metres intervals of anomalous nickel, copper, cobalt and PGMs.

Near the western shore of Ferguson Lake, hole 11310 cut 13.5 metres grading 0.78% copper, 0.88% nickel and 1.44 grams/tonne PGM (palladium and platinum) plus a lower 5.8 metre interval containing 1.36% copper, 0.50% nickel and 0.69 grams/tonne PGM. As a result, a further two holes were drilled through ice-covered Ferguson Lake by the Corporation in the spring of 2000 in an attempt to further test this part of the zone some 40 metres down-dip of the previous intersections. The first hole was abandoned in lake-bottom sediments; the second hole intersected gabbro host rocks over three intervals, but base and precious metals value were low. This zone was further tested by ten holes in 2003 and 2004 as part of the definition drilling program undertaken in the eastern part of the West Zone. A degree of continuity of grades in sulphide lenses was identified and a part of this zone has been incorporated into the revised resource estimates for the West Zone.
2005 to 2008 Exploration Summary
In 2005, the Corporation’s exploration work included 16,861 metres of diamond drilling in 29 holes plus surface and airborne geophysical surveys. Ten deep holes (11,213 metres) were drilled on three sections to test the “gap” between the 119 Zone and the known western limits of the West Zone. The 119 Zone itself was tested by an additional two holes (2,116 metres). A total of 17 holes (3,523 metres) were completed in the West Zone “Pit Area”. Eight holes were drilled in an attempt to further define footwall PGM mineralization, while the remaining nine holes (1,140 metres) were drilled at various azimuths to provide information on the continuity and consistency of base and precious metal grades for a geostatistical study.
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
Geophysical surveys undertaken in 2005 included 9,624 line kilometres of helicopter-borne VTEM (Versatile Time Domain Electromagnetic) and magnetics, and surface and borehole time domain pulse electromagnetic surveys on various parts of the property by Crone Geophysics and Exploration Ltd. Other work completed in 2005 included ongoing metallurgical testwork on drill core samples directed to the recovery of base metals and platinum group elements.
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
During the fiscal 2007 drilling season, much of the drilling effort was designed to upgrade more of the existing Inferred Mineral Resource into the “Measured and Indicated” categories of resources throughout the West Zone utilizing a recommended closer drill spacing pattern. The 2007 drilling program was also designed to obtain more information about the low sulphide PGM mineralization located in the footwall of the West Zone. In addition to the 116 resource delineation holes, an additional 20 geotechnical holes totaling 246 metres were also completed in this program. This resulted in a record 136 holes drilled totalling 25,023 during the program.
The 2007 mineral resource estimate completed in early 2008, forms the basis of evaluation studies undertaken by Scott Wilson Roscoe Postle Associates Ltd.. This mineral resources estimate utilized the Inco drill results as well as those of the Corporation’s during the period 1999-2007.
During the fall of 2007, the Corporation completed a 19 hole drill program in the Main West Zone of Ferguson Lake. This initiative targeted the low-sulphide, PGM style of mineralization hosted in the Ferguson Lake Sulphide Intrusive Complex. This potentially high-grade, low-sulphide mineralization was identified along strike during previous drilling. It is situated approximately 30 to 50 metres below the PGM-bearing massive sulphide Main West Zone lenses in the footwall gabbro unit. The massive sulphide base metal/PGM resource that is currently identified and qualified in the Corporation’s NI 43-101 compliant July 2007 filing did not include this deeper, unique PGM mineralization.

In February 2008, the Corporation released complete fire-assay results from this PGM drill program. The results showed some high concentrations of PGMs. The data indicates significant mineralization at previously under-explored depths, but its extent and continuity are still not known.
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
Previous drilling has identified the presence of rhodium at Ferguson Lake (Hole FL02-132 contained a 0.1-metre interval assaying 2.58 grams per tonne). The indications of rhodium at Ferguson Lake were considered to be significant because of the strong price of this commodity. At the time of the release, the price of Rhodium was US$9,380 per ounce, which is equivalent to just over US$300 per gram.
In March 2008, the Corporation announced results of check assays and rhodium assays of this diamond drilling program. The check assays for platinum and palladium verified the prior results and three intersections assayed positive for rhodium, as follows:
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
In May 2007, the Corporation released a summary of its newly compiled National Instrument 43-101 2007 mineral resource for its Ferguson Lake property in Nunavut, Canada.
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
All sample results have been transmitted by the laboratory directly to the designated person at the Corporation who dispersed the results to the writers of the technical reports for initial review of results and the calculation of weighted average grades for the mineralized intervals encountered in the holes drilled to date. These data have been subsequently reported to the Corporation on a timely basis.
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
Drill Hole Database. Mineral resources have been estimated for the Ferguson Lake Property exclusively from diamond drill hole data. No systematic excavations or surface sampling have been completed that contribute to the resource estimation database. A total of 540 diamond drill holes have been completed on the property, and include those drilled by Inco during the 1950’s and those drilled by the Corporation from the period 1999 to 2006, for total metres drilled of 157,219.
Sample and Assay Data. The assay database of mineralized samples used in the resource calculations now numbers a total of 24,371 samples. All of the drill core samples collected by the Corporation have been analyzed by assay methods for nickel, copper, cobalt, platinum and palladium.

In addition, the Corporation has collected whole rock and trace element geochemical data on selected samples. The Inco samples were initially assayed only for nickel and copper. Subsequent to the Inco field programs at the Ferguson Lake Property (conducted to 1957), Inco re-assayed selected core samples for platinum, palladium, and gold. However, Inco has reported this precious metal data only as a total summation (i.e. platinum+palladium+gold equals total PGM). The total number of samples assayed account for a total of 26,896 metres of core analyzed.
Lithology. Logging by both Inco and the Corporation included the identification and documentation of rock types. This includes the major distinction between the intrusion, the country rocks to the intrusion, and massive sulphides. The country rocks are broken out into several types of amphibolites, gneisses, and granitic rocks. The intrusion is mainly described as gabbro with lesser hornblendite. Hornblendite is usually spatially associated with massive sulphide. Massive sulphide was broken out as a rock type in the lithological description of the core. Mafic to felsic dykes have been logged as cross cutting the country rocks and the intrusion.
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
Data Verification. In June 2007, R. Dennis Bergen, one of the authors of the 2008 Report visited the Ferguson Lake Property. During that visit, three core samples were collected from areas identified by the Corporation’s geologist as portions of the resource estimate. The samples collected are not representative of the whole deposit nor were there sufficient samples collected to provide a statistical comparison with the Corporation’s samples. The analyses undertaken did indicate the presence of copper, nickel, cobalt and palladium in quantities similar to those in the resource estimate, and the presence of palladium was noted.
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
The diamond drill programs have been managed for the Corporation since 1999 by Nicholson and Associates, a professional geological services company based in Vancouver and managed by Professional Geologists. Nicholson and Associates were responsible for data collection, data base management, drilling and analytical QA/QC, and data verification for the Ferguson Lake Property. The Corporation has relied upon Nicholson and Associates for the provision of the verified database for resource modeling. Aspects of drilling, sample security, assaying, data handling and verification are contained in the appropriate sections of this report. Verification of Inco data has been referenced in the Carter Report.
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
     West Extension and the East Zones
Drilling in the West Extension Zone has intersected mineralization between approximately 600 and 1,200 metres below surface. Drilling has been completed on 200 metre spaced sections, with holes on section spaced irregularly, with an average of approximately 100 metres. All of the drilling in the West Extension Zone has been completed by the Corporation. Similarly, the East Zone is characterized by comparatively widely spaced drilling but does include clusters of more detailed drilling in specific target areas. The East Zone contains a higher proportion of Inco drill holes. Given the drill hole spacing, a detailed geological model was not created for the West Extension or the East Zones and a polygonal approach to estimation was utilized.
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

Economic and Recovery Factors*:

Metal	Price per pound	Recovery
Nickel	US$7.00	93%
Copper	US$1.75	93%
Cobalt	US$15.00	64%
US$/CDN$ Exchange Rate: 1.18
Royalty Payable: 3% NSR
Operating Costs:
Basis Open Pit Mining — Cost per tonne milled:		CDN$75.00
Basis Underground Mining — Cost per tonne milled:		CDN$110.00

*	Economic, mining, and processing values used to establish block value and cut-off value have been established for the Ferguson Lake Project by Scott Wilson Roscoe Postle Associated Ltd and NeoFerric.
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
West Extension and the East Zones
     Assays and Intersections
Massive sulphide intersections in diamond drill holes in the West Extension and the East Zones were evaluated for economic potential using the data and parameters contained in the previous table set out above. The cut-off value of CDN$75 was used for evaluation of intersections in the East Zone and the cut-off value of CDN$110 was used for evaluation of intersections in the West Extension Zone. Intersections above cut-off value were incorporated into the resource estimate. In both the West Extension and the East Zones, a horizontal and vertical width of 2.5 metres was used as a minimum width. As the West Extension Zone includes only holes drilled by the Corporation, all of the Ni, Cu, and Co assay data were used to calculate intersection values. However, the intersection values used for the Inco holes in the East Zone, which do not have associated Co assay data, included an average Co grade of 0.08% Co, based on the average block grade from the Main West Zone.
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
Current Exploration and Development
Significant exploration and diamond drilling was undertaken during 2009. The diamond drilling was primarily designed to upgrade the confidence in the existing copper-nickel-cobalt sulphide mineralization through a series of interspaced and extended drill holes. Additionally, as in the fiscal 2008 program, a portion of the drilling was extended beneath the massive sulphide resource in an effort to further define the geometry and continuity of the low-sulphide PGM occurrence. The massive sulphide mineralization comprising the West Zone is currently being remodeled, and at the same time existing data is being utilized to construct the initial model for the low sulphide PGM mineralization located in the footwall of the West Zone.
The Corporation also began a program designed to assess the diamond, gold and base metal potential of the remainder of the claim block. This effort included processing and mineralogical study of 1100 till samples taken in 2005 and 2006 along with a thorough review of existing geophysics, and ground reconnaissance. This work resulted in the discovery of a microdiamond and three grains of native gold in separate till samples. Both the microdiamond discovery and the gold find in the Y Lake area are being followed up by a helicopter borne geophysical program consisting of a combined DigHEM and Horizontal Magnetic Gradiometer survey which will potentially define possible kimberlite bodies as well as sulphide-bearing structures and sulphide-bearing horizons that could host either base metals and/or gold mineralization. Results are pending.
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
•	Five widely spaced angle holes totaling 2,167 metres were completed along the North Zone, which is 1.5 km north of the West Zone. The holes intersected intervals of sub-massive sulphides, as well as veinlet-controlled and disseminated sulphides.

•	Three widely spaced angled core holes, totaling 1,243 metres, were completed on the Y Lake trend, which is located 20km south of the West Zone. These holes intersected sulphide-bearing intervals that contained geochemically anomalous copper, nickel, silver, gold, arsenic, and tellurium.

•	One angled hole, totaling 420 metres was completed on the Grizzly Trend, which is located 8 km south of the West Zone. This hole intersected several intervals of veinlet-controlled and disseminated sulphides containing anomalous copper, silver and tellurium.

•	Thirty six holes totaling 15,265 metres were completed in the West Zone. The drilling continued to identify high-quality massive sulphide mineralization and intersected low-sulphide high-grade PGM horizons.
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
Surface Exploration Program
In an effort to further evaluate its large land holding, the Corporation embarked on a grassroots surface exploration program to examine the kimberlite and gold potential of the Corporation’s 266 active claims comprising the Ferguson Lake project. In addition to the favourable geologic setting, the potential presence of kimberlites is reinforced by the active diamond exploration being undertaken by other companies on ground surrounding the Ferguson Lake project.
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
Although the exploration significance of the microdiamond has not yet been determined, since the recently completed mineralogical studies are somewhat inconclusive and the results of the recently completed airborne geophysical survey are pending, the presence of the microdiamond must still be considered encouraging. No striations were observed on the microdiamond and the crystal was not broken which suggests proximity to a nearby source; the size of the microdiamond is consistent with the size fraction (-35 to + 60 microns) being processed at the time; the possibility of off-site contamination has been disproven; the microdiamond bearing sample is located near a sample containing a possible ilmenite grain of kimberlitic origin and the sample in which the microdiamond was found is proximal to a geophysical anomaly previously interpreted as a possible kimberlitic body.
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

The Corporation has completed flying a combined DigHEM electro-magnetic survey and Horizontal Magnetic Gradiometer to further delineate possible diamond and gold targets in the vicinity of the Y Lake Trend. Although the results are still pending, the survey is expected to identify high potential geologic structures or horizons at a higher degree of resolution than the previous airborne survey. Surveying was completed by the beginning of May with a preliminary interpretation available in due course, typically 8 to 10 weeks after completion of the survey. Pending the results of this airborne survey, additional ground reconnaissance work, rock-chip sampling of targeted areas and closely spaced follow-up till sampling would be the next step. Additional diamond drilling will also take place if warranted.
STILLWATER PROJECT
On March 25, 2009, the Corporation released a Technical Report on their Ni-Cu-Co-Cr-PGM Stillwater Project in Stillwater and Sweetgrass Counties, Montana USA (the “Stillwater Project”) by Robert Suda, MSc, L.P. Geo., Alistair R. Turner, MSc, C.P. Geo., Curt Hogge, MSc, C.P.Geo (the “Stillwater Project Report”). The following summary of the Stillwater Project is reproduced from the Stillwater Project Report.
Project Description and Location
The Stillwater Project is located in south-central Montana, approximately 129 kilometres (80 miles) west-southwest of the city of Billings. The project area is in the eastern part of the Stillwater Complex, an Archean-age layered mafic-ultramafic magmatic intrusion exposed for 48 kilometres (30 miles) along the northern margin of the Beartooth Mountains. The Corporation’s Stillwater Project overlies a significant part of the exposed Stillwater Complex which is analogous in terms of lithologies and mineralization to the Bushveld Igneous Complex in South Africa and the Noril’sk/Talnakh deposit in Russia. Like these prolifically mineralized intrusive complexes, and as evidenced by the adjacent Stillwater platinum-palladium mine, as well as previous exploration results on the project, the Corporation believes its large land position covers several excellent PGM, copper-nickel-cobalt and chrome exploration targets.
The project consists of 42 patented and 186 unpatented lode and placer mining claims totalling approximately 1,647 hectares (4,070 acres). The Bureau of Land Management (“BLM”) fee for holding the claims is US$26,040 per annum. The patented claims are subject to property taxes, which total US$840 per year. On August 26, 2009, an additional 9,680 acres was added through a purchase and sale agreement with Beartooth Platinum Corporation (“Beartooth”). The Stillwater Complex and adjacent rocks have been known to contain copper, nickel, cobalt and chromium deposits since the late 1800s. More recently, deposits of PGMs have been recognized. Historical resources were defined on the properties, but are not in compliance with NI 43-101. The Corporation acquired the project on October 8, 2009, when it acquired 100% of Nevoro Inc. and its wholly-owned subsidiaries, by exchanging 0.87 of a common share of the Corporation for each common share of Nevoro.

The Corporation’s interest is held under three lease agreements:
1)	the Basal Zone Lease Agreement, a 10-year renewable lease with option to purchase agreement signed January 1, 2004. The lease covers 34 patented and 26 unpatented lode and placer mining claims, with payments of $500/month from the first to second anniversary date of the agreement, escalating after six years to $2,000/month, and carrying a 2% Net Smelter Royalty (“NSR”);

2)	the Mountain View Lease Agreement, a 10-year lease with purchase option for 1 patented and 77 unpatented claims, signed February 1, 2004, and requiring $10 due upon signing, a US$50,000 payment upon the first 5-year term extension, a $500,000 advance royalty at mine construction, and a 2% NSR royalty; and

3)	the Benbow Mine Lease Agreement, a 25-year lease option to purchase agreement signed July 14, 2008, consisting of seven patented lode mining claims and requiring minimum annual payments of $50,000 graduating to $100,000 annual payments after year six, and a 5% NSR royalty that can be purchased.
The unpatented mining claims in the Stillwater Project are all on federal lands administered by the United States Forest Service (“USFS”) and require an archaeological review and an operating plan approved by the USFS in order to conduct any exploration likely to cause “significant disturbance of surface resources”. Additionally, any mechanized exploration activities in the state of Montana require a Montana State Exploration License and subsequent site-by-site approvals from the Montana State Department of Environmental Quality (“DEQ”). After a plan of operations is submitted, a site visit between the applicant, the DEQ and the USFS is arranged, during which visit a reclamation bond is usually calculated. The DEQ requires a reclamation bond of not less than US$200 per acre or fraction of an acre for the land that will be disturbed. Once the bond has been submitted, the appropriate agencies can grant approval. Exploration activities on the patented claims do not require permits or approval from the USFS, but do require approval from the state DEQ.
The permitting-licensing-bonding process in the Stillwater area can often be completed in as little as three months’ time; however, in some instances the process can take up to a year, or more, depending on various logistical, cultural and access issues. Once exploration permits are granted, they are usually valid for one year, but may be extended.
The Corporation has received its Montana State Exploration License to conduct exploration, including drilling, in the state. The Stillwater Project has received an approved Plan of Operations (Categorical Exclusion) from the USFS, and approval from the state DEQ for core drilling at 22 sites from three approved permits on its claim blocks.

These sites may be used for more than one drill hole should a different angle or azimuth be required. A Plan of Operations is in progress for six other drill sites with approval waiting for completion of an archaeological study expected in July 2010. The Corporation also controls water rights or has permits for several water sources within the project area.
The Corporation’s properties include many old inactive mine workings or prospect pits, none currently considered to be potential environmental liabilities.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The project site is reached by exiting Interstate Highway I-90 at Columbus, Montana, then traveling 19 kilometres (12 miles) south on Montana Highway 78, 5 kilometres (3 miles) south of Absarokee, to County Highway 419, then 42 kilometres (26 miles) southwest to the Stillwater mine, in Nye, Montana. From the mine site, the properties are reached via a series of gravel roads maintained by the US Forest Service or the Stillwater Mining Company.
The area is mountainous with elevations on the property ranging from 1,500 to 2,835 metres (5,000 to 9,300 feet) above sea level and deeply incised by several rivers, notably the Stillwater River which flows through the central portion of the Stillwater Project. The mountain slopes are covered with pine forest, with adjacent glacial valleys used for ranching and farming. The vast primitive mountainous area immediately south of the project area offers fishing, hunting, camping, and hiking for tourists.
The climate is typical of Montana mountain ranges, cool and dry with common gusty to strong winds. Temperatures in the summer months can reach 27°C (80°F) or more and drop below -18°C (0°F) in the winter months with heavy snowfall at higher elevations. Exploration field operations can generally be conducted from May through October, but heavy snowfall can occur late in May and begin as early as mid-October, which can impede exploration drill operations at higher elevations. The nearby Stillwater mine operates year-round.
History
The Stillwater Complex and adjacent rocks have been known to contain copper, nickel, cobalt and chromium deposits since the late 1800s. More recently, deposits of platinum group metals (PGMs), iron (in meta-sedimentary rocks) have been recognized. Exploration has since been carried out intermittently by prospectors and various large and small mining companies. Discoveries include important Ni-Cu-Co deposits, two commercial chromite deposits, and more recently the JM Reef, which now is North America’s largest and richest PGM operation.
Most of the previous exploration was done by Anaconda Minerals Company (“Anaconda”) from the 1920’s to 1985. Historical drilling on the Corporation’s properties targeted Ni-Cu with lesser drilling for chrome and PGM mineralization. The principal Ni-Cu targets of this drilling were Mouat, Nye Basin, Benbow, Crescent Creek and Initial Creek. Historical resources were defined at all except Crescent Creek. The most advanced Ni-Cu prospect is Mouat, where Anaconda drilling defined a Ni-Cu deposit of 25.45 million tons grading 0.50% Ni and 0.48% Cu based on their last estimate in 1973 (Note: This is an historical resource estimate which is not compliant with current CIM standards required by NI 43-101). None of the drill-defined Ni-Cu resources have been mined.
Two chromite mines were in production on the Corproations holdings — the Mountain View mine and the Benbow mine. Developed by Anaconda and mined by American Chrome Company during the Korean War, the Mountain View mine produced 920,000 short tons (835,000 tonnes) of concentrate averaging 38.5 wt percent. The Benbow chromite mine, produced 64,791 tons (58,778 tonnes) of concentrate at a grade of 41.5 wt percent Cr203 during World War II. Significant resources remain for both deposits. There has been no known production of PGMs from the Corporation’s properties.
Geological Setting
The Stillwater Project is hosted by the Stillwater Complex, a large differentiated, mafic to ultramafic, layered intrusive body. It has been moderately metamorphosed, tilted, and eroded, then unconformably overlain by Paleozoic sedimentary rocks. The Complex is comprised largely of layered cumulates. Cumulate stratigraphy (i.e., magmatic layering) in the Stillwater Complex is the result of repeated intrusive pulses of mafic magma, and is comprised of three distinct, district-scale rock series: (1) the Basal Series, (2) the Ultramafic Series, and (3) the Banded Series.

There are 15 successive pulses of mafic magma, with pulse crystallizing cyclic successions of olivine cumulate at the base, grading upward to olivine-bronzite cumulate and finally bronzite cumulate. The Basal and Ultramafic series underlies most of the Nevoro holdings. In the Mouat-Mountain View area, the Basal Series is cross-cut by a series of reverse, high-angle transverse faults, bounded to the north by the Lake Fault, a large south-dipping reverse fault, and to the south by the Bluebird Thrust. The igneous stratigraphy in this area strikes approximately N30°E and dips 50-60° NW. The Nye Basin and Benbow areas are separated by the major, north-south trending Big Seven transverse fault. Quartz monzonite and lesser aplite/quartz-hornblende diorite intrusive are present in the immediate footwall to the Basal Series rocks. The Crescent Creek area is an isolated claim block located about 7 kilometres west of the Mouat-Mountain View area. The upper part of the Basal Series in Crescent Creek is believed to be thick compared to the same section in the Mouat area, suggesting a proximity to a significant magmatic basin. Slumps and rolls in the chromitite units indicate a basin immediately to the west.
The similarities between the Bushveld in South Africa and Stillwater Complex are: a similar sequence of layered, intrusive stratigraphy, the general stratigraphic magmatic levels that host the mineral deposits, and the similarities of the mineral deposits. Both complexes contain a Ni-Cu+PGM bearing lower or basal zone overlain by an ultramafic cumulate zone that contains seams of chromitite cumulates. In both complexes, some of these chromitites are PGM-bearing, such as the productive UG2 in the Bushveld and the A and B chromitites in the Stillwater Complex; both host a major PGM bearing sulfide reef in the lower part of the mafic banded series, the JM Reef in the Stillwater and the Merensky Reef in the Bushveld.
Mineralization
Five main types of mineralization are recognized in the Stillwater Project:
1.	Nickel-copper- cobalt + PGM sulfide mineralization hosted in the Basal Series;

2.	PGM + gold mineralization enriched in chromitite seams, mainly the A and B chromitites within the Peridotite member of the Ultramafic Series;

3.	PGM mineralization associated with the Volatile Enriched Zone (“VEZ”);

4.	PGM mineralization hosted by intrusive, discordant dunite bodies in the Peridotite member of the Ultramafic Zone; and

5.	Chromite mineralization hosted in Peridotite member Ultramafic Series.
The principal minerals found in the Basal Series are pyrrhotite, pentlandite, chalcopyrite, and pyrite, platinum alloys, gold and silver. Potentially important are the Ni-Cu-Co sulphide mineralization in the Mouat deposit and in the less-intensely drilled Nye Basin, Benbow and Crescent Creek prospects. The Mouat area is to-date the largest and most thoroughly tested deposit with mineralization occurring over an area of about 1,220 metres (4,000 feet) by 610 metres (2,000 feet). Thickness of the mineralization is quite variable with drill intercepts of greater than 0.2% Cu ranging from 6 metres (20 feet) to more than 43 metres (140 feet). Massive sulfide mineralization is apparently localized associated with diabase dikes and as high grade sulfides concentrated in local depressions or basins along the footwall basal norite-hornfels contact zone.
At Nye Basin, Ni-Cu-Co sulfide mineralization is present in the Basal norite hornfels breccia. The main sulfide mineral is pyrrhotite, occurring in coarse masses or as fine disseminations. At Crescent Creek, the sulfide mineralization is present as net—texture sulfide in the Basal Series bronzite and cordierite-pyroxene hornfels and quartz-rich cordierite-pyroxene hornfels.Sulfide mineralization is within basinal features rather than basement high features.
Volatile Enriched Zones consist of large pockets of high-grade PGM mineralization possibly related to syn-depositional faults active during periods of PGM mineralization. One promising VEZ target is a largely untested magnetic anomaly on the mountain slope above the old Mountain View mine site, possibly a large area of PGM mineralization related to the JM Reef. Perhaps related to VEZ zones are very coarse-grained lenses, small, pipe-like discordant bodies of dunite, referred to as discordant dunites. These discordant bodies can host PGM mineralization and chromite pods and lenses. Grab samples from the Crescent Creek dunite reportedly returned Pt-Pd values up to 80 g/t.

Exploration
The only exploration the Corporation has done to date on the Stillwater Project has been core drilling. A significant amount of time has been devoted to reviewing and auditing available maps and data. This activity has included field checks of drill locations, old workings and other features to determine accuracy of data. In addition, claim boundaries in the Nye Basin area were check surveyed by registered surveyors to check for any discrepancies particularly along boundaries with competitor claims. Re-logging and re-assaying of available Anaconda Mouat drill core was also completed.
Drilling
The Corporation drilled two core holes totalling 2,487 feet (758 m) in 2008 in the Mountain View area, near Anaconda’s historical Ni-Cu-Co sulfide drilling. The objective was to test the PGM bearing A and B chromitite units hosted in the lower Ultramafic Series. MV-08-01 was abandoned at 393 feet/120m, far short of reaching the projected PGM target horizon.
MV-08-02 was drilled to a depth of 2,094 feet (638 m). The hole intersected 7 chromitite seams. The uppermost B seam contained high-grade PGMs with initial assays showing 8.9 g/t Pt+Pd over an estimated true thickness of 1.4 feet (0.43 m), and a re-assay of the same interval using more precise methods showing 11.34 g/t total PGM (Pt+Pd+Rh+Os+Ir+Ru). The three other B chromitite seams and the three A chromitite seams in this hole also contained anomalous PGMs. These results apparently confirm that the number of PGM bearing chromitite seams and overall thicknesses of the chromitite units increase down dip. The hole also hit disseminated and semimassive sulfides hosted with locally anomalous nickel and copper values in the Basal Series and very anomalous gold.
Sampling and Analysis
The Corporation re-sampled and assayed 215 drill core samples from surviving portions of eleven diamond drill holes from historical drilling completed by Anaconda in the Mouat Ni-Cu-Co resource area. This was done to verify the Anaconda copper and nickel assays and to analyze the high sulphide intervals for PGM, cobalt, gold and other elements not assayed for by Anaconda.
Results of this work indicate anomalous Pt, Pd and Au in some samples. Two samples returned significant Pt values; interval 796-802 feet of hole 386-322 with up to 20% sulfide contained 0.491 ppm (g/t) Pt; and interval 469-473 feet of hole 366-304 contained 0.436 ppm (g/t) Pt. Three samples have > 0.1 (g/t) Pd with the highest being 0.178 ppm (g/t). Several samples contained elevated gold values confirming previous results by Anaconda. Nine samples contained greater than 0.5 ppm (g/t) Au and one sample reached 1.16 ppm (g/t) Au.
Elevated gold values were associated with high sulfide totals and often correlated with high copper and nickel assays towards the base of the Basal series. Seven samples contained greater than 1.0% copper, with one sample returning 3.6% copper. In spite of the different assay and digestion methods, there is a general comparison of the copper and nickel results between Anaconda and the Corporation’s assays.
The Corporation completed petrographic and microprobe analysis of nine core samples selected from available Mouat core drilled by Anaconda in the 1930s and 1970s. The purpose of this study was to investigate the mineralogy and mineral chemistry of the Basal Zone Ni-Cu sulfide in order to understand potential metallurgical aspects of the deposit, focusing on Ni recoveries.
Detailed petrography and scanning electron microprobe analyses of 199 sulfide grains in these samples show 87% of the Ni occurs in pentlandite, 13% in pyrrhotite. This suggests that conventional smelting methods for Ni recovery is not feasible for the Mouat sulfide but alternative hydrometallurgical processes might be considered.

Historical metallurgical studies, mainly from Anaconda on the Ni-Cu sulfide mineralization from Mouat and Nye Basin also indicate conventional flotation methods for the sulfide ore are problematic because of the nickel distribution in pyrrhotite and pentlandite. Alternatives to conventional recovery methods were suggested.
Mineral Resource and Mineral Reserve Estimates
The Stillwater Project currently contains no mineral resources or reserves that comply with the CIM reporting standards as required by NI 43-101.
Recent Developments
Three general targets present on the Corporation’s Stillwater Project are of particular interest with respect to the exploration of PGM mineralization. These include the “A” and “B” chromitites located near the base of the Ultramafic Series, the Volatile Enriched Zone (“VEZ”) located at the top of the Ultramafic Series and the potentially strongly mineralized discordant dunite bodies cutting the Ultramafic Series. The VEZ target lies a few hundred feet west of and down section of the JM Reef, which is a PGM-bearing complex that is currently being exploited by Stillwater Mining. (A schematic of the Corporation’s claims in the Stillwater district is available on the Corporation’s website.). the Corporation’s priority was to assemble all of the historical data from the Stillwater Project and the new claims purchased from Beartooth.
The Corporation has planned a six-hole diamond drilling program in the summer of 2010. The drilling program will focus on two PGM targets, drilling approximately 1,000 metres of core in six angled holes, plus geologic mapping and geochemical sampling. The PGM targets, at elevations ranging from 2,590 metres to 2,896 metres, include the VEZ, located at the top of the Ultramafic Series, and a potentially high-grade, discordant dunite body cross cutting the Ultramafic Series.
The VEZ is considered by the Corporation geologists to be largely magmatic in origin and is thought to have considerable size potential. It is a graphite/sulphide-bearing horizon that is subparallel to and is located 150 to 400 metres down section (south) of the JM Reef currently being mined by Stillwater Mining Company. A helicopter-borne electromagnetic and aeromagnetic survey flown in 2000 indicated the VEZ exhibits a nearly continuous conductivity anomaly, believed to represent sulphide mineralization approximately 12 kilometres in length west of the Stillwater River, located on the Corporation’s claims. Previous sampling on this segment reportedly averaged 0.13 ounces per ton (4.45 g/t) platinum and 0.32 ounces per ton (10.96 g/t) palladium over a width of 7.6 metres (25 feet). The drilling program is designed to follow-up on previous surface samples that averaged 18.3 g/t Pt+Pd with an average Pd:Pt ratio of 2.5:1. The Corporation plans to drill five angled diamond drill holes in the VEZ.
The second PGM drill target in the 2010 exploration program is a PGM-bearing discordant dunite body, approximately 250 metres in diameter, located in the Crescent Creek area. This intrusive body may be analogous to strongly mineralized, discordant dunite bodies present in the Bushveld Complex. Previous rock chip grab samples from the Crescent Creek dunite area reportedly returned combined Pt+Pd grades in excess of 80 g/t. Additionally, this target possesses a strong PGM soil geochemical anomaly that is 900 metres by 300 metres in size. The Corporation plans to drill one angled core hole through this body to test the PGM content.
MOONLIGHT PROJECT
The Moonlight Project has been described in detail in two NI 43-101 Technical Reports prepared for Sheffield Resources Ltd. (“Sheffield”), both of which are available for viewing or downloading on www.sedar.com.
• “Summary Report on the Moonlight Copper Property, Plumas County, California for Sheffield Resources Ltd.” by George Cavey, P.Geo., March 22, 2005.
• “Technical Report and Resource Estimate on the Moonlight Copper Property, Plumas County, California for Sheffield Resources Ltd.” byGeorge Cavey, P.Geo. and Gary Giroux, P.Eng., April 1, 2007 (the “2007 Technical Report”).

The following summary of the Moonlight Project is reproduced from the Summary section of the 2007 Technical Report.
Summary
The Moonlight Property, is located approximately 22 kilometres (12 air miles) southwest of the town of Susanville in Plumas County, California which is in turn approximately 137 kilometres (85 miles) northwest of Reno, Nevada. The property consists of eight unsurveyed, unpatented, contiguous optioned mining lode claims, 6 fee property claims, 36 patented lode mineral claims and 289 wholly owned contiguous, unsurveyed, staked claims covering an area of approximately 2,775 hectares (6,857 acres). The Corporation has the right to earn 100% in the 8 lode mineral claims that are part of the original Moonlight property holdings based on fulfilling certain conditions and obligations and is subject to a purchasable 2% royalty. In April 2006, the Corporation entered into an option with California-Engels Mining Company to lease and purchase 6 fee property claims and 36 patented lode claims subject to certain conditions and obligations including a capped 2% royalty. The claims contain the old producing Engels and Superior copper mines. The California-Engels claims lie adjacent to the existing Moonlight project claims and now form a large contiguous 2,775 hectare (6,857 acre) group of claims.
Plumas County was actively explored between 1863 and the 1930’s. Copper was first discovered in the Lights Creek area by Henry Engels who in 1885 made a copper discovery that eventually became the Engels Mine and Superior Mines. Initial operations began in 1890 and continued to 1930 with the main period of operation between 1915 and 1930. Both mines shut down in the 1930s and since that time there have been sporadic periods of exploration activity. The Engels and Superior Mines have reported joint production of about 161.5 million pounds of copper, 23,000 ounces of gold and 1.9 million ounces of silver recovered from 4.7 million tons of ore between 1914 and 1930. Mill recovery averaged about 80% during this period of operation, indicating a feed grade of about 2.2% copper and 0.5oz/ton Ag and 0.005 oz/ton Au. The Walker Mine, located approximately 20 km southeast of the Moonlight property in the same Plumas Copper Belt, is reported to have produced about 168 million pounds of copper, 180,000 ounces of gold and 3.6 million ounces of silver from 5.3 million tons of ore from 1916- 1941.

The Moonlight property is hosted in the Lights Creek intrusive stock which lies near the triple point junction of the Cascade, Sierra Nevada, and Basin and Range provinces which accounts for a very complex regional geological environment. The Mendocino fracture zone, which also contributes to the geological history of the area, is an east-west trending feature that passes near the Moonlight property. The Mendocino fracture zone appears to terminate against the northwest trending Walker Lane right-lateral strike-slip shear system that contains the past producing Yerington porphyry copper deposit. The Lights Creek intrusive stock is thought to have been formed as a satellite intrusive body to the large Sierra Nevada batholith and intrudes low-grade metamorphosed Jurassic-Triassic aged volcanic and sedimentary rocks. The age of the Lights Creek stock and subsequent mineralization of the stock is thought to be approximately Early Cretaceous to Palaeocene and therefore the same general age as the copper deposit at Yerington. The Moonlight copper deposit is classified as a porphyry copper deposit with associated gold, silver and molybdenum credits.
The Lights Creek stock appears to be unique to Northern California as it hosts porphyry copper-type mineralization. At least three zones of copper mineralization have been delimited by past workers. The primary copper bearing minerals occurring in the Moonlight Valley deposit are bornite and chalcopyrite with lesser amounts of covellite and chalcocite. In addition to the copper minerals, other metallic minerals found within the deposit are magnetite, hematite (especially specularite), and minor amounts of pyrite. There seems to be a crude copper metal zonation, with the core containing best copper mineralization as bornite and minor amounts of chalcocite. Away from the core, the copper grade decreases, with chalcopyrite increasing and bornite decreasing in concentration. Farther away from the high-grade centers, pyrite increases and the copper grade drops. There appears to be limited supergene enrichment at the Moonlight deposit as observed on surface and in the tops of some drill holes and is indicated by the occurrences of limonite, malachite, azurite, chrysocolla, and native copper.
Structure appears to play a significant role in the controls to the better copper mineralization. Various workers have noted the existence of near vertical, well mineralized shears that may contain significant as yet under determined concentrations of copper mineralization. All of the drill holes at the Moonlight deposit were vertical and so would never properly test a near vertical system. Therefore, a vertical copper mineralized system will likely not be reflected in the drilling done to date and so the importance of these vertical systems to the overall grade and tonnage will not be known until angled holes are drilled throughout the Moonlight deposit.
Most of the work completed on the property was done by Placer Dome (or its subsidiary American Exploration and Mining Co. (“Amex”)) from 1962-1994. Amex was a subsidiary of Placer Development Limited which changed to Placer Dome Inc. in 1987 and thereafter operated in the United States as Placer Dome US, Inc. Work included regional and property wide soil geochemical surveys, geological mapping, geophysics, metallurgical testwork, computer modeling and diamond drilling. In total, 199 diamond drill holes have been completed in the Moonlight deposit for a total footage of 99,436 ft.
A number of historic resource estimates have been generated by Amex/Placer Dome. These estimates do not follow the requirements for reserves and resources outlined in NI 43-101 as they were estimated prior to NI 43-101. The authors are not aware if these estimates were derived using the standards now outlined in NI 43-101, however the resource estimates have been obtained from sources believed reliable. The resources estimates are considered historic, are relevant but have not yet been categorized into current CIM terminology. The following table summarizes the various resource estimates completed by Amex/Placer Dome.

		Grade	Cutoff	Category
Year	Tons	Cu%	Cu%	(pre 43-101)	Estimation Method	Author
1972	174,000,000	0.406	0.25	Geological Reserve	Inverse Distance to the 5th power as a bock estimator	Rivera, Amex

1972	180,000,000	0.390	0.23	Mineable Reserve	Inverse distance to the 5th power as a block estimator, Strip Ratio 2.7:1	Rivera, Amex

1991	161,000,000	0.319	0.25	Ore Reserves	Inverse distance to the 5th power as a block estimator	Geasan, PDUS

1991	80,190,000	0.366	0.30	Ore Reserves	Inverse distance to the 5th power as a block estimator	Geasan, PDUS

1991	171,000,000	0.315	0.25	Ore Reserves	Ordinary Kriging	Hartzell, PDUS

1991	91,965,000	0.357	0.30	Ore Reserves	Ordinary Kriging	Hartzell, PDUS

All drill holes used to provide the PDUS estimates were vertical. The most recent estimates by Hartzell noted that his estimates did not adequately reflect the near vertical localized controls to the mineralization and recommended further testing with angled holes. Precious metals results were also estimated, but the assays were for 100 ft composited intervals. Rivera (1972) has estimated 0.10oz/ton silver and 0.0016oz/ton gold credits in the deposit, although these estimates are not included in the historic resource estimates. Precious metals have not been routinely studied in all the past work and all future interval drilling should include full analyses for both gold and silver.
During the early phases of drilling, Placer/Amex completed parallel core and sludge analyses of selected intervals in seven drill holes. Six of the seven holes returned sludge results that averaged a 48% increase versus the core assays, and only one of the holes returned sludge results that were lower than the corresponding core assay results. Although no final conclusions can be developed from these results, a preliminary conclusion is that the reported grade of the Moonlight deposit may be understated.
Subsequent to the earlier, 1972 Amex, resource estimates, Placer/Amex completed a study on the deposit concentrating on just the oxide component contained within the Moonlight body. The oxide material was noted by the various workers who generated the resource estimates but was included in the overall estimates. Placer/Amex determined that there were other distinct oxide bodies contained within and around the Moonlight deposit.
Placer had estimated the potential for 12.2 million tons of oxide material at an average grade of 0.54% Cu overlain by 10.8 million tons of waste at zero grade at the Moonlight Deposit (not compliant with NI43-101). This estimate was based on results from 48 core holes using a cutoff of 0.25% Cu. Preliminary metallurgical testing indicates that 65-90% of the copper may be recovered by leaching with reasonable acid consumption. Much of the 10.8 million tons was characterized as waste due to the lack of core recovery for the top 3 to 9.1 metres (10-30 feet) of the drill holes during Placer’s drilling. Further drilling and careful sampling will be required to test the top sections of all new holes to try and get a truly representative grade for the Moonlight oxide target.
Sheffield recovered greater than 0.25% mineralization virtually from the near surface when drilling adjacent to holes where Placer reported 6 metres (20 feet) of overburden. This suggests that the target size for an oxide resource at the Moonlight Deposit may be larger than the 12 million tons estimated by Placer and in addition, it would have a low stripping ratio.
Potential for additional tonnages of oxide mineralization exists at other sites on the Moonlight Projects lands including the Engels mine site and several areas south and west of the Moonlight deposit. Placer encountered 2.86% Cu oxide mineralization from 18.6 to 37.5 metres (61-123 feet) with no core recovery to 18.6 metres (61 feet) on the Main Zone in diamond drill hole E-2 at the Engels Mine. Sheffield took ten samples of limited surface exposures on the Main Zone. The ten samples averaged 1.66% Cu, 16 g/t Ag and 0.12 g/t Au across 2.4-6.1 metres (8- 20 feet). The copper acid solubility of these ten samples averaged 78%.
Limited sampling at the surface in the area south of the Moonlight deposit has shown high grade copper in structures with a wide variety of orientations in the metavolcanics. In addition to the high grade copper these samples have shown higher grades of gold and silver than have been found elsewhere in the district. ML-503 hit 20’ of 3.4% copper in metavolcanics in this target area to the south. A zone of high grade copper oxide with gold and silver credits is postulated but will need further drilling to define.
Another oxide target that has been identified by past Placer work includes an area west of the Moonlight deposit where two core holes encountered 18.3 metres (60 feet) of 0.467% Cu and 6.1 metres (20 feet) of 0.566% as exotic copper oxide mineralization at the surface in sandstones about 600m (approximately 2000 feet) west of the Moonlight Deposit. These holes were never offset and present additional potential to significantly expand the oxide mineralization.

The project was put on hold from 1971-1994, with respect to any new field exploration, due to the declining copper prices in the early 70’s and the change in focus within Placer/Amex, subsequently Placer Dome US (now Barrick), in the late 1980-early1990’s. In 1994, Placer dropped all interest in the project, allowed the claims to lapse and in September of that year, the current holder staked the core claims which have remained in his control since that time.
In June 2004, Sheffield optioned the core claims from Les Storey and proceeded to stake an additional 289 claims surrounding the original optioned Diane claim block. In April 2006, [Sheffield?] acquired the California-Engels claims which contain the historic Superior and Engels past producing copper projects. Both mines shut down in the 1930’s and since that time there have been sporadic periods of exploration activity.
Work by Placer/Amex in the 1970’s determined that there may still be a small open pit potential of approximately 2 million tons grading 0.65% Cu (not to NI43-101) remaining in the pillars and immediate areas. Additional indicated and inferred resources of 19 million tons averaging 0.63% Cu (not to NI43-101 requirements) are reported to exist underground and were not considered amenable to open pit mining methods of the 1970’s. Placer/Amex also reports a small tonnage, 68,000 tons of 2% Cu (not to NI43-101 requirements) remaining in the shaft level sill pillar. The underground mineralized areas are no longer accessible by the previous production shafts and adits.
The Superior mine is a previously mined deposit consisting of a stockwork of seven parallel, northeasterly striking, and easterly dipping vein zones. A large body of disseminated copper mineralization has been identified at Superior as the result of work completed by Placer/Amex. They drilled approximately 96 drill holes or approximately 50,200 feet of diamond drilling (including 3,550 ft of rotary drilling) from 1964-1968. Preliminary computerized “ore reserves” (not to NI43- 101 requirements) were estimated by Placer/Amex of 43 million tons grading 0.559% Cu with a 0.3% Cu cutoff. In 1971-72 Placer/Amex completed further computer designed resource estimates using a 0.25% cutoff and reported “minable reserves (smoothed ultimate pit)” (not to NI43-101 requirements) using the inverse distance to the 5th power as a block estimator, of 39 million tons grading 0.41% Cu with a strip ratio of 1.2:1.
The old Placer resources at the Superior and Engels mines, as well as at the Moonlight deposit, are considered historic and relevant and do not follow the requirements for reserves and resources outlined in NI 43-101. Additional sampling and testing, including a proper QC/QA program will be required before any of these historic resources can be considered current.
In 2006-7, Sheffield completed a detailed surface sampling program at the Moonlight deposit and surrounding area (85 samples), as well as a detailed underground chip-channel sampling program at the Superior mine. The Superior and Engels sampling consisted of 12 rock chip, channel or grab surface samples, and 24 tailings samples. A total of 151 chip-channel samples were collected as well as 32 samples of splits from the old Placer underground drill core.
Sheffield completed an 11,135 foot, 14 hole diamond drill program on the Moonlight project in 2006. At the conclusion of that work, Sheffield completed a first time release of mineral resources announced on March 27, 2007. The resource was estimated using the metal grades by a combination of kriging and indicator kriging methods. The data base for the Moonlight Deposit consists of 207 drill holes with 11,165 sample intervals. A total of 194 diamond drill holes were drilled by Placer Development Ltd. (now Barrick Gold Corporation) in the 1960’s and 12 diamond drill holes were completed in 2005-06 by Sheffield. The Placer programs were done using “BX” gauge diamond core drilling, while the more recent Sheffield program used larger diameter “HQ” gauge diamond core drilling.
Placer recognized that it lost significant amounts of copper during its drilling in the 1960’s and because of this copper grades estimated from Placer’s data are conservative. Sheffield used large diameter core and angle drilling to maximize copper recovery. The current resource estimation compared grade distributions using Placer’s drill data with distributions of grade from Sheffield’s drill data.
While gold and silver assays compare reasonably well between the two programs, copper grades from Sheffield’s holes are significantly (44%) higher on average than copper grades from Placer’s drill results. This indicates that as drilling continues and Sheffield’s current drill data gradually replaces the older Placer data, the estimated average copper grade of the deposit may increase due to better sampling and better geological modeling.

Moonlight Indicated Resource Grade-Tonnage Table

		Grade > Cutoff
Cutoff Cu%	Tons > Cutoff	Cu%	Au oz/t	Ag oz/t
0.20	161,570,000	0.324	0.003	0.099
0.25	114,570,000	0.366	0.003	0.112
0.30	76,150,000	0.413	0.003	0.124
Moonlight Inferred Resource Grade-Tonnage Table

		Grade > Cutoff
Cutoff Cu%	Tons > Cutoff	Cu%	Au oz/t	Ag oz/t
0.20	88,350,000	0.282	0.003	0.089
0.25	48,850,000	0.329	0.003	0.107
0.30	23,720,000	0.390	0.003	0.118
The Corporation has outlined a large sulphide body, the Moonlight copper deposit. This deposit remains open at depth and along strike. In addition to the sulphide deposit, work by Placer in the 1970-90’s and reconfirmed by Sheffield in 2005- 2007 has indicated that a near surface oxide body could be readily outlined. Phase II is recommended to test the oxide potential at the Moonlight deposit and at the Engels mine and to include preliminary metallurgical testing of the oxide material at both locations. In addition, it is recommended that the Corporation continue to develop the sulphide resource in parallel with testing the oxide potential. Phase III will consist of further detailed testing of other targets on the project. To date, Placer and Sheffield have determined that there is still mineralized material in the Superior mine.
Recent Developments
The following section summarizes activities carried out by Nevoro Inc., prior to its acquisition by Starfield, since completion of their 2007 Technical Report, the summary of which is reproduced above. The recent information presented below was prepared by Mel Klohn, the former Vice President, Exploration, of Nevoro Inc., a Licensed Professional Geologist and Qualified Person as currently defined by NI 43-101. The activities are as follows:
1.	In August, 2008, Sheffield was acquired by Nevoro. Sheffield is now a wholly-owned subsidiary of Nevoro.
2.	Sheffield/Nevoro staked 122 new Teagan claims, unpatented lode mining claims totaling approximately 2,067 acres contiguous with the 289 previous Teagan claims. This ground was staked principally as “protection” acreage, the geological merit of which has yet to be determined. All of the projects unpatented claims — 411 Teagan claims and 8 Diane claims — are currently in good standing with all required BLM maintenance fees paid through August 31, 2009
3.	Sheffield/Nevoro carried out a limited amount of new surface sampling, primarily discontinuous channel and trench samples in the Engels Mine area designed to help better define the area of supergene oxide-copper mineralization.
4.	Sheffield/Nevoro drilled 5 new core holes (735.5 m) on the Engels Mine target to delimit the supergene oxide-copper mineralization.
5.	Sheffield/Nevoro drilled one deep (433 m) step-out core hole on the Moonlight deposit and six short vertical core holes (less than 60 m) to examine possible shallow oxide mineralization across the main part of the deposit.

6.	Sheffield/Nevoro has initiated a program of intensive compilation and digitization of the historical Moonlight Project data.
None of these recent activities, all of which were supervised by Qualified Persons, have to date had any material effect on the Moonlight project.
On October 29, 2009, the Corporation announced its plans to drill at the Engels Prospect to follow up on drilling performed in 2007 where several intervals exceeding 4% copper were encountered. The information gained from this drilling will provide a better understanding of the geology and nature of the copper mineralization present, and will be used to plan further drilling on this high potential target. The recently completed preliminary core drilling program consisted of three angle holes totalling 574 feet (175 metres).
The Corporation announced initial assay results from the above-noted drill program on November 25, 2009. Assay results have been received for two of the three holes drilled. Diamond drill hole number ME09-01 was drilled to a depth of 250 feet. The first 140 feet averaged 1.88% copper, including a 13.5 foot interval between 96.5 feet and 110 feet that averaged 5.36% copper and a 10 foot interval between 130 feet and 140 feet that averaged 8.23% copper. In addition, hole number ME09-01 contained a 31.5 foot interval between 158.5 feet and 190 feet that averaged 3.38% copper, which included a 10.5 foot interval averaging 8.87% copper.
Diamond drill hole number ME09-02 was drilled to a depth of 134 feet. The first 74.3 feet averaged 3.26% copper, including a 6.5 foot interval between 32.5 feet and 39 feet that averaged 6.74% copper and a 17.3 foot interval between 46 feet and 63.3 feet that averaged 9.94% copper. In addition, there was a 9.7 foot interval between 79.3 feet and 89.0 feet that averaged 11.25% copper. A cross-section of holes ME09-01 and ME09-02 can be viewed on the Corporation’s website. The intervals listed are drill core lengths and do not necessarily depict true width.
On December 1, 2009, the Corporation announced additional assay results from the Corporation’s drill program at its Moonlight copper project. The table below provides silver assay results from the same two holes. The intervals listed are drill core lengths and do not necessarily depict true width.
Moonlight Engels 2009 Silver Assay Results:

Hole No.	From (f)	To (f)	Interval (f)	Silver (g/t)
ME09-01	98.0	140.0	42.0	40.9
	158.5	176.0	17.5	54.5
ME09-02	42.0	74.3	32.3	61.8
	79.3	89.0	9.7	87.5
Hole ME09-02 also encountered several minor intercepts of gold ranging from 1.5 g/t to 3.6 g/t. Assays from hole ME09-03 are still pending.
The Corporation has contracted Fugro Airborne Surveys to fly a detailed airborne DIGHEM electromagnetic (EM) and aeromagnetic survey of the Corporation’s entire Moonlight Project in the Lights Creek Mining District of Plumas County, California.
The survey, totaling 412 line kilometers, is to be undertaken in late April 2010. The information it generates will provide the basis for further geochemical sampling, detailed geologic mapping and exploration drilling. The DIGHEM survey will focus in particular on the historic Engels and Superior mining district due to its tremendous exploration potential.
NEVADA GOLD PROPERTIES
As a result of the acquisition of Nevoro in October 2009, the Corporation now holds a portfolio of eight properties (St. Elmo, Dome Hill, Silver King, Eagleville, Jenny Hill, Germany Canyon, Cedar and Stealth), consisting of a total of 1,234 claims, located in a historic high-grade mining district. All are located in the State of Nevada except for Dome Hill, which straddles the Nevada-California border.

On June 1, 2009, Nevoro Inc, subsequently acquired by the Corporation, signed a Letter of Intent (“LOI”) with Golden Predator Mines US Inc., a wholly owned Nevada subsidiary of Golden Predator Royalty and Development (“Golden Predator”), in which Golden Predator can acquire up to a 75% interest in the Corporation’s portfolio of eight Nevada properties. Golden Predator can earn an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of the signing of a definitive Exploration and Option to Joint Venture Agreement. Golden Predator will assume the obligations of the Corporation in any underlying property agreements and the payment of Bureau of Land Management claim maintenance fees. Upon completion of the initial 51% earn-in, Golden Predator can earn an additional 24% interest in the property portfolio, (thereby increasing its interest to 75%) by spending an additional US$3.0 million dollars during the three year period following the initial earn-in.
The Corporation intends to drop all Nevada claims not covered by the Golden Predator Agreement.
ITEM 4A. UNRESOLVED STAFF COMMENTS.
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
Item 5.A. Operating results.
Overview
The Corporation’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Corporation, conforms in all material respects with US GAAP except for the differences identified in Note 17 to the financial statements. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.05 at February 28, 2010 and $1.05 at May 31, 2010.
The Corporation is a Canadian-based natural resource exploration company. The Corporation has financed its activities through issuances of equity capital. The Corporation anticipates having to raise additional funds by equity issuance in the near term, as the Corporation does not expect to generate revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.
The most recent significant financings are described in Item 5B, “Liquidity and Capital Resources”.
Results of Operations
During the twelve months ended February 28, 2010, the Corporation spent $3.9 million (2009 — $28.7 million) on exploration at its Mineral Properties.
Fiscal 2010 vs. Fiscal 2009
Deferred exploration costs incurred in the twelve months ended February 28, 2010 and February 28, 2009 were as follows:

	2010	2009
	$’000	$’000

Acquisition and maintenance costs	294	316
Exploration costs
Compensation	1,530	7,457
Aircraft support including helicopter moves	133	4,070
Diamond drilling	127	3,525
Camp support costs including fuel	421	8,492
Diamond exploration program	636	—
Recovery of diamond exploration program costs	(636)	—
Analytical and geophysical services	1,396	4,855

	3,901	28,715

Deferred exploration expenditures incurred during the year ended February 28, 2010 were $24.8 million lower than during the corresponding period in the prior year due to the reduced exploration programs in the current fiscal year. Compensation costs have decreased primarily due to a reduction in capitalization of stock-based compensation compared to the prior year in addition to a significant decrease in the number of personnel at the camp site. the Corporation did not fully utilize its Ferguson Lake camp during fiscal 2010, which led to a minimization of personnel needed. As a result, there was a substantial decrease in aircraft support and camp support costs for the year ended February 28, 2010. A small drilling program has taken place in the current fiscal year as several holes were drilled during the third quarter of the current year. In addition, several holes were drilled on the Moonlight property. This is compared to a significant drilling program that took place at Ferguson Lake in the same period of the prior fiscal year. Analytical costs were lower compared to the prior year as the Corporation has a reduced exploration program with few assays and a decrease in costs required to advance its hydrometallurgical process.
The diamond exploration program commenced in the third quarter of the current year with no comparable expenditures in the prior year. The Corporation incurs costs which are then reimbursed by Thanda.
General and administrative expenditures incurred for the year ended February 28, were as follows:

	2010	2009
	$’000	$’000

Consulting fees	9	53
Directors fees	236	217
Investor relations	110	370
Legal and audit	250	592
Management and administrative compensation	707	1,391
Rent and office services	477	456
Transfer and regulatory fees	184	130
Travel and conferences	102	246

	2,075	3,455

General and administrative expenses for the year ended February 28, 2010 decreased $1.4 million over the previous year due to the following changes:
•	Consulting fees were significantly lower as fees in the prior year were for search costs associated with the hiring of the VP, Exploration, with no comparable expenditures in the current year;

•	Directors’ fees increased in the current year due to an increased number of meetings as a result of the Nevoro transaction relative to the prior year in which there was no similar transaction;

•	Investor relations expenses have decreased in the current year as management has actively reduced all discretionary expenditures. In the prior year, expenditures included an analyst tour to the Ferguson Lake site, with no comparable expenditure in this fiscal year;

•	Legal and audit expenses decreased in the current year due to management’s efforts to reduce discretionary expenses. In addition, there was a decrease in both litigation matters and accounting services fees as compared to the prior year;

•	Rent and office services have increased due to increased insurance coverage and higher rent costs in the current year compared to the prior year;

•	Transfer and regulatory fees increased over the prior year primarily due to additional listing fees charged by the TSX, relating to the Nevoro transaction and fourth quarter financings; and

•	Travel and conferences substantially decreased over the prior year due to a concerted effort by management to curtail discretionary expenditures.

During the year ended February 28, 2010, the Corporation granted 10.8 million stock options (February 28, 2009 — 1,850,000) to directors, employees and consultants. The Corporation recognized $0.6 million in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet, of which $0.3 million of the expense was capitalized to mineral properties (February 28, 2009 — $4.0 million, $3.3 million capitalized). The Corporation realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.
During the year ended February 28, 2010, 4,052,052 Deferred Compensation Units (‘DCUs”) were issued, and $0.8 million was recorded to stock-based compensation expense, of which $0.4 million was capitalized to the compensation category under mineral properties. The outstanding DCUs were marked-to-market at February 28, 2010, and as a result of the decrease in the Corporation’s share price, $0.4 million was credited to stock-based compensation expense, of which $0.2 million was capitalized to the compensation category under mineral properties.
Fiscal 2009 vs. Fiscal 2008
Deferred exploration costs incurred in the twelve months ended February 28, 2009 and February 29, 2008 were as follows:

	2009	2008
	$’000	$’000

Acquisition and maintenance costs	316	190
Exploration costs
Compensation	7,457	2,568
Aircraft support including helicopter moves	4,070	3,030
Diamond drilling	3,525	829
Camp support costs including fuel	8,492	4,329
Analytical and geophysical services	4,855	2,137

	28,715	13,083

Exploration expenditures (adjusted for non-cash expenditures and amounts unpaid at year end) for the fiscal year ended February 28, 2009 are $12.1 million higher than the same period in the prior year. This is primarily due to the more extensive fiscal 2009 exploration program (19,092 metres drilled) at Ferguson Lake compared to limited drilling and exploration in the prior year (5,912 metres drilled) as a result of a late third quarter start. The late start of the fiscal 2008 exploration program in the comparative year resulted in lower diamond drilling expenditures, fewer personnel on site, less aircraft support, decreased helicopter requirements and an overall decrease in camp costs. Compensation expenditures also include $3.3 million of capitalized stock-based compensation in the current fiscal year versus none in the previous year. During the year ended February 28, 2009, the Corporation began and finished construction of an airplane landing strip at the mine site that will allow larger planes to land. In addition, The Corporation completed the additional portions of the scoping study and dramatically advanced the hydromet process. Analytical and geological services were higher in the current year due to a combination of increased exploration activity as well as increased costs relating to the hydrometallurgical process.

General and corporate expenditures incurred in the twelve months ended February 28, 2009, and February 29, 2008, were as follows:

	2009	2008
	$’000	$’000

Consulting fees	53	95
Directors fees	217	282
Investor relations	370	1,368
Legal and audit	592	778
Management and administrative compensation	1,391	1,633
Rent and office services	456	421
Transfer and regulatory fees	130	265
Travel and conferences	246	290

	3,455	5,132

The fiscal 2009 general and administrative expenses decreased by $1.7 million over the fiscal year in 2008 primarily due to decreases in investor relations of $1.0 million combined with decreases in legal and audit fees and compensation. Significant changes are as follows:
•	Consulting fees were higher in the prior period due to one-time recruiting fees for senior personnel;

•	Directors’ fees decreased relative to the same period in 2008 due to ‘catch-up’ compensation paid to directors in 2008 for unpaid prior fees. In addition, the board consisted of one fewer director in the current fiscal year;

•	Investor relations expenditures decreased in the current period due to a prior year settlement of two investor relations contracts. This decrease was partially offset by an increase in activity and expenditure in the current year due to an analyst tour of the Ferguson Lake project, increased conference activity in the first nine months of the year and the addition of an online forum geared towards small-cap companies;

•	Legal expenses were reduced in the current period. The Corporation paid legal fees associated with the initial TSX listing and commercial lease negotiations paid in 2008 and there were no comparable expenditures in the current fiscal year. Audit fees were also lower, due to higher fees in 2008 from increased filing requirements, the hiring of an interim controller and additional accounting support staff;

•	Management and administrative compensation decreased in the current year due to severance payments made to former employees in the prior year. There were no comparable expenditures in fiscal 2009. This decrease was somewhat offset by the addition of a new full time employee in fiscal 2009;

•	Rent and office expenditures increased due mainly to increased insurance coverage and to the payment of rent at a higher rate for a full year in the current period compared to payment at this rate in the prior period for only nine months after the corporate office was moved to Toronto;

•	Transfer and regulatory fees decreased in the current year due to the payment of initial TSX listing fees in fiscal 2008. There was no comparable expenditure in the current year; and

•	Travel and conference expenses were lower in the current period due to decreased conference attendance and domestic travel as management reduced discretionary expenditures.
During the year ended February 28, 2009, the Corporation granted 1,850,000 stock options (February 29, 2008 — 16,125,000) to directors, officers, employees and consultants. In the current fiscal year, there were fewer additions to the management team resulting in fewer stock options granted as part of their retention package. In comparison, in the prior fiscal year, a significant number of options were issued as the Corporation experienced significant turnover of both management and directors. the Corporation recognized $4.0 million in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet, of which $3.3 million of the expense was capitalized to mineral properties (February 20, 2008 — $8.3 million, no capitalization). The Corporation realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model with the following weighted average assumptions: a five year expected term, volatility of 79%, risk-free interest rate of 2.97% and an expected dividend yield of 0%. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Fiscal 2008 vs. Fiscal 2007
During the twelve months ended February 29, 2008, the Corporation spent $13.1 million (2007 — $17.3 million) on exploration at its Ferguson Lake nickel-copper-cobalt-platinum-palladium project.
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

Deferred exploration expenditures incurred over the twelve months ended February 29, 2008 were $4.1 million lower than during the corresponding period in 2007. Aircraft support for the period decreased as a result of less regional exploration and decreased drill moves. The Corporation completed 5,912 meters of diamond drilling (2007 -25,023 meters) with a resulting decrease in drilling expenditures. The fiscal 2008 drilling program was more targeted to the lower PGM zone and required less drilling than in fiscal 2007. In fiscal 2007, the Corporation undertook a broader drill campaign. Camp support costs for the period increased primarily as a result of continued construction of the new camp. Analytical costs for the period were higher as a result of bench testing and associated labwork related to the hydromet process. Mobilization and demobilization decreased due to less drilling and no movement of the drills across the property.
General and Corporate expenditures incurred in the twelve months ended February 29, 2008, and February 28, 2007, were as follows:

	2008	2007
	$’000	$’000

Consulting fees	95	235
Directors fees	282	108
Investor relations	383	298
Settlement of investor relations contracts	985	—
Legal and audit	778	449
Management and administrative compensation	1,633	927
Rent and office services	421	261
Transfer and regulatory fees	265	149
Travel and conferences	290	686

	5,132	3,113

The twelve months General and Administrative expenses increased $2.0 million over the previous year mainly because of the following:
•	Management and administrative compensation increased as a result of hiring a new CEO, CFO and VP-Operations, as well as costs related to the severance payments paid to the previous CEO and CFO;

•	Consulting fees decreased due to the Corporation utilizing fewer outside consultants than in the prior year;

•	Directors fees increased, reflecting the addition of a director, a general fee increase, and the payment of the balance of the fiscal 2007 fees; (No director fees were paid in the first quarter of fiscal 2007);

•	Settlement of investor relations contracts in fiscal 2008 was the result of shares and warrants issued in order to settle the cancellation of contracts with two companies;

•	Legal expenses increased due to the preparation of collaborative agreements with metallurgical specialists, termination agreements with various suppliers, the successful efforts to obtain a TSX listing, and negotiation of the commercial lease for the Ferguson Lake property. Audit expenses increased due to increased filing requirements, and include the completion of the Corporation’s 2007 income tax return plus the hiring of an interim controller and additional accounting support staff;

•	Rent and office increased due to the new Toronto office lease and a short period in the year when the Corporation was maintaining offices in Vancouver and Toronto;

•	Transfer and regulatory fees increased mainly as a result of the completion of a private placement in March 2007, as well as incremental listing fees related to being listed on the TSX compared to the TSX Venture; and

•	Travel and conference expenses decreased because of significantly reduced domestic and overseas travel and conference attendance.
During the twelve months ended February 29, 2008, the Corporation granted 16,125,000 stock options (2007 — 9,540,000) to directors, employees and consultants. During fiscal 2008, there was a complete change in management and a majority of the board of directors. The recruitment and retention of these key individuals accounted for the increase in granting of options compared to the prior year. The Corporation recognized $8.3 million (2007 — $1.6 million) in stock-based compensation expense, with a corresponding credit to contributed surplus. The Corporation realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model with the following assumptions: a five year expected term, 62% volatility, risk-free interest rate of 4.22% and an expected dividend yield of 0%. Options vest equally as to one quarter immediately, and after six, twelve, and eighteen months from the date of grant.
Item 5.B. Liquidity and capital resources.
The Corporation’s primary source of funds since incorporation has been through private placements of its common shares and the exercise of stock options and common share purchase warrants. The Corporation has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future. The activities of the Corporation, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities. As of the date of this report, the Corporation had approximately $2.0 million in cash. The management believes it has sufficient resources to maintain operations over the next 12 months.
Fiscal 2010 ended February 28, 2010
On December 22, 2009, the Corporation issued 22,615,732 flow-through common shares at a price of $0.105 per share for gross proceeds of $2.4 million. A portion of the proceeds was allocated to the broker warrants issued as described below. The Corporation paid issuance costs of $190,000, with a future tax impact of $51,000.
On December 31, 2009, the Corporation issued 4,761,904 flow-through common shares at a price of $0.105 per share for gross proceeds of $500,000. A portion of the proceeds was allocated to the broker warrants issued as described below. The Corporation paid issuance costs of $79,000, with a future tax impact of $21,000.
On January 13, 2010, the Corporation issued 13,700,000 common shares at a price of $0.095 per share for gross proceeds of $1.3 million. A portion of the proceeds was allocated to the broker warrants issued as described below. The Corporation paid issuance costs of $181,000, with a future tax impact of $49,000.
As part of the equity financings outlined above, the Corporation issued 2,670,046 broker warrants, which entitle the holder to purchase one common share at prices between $0.095 and $0.12 for up to two years from the date of issuance.
The Corporation used the proceeds from the offering for general exploration expenditures and working capital purposes.

As at February 28, 2010, the Corporation had $3.6 million in cash which is held at the Royal Bank of Canada and Scotiabank in Toronto (February 28, 2009 — $3.9 million), and working capital of $3.6 million (February 28, 2009 — $4.1 million). The decrease in cash and working capital at February 28, 2010 compared to February 28, 2009, is primarily a result of funding the exploration programs at Ferguson Lake, the Stillwater Project and the Moonlight Project, acquisition fees associated with the acquisition of Nevoro Inc., maintaining the camp and the continuing development of the hydrometallurgical process during the current fiscal year.
There are 27.4 million warrants outstanding at February 28, 2010, (February 28, 2009 — 1.2 million) at a weighted average exercise price of $0.61, which, if fully exercised, would raise almost $16.6 million (February 28, 2009 — $1.5 million). The dollar value contribution of only in-the-money warrants is $nil.
There are also 41.7 million stock options outstanding at February 28, 2010, (February 28, 2009 - 19.4 million) with a weighted average exercise price of $0.56 that would contribute approximately $23.5 million (February 28, 2009 — $18.8 million) if exercised in full. The dollar value contribution of only in-the-money options is $nil.
The Corporation’s long-term debt consists of capital lease obligations, and its credit and interest rate risks are limited to interest-bearing cash balances. Accounts payable and accrued liabilities are short-term and non-interest bearing.
The Corporation continues to consider opportunities for equity financing or joint venture partnerships.
Fiscal 2009 ended February 28, 2009
On May 6, 2008, the Corporation issued 15,000,000 flow-through common shares at a price of $1.00 per share for gross proceeds of $15.0 million and 5,555,556 common shares at a price of $0.90 per share for gross proceeds of $5.0 million, for aggregate gross proceeds of $20.0 million. The Corporation incurred issuance costs of $1.0 million, with a future tax impact of $0.3 million.
On February 26, 2009, the Corporation issued 9,210,000 flow-through common shares at a price of $0.25 per share for gross proceeds of $2.3 million. The Corporation incurred issuance costs of $0.2 million, with a nil future tax impact. As part of the equity financing, the Corporation issued 407,100 broker warrants which entitle the holder to purchase one common share at a price of $0.40 until February 25, 2011.
The Corporation is using the proceeds from the offering for general exploration expenditures and working capital purposes.
Since the Corporation is an advanced exploration company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term. To maintain the Corporation’s capacity to meet planned growth or to fund future development activities, the Corporation must utilize its current cash reserves, income from investments, and cash from the sale of securities. In this regard, advanced exploration stage companies are heavily reliant on the equity market to fund activities usually through private placements. Today’s equity markets make this alternative difficult without incurring significant dilution to existing shareholders.
As at February 28, 2009, the Corporation had $3.9 million in cash (February 29, 2008 — $10.9 million) and working capital of $4.1 million, (February 29, 2009 — $10.8 million). Included in this amount is approximately $2.2 million of flow-through funds that the Corporation is obligated to spend on exploration by December 31, 2009. While the Corporation has modest working capital requirements, all efforts are being made to reduce all discretionary expenditures to ensure the Corporation remains viable and retains its assets until financial markets have stabilized. The decrease in cash and working capital at February 28, 2009 compared to February 29, 2008, is primarily a result of funding the Corporation’s exploration program and the development of the hydromet process during the current fiscal year.

As at February 28, 2009, there were 1.2 million warrants outstanding (February 29, 2008 — 800,000) at a weighted average exercise price of $1.24, which, if fully exercised, would raise almost $1.5 million (February 29, 2008 — $1.3 million). The dollar value contribution of only in-the-money warrants was $nil.
There were also 19.4 million share purchase options outstanding (February 29, 2008 — 20.0 million) with a weighted average exercise price of $0.97 that would contribute approximately $18.8 million (February 29, 2008 — $19.2 million) if exercised in full. The dollar value contribution of only in-the-money options was $nil.
The Corporation’s long-term debt consists of capital lease obligations, and its credit and interest rate risks are limited to interest-bearing cash balances. Accounts payable and accrued liabilities are short-term and non-interest bearing.
As of February 28, 2009, the Corporation had approximately $2.5 million in cash, which was held at the Royal Bank of Canada in Toronto.
Fiscal 2008 ended February 29, 2008
On March 27, 2007, the Corporation issued 27,142,855 flow-through common shares at a price of $0.28 per share for gross proceeds of $7,600,000 and 31,249,999 units at a price of $0.24 per unit for gross proceeds of $7,500,000. Each unit consists of one common share and one-half of one transferable common shares purchase warrant. Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.30 per share for a period of 2 years. After four months from the date of issue, in the event that the common shares trades at a closing price of greater than $0.375 per share for a period of 20 consecutive trading days, the Corporation may accelerate the expiry date of the warrants by giving notice to the holders thereof and, in such case, the warrants will expire on the 30th day after the date on which such notice is given by the Corporation. On August 28, 2007, the Corporation exercised its acceleration right in accordance with the terms outlined above. The expiry date was accelerated and 15,624,997 warrants were exercised generating gross proceeds of $4,687,499. The Corporation intends to use the proceeds from the offering for general exploration expenditures and general working capital purposes.
The agents received a cash commission fee of $910,000 and, in addition, the Corporation issued 4,062,500 non-transferable broker warrants to Westwind Partners Inc. with each broker warrant entitling the holder to buy one common share at $0.24. The broker warrants are exercisable, in whole or in part, for a period of 24 months. The broker warrants are also subject to the same acceleration feature as the warrants that were issued to the investors in the March 27, 2007 offering. The expiry date was accelerated and all 4,062,500 warrants were exercised for gross proceeds of $975,000.
In recognition of certain contractual commitments that had been made by the Corporation in regard to past financings where capital market services were provided to the Corporation by Max Capital Markets Ltd. (“Max Capital”), the Corporation also issued 507,500 warrants to Max Capital along with cash consideration of $142,100. Each one of these warrants entitle Max Capital to buy a Common Share at $0.24 for a period of 24 months following the Closing Date (subject to the same expiry date acceleration feature as the Warrants that were issued to the investors in the March 27, 2007 offering). The expiry date was accelerated and all 507,500 warrants were exercised for gross proceeds of $121,800.
The Corporation is using the proceeds from the March 27, 2007 offering for general exploration expenditures and general working capital purposes.
On September 5, 2007, the Corporation issued 150,000 common shares and 800,000 warrants to settle and terminate previously signed investor relations services contracts. Each warrant entitles the holder to acquire one common share at an exercise price of $1.67 per share for a period of 5 years. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: 4.27% risk-free interest rate, 5 year expected life, 60% annualized volatility, and 0% dividend rate.
As at February 29, 2008, the Corporation had $10.9 million in cash (2007: $0.5 million) and a working capital of $10.8 million, (2007: a deficiency of $1.9 million). The increase in cash and working capital is a reflection of the private placement in May 2007 along with proceeds received on the exercise of options and warrants throughout the year.

As at February 29, 2008, there were 800,000 warrants outstanding (2007: 22,202,152) at a weighted average exercise price of $1.67, which, if fully exercised, would raise $1.3 million (2007: $15.3 million).
As at February 29, 2008, there were also 19,957,500 stock purchase options outstanding (2007: 19,115,000) with a weighted average exercise price of $0.96, that would contribute approximately $19.2 million (2007: $7.8 million) if exercised in full.
As at February 29, 2008, the Corporation’s long-term debt consists of capital lease obligations, and its credit and interest rate risks are limited to interest bearing assets of cash. Accounts payable and accrued liabilities are short-term and non-interest bearing.
Variation in Operating Results
The Corporation is presently exploring its properties for sufficient reserves to justify production. However, to date no reserves have been discovered and none of the properties are yet in production and consequently, do not produce any revenue. As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on its properties.
The Corporation derives interest income on its bank deposits, which depend on the Corporation’s ability to raise funds.
Management, periodically through the exploration process, reviews results both internally and externally with mining-related professionals. Decisions to abandon, reduce or expand exploration efforts are based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.
The Corporation’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Corporation, conforms in all material respects for the periods presented with US GAAP except as noted in Note 17 to the financial statements.
Item 5.C. Research and development, patents and licenses, etc.
The Corporation conducts limited research and development activities, and has no patents and licenses, nor is it dependent upon any for its business.
Item 5.D. Trend information.
The Corporation does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Corporation’s liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Corporation’s liquidity are substantially determined by the success or failure of the Corporation’s exploration programs or the future acquisition of projects.
Item 5.E. Off-balance sheet arrangements.
The Corporation has no off-balance sheet arrangements.

Item 5.F. Tabular disclosure of contractual obligations.
The Corporation currently leases office space in Toronto, and holds a commercial lease on its Ferguson Lake Property.
Table No. 5
Contractual Obligations as of February 28, 2010

Payments Due by Period

Contractual Obligations as of February 28, 2010	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations (1)	810	264	546	—	—
Kivalliq Inuit Association commercial lease	192	96	96	—	—

Total	1,002	360	642	—	—

(1)	Operating lease obligations represent the lease on the Corporation’s current office in Toronto.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Item 6.A. Directors and senior management.
Table No. 6 lists the names of each director and executive office of the Corporation as of February 28, 2010, and includes those elected at the annual and general shareholders meeting held on July 13, 2010. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected or appointed. Officers of the Corporation are appointed by the board of directors (“the Board”).
All directors are residents and citizens of Canada with the exception of Mr. Stuart Bottomley and Mr. Timothy Read, who are citizens and residents of the United Kingdom.
Table No. 6
Directors and Senior Management

Name	Position	Age	Date of First Election or Appointment
André J. Douchane (3)	President. Chief Executive Officer and Director	59	February 2007
Greg Van Staveren	Chief Financial Officer	49	September 2007
Fred Mason	Vice President, Operations	61	September 2007
Raymond Irwin	Vice President, Exploration	61	April 2008
Ross Glanville (3)	Director	63	August 2004
Norman Betts (1)(2)	Director	55	March 2006
H. Stuart Bottomley (2)(3)	Director	65	January 2007
Shirley Mears (1)	Director	55	July 2007
Philip Martin (1)	Director	65	October 2009
Timothy Read (2)	Director	63	October 2009

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Governance, Nominating and Compensation Committee.

(3)	Member of the Technical Committee.

André Douchane joined the Corporation in February 2007 and was appointed a Director in October 2009. He is a graduate of the New Mexico Institute of Mining and Technology. From 1991 to 1995, he was Vice President of Operations for Battle Mountain Gold, President, Battle Mountain North America, where he was responsible for six mining operations world-wide (two in the United States, two in South America, and two in Australia) and for all development projects. From 1996 to 2001, Mr. Douchane was Vice President of Operations for Franco-Nevada Mining Corp, where he was responsible for putting together the team that permitted, designed, engineered, developed, constructed, and managed the operations of Franco-Nevada’s high-grade underground gold mine and mill in Midas, Nevada. From 2001 to 2002, he was President and Chief Operating Officer of Chief Consolidated Mining Co, where he was responsible for operations at Utah holdings, underground gold mine and mill. From 2002 to 2003, he was President of Management Inc., a full service management consulting company. From 2003 to 2005, Mr. Douchane was President and Chief Executive Officer of North American Palladium Ltd. He currently services as Chairman of the Board of North American Palladium Ltd and is a director of Osisko Mining Corporation.
Greg Van Staveren joined the Corporation in September 2007. Mr. Van Staveren is currently the President of Strategic Financial Services, a private consulting company providing business advisory services. Mr. Van Staveren is a Chartered Accountant and a Certified Public Accountant and holds a Bachelor of Math (Honours) degree from the University of Waterloo. From February 1998 until September 2001, Mr. Van Staveren was the Chief Financial Officer of MartinRea International Inc. (MRE-TSX), and prior to that he was a partner in the mining group of KPMG, where he provided accounting, and advisory services to his clients. He had been with KPMG since 1980.
Fred Mason joined the Corporation in October 2007. Mr. Mason is a geological engineer and holds a Bachelor of Science and Engineering degree from the University of Saskatchewan (Saskatoon). Mr. Mason was construction manager at New Gold Inc. from August 2006 to August 2007, and prior to that, he was Vice President and General Manager for the Refugio Project in Chile for Kinross Gold Corp. from August 2003 to July 2006.
Raymond Irwin joined the Corporation in April 2008. He is a graduate of New Mexico State University with a Bachelor of Science degree in geology. He has more than 35 years of minerals exploration, mine development and mine operating experience, and is a Registered Professional Geologist in Virginia, North Carolina, Kentucky and Utah as well as a member of the American Institute of Professional Geologists and the Society of Mining, Metallurgy and Exploration. Most recently, Mr. Irwin served as Chief Geologist for Chief Consolidated Mining Company from March 2000 to November 2002; Chief Geologist for U.S. Energy Corporation from November 2002 to October 2004; Senior Environmental Engineer for the Virginia DEQ from January 2005 to November 2005 and Senior Geologist for Freeport-McMoran Copper & Gold Inc. from November 2005 to April 2008.
Ross Glanville joined the Corporation as a director in August 2004. He graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering), and became a member of the Association of Professional Engineers of British Columbia (P.Eng.) in 1972. In 1974, Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, Glanville became a member of the Certified General Accountants of B.C. (CGA). He was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (now Fluor Corporation), and has been a director of a number of mineral resource companies. Glanville is the President of Ross Glanville & Associates, a mineral consulting firm which has valued more than six hundred mining/exploration properties and/or companies worldwide. He has also provided more than two hundred fairness opinions for mergers, amalgamations, and acquisitions of public and private companies. Glanville has also acted in more than 50 court cases and assessment appeal board hearings in Canada, the U.S.A., Australia, and the U.K. He currently serves as a director of Baja Mining Corp. (listed on the TSX Exchange), and Archon Minerals Limited and Clifton Star Resources Inc.. (both traded on the TSX Venture Exchange).
Norman Betts joined the Corporation as a director in March 2006. He joined the faculty of the University of New Brunswick in 1981, and served as assistant dean of the MBA program and associate dean of faculty. He currently holds the position of associate professor in the Faculty of Business Administration. He was elected to the Legislative Assembly of the Province of New Brunswick in 1999 and served as both Minister of Finance and Minister of Business. He currently serves as a director of several companies, including New Brunswick Power, the primary power utility in New Brunswick; a director and chair of the audit committee for Minacs Worldwide, a business solutions company traded on the TSX Exchange; a director of Tembec Inc., a forest products company traded on the TSX Exchange; and a director and chair of the audit committee of Tanzanian Royalty Exploration Corporation, a mineral exploration company traded on the TSX and American Stock Exchange.

Stuart Bottomley joined the Corporation as a director in 2007. He worked initially as a stockbroker in the City of London and became a portfolio manager in 1972. He worked with the Target Group of Unit Trusts for 12 years, the last four under the ownership of Jacob Rothschild. In 1984, he joined Fidelity International in London, working for the ERISA group, focused on UK and European markets. Since leaving Fidelity, Mr. Bottomley has consulted for numerous private and public companies. He is currently a Non-executive Director of Centamin Egypt Plc., African Consolidated Resources Plc., Polar Star Mining Corporation and Verona Pharma Plc.
Shirley Mears joined the Corporation as a director in July 2007. She is a Chartered Accountant and is a board director and chair of the audit committee of New Brunswick Power Holding Corporation. Her previous posts include VP Finance of Edgewater Computer Systems Inc., Senior VP and CFO with Hydro Ottawa Holding Inc., VP and Treasurer of Zarlink Semiconductor Inc. which is traded on the TSX, and VP, Treasurer and VP Human Resources Canada and Corporate Taxation of Mitel Corporation.
Philip Martin joined the Corporation as a director in October 2009. He is a professional Engineer with an M.B.A. from Cranfield University, Bedfordshire, UK, and has extensive experience in the finance and investment business. He has worked with the Toronto Dominion Bank (in corporate banking), Gordon Capital Company (analyst and investment banking) and First Associates Investment Inc. (investment banking). He is currently Director of several mining and exploration companies listed in Canada and acts as a mining finance consultant.
Timothy Read joined the Corporation as a director in October 2009. He is an independent resource industry consultant. He was the Managing Director of Investment Banking for Merrill Lynch (UK), the Head Investment Banking of the Mining Group at London-based Smith New Court, and the CEO of Adastra Minerals Inc. until 2006. Mr Read is a graduate of economics from the University of Strathclyde, Glasgow, Scotland and is a Fellow of the Securities and Investment Institute. He is a director of Faroe Petroleum plc, Metminco Limited, and Capital Drilling Limited.
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
As of the date hereof, the directors and executive officers of the Corporation, as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate 8,179,575 common shares or 1.6% of the Corporation’s issued and outstanding common shares at June 8, 2010.

Item 6.B. Compensation.
During the fiscal year ended February 28, 2010, compensation paid to the non-executive directors was as follows:
Directors

Henry Giegerich	$17,000	Past Board member, member of Technical, Environmental, Health and Safety Committee and member of Governance, Nominating and Compensation Committee
Ross Glanville	37,000	Board member, member of Audit and Chair of Technical, Environmental, Health and Safety Committees
Norman Betts	63,000	Board member, Chairman of the Board, Chair of Governance, Nominating and Compensation Committee and member of Audit Committee
Stuart Bottomley	32,500	Board member and member of Technical, Environmental, Health and Safety Committee
Shirley Mears	41,500	Board member, Chair of Audit Committee and member of Governance, Nominating and Compensation Committee
Ulrich Rath	15,500	Past Board member and member of Technical, Environmental, Health and Safety Committee
Philip Martin	14,000	Board member and member of Technical, Environmental, Health and Safety Committee
Timothy Read	17,500	Board member and member of Technical, Environmental, Health and Safety Committee

TOTAL:	$238,000

For the year ending February 28, 2010, it is intended that non-executive directors receive a basic board retainer of $24,000 plus $1,000 per meeting for meetings attended in person or $500 per meeting for meetings attended by phone. A fee of $8,000 will be paid to the chair of the audit committee, and $3,000 to the chair of any other committee. A travel fee for board meetings of $1,000 per day will also be paid with a one day travel allowance for each set of board meetings. The chairman of the Board will receive an annual retainer of $60,000 plus travel fees.
Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board. The Board may award special remuneration to any director undertaking any special services on behalf of the Corporation other than services ordinarily required of a director. The Corporation also may grant stock options to executive officers, consultants and employees as indicated below under Item 6.E. “SHARE OWNERSHIP”.

During the fiscal year ended February 28, 2010, the Corporation granted the following stock options to executives and directors, which vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant:

Option holder	Exercise price	Options granted	Expiry date
André J. Douchane	$0.11	3,000,000	January 21, 2015
Greg Van Staveren	$0.11	500,000	January 21, 2015
Fred Mason	$0.11	400,000	January 21, 2015
Raymond Irwin	$0.11	400,000	January 21, 2015
Ross Glanville	$0.11	500,000	January 21, 2015
Norman Betts	$0.11	500,000	January 21, 2015
Stuart Bottomley	$0.11	500,000	January 21, 2015
Shirley Mears	$0.11	500,000	January 21, 2015
Timothy Read	$0.11	1,250,000	January 21, 2015
Philip Martin	$0.11	1,250,000	January 21, 2015
Officers
The Corporation entered into an employment agreement with André J. Douchane and 1726582 Ontario Inc., a corporation of which Mr. Douchane is a principal, effective February 1, 2007 and updated effective March 1, 2010, until terminated, which provides for an annual salary of $60,000, plus bonus payments, the size of which will vary based on performance. The Agreement may be terminated by Mr. Douchane giving 90 days’ written notice to the Corporation. The Corporation may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. Without cause, the Corporation shall provide 90 days’ written notice to terminate the Agreement. If the Corporation terminates the Agreement without cause within 12 months of a change of control, the Corporation shall provide a lump sum payment to Mr. Douchane in the amount of $750,000. In addition, upon a change of control, all unvested options granted to him shall be automatically accelerated, vested and exercisable.
The Corporation entered into a services agreement with Greg Van Staveren and 2013026 Ontario Inc. (operating as Strategic Financial Services), a corporation wholly owned by Mr. Van Staveren, for the provision of the services of a Chief Financial Officer to the Corporation. The agreement is effective September 14, 2007, until terminated, which provides for a monthly fee of $16,666.66 (plus GST), plus bonus payments, the size of which will vary based on performance. The Agreement may be terminated by Mr. Van Staveren giving 90 days’ written notice to the Corporation. The Corporation may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. Without cause, the Corporation shall provide 90 days’ written notice to terminate the Agreement. If the Corporation terminates the Agreement without cause within 12 months of a change of control, the Corporation shall provide a lump sum payment to Mr. Van Staveren in the amount of 24 months’ fees (as defined in the Agreement) plus an amount equal to the average bonus paid to him in the three prior fiscal years, and all unvested options granted to him shall be automatically accelerated, vested and exercisable.
The Corporation entered into an employment agreement with Fred Mason for the provision of the services of a Vice-President – Operations to the Corporation. The agreement is effective October 1, 2007, until terminated, which provides for a base salary of $200,000 per year, plus bonus payments (amounting to a maximum of 70% of base salary), the size of which will vary based on performance. Mr. Mason was also granted 1,250,000 stock options. The Agreement may be terminated by Mr. Mason giving 4 weeks’ written notice to the Corporation. The Corporation may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. The Corporation may terminate the Agreement without cause by providing a lump sum payment to Mr. Mason in the amount of up to 12 months’ fees (as defined in the Agreement).
The Corporation entered into a services agreement with Raymond Irwin and Raymond Irwin Consulting, for the provision of services of a Vice-President – Exploration to the Corporation. The agreement is effective April 1, 2008, until terminated, which provides for a monthly fee of USD $15,000, plus bonus payments (amounting to a maximum of 70% of base salary), the size of which will vary based on performance. Mr. Irwin was also granted 1,250,000 stock options. The Agreement may be terminated by Mr. Irwin giving 90 days written notice to the Corporation. The Corporation may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. The Corporation may terminate the Agreement without cause by providing Mr. Irwin 90 days written notice or payment of fees in lieu of notice.

Other Compensation
Except for the stock option program discussed in Item 6, the Corporation has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Corporation’s executive officers or directors.
Fees and executive stock options compensation are anticipated to be increased to more closely reflect industry standards if the Corporation is successful at establishing economic mineral reserves on one or more of its properties which results in operating revenues or a significant level of financing.
On January 30, 2009, the Board of Directors approved the adoption of a deferred compensation unit plan of the Corporation (the “DCU Plan”). The DCU Plan provides that deferred compensation unit awards (the “DCUs”) may be granted to directors and full-time key employees, including officers, of the Corporation to promote a greater alignment of interests between these individuals and the shareholders of the Corporation. Each DCU entitles the holder (the “Participant”), subject to the terms of the DCU Plan, to receive a payment in cash on the date when the DCU is fully vested in an amount that is equivalent to the weighted average trading price per common share of the Corporation on the Toronto Stock Exchange for the five trading days immediately preceding the payment date. The DCUs granted have a performance period expiring no later than March 1 of the second calendar year commencing after the date the DCUs are awarded. The performance period is subject to the discretion of the Board of Directors. As at February 28, 2010 the Company had 4,052,052 DCUs issued and outstanding under the DCU Plan.
DCUs do not entitle any Participant to exercise voting rights or any other rights attaching to the ownership of common shares or other securities of the Corporation. Participants have no right to participate if a takeover bid is made for securities of the Corporation with voting rights superior to those attached to the DCUs. However, if a takeover bid is made pursuant to a takeover bid circular or an issuer bid is made pursuant to an issuer bid circular or if the Corporation proposes a going private transaction, the Board of Directors in its sole discretion may permit all unvested DCUs awarded under the DCU Plan to Participants in respect of such performance period to vest immediately and payment to be made to all such Participants in accordance with the DCU Plan.
Item 6.C. Board practices.
The Corporation currently has three board of director committees: the Audit Committee, the Governance, Nominating and Compensation Committee, and the Technical, Environmental, Health and Safety Committee.
The Audit Committee recommends to the Board the engagement of the independent auditors of the Corporation and reviews with the independent auditors the scope and results of the Corporation’s audits, the Corporation’s internal accounting controls, and the professional services furnished by the independent auditors to the Corporation. The current members of the Audit Committee are: Shirley Mears (Chair), Norman Betts, and Philip Martin.
The members of the Governance, Nominating and Compensation Committee are Norman Betts (Chair), Stuart Bottomley and Timothy Read, all of whom are independent directors of the Corporation. None of the Corporation’s executive officers have served on the Governance, Nominating and Compensation Committee, or any predecessor thereof, (or in the absence of such committee the entire board of directors) of another issuer whose executive officer is a member of the Governance, Nominating and Compensation Committee or board of directors.
The role of the Governance, Nominating and Compensation Committee is to:
•	develop and monitor the effectiveness of the Corporation’s system of corporate governance;

•	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

•	develop and implement orientation procedures for new directors;

•	assess the effectiveness of directors, the Board and the various committees of the Board;

•	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees;

•	assist the Board in setting the objectives for the CEO and evaluating CEO performance;

•	establish a remuneration and benefits plan for directors, senior management and other key employees;

•	review the adequacy and form of compensation of directors and senior management;

•	establish a plan of succession;

•	undertake the performance evaluation of the CEO in consultation with the chair of the Board, if not the CEO; and

•	make recommendations to the Board.

Item 6.D. Employees.
As of February 28, 2010, the Corporation had 4 employees and 10 consultants under contract. The employees are not unionized. The relationship of the Corporation with its staff is considered to be excellent.
Item 6.E. Share ownership.
The Corporation is a publicly-owned Canadian corporation, the shares of which are owned primarily by Canadian residents, with some US residents and residents of other countries. The Corporation is not controlled directly or indirectly by another corporation or any foreign government, except as described below.
As of June 8, 2010, the directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 8,175,575 shares, or approximately 1.6% of the Corporation’s issued and outstanding common shares. Table No. 7 lists, as of June 8, 2010, directors and executive officers who beneficially own the Corporation’s voting securities and the amount of the Corporation’s voting securities owned by the directors and executive officers as a group. Further details of each director’s and executive officer’s stock option ownership are provided in Table No. 8 below.
Table No. 7

Voting Securities Beneficially Owned or
Name and Position	Controlled as at June 8, 2010
Norman Betts	512,500 shares
Director	1,762,500 options

H. Stuart Bottomley	2,650,000 shares
Director	1,540,000 options

Ross Glanville	187,237 shares
Director	1,365,000 options

Shirley Mears	117,000 shares
Director	2,040,000 options

Philip Martin	2,087,522 shares
Director	1,902,500 options

Timothy Read	635,000 shares
Director	2,120,000 options

André J. Douchane	1,500,000 shares
President,CEO and Director	4,700,000 options

Greg Van Staveren	541,816 shares
CFO	2,425,000 options

Fred Mason	379,500 shares
Vice President, Operations	1,775,000 options

Raymond Irwin	No shares
Vice President, Exploration	1,650,000 options

Stock Options
Options to purchase common shares from the Corporation are granted to directors, consultants and employees of the Corporation on terms and conditions acceptable to the regulatory authorities in Canada, including the TSX. The exercise prices for stock options were determined in accordance with TSX guidelines and reflect the closing price of the Corporation’s common shares on the trading day immediately preceding the relevant date. The Corporation’s Stock Option Plan was originally approved by shareholders on November 28, 1997. An amended and restated Stock Option Plan (the “Plan”) was approved by shareholders at the Annual Special Meeting held on July 28, 2006.
The purpose of the Plan is to assist the Corporation in attracting and retaining directors, officers, advisors, employees and other persons engaged to provide ongoing services to the Corporation as an incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation and in combination with these goals, to encourage their participation in the performance of the Corporation.
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
An optionee whose employment with the Corporation is terminated as a result of retirement, disability or redundancy will have 60 days from the date of termination to exercise any options that have vested as of the termination date. An optionee whose employment with the Corporation is terminated, other than for cause, at any time in the six months following a change of control of the Corporation, shall have 90 days from the date of termination to exercise any option granted, and all options granted will immediately vest on the date of the termination.

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
In the event that the Corporation:
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
The Plan and any outstanding options may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market, as a condition of approval to a distribution to the public of the common shares, or to obtain or maintain a listing or quotation of the Corporation’s common shares. The Board may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however, that the holder of the option must consent to such action if it would materially and adversely affect the holder.
Stock Options Outstanding
The names and titles of the directors/executive officers of the Corporation to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of June 8, 2010. Options vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant

Table No. 8

Option holder	Exercise price	Expiry date	Quantity remaining	Total
André J. Douchane	$0.285	Feb. 1, 2012	1,500,000
	1.05	Jan. 15, 2013	200,000
	0.11	Jan 21, 2015	3,000,000	4,700,000

Greg Van Staveren	$1.18	Sept. 13, 2012	1,750,000
	1.05	Jan. 15, 2013	125,000
	0.11	Jan 21, 2015	500,000	2,375,000

Fred Mason	$1.59	Sept. 28, 2012	1,250,000
	1.05	Jan. 15, 2013	125,000
	0.11	Jan 21, 2015	400,000	1,775,000

Raymond Irwin	$0.87	Apr. 1, 2013	1,250,000
	0.11	Jan 21, 2015	400,000	1,650,000

Norman Betts	$0.285	Feb. 2, 2012	562,500
	0.32	Apr. 23, 2012	525,000
	1.05	Jan. 15, 2013	175,000
	0.11	Jan 21, 2015	500,000	1,762,500

H. Stuart Bottomley	$0.285	Feb. 2, 2012	150,000
	0.32	Apr. 23, 2012	750,000
	1.05	Jan. 15, 2013	140,000
	0.11	Jan 21, 2015	500,000	1,540,000

Ross Glanville	0.60	Mar. 11, 2011	100,000
	0.285	Feb. 2, 2012	250,000
	0.32	Apr. 23, 2012	375,000
	1.05	Jan. 15, 2013	140,000
	0.11	Jan 21, 2015	500,000	1,365,000

Shirley Mears	1.71	Jul. 12, 2012	1,400,000
	1.05	Jan. 15, 2013	140,000
	0.11	Jan 21, 2015	500,000	2,040,000

Philip Martin	0.26	Oct 8, 2010	217,500
	0.52	Oct 8, 2010	435,000
	0.11	Jan 21, 2015	1,250,000	1,902,500

Timothy Read	0.26	Oct 8, 2010	217,500
	0.52	Oct 8, 2010	652,500
	0.11	Jan 21, 2015	1,250,000	2,120,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
Item 7.A. Major shareholders.
Holdings By Major Shareholders.
As of June 8, 2010, FMR LLC, either directly or indirectly, held 65,204,436 shares or 12.5% of common shares of the Corporation. To the best of the Corporation’s knowledge, Mr. Seymour Schulich is no longer a major shareholder of the Corporation. No shareholders of the Corporation have different voting rights from any other shareholder.
Share Ownership by Country.
The Corporation researched the indirect holdings by depositories and other financial institutions and believes it has approximately 8,500 Canadian shareholders.
Control of Company.
The Corporation is a publicly owned Canadian corporation, the shares of which are owned primarily by Canadian residents with some U.S. and other foreign residents. The Corporation is not controlled by any foreign government or other person(s) except as described in Item 4.A., “History and Growth of the Company,” Item 6.E., “Share Ownership,” and Item 7.A., “Holdings by Major Shareholders”.
Change of Control of Company Arrangements.
None known.
Item 7.B. Related party transactions.
During the year ended February 28, 2010, and the period up to and including May 31, 2010, other than the item discussed below, the Corporation had no transactions with related parties.
Ross Glanville & Associates Ltd., a company owned by a director of the Corporation, was engaged to perform consulting work totalling $5,000 (February 28, 2009 — $64,000).The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Item 7.C. Interests of experts and counsel.
No disclosure required.
ITEM 8. FINANCIAL INFORMATION
Item 8.A. Consolidated statements and other financial information.
See the Corporation’s consolidated financial statements beginning on page F-1.
The Corporation’s financial statements are presented in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles, the application of which, in the case of the Corporation, conforms in all material respects with U.S. Generally Accepted Accounting Principles, except as discussed in Note 17 to the financial statements.
The Corporation has not declared any dividend to date and has no present intention to declare any such dividend in the foreseeable future.
Item 8.B. Significant changes.
On May 26, 2010, the Company announced it had entered into a private placement offering of up to 25,100,000 units at a price of $0.085 per unit for gross proceeds of $2,133,000. Each unit consists of one flow-through common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.15 per share for a period of 12 months from the closing date.

ITEM 9. THE OFFER AND LISTING.
Item 9.A. Offer and listing details.
Until April 24, 2007, the Corporation’s common shares were traded on the TSX Venture Exchange. Thereafter, the common shares began trading on the Toronto Stock Exchange under the symbol “SRU”. The common shares are traded on Over the Counter (“OTC”) Bulletin Board in the United States, having the trading symbol “SRFDF”. Since 2004, the common shares of the Corporation were admitted to trade on the Frankfurt Stock Exchange in Germany.
Table No. 10 lists the high and low sales prices on the TSX Venture Exchange or the Toronto Stock Exchange for the five most recent financial years, the two most recent financial years by quarter end and the most recent six months for the Corporation’s common shares. Table No. 10a lists the high and low sales prices for the five most recent financial years, the two most recent financial years by quarter end and the most recent six months for the Corporation’s common shares on the OTC Bulletin Board in the United States.
Table No. 10
TSX Venture Exchange/TSX Exchange
Common Shares Trading Activity (in Canadian Dollars)

	High	Low
Fiscal Year Ended 2/28/10	$0.26	$0.09
Fiscal Year Ended 2/28/09	$1.38	$0.07
Fiscal Year Ended 2/29/08	$1.93	$0.23
Fiscal Year Ended 2/28/07	$0.64	$0.21
Fiscal Year Ended 2/28/06	$0.90	$0.335

Quarter Ended 5/31/10	$0.10	$0.07
Quarter Ended 2/28/10	$0.13	$0.09
Quarter Ended 11/30/09	$0.19	$0.09
Quarter Ended 8/31/09	$0.26	$0.14
Quarter Ended 5/31/09	$0.24	$0.14

Quarter Ended 2/28/09	$0.32	$0.07
Quarter Ended 11/30/08	$0.09	$0.09
Quarter Ended 8/31/08	$1.38	$0.64
Quarter Ended 5/31/08	$1.15	$0.70

May 2010	$0.09	$0.07
April 2010	$0.10	$0.08
March 2010	$0.10	$0.09
February 2010	$0.11	$0.09
January 2010	$0.13	$0.10
December 2009	$0.11	$0.09

Table 10a.
OTC Bulletin Board
Stock Trading Activity (US Dollars)

	High	Low
Fiscal Year Ended 2/28/10	$0.22	$0.08
Fiscal Year Ended 2/28/09	$1.33	$0.06
Fiscal Year Ended 2/29/08	$1.82	$0.19
Fiscal Year Ended 2/28/07	$0.58	$0.17
Fiscal Year Ended 2/28/06	$0.74	$0.28

Quarter Ended 5/31/10	$0.10	$0.05
Quarter Ended 2/28/10	$0.14	$0.08
Quarter Ended 11/30/09	$0.18	$0.08
Quarter Ended 8/31/09	$0.22	$0.12
Quarter Ended 5/31/09	$0.22	$0.10

Quarter Ended 2/28/09	$0.28	$0.06
Quarter Ended 11/30/08	$0.81	$0.07
Quarter Ended 8/31/08	$1.33	$0.61
Quarter Ended 5/31/08	$1.17	$0.69

May 2010	$0.09	$0.05
April 2010	$0.10	$0.07
March 2010	$0.10	$0.08
February 2010	$0.11	$0.08
January 2010	$0.14	$0.08
December 2009	$0.12	$0.08
Item 9.B. Plan of distribution.
No disclosure required.
Item 9.C. Markets.
The common shares of the Corporation are currently listed for trading on the TSX under the trading symbol “SRU”. Prior to April 24, 2007, the common shares traded on the TSX Venture Exchange. The common shares are traded on OTC Bulletin Board in the United States, having the trading symbol “SRFDF”.
Item 9.D. Selling shareholders.
No disclosure required.
Item 9.E. Dilution.
No disclosure required.
Item 9.F. Expenses of the issue.
No disclosure required.

ITEM 10. ADDITIONAL INFORMATION.
Item 10.A. Share capital.
No disclosure required.
Item 10.B. Memorandum and articles of association.
Objects and Purposes
The Corporation is a registered extraprovincial company (Continuation Number C0773019) under the laws of British Columbia with certificate number A0047152. The Corporation’s Articles of Incorporation place no restrictions upon the type of business that the company may operate.
Disclosure of Interest of Directors/Officers
As described in the Articles and By-Laws of the Corporation:
(a)	Director shall not vote on any resolution to approve a contract in which he/she has a disclosable interest unless the contract is an arrangement by way of security for money lent to or obligations undertaken by him/her, or by a body corporate, in which he/she has an interest for the benefit of the Corporation or its affiliate, a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate, a contract for indemnity or insurance pursuant to the Act, or a contract with an affiliate.

(b)	In the absence of an independent quorum, directors cannot vote compensation to themselves or any members of their body.

(c)	The Board of Directors may from time to time, in such amounts and on such terms as it deems expedient, charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation.

(d)	The Corporation’s Articles and By-Laws does not require retirement or non-retirement of directors under an age limit requirement.

(e)	A director need not be a shareholder of the Corporation.
Common Shares
The Corporation is authorized to issue an unlimited number of common shares, without par value, of which 521,912,607 were issued and outstanding at the February 28, 2010 and 521,912,607 were issued and outstanding as of June 8, 2010. Holders of common shares are entitled to receive notice of any meeting of shareholders of the Corporation, and to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the outstanding common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive dividends, if any, on a pro rata basis, such dividends, as and when declared by the Corporation’s board of directors in its discretion. Upon the liquidation, dissolution or winding up of the Corporation, holders of common shares are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attending to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive subscription, redemption or conversion rights.

The Corporation is authorized to issue an unlimited number of First Preferred Shares and Second Preferred Shares. No First Preferred Shares or Second Preferred Shares are issued and outstanding.
Special Rights and Restrictions Attached to First and Second Preferred Shares
The First Preferred Shares and Second Preferred Shares, respectively, may include one or more series of shares and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Corporation and authorize the alteration of the Notice of Articles of the Corporation, as the case may be, to do one or more of: (a) determine the maximum number of shares of that series that the Corporation is authorize to issue, determine that there is no such maximum number, or alter any such determination; (b) create an identifying name by which the shares of that series may be identified, or alter any such identifying name; and (c) attach special rights and restrictions to the shares of that series, or alter any such special rights or restrictions.
With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs: (a) the First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares, the common shares and the shares of any other class ranking junior to the First Preferred Shares; and (b) the Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series and be entitled to preference over the common shares and the shares of any other class ranking junior to the Second Preferred Shares.
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
Shareholders have no specified rights to share in the profits of the Corporation and there are no sinking fund provisions or shareholder liability to further capital calls by the Corporation. There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.
A Special Shareholders’ meeting can only alter the rights of holders of the Corporation’s shares. Rules pertaining to annual general meetings and extraordinary general meetings of shareholders are described in Section Ten of the Corporation’s By-Laws. These rules are summarized as follows:
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
(b) Meetings of the shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situated or, if the board shall so determine, at some other place in Alberta.
(c) The board, the chairman of the board or the president shall have power to call a special meeting of the shareholders at any time.
There are no limitations on the rights to own securities.

There are no provisions of the Corporation’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Corporation and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Corporation.
Shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Corporation’s common shares.
Discriminatory Rights Against Significant Shareholders
The Corporation’s articles/by-laws do not address these issues. Accordingly, Alberta law and any exchange upon which the common shares trade govern the shareholders’ rights regarding these issues.
Modification of Rights of Shareholders
Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Business Corporations Act” of British Columbia, Canada. Unless the “Business Corporations Act” or the Corporation’s Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders’ meeting.
Item 10.C. Material contracts.
The Corporation has entered into employment agreements with each of its principle executive officers. The terms of those agreements are described in Item 6.B.
Item 10.D. Exchange controls.
There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Corporation’s common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the common shares of the Corporation) pursuant to Article X of the reciprocal treaty between Canada and the United States.
Except as provided in the Investment Canada Act (the “ICA”), there are no limitations under the laws of Canada, the Province of British Columbia or in the Articles of Incorporation of the Corporation on the right of foreigners to hold or vote the common shares of the Corporation.
The ICA, which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.
In the context of the Corporation, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one- third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

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
Item 10.E. Taxation.
The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common shares reflects the Corporation’s opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Corporation, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.
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
Canadian Federal Income Tax Considerations
If a non-resident were to dispose of common shares of the Corporation to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Corporation (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Corporation), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.
Under the Tax Act, a gain from the sales of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Corporation (25% or more of the shares of any class of the Corporation’s shares) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.
Dividends
In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Corporation, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Corporation’s voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Shares dividends received by non-residents from the Corporation are taxable by Canada as ordinary dividends.

Where a holder disposes of common shares to the Corporation (unless the Corporation acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), and such disposition will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Corporation exceeds the paid-up capital of such shares, the amount of such dividend will be subject to withholding tax as described above.
Item 10.F. Dividends and paying agents.
No disclosure required.
Item 10.G. Statement by experts.
No disclosure required.
Item 10.H. Documents on display.
The Corporation files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Corporation also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).
Item 10.I. Subsidiary information.
An organizational chart of the Corporation and its subsidiaries is included in Item 4.C. above.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.
Item 11.A. Quantitative information about market risk.
The Corporation does not hold any market risk sensitive instruments. It holds cash in its bank account in Canadian dollars. From time to time, the Corporation funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk. There is possible commodity price risk, but the company is not yet in production. This is discussed in the qualitative section below.
Item 11.B. Qualitative information about market risk.
The Corporation’s risk exposures and the impact on the Corporation’s financial instruments are summarized below:
Credit risk
The Corporation’s credit risk is primarily attributable to short-term investments and receivables. The Corporation has no significant concentration of credit risk arising from operations. Short-term investments are classified as cash equivalents and consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in receivables consist of goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in receivables is remote.
Liquidity risk
The Corporation’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at February 28, 2010, the Corporation had a cash balance of $3.6 million (February 28, 2009 — $3.9 million) to settle current liabilities of $0.7 million (February 28, 2009 — $1.0 million). All of the Corporation’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms with the exception of the Corporation’s capital lease which has a maturity of July 2010.

Market risk
(a) Interest rate risk
The Corporation has cash balances and no interest-bearing debt. The Corporation’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.
(b) Foreign currency risk
The Corporation’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Corporation funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk.
(c) Price risk
The Corporation is exposed to price risk with respect to commodity prices. Changes in commodity prices will impact the economics of development of the Corporation’s mineral properties. The Corporation closely monitors commodity prices to determine the appropriate course of action to be taken by the Corporation.
Sensitivity analysis
The Corporation has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.
As at February 28, 2010, the carrying and fair value amounts of the Corporation’s financial instruments are the same.
The Corporation does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.
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
Under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at February 28, 2010.
Item 15.B. Management’s annual report on internal control over financial reporting.
The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting.
Management has evaluated the effectiveness of the Corporation’s internal control over financial reporting as at February 28, 2010 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management has concluded that the Corporation’s internal control over financial reporting was effective as at February 28, 2010.
Management has excluded Nevoro Inc. from its assessment of internal control over financial reporting prior to its acquisition in October of 2009.
The effectiveness of the Corporation’s internal control over financial reporting as at February 28, 2010, has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.
Item 15.C. Audit report of the independent auditors.
See Item 17.
Item 15.D. Changes in internal control over financial reporting.
During the year ended February 28, 2010, there were no changes in the Corporation’s internal controls over financial reporting, that materially affected, or are reasonably likely to affect, its internal control over financial reporting.
ITEM 15T. Controls and procedures.
No disclosure required.
ITEM 16. [RESERVED]
ITEM 16A. Audit committee financial expert.
The Corporation’s designated “Audit Committee Financial Expert” is Shirley Mears, the chairperson of the Corporation’s Audit Committee. All three members of the Audit Committee are considered independent. Each has extensive public company operational and directorial experience and has a high degree of financial knowledge.

ITEM 16B. Code of ethics.
The Corporation currently has a Governance, Nominating and Compensation Committee that oversees a stated policy of adherence to a high standard of conduct for officers and directors. A copy of the Code of Ethics will be provided for no charge upon request to the Corporation’s secretary.
ITEM 16C. Principal accountant fees and services.

Fiscal year ended December 31	2010	2009
Audit Fees (for audit of the Corporation’s annual financial statements for the respective year and reviews of the Corporation’s quarterly financial statements)	$54,600	$97,000
Audit-Related Fees (for accounting consultation)	5,250	0
Tax Fees (for tax return preparation and consultation)	20,300	10,100
All Other Fees	—	—
Total Fees	$80,150	$107,100
The policy of the Audit Committee regarding the engagement of non-audit services is set out in Section 3 of the Audit Committee’s Charter.
ITEM 16D. Exemptions from the listing standards for audit committees.
Not applicable.
ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers.
The Corporation did not purchase any shares of its common shares.
ITEM 16F. Change in registrant’s certifying accountant.
The Corporation has not changed its Certifying Accountant during the two most recent fiscal years or the subsequent interim period.
ITEM 16G. Corporate governance.
Not applicable.
ITEM 17. FINANCIAL STATEMENTS.
The financial statements and notes thereto as required by this item are attached hereto as Exhibit 99.1 and found immediately following the text of this annual report.
ITEM 18. FINANCIAL STATEMENTS.
The Corporation has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS.
The following is a list of exhibits filed as part of this annual report on Form 20-F. We are incorporating by reference to our previous SEC filings each exhibit that contains a footnote. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated in parentheses.

Exhibit
Number	Description
1.1	Articles of Amendment re: Name Change dated 12/4/97	Incorporated by reference to Form 20-F and Form 6-Ks

1.2	Articles of Amendment re: Name Change dated 9/19/94	Incorporated by reference to Form 20-F and Form 6-Ks

1.3	Articles of Incorporation dated 4/20/94	Incorporated by reference to Form 20-F and Form 6-Ks

1.4	Certificate of Registration dated 4/22/98	Incorporated by reference to Form 20-F and Form 6-Ks

1.5	Certificate of Continuation and Articles dated October 27, 2006	Incorporated by reference to Exhibit 99.1 to Form 6-K filed on May 19, 2009

2.	Instruments defining the rights of holders of securities being registered	—Refer to Exhibit No. 1.3—

12.	Certifications	Attached hereto

13.	Certifications	Attached hereto

99	Audited Consolidated Financial Statements	Attached hereto

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STARFIELD RESOURCES INC.
Date: June 10, 2010	By:	/s/ ANDRÉ DOUCHANE
André J. Douchane
President and Chief Executive Officer