Form 20-F
period 2011-02-28
STARFIELD RESOURCES INC
filed 2011-09-30
CIK 1074795

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended February 28, 2011 or

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

120 Adelaide Street, Suite 900, Toronto, Ontario, Canada M5H 1T1
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Title of class ___None_________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 640,999,079

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement the registrant has elected to follow. Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

-i-

-ii-

-iii-

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

	Table No. 1 Selected Financial Data (CDN$ in 000, except per share data)
	Year Ended 2/28/11	Year Ended 2/28/10	Year Ended 2/29/09	Year Ended 2/29/08	Year Ended 2/28/07
General and Administrative Expenses	$2,000	$2,075	$3,455	$5,132	$3,113
Net Loss	$2,926	$3,890	$3,142	$11,840	$2,100
Basic and diluted Loss Per Share	$0.01	$0.01	$0.01	$0.04	$0.01
Net Loss US GAAP	$5,867	$5,213	$28,347	$25,010	$21,484
Basic and diluted Loss per share US GAAP	$0.01	$0.01	$0.09	$0.08	$0.11
Wtg. Avg. No. Shares US GAAP	562,312	397,144	319,325	298,702	189,474
Dividends Per Share	$0	$0	$0	$0	$0
Dividends Per Share US GAAP	$0	$0	$0	$0	$0
Wtg. Avg. No. Shares Cdn GAAP	562,312	397,144	319,325	298,702	198,474
Working Capital(1)	$3,556	$3,613	$4,136	$10,819	($1,913)
Mineral Properties	$125,612	$124,172	$105,379	$76,664	$63,581
Long Term Debt	Nil	Nil	Nil	$69	$185
Long Term Debt (US GAAP)	Nil	Nil	Nil	$69	$185
Shareholders’ Equity	$121,094	$117,846	$105,042	$86,996	$60,942
Share Capital	$141,286	$136,660	$120,918	$102,513	$72,516
Share Capital (US GAAP)	$151,992	$147,073	$129,116	$109,961	$78,998
Total Assets	$130,676	$128,849	$111,046	$90,315	$65,064
Total Assets (US GAAP)	$21,575	$20,815	$8,361	$13,651	$1,483
(1)	Current assets less current liabilities

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

Table No. 2 U.S. Dollar/Canadian Dollar
Period	Average	High	Low	Close
August 2011	0.98	0.99	0.96	0.98
July 2011	0.96	0.97	0.94	0.95
June 2011	0.98	0.99	0.97	0.96
May 2011	0.97	0.98	0.95	0.97
April 2011	0.96	0.97	0.95	0.95
March 2011	0.98	0.99	0.97	0.97
February 2011	0.99	0.99	0.97	0.97
January 2011	0.99	1.00	0.99	1.00
December 2010	1.01	1.02	1.00	1.00
November 2010	1.01	1.03	1.00	1.03
Fiscal Year Ended 2/28/11	1.03	1.08	0.97	0.97
Fiscal Year Ended 2/28/10	$1.11	$1.30	$1.03	$1.05
Fiscal Year Ended 2/28/09	$1.10	$1.30	$0.98	$1.27
Fiscal Year Ended 2/29/08	$1.05	$1.18	$0.92	$0.98
Fiscal Year Ended 2/28/07	$1.14	$1.19	$1.10	$1.17

Item 3.B.	Capitalization and indebtedness.

No disclosure required.

Item 3.C.	Reasons for the offer and use of proceeds.

No disclosure required.

Item 3.D.	Risk factors.

The securities of the Corporation are highly speculative and subject to a number of risks. These risks might affect the Corporation reaching its business objectives, which include successfully exploring and developing further mineral resources.

In addition to the matters set out elsewhere in this annual report, the following are also risks related to the Corporation.  The risk factors outlined below are not a definitive list of all risk factors associated with an investment in the Corporation or in connection with the Corporation’s operations.

(a)	Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive mineral properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. As a result of this competition, the majority of which is from companies with substantially greater financial and technical resources than Starfield, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable or recruit and retain qualified employees. In addition, Starfield competes with other resource companies, many of whom have more advanced properties that are better able to attract equity investments and other capital. Existing or future competition in the mining industry could adversely affect the Company’s prospect for mineral exploration and success in the future.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by Starfield. Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

(b)	Title Matters

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.

A significant part of the Company’s mineral rights consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the U.S. General Mining Law of 1872. Also, unpatented mining claims are always subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from the Company’s operations, and it could reduce estimates of the Company’s present resources and the amount of the Company’s future exploration and development activity on federal lands.

(c)	Going Concern

The Company’s ability to continue as a going concern is dependent on its ability to successfully develop and operate its properties. The Company will actively seek financing from time to time to develop its projects; however, the availability, amount and timing of the financing are not certain at this time. Management believes that it will be able to secure the necessary financing through a combination of the issue of new equity, the entering into of joint venture agreements or the exercise of warrants for the purchase of common shares.  Subsequent to the end of the year, the Company announced that it had entered into an agreement with an investment banking firm to raise a minimum of $3 million to a maximum of $5 million. However, there is no assurance that the Company will be successful in these actions.

(d)	Acquisition and Integration

From time to time the Company examines opportunities to acquire additional mining assets and business. Any acquisition that the Company may complete may be of significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material resource may prove to be below expectation; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any acquisition with existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisition.

(e)	The Company is Experiencing Negative Cash Flow

The success of the Company’s business will depend upon the Company’s ability to develop its cash flow from operations to a point where it becomes profitable. The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted. Accordingly, the Company must obtain additional funds presently through the sale of equity and/or debt capital. The only alternatives for the financing of the Company’s business would be the offering by the Company of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions.

If the Company cannot increase its cash flow and become profitable, it will have to raise additional funds. However, such funds might not be available on acceptable terms, and, as a result, there would be a material adverse effect on the Company (in terms of its business and results of operations), and it may not achieve its business objectives.

(f)	The Company has No History of Operations

The Company has no history of development on any of its properties. The Company may experience higher than budgeted costs and delays which were not expected. The Company must also locate and retain qualified personnel to conduct exploration work.  Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Company, its business and results of operations.

(g)	The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company’s drilling activities are in the advanced exploration stage, and such advanced exploration is subject to the risk that previously reported inferred mineralization may not be economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.

The Company’s activities are subject to a number of factors beyond its control, including intense industry competition and changes in economic conditions (including some operating costs, such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment, and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

(h)	Foreign Operations

Many of the Company’s property interests are located in the United States of America (“USA”), and are subject to that jurisdiction’s laws and regulations. The Company believes the present attitude of the USA to foreign investment and mining to be favourable, but investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

(i)	Foreign Currency Translation

The consolidated financial statements of the Company are presented in Canadian dollars, the functional currency. The operations of several of its subsidiaries are in US dollars.  The operations of the subsidiaries are translated as follows: monetary assets and liabilities are translated at exchange rates prevailing at the balance sheet date; non-monetary items and any related amortization of such items are translated at the rate of exchange in effect when the assets were acquired or obligations incurred; and all income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year. Management monitors foreign exchange derived from currency conversions but does not hedge its foreign currency. A significant change in the Canadian to US dollar exchange rate could have an adverse effect on the Company.

(j)	The Company is Dependent on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel. The Company does not maintain life insurance for key personnel, and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

(k)	The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

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

The Company currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors carry their own general and equipment liability insurance. Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

(l)	There is Uncertainty of the Nature and Amount of the Company’s Resources

While the Company has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material effect on the Company’s business and operations.

(m)	The Company may Experience Uncertainty in Marketing the Nickel, Copper, Platinum, Palladium, Chromium, Gold and Cobalt which it may Potentially Mine

The Company’s future revenues are expected to be in large part derived from the mining and sale of nickel, copper, platinum, palladium, chromium, gold and cobalt. The prices of these metals fluctuate, and are affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine development and improved mining and production methods. Any unfavourable change in these factors could cause the Company’s revenues, operations and financial condition to be materially adversely affected.

(n)	The Company’s Activities are Subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, land claims of First Nations and local people, environmental protection and remediation, endangered and protected species, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:

(a)	Government of Canada

(i)	Canada Customs and Revenue Agency (taxation)
(ii)	Canadian Environmental Assessment Agency, Environment Canada (environ-mental protection)
(iii)	Natural Resources Canada (land use and conservation)
(iv)	Dept. of Fisheries and Oceans (land use and conservation)
(v)	Dept. of Indian Affairs and Northern Development (land use and conservation)

(b)	Government of Nunavut

(vi)	Dept. of Sustainable Development (mineral tenure, development and use)
(vii)	Nunavut Planning Commission (land use and conservation)
(viii)	Nunavut Water Board, (environmental protection) (land use and conservation)
(ix)	Dept. of Finance (taxation)
(x)	Nunavut Impact Review Board (mine plans, labour rights and relations)
(xi)	Dept. of Culture, Language, Elders and Youth (mine plans, labour rights and relations)
(xii)	Kivalliq Inuit Association (land use and conservation)

(c)	Kivalliq Designated Inuit Organization

(xiii)	Inuit Impact and Benefit Agreement (tax assessment)
(xiv)	Keewatin Regional Land Use Plan (building permitting)
(xv)	Kivalliq Inuit Association (business licensing)

(d)	Government of the United States of America

(e)	Government of California

(f)	Government of Montana

(g)	Government of Nevada

In addition, the current and future operations of the Company, from current exploration through to future development activities and production, require permits, licenses and approvals from some of these governmental authorities. The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties, or require abandonment or delays in development of its mining properties. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail production, development or exploration.

(o)	The Company’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Company’s operations are subject to federal, provincial and local environmental regulation in the various jurisdictions in which it operates, which potentially could make operations expensive or prohibit them altogether. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or prevent operations all together.  Environmental hazards may exist (on the properties on which the Company holds and will hold interests) which are unknown to the Company at present and which have been caused by previous or existing owner or operation of the properties.

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

(p)	Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in gold and precious and base metals or other natural resource exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

(q)	The Company does not Pay Dividends

The Company has never paid a cash dividend. Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company’s securities other than possible capital gains.

(r)	Supply/Demand Outlook for Metals

The Company believes that there are a significant number of external forces acting on supply and demand of base and precious metals. The metal markets for nickel, copper, platinum and palladium, chromium, gold, and cobalt demonstrate considerable volatility, and the Company is unable to predict future metal prices with any certainty.

PART II

ITEM 4.	INFORMATION ON THE COMPANY.

Item 4.A.	History and development of the Company.

The Corporation is a Canadian-based natural resource exploration company. The Corporation was incorporated on April 22, 1994, under the Business Corporations Act (Alberta), and changed its name to Starfield Resources Inc. in 1997.  On October 27, 2006, the Corporation filed articles of continuance in British Columbia, which are filed as an exhibit to the Corporation’s filings with the SEC. The Corporation is also governed by the Business Corporations Act (British Columbia) and a reporting issuer in the provinces of British Columbia, Alberta and Ontario and in the North West Territories. The Corporation’s registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, and the head office is located at 120 Adelaide Street West, Suite 900, Toronto, Ontario M5H 1T1. In December 1999, the Corporation acquired a 100% interest in certain mineral claims in the Ferguson Lake area of the Nunavut Territory, Canada and a five-kilometer area of influence around the claims (the “Ferguson Lake Property”).

The Corporation, which was listed on the TSX Venture Exchange, applied to list its common shares on the TSX. That application was approved, and on April 24, 2007 the Corporation’s common shares began trading on the TSX under the symbol “SRU”.

Recent Acquisition

The Corporation completed the acquisition of Nevoro Inc. on October 8, 2009, exchanging 0.87 of one Starfield common share for each common share of Nevoro Inc..  The three primary assets acquired in the acquisition are as follows:

•
the Stillwater Project, a nickel-copper-cobalt-PGM and chromium exploration property located in Montana, USA, covering 15,700 acres adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producers of platinum group metals;

•	the Moonlight Project, a copper-silver exploration property located in California on which two advanced stage copper-silver targets have been defined by previous mining and exploration; and

•	In addition to the Moonlight project, the company controls two early stage Nevada gold properties (Dome Hill and Stealth), which are located in historic high-grade gold mining districts.

The Corporation filed a Form 51-102F4 in respect of the Nevoro Inc. acquisition on December 11, 2009.

Capital Expenditures
Fiscal 2009:                      $25.0 million for mineral property exploration and acquisition of equipment.
Fiscal 2010:                      $2.9 million for mineral property exploration and acquisition of equipment.
Fiscal 2011:                      $1.4 million for mineral property exploration and acquisition of equipment.

Item 4.B.	Business overview

The Corporation is an advanced exploration company whose assets include the following properties (the “Properties”) all of which are 100% owned:

•	Ferguson Lake nickel-copper-cobalt-PGM property located in Nunavut, Canada;
•	Stillwater nickel-copper-cobalt-PGM-chromium exploration property located in Montana, USA;
•	Moonlight copper-silver exploration property located in California, USA; and
•	Nevada gold properties, whose exploration is being undertaken by Desert Ventures, who has the Stealth project under lease.

The overall business objective of the Corporation is to explore, develop and commence production on the Properties. The Corporation’s management team has substantial expertise and experience in the operations of mines and the development of mining properties.

•	The Company will continue to focus on its operating priorities during 2011:
•	Develop the flow-sheet for a continuous hydrometallurgical process;
•	Actively seek joint venture partners for its properties;
•	Maintain the Ferguson Lake camp, undertake a deep exploration drilling program and continue the permitting process; and
•	Drill approximately six holes to begin evaluation of the VEZ PGM target at the Stillwater Project.

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

The Corporation’s executive offices are located at 120 Adelaide Street West, Suite 900, Toronto, Ontario, Canada M5H 1T1.  Its registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3.

Project Descriptions and Locations

The Corporation is a geologically diverse resource company with multiple projects in favourable geographical settings. The core asset of the Corporation is its 100%-owned 670,000-acre Ferguson Lake nickel-copper-platinum-palladium-cobalt property located in Nunavut, Canada.  The Corporation has incurred substantial exploration expenditures on the Ferguson Lake Property in the last few years as it established a very large resource base on the property.  Through a joint venture agreement with Thanda Resources Inc. (“Thanda”), the Corporation has also commenced an exploration program for diamonds on several parts of the property. On March 20, 2008, the Corporation announced positive economics from a preliminary assessment (“scoping study”) of its Ferguson Lake Project in Nunavut. On December 15, 2008, the scoping study was updated, and continues to show that the project has positive economics. Potentially large and economically viable deposits, such as those indicated at Ferguson Lake, are not common, especially in politically stable environments like Canada

The Stillwater Project, comprising approximately 15,700 acres, is located in south central Montana, approximately 129 kilometres west southwest of the city of Billings. The project area is in the eastern part of the Stillwater Complex, an Archean-age layered mafic-ultramafic magmatic intrusion exposed for 48 kilometres along the northern margin of the Beartooth Mountains.  On August 26, 2009, an additional 9,680 acres was added through a purchase and sale agreement with Beartooth Platinum Corporation (“Beartooth”).  The Stillwater Complex and adjacent rocks have been known to contain copper, nickel, cobalt and chromium deposits since the late 1800s. More recently, deposits of PGMs have been recognized. Historical resources were defined on the properties, but are not in compliance with NI 43-101.

The Moonlight Project is located approximately 140 kilometres northwest of Reno, Nevada, and in Plumas County, northeastern California, totalling approximately 3,160 acres. The project occurs in a structurally complex area at the northernmost end of the Sierra Nevada Batholith, in a complex intrusive rock body known as the Lights Creek Stock. It is part of the Plumas Copper Belt, site of many historically productive high-grade copper-gold-silver mines, which have been largely inactive since the 1930s. There are two advanced targets with historical resources: Superior and Engels. The moonlight Copper Project is comprised of the Teagan unpatented Claims and California-Engels patented Claims.

The Corporation holds two properties (Dome Hill and Stealth), consisting of a total of 162 claims, both of which are located in a historic high-grade gold mining districts.  The Stealth project is located in the State of Nevada, while the Dome Hill straddles the Nevada-California border.

FERGUSON LAKE PROPERTY

The Ferguson Lake Property consists of 270 mineral claims comprising an area of 273,279 hectares (670,000 acres) in the Kivalliq region of southern Nunavut Territory some 240 kilometres west of Rankin Inlet and 160 kilometres south-southwest of Baker Lake.  Ferguson Lake, central to the large property area, is midway between Yathkyed and Kaminuriak Lakes. The Ferguson Lake Property measures 80 kilometres in an east-west direction and approximately 40 kilometres north-south. These mineral claims are issued pursuant to the Canada Mining Regulations, C.R.C.C. 1516.

All of the mineral claims are contiguous and extend east, west, south and northwest of Ferguson Lake between latitudes 62° 30’ and 63° 15’ North and longitudes 96° 00’ and 98° 15’ West.

In 2006 and 2007, the Corporation contracted McElhanney Associates Land Surveying Ltd., a Canada Land Surveyor, to conduct Canadian Legal Survey (“CLS”) work at the Ferguson Lake Property to have certain mineral claims converted to mining leases as required under the Canada Mining Regulations. The work entailed a detailed CLS of the key mineral claims hosting the mineral resources at the Ferguson Lake Property. The CLS was completed in 2007. Twelve lease applications were submitted, along with applicable fees, to the Mining Recorder.

The Mining Recorder administers most of the subsurface rights of Crown Lands in Nunavut, and grants the mining lease status of mineral claims. The Corporation’s application and registry for the mining leases was completed in 2007 and the mining leases have been accepted and will be issued in due course.

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

Mineral claims in Nunavut are valid for two years from the recording date, and may be renewed for an additional year by completing representation (assessment) work in the amount of $4.00/acre within the initial two-year period. Annual work in the amount of $2.00/acre is required to renew the claims beyond the third year. Representation work for the various mineral claims covering the period 2005-2010 is in the process of being filed.

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

The Corporation is not aware of any environmental, infrastructure, or permitting issues which would adversely affect the potential viability of the Ferguson Lake Property. The Corporation cannot provide any assurance that agencies or government departments (Government of Nunavut, Dept. of Indian Affairs and Northern Development, Dept. of Fisheries and Oceans, Canadian Environmental Assessment Agency, Dept. of Natural Resources Canada, Dept. of Sustainable Development GN, Nunavut Water Board, Dept. of Culture, Language, Elders and Youth GN, Nunavut Planning Commission, Nunavut Impact Review Board, Kivalliq Inuit Association, Keewatin Regional Land Use Plan, Inuit Impact and Benefit Agreement, Community Land and Resources Committee, Designated Inuit Organization and others) will approve mine production at the Ferguson Lake Property.

The Corporation is in compliance with applicable agency requirements and government regulators’ requirements and continues to operate the Ferguson Lake Property by holding all necessary permits, which are in good standing, or hold extensions to existing permits or has applications being processed with the applicable authority. The Corporation has paid all application fees, costs, rents and security deposits relating to these permits, extensions or applications. The information in this paragraph is provided by the Corporation and is not extracted from the 2008 Report.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Ferguson Lake Property is by air from Rankin Inlet, Baker Lake, Thompson, or Churchill, all of which have scheduled airline service and offers a number of facilities. In 2008, the Corporation completed construction of an approximately 800 metre dirt airstrip capable of handling wheel equipped aircraft. Limited supplies and services are available in Rankin Inlet and Baker Lake, and the staging points for recent programs have been Thompson, Manitoba, 765 kilometres south of Ferguson Lake, and Yellowknife, Northwest Territories, 900 kilometres west. Both of these communities, with populations of about 15,000, are accessible by highway, have scheduled airline service, and are major exploration and mining supply centres.

Previous and current programs involved shipping supplies, equipment and fuel by larger aircraft to an ice airstrip established on Ferguson Lake, and fuel and other supplies have also been transported to the Resource Property by winter Cat train from Baker Lake, Rankin Inlet, and Arviat. Communications in this remote area are excellent, made possible by satellite, which provides for telephone and high speed internet connections.

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

There is little or no infrastructure in this remote part of Canada other than abundant water supplies. The Nunavut government has been studying the possibility of extending an all- weather road into the territory from northern Manitoba. The potential route would be approximately 150 kilometres east of Ferguson Lake, making a “spur road” to Ferguson Lake a reasonable possibility. Diesel generated electrical power has been used for past mining operations in the general area, including at Cullaton Lake which is 200 kilometres south of Ferguson Lake. Annual re-supply to the communities of Rankin Inlet, Arviat and Baker Lake is done by commercial barge service from Churchill, Manitoba or Montreal, Quebec. Daily flights into Rankin Inlet from Southern Canada bring routine supplies and passenger service.

The area is one of low relief, featuring numerous smaller lakes and a few large river systems, notably Kazan and Ferguson Rivers. Yathkyed and Ferguson Lakes are 141 and 114 metres above sea level, respectively, and maximum elevations in the surrounding area range from 200 to 275 metres. Elevations within the current property area average less than 200 metres, and range from slightly less than 100 metres at the Resource Property’s eastern boundary to 290 metres north of Yathkyed Lake. The orientations of Ferguson Lake and a number of smaller lakes reflect the dominant south-easterly glacial direction. Bedrock is fairly well exposed on numerous low hills and ridges in contrast to lower areas where bedrock may be obscured by between 6 and 25 metres of glacial debris. The terrain is typical of the barren grounds; the tree line is 150 kilometres south of Ferguson Lake and vegetation consists principally of moss, lichen, dwarf birch and Labrador tea. Wildlife includes caribou, arctic fox, musk ox and barren ground grizzly bear.

History

Canadian Nickel Company Ltd., the then exploration arm of Inco, discovered copper-nickel mineralization at Ferguson Lake in 1950. A 3000 square kilometre concession was granted in late 1950, and work over the ensuing five years included construction of a 90 person all-season camp, airborne and surface geophysics, geological mapping and 37,576 metres of diamond drilling.

Nearly three-quarters of the total drilling (27,732 metres) was directed to mineralized zones east and west of Ferguson Lake and the intervening area beneath the lake (East Zone, West Zone and Central or Lake Zone). The remainder of the drilling tested other targets within and outside the original concession area. Standard drilling techniques recovered EX-size (2.23 centimetre diameter) core.

A 10 ton bulk sample, extracted from the West Zone in 1953, was transported to Copper Cliff, Ontario for mill testing.  A central area of 200 claims (4,180 hectares) of the original concession was taken to a mining lease in 1957; this was subsequently reduced by 50% in 1978.

Esso Minerals Canada optioned the property from Inco in 1980 and extracted a 9-tonne bulk sample. Homestake Mineral Development Company (“Homestake”) was aware of platinum and palladium values in the area of Ferguson Lake in 1981, and acquired claims and prospecting permits around the existing Inco mining lease in 1986. A comprehensive program in 1987 consisted of reconnaissance geological mapping and, with Inco’s permission, the collection of 339 rock and 266 soil samples mainly from the known East and West mineral zones.

Homestake’s mineral claims in the area subsequently lapsed, and the Inco mining lease expired June 17, 1992. A Prospecting Permit covering part of the area of the original Inco property was issued in early February, 1997, and the FERG 1-3 mineral claims were located in mid-September of the same year. Ten rock and four soil samples were collected from East and West Zones and from one of the other known mineralized zones at that time.

A 1998 field program, carried out on behalf of the Ferguson Lake Syndicate between mid-August and early September, 1998, included the re-establishment of survey control at several points along the 1950’s Inco baseline, prospecting, and the collection and analyses of rock samples from the East, West and several other mineralized zones.

The Corporation entered into an agreement with the Ferguson Lake Syndicate in February of 1999, and undertook a two-phase exploratory program in the spring and summer of the same year. See “Exploration” for further details.

Regional Geology

The Ferguson Lake Property is situated in the Western Churchill Province, an Archean craton which is divided into the lithologically distinct Rae and Hearne domains by the northeast-trending Snowbird Tectonic Zone.

Ferguson Lake, 100 kilometres east of the Snowbird Tectonic Zone, is more precisely within the north-western Hearne domain, which is made up principally of Archean metavolcanic and metasedimentary rocks and extensive gneissic terranes derived from both Archean volcano sedimentary and plutonic rocks and early Proterozoic plutonic rocks. The north-western Hearne domain is bounded by northeast-trending, regional shear zones including the Tulemalu Fault Zone (part of the Snowbird Tectonic Zone) on the north and by the north-eastern extension of the Tyrrell Shear Zone on the southeast.

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

Property Geology

The oldest rocks in the southern and north-eastern parts of the Ferguson Lake Property consist of east to northeast trending, mafic and intermediate volcanic rocks of Archean age that have undergone upper amphibolites grade metamorphism, and represent the north-eastern continuation of the Yathkyed greenstone belt. These supracrustal rocks, which contain sulphide, oxide and silicate banded iron formations in a number of localities, are interlayered with more widespread quartz-feldspar-biotite-(hornblende) gneiss and paragneiss, and all units have been intruded by Archean tonalities, granite gneisses and smaller, complex, coarse-grained pegmatite bodies. A variety of younger (Proterozoic) dykes, sills and irregular intrusions cut the older rocks. Pronounced layering in the supracrustal rocks trends east-northeast to northeast and dips moderately to steeply north. Medium to coarse grained, massive to weakly foliated gabbros, containing +60% hornblende and termed hornblendites in earlier reports, mainly occur within, and are conformable with, the layering in amphibolite-hornblende-biotite gneiss sequences. Petrographic studies suggest that these hornblende-rich gabbros, which are the principal host rocks for known base metal sulphides and PGM, may be metamorphic products of original tholeiitic mafic or ultramafic (pyroxenite-peridotite) intrusions.

All of the foregoing are cut by younger (mid-Proterozoic) gabbros and diabases and by late Proterozoic syenites, quartz-feldspar porphyries and fine-grained, locally biotite-rich mafic dykes.

Younger syenites, part of the Martell Syenites, and distinctly post-mineral mafic dykes, are also evident in many of the diamond drill holes completed to date. Larger bodies of this syenite occur near the east shore of Ferguson Lake, and a larger body underlying Uligattilik Hill borders the Resource Property’s eastern boundary.

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

As stated above, nickel-copper-cobalt-PGM mineralization at Ferguson Lake is hosted mainly by fine to coarse grained gabbros which include hornblendites. Three of the mineral zones (East, Central (Lake) and West) are at least spatially related to the same east-northeast trending gabbro unit which is between 10 and 600 metres thick and has been traced by intermittent exposures and by diamond drilling over a strike length of more than 12 kilometre east and west of Ferguson Lake. This and the other gabbro units hosting the several other mineral zones dip moderately to steeply north and are generally conformable with enclosing hornblende-rich gneisses.

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

The most significant drilling results obtained by the Corporation to date have been from the East and West Zones. Better grades (+1% combined copper-nickel) of nickel-copper-cobalt-PGM mineralization within and marginal to the host gabbro intrusion in both of these zones are contained in lenses and pods of massive and semi-massive sulphides which have a lateral extent of 350 metres in the East Zone II to more than 4,000 metres in the West. Two or more parallel lenses, separated by between 5 and 100 metres of lower grade sulphide mineralization and/or unmineralized hostrock, are evident in many of the holes drilled on the West Zone.

The principal focus of previous and current work has been directed to the West Zone, which has been traced by intermittent bedrock exposures, geophysical surveys and by a considerable amount of diamond drilling over a zone length of several kilometres. The zone has been tested by 72 Inco holes (10,833 metres) between 1951 and 1955 and by more than 76,000 metres of drilling in more than 183 holes by Starfield since 1999.

Other mineral zones identified east of Ferguson Lake include M Zone, discovered in 2000 and situated 1 kilometre southeast of the East Zone II. This zone was tested by ten inclined holes to test a blind, gently north-dipping Versatile Time Domain Electromagnetic (“VTEM”) conductor. The drilling confirmed that the conductive zone was due to the presence of sulphide minerals within a gabbro, a setting similar to the other known mineral zones. Assay results were not particularly impressive. Further surface geophysical surveys were conducted over this zone in 2004, and three additional holes, drilled to test a new interpretation of geophysical signatures, returned results similar to those obtained from earlier drilling.

Anomaly 51, also known as the Pointed Lake Zone, consists of a northeast-trending, gossanous gabbro approximately 50 metres wide. It is exposed along more than 2,500 metres of strike length, and is located one kilometre south of M Zone. This zone, which contains pods and stringers of massive pyrrhotite with lesser chalcopyrite and pyrite, particularly in its western half, was tested over 1,700 metres of strike length by 1,094 metres of diamond drilling in nine widely-spaced, inclined diamond drill holes in the 1950s. Several holes contained narrow intervals of copper-nickel mineralization; better grades (+1% combined copper-nickel) are associated with narrow intervals (0.15 to 2.29 metres) of massive pyrrhotite and pyrite hosted by gabbro in most holes drilled. No PGM results were reported. Nickel values were generally higher than copper, as opposed to results from other zones at Ferguson Lake.

This zone (and its potential extensions) was further tested in 2000 and 2004 by eight holes which were drilled in several locations to test isolated VTEM conductors north and east of the area previously drilled. Only narrow sulphide intervals were encountered.

Exploration

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

The West Zone proper has been the focus of most of the exploratory programs undertaken between 1999 and 2004, during which time the zone was tested by more than 150 holes plus five wedge holes (for a total of 62,000 metres) drilled over 3 kilometres of strike length. Much of this drilling was designed to expand the zone both to depth and along strike, with a number of deeper holes testing the deeper, western part of the zone between sections 52+00W and 68+00W in 2001. Most of these holes intersected intervals of several metres containing +1% combined copper+nickel, most of which included significant sections of +1.5% and +2% combined copper+nickel plus PGM averaging more than 2 grams/tonne.

Much of the drilling undertaken on the West Zone between 2002 and 2004 was directed to definition drilling in 74 relatively shallow holes (20,200 metres) in the eastern part of the zone between sections 39+00W and 51+000W to better define near-surface sulphide mineralization.

The nature and scope of the 2002-2004 drilling programs consisted of collaring drill holes between existing holes such that this part of the West Zone has now been drilled on sections at an average of 30 metre spacings or less. Most holes intersected two or three (and in some cases, up to six), parallel sulphide lenses containing grades of at least 1% combined copper plus nickel, and over minimum hole lengths of 2 metres. Intervals of lower (or zero) grades between the parallel lenses range from 2 metres. Most of the inclined holes drilled to date are essentially normal to the moderately north-dipping sulphide lenses and apparent true widths of the various sulphide lenses range from 2 metres to a maximum of 45 metres, with an overall average of 7 metres. The down-dip extent of the various sulphide lenses is variable, and ranges from 20 to 250 metres. Many of the drill sections feature a well mineralized sulphide lens in one hole that may or may not continue through holes drilled up or down-dip of the mineralized lens.

Although most of the exploration effort west of Ferguson Lake has been devoted to the continued evaluation of the West Zone, several other mineralized targets proximal to the West Zone have also undergone limited exploration. Those zones of apparent lesser importance include the West Zone South, which is intermittently exposed over a strike length of approximately one kilometre and is associated with a gossanous gabbro. The West Zone South represents a mineralized target that is sub parallel to the West Zone located approximately one kilometre to its north. Previous select surface sampling returned relatively high PGM values of between 540 ppb and 1,170 ppb platinum and 1,250 ppb to 4,500 ppb palladium.

South Discovery Zone, a sulphide-bearing gabbro unit some 3 kilometres southwest of 119 Zone, has an exposed northeast strike length of 800 metres and is offset by two parallel, northwest-striking faults. Two holes drilled to test the central part of the zone in 1999 intersected 1.5 to 2 metre intervals grading 0.30-0.62% copper, 0.11-0.50% nickel, 0.02-0.10% cobalt and 0.13-0.67 grams/tonne PGMs.

Near the western shore of Ferguson Lake, hole 11310 cut 13.5 metres grading 0.78% copper, 0.88% nickel and 1.44 grams/tonne PGM (palladium and platinum) plus a lower 5.8 metre interval containing 1.36% copper, 0.50% nickel and 0.69 grams/tonne PGM. As a result, a further two holes were drilled through ice-covered Ferguson Lake by the Corporation in the spring of 2000 in an attempt to further test this part of the zone some 40 metres down-dip of the previous intersections. The first hole was abandoned in lake-bottom sediments; the second hole intersected gabbro host rocks over three intervals, but base and precious metals values were low. This zone was further tested by ten holes in 2003 and 2004 as part of the definition drilling program undertaken in the eastern part of the West Zone. A degree of continuity of grades in sulphide lenses was identified, and a part of this zone has been incorporated into the revised resource estimates for the West Zone.

2005 to 2008 Exploration Summary

In 2005, the Corporation’s exploration work included 16,861 metres of diamond drilling in 29 holes plus surface and airborne geophysical surveys. Ten deep holes (11,213 metres) were drilled on three sections to test the “gap” between the 119 Zone and the known western limits of the West Zone. The 119 Zone itself was tested by an additional two holes (2,116 metres). Seventeen holes (3,523 metres) were completed in the West Zone “Pit Area”.  Eight holes were drilled in an attempt to further define footwall PGM mineralization, while the remaining nine holes (1,140 metres) were drilled at various azimuths to provide information on the continuity and consistency of base and precious metal grades for a geostatistical study.

Of particular interest in terms of low-sulphide, footwall PGM mineralization is the 1 metre length of 12.38 grams per tonne palladium and 8.42 grams per tonne platinum encountered in hole FL05-218. Also of interest is the footwall PGM-enriched sulphide lens intercepts that were intersected below the main massive sulphide lenses in four holes, particularly the 12.02 metre footwall massive sulphide intercept in hole FL04-220 which in addition to enhanced copper and nickel grades, includes 3.74 grams per tonne palladium and 0.31 grams per tonne platinum.

Geophysical surveys undertaken in 2005 included 9,624 line kilometres of helicopter-borne VTEM and magnetics, and surface and borehole time domain pulse electromagnetic surveys on various parts of the Resource Property by Crone Geophysics and Exploration Ltd. Other work completed in 2005 included ongoing metallurgical test work on drill core samples directed to the recovery of base metals and PGMs.

Much of the 2006 exploratory program at Ferguson Lake was directed at detailed infill diamond drilling of the West Zone Pit, West Zone Mid and Pit Extension, West Zone Main and East Zone II. Some 24,330 metres of core were recovered from 110 holes. Two holes, totalling 211 metres, were drilled to collect samples for metallurgical work, and 19 shallow holes totalling 234 metres were drilled for geotechnical purposes. An additional six holes, totalling 657 metres, were drilled at azimuth grid north to test a south dipping magnetic anomaly (termed the Clarke Plate) located in the West Zone Pit Area. Diamond drilling at Ferguson Lake in 2006 aggregated 24,987 metres.

During the fiscal 2007 drilling season, much of the drilling effort was designed to upgrade more of the existing Inferred Mineral Resource into the “Measured and Indicated” categories of resources throughout the West Zone utilizing a recommended closer drill spacing pattern. The 2007 drilling program was also designed to obtain more information about the low sulphide PGM mineralization located in the footwall of the West Zone. In addition to the 116 resource delineation holes, an additional 20 geotechnical holes totalling 246 metres were also completed in this program. This resulted in a record 136 holes drilled totalling 25,023 during the program.

The 2007 mineral resource estimate completed in early 2008 forms the basis of evaluation studies undertaken by Scott Wilson Roscoe Postle Associates Ltd. (“SWRPA”), and is discussed in detail later in this report. This mineral resource estimate utilized the Inco drill results as well as those of the Corporation during the period 1999-2007.

During the fall of 2007 the Corporation completed a 19 hole drill program in the Main West Zone of Ferguson Lake. This initiative targeted the low-sulphide, PGM style of mineralization hosted in the Ferguson Lake Sulphide Intrusive Complex. This potential high-grade, low-sulphide mineralization was identified along strike during previous drilling. It is situated approximately 30 to 50 metres below the PGM-bearing massive sulphide Main West Zone lenses in the footwall gabbro unit. The massive sulphide base metal/PGM resource that is currently identified and qualified in Starfield’s NI 43-101 compliant July 2007 filing did not include this deeper, unique PGM mineralization.

In February 2008, the Corporation released complete fire-assay results from this PGM drill program. The results showed some high concentrations of PGMs. The data indicates significant mineralization at previously under-explored depths but its extent and continuity are still not known.

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

In March 2008, the Corporation announced results of check assays and rhodium assays of this diamond drilling program. The check assays for platinum and palladium verified the prior results, and three intersections assayed positive for rhodium, as follows:

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

The Corporation believes that it is has good quality controls and back-up sampling techniques in place.  The Corporation believes the results of its assays are accurate.

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

NQ and BQ thin-wall sized core samples are logged and marked for sampling, and subsequently halved by diamond saw, with one-half of the core comprising the sample and one-half retained as a rock record in core boxes stored for future reference at the Ferguson Lake camp. The one-half core comprising a sample is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.

Pre-2008 samples are prepared at Acme Analytical Laboratories Ltd. in Vancouver, an ISO accredited laboratory which participates in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports. The one-half drill core samples from sample intervals of generally one metre in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15 grams are then fire assayed for platinum and palladium. The doré bead is digested and then platinum and palladium are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for copper, nickel and cobalt, whereby 0.3g to 1.0g are digested by 4-acid digestion and then analyzed by ICP-ES (Group 7TD).

Low-sulphide PGM samples are analyzed at Acme, where a 30 gram sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus platinum and palladium (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500 ppb palladium and/or 100 ppb platinum as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for platinum and palladium (Group 6). All samples containing greater than 5,000 ppm copper and/or 4,000 ppm nickel are sent for 4-acid ICP-ES assay determinations (Group 7TD).

In the 2008 program, drill samples were prepared by eitherAcme Analytical Laboratories, Yellowknife, NWT or by ALS Chemex Laboratories, Yellowknife, NWT with analyses performed at the respective analytical facility located in Vancouver, BC. Check assays were routinely performed on every twentieth sample from each laboratory by SGS Mineral Services in Toronto, ON. All three labs are ISO accredited, meaning that they participate in proficient testing and quality assurance and control procedures for sample preparation and analysis. The 2008 analytical procedure was the same as previously described, except that all samples found to contain platinum values greater than 100 ppb and/or palladium values greater than 500 ppb were subsequently fire assay checked using a 1 AT (29.2 g) sample.

Data Verification

Quality control of core samples is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Interlaboratory checks have been an ongoing part of the Ferguson Lake program since 1999. As noted in the previous section, the facilities of Acme Analytical Laboratories Ltd. have been used for project analyses since 2002, Bondar Clegg was the laboratory of record in 2000 and 2001, and check analyses during those years were performed by ALS Chemex. Between 2001 and 2007, most of the analytical work had been undertaken by Acme, while using ALS Chemex for necessary check analyses. As previously stated, during the 2008 Exploration Program, sample preparation and initial analyses were performed by either Acme Analytical Laboratories or ALS Chemex Laboratories with check analyses performed by SGS Mineral Services in Toronto, ON.

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

N.C. Carter, Ph.D., P.Eng. undertook a thorough review of 1950s Inco drilling results in late 1999, and has confidence in those results and in the sampling, preparation and analytical procedures used in the more recent drilling programs.

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

Sample and Assay Data

The assay database of mineralized samples used in the resource calculations now numbers a total of 24,371 samples. All of the drill core samples collected by the Corporation have been analyzed by assay methods for nickel, copper, platinum, palladium and cobalt. In addition, the Corporation has collected whole rock and trace element geochemical data on selected samples. The Inco samples were initially assayed only for nickel and copper. Subsequent to the Inco field programs at the Ferguson Lake Property (conducted to 1957), Inco re-assayed selected core samples for platinum, palladium, and gold. However, Inco has reported this precious metal data only as a total summation (i.e. platinum+palladium+gold equals total PGM). The total number of samples assayed account for a total of 26,896 metres of core analyzed.

Lithology

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

During 2006, the specific gravity (“SG”) had been determined on a total of 1,342 drill core samples at Acme Analytical Laboratories Ltd. during the course of sample processing for base and precious metal analyses. The SG was determined during 2006 using the water immersion method.

Data Verification

During the period June 26 to June 28, 2007, R. Dennis Bergen, one of the authors of the 2008 Report visited the Ferguson Lake Property. During that visit, three core samples were collected from areas identified by the Corporation’s geologist as being included in the resource estimate. The samples collected are not representative of the whole deposit, nor were there sufficient samples collected to provide a statistical comparison with the Corporation’s samples. The analyses undertaken did indicate the presence of copper, nickel, cobalt and palladium in quantities similar to those in the resource estimate, and the presence of palladium was noted.

In addition, during the period September 2006 to November 2006, the author of the 2007 Report visited the Ferguson Lake Property on two occasions for a total of fifteen days on site. During these visits, a number of 2006 drill holes as well as historical holes, were examined and compared with drill log descriptions and assay data. It was concluded that the geological logging and sample descriptions are representative of the lithological units and distribution of sulphide mineralization. The sampling is appropriate for the deposit type, and the assay data is consistent with the sulphide abundance, textures, and mineralogy. Survey procedures used at the Ferguson Lake Property for drill hole location and down hole trajectory are completed to exploration industry standards. It was concluded on the basis of the field visits that the drill hole exploration data collection procedures utilized at the Ferguson Lake Property would support resource estimations to NI 43-101 standards.

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

Description of Domains

Massive sulphide intersections on the Ferguson Lake Property occur over a strike length of approximately 15 kilometres. For the purposes of resource estimation, the Resource Property has been divided into three domains; the East Zone, the Main West Zone, and the West Extension Zone. Drill spacing, and therefore the amount of geological and assay information, is variable across the zones, and, accordingly, different approaches to resource estimation have been utilized.

Main West Zone

 The central domain, (the Main West Zone) has been the target of the most detailed drilling and past geostatistical studies, and is the area from which past indicated (and measured) resources have been reported. Drill hole spacing in the Main West Zone is variable from 25 metres in selected test areas of the zone (i.e. in the “Pit” area) to a maximum of approximately 100 metres. Part of the West Main Zone was the object of a past geostatistical resource study and estimation. The drill density and historical work in the West Main Zone supports resource estimation using a geostatistical block model methodology based on a geological interpretation of the intrusion and mineralization.

West Extension and the East Zones

Drilling in the West Extension Zone has intersected mineralization between approximately 600 and 1200 metres below surface. Drilling has been completed on 200 metre spaced sections, with holes on section spaced irregularly, with an average of approximately 100 metres. All of the drilling in the West Extension Zone has been completed by the Corporation. Similarly, the East Zone is characterized by comparatively widely spaced drilling, but does include clusters of more detailed drilling in specific target areas. The East Zone contains a higher proportion of Inco drill holes. Given the drill hole spacing, a detailed geological model was not created for the West Extension or the East Zones, and a polygonal approach to estimation was utilized.

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

Three dimensional interpretations resulted in 56 individual lenses of massive sulphide across the Main West Zone of variable size and extent.

Results and Classification

As per NI 43-101, “a mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable”. The economic and technical parameters used to evaluate the massive sulphide block model are summarized in the table below. No economic, environmental, legal, socio-economic, or governmental factors were known to the author of the 2008 Report that would impact the estimate of mineral resources at the Ferguson Lake Property.

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

West Extension and the East Zones

Assays and Intersections

Massive sulphide intersections in diamond drill holes in the West Extension and the East Zones were evaluated for economic potential using the data and parameters contained in the previous table set out above. The cut-off value of CDN$75 was used for evaluation of intersections in the East Zone and the cut-off value of CDN$110 was used for evaluation of intersections in the West Extension Zone. Intersections above cut-off values were incorporated into the resource estimate. In both the West Extension and the East Zones, a horizontal and vertical width of 2.5 metres was used as a minimum width. As the West Extension Zone includes only holes drilled by the Corporation, all of the nickel, copper, and cobalt assay data were used to calculate intersection values. However, the intersection values used for the Inco holes in the East Zone, which do not have associated cobalt assay data, included an average cobalt grade of 0.08% cobalt, based on the average block grade from the Main West Zone.

Summary

The resources for the Ferguson Lake Property, including the East, Main West, and West Extension zones are summarized in the Mineral Resources table below. The mineral resources were estimated by James G. Lavigne and reported in the 2007 Report.

Mineral Resources

Indicated Resources

Zone	Tonnes (Mt)	Ni(%)	Cu(%)	Co(%)	Pt(gpt)	Pd(gpt)
Pit Area: Main West Zone	8.3	0.71	0.93	0.08	0.24	1.57
Underground: Main West Zone	7.0	0.70	1.17	0.08	0.32	1.74

Total Indicated Resources	15.3	0.71	1.04	0.08	0.28	1.64

Inferred Resources

Zone	Tonnes (Mt)	Ni(%)	Cu(%)	Co%	Pt(gpt)	Pd(gpt)
Pit Area: Main West Zone	3.4	0.59	0.71	0.07	0.15	1.20
Underground: Main West Zone	1.3	0.64	1.19	0.07	0.36	1.73
Extension West Zone	14.7	0.71	1.23	0.08	0.31	1.88
East Zone	9.5	0.65	0.75	*	*	*

Total Inferred Resources	28.9	0.67	1.01	*	*	*
Includes	19.4	0.68	1.13	0.08	0.28	1.75

Notes:
mt = millions of tones gpt = grams per metric tone

* = Platinum, palladium, and cobalt not estimated for the East Zone as the East Zone contains a higher proportion of historical INCO holes, for which Cobalt or individual platinum or palladium grades have not been determined.

Current Exploration and Development

The following information under this heading is provided by the Corporation and is not extracted from the 2008 Report.

Significant exploration and diamond drilling has been undertaken since the 2008 report. The diamond drilling was primarily designed to upgrade the confidence in the existing copper-nickel-cobalt sulphide mineralization through a series of interspaced and extended drill holes. Additionally, as in the fiscal 2008 program, a portion of the drilling was extended beneath the massive sulphide resource in an effort to further define the geometry and continuity of the low-sulphide PGM occurrence. The massive sulphide mineralization comprising the West Zone is currently being remodelled, and at the same time existing data is being utilized to construct the initial model for the low sulphide PGM mineralization located in the footwall of the West Zone.

The Corporation also began a program designed to assess the diamond, gold and base metal potential of the remainder of the claim block. This effort included processing and a mineralogical study of 1,100 till samples taken in 2005 and 2006 along with a thorough review of existing geophysics and ground reconnaissance. This work resulted in the discovery of a microdiamond and three grains of native gold in separate till samples. Both the diamond discovery and the gold find in the Y Lake area were followed up by a helicopter borne geophysical program consisting of a combined DigHEM and Horizontal Magnetic Gradiometer survey.

This survey, which was completed in May 2009, totalled 4,729 line km. In addition to better defining the geology and sulphide-bearing horizons within the survey area, processing and interpretation of the data identified 14 Resistivity anomalies. These anomalies are potentially significant, since their size, shape and apparent continuation to depth may be indicative of kimberlitic intrusives.  Of these fourteen anomalies, M4 is particularly encouraging since it is located approximately 1.5 km up-ice of till sample TDS5-126, in which the previously reported microdiamond was found during mineralogical studies by SGS Minerals Services.

Drilling Program

The fiscal 2009 drilling program, which was undertaken in two phases, was designed to convert more of the massive sulphide mineralization comprising the West Zone from the Inferred Mineral Resource category to the Indicated category; to further define the geometry and continuity of the low sulphide PGM mineralization located in the footwall of the West Zone; to better define the massive sulphide mineralization in the West Zone Extension; and, to begin evaluating some of the more promising exploration targets outside of the known resource area. During the fiscal 2009 program, a total of 51 holes were attempted, with 45 completed to planned depth, while six other holes were abandoned due to drilling difficulties, resulting in a total of 19,092 metres drilled. Of the holes completed, 34 were drilled on the West Zone, five were drilled on the North Zone, one was drilled on the Grizzly Trend, three were drilled on the Y Lake Trend and two were drilled on the West Zone Extension.

Exploration targets located outside of the resource area were selected for investigation based on a combination of encouraging results, namely airborne geophysics VTEM, rock chip geochemical sampling and reconnaissance geologic mapping.

•
Five widely spaced angle holes totalling 2,167 metres were completed along the North Zone, which is 1.5 kilometres north of the West Zone. The holes intersected intervals of sub-massive sulphides, as well as veinlet-controlled and disseminated sulphides.

•
Three widely spaced angled core holes, totalling 1,243 metres, were completed on the Y Lake trend, which is located 20 kilometres south of the West Zone. These holes intersected sulphide-bearing intervals that contained geochemically anomalous copper (up to 681 ppm), nickel (up to 1,475 ppm), silver (up to 1,130 ppb), gold (up to 0.76 g/t), arsenic (up to 1,005 ppm), and tellurium (up to 0.55 ppm).

•
One angled hole, totalling 420 metres, was completed on the Grizzly Trend, which is located 8 kilometres south of the West Zone. This hole intersected several intervals of veinlet-controlled and disseminated sulphides containing anomalous copper (up to 815 ppm), silver (up to 1,170 ppb) and tellurium (up to 0.34 ppm).

It should be noted that the elements arsenic and tellurium are commonly associated with gold mineralization in many gold deposits. Since they occur in higher geochemical concentrations than gold, they often serve as good indicators or pathfinders, to gold mineralization. As a result, they may be used to vector or direct exploration to the part of a hydrothermal system having the highest exploration potential.

Surface Exploration Program

In an effort to further evaluate its large land holding, Starfield embarked on a grassroots surface exploration program to examine the kimberlite and gold potential of the Corporation’s 270 active claims comprising the Ferguson Lake project. In addition to the favourable geologic setting, the potential presence of kimberlites is reinforced by the active diamond exploration being undertaken by other companies on ground surrounding the Ferguson Lake project.

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

Although the exploration significance and source of the microdiamond has not yet been determined, and the recently completed mineralogical studies are somewhat inconclusive, the recently completed airborne geophysical survey did identify 14 targets that could potentially represent kimberlitic bodies. As a result, the presence of the microdiamond must still be considered encouraging. This significance is further supported, since no striations were observed on the diamond and the crystal was not broken, which suggests proximity to a nearby source. Additionally, the size of the microdiamond is consistent with the size fraction (-35 to + 60 microns) being processed at the time; the possibility of off-site contamination has been disproven; the microdiamond bearing sample is located near a sample containing a possible ilmenite grain of kimberlitic origin; and, the sample in which the microdiamond was found is proximal to a geophysical anomaly previously interpreted as a possible kimberlitic body.

Additionally, during selection, three small grains of gold were identified in three separate widely spaced samples. Two of the samples occur north of the western end of the Y Lake Trend in or adjacent to a series of till samples in which anomalous gold was previously detected by multi element analysis of the 2005/2006 till samples. The third grain of gold was found in a till sample collected approximately 20 kilometres north of the current property boundary.

During August and September 2010, the company undertook a limited surface reconnaissance program in the Y Lake area, as well as drilled four core holes in the Y Lake area that were designed to investigate coincident rock chip and airborne (DIGHEM EM) geophysical anomalies. Additionally, two holes were drilled to further investigate the copper-nickel mineralization present in the South Discovery Zone. This drilling program totalled 1,126m.

 In the case of the four holes drilled in the Y Lake area (FL10-424 thru FL10-427), assays revealed that only narrow intervals of anomalous zinc were intersected. Assays from drill hole FL10-429, which was drilled on the South Discovery Zone indicated that anomalous copper and nickel values (respectively up to 1505 ppm and 1277 ppm) were obtained in a narrow zone of sub-massive sulphides believed to be the down dip continuation of the South Discovery zone.

HYDROMETALLURGICAL PROCESS

Conventional milling and flotation processes generate toxic and acid-producing tailings which need a dedicated disposal area with perpetual monitoring. The Corporations’s hydrometallurgical process turns the typical problem elements of sulphur and iron into saleable by-products.  Iron is converted into hematite, which is non-toxic and potentially marketable. Sulphur is converted into sulphuric acid, which is a necessary reagent in the recovery of uranium, and is also used in the manufacture of many commercial chemicals and fertilizers.

The Primary Leach process outputs hydrogen sulphide gas (H2S). The H2S gas is reacted with oxygen, resulting in the release of extreme heat (1600°C) and sulphuric acid (H2SO2). The extreme heat is captured to produce super-heated high pressure steam sufficient to power steam-driven electrical generation.

The ability to produce our own energy is a tremendous savings to both our costs and the environment. With an expected ore feed of 6,000 tonnes/day, the Primary Leach Process generates 65 tonnes/hour of H2S. Burning the H2S provides 1,000,000 MJ (megajoules)/hour of energy - the equivalent energy from consuming 24,000 litres of fuel oil per hour, and preventing 60 tonnes/hour of CO2 greenhouse gases from being emitted into the atmosphere.

Hydrometallurgical Testing

In 2006, the Company announced the successful hydrometallurgical bench-scale test extraction of base metals from the Ferguson Lake massive sulphide mineralization, and the subsequent production of high purity nickel and copper metal from the process solution. The 2006 program resulted in laboratory recoveries (from sulphide core samples) ranging from 98% to 99.8% for copper and nickel and 60% to 70% for cobalt. During the two-stage treatment process, the PGMs remain in the final residue (10% of original mass of sample) as a precious metal concentrate with a grade between 30 and 50 grams of palladium plus platinum per tonne. Separate electrolytic nickel and copper (99.99% purity) metal coupons (wafers) have been produced from the hydrometallurgical treatment solutions.

The success of this research program has allowed Starfield to develop a novel, environmentally-friendly and energy-efficient hydrometallurgical flow sheet to recover the base and precious metals from its Ferguson Lake massive sulphides. This process is carried out at atmospheric pressure, thus eliminating the need for a pressure leaching system. The research is focused on the crucial process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step.

In 2006, the Company provided funding to Dr. Harris to arrange and build a two-stage mini pilot plant leach circuit. The custom-built pilot plant is designed to provide continuous feed and testing of the process. In 2007, the Company signed a contract with SGS Lakefield Research Limited to test the mini pilot plant using the Ferguson Lake massive sulphides. The process circuit’s modular units were set up at the SGS laboratory facility located in Lakefield, Ontario. Dr. Harris and the professional hydrometallurgical staff of Lakefield successfully carried out the project to its completion in the fall of 2007. The objectives of the project were fully realized, by demonstrating the continuous operational capability of the leaching circuits, and providing the data necessary for the scoping study.

During 2006 and 2007, SGS Lakefield Research Limited was also contracted to carry out flotation and metallurgical testing on Ferguson Lake massive sulphide mineralization, and to conduct Platsol Hydrometallurgical leaching of first stage leach concentrate produced from the Harris hydro-metallurgical process. All of these projects have been completed to support the Scott Wilson RPA scoping study evaluation of the Ferguson Lake Project.

In 2008, the Company released further successful test results from the refinement of the hydrolysis circuit in its hydrometallurgical process. During batch testing, the iron hydrolysis and acid recovery circuit worked well, producing high quality hematite and simultaneously recovering high strength hydrochloric acid. The hematite is of sufficient purity and quality to be used directly in steelmaking, and therefore presents a potential new revenue stream for the Ferguson Lake project. Testing of the semi-continuous circuit for iron hydrolysis, precipitation and hydrochloric acid recovery has been ongoing in Montreal. Initial results are encouraging, and further testing is planned.

Preliminary results show:

•	The procedure can be effectively and efficiently translated from the initial batch mode of testing to continuous operation. This is a key achievement in any hydrometallurgical process;
•	Hydrochloric acid, ranging from 30% to 35% in strength, has been continuously, and more importantly, steadily and consistently produced over extended periods of several hours; and,
•
The process generates a highly crystalline black hematite, with a coarse texture that filters very well, and an iron content of 68% to 71%, with no detectable base metals and very low chloride content (<0.2%).

Since the publication of the Company’s scoping study that was filed on SEDAR on May 1, 2008, considerable progress has been made towards optimizing and finalizing the process circuit. The magnesium chloride matrix has been replaced by hydrochloric acid leaching. All the data generated with magnesium are equally applicable to acid alone. The primary leach and secondary leach, both of which were successfully piloted at SGS Lakefield in 2007, perform exactly the same with iron as the matrix as they did with magnesium.

Early in 2009, Starfield engaged the Department of Mining and Materials Engineering, Hydrometallurgy Group, at McGill University in Montreal to perform a series of bench scale and semi-continuous oxidation and hydrolysis tests. These tests were designed to follow up on McGill’s work conducted under a Natural Sciences and Engineering Research Council of Canada (NSERC)/Starfield Collaborative Research and Development (CRD) grant. The majority of this work was completed during the summer and fall of 2009 under the guidance of Professor George Demopoulos. The McGill test work showed that under semi-continuous conditions, the oxidation and hydrolysis process results continued to behave in a manner that the Company expects will lead to commercial application.

The Company has contracted SGS Minerals Services in Lakefield, Ontario to advance the development of the hydrometallurgical process to demonstrate that the key steps in the process can operate successfully using commercially available equipment and massive sulphides from Ferguson Lake.

On May 24, 2011, the Company announced positive preliminary test results on the processing of Ferguson Lake ore.

The hydrometallurgical technology being developed is engineered to recover base metals from massive sulphides at the Company’s Ferguson Lake project in Nunavut in an environmentally friendly, cost effective and energy efficient manner.

Testing has been performed by SGS Canada Inc. in Lakefield, Ontario.  Phase I testing, completed in the summer of 2010, successfully demonstrated continuous operation of the oxidation and hydrolysis sections of the hydrometallurgical process using a synthetic feed (primary leach solution).  Phase II testing began in the fall of 2010 and concluded successfully in April 2011, successfully demonstrating the oxidation and hydrolysis sections using actual feed made from Ferguson Lake massive sulphides.

Results from testing of the primary and secondary leach circuits show recoveries of 97% copper, 96% nickel, and 88% cobalt from a bulk sulphide concentrate produced from Ferguson Lake ore into the leach solution.  The remaining metals, including PGEs, were left in the leach residue.

The Company has contracted SGS to build and operate a mini-pilot plant at their facilities in Lakefield.

Leach solution generated from the bulk Ferguson Lake concentrate was used to successfully demonstrate stable, continuous, simultaneous operation of the two enabling steps in the hydrometallurgical technology, i.e. oxidation and hydrolysis.  The solution from the primary leach was continuously oxidized and the oxidized solution was sent directly to continuous hydrolysis.  Two campaigns of one week each were run.  The target oxidation level (80% of the ferrous iron in the leach solution) was achieved and in both campaigns reached up to 90 percent.

The extent of hydrolysis achieved also substantially exceeded expectations - the expected extent was about 30 percent per pass, compared to just over 70 percent achieved, with the operation of the hydrolysis reactor remaining stable.

The solution from the oxidation and hydrolysis campaigns was used in a continuous secondary leaching campaign, and the solution from the secondary leach was re-oxidized in a secondary oxidation step in which 97% to 98% of the ferrous iron was oxidized.

Targeted oxidation of the same material at 80% for a single pass was achieved in 18 hours of residence time, with the oxidation level increasing to as much as 90% in the subsequent 30 hours of residence time.

Hydrolysis tests on synthetic solution altered its content to produce from 20% to 26% hydrochloric acid.  Higher acid levels in the range of 34% could be produced, but unacceptably high amounts of iron oxide were generated as a by-product.  Interim filtration of the solution was used to remove iron oxide, along with acid washing of the same iron oxide to reduce the residual chlorine to less than 1%.  The overall efficiency of the oxidation and hydrolysis circuits now approach 100%.

The mini-pilot plant is expected to be operational by early calendar 2012. Including operational testing and construction costs, it is expected that the cost of the plant will be between $4.2 and $4.8 million, depending on how quickly the plant achieves continuously efficient operations.  The mini pilot plant will be of sufficient size that a plant capable of processing up to 5,000 tonnes of Ferguson Lake material per day could be engineered.

The technical information in this news release has been reviewed by Ray Irwin, BSc, P.Geo, a Qualified Person in accordance with National Instrument 43-101.

STILLWATER PROJECT

On March 25, 2009, the Nevoro Corporation  released a Technical Report on their Ni-Cu-Co-Cr-PGM Stillwater Project in Stillwater and Sweetgrass Counties, Montana USA (the “Stillwater Project”) by Robert Suda, MSc, L.P. Geo., Alistair R. Turner, MSc, C.P. Geo., Curt Hogge, MSc, C.P.Geo (the “Stillwater Project Report”). The following summary of the Stillwater Project is reproduced from the Stillwater Project Report.

Project Description and Location

The Stillwater Project, comprising approximately 15,700 acres, is located in south central Montana, approximately 129 kilometres west southwest of the city of Billings. The project area is in the southern part of the Stillwater Complex, an Archean-age layered mafic-ultramafic magmatic intrusion exposed for 48 kilometres along the northern margin of the Beartooth Mountains. The Stillwater Complex and adjacent rocks have been known to contain copper, nickel, cobalt and chromium deposits since the late 1800s. More recently, deposits of PGM elements have been recognized. Historical copper-nickel and chromite resources were defined on the properties, but are not in compliance with NI 43-101.

As previously noted above, Starfield’s Stillwater Project overlies a significant part of the exposed Stillwater Complex, which is a large differentiated, mafic-ultramafic layered intrusive that is analogous in terms of lithologies and mineralization to the Bushveld Igneous Complex in South Africa. Like the prolifically mineralized Bushveld intrusive complex, and as evidenced by the adjacent Stillwater platinum-palladium mine, as well as previous exploration results on the project, Starfield believes its large land position covers several excellent PGM, copper-nickel-cobalt and chrome exploration targets.

The project consists of 42 patented and 740 unpatented lode and placer mining claims totalling approximately 6,332 hectares (15,700 acres). The Bureau of Land Management (“BLM”) fee for holding the claims is US$103,600 per annum, and annual lease payments total $74,000. Additionally the patented claims are subject to property taxes, which total US$840 per year.    The Corporation acquired the project on October 8, 2009, by acquiring 100% of Nevoro Inc. and its wholly-owned subsidiaries.

Starfields’s interest is held under three lease agreements:

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

The Corporation has received its Montana State Exploration License to conduct exploration, including drilling, in the state. Previously, the Stillwater Project received an approved Plan of Operations (Categorical Exclusion) from the USFS, and approval from the state DEQ for core drilling at 22 sites from three approved permits on its claim blocks. Since the focus of the exploration program has been changed to PGM targets, the corporation has filed new Plans of Operation to cover planned exploration on the VEZ targets in both the Gallatin National Forest and Custer National Forest. Following inspection by representatives of the USFS and DEQ and the posting of a reclamation bond, approval of the Plans of Operation are anticipated by June 2011.  Starfield also controls water rights at the Benbow mine and has applied for temporary access to surface water to conduct exploration.

The Corporations’s properties include many old inactive mine workings or prospect pits, none currently considered to be potential environmental liabilities.

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

The climate is typical of Montana mountain ranges, cool and dry with common gusty to strong winds. Temperatures in the summer months can reach 27°C (80°F) or more and drop below -18°C (0°F) in the winter months with heavy snowfall at higher elevations. Exploration field operations can generally be conducted from June through October, but heavy snowfall can occur late in May and begin as early as mid-October, which can impede exploration drill operations at higher elevations. The nearby Stillwater mine operates year-round.

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

Most of the previous exploration was done by Anaconda Minerals Company (“Anaconda”) from the 1920’s to 1985. Historical drilling on the Corporations’s properties targeted Ni-Cu with lesser drilling for chrome and PGM mineralization. The principal targets of this drilling were Mouat, Nye Basin, Benbow, Crescent Creek and Initial Creek. Historical resources were defined at all except Crescent Creek. The most advanced Ni-Cu prospect is Mouat, where Anaconda drilling defined a Ni-Cu deposit of 25.45 million tons grading 0.50% Ni and 0.48% Cu based on their last estimate in 1973 (Note: This is an historical resource estimate, which is not compliant with current CIM standards required by NI 43-101). None of the drill-defined Ni-Cu resources have been mined.

Two chromite mines were previously in production on the Corporation’s holdings - the Mountain View mine and the Benbow mine. Developed by Anaconda and mined by American Chrome Company during the Korean War, the Mountain View mine produced 920,000 short tons (835,000 tonnes) of concentrate averaging 38.5 wt percent. The Benbow chromite mine, produced 64,791 tons (58,778 tonnes) of concentrate at a grade of 41.5 wt percent Cr203 during World War II. Significant resources remain for both deposits. There has been no known production of PGMs from the Corporation’s properties.

Geological Setting

The Stillwater Project is hosted by the Stillwater Complex, a large differentiated, mafic to ultramafic, layered intrusive body. It has been moderately metamorphosed, tilted, and eroded, then unconformably overlain by Paleozoic sedimentary rocks. The Complex is comprised largely of layered cumulates. Cumulate stratigraphy (i.e., magmatic layering) in the Stillwater Complex is the result of repeated intrusive pulses of mafic magma, and is comprised of three distinct, district-scale rock series: (1) the Basal Series, (2) the Ultramafic Series, and (3) the Banded Series. There are 15 successive pulses of mafic magma, with pulse crystallizing cyclic successions of olivine cumulate at the base, grading upward to olivine-bronzite cumulate and finally bronzite cumulate. The Basal and Ultramafic series underlies most of the Corporation’s  holdings. In the Mouat-Mountain View area, the Basal Series is cross-cut by a series of reverse, high-angle transverse faults, bounded to the north by the Lake Fault, a large south-dipping reverse fault, and to the south by the Bluebird Thrust. The igneous stratigraphy in this area strikes approximately N30°E and dips 50-60° NW. The Nye Basin and Benbow areas are separated by the major, north-south trending Big Seven transverse fault. Quartz monzonite and lesser aplite/quartz-hornblende diorite intrusive are present in the immediate footwall to the Basal Series rocks. The Crescent Creek area is an isolated claim block located about 7 kilometres west of the Mouat-Mountain View area. The upper part of the Basal Series in Crescent Creek is believed to be thick compared to the same section in the Mouat area, suggesting a proximity to a significant magmatic basin. Slumps and rolls in the chromitite units indicate a basin immediately to the west.

The similarities between the Bushveld in South Africa and Stillwater Complex are: a similar sequence of layered, intrusive stratigraphy, the general stratigraphic magmatic levels that host the mineral deposits, and the similarities of the mineral deposits. Both complexes contain a Ni-Cu+PGM bearing lower or basal zone overlain by an ultramafic cumulate zone that contains seams of chromitite cumulates. In both complexes, some of these chromitites are PGM-bearing, such as the productive UG2 in the Bushveld and the VEZ and the A and B  chromitites in the Stillwater Complex; both host a major PGM bearing sulfide reef in the lower part of the mafic banded series, the JM Reef in the Stillwater and the Merensky Reef in the Bushveld.

\

Five main types of mineralization are recognized in the Stillwater Project:

1.	Nickel-copper- cobalt + PGM sulfide mineralization hosted in the Basal Series;

2.	PGM + gold mineralization enriched in chromitite seams, mainly the A and B chromitites within the Peridotite member of the Ultramafic Series;

3.	PGM mineralization associated with the Volatile Enriched Zone (“VEZ”);

4.	PGM mineralization hosted by intrusive, discordant dunite bodies in the Peridotite member of the Ultramafic Zone and

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

At Nye Basin, Ni-Cu-Co sulfide mineralization is present in the Basal norite hornfels breccia.  The main sulfide mineral is pyrrhotite, occurring in coarse masses or as fine disseminations.  At Crescent Creek, the sulfide mineralization is present as net-texture sulfide in the Basal Series bronzite and cordierite-pyroxene hornfels and quartz-rich cordierite-pyroxene hornfels.  Sulfide mineralization is within basinal features rather than basement high features.

The Volatile Enriched Zone(VEZ) based on a 2000 airborne magnetic and EM survey appears to represent a nearly continuous horizon of PGM enriched sulphides and graphite located 150m-400m south of the JM reef and analogous to the UG2 reef in the Bushveld Complex. Additionally and perhaps Perhaps related to VEZ horizon are very coarse-grained lenses, small, pipe-like discordant bodies of dunite, referred to as discordant dunites. These discordant bodies can host PGM mineralization and chromite pods and lenses. Grab samples from the Crescent Creek dunite reportedly returned Pt-Pd values up to 80 g/t.

Exploration

The only recent exploration undertaken on the Stillwater Project was a small core drilling program by Nevoro.

A significant amount of time, however, has been devoted to reviewing and auditing available maps and data. This activity has included field checks of drill locations, old workings and other features to determine accuracy of data. In addition, claim boundaries in the Nye Basin area were check surveyed by registered surveyors to check for any discrepancies particularly along boundaries with competitor claims.

Re-logging and re-assaying of available Anaconda Mouat drill core was also completed.

In 2008, Nevoro drilled two core holes totalling 2,487 feet (758 m) in  the Mountain View area, near Anaconda’s historical Ni-Cu-Co sulfide drilling. The objective was to test the PGM bearing A and B chromitite units hosted in the lower Ultramafic Series. MV-08-01 abandoned at 393 feet/120m, far short of reaching the projected PGM target horizon.

MV-08-02 was drilled to a depth of 2,094 feet (638 m). The hole intersected 7 chromitite seams.). The uppermost B seam contained high-grade PGMs with initial assays showing 8.9 g/t Pt+Pd over an estimated true thickness of 1.4 feet (0.43 m), and a re-assay of the same interval using more precise methods showing 11.34 g/t total PGM (Pt+Pd+Rh+Os+Ir+Ru). The three other B chromitite seams and the three A chromitite seams in this hole also contained anomalous PGMs. These results apparently confirm that the number of PGM bearing chromitite seams and overall thicknesses of the chromitite units increase down dip. The hole also hit disseminated and semimassive sulfides hosted with locally anomalous nickel and copper values in the Basal Series and very anomalous gold.

Sampling and Analysis

Nevoro re-sampled and assayed 215 drill core samples from surviving portions of eleven diamond drill holes from historical drilling completed by Anaconda in the Mouat Ni-Cu-Co resource area. This was done to verify the Anaconda copper and nickel assays and to analyze the high sulphide intervals for PGM, cobalt, gold and other elements not assayed for by Anaconda.

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

Elevated gold values were associated with high sulfide totals and often correlated with high copper and nickel assays towards the base of the Basal series. Seven samples contained greater than 1.0% copper, with one sample returning 3.6% copper. In spite of the different assay and digestion methods, there is a general comparison of the copper and nickel results between Anaconda and the Nevoro’s assays.

Nevoro completed petrographic and microprobe analysis of nine core samples selected from available Mouat core drilled by Anaconda in the 1930s and 1970s. The purpose of this study was to investigate the mineralogy and mineral chemistry of the Basal Zone Ni-Cu sulfide in order to understand potential metallurgical aspects of the deposit, focusing on Ni recoveries.

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

Mineral Resource Estimates

The Stillwater Project currently contains no mineral resources or reserves that comply with the CIM reporting standards as required by NI 43-101.

Current Exploration and Development

Two general targets present on Starfield’s Stillwater Project are of particular interest with respect to the exploration of PGM mineralization. These include the Volatile Enriched Zone (“VEZ”) located at the top of the Ultramafic Series and the potentially strongly mineralized discordant dunite bodies cutting the Ultramafic Series. As previously stated, the VEZ target lies a few hundred feet southt of and down section of the JM Reef, which is a PGM-bearing complex that is currently being exploited by Stillwater Mining. (A schematic of Starfield’s claims in the Stillwater district is available on the Company’s website.). Starfield’s priority was to assemble all of the historical data from the Stillwater Project and the new claims purchased from Beartooth.

The Company had planned a six-hole diamond drilling program totalling 1,000m in the summer of 2010.  The drilling program was to focus on two PGM targets. In addition to the drilling, geologic mapping and geochemical sampling was also planned. Due to delays in obtaining permits, the drilling program was deferred to the summer of 2011.

The VEZ is considered by Starfield geologists to be largely magmatic in origin and is thought to have considerable size potential.  As previously stated, it is a graphite/sulphide-bearing horizon that is subparallel to and is located 150 to 400 metres down section (south) of the JM Reef currently being mined by Stillwater Mining Company.  A helicopter-borne electromagnetic and aeromagnetic survey flown in 2000 indicated the VEZ exhibits a nearly continuous conductivity anomaly, believed to represent sulphide mineralization approximately 12 kilometres in length west of the Stillwater River, located on Starfield’s claims.  Previous sampling on this segment reportedly averaged 0.13 ounces per ton (4.45 g/t) platinum and 0.32 ounces per ton (10.96 g/t) palladium over a width of 7.6 metres (25 feet).  The drilling program is designed to follow-up on previous surface samples that averaged 18.3 g/t Pt+Pd with an average Pd:Pt ratio of 2.5:1.  During the 2011 exploration program, the Company plans to drill approximately five angled diamond drill holes in the VEZ.

The second PGM drill target in the 2011 exploration program is a PGM-bearing discordant dunite body, approximately 250 metres in diameter, located in the Crescent Creek area. This intrusive body may be analogous to strongly mineralized, discordant dunite bodies present in the Bushveld Complex.  Previous rock chip grab samples from the Crescent Creek dunite area reportedly returned combined Pt+Pd grades in excess of 80 g/t. Additionally, this target possesses a strong PGM soil geochemical anomaly that is 900 metres by 300 metres in size.  Starfield plans to drill one angled core hole through this body to test the PGM content.

On October 5, 2010, the Company engaged Scott Wilson RPA to review and update an October 1988 feasibility study on the chrome properties on its Stillwater properties.  The properties contain the formerly operating Benbow and Mountain View mines, which were the only chrome mines to ever produce in North America, and were last operated during the Korean War.  A non-NI 43-101 compliant feasibility study was completed by James Askew Associates for Chrome Corporation of America in 1988.  After an internal review of this study, management believes that its chrome properties in Montana have become economic again.  Consequently, Starfield has contracted a third party review in order to verify management’s view.

MOONLIGHT PROJECT

The Moonlight project, totalling approximately 3,160 acres, is located approximately 140 kilometres northwest of Reno, Nevada, in Plumas County, north-eastern California. The project consists of 36 patented claims leased from California-Engels Mining Company and 122 unpatented mining claims (Teagan claims), which are subject to the terms of the California-Engels lease agreement.  During the quarter ended November 30, 2010, the Company dropped certain claims in the Moonlight project that were considered ancilliary to the core project and these claims did not have any ascribed value in the acquisition.

The project occurs in a structurally complex area at the northeast most end of the Sierra Nevada Batholith and overlies a dominantly mafic intrusive body known as the Lights Creek Stock. The project is situated in a part of the Plumas Copper Belt, the site of many historically productive high-grade copper-gold-silver mines, which have been largely inactive since the1930’s. Within the current land position, there are two advanced exploration targets, the Superior and Engels mines, but only the Superior mine has a historical (non NI 43-101 compliant) resource.  This resource located entirely on patented mining claims totals 43 million tons and averages 0.56% copper.

 In April 2006, the Nevoro entered into an option with California-Engels Mining Company to lease and purchase 6 fee property claims and 36 patented lode claims subject to certain conditions and obligations including a capped 2% royalty. The claims contain the old producing Engels and Superior copper mines.

The following summary of the Moonlight Project is reproduced from the Summary section of the 2007 Technical Report.

OREGON
CALIFORNIA
NEVADA
MOONLIGHT PROJECT
Susanville
Reno
WALKER LANE MINERAL BELT
Sacramento
MOTHER LODE GOLD BELT
San Francisco
Pacific Ocean
0 50 100 kilometers
LASSEN CO.
PLUMAS CO.
N
Mountain Meadow Reservoir
Mountain Meadows Creek
MOONLIGHT PROJECT CLAIM BLOCK
MOONLIGHT VALLEY DEPOSIT
Creek
COPPER MTN.
ENGELS MINE
LASSEN CO.
PLUMAS CO.
Moonlight Creek
Lights
RUBY MINE
SUPERIOR MINE
Wolf Creek
Goldstripe Mine
Peerless Mine
Lucky S Mine
North Valley Road
Greenville
Indian Valley Mine
New York Mine
Arcadia Mine
Standart Mine
Diamond Mtn. Road
Diamond Mtn. Road
North Arm East Side
Beardsley Mine
Indian Creek
Round Valley Reservoir
Cherokee Mine
Crescent Mills
0 1 2 3 4 5 kilometers
0 1 2 3 4 miles
Taylorsville
Indian Creek
Iron Dyke Mine

Plumas County was actively explored between 1863 and the 1930’s. Copper was first discovered in the Lights Creek area by Henry Engels who in 1885 made a copper discovery that eventually became the Engels Mine and Superior Mines. Initial operations began in 1890 and continued to 1930 with the main period of operation between 1915 and 1930. Both mines shut down in the 1930s and since that time there haves been sporadic periods of exploration activity. The Engels and Superior Mines have reported joint production of about 161.5 million pounds of copper, 23,000 ounces of gold and 1.9 million ounces of silver recovered from 4.7 million tons of ore between 1914 and 1930. Mill recovery averaged about 80% during this period of operation, indicating a feed grade of about 2.2% copper and 0.5oz/ton Ag and 0.005 oz/ton Au. The Walker Mine, located approximately 20 km southeast of the Moonlight property in the same Plumas Copper Belt, is reported to have produced about 168 million pounds of copper, 180,000 ounces of gold and 3.6 million ounces of silver from 5.3 million tons of ore from 1916- 1941.

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

Most of the work completed on the property was done by Placer Dome (or its subsidiary American Exploration and Mining Co. (‘Amex’)) from 1962-1994. Amex was a subsidiary of Placer Development Limited which changed to Placer Dome Inc. in 1987 and thereafter operated in the United States as Placer Dome US, Inc. Work included regional and property wide soil geochemical surveys, geological mapping, geophysics, metallurgical test work, computer modeling and diamond drilling.

In June 2004, Sheffield optioned the nearby Diane claims from Les Storey and proceeded to stake an additional 289 claims (all of which were reassigned to Les Storey in 2010) surrounding the original optioned Diane claim block. In April 2006, the Nevoro acquired the California-Engels claims which contain the historic Superior and Engels past producing copper projects. Both mines shut down in the 1930’s and since that time there have been sporadic periods of exploration activity.

Work by Placer/Amex in the 1970’s on the Engels mine determined that there may still be a small open pit potential of approximately 2 million tons grading 0.65% Cu (not to NI43-101) remaining in the pillars and immediate areas. Additional indicated and inferred resources of 19 million tons averaging 0.63% Cu (not to NI43-101 requirements) are reported to exist underground and were not considered amenable to open pit mining methods of the 1970’s. Placer/Amex also reports a small tonnage, 68,000 tons of 2% Cu (not to NI43-101 requirements) remaining in the shaft level sill pillar. The underground mineralized areas are no longer accessible by the previous production shafts and adits.

The Superior mine is a previously mined deposit consists of a stockwork of seven parallel, north-easterly striking, and easterly dipping vein zones. A large body of disseminated copper mineralization has been identified at Superior as the result of work completed by Placer/Amex. They drilled approximately 96 drill holes or approximately 50,200 feet of diamond drilling (including 3,550 ft of rotary drilling) from 1964-1968. Preliminary computerized “ore reserves” (not to NI43- 101 requirements) were estimated by Placer/Amex of 43 million tons grading 0.559% Cu with a 0.3% Cu cutoff. In 1971-72 Placer/Amex completed further computer designed resource estimates using a 0.25% cutoff and reported “minable reserves (smoothed ultimate pit)” (not to NI43-101 requirements) using the inverse distance to the 5th  power as a block estimator, of 39 million tons grading 0.41% Cu with a strip ratio of 1.2:1.

The old Placer resources at the Superior and Engels mines are considered historic and relevant and do not follow the requirements for reserves and resources outlined in NI 43-101. Additional sampling and testing, including a proper QC/QA program will be required before any these historic resources can be considered current.

In 2006-7, Sheffield completed a detailed underground chip-channel sampling program at the Superior mine. The Superior and Engels sampling consisted of 12 rock chip, channel or grab surface samples, and 24 tailings samples. A total of 151 chip-channel samples were collected as well as 32 samples of splits from the old Placer underground drill core.

Current Exploration and Development

The following section summarizes recent activities carried out by Nevoro Inc. since completion of the 2007 Technical Report, the summary of which is reproduced above. The recent information presented below was prepared by Mel Klohn, the former Vice President, Exploration, of Nevoro Inc., a Licensed Professional Geologist and Qualified Person as currently defined by NI 43-101. The activities are as follows:

1.	In August, 2008, Sheffield was acquired by Nevoro (see 2.2 Significant Acquisitions). Sheffield is now a wholly owned subsidiary of Nevoro.

2.
Sheffield/Nevoro staked 122 new Teagan claims, unpatented lode mining claims totalling approximately 2,067 acres contiguous with the 289 previous Teagan claims. This ground was staked principally as “protection” acreage, the geological merit of which has yet to be determined. All of the projects unpatented claims - 122 Teagan claims - are currently in good standing with all required BLM maintenance fees paid through August 31, 2011.

3.
Sheffield/Nevoro carried out a limited amount of new surface sampling, primarily discontinuous channel and trench samples in the Engels Mine area designed to help better define the area of supergene oxide-copper mineralization.

4.	Sheffield/Nevoro drilled 5 new core holes (735.5 m) on the Engels Mine target to delimit the supergene oxide-copper mineralization.

5.	Sheffield/Nevoro initiated a program of intensive compilation and digitization of the historical Moonlight Project data.

None of these recent activities, all of which were supervised by Qualified Persons, have to date had any material effect on the Moonlight project.

On October 29, 2009, Starfield announced its plans to drill at the Engels Prospect to follow up on drilling performed in 2007 where several intervals contained more than 4% copper.  During this initial program, three angle core holes were completed that totalled 574 feet (175 metres).  This drilling was designed to confirm the previously reported high-grade copper intersection and to provide a better understanding of the geology and the nature of the copper mineralization present.

Starfield announced the initial assay results from the above-noted program on November 25, 2009. This release of information covered drill holes ME09-01, which was drilled to a depth of 250 feet, and ME09-02, which was drilled to a depth of 134 feet.  In drill hole ME09-01, the first 140’ of the hole averaged 1.88% copper, including a 13.5 foot interval between 96.5 feet and 110 feet that averaged 5.36% copper and a 10.0 foot interval between 130 feet and 140 feet that averaged 8.23% copper. In addition, hole ME09-01 contained a 31.5’ interval between 158.5 feet and 190 feet that averaged 3.38% copper, which included a 10.5 foot interval averaging 8.87% copper.

In drill hole ME09-02, the first 74.3’ of the hole averaged 3.26% copper, including a 6.5 foot interval between 32.5 feet and 39.0 feet that averaged 6.74% copper and a 17.3 foot interval between 46.0 feet and 63.3 feet that averaged 9.94% copper. In addition, there was a 9.7 foot interval between 79.3 feet and 89.0 feet that averaged 11.25% copper. A cross-section of holes ME09-01 and ME09-02 can be viewed on the Company’s website. The intervals listed above are core lengths and do not necessarily depict true width.

On December 1, 2009, Starfield announced additional assay results from the Company’s initial drilling program at its Moonlight copper project. The table below provides silver assay results from ME09-01 and ME09-02. The intervals listed are drill core lengths and do not necessarily depict true width.

Moonlight Engels 2009 Silver Assay Results

Hole No.	From (f)	To (f)	Interval (f)	Silver (g/t)
ME09-01	98.0	140.0	42.0	40.9
	158.5	176.0	17.5	54.5
ME09-02	42.0	74.3	32.3	61.8
	79.3	89.0	9.7	87.5

Hole ME09-02 also encountered several minor intercepts of gold ranging from 1.5 g/t to 3.6 g/t.

In April 2010 , Starfield contracted Fugro Airborne Surveys to fly a detailed helicopter borne DIGHEM EM and aeromagnetic survey of the entire Moonlight project.

This survey, which totalled 440 line kilometres (224 line miles), confirmed previous geologic mapping and better defined lithologic contacts. The locations of major structures, some of which appear to have served as controlling structures (“feeders”) for the copper mineralization, are also evident. This information provides the basis for further geochemical sampling, detailed geologic mapping and the second phase of exploration drilling.

In June 2010, the Company undertook a second phase of drilling to further evaluate the remaining high grade, structurally controlled copper mineralization adjacent to areas previously mined at the Engels mine. This program consisted of four angled holes (ME10-04 through ME10-07) totalling 1,497 feet. Of these holes, ME10-04 through ME10-06 were drilled proximal to the underground workings a short distance northeast (ME10-04 and ME10-06) and/or southwest (ME10-05) of the 2009 drill holes, while ME10-07 was drilled on strike, but immediately northeast of previous mining operations.

The two “step-out” holes returned particularly favourable results. Hole ME10-05 returned 91 feet of 5.09% copper and 68.5 g/t silver, including a 55 foot section of 7.99% copper and 108.6 g/t silver. Hole ME10-04 intersected 84 feet of 2.04% copper and 15.3 g/t silver within a 109 foot section of 1.81% copper and 13.8 g/t silver.

The table below provides assay results from the four holes. The intervals listed are drill core lengths and do not necessarily depict true width.

Moonlight Engels 2010 Copper and Silver Assay Results

Hole No.	From (f)	To (f)	Interval (f)	Copper (%)	Silver (g/t)
ME10-04	16.0	125.0	109.0	1.81	13.80
including:	16.0	100.0	84.0	2.04	15.30
	141.0	178.0	37.0	1.95	22.20
	190.0	225.0	35.0	0.79	5.25
ME10-05	10.0	101.0	91.0	5.09	68.50
including:	39.0	94.0	55.0	7.99	108.60
	110.0	120.5	10.5	1.46	13.20
	159.5	191.5	32.0	2.46	20.20
ME10-06:A	168.0	178.0	10.0	0.76	5.20
	213.0	224.0	11.0	0.54	3.86
	238.0	245.5	7.5	1.39	12.80
	330.0	338.0	8.0	4.90	41.40
ME10-07	262.0	275.0	13.0	1.90	15.70
	305.0	310.0	5.0	0.95	9.90

NEVADA GOLD PROPERTIES

Starfield holds two properties (Dome Hill and Stealth), located in historic high-grade gold mining districts.  The Stealth property under lease to Desert Ventures is located in the state of Nevada, and the Dome Hill property formerly subject to an earn-in agreement with Golden Predator, and currently in the process of being sold to Desert Ventures straddles the Nevada-California border.  During the quarter ended November 30, 2010, the Company dropped certain claims that were considered ancilliary to the core project and these claims did not have any ascribed value in the acquisition.

On July 6, 2009, the Company signed an agreement with Golden Predator Mines US Inc., a wholly owned Nevada subsidiary of Golden Predator Royalty and Development (“Golden Predator”), in which Golden Predator can acquire up to a 75% interest in Starfield’s portfolio of eight Nevada properties. Starfield will be subject to various lease and royalty commitments if the Company chooses to retain these properties.  On February 10, 2010, the Company amended its agreement with Golden Predator where Golden Predator can acquire up to a 75% interest in only one of Starfield’s Nevada properties. On April 14, 2011, Golden Predator terminated it’s earn-in Agreement covering the Dome Hill project.

ITEM 4A.                      UNRESOLVED STAFF COMMENTS.

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Item 5.A.	Operating results.

Overview

The Corporation’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Corporation, conforms in all material respects with US GAAP except for the differences identified in Note 16 to the financial statements. The value of the U.S. Dollar in relationship to the Canadian Dollar was $0.97 at February 28, 2011 and $0.97 at September 26, 2011.

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

Results of Operations

During the twelve months ended February 28, 2011, the Corporation spent $3.9 million (2010 - $3.9 million) on exploration at its Mineral Properties.

Fiscal 2011 vs. Fiscal 2010

Deferred exploration costs incurred in the twelve months ended February 28, 2011 and February 28, 2010 were as follows:

	2011 $’000	2010 $’000
Acquisition and maintenance costs	373	294
Exploration costs
Compensation	998	1,530
Aircraft support including helicopter moves	396	133
Diamond drilling	166	127
Camp support costs including fuel	167	421
Diamond exploration program	10	636
Recovery of diamond exploration program costs	(10)	(636)
Analytical and geophysical services	1,781	1,396
	3,881	3,901

Deferred exploration expenditures incurred during the year ended February 28, 2011 were about the same as the corresponding period in the prior year due to the increased spending incurred in developing the hydrometallurgical process in the current fiscal year. Compensation costs have decreased primarily due to a reduction in capitalization of stock-based compensation compared to the prior year in addition to a significant decrease in the number of personnel at the camp site. Starfield did not fully utilize its Ferguson Lake camp during fiscal 2011, which led to a minimization of personnel needed. As a result, there was a substantial decrease in aircraft support and camp support costs for the year ended February 28, 2011. A small drilling program has taken place in the current fiscal year as several holes were drilled during the third quarter of the current year. In addition, several holes were drilled on the Moonlight property. This is compared to a significant drilling program that took place at Ferguson Lake in the same period of the prior fiscal year. Analytical costs have increased compared to the prior year as Starfield has focused on advancing its hydromet process through Phase II of its development.

General and administrative expenditures incurred for the year ended February 28, 2011 were as follows:

	2011 $’000	2010 $’000
Consulting fees	79	9
Directors fees	226	236
Investor relations	106	110
Legal and audit	321	250
Management and administrative compensation	671	707
Rent and office services	424	477
Transfer and regulatory fees	104	184
Travel and conferences	69	102
	2,000	2,075

General and administrative expenses for the year ended February 28, 2011 decreased $0.1 million over the previous year due to the following changes:

•	Consulting fees increased due to the engagement of third party advisors to assist in the search for strategic options for the Company;
•	Legal and audit expenses in the current quarter included outside accounting support required to cover a maternity leave;
•	Rent and office fees have decreased due to lower rent costs in the current period compared to the same period last year and a concerted effort to curtail costs;
•	Transfer and regulatory fees decreased over the prior year primarily due to additional listing fees charged by the TSX, relating to the Nevoro transaction, included in the prior year; and,
•	Travel and conferences substantially decreased over the same period in the prior year due to a concerted effort by management to curtail discretionary expenditures.

During the year ended February 28, 2011, the Company granted 0.4 million stock options (February 28, 2010 - 10,800,000) to directors, employees and consultants. The Company recognized $0.5 million in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet, of which $0.05 million of the expense was capitalized to mineral properties (February 28, 2010 - $0.6 million, $0.3 million capitalized). The Company recognizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

During the year ended February 28, 2011, no DCUs (February 28, 2010 - 4,052,052) were issued, and $0.4 million was recorded to stock-based compensation expense, of which $0.3 million was capitalized to the compensation category under mineral properties (February 28, 2010 - $0.8 million, $0.4 million capitalized).

Fiscal 2010 vs. Fiscal 2009

Deferred exploration costs incurred in the twelve months ended February 28, 2010 and February 28, 2009 were as follows:

	2010 $’000	2009 $’000
Acquisition and maintenance costs	294	316
Exploration costs
Compensation	1,530	7,457
Aircraft support including helicopter moves	133	4,070
Diamond drilling	127	3,525
Camp support costs including fuel	421	8,492
Diamond exploration program	636	-
Recovery of diamond exploration program costs	(636)	-
Analytical and geophysical services	1,396	4,855
	3,901	28,715

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

General and administrative expenditures incurred for the year ended February 28, were as follows:

	2010 $’000	2009 $’000
Consulting fees	9	53
Directors fees	236	217
Investor relations	110	370
Legal and audit	250	592
Management and administrative compensation	707	1,391
Rent and office services	477	456
Transfer and regulatory fees	184	130
Travel and conferences	102	246
	2,075	3,455

General and administrative expenses for the year ended February 28, 2010 decreased $1.4 million over the previous year due to the following changes:

•	Consulting fees were significantly lower as fees in the prior year were for search costs associated with the hiring of the VP, Exploration, with no comparable expenditures in the current year;
•	Directors’ fees increased in the current year due to an increased number of meetings as a result of the Nevoro transaction relative to the prior year in which there was no similar transaction;

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

During the year ended February 28, 2010, the Corporation granted 10.8 million stock options (February 28, 2009 - 1,850,000) to directors, employees and consultants. The Corporation recognized $0.6 million in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet, of which $0.3 million of the expense was capitalized to mineral properties (February 28, 2009 - $4.0 million, $3.3 million capitalized). The Corporation realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

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

During the year ended February 28, 2009, the Corporation granted 1,850,000 stock options (February 29, 2008 - 16,125,000) to directors, officers, employees and consultants. In the current fiscal year, there were fewer additions to the management team resulting in fewer stock options granted as part of their retention package. In comparison, in the prior fiscal year, a significant number of options were issued as the Corporation experienced significant turnover of both management and directors. the Corporation recognized $4.0 million in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet, of which $3.3 million of the expense was capitalized to mineral properties (February 20, 2008 - $8.3 million, no capitalization). The Corporation realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model with the following weighted average assumptions: a five year expected term, volatility of 79%, risk-free interest rate of 2.97% and an expected dividend yield of 0%. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Item 5.B.	Liquidity and capital resources.

The Corporation’s primary source of funds since incorporation has been through private placements of its common shares and the exercise of stock options and common share purchase warrants. The Corporation has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future. The activities of the Corporation, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities. As of the date of this report, the Corporation had approximately $5.2 million in cash. Management believes it has sufficient resources to maintain operations over the next 12 months.

Fiscal 2011 ended February 28, 2011

On December 7, 2010, the Company completed a $5.1 million private placement financing by issuing 38,954,155 flow-through units at a price of $0.065 and 51,800,000 common share units at a price of $0.05.  Each unit consisted of one share and one half of one common share warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

On June 11, 2010, the Company completed a $2.4 million private placement financing by issuing an additional 28,054,704 units at a price of $0.085 per unit.  Each unit consisted of one flow-through share and one half of one common share warrant. Each whole warrant entites the holder to purchase one additional common share of the Company at a price of $0.15 for 12 months from the closing date.

Since Starfield is an exploration stage company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term.  To maintain the Company's capacity to meet planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities.  As described above, exploration stage companies are heavily reliant on the equity market to fund activities, usually through private placements.  Today’s equity markets make this alternative difficult without incurring significant dilution to existing shareholders.  Starfield is considering all available alternatives, given appropriate pricing and other market conditions.  However, it is currently uncertain, given the current economic and market conditions, whether such initiatives will be successful in generating sufficient cash flow to finance exploration activities.

As at February 28, 2011, Starfield had $3.9 million in cash (February 28, 2010 - $3.6 million) and working capital of $3.6 million (February 28, 2010 - $3.6 million). The increase in cash and working capital at February 28, 2011 compared to February 28, 2010, is the December 2010 private placement.

There are 80.8 million warrants outstanding at February 28, 2011, (February 28, 2010 - 27.4 million) at a weighted average exercise price of $0.20, which, if fully exercised, would raise almost $16.2 million (February 28, 2010 - $16.6 million). The dollar value contribution of only in-the-money warrants is $nil.

There are also 29.6 million stock options outstanding at February 28, 2011, (February 28, 2010 - 41.7 million) with a weighted average exercise price of $0.61 that would contribute approximately $18 million (February 28, 2010 - $23.5 million) if exercised in full. The dollar value contribution of only in-the-money options is $nil.

The Company’s interest rate risks are limited to interest-bearing cash balances.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

As of the date of this report, the Company had approximately $5.2 million in cash, which is held at the Royal Bank of Canada and Scotiabank in Toronto.  Starfield continues to consider opportunities for equity financing or joint venture partnerships.

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

As at February 28, 2010, the Corporation had $3.6 million in cash which is held at the Royal Bank of Canada and Scotiabank in Toronto (February 28, 2009 - $3.9 million), and working capital of $3.6 million (February 28, 2009 - $4.1 million). The decrease in cash and working capital at February 28, 2010 compared to February 28, 2009, is primarily a result of funding the exploration programs at Ferguson Lake, the Stillwater Project and the Moonlight Project, acquisition fees associated with the acquisition of Nevoro Inc., maintaining the camp and the continuing development of the hydrometallurgical process during the current fiscal year.

There are 27.4 million warrants outstanding at February 28, 2010, (February 28, 2009 - 1.2 million) at a weighted average exercise price of $0.61, which, if fully exercised, would raise almost $16.6 million (February 28, 2009 - $1.5 million). The dollar value contribution of only in-the-money warrants is $nil.

There are also 41.7 million stock options outstanding at February 28, 2010, (February 28, 2009 - 19.4 million) with a weighted average exercise price of $0.56 that would contribute approximately $23.5 million (February 28, 2009 - $18.8 million) if exercised in full. The dollar value contribution of only in-the-money options is $nil.

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

Since the Corporation is an advanced exploration company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term. To maintain the Corporation's capacity to meet planned growth or to fund future development activities, the Corporation must utilize its current cash reserves, income from investments, and cash from the sale of securities. In this regard, advanced exploration stage companies are heavily reliant on the equity market to fund activities usually through private placements. Today’s equity markets make this alternative difficult without incurring significant dilution to existing shareholders.

As at February 28, 2009, the Corporation had $3.9 million in cash (February 29, 2008 - $10.9 million) and working capital of $4.1 million, (February 29, 2009 - $10.8 million). Included in this amount is approximately $2.2 million of flow-through funds that the Corporation is obligated to spend on exploration by December 31, 2009. While the Corporation has modest working capital requirements, all efforts are being made to reduce all discretionary expenditures to ensure the Corporation remains viable and retains its assets until financial markets have stabilized. The decrease in cash and working capital at February 28, 2009 compared to February 29, 2008, is primarily a result of funding the Corporation’s exploration program and the development of the hydromet process during the current fiscal year.

As at February 28, 2009, there were 1.2 million warrants outstanding (February 29, 2008 - 800,000) at a weighted average exercise price of $1.24, which, if fully exercised, would raise almost $1.5 million (February 29, 2008 - $1.3 million). The dollar value contribution of only in-the-money warrants was $nil.

There were also 19.4 million share purchase options outstanding (February 29, 2008 - 20.0 million) with a weighted average exercise price of $0.97 that would contribute approximately $18.8 million (February 29, 2008 - $19.2 million) if exercised in full. The dollar value contribution of only in-the-money options was $nil.

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

The Corporation’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Corporation, conforms in all material respects for the periods presented with US GAAP except as noted in Note 16 to the financial statements.

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

Item 5.E.	Off-balance sheet arrangements.

The Corporation has no off-balance sheet arrangements.

Item 5.F.	Tabular disclosure of contractual obligations.

The Corporation currently leases office space in Toronto, and holds a commercial lease on its Ferguson Lake Property.

Table No. 5 Contractual Obligations as of February 28, 2011 Payments Due by Period
Contractual Obligations as of February 28, 2011	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations (1)	399	174	225	-	-
Kivalliq Inuit Association commercial lease	97	97	-	-	-
Total	496	271	225	-	-
(1)	Operating lease obligations represent the lease on the Corporation’s current office in Toronto.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.	Directors and senior management.

Table No. 6 lists the names of each director and executive office of the Corporation as of February 28, 2011, and includes those elected at the annual and general shareholders meeting held on July 20, 2011. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected or appointed. Officers of the Corporation are appointed by the board of directors (“the Board”).

All directors are residents and citizens of Canada.Table No. 6 Directors and Senior Management
Name	Position	Age	Date of First Election or Appointment
André J. Douchane (3)	President. Chief Executive Officer and Director	60	February, 2007
Greg Van Staveren	Chief Financial Officer	50	September, 2007
Raymond Irwin	Vice President, Exploration	62	April, 2008
Ross Glanville (3)(2)	Director	64	August, 2004
Norman Betts (1)(2)	Director	57	March, 2006
Shirley Mears (1)(2)	Director	56	July, 2007
Philip Martin (1)(3)(2)	Director	66	October 2009

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

Shirley Mears joined the Corporation as a director in July 2007. She is a Chartered Accountant and is a board director and chair of the audit committee of New Brunswick Power Holding Corporation. Her previous posts include VP Finance of Edgewater Computer Systems Inc., Senior VP and CFO with Hydro Ottawa Holding Inc., VP and Treasurer of Zarlink Semiconductor Inc. which is traded on the TSX, and VP, Treasurer and VP Human Resources Canada and Corporate Taxation of Mitel Corporation. Ms. Mears currently is Vice President Corporate Services and Chief Financial Officer for CAA North and East Ontario.

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

As of the date hereof, the directors and executive officers of the Corporation, as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate 7,231,119 common shares or 1.0% of the Corporation’s issued and outstanding common shares at September 26, 2011.

Item 6.B.	Compensation.

During the fiscal year ended February 28, 2011, compensation paid to the non-executive directors was as follows:

Directors

Ross Glanville	57,000	Board member, member of Audit and Chair of Technical, Environmental, Health and Safety Committees
Norman Betts	61,000	Board member, Chairman of the Board, Chair of Governance, Nominating and Compensation Committee and member of Audit Committee
Stuart Bottomley	27,500	Board member and member of Technical, Environmental, Health and Safety Committee
Shirley Mears	37,500	Board member, Chair of Audit Committee and member of Governance, Nominating and Compensation Committee

Philip Martin	60,500	Board member and member of Technical, Environmental, Health and Safety Committee
Timothy Read	54,000	Board member and member of Technical, Environmental, Health and Safety Committee
TOTAL:	$297,500

For the year ending February 28, 2011, it is intended that non-executive directors receive a basic board retainer of $24,000 plus $1,000 per meeting for meetings attended in person or $500 per meeting for meetings attended by phone. A fee of $8,000 will be paid to the chair of the audit committee, and $3,000 to the chair of any other committee. A travel fee for board meetings of $1,000 per day will also be paid with a one day travel allowance for each set of board meetings. The chairman of the Board will receive an annual retainer of $60,000 plus travel fees. In addition, Messrs. Glanville, Read and Martin received special compensation for their special strategic services as committee members. It is intended that this compensation will include services during the 2012 fiscal year.

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

During the fiscal year ended February 28, 2011, the Corporation granted nil stock options to executives and directors.

Officers

The Corporation entered into an employment agreement with André J. Douchane and 1726582 Ontario Inc., a corporation of which Mr. Douchane is a principal, effective February 1, 2007 and updated effective March 1, 2010, until terminated. Given the share performance of the Company, Mr. Douchane has agreed to reduce his cash compensation to nil. He continues to be eligible for performance bonuses and continues to be part of the Company’s stock option program. The Agreement may be terminated by Mr. Douchane giving 90 days’ written notice to the Corporation. The Corporation may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. Without cause, the Corporation shall provide 90 days’ written notice to terminate the Agreement. If the Corporation terminates the Agreement without cause within 12 months of a change of control, the Corporation shall provide a lump sum payment to Mr. Douchane in the amount of $750,000. In addition, upon a change of control, all unvested options granted to him shall be automatically accelerated, vested and exercisable.

The Corporation entered into a services agreement with Greg Van Staveren and 2013026 Ontario Inc. (operating as Strategic Financial Services), a corporation wholly owned by Mr. Van Staveren, for the provision of the services of a Chief Financial Officer to the Corporation.  Effective March 1, 2011, until terminated, Mr. Van Staveren agreed to reduce his cash compensation to $150,000 per year, or $12,500 per month (plus GST), plus bonus payments, the size of which will vary based on performance.  The Agreement may be terminated by Mr. Van Staveren giving 90 days’ written notice to the Corporation. The Corporation may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. Without cause, the Corporation shall provide 90 days’ written notice to terminate the Agreement. If the Corporation terminates the Agreement without cause within 12 months of a change of control, the Corporation shall provide a lump sum payment to Mr. Van Staveren in the amount of 24 months’ fees (as defined in the Agreement) plus an amount equal to the average bonus paid to him in the three prior fiscal years, and all unvested options granted to him shall be automatically accelerated, vested and exercisable.

The Corporation entered into a services agreement with Raymond Irwin and Raymond Irwin Consulting, for the provision of services of a Vice-President - Exploration to the Corporation.  The agreement is effective April 1, 2008, until terminated, which provides for a monthly fee of USD $15,000, plus bonus payments (amounting to a maximum of 70% of base salary), the size of which will vary based on performance. Mr. Irwin was also granted 1,250,000 stock options.  The Agreement may be terminated by Mr. Irwin giving 90 days written notice to the Corporation. The Corporation may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. The Corporation may terminate the Agreement without cause by providing Mr. Irwin 90 days written notice or payment of fees in lieu of notice.

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

On January 30, 2009, the Board of Directors approved the adoption of a deferred compensation unit plan of the Corporation (the “DCU Plan”). The DCU Plan provides that deferred compensation unit awards (the “DCUs”) may be granted to directors and full-time key employees, including officers, of the Corporation to promote a greater alignment of interests between these individuals and the shareholders of the Corporation. Each DCU entitles the holder (the “Participant”), subject to the terms of the DCU Plan, to receive a payment in cash on the date when the DCU is fully vested in an amount that is equivalent to the weighted average trading price per common share of the Corporation on the Toronto Stock Exchange for the five trading days immediately preceding the payment date. The DCUs granted have a performance period expiring no later than March 1 of the second calendar year commencing after the date the DCUs are awarded. The performance period is subject to the discretion of the Board of Directors. All DCU’s were redeemed at fair market value as of February 28, 2011.

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

The members of the Governance, Nominating and Compensation Committee are Norman Betts (Chair), Shirley Mears, Philip Martin, and Ross Glanville, all of whom are independent directors of the Corporation. None of the Corporation’s executive officers have served on the Governance, Nominating and Compensation Committee, or any predecessor thereof, (or in the absence of such committee the entire board of directors) of another issuer whose executive officer is a member of the Governance, Nominating and Compensation Committee or board of directors.

The role of the Governance, Nominating and Compensation Committee is to:

i.	develop and monitor the effectiveness of the Corporation’s system of corporate governance;

ii.	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

iii.	develop and implement orientation procedures for new directors;

iv.	assess the effectiveness of directors, the Board and the various committees of the Board;

v.	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees;

vi.	assist the Board in setting the objectives for the CEO and evaluating CEO performance;

vii.	establish a remuneration and benefits plan for directors, senior management and other key employees;

viii.	review the adequacy and form of compensation of directors and senior management;

ix.	establish a plan of succession;

x.	undertake the performance evaluation of the CEO in consultation with the chair of the Board, if not the CEO; and

xi.	make recommendations to the Board.

Item 6.D.	Employees.

As of February 28, 2011, the Corporation had 8 employees and 10 consultants under contract. The employees are not unionized. The relationship of the Corporation with its staff is considered to be excellent.

Item 6.E.	Share ownership.

The Corporation is a publicly-owned Canadian corporation, the shares of which are owned primarily by Canadian residents, with some US residents and residents of other countries. The Corporation is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

As of September 26, 2011, the directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 7,231,119 shares, or approximately 1.0% of the Corporation’s issued and outstanding common shares. Table No. 7 lists, as of September 26, 2011, directors and executive officers who beneficially own the Corporation’s voting securities and the amount of the Corporation’s voting securities owned by the directors and executive officers as a group. Further details of each director’s and executive officer’s stock option ownership are provided in Table No. 8 below.

Table No. 7

Name and Position	Voting Securities Beneficially Owned or Controlled as at September 26, 2011
Norman Betts Director	512,500 shares 1,762,500 options
Ross Glanville Director	587,237 shares 1,265,000 options
Shirley Mears Director	117,000 shares 2,040,000 options
Philip Martin Director	3,087,950 shares 1,250,000 options
André J. Douchane President,CEO and Director	2,000,000 shares 4,700,000 options
Greg Van Staveren CFO	926,432 shares 2,425,000 options
Raymond Irwin Vice President, Exploration	No shares 1,650,000 options

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

Stock Options Outstanding

The names and titles of the directors/executive officers of the Corporation to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of September 26, 2011. Options vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Table No. 8

Option holder	Exercise price	Expiry date	Quantity remaining	Total
André J. Douchane	$0.285 1.05 0.11	Feb. 1, 2012 Jan. 15, 2013 Jan 21, 2015	1,500,000 200,000 3,000,000	4,700,000
Greg Van Staveren	$1.18 1.05 0.11	Sept. 13, 2012 Jan. 15, 2013 Jan 21, 2015	1,750,000 175,000 500,000	2,425,000
Raymond Irwin	$0.87 0.11	Apr. 1, 2013 Jan 21, 2015	1,250,000 400,000	1,650,000
Norman Betts	$0.285 0.32 1.05 0.11	Feb. 2, 2012 Apr. 23, 2012 Jan. 15, 2013 Jan 21, 2015	562,500 525,000 175,000 500,000	1,762,500
Ross Glanville	0.285 0.32 1.05 0.11	Feb. 2, 2012 Apr. 23, 2012 Jan. 15, 2013 Jan 21, 2015	250,000 375,000 140,000 500,000	1,265,000
Shirley Mears	1.71 1.05 0.11	Jul. 12, 2012 Jan. 15, 2013 Jan 21, 2015	1,400,000 140,000 500,000	2,040,000
Philip Martin	0.11	Jan 21, 2015	1,250,000	1,250,000

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Item 7.A.	Major shareholders.

Holdings By Major Shareholders.

As of February 28, 2011, FMR LLC, either directly or indirectly, held 71,761,436 shares or 11.2% of common shares of the Corporation.

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

During the year ended February 28, 2011, and the period up to and including September 26, 2011, the Corporation had no transactions with related parties.

Item 7.C.	Interests of experts and counsel.

No disclosure required.

ITEM 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated statements and other financial information.

See the Corporation’s consolidated financial statements beginning on page F-1.

The Corporation’s financial statements are presented in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles, the application of which, in the case of the Corporation, conforms in all material respects with U.S. Generally Accepted Accounting Principles, except as discussed in Note 16 to the financial statements.

The Corporation has not declared any dividend to date and has no present intention to declare any such dividend in the foreseeable future.

Item 8.B.	Significant changes.

On May 13, 2011, the Company completed a private placement of 50,528,466 flow-through units at a price of $0.075 per unit for gross proceeds of $3,790. Each flow-through unit consists of one flow-through common share and one common share purchase warrant. Each flow-through unit warrant entitles the holder to acquire one common share at an exercise price of $0.11 per share for a period of 24 months from the closing date.

On June 17, 2011, the Company completed a $1.4 million private placement financing by issuing 27,273,000 units at a price of $0.05. Each unit consisted of one common share and one common share purchase warrant. Each unit warrant entitles the holder to acquire one additional common share of the Company at a price of $0.08 for 24 months from the closing date.

ITEM 9.	THE OFFER AND LISTING.

Item 9.A.	Offer and listing details.

Until April 24, 2007, the Corporation’s common shares were traded on the TSX Venture Exchange (formerly the Canadian Venture Exchange. Thereafter, the common shares began trading on the Toronto Stock Exchange under the symbol “SRU”. The common shares are traded on Over the Counter (“OTC”) Bulletin Board in the United States, having the trading symbol “SRFDF”. Since 2004, the common shares of the Corporation were admitted to trade on the Frankfurt Stock Exchange in Germany.

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

Table No. 10 TSX Venture Exchange/TSX Exchange Common Shares Trading Activity (in Canadian Dollars)
	High	Low
Fiscal Year Ended 2/28/11	$0.19	$0.04
Fiscal Year Ended 2/28/10	$0.26	$0.09
Fiscal Year Ended 2/28/09	$1.38	$0.07
Fiscal Year Ended 2/29/08	$1.93	$0.23
Fiscal Year Ended 2/28/07	$0.64	$0.21
Quarter Ended 8/31/11	$0.07	$0.04
Quarter Ended 5/31/11	$0.11	$0.06
Quarter Ended 2/28/11	$0.19	$0.05
Quarter Ended 11/30/10	$0.09	$0.04
Quarter Ended 8/31/10	$0.08	$0.04
Quarter Ended 5/31/10	$0.10	$0.07
Quarter Ended 2/28/10	$0.13	$0.09
Quarter Ended 11/30/09	$0.19	$0.09
August 2011	$0.05	$0.04
July 2011	$0.06	$0.05
June 2011	$0.07	$0.04
May 2011	$0.08	$0.06
April 2011	$0.09	$0.06
March 2011	$0.11	$0.08

Table 10a. OTC Bulletin Board Stock Trading Activity (US Dollars)
	High	Low
Fiscal Year Ended 2/28/11	$0.17	$0.03
Fiscal Year Ended 2/28/10	$0.22	$0.08
Fiscal Year Ended 2/28/09	$1.33	$0.06
Fiscal Year Ended 2/29/08	$1.82	$0.19
Fiscal Year Ended 2/28/07	$0.58	$0.17
Quarter Ended 8/31/11	$0.06	$0.04
Quarter Ended 5/31/11	$0.11	$0.06
Quarter Ended 2/28/10	$0.17	$0.04
Quarter Ended 11/30/10	$0.09	$0.03
Quarter Ended 8/31/10	$0.10	$0.05
Quarter Ended 5/31/10	$0.10	$0.05
Quarter Ended 2/28/10	$0.14	$0.08
Quarter Ended 11/30/09	$0.18	$0.08
Quarter Ended 8/31/09	$0.22	$0.12
Quarter Ended 5/31/09	$0.22	$0.10
August 2011	$0.05	$0.04
July 2011	$0.06	$0.05
June 2011	$0.07	$0.06
May 2011	$0.08	$0.06
April 2011	$0.10	$0.07
March 2011	$0.11	$0.07

Item 9.B.	Plan of distribution.

No disclosure required.

Item 9.C.	Markets.

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

General Description of Capital Structure

Common Shares

The Corporation is authorized to issue an unlimited number of common shares, without par value, of which 640,999,079 were issued and outstanding at the February 28, 2011 year-end and 718,800,545 were issued and outstanding as of September 26, 2011. Holders of common shares are entitled to receive notice of any meeting of shareholders of the Corporation, and to attend and to cast one vote per common share at all such meetings.  Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the outstanding common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive dividends, if any, on a pro rata basis, such dividends, as and when declared by the Corporation’s board of directors in its discretion. Upon the liquidation, dissolution or winding up of the Corporation, holders of common shares are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attending to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive subscription, redemption or conversion rights.

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

Modification of Rights of Shareholders

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Business Corporations Act” of British Columbia, Canada. Unless the “Business Corporations Act”  or the Corporation's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

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

The Corporation's risk exposures and the impact on the Corporation's financial instruments are summarized below:

Credit risk
The Corporation's credit risk is primarily attributable to short-term investments and receivables. The Corporation has no significant concentration of credit risk arising from operations. Short-term investments are classified as cash equivalents and consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote.  Financial instruments included in receivables consist of goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in receivables is remote.

Liquidity risk
The Corporation's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at February 28, 2011, the Corporation had a cash balance of $3.9 million (February 28, 2010 - $3.6 million) to settle current liabilities of $1.2 million (February 28, 2010 - $0.7 million). All of the Corporation's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk
(a)           Interest rate risk
The Corporation has cash balances and no interest-bearing debt. The Corporation's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)           Foreign currency risk
The Corporation's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Corporation funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk.

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

As at February 28, 2011, the carrying and fair value amounts of the Corporation's financial instruments are the same.

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

Under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act).  Based on this evaluation, the CEO and CFO concluded that as a result of the material weakness in internal controls over financial reporting  as described in item 15.B, disclosure controls and procedures were not effective as at February 28, 2011.

Item 15.B.	Management’s annual report on internal control over financial reporting.

The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

During the preparation of the Company’s February 28, 2011 annual financial statements, the Company determined that a restatement of its previously issued financial statements was necessary as a result of a material weakness in the Company’s internal control over financial reporting.  Management investigated the cause of the restatement and determined that there was a material weakness in the Company’s internal control over financial reporting as of February 28, 2011 because the controls related to the preparation and review of the reconciliation to United States generally accepted accounting principles did not operate effectively.  Specifically, we determined that there were not sufficient personnel to perform in-depth analysis and review of the accounting for complex income tax transactions and non-routine transactions related to the Nevoro asset acquisition under US GAAP.  This deficiency resulted in a material adjustment to the US GAAP reconciliation note in the 2010 financial statements related to the accounting for future income tax liabilities and adjustments related to transaction costs related to the Nevoro acquisition which should have been capitalized rather than expensed as was previously done and differences in accounting for flow-through shares between Canadian and US GAAP.  The impact of these adjustments resulted in a decrease in net loss previously reported under US GAAP for the year ended February 28, 2010 of $3,075,000 and an increase in shareholders’ equity previously reported under US GAAP of $5,240,000 as at February 28, 2010.  This control deficiency results in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on timely basis.

The effectiveness of the Corporation’s internal control over financial reporting as at February 28, 2011, has been audited by KPMG LLP, our independent auditors, as stated in their report which appears herein.

Item 15.C.	Audit report of the independent auditors.

See Item 17.

Item 15.D.	Changes in internal control over financial reporting.

During the year ended February 28, 2011, there were no changes in the Corporation’s internal controls over financial reporting, that materially affected, or are reasonably likely to affect, its internal control over financial reporting. Subsequent to February 28, 2011 the Company took steps to correct the material weakness described in item 15.B.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Fiscal year ended February 28	2011	2010
Audit Fees (for audit of the Corporation’s annual financial statements for the respective year and reviews of the Corporation’s quarterly financial statements)	$75,750	$54,600
Audit-Related Fees (for accounting consultation)	1,940	5,250
Tax Fees (for tax return preparation and consultation)	17,165	20,300
All Other Fees	-	-
Total Fees	$94,855	$80,150

The policy of the Audit Committee regarding the engagement of non-audit services is set out in Section 3 of the Audit Committee’s Charter.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The Corporation did not purchase any shares of its common shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

The Corporation has not changed its Certifying Accountant during the two most recent fiscal years or the subsequent interim period.

ITEM 16G.	CORPORATE GOVERNANCE.

[Not applicable.]

ITEM 17.	FINANCIAL STATEMENTS.

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

STARFIELD RESOURCES INC.

Date: September 26, 2011	By:	s/ André Douchane
André J. Douchane
President and Chief Executive Officer

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Starfield Resources Inc.

We have audited Starfield Resources Inc.’s internal control over financial reporting as of February 28, 2011, based on the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Starfield Resources Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, in Management's Annual Report on Internal Control over Financial Reporting included in Form 20-F for the year ended February 28, 2011. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.  A material weakness related to the Company not maintaining effective controls over the preparation and review of the reconciliation to United States generally accepted accounting principles has been identified and included in management’s assessment of the effectiveness of internal control over financial reporting.  We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Starfield Resources Inc. as at February 28, 2011 and the related consolidated statements of operations and comprehensive loss, cash flows and changes in shareholders’ equity for the year then ended of Starfield Resources Inc. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 consolidated financial statements, and this report does not affect our report dated April 22, 2011, except as to note 16 which is as of September 26, 2011 which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, Starfield Resources Inc. has not maintained effective control over financial reporting as of February 28, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
September 26, 2011