Form 20-F
period 2012-02-29
STARFIELD RESOURCES INC
filed 2012-11-01
CIK 1074795

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended February 29, 2012 or
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
Common Shares, without par value
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Title of class ___None_________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 718,800,545
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐      No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒       No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒       No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                                                    Accelerated filer  ☐                                                      Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the ☒ International Accounting Standards Board	Other ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒     No ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐       No ☒

TABLE OF CONTENTS

PART I			1
	ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.	1
	ITEM 1.A.	DIRECTORS AND SENIOR MANAGEMENT.	1
	ITEM 1.B.	ADVISERS.	1
	ITEM 1.C.	AUDITORS.	1
	ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.	1
	ITEM 2.A.	OFFER STATISTICS.	1
	ITEM 2.B.	METHOD AND EXPECTED TIMETABLE.	1
	ITEM 3.	KEY INFORMATION.	1
	ITEM 3.A.	SELECTED FINANCIAL DATA.	1
	ITEM 3.B.	CAPITALIZATION AND INDEBTEDNESS.	3
	ITEM 3.C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.	3
	ITEM 3.D.	RISK FACTORS.	3
	ITEM 4.	INFORMATION ON THE COMPANY.	9
	ITEM 4.A.	HISTORY AND DEVELOPMENT OF THE COMPANY.	9
	ITEM 4.B.	BUSINESS OVERVIEW.	9
	ITEM 4.C.	ORGANIZATIONAL STRUCTURE.	10
	ITEM 4.D.	PROPERTY, PLANTS AND EQUIPMENT.	11
	ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.	47
	ITEM 5.A.	OPERATING RESULTS.	47
	ITEM 5.B.	LIQUIDITY AND CAPITAL RESOURCES.	46
	ITEM 5.C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	50
	ITEM 5.D.	TREND INFORMATION.	50
	ITEM 5.E.	OFF-BALANCE SHEET ARRANGEMENTS.	50
	ITEM 5.F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.	50
	ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	50
	ITEM 6.A.	DIRECTORS AND SENIOR MANAGEMENT.	50
	ITEM 6.B.	COMPENSATION.	52
	ITEM 6.C.	BOARD PRACTICES.	55
	ITEM 6.D.	EMPLOYEES.	56
	ITEM 6.E.	SHARE OWNERSHIP.	56
	ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.	59
	ITEM 7.A.	MAJOR SHAREHOLDERS.	59
	ITEM 7.B.	RELATED PARTY TRANSACTIONS.	59
	ITEM 7.C.	INTERESTS OF EXPERTS AND COUNSEL.	60
	ITEM 8.	FINANCIAL INFORMATION	60
	ITEM 8.A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.	60
	ITEM 8.B.	SIGNIFICANT CHANGES.	60
	ITEM 9.	THE OFFER AND LISTING.	60
	ITEM 9.A.	OFFER AND LISTING DETAILS.	60
	ITEM 9.B.	PLAN OF DISTRIBUTION.	61
	ITEM 9.C.	MARKETS.	61
	ITEM 9.D.	SELLING SHAREHOLDERS.	61
	ITEM 9.E.	DILUTION.	61
	ITEM 9.F.	EXPENSES OF THE ISSUE.	61
	ITEM 10.	ADDITIONAL INFORMATION.	61
	ITEM 10.A.	SHARE CAPITAL.	61
	ITEM 10.B.	MEMORANDUM AND ARTICLES OF ASSOCIATION.	62
	ITEM 10.C.	MATERIAL CONTRACTS.	64
	ITEM 10.D.	EXCHANGE CONTROLS.	64
	ITEM 10.E.	TAXATION.	65
	ITEM 10.F.	DIVIDENDS AND PAYING AGENTS.	66
	ITEM 10.G.	STATEMENT BY EXPERTS.	66
	ITEM 10.H.	DOCUMENTS ON DISPLAY.	66
	ITEM 10.I.	SUBSIDIARY INFORMATION.	66
	ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.	66
	ITEM 11.A.	QUANTITATIVE INFORMATION ABOUT MARKET RISK.	66
	ITEM 11.B.	QUALITATIVE INFORMATION ABOUT MARKET RISK.	66
	ITEM 11.C.	INTERIM PERIODS.	67
	ITEM 11.D.	SAFE HARBOR.	67
	ITEM 11.E.	SMALL BUSINESS ISSUERS.	67
	ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.	67
	ITEM 12.A.	DEBT SECURITIES.	67
	ITEM 12.B.	WARRANTS AND RIGHTS.	67
	ITEM 12.C.	OTHER SECURITIES.	67
	ITEM 12.D.	AMERICAN DEPOSITARY SHARES.	67
	ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.	67
	ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.	67
	ITEM 15.	CONTROLS AND PROCEDURES.	68
	ITEM 15.A.	DISCLOSURE CONTROLS AND PROCEDURES.	68
	ITEM 15.B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.	68
	ITEM 15.C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.	68
	ITEM 15.D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.	68
	ITEM 15T.	CONTROLS AND PROCEDURES.	68
	ITEM 16.	[RESERVED.]	69
	ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.	69
	ITEM 16B.	CODE OF ETHICS.	69
	ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.	69
	ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.	70
	ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.	70
	ITEM 17.	FINANCIAL STATEMENTS.	70
	ITEM 18.	FINANCIAL STATEMENTS.	70
	ITEM 19.	EXHIBITS.	71
SIGNATURES			72

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

The selected consolidated financial information set forth in the table below for each of the two years ended February 29, 2012 and February 28, 2011, which is expressed in Canadian dollars (the Company prepares its financial statements in Canadian dollars), has been derived from the Company's audited consolidated financial statements as at February 29, 2012, February 28, 2011 and March 1, 2010, and for the financial years ended February 29, 2012  and February 28, 2011 filed as part of this Form 20-F under Item 17. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("United States GAAP"). The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the said consolidated financial statements and related notes thereto. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	(in $000 except share data)
IFRS	2012	2011
Revenue	$-	$-
Exploration expenditures	5,236	3,508
Loss from operations	(6,644)	(5,956)
Net loss for the year	(8,604)	(6,522)
Basic and diluted loss per share	(0.01)	(0.01)
Current assets	1,527	4,775
Total assets	17,539	21,575
Current liabilities	1,031	1,219
Total liabilities	1,060	1,219
Share capital	155,155	152,647
Shareholders' equity (net assets)	16,479	20,356
Dividends declared per share	-	-
Weighted average common shares outstanding	700,625	562,312

Exchange Rates

On October 31, 2012, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.0004. The following table sets forth, for each of the years indicated, additional information with respect to the noon buying rate for Cdn$1.00. Such rates are set forth as U.S. dollars per Cdn$1.00 and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2012	2011	2010	2009	2008
Average (1)	1.0005	0.9888	1.0304	1.0660	1.1411

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

United States Dollar/Canadian Exchange Rates for the Previous Six Months

Rate	May 2012	June 2012	July 2012	August 2012	September 2012	October 2012
High	1.0288	1.0406	1.0209	1.0050	0.9899	1.0004
Low	0.9832	1.0185	1.0029	0.9871	0.9675	0.9765

Item 3.B.	Capitalization and indebtedness.

No disclosure required.

Item 3.C.	Reasons for the offer and use of proceeds.

No disclosure required.

Item 3.D.	Risk factors.

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

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The recoverability of the carrying value of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to raise financing, the achievement of profitable operations or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.  Changes in future conditions could require material write-downs of the carrying values of mining assets.  Some of the Company’s mining assets are located outside of Canada and are subject to the risk of foreign investment, including currency exchange fluctuations.

At February 29, 2012, the Company had a deficit of $156.5 million. In addition, the Company has flow through share expenditures commitments totalling $3.8 million which is required to be spent on qualifying Canadian Exploration Expenditures prior to December 31, 2012. The Company's ability to continue as a going concern is dependent on the ability of the Company to raise equity financing.  There are no assurances that the Company will be successful in achieving this goal and as a result there is substantial doubt regarding the applicability of the going concern assumption.  Subsequent to the end of the fiscal year, February 29, 2012, the Company completed the sale of 179 mining claims of the company’s Stillwater property for approximately $US 2.0 million.

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

The consolidated financial statements of the Company are presented in Canadian dollars, the functional currency. The operations of its US subsidiaries are also in Canadian dollars as the functional currency.  The operations of the subsidiaries are translated as follows: monetary assets and liabilities are translated at exchange rates prevailing at the balance sheet date; non-monetary items and any related amortization of such items are translated at the rate of exchange in effect when the assets were acquired or obligations incurred; and all income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year. Management monitors foreign exchange derived from currency conversions but does not hedge its foreign currency.

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

(l)	There is Uncertainty of the Nature and Amount of the Company’s Resources

While the Company has carried out estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material effect on the Company’s business and operations.

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

(n)	The Company’s Activities are Subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, land claims of First Nations and local people, environmental protection and remediation, endangered and protected species, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:

(a)	Government of Canada
(i)	Canada Customs and Revenue Agency (taxation)
(ii)	Canadian Environmental Assessment Agency, Environment Canada (environ-mental protection)
(iii)	Natural Resources Canada (land use and conservation)
(iv)	Department. of Fisheries and Oceans (land use and conservation)
(v)	Department. of Indian Affairs and Northern Development (land use and conservation)

(b)	Government of Nunavut
(vi)	Department. of Sustainable Development (mineral tenure, development and use)
(vii)	Nunavut Planning Commission (land use and conservation)
(viii)	Nunavut Water Board, (environmental protection) (land use and conservation)
(ix)	Department. of Finance (taxation)
(x)	Nunavut Impact Review Board (mine plans, labour rights and relations)
(xi)	Department. of Culture, Language, Elders and Youth (mine plans, labour rights and relations)
(xii)	Kivalliq Inuit Association (land use and conservation)

(c)	Kivalliq Designated Inuit Organization
(xiii)	Inuit Impact and Benefit Agreement (tax assessment)
(xiv)	Keewatin Regional Land Use Plan (building permitting)
(xv)	Kivalliq Inuit Association (business licensing)

(d)	Government of the United States of America

(e)	Government of California

(f)	Government of Montana

(g)	Government of Nevada

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

The Corporation is a Canadian-based natural resource exploration company. The Corporation was incorporated on April 22, 1994, under the Business Corporations Act (Alberta), and changed its name to Starfield Resources Inc. in 1997.  On October 27, 2006, the Corporation filed articles of continuance in British Columbia, which are filed as an exhibit to the Corporation’s filings with the SEC. The Corporation is also governed by the Business Corporations Act (British Columbia) and is a reporting issuer in the provinces of British Columbia, Alberta and Ontario and in the North West Territories. The Corporation’s registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, and the head office is located at 120 Adelaide Street West, Suite 900, Toronto, Ontario M5H 1T1. In December 1999, the Corporation acquired a 100% interest in certain mineral claims in the Ferguson Lake area of the Nunavut Territory, Canada and a five-kilometer area of influence around the claims (the “Ferguson Lake Property”).

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

•	the Moonlight Project, a copper-silver exploration property located in California on which two advanced stage copper-silver targets have been defined by previous mining and exploration; and

•	In addition to the Moonlight project, the company controls two early stage Nevada gold properties (Dome Hill and Stealth), which are located in historic high-grade gold mining districts.

Item 4.B.	Business overview

The Corporation is an advanced exploration company whose assets include the following properties (the “Properties”) all of which are 100% owned:

•	the Ferguson Lake Property, a nickel-copper-platinum-palladium-cobalt property located in Nunavut, Canada;
•	the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, adjacent to the Stillwater Platinum Mine;
•	the Superior Project, a copper-silver property located in California, and
•	one Nevada gold property.

The overall business objective of the Corporation is to explore, develop and commence production on the Properties. The Corporation’s management team has substantial expertise and experience in the operations of mines and the development of mining properties.

•	The Company will continue to focus on its operating priorities during 2012:
•	Actively seek joint venture partners for its properties;
•	Maintain the Ferguson Lake camp, review the 2012 updated Preliminary Economic Assessment to determine a 2012 exploration program subject to availability of funding (see item 3.D.(c)); and
•	Review the assay results from the completion of the 2011 drilling program at the Stillwater Project to determine 2012 exploration plans subject to availability of funding (see item 3.D.(c))..

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

The Corporation was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. The Corporation’s major business activity is the exploration of mineral properties located in Canada and the US.

On October 8, 2009, the Corporation completed its acquisition of Nevoro Inc.  The Corporation’s current organizational structure is illustrated below:

Starfield Resources Inc.
(Canada)
Nevoro Inc.
(Canada)
Sheffield Resources Ltd.
(B.C.)
Aurora Platinum Exploration Inc.
(B.C.)
Canada
U.S.
Nevoro Copper Inc.
(Formerly American Sheffield)
Nevoro Montana Inc.
(Formerly Aurora Metals USA Inc.)
Nevoro Nevada Inc.
(Nevada)

Item 4.D.	Property, plant and equipment.

The Corporation’s executive offices are located at 120 Adelaide Street West, Suite 900, Toronto, Ontario, Canada M5H 1T1.  Its registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3.

Project Descriptions and Locations

The Ferguson Lake project consists of ten mineral leases totalling 23,935 acres and active current claim blocks spanning 220,273 acres. Indicated and Inferred resources total more than 44 million tonnes. The Ferguson Lake Project is the largest base metal (nickel-copper-cobalt) and platinum group metals (“PGM”) project in Nunavut.  Advanced exploration has been conducted by the Company since entering into an option agreement in 1999 whereby Starfield purchased a 100% interest in the mineral claims comprising the Ferguson Lake Property. The Company has undertaken a number of exploratory programs, which have included geological mapping and prospecting, surface and airborne geophysical surveys, and diamond drilling. Additionally, Starfield has been carrying out exploration for diamonds and gold in other areas of its property. By advancing the massive sulphide discovery towards development, and uncovering value in additional areas of its large land holding, Starfield believes it could take advantage of future metal markets from the existence of current resources.

The Stillwater Project, comprising approximately 15,700 acres, is located in south central Montana, approximately 129 kilometres west southwest of the city of Billings. The project consists of 45 patented lode claims, 740 unpatented lode mining claims and 39 mill site claims. The project area is in the southern part of the Stillwater Complex, an Archean-age layered mafic-ultramafic magmatic intrusion exposed for 48 kilometres along the northern margin of the Beartooth Mountains. The Stillwater Complex and adjacent rocks have been known to contain copper, nickel, cobalt and chromium deposits since the late 1800s. More recently, deposits of PGM elements have been recognized. Historical resources were defined on the properties, but are not in compliance with NI 43-101.

The Superior Mine Project, totalling approximately 3,160 acres, is located approximately 140 kilometres northwest of Reno, Nevada, in Plumas County, north-eastern California. The project consists of 36 patented claims leased from California-Engels Mining Company and 122 unpatented mining claims (Teagan claims), which are subject to the terms of the California-Engels lease agreement.  During the quarter ended November 30, 2010, the Company dropped certain claims in the Moonlight project that were considered ancilliary to the core project, and these claims did not have any ascribed value in the acquisition.

FERGUSON LAKE PROPERTY

The Ferguson Lake Property consists of ten mineral leases comprising an area of 23,935 acres and 107 active claims totalling 220,273 acres in the Kivalliq region of southern Nunavut Territory some 240 kilometres west of Rankin Inlet and 160 kilometres south-southwest of Baker Lake. Ferguson Lake, central to the large property area, is midway between Yathkyed and Kaminuriak Lakes. The Ferguson Lake Property currently measures 80 kilometres in an east-west direction and approximately 40 kilometres north-south. These mineral claims are issued pursuant to the Canada Mining Regulations, C.R.C.C. 1516.
The project consists of four non-contiguous groups of claims that extend east, west, south and northwest of Ferguson Lake between latitudes 62° 30’ and 63° 15’ North and longitudes 96° 00’ and 98° 15’ West.

100°W
90°W
N
Repulse Bay
NUNAVUT
Baker Lake
N. W. T.
Chesterfield Inlet
Rankin Inlet
Ferguson Lake Property
Whale Cove
Arviat
Hudson
Bay
60°N
60°N
SASKATCHEWAN
MANITOBA
ONTARIO
Thompson
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

Mineral claims in Nunavut are valid for two years from the recording date, and may be renewed for an additional year by completing representation (assessment) work in the amount of $4.00/acre within the initial two-year period. Annual work in the amount of $2.00/acre is required to renew the claims beyond the third year. Representation work for the various mineral claims covering the period 2005-2010 was filed in October 2011.

Land use permits, including an Exploration Permit, Right of Way for winter transport, a Water Licence, and a Commercial Lease, enable exploration work to be conducted over the entire property area. These permits have been issued or renewed by the Kivalliq Inuit Association for parts of the Resource Property covering Inuit owned lands and by Indian and Northern Affairs Canada for Crown lands. Preliminary environmental studies, conducted by Rescan Environmental Services Ltd. on behalf of the Corporation, have occurred intermittently since 1999.

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

The Corporation is not aware of any environmental, infrastructure, or permitting issues which would adversely affect the potential viability of the Ferguson Lake Property. The Corporation cannot provide any assurance that agencies or government departments (Government of Nunavut, Department. of Indian Affairs and Northern Development, Department. of Fisheries and Oceans, Canadian Environmental Assessment Agency, Department. of Natural Resources Canada, Department. of Sustainable Development GN, Nunavut Water Board, Department. of Culture, Language, Elders and Youth GN, Nunavut Planning Commission, Nunavut Impact Review Board, Kivalliq Inuit Association, Keewatin Regional Land Use Plan, Inuit Impact and Benefit Agreement, Community Land and Resources Committee, Designated Inuit Organization and others) will approve mine production at the Ferguson Lake Property.

The Corporation is in compliance with applicable agency requirements and government regulators’ requirements and continues to operate the Ferguson Lake Property by holding all necessary permits, which are in good standing, or hold extensions to existing permits or has applications being processed with the applicable authority. The Corporation has paid all application fees, costs, rents and security deposits relating to these permits, extensions or applications. The information in this paragraph is provided by the Corporation and is not extracted from the 2011 Report.

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

The most significant drilling results obtained by the Corporation to date have been from the East and West Zones, as well as the 119 Zone Extension. Better grades (+1% combined copper-nickel) of nickel-copper-cobalt-PGM mineralization within and marginal to the host gabbro intrusion in all of these zones are contained in lenses and pods of massive and semi-massive sulphides which have a lateral extent of 350 metres in the East Zone II to more than 4,000 metres in the West. Two or more parallel lenses, separated by between 5 and 100 metres of lower grade sulphide mineralization and/or unmineralized host rock, are evident in many of the holes drilled on the West Zone.

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

During the fall of 2007 the Corporation completed a 19 hole drill program in the Main West Zone of Ferguson Lake. This initiative targeted the low-sulphide, PGM style of mineralization hosted in the Ferguson Lake (omit Sulphide) Intrusive Complex. This potential high-grade, low-sulphide mineralization was identified along strike during previous drilling. It is situated approximately 30 to 50 metres below the PGM-bearing massive sulphide Main West Zone lenses in the footwall gabbro unit. The massive sulphide base metal/PGM resource that is currently identified and qualified in Starfield’s NI 43-101 compliant July 2007 filing did not include this deeper, unique PGM mineralization.

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

Previous drilling has identified the presence of rhodium at Ferguson Lake (Hole FL02-132 contained a 0.1-metre interval assaying 2.58 grams per tonne). The indications of rhodium at Ferguson Lake were considered to be significant because of the strong price of this commodity. At the time of the release, the price of Rhodium was US$9,380 per ounce, which is equivalent to just over US$300 per gram per this 2008 report.

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

Sampling Methods, Security and Analytical Procedures

Previous diamond drilling, core logging and sampling at the Ferguson Lake Property has been supervised and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with NI 43-101.  Current diamond drilling, core logging and sampling at the Ferguson Lake Property is being supervised Ray Irwin, P.Geo., a Qualified Person in accordance with NI 43-101.

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

From 1999-2007, the diamond drill programs were managed for the Corporation  by Nicholson and Associates, a professional geological services company based in Vancouver and managed by Professional Geologists. Nicholson and Associates were responsible for data collection, data base management, drilling and analytical QA/QC, and data verification for the Ferguson Lake Property. The author has relied upon Nicholson and Associates for the provision of the verified database for resource modeling. Aspects of drilling, sample security, assaying, data handling and verification are contained in the appropriate sections of this report. Verification of Inco data has been referenced in the Carter Report. Since 2007, the drilling programs were planned and supervised by members of Starfield Resources staff who were either P.Eng.’s or P.Geo’s.

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

2008  Report Results and Classification

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

2011  Report Results and Classification

As per NI 43-101, a Mineral Resource is “an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable”. The economic and technical parameters used to evaluate the massive sulphide block model are summarized in Table 14-15. No economic, environmental, legal, socio-economic, or governmental factors are known to Roscoe Postle Associates Inc. (“RPA”) that would impact the estimate of Mineral Resources at Ferguson Lake.

Using the metal price, exchange rate, royalty payable, and recovery data, a dollar value was calculated for each block or partial block in massive sulphide (i.e., block NSR value). Resource cut-off value is established by the estimated operating costs. In order to assess the potential for open pit resources, RPA assessed the 2008 Whittle shells using a cut-off grade of $53/tonne. Blocks with NSR equal to or greater than $53/tonne within the 2008 Whittle shells have been tabulated as open pit resource. Blocks outside of the pit shells were assessed and those with NSR value of $97/tonne or greater have been tabulated as underground resources.

Economic and Recovery Factors:
Metal	Price per pound	Recovery
Nickel	US$9.00	91%
Copper	US$3.15	96%
Cobalt	US$17.00	90%
Iron	Note 1	74%
Sulphur	Note 1	67%
Sulphuric Acid (93%)	US$80.00
Hematite (62%)	US$100.00
US$/CDN$ Exchange Rate: 1.00
Royalty Payable: 2% NSR
Operating Costs:
Basis Open Pit Mining - Cost per tonne milled:		CDN$53.00
Basis Underground Mining - Cost per tonne milled:		CDN$97.00

Notes:

1.	NSR cut-off prices for pure iron and sulphur derived from iron and sulphur molecular weights in

CLASSIFICATION

Resource blocks in the Main West Zone have been classified as Indicated Resources and Inferred Resources. During block interpolation, the following data were recorded:

Number of samples used to interpolate each block
Number of octants used for the interpolation of each block
Block variance for Ni grade estimation

Classification of a Mineral Resource as Indicated was based in part on consideration of the block model of these statistics in individual blocks, neighbouring blocks, and groups of blocks. This classification was also based on:

 Regular and tighter drill hole spacing  Contours of sulphide thickness and therefore interpretation of thicker and  apparently more continuous massive sulphide

The tabulation of Indicated and Inferred Resources in the Main West Zone is contained in the following table:

MINERAL RESOURCES

INDICATED RESOURCES
Zone	Tonnes (Mt)	Ni %	Cu %	Co %	Pt %	Pd %	Fe Grade	$ %
1000 Pit	1.1	0.63	0.97	0.22	1.54	0.07	36.33	19.95
2000 Pit	0.0	0.59	0.72	0.13	1.65	0.11	37.11	20.07
Total Pit	1.1	0.63	0.97	0.22	1.54	0.07	36.34	19.95

1000 UG	5.5	0.62	0.85	0.19	1.46	0.08	35.32	19.33
2000 UG	2.2	0.56	0.79	0.20	1.22	0.06	35.62	19.11
3000 UG	7.1	0.69	1.16	0.32	1.73	0.08	41.15	22.81
Total UG	14.7	0.65	0.99	0.25	1.55	0.08	38.16	20.97

Total Indicated	15.8	0.65	0.99	0.25	1.55	0.07	38.04	20.90

INFERRED RESOURCES
Zone	Tonnes (Mt)	Ni %	Cu %	Co %	Pt %	Pd %	Fe Grade	$ %
1000 Pit	0.2	0.57	0.92	0.18	1.38	0.07	33.60	18.22
2000 Pit	0.0	0.59	0.72	0.13	1.65	0.11	37.11	20.07
Total Pit	0.2	0.57	0.90	0.17	1.40	0.07	33.96	18.40

1000 UG	1.2	0.58	0.78	0.15	1.38	0.07	33.61	18.30
2000 UG	3.4	0.59	0.71	0.15	1.20	0.07	36.54	19.75
3000 UG	1.3	0.63	1.19	0.36	1.71	0.07	38.72	21.16
Total UG	5.9	0.59	0.82	0.20	1.34	0.07	36.15	19.59

Total Inferred	6.1	0.59	0.83	0.19	1.34	0.07	36.08	19.55

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources were estimated at NSR cut-off values of $53 and $97 per tonne for open pit and underground, respectively.
3.	Mineral Resources were estimated using average long-term metal prices of US$9.00, US$3.15, and US$17.00 per pound of nickel, copper, and cobalt, respectively, a US$/C$ exchange rate of 1.00, and a royalty of 2% NSR.
4.	Metallurgical recovery assumptions were 91% for nickel, 96% for copper, and 90% for cobalt.

Current Exploration and Development

The following information under this heading is provided by the Corporation and is not extracted from the 2011 Report.

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

Drilling Program

The 2011 drilling program, which began in July and was completed during the first week of September, had the following three objectives:

1)	Further evaluate and better define the strong massive sulphide mineralization within the West zone.

2)	Evaluate a strong gossan possessing anomalous copper in rock chip geochemical samples that is related to a strong airborne conductivity anomaly located southwest of the 119 Zone Extension.

3)	Attempt to extend strong, but deep (>1,000m) massive sulphide mineralization in the 119 Zone Extension southwestward from hole FL04-174.

During the 2011 exploration program, three holes totaling 1,866 meters (6,122 feet) were completed.

Drill hole FL11-430, which was drilled 30 meters east of FL06-251, was designed to further evaluate and better define massive sulphide mineralization in the western part of the West Zone.  This hole, which was drilled southward at -64 degrees to a final depth of 215 meters (705 feet), intersected three closely spaced massive sulphide lenses.  The assay summary for this hole appears in the table on the following page.

Drill hole FL11-431, which is located southwest of the 119 Zone Extension, was drilled to evaluate a strong ENE trending, steeply north dipping gossanous zone, possessing weak base metal values in surface rock chip samples, that is situated within a broad airborne conductivity anomaly.  This hole, which was drilled southward at -57 degrees to a final depth of 422 meters (1,384 feet), intersected a broad zone of disseminated pyrite and pyrrhotite and a bleached, silicified zone containing spotty pyrite and chalcopyrite at 387.9 meters. This 3.91meter wide zone contained copper values up to 631ppm.

Drill hole FL11-432, which is located on the 119 Zone Extension approximately 350 meters southwest of hole FL04-174, was drilled in an attempt to extend the deep massive sulphide mineralization southwestward. This hole, which was drilled southeastward at a -64 degree inclination to a final depth of 1,229 meters (4,032 feet), intersected five lenses of sub-massive to massive sulphide mineralization between the depths of 1096.49 meters (3,597.4 feet) and 1,126.09 meters (3,694.5 feet).  Of these, four are considered significant and their assays are reported in the table below.

A more detailed summary of the significant assay results for the 2011 Ferguson Lake drill program can be found in the table below.

HOLE NUMBER FL11-430
Coordinates (NAD83)		Azimuth	Inclination	Interval		Thickness	Assays
Easting	Northing			From (m)	To (m)		Cu (%)	Ni (%)	Co (%)	Pt (g/t)	Pd (g/t)
604865	6972920	181	-64	104.60	107.55	2.95m	1.07	0.91	0.09	0.14	1.93
				111.50	119.00	7.5m	1.97	0.66	0.08	0.40	1.77
				134.00	140.00	6.0m	0.60	0.13	0.04	0.13	0.40

HOLE NUMBER FL11-432
Coordinates (NAD83)		Azimuth	Inclination	Interval		Thickness	Assays
Easting	Northing			From (m)	To (m)		Cu (%)	Ni (%)	Co (%)	Pt (g/t)	Pd (g/t)
601650	6972775	165.5	-64	1,096.49	1,098.52	2.03m	1.19	0.58	0.07	0.03	1.28
				1,106.45	1,112.10	5.65m	1.23	0.64	0.07	0.32	1.73
				1,118.70	1,124.66	5.96m	1.33	0.73	0.04	0.11	1.86
				1,125.46	1,126.09	0.63m	0.68	0.26	0.03	0.47	4.93

HOLE NUMBER FL11-430
Coordinates (NAD83)		Azimuth	Inclination	Interval		Thickness	Assays
Easting	Northing			From (m)	To (m)		Cu (%)	Ni (%)	Co (%)	Pt (g/t)	Pd (g/t)
604865	6972920	181	-64	104.60	107.55	2.95m	1.07	0.91	0.09	0.14	1.93
				111.50	119.00	7.5m	1.97	0.66	0.08	0.40	1.77
				134.00	140.00	6.0m	0.60	0.13	0.04	0.13	0.40

HOLE NUMBER FL11-432
Coordinates (NAD83)		Azimuth	Inclination	Interval		Thickness	Assays
Easting	Northing			From (m)	To (m)		Cu (%)	Ni (%)	Co (%)	Pt (g/t)	Pd (g/t)
601650	6972775	165.5	-64	1,096.49	1,098.52	2.03m	1.19	0.58	0.07	0.03	1.28
				1,106.45	1,112.10	5.65m	1.23	0.64	0.07	0.32	1.73
				1,118.70	1,124.66	5.96m	1.33	0.73	0.04	0.11	1.86
				1,125.46	1,126.09	0.63m	0.68	0.26	0.03	0.47	4.93

* Depths are not corrected to true thickness *

The samples were initially shipped to ALS Chemex Laboratory in Yellowknife, NWT where they underwent sample preparation. A 1,000 g sample was then shipped to ALS Chemex Laboratory in Vancouver, BC for multielement analysis. Reject material for a minimum of every 10th sample has been sent to SGS Laboratory in Vancouver, BC for multielement check assays, and all mineralized intervals will be checked by SGS Laboratories in Vancouver.

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

The Company believes that all its work to date on the Hydromet process has confirmed that the process will operate as designed. Given the Company’s current financial condition, the Company has temporarily delayed the construction of the Hydromet mini-plant.

The technical information in this document has been reviewed by Ray Irwin, BSc, P.Geo, a Qualified Person in accordance with National Instrument 43-101.

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

Subsequent to February 29, 2012, on May 1, 2012 the Corporation completed the sale of 179 mining claims of the Corporation’s Stillwater property for approximately $US 2.0 million. The above three lease agreements were not impacted by the sale of the 179 mining claims.

Also, subsequent to February 29, 2012, the Corporation relinquished its long term holding on the Benbow chromite mining leases.

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

The Corporation has received its Montana State Exploration License to conduct exploration, including drilling, in the state. Previously, the Stillwater Project received an approved Plan of Operations (Categorical Exclusion) from the USFS, and approval from the state DEQ for core drilling at 22 sites from three approved permits on its claim blocks. Since the focus of the exploration program has been changed to PGM targets, the corporation has filed new Plans of Operation to cover planned exploration on the VEZ targets in both the Gallatin National Forest and Custer National Forest. Following inspection by representatives of the USFS and DEQ and the posting of a reclamation bond, approval of the Plans of Operation were approved during fiscal 2012.  Starfield also controls water rights at the Benbow mine and has applied for temporary access to surface water to conduct exploration.

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

Five main types of mineralization are recognized in the Stillwater Project:

1.	Nickel-copper- cobalt + PGM sulfide mineralization hosted in the Basal Series;
2.	PGM + gold mineralization enriched in chromitite seams, mainly the A and B chromitites within the Peridotite member of the Ultramafic Series;
3.	PGM mineralization associated with the Volatile Enriched Zone (“VEZ”);
4. 5.	PGM mineralization hosted by intrusive, discordant dunite bodies in the Peridotite member of the Ultramafic Zone and Chromite mineralization hosted in Peridotite member Ultramafic Series.

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

Current Exploration and Development

As previously noted above, Starfield’s Stillwater Project overlies a significant part of the exposed Stillwater Complex, which is a large differentiated, mafic-ultramafic layered intrusive that is analogous in terms of lithologies and mineralization to the Bushveld Igneous Complex in South Africa. Like the prolifically mineralized Bushveld intrusive complex, and as evidenced by the adjacent Stillwater platinum-palladium mine, as well as previous exploration results on the project, Starfield believes its large land position covers several excellent PGM, copper-nickel-cobalt-platinum-palladium and chromium exploration targets.

Three general targets present on Starfield’s Stillwater Project are of particular interest with respect to the exploration of PGM mineralization. These include the “A” and “B” chromitites located near the base of the Ultramafic Series, the Volatile Enriched Zone (“VEZ”) located at the top of the Ultramafic Series and the potentially strongly mineralized discordant dunite bodies cutting the Ultramafic Series. The VEZ target lies a few hundred feet west of and down section of the JM Reef, which is the PGM-bearing complex that is currently being exploited by Stillwater Mining. (A schematic of Starfield’s claims in the Stillwater district is available on the Company’s website.). Starfield’s priority was to assemble all of the historical data from the Stillwater Project and the new claims purchased from Beartooth.

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

The second PGM planned drill target in the 2011 exploration program was a PGM-bearing discordant dunite body, approximately 250 metres in diameter, located in the Crescent Creek area. This intrusive body may be analogous to strongly mineralized, discordant dunite bodies present in the Bushveld Complex.  Previous rock chip grab samples from the Crescent Creek dunite area reportedly returned combined Pt+Pd grades in excess of 80 g/t. Additionally, this target possesses a strong PGM soil geochemical anomaly that is 900 metres by 300 metres in size.

The 2011 helicopter-supported exploration drilling program, consisting of five holes totalling 4,091 feet, was focused on two of the better known PGE targets present on the Stillwater project (i.e. the VEZ and Crescent Creek dunite). Most of the 2011 drilling occured along segments of the VEZ horizon, which Starfield geologists feel is analogous to the Pt-Pd bearing UG2 Reef in the Bushveld Complex. The initial drilling targeted segments of the VEZ having coincident PGE soil geochemical and airborne conductivity anomalies. It is believed that the conductivity anomalies are probably due to the presence of sulphides and graphite.

During the quarter ended August 31, 2011, the Company completed two exploration holes. One hole, EB11-01, which was completed to a depth of 737 feet during August 2011, targeted a segment of the VEZ located east of the Coors 602 resource. Drill hole LM11-01, which was also completed during August 2011 to a final depth of 777 feet, targeted a segment of the VEZ located west of the Coors 602 resource.

During September, 2011, the Company completed three exploration holes. Hole LM 11-02 is located west of LM 11-01, and targeted the same segment of the VEZ as did LM 11-01. This hole, which was completed at a depth of 786’ (239.6m), intersected some of the visually most interesting lithologies of the program.

Hole IC 11-01, which was drilled to a final depth of 862’ (262.7m), targeted the segment of the VEZ located east of the Janet 50 resource area. As with the other holes along the VEZ, this segment is characterized by coincident airborne geophysical and anomalous Pt- Pd soil geochemistry.

A review of the assay data from drill results of the 2011 exploration program revealed that none of the widely spaced holes drilled along various segments of the VEZ horizon located west of the Stillwater River contained any significantly anomalous Pt-Pd mineralization.

Hole CC 11-01, which was drilled to a final depth of 919.5’ (280.2m) targeted a poorly exposed dunite possessing strongly anomalous Pt- Pd values in previous soil and rock chip sampling. The hole intersected weakly anomalous Pt and Pd values near the surface and two potentially significant zones of sulphide mineralization (i.e. 708.0’-728.5’ and 845.0’-857.5’), and terminated in unmineralized norite, the country rock.

A review of the October 1988 feasibility study was completed on the chrome properties on its Stillwater properties. The properties contain the formerly operating Benbow and Mountain View mines, which were the only chrome mines to ever produce in North America, and were last operated during the Korean War.  A non-NI 43-101 compliant feasibility study was completed by James Askew Associates for Chrome Corporation of America in 1988.  After an internal review of this study, management believes that its chrome properties in Montana may have become economical again. Due to current economic circumstances, the Company has delayed the completion of an updated 2012, 43-101 report on the chrome assets.

A potential 2012 exploration plan subject to availability of funding for the Stillwater project will be determined after assays for the 2011 drilling program are reviewed.

SUPERIOR PROJECT

The Superior project, totalling approximately 3,160 acres, is located approximately 140 kilometres northwest of Reno, Nevada, in Plumas County, north-eastern California. The project consists of 36 patented claims leased from California-Engels Mining Company and 122 unpatented mining claims (Teagan claims), which are subject to the terms of the California-Engels lease agreement.  During the quarter ended November 30, 2010, the Company dropped certain claims in the Superior project that were considered ancilliary to the core project and these claims did not have any ascribed value in the acquisition.

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

The following summary of the Superior Project is reproduced from the Summary section of the 2007 Technical Report.

OREGON
CALIFORNIA
NEVADA
MOONLIGHT PROJECT
Susanville
Reno
WALKER LANE MINERAL BELT
Sacramento
MOTHER LODE GOLD BELT
San Francisco
Pacific Ocean
0 50 100 kilometers
LASSEN CO.
PLUMAS CO.
Mountain Meadow Reservoir
Mountain Meadows Creek
MOONLIGHT PROJECT CLAIM BLOCK
MOONLIGHT VALLEY DEPOSIT
Creek
COPPER MTN.
ENGELS MINE
LASSEN CO.
PLUMAS CO.
Moonlight Creek
Lights Creek
RUBY MINE
SUPERIOR MINE
Wolf Creek
Lucky S Mine
Goldstripe Mine
Peerless Mine
North Valley Road
Greenville
Indian Valley Mine
New York Mine
Arcadia Mine
Standart Mine
Diamond Mtn. Road
Diamond Mtn. Road
North Arm East Side
Beardsley Mine
Round Valley Reservoir
Cherokee Mine
Crescent Mills
Indian Creek
Indian Creek
Taylorsville
Iron Dyke Mine
0 1 2 3 4 5 kilometers
0 1 2 3 4 miles

Plumas County was actively explored between 1863 and the 1930’s. Copper was first discovered in the Lights Creek area by Henry Engels who in 1885 made a copper discovery that eventually became the Engels Mine and Superior Mines. Initial operations began in 1890 and continued to 1930 with the main period of operation between 1915 and 1930. Both mines shut down in the 1930s and since that time there haves been sporadic periods of exploration activity. The Engels and Superior Mines have reported joint production of about 161.5 million pounds of copper, 23,000 ounces of gold and 1.9 million ounces of silver recovered from 4.7 million tons of ore between 1914 and 1930. Mill recovery averaged about 80% during this period of operation, indicating a feed grade of about 2.2% copper and 0.5oz/ton Ag and 0.005 oz/ton Au. The Walker Mine, located approximately 20 km southeast of the Superior property in the same Plumas Copper Belt, is reported to have produced about 168 million pounds of copper, 180,000 ounces of gold and 3.6 million ounces of silver from 5.3 million tons of ore from 1916- 1941.

The Superior property is hosted in the Lights Creek intrusive stock which lies near the triple point junction of the Cascade, Sierra Nevada, and Basin and Range provinces which accounts for a very complex regional geological environment. The Mendocino fracture zone, which also contributes to the geological history of the area, is an east-west trending feature that passes near the Superior property. The Mendocino fracture zone appears to terminate against the northwest trending Walker Lane right-lateral strike-slip shear system that contains the past producing Yerington porphyry copper deposit. The Lights Creek intrusive stock is thought to have been formed as a satellite intrusive body to the large Sierra Nevada batholith and intrudes low-grade metamorphosed Jurassic-Triassic aged volcanic and sedimentary rocks. The age of the Lights Creek stock and subsequent mineralization of the stock is thought to be approximately Early Cretaceous to Palaeocene and therefore the same general age as the copper deposit at Yerington. The Superior copper deposit is classified as a porphyry copper deposit with associated gold, silver and molybdenum credits.

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

Current Exploration and Development

The Company will maintain this property with no plans for exploration in 2012.

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

None of these recent activities, all of which were supervised by Qualified Persons, have to date had any material effect on the Superior project.

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

On December 1, 2009, Starfield announced additional assay results from the Company’s initial drilling program at its Superior copper project. The table below provides silver assay results from ME09-01 and ME09-02. The intervals listed are drill core lengths and do not necessarily depict true width.

Superior Engels 2009 Silver Assay Results

Hole No.	From (f)	To (f)	Interval (f)	Silver (g/t)
ME09-01	98.0	140.0	42.0	40.9
	158.5	176.0	17.5	54.5
ME09-02	42.0	74.3	32.3	61.8
	79.3	89.0	9.7	87.5

Hole ME09-02 also encountered several minor intercepts of gold ranging from 1.5 g/t to 3.6 g/t.

In April 2010 , Starfield contracted Fugro Airborne Surveys to fly a detailed helicopter borne DIGHEM EM and aeromagnetic survey of the entire Superior project.

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

Superior Engels 2010 Copper and Silver Assay Results

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

NEVADA GOLD PROPERTIES

The Nevada property position consists of the Dome Hill project. The Corporation continues to hold the Dome Hill property which straddles the Nevada-California border.  In May 2011, the Corporation entered into an option agreement with a US gold company whereby they have the option to purchase the Dome Hill property over a three year period for a nominal amount. The Stealth property third party lease was terminated in August 2011, and the Corporation decided to allow these claims to lapse.

 As the Corporation has determined that it no longer intends to pursue its interest in the Nevada projects, all accumulated costs have been written-off as at February 29, 2012.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

An draft amendment to Form 20-F for the period ended February 28, 2011 has been filed as correspondence on EDGAR. Currently some additional comments, specifically item 15(b)(2) and 16F are being addressed.

ITEM 5.	OPERATING AND FIANCIAL REVIEW AND PROSPECTS.

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. Fiscal years 2012 and 2011 have been prepared in accordance with IFRS. The 2010 and 2009 information has not been restated to conform to IFRS and is presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Item 5.A.	Operating results.

Overview

The Corporation’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS. The value of the U.S. Dollar in relationship to the Canadian Dollar was $0.9966 at February 29, 2012 and $1.0004 at October  31, 2012.

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

The most recent significant financings are described in Item 5.B., “Liquidity and Capital Resources”.

The transitional exemptions applied under IFRS are contained in Note 16 of the audited consolidated financial statements attached as exhibit 99.

Results of Operations

For the year ended February 29, 2012, the Corporation had a net loss of $8.6 million, resulting from exploration, general and administration spending of $5.2 million and $1.4 million respectively, together with a write-down on mineral property of $1.0 million and tax and other expenses of $1.0 million.

During the year ended February 29, 2012, the Corporation spent $5.2 million (2011 - $3.5 million) on exploration at its Mineral Properties.

Fiscal 2012 vs. Fiscal 2011

Exploration costs incurred in the year ended February 29, 2012 and February 28, 2011 were as follows:

	2012 $’000	2011 $’000

Exploration costs
Compensation	1,357	998
Aircraft support including helicopter moves	1,137	396
Exploration drilling	1,393	166
Camp support costs including fuel	345	167
Diamond exploration program	0	10
Recovery of diamond exploration program costs	0	(10)
Analytical and geophysical services	1004	1,781
	5,236	3,508

Exploration costs incurred during the year ended February 29, 2012 were $1,728 higher than the corresponding period in the prior year primarily due to the postponement of the Stillwater exploration drilling program to this fiscal year from fiscal 2011.

Other expenditures incurred for the year ended February 29, 2012 were as follows:

	2012 $’000	2011 $’000

Directors fees	208	226
Investor relations	144	106
Legal and audit	237	321
Management and administrative compensation	211	750
Rent and office services	311	424
Stock-based compensation	171	448
Transfer and regulatory fees	61	104
Travel and conferences	65	69
	1,408	2,448

Other expenditures for the year ended February 29, 2012 were $1,040 lower than the similar prior year period as follows:

•	Investor relations are higher due to increased marketing efforts;
•	Legal and audit expenses decreased due to lower legal and arbitration costs and audit fee accruals;
•	Management compensation charges decreased due to staff and salary reductions and reduced corporate bonus accruals;
•	Rent and office expense were reduced by the relocation to smaller corporate office space in early 2010;
•	Stock-based compensation was lower as only minimal stock options were granted during fiscal 2011 and minimal vesting in 2012 from previous periods stock option grants; and
•	Transfer and regulatory expenses are lower due to lower levels of financing in the current fiscal year.

During 2012, the Corporation wrote-down a Nevada mineral property totaling $1.0 million.

Item 5.B.	Liquidity and capital resources.

The Corporation’s primary source of funds since incorporation has been through private placements of its common shares and the exercise of stock options and common share purchase warrants. The Corporation has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future. The activities of the Corporation, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities. The Company’s ability to continue as a going concern is dependent upon raising equity financing. There are no assurances that the Company will be successful in achieving this goal and as a result there is substantial doubt regarding the Company’s ability to continue as a going concern. Subsequent to February 29, 2012, the Company completed the sale of certain mining claims of the Company’s Stillwater property for US$1,950. As of the date of this report, the Corporation had approximately $1.7 million in cash.

Fiscal 2012 ended February 29, 2012

On June 17, 2011, the Company completed a $1.4 million private placement financing by issuing 27,273,000 units at a price of $0.05. Each unit consisted of one common share and one common share purchase warrant. Each unit warrant entitles the holder to acquire one additional common share of the Company at a price of $0.08 for 24 months from the closing date.

On May 13, 2011, the Company completed a $3.8 million private placement financing by issuing 50,528,466 flow-through units at a price of $0.075. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each flow-through unit warrant entitles the holder to acquire one additional common share of the Company at a price of $0.11 for 24 months from the closing date.

Since Starfield is an exploration stage company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term. To maintain the Company's capacity to meet planned growth or to fund further development activities, the Company must utilize its current cash reserves and income from cash-equivalent investments.  As described above, exploration stage companies are heavily reliant on the equity market to fund activities, usually through private placements. Today’s equity markets make this alternative difficult without incurring significant dilution to existing shareholders. Starfield is considering all available alternatives, given appropriate pricing and other market conditions.

As of the date of this report, the Company had approximately $1.0 million in cash, which is held at the Royal Bank of Canada. Starfield continues to consider opportunities for equity financing or joint venture partnerships.

On May 7, 2012, subsequent to the fiscal 2012 year-end, the Company announced the sale of 179 mining claims in its Stillwater property to Stillwater Mining Company for $US 2.0 million. The funds will be used for working capital and exploration in Canada and the United States.

As at February 29, 2012, Starfield had $1.1 million in cash (February 28, 2011 - $3.9 million) and working capital of $0.5 million (February 28, 2011 - $3.6 million). The decrease in cash at February 29, 2012, compared to February 28, 2011, is due to the 2011 exploration drilling program completion.

There are 133.3 million warrants outstanding at February 29, 2012, (February 28, 2011 - 80.8 million) at a weighted average exercise price of $0.11, which, if fully exercised, would raise almost $14.7 million (February 28, 2011 - $16.2 million). The dollar value contribution of only in-the-money warrants is $nil.

There are also 30.5 million stock options outstanding at February 29, 2012, (February 28, 2011 - 29.6 million) with a weighted average exercise price of $0.31 that would contribute approximately $9.5 million (February 28, 2011 - $18.0 million) if exercised in full. The dollar value contribution of only in-the-money options is $nil.

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

The Corporation does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Corporation’s liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Corporation’s liquidity are substantially determined by the success or failure of the Corporation’s exploration programs or the future acquisition of projects and availability of funding.

Item 5.E.	Off-balance sheet arrangements.

The Corporation has no off-balance sheet arrangements.

Item 5.F.	Tabular disclosure of contractual obligations.

The Corporation currently leases office space in Toronto, and holds a commercial lease on its Ferguson Lake Property.

Table No. 5 Contractual Obligations as of February 29, 2012 Payments Due by Period
Contractual Obligations as of February 29, 2012	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations (1)	224	134	90	-	-
(1)	Operating lease obligations represent the lease on the Corporation’s current office in Toronto.

The Company has flow through share expenditure commitments totaling $3,789 as at February 29, 2012 which is required to be spent on qualifying Canadian Exploration Expenditures prior to December 31, 2012.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.	Directors and senior management.

Table No. 6 lists the names of each director and executive office of the Corporation as of February 29, 2012, and includes those elected at the annual and general shareholders meeting held on July 17, 2012. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected or appointed. Officers of the Corporation are appointed by the board of directors (“the Board”).

All directors are residents and citizens of Canada.Table No. 6 Directors and Senior Management
Name	Position	Age	Date of First Election or Appointment
Philip Martin (2) (3)	President. Chief Executive Officer and Director	67	November, 2011
Greg Van Staveren (4)	Chief Financial Officer	51	September, 2007
Raymond Irwin	Vice President, Exploration	63	April, 2008
Ross Glanville (1)(2)(3)	Director	65	August, 2004
Norman Betts (1)(2)	Director	58	March, 2006
Shirley Mears (1)(2)	Director	57	July, 2007

Notes:
(1)    Member of the Audit Committee.
(2)    Member of the Governance, Nominating and Compensation Committee.
(3)    Member of the Technical Committee.
(4)    Greg Van Staveren terminated employment with the Corporation on March 23, 2012

Philip Martin joined the Corporation as a director in October 2009.  Mr. Martin was previously on the Board of Directors for Nevoro Inc, and as an independent director, he chaired both Nevoro's Audit Committee and its Nominating and Corporate Governance Committee.  He was also a member of its Governance, Nomination and Compensation Committee and its Environmental Occupational Health & Safety Committee.  Mr. Martin is a professional Engineer with an MBA from Cranfield University, Bedfordshire, UK, and has extensive experience in the finance and investment business.  He has worked with Toronto Dominion Bank (in corporate banking), Gordon Capital Corporation (analyst and investment banking) and First Associates Investment Inc. (investment banking).  He is currently a director of several mining and exploration companies listed in Canada and acts as a mining finance consultant.

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

As of the date hereof, the directors and executive officers of the Corporation, as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate 5,752,057 common shares or 0.8% of the Corporation’s issued and outstanding common shares at October 31, 2012.

Item 6.B.	Compensation.

During the fiscal year ended February 29, 2012, compensation paid to the non-executive directors was as follows:

Directors

Ross Glanville	31,375	Board member, member of Audit and Chair of Technical, Environmental, Health and Safety Committees
Norman Betts	54,500	Board member, Chairman of the Board, Chair of Governance, Nominating and Compensation Committee and member of Audit Committee
Stuart Bottomley	17,500	Board member and member of Technical, Environmental, Health and Safety Committee
Shirley Mears	36,500	Board member, Chair of Audit Committee and member of Governance, Nominating and Compensation Committee

Philip Martin	28,750	Board member and member of Technical, Environmental, Health and Safety Committee
Timothy Read	18,250	Board member and member of Technical, Environmental, Health and Safety Committee
TOTAL:	$186,875

During the year ended February 29, 2012, up to December 31, 2011, it is intended that non-executive directors receive a basic board retainer of $24,000 plus $1,000 per meeting for meetings attended in person or $500 per meeting for meetings attended by phone. A fee of $8,000 will be paid to the chair of the audit committee, and $3,000 to the chair of any other committee. A travel fee for board meetings of $1,000 per day will also be paid with a one day travel allowance for each set of board meetings. The Chairman of the Board will receive an annual retainer of $60,000 plus travel fees. Effective January 1, 2012, all retainer and committee fees were reduced to zero.

During the year ended February 29, 2012, the Company paid a total of $186,875 in directors’ fees. No other pension or retirement benefits have been paid to any of the directors of the Corporation. All directors of the Company are reimbursed for their travel and other expenses incurred in connection with fulfilling their responsibilities as directors of the Company.

Mr. Read and Mr. Bottomley submitted their resignations effective July 21, 2011.

Mr. Martin became President and Chief Executive Officer effective November 30, 2011.

The Corporation also may grant stock options to executive officers, consultants and employees as indicated below under Item 6.E. “SHARE OWNERSHIP”.

During the fiscal year ended February 29, 2012, the Corporation granted 10,500,000 stock options to executives and directors.

Officers

The Corporation entered into an employment agreement with Philip S. Martin effective December 1, 2011 until May 31, 2012, the initial term for the provision of services of a President and CEO to the Corporation.  The initial term of this Agreement shall be automatically extended for one month each and every month thereafter for a maximum of six additional months. The agreement is provides for a monthly fee of $12,500 per month (plus GST), plus bonus payments, the size of which will vary based on performance. The Agreement may be terminated by Mr. Martin giving 60 days written notice to the Corporation. Subsequent to expiration of the initial term, the Agreement may be terminated by Mr. Martin giving 30 days written notice to the Corporation. The Corporation may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. The Corporation may terminate the Agreement without cause by providing Mr. Martin with 15 days written notice and a payment of fees of $25,000. Subsequent to the initial term, the Corporation may terminate the Agreement without cause by providing Mr. Martin with 30 days written notice. If the Corporation terminates the Agreement without cause for a change of control, all unvested options granted to him shall be automatically accelerated, vested and exercisable.

The Corporation entered into a services agreement with Greg Van Staveren and 2013026 Ontario Inc. (operating as Strategic Financial Services), a corporation wholly owned by Mr. Van Staveren, for the provision of the services of a Chief Financial Officer to the Corporation.  Effective March 1, 2011, until terminated, Mr. Van Staveren agreed to reduce his cash compensation to $150,000 per year, or $12,500 per month (plus GST), plus bonus payments, the size of which will vary based on performance.  The Agreement may be terminated by Mr. Van Staveren giving 90 days’ written notice to the Corporation. The Corporation may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. Without cause, the Corporation shall provide 90 days’ written notice to terminate the Agreement. If the Corporation terminates the Agreement without cause within 12 months of a change of control, the Corporation shall provide a lump sum payment to Mr. Van Staveren in the amount of 24 months’ fees (as defined in the Agreement) plus an amount equal to the average bonus paid to him in the three prior fiscal years, and all unvested options granted to him shall be automatically accelerated, vested and exercisable. Mr. Van Staveren terminated employment with the Company on March 23, 2012.

The Corporation entered into a services agreement with Raymond Irwin and Raymond Irwin Consulting, for the provision of services of a Vice-President - Exploration to the Corporation.  The agreement is effective April 1, 2008, until terminated, which provides for a monthly fee of USD $15,000, plus bonus payments (amounting to a maximum of 70% of base salary), the size of which will vary based on performance. Mr. Irwin was also granted 1,250,000 stock options. Effective January 1, 2012, until terminated, Mr. Irwin agreed to reduce his salary to $US 600 per day. The Agreement may be terminated by Mr. Irwin giving 90 days written notice to the Corporation. The Corporation may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. The Corporation may terminate the Agreement without cause by providing Mr. Irwin 90 days written notice or payment of fees in lieu of notice.

Name and Principal Position	Year	Salary ($)	RSU and Option-based awards ($)(3)	Non-equity incentive plan compensation Annual incentive plans ($)	Total Compensation ($)
Philip Martin President & Chief Executive Officer	2012	37,500	25,500	Nil	63,000
Greg Van Staveren Chief Financial Officer	2012 2011 2010	150,000 200,000 133,125	12,750 45,120 41,000	50,000 50,000 40,000	212,750 295,120 214,125
Raymond Irwin VP, Exploration	2012 2011 2010	157,968 183,726 135,000	6,375 64,179 32,800	42,500 42,500 31,500	206,843 290,505 199,300

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

On January 30, 2009, the Board of Directors approved the adoption of a deferred compensation unit plan of the Corporation (the “DCU Plan”). The DCU Plan provides that deferred compensation unit awards (the “DCUs”) may be granted to directors and full-time key employees, including officers, of the Corporation to promote a greater alignment of interests between these individuals and the shareholders of the Corporation. Each DCU entitles the holder (the “Participant”), subject to the terms of the DCU Plan, to receive a payment in cash on the date when the DCU is fully vested in an amount that is equivalent to the weighted average trading price per common share of the Corporation on the Toronto Stock Exchange for the five trading days immediately preceding the payment date. The DCUs granted have a performance period expiring no later than March 1 of the second calendar year commencing after the date the DCUs are awarded. The performance period is subject to the discretion of the Board of Directors. All DCU’s were redeemed at fair market value as of February 29, 2012.

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

The Audit Committee recommends to the Board the engagement of the independent auditors of the Corporation and reviews with the independent auditors the scope and results of the Corporation’s audits, the Corporation’s internal accounting controls, and the professional services furnished by the independent auditors to the Corporation. The current members of the Audit Committee are: Shirley Mears (Chair), Norman Betts, and Ross Glanville.

The members of the Governance, Nominating and Compensation Committee are Norman Betts (Chair), Shirley Mears, Philip Martin, and Ross Glanville, all of whom are independent directors of the Corporation with the exception of Philip Martin. None of the Corporation’s executive officers have served on the Governance, Nominating and Compensation Committee, or any predecessor thereof, (or in the absence of such committee the entire board of directors) of another issuer whose executive officer is a member of the Governance, Nominating and Compensation Committee or board of directors.

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

As of February 29, 2012, the Corporation had 2 employees and 5 consultants under contract. The employees are not unionized. The relationship of the Corporation with its staff is considered to be excellent.

Item 6.E.	Share ownership.

The Corporation is a publicly-owned Canadian corporation, the shares of which are owned primarily by Canadian residents, with some US residents and residents of other countries. The Corporation is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

As of October 31, 2012, the directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 5,752,057 shares, or approximately 0.8% of the Corporation’s issued and outstanding common shares. Table No. 7 lists, as of October 31, 2012, directors and executive officers who beneficially own the Corporation’s voting securities and the amount of the Corporation’s voting securities owned by the directors and executive officers as a group. Further details of each director’s and executive officer’s stock option ownership are provided in Table No. 8 below.

Table No. 7
Name and Position	Voting Securities Beneficially Owned or Controlled as at October 31, 2012
Norman Betts Director	512,500 shares 2,175,000 options
Ross Glanville Director	587,237 shares 1,640,000 options
Shirley Mears Director	117,000 shares 1,640,000 options
Philip Martin Director	4,535,320 shares 5,250,000 options
Raymond Irwin Vice President, Exploration	No shares 2,650,000 options

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

Stock Options Outstanding

The names and titles of the directors/executive officers of the Corporation to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of October 31, 2012. Options vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Table No. 8

Option holder	Exercise price	Expiry date	Quantity remaining	Total
Philip Martin	$0.11 0.03	Jan 21, 2015 Jan 11, 2017	1,250,000 4,000,000	5,250,000
Raymond Irwin	$0.87 0.11 0.03	Apr. 1, 2013 Jan 21, 2015 Jan 11, 2017	1,250,000 400,000 1,000,000	2,650,000
Norman Betts	$1.05 0.11 0.03	Jan. 15, 2013 Jan 21, 2015 Jan 11, 2017	175,000 500,000 1,500,000	2,175,000
Ross Glanville	$1.05 0.11 0.03	Jan. 15, 2013 Jan 21, 2015 Jan 11, 2017	140,000 500,000 1,000,000	1,640,000
Shirley Mears	$1.05 0.11 0.03	Jan. 15, 2013 Jan 21, 2015 Jan 11, 2017	140,000 500,000 1,000,000	1,640,000

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Item 7.A.	Major shareholders.

Holdings By Major Shareholders.

No shareholders of the Corporation have  ownership of greater than 10% of the issued and outstanding common shares.

Share Ownership by Country.

The Corporation researched the indirect holdings by depositories and other financial institutions and believes it has approximately 8,500 Canadian shareholders and 1,300 U.S shareholders.

Control of Company.

The Corporation is a publicly owned Canadian corporation, the shares of which are owned primarily by Canadian residents with some U.S. and other foreign residents. The Corporation is not controlled by any foreign government or other person(s).

Change of Control of Company Arrangements.

None known.

Item 7.B.	Related party transactions.

During the year ended February 29, 2012, and the period up to and including October 31, 2012, the Corporation had no transactions with related parties.

Item 7.C.	Interests of experts and counsel.

No disclosure required.

ITEM 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated statements and other financial information.

See the Corporation’s consolidated financial statements and auditor’s report beginning on page F-1.

The Corporation’s financial statements are presented in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.

The Corporation has not declared any dividend to date and has no present intention to declare any such dividend in the foreseeable future.

Item 8.B.	Significant changes.

On May 1, 2012, the Company completed the sale of 179 mining claims of the company’s  Stillwater property for $US 1,950, as included in note 17, Subsequent event, of the February 29, 2012 financial statements.

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

Table No. 10 TSX Venture Exchange/TSX Exchange Common Shares Trading Activity (in Canadian Dollars)
	High	Low
Fiscal Year Ended 2/29/12	$0.11	$0.02
Fiscal Year Ended 2/28/11	$0.19	$0.04
Fiscal Year Ended 2/28/10	$0.26	$0.09
Fiscal Year Ended 2/28/09	$1.38	$0.07
Fiscal Year Ended 2/29/08	$1.93	$0.23
Quarter Ended 8/31/12	$0.02	$0.01
Quarter Ended 5/31/12	$0.03	$0.01
Quarter Ended 2/29/12	$0.03	$0.02
Quarter Ended 11/30/11	$0.05	$0.02
Quarter Ended 8/31/11	$0.07	$0.04
Quarter Ended 5/31/11	$0.11	$0.06
Quarter Ended 2/28/11	$0.19	$0.05
Quarter Ended 11/30/10	$0.09	$0.04
October 2012	$0.02	$0.01
September 2012	$0.02	$0.01
August 2012	$0.02	$0.01
July 2012	$0.02	$0.01
June 2012	$0.02	$0.01
May 2012	$0.02	$0.01

Table 10a. OTC Bulletin Board Stock Trading Activity (US Dollars)
	High	Low
Fiscal Year Ended 2/29/12	$0.11	$0.02
Fiscal Year Ended 2/28/11	$0.17	$0.03
Fiscal Year Ended 2/28/10	$0.22	$0.08
Fiscal Year Ended 2/28/09	$1.33	$0.06
Fiscal Year Ended 2/29/08	$1.82	$0.19
Quarter Ended 8/31/12	$0.02	$0.01
Quarter Ended 5/31/12	$0.03	$0.01
Quarter Ended 2/29/12	$0.03	$0.02
Quarter Ended 11/30/11	$0.05	$0.02
Quarter Ended 8/31/11	$0.06	$0.04
Quarter Ended 5/31/11	$0.11	$0.06
Quarter Ended 2/28/10	$0.17	$0.04
Quarter Ended 11/30/10	$0.09	$0.03
October 2012	$0.02	$0.01
September 2012	$0.02	$0.01
August 2012	$0.02	$0.01
July 2012	$0.02	$0.01
June 2012	$0.02	$0.01
May 2012	$0.02	$0.01

Item 9.B.	Plan of distribution.

No disclosure required.

Item 9.C.	Markets.

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

General Description of Capital Structure

Common Shares

The Corporation is authorized to issue an unlimited number of common shares, without par value, of which 718,800,545 were issued and outstanding at the February 29, 2012 year-end and 718,800,545 were issued and outstanding as of October 31,  2012. Holders of common shares are entitled to receive notice of any meeting of shareholders of the Corporation, and to attend and to cast one vote per common share at all such meetings.  Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the outstanding common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive dividends, if any, on a pro rata basis, such dividends, as and when declared by the Corporation’s board of directors in its discretion. Upon the liquidation, dissolution or winding up of the Corporation, holders of common shares are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attending to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive subscription, redemption or conversion rights.

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

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common shares reflects the Corporation’s opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders in the United States who have never been resident in Canada, deal at arm’s length with the Corporation, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act" or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Revenue Agency. This summary does not take into account provincial income tax consequences.

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Federal Income Tax Considerations

If a non-resident were to dispose of common shares of the Corporation to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Corporation (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Corporation), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation to the non-resident, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sale of common shares by a non-resident (of a company listed on a designated stock exchange) will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Corporation (25% or more of the shares of any class of the Corporation’s shares) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

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

Liquidity risk
The Corporation's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due (refer to Note 1 of the consolidated financial statements for the year ended February 29, 2012 - item 17).  As at February 29, 2012, the Corporation had a cash balance of $1.1 million (February 28, 2011 - $3.9 million) to settle current liabilities of $1.0 million (February 28, 2011 - $1.2 million). All of the Corporation's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk
(a)           Interest rate risk
The Corporation has cash balances and no interest-bearing debt. The Corporation's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)           Foreign currency risk
The Corporation's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Corporation funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk. There is no foreign currency risk associated with deferred income tax as the Corporation has no liability.

(c)           Price risk
The Corporation is exposed to price risk with respect to commodity prices. Changes in commodity prices will impact the economics of development of the Corporation’s mineral properties. The Corporation closely monitors commodity prices to determine the appropriate course of action to be taken by the Corporation.

Sensitivity analysis
As at February 29, 2012, the carrying values of the Corporation’s financial instruments approximate their fair value due to their short term nature.

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

Under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act).  Based on this evaluation, the CEO and CFO concluded that as a result of the material weakness in internal controls over financial reporting  as described in Item 15.B., disclosure controls and procedures were not effective as at February 28, 2012.

Item 15.B.	Management’s annual report on internal control over financial reporting.

The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of February 28, 2012 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was not effective as of February 28, 2012 and a material weakness was discovered related to the Company’s segregation of duties and in the Company’s ability to review and analyze complex income tax transactions.

The Company’s management, under the supervision of the CEO and CFO, are responsible for establishing and maintaining the Company’s internal controls over financial reporting. Internal control is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of internal controls over financial reporting based on the framework established “IFCR”.

During the evaluation by management it was determined that  material weaknesses existed in the design of internal controls over financial reporting and that the Company’s ICFR is not effective. Not unlike many peers in the junior mining industry in Canada, the Company operates a relatively small head office and concentrates its personnel at its operating office in Toronto.  Due to the limited personnel, at its Toronto head office, adequate segregation of duties was identified as an area of material weakness, and insufficient personnel for reviewing and analyzing complex income tax transactions. The Company does not have any immediate plans to hire additional staffing within the accounting group, but will continue to reassess internal requirements on a continual basis. The Company will use its best efforts to improve its internal control over financial reporting.

Item 15.C.	Audit report of the independent auditors.

The auditor’s report on the Financial statements for the year ended February 29, 2012 is contained within the Financial statements- see Item 17.

Item 15.D.	Changes in internal control over financial reporting.

During the year ended February 29, 2012, there were no changes in the Corporation’s internal controls over financial reporting, that materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Fiscal year ended February 29 and February 28	2012	2011
Audit Fees (for audit of the Corporation’s annual financial statements for the respective year and reviews of the Corporation’s quarterly financial statements)	$65,000	$75,750
Audit-Related Fees (for accounting consultation)	-	1,940
Tax Fees (for tax return preparation and consultation)	-	17,165
All Other Fees	-	-
Total Fees	$65,000	$94,855

The policy of the Audit Committee regarding the engagement of non-audit services is set out in Section 3 of the Audit Committee’s Charter.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The Corporation did not purchase any shares of its common shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

The Corporation has not changed its Certifying Accountant

ITEM 16G.	CORPORATE GOVERNANCE.

ITEM 16H.

[Not applicable.]

ITEM 17.	FINANCIAL STATEMENTS.

The consolidated financial statements for the year ended February 29, 2012 and notes thereto as required by this item are attached hereto and found immediately following the text of this annual report.

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

STARFIELD RESOURCES INC.
Date:	October 31, 2012	By:	/s/Philip S. Martin
Philip S. Martin
President and Chief Executive Officer